11008396

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Received SEC

DEC 13 2011

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 12, 2011

Commission File Number: 1-15174

Siemens Aktiengesellschaft
(Translation of registrant's name into English)

Wittelsbacherplatz 2
80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☒ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: December 12, 2011

/s/ DR. JOCHEN SCHMITZ
Name: Dr. Jochen Schmitz
Title: Corporate Vice President and Controller

/s/ DR. JUERGEN M. WAGNER
Name: Dr. Juergen M. Wagner
Title: Head of Financial Disclosure and Corporate Performance Controlling

SIEMENS



Creating sustainable cities

Annual Report 2011

www.siemens.com


7.8 million inhabitants
5,030 people per square kilometer
> London


London
LONDON

2011 — 50% 70%

Percentage of
world population in cities



7.8
5,030
> London
Total world population
7 billion
~50
%
Percentage of world population in cities – 2011
Total world population
9 billion
~70
%
Percentage of world population in cities – 2050


LONDON

London

2050 — 70%

1 ## Cities are growing

In 2011, more people worldwide lived in cities than in rural areas – and the number of city dwellers is continuing to grow. Experts predict that urban areas will be home to about 60% of the world's population by 2030 – and this figure is expected to reach 70% by 2050.

Over the next 20 years, the global population will increase by an estimated 1.4 billion.

Cities are influencing climate change

The challenge of climate change will be mastered in cities. Urban areas account for up to 70% of the world's greenhouse gas emissions, two-thirds of its energy consumption and about 60% of its freshwater consumption. This situation has arisen mainly because of inadequate infrastructures for mobility, power and water as well as energy-inefficient buildings – and it's clearly cause for concern.

But it also contains the seeds of a solution: cities committed to sustainable urban development can make a powerful contribution to climate and environmental protection.


~70
%
Percentage of the world's greenhouse gas emissions generated in cities
~60
%
Percentage of the world's freshwater consumed in cities
London
LONDON

Cities are the engines of growth

Cities are major contributors to global economic growth. The ten economically strongest cities already generate one-fifth of the world's total GDP – and this share is increasing.

The result? A growing need to invest in advanced infrastructure solutions worldwide.


London

~3.5 %

Annual GDP growth to 2025 – Cities

~3.0 %

Annual GDP growth to 2025 – Worldwide

Our contribution to sustainable urban development

Siemens is already making important contributions to sustainable urban development. Our reports on selected cities – such as the Green City Indexes – provide mayors, urban planners and city administrators worldwide with comparative data that they can use to evaluate their cities' performance and plan development measures. In more than 60 metropolises around the globe, our City Account Managers are advising urban decision-makers in the crucial planning phase of infrastructure projects. And last but not least, our innovative products and solutions are making cities more environmentally friendly, improving the quality of urban life and cutting costs.

> www.siemens.com/cities

> www.siemens.com/greencityindex


7.8
London
Page 1
million inhabitants
Page 26
Singapore
5.0
million inhabitants
20.0
São Paulo
Page 62
million inhabitants
To learn more about how we're promoting sustainable development and improving the quality of life in London, Singapore and São Paulo, please take a look at our three city reports.
London
LONDON

Contents Part I

London


UNDERGROUND
BANK STATION

Contents Part I

City report: London

With almost eight million inhabitants, London is western Europe's largest city

London is at the heart of world business and globalization. By applying our innovative technology solutions, the city is in a better place to tackle the challenges it faces in its drive to achieve a sustainable future.

↪ *www.siemens.com/ar/london*


We're all over London
BIG BUS TOURS
12
THE BIG BUS

Making London livable for everyone

Meeting point: City Hall, London, July 13, 2011, 12:30 p.m.

On a walk through central London, city representative Martin Powell and our City Account Manager Kevin Worster take stock of the challenges facing the huge city and the opportunities for improving the lives of its inhabitants through sustainable infrastructure solutions.

Siemens has been active in London for almost two hundred years, helping the city stay abreast of rapid growth and address the questions of the future – with answers that Siemens is already providing today.



> Martin Powell (left)
Martin Powell is responsible for climate change projects at the London Development Agency. The agency, which reports directly to the mayor, aims to ensure that the city's economic growth is sustainable. Powell was formerly head of project management at Network Rail, the owner and operator of most of the rail infrastructure in the UK.

>> Kevin Worster (right)
Kevin Worster has been Siemens' City Account Manager in London since October 2009. His job is to drive innovation and thought leadership and leverage our entire portfolio to help master the city's key challenges. In his thirteen years at Siemens, Worster has held a number of management positions.

Kevin Worster

Martin, what is your idea of a sustainable city?

Martin Powell

A sustainable city is one that combines all of its various strategies together on water, energy, waste and transport, so that you have a single, holistic approach to tackle your urban challenges. I might add that in striving to achieve this, it is extremely helpful to have a single point of contact at our industry partners, such as Siemens has established with the City Account Management.



Our on-site engineering team services and repairs all the medical equipment – more than 5,000 devices – at London's Queen's Hospital.

Our SOMATOM Sensation computed tomography system is helping hospital radiologists optimize their diagnoses.

On their walk through central London, Martin Powell and Kevin Worster discuss the further challenges relating to sustainable development in the city.

03 ___Kevin Worster

I'm glad to hear that. It always takes an effort to create such a role in a large and diversified organization. At Siemens, we believe that we need to become involved very early in any decision-making process for urban infrastructure, and the master-planning phase. This is where urban planners and architects today make important decisions determining the way ahead.

04 ___Martin Powell

That is certainly true. It's where we need to balance political ideas with technological options and budget constraints. In this kind of discussion, solutions expertise and innovation as provided by a large-scale industrial partner are key, but it is equally important that our partner can make quick and informed decisions of its own.

___Kevin Worster "We need to become involved very early in any decision-making process for urban infrastructure."



Clinicians at Queen's Hospital scanned 13,340 patients last year using Siemens' SOMATOM Sensation CT system – a testimony to the growing need for early diagnostic imaging and the technology's increasing importance.

13,340 patients



With a capacity of 630 megawatts, the London Array will be the world's largest offshore wind farm. Not only are we supplying, installing and commissioning the facility's 175 wind turbines; we'll also be maintaining them under a five-year service agreement.

630 megawatts





15 Kevin Worster

Given that sustainability is also about changing people's lifestyles, is there anything a company like Siemens can do to help make that happen?

16 Martin Powell

I think it's about hearts and minds, and certainly Siemens is doing that in terms of the Crystal, the urban sustainability center here in London, to get a clear message out about what we all can do to improve sustainability and to improve lives within the city. Building the Siemens center and getting it up and running has been pretty impressive.

17 Kevin Worster

Absolutely. I think the fact that it took just six months from idea to inception for the center, six months, was a bit of a benchmark in London. It was a very fast-track program.



A Siemens engineer maintains a wind turbine at Gunfleet Sands – another wind farm built with Siemens technology off the Essex coast near London in 2009.

Martin Powell "A sustainable city is one that combines all of its various strategies together on water, energy, waste and transport, so that you have a single, holistic approach to tackle your urban challenges."



Nonstop from the airport to the heart of London: our Heathrow Express covers the 27 kilometers from London Heathrow to Paddington Station in only 15 minutes.

08 Martin Powell

There were a lot of parties that we had to convince and get on board. We worked quite closely together to do that. That was really good and underlines the reliable relationship between the city and Siemens. Let me add: I think the work we've done together on electric vehicles also could bear some interesting fruit.

09 Kevin Worster

I guess now what we need to do is maintain momentum. One challenge is air quality in London, certainly looking at emissions from buses. Some of the city's buses now have Siemens technology, but the main challenge is that there's a time limit on the things we really want to bring out for 2012. We're working in close partnership with the Greater London Authority and the London Development Agency in terms of policy to make sure that things can happen.

10 Martin Powell

Beyond transport, the bigger challenge is to get London onto the path to a low-carbon economy. By 2025, we want to cut our CO_2 emissions by 60% compared to 1990. That involves changing people's minds and lifestyles, which isn't always easy, but Siemens has been a great partner in giving people a perspective on what's feasible and desirable while not losing the present quality of life.

Martin Powell "Siemens has been a great partner in giving people a perspective on what's feasible and desirable."


MIND THE GAP

The Heathrow Express carries an average of 16,000 passengers a day. Comprising 14 Desiro 332 electric trains, the rail link features extremely comfortable, air-conditioned cars equipped with TV monitors and a host of other conveniences.

16,000 passengers



Our toll system is enabling London to reduce its CO_2 emissions by 150,000 tons a year. Since the system's launch in 2003, traffic volume on the city's streets has been cut by 20% and traffic congestion by 26%. Today, 60,000 fewer cars travel through London each day.

150,000 tons

5.9 tons of CO_2 per person

7.8 million inhabitants

London

44,900 euros per capita GDP

5,030 people per square kilometer

Key figures for London

For further information on London, see the London portrait in the European Green City Index, a study conducted by the Economist Intelligence Unit in cooperation with Siemens:
www.siemens.com/greencityindex



Kevin Worster

We're a partner of Low Carbon London, an initiative to reduce CO_2. UK Power Networks is also a close partner. Additionally, we're working closely with the London Development Agency in realizing the smart grid in the Green Enterprise District of London, Europe's largest urban regeneration project.

Martin Powell

This came about through a conversation with UK Power Networks and Siemens and with other partners. We realized we had an opportunity to get a lot of money invested in London to understand how our grid works, how it will work in the future, how smart technology will integrate with our network, where it's failed in lots of other cities. We're very hopeful that this investment in London is going to succeed.



< Two Siemens engineers help maintain London's traffic technology infrastructure.

^ Cameras that automatically identify license plate numbers are a key component of the London toll system. The cameras shown here are located near the Tower of London.

London Mayor Boris Johnson "It is a clear sign of the confidence in London's ability to nurture and support eco-enterprises that Siemens has chosen to locate a flagship center of sustainability here in the UK capital."

13 Kevin Worster

Our urban sustainability center may help in that. Even before it opens its doors, it has created lots of excitement within Siemens, lots of colleagues are fulfilling the same roles in other cities and are really looking forward to bringing their customers to London.

14 Martin Powell

A few people approached me about it in São Paulo, at the C40 climate summit chaired by Michael Bloomberg, who is mayor of New York. And they wanted to understand what it was going to do, how we thought it would benefit London, and we can use the lessons that come out of this experience and replicate them elsewhere.

15 Kevin Worster

The key attainments to be had from working with London would be to understand the city's targets and drivers. You really need to put yourself in a city's shoes to understand where it's going in terms of air quality, buildings, transportation infrastructure, and then link in our innovative solutions, so that you have that kind of sustainable intelligent solution.



About 100,000 people are expected to visit the Crystal, our sustainability center in London's Docklands, every year. At the center, they'll discover how cities can develop sustainably – and what a technology company like Siemens can do to help.

100,000 visitors




I LONDON
I LONDON
I LONDON
I LONDON
I LONDON



16 Martin Powell

For us, it's understanding what it takes for businesses to invest in London, what conditions we need to put in place to make that happen. Ensuring our policies align with the business conditions that are of importance to a company like Siemens, to guarantee that we make businesses aware in London of what we're trying to do, and how maybe to merge our awareness campaigns to promote London's reputation as a business and investment location. For the future, I hope that Siemens continues to invest in the technology they have today and implement that into London right now. I think the London government needs to make some big infrastructure decisions today in order to allow even more investment into these areas fifteen years from now, particularly our energy supply, which is often a longer-term, more difficult investment proposition to make.

17 Kevin Worster

We're just taking the first steps. We have realized a lot of projects in London. Going forward, I think there is a huge amount more of what we can do, especially around transportation infrastructure and energy generation.

Siemens in London

> A selection of current projects

Toll system

London uses intelligent video systems from Siemens to ensure that toll charges are actually paid. The video systems register license plate numbers and compare them against the computerized list of toll payers. The toll system has reduced traffic volume by 20% and street congestion by 26%. Sixty thousand fewer cars now travel London streets each day, cutting CO_2 emissions by some 150,000 tons a year.

Automated video surveillance

Under an outsourcing agreement, we're delivering a pioneering project for the London Borough of Bexley that provides comprehensive CCTV services to improve community safety, increase system performance and reduce costs. Across the UK, we've installed one of the nation's largest surveillance solutions for infrastructure operator Network Rail: over 4,000 CCTV cameras are enabling British Transport Police to track activity from any station in the system.

London Array offshore wind farm

Located in the Outer Thames Estuary, the London Array will be the largest offshore wind farm in the world. We're contributing 175 wind turbines with a total capacity of 630 megawatts. Capable of supplying power for about 750,000 households, or a quarter of Greater London's population, the wind farm will reduce annual CO_2 emissions by 1.9 million tons. The facility's capacity can be expanded to 1,000 megawatts if required.

Heathrow Express

This rail link from Siemens is the fastest way to get from Heathrow Airport to London's city center. Taking only 15 minutes – compared to 50 minutes by subway – the Heathrow Express transports an average of 16,000 passengers a day.

Smart grid

London has one of the highest levels of electricity consumption and CO_2 emissions in the UK. It also has the country's most demanding carbon reduction targets. To help the city meet these targets, we're collaborating with UK Power Networks in the Low Carbon London initiative by conducting trials with local customers. These trials, which are part of a series of tests coordinated by the Learning Laboratory of London's Imperial College, will yield valuable insights that can be shared in the course of the program with all distributed network operators and the power distribution industry as a whole. The aim of the initiative is to develop a power distribution concept for 2020 that will cover everything from strategic network planning to grid operation.

Infrastructure for electric mobility

Transport for London has set an ambitious goal for its Source London electric mobility project: to have 1,300 public charging stations in operation across the entire city by 2013. Supplying software solutions geared to the project's complex requirements as well as related services, we're playing a key role in London's drive to become the capital of electric mobility.

Siemens and London – A close partnership

Already a densely populated conurbation, London continues to grow – with important consequences for infrastructure, energy supply and transport. Siemens is collaborating closely with London's government to master the challenges facing the city in its drive to achieve a sustainable future.

The Crystal, our sustainability center, is located in the heart of the new Green Enterprise District, an area in the Docklands of East London that is now undergoing large-scale regeneration. Starting in 2012, the Crystal will offer a vision of the urban future and demonstrate how innovative technologies can reduce a city's environmental footprint, cut costs and improve the quality of urban life. With its innovative architecture and design, the center will also provide insights into the possibilities created by ecofriendly building technologies, while focusing discussion on the options and opportunities available for the city environment and increasing public support for urban projects.

Londoners don't have to wait for the center's opening to experience our green technologies. All they have to do is climb aboard one of the city's many hybrid buses. These innovative vehicles are not only much quieter than their conventional counterparts; they also use around 40% less fuel and produce up to 40% fewer emissions. To improve the city's air quality, the Low Emission Zone encompassing all of Greater London has been created. The zone, which can be entered only by vehicles meeting a specific emissions standard, employs the same traffic control systems used to speed traffic flows in the city's central Congestion Zone. Since the technology's introduction, the number of individual car trips into downtown London each day has declined by 60,000.

Efforts – like London's – to reduce traffic congestion are most effective when the components of the local public transportation system have been integrated into one another. Here, too, our technology is making a major contribution to urban mobility. The Heathrow Express and the Heathrow Connect – rail links that have dramatically reduced travel times between London's leading airport and the city center – use traffic guidance systems and advanced trains from Siemens. We're also increasing the capital's accessibility with our Desiro regional trains. All in all, innovative transportation measures like these have reduced street traffic in central London by 20% and cut annual CO_2 emissions by 150,000 tons.

As a leading supplier to London's hospitals, we also strive to reduce the environmental impact of our medical technologies. Over their lifecycles, our offerings in the healthcare field cut hospital electricity and air-conditioning costs by tens of thousands of euros.

The London Array offshore wind farm marks yet another advance in the city's efforts to reduce its carbon footprint. Located in the Outer Thames Estuary, the wind farm will be the first facility of its kind in the one-gigawatt class. Boasting 175 Siemens wind turbines, the London Array will generate enough renewable energy to power 750,000 households and, thus, meet the electricity needs of roughly a quarter of the city's population.

The Crystal – A Sustainable Cities Initiative by Siemens

Implementing a forward-looking concept in an imposing new venue, the Crystal demonstrates our long-term commitment to infrastructure and urban solutions. The sustainability center will open its doors to visitors in the summer of 2012. With a wide range of multimedia exhibits, the Crystal will provide a platform for the exchange of ideas while showcasing the ways in which cities can be more sustainably designed in the future. Focusing on technologies that deliver ecofriendly solutions for the urban environment, the center is expected to attract up to 100,000 visitors a year – everyone from city officials to urban planners and architects to members of the interested public and students of all ages.

Hybrid buses

London's famous double-decker buses are moving with the times. A test fleet powered by hybrid drives from Siemens is already on the streets. The new buses feature an intelligent combination of diesel-electric engines and energy storage systems: their engines act as generators during braking, while their lithium-ion batteries store energy for use in subsequent acceleration. All in all, the hybrid buses consume around 40% less fuel and produce up to 40% fewer emissions than their conventional counterparts.

Queen's Hospital

We've signed a service contract with Queen's Hospital to supply, maintain and manage all the facility's medical systems – from magnetic resonance imaging and computed tomography scanners to flow meters – for a period of 33 years. By transferring the risk of operating these systems from the National Health Service to Siemens, the responsible service provider, the agreement frees hospital personnel to focus on providing first-class patient care. With the help of our on-site implementation and operations team, the new hospital building was commissioned in October 2006 – on time and on budget.

King's College Hospital

An integrated and consolidated blood sciences solution from Siemens has enabled the pathology department at King's College Hospital to create an end-to-end diagnostics service. The result: increased process efficiency, productivity gains, predictable turnaround times and workforce re-profiling.
The department provides a full range of diagnostic, interventional and therapeutic radiology tests. To support its services – particularly in the area of diagnostic radiology – we've supplied the hospital's radiology department with a wide array of innovative technology, including our highly flexible angiography imaging system, the Artis zee.

The UK capital is one of Europe's most important metropolitan areas and a shining example of how Siemens solutions can contribute to sustainable urban development.

London


Hybrid buses
Smart grid
Infrastructure for electric mobility
Heathrow Express


Queen's Hospital
Toll system
The Crystal –
A Sustainable Cities Initiative by Siemens
King's College Hospital
Automated video surveillance
London Array offshore wind farm

Siemens – A pioneer of our time

Demographic change, urbanization, climate change and globalization – these megatrends are creating unprecedented challenges for humankind. The transformations occurring now will have a lasting impact on our world. It's in light of these profound changes that we've defined our goals and the vision for all our business fields:

Siemens – The pioneer in

> Energy efficiency

> Industrial productivity

> Affordable and personalized healthcare

> Intelligent infrastructure solutions



A pioneer of the age of electricity: in 1878, Bavaria's King Ludwig II commissioned the construction of **the world's first electric power station** – only twelve years after Werner von Siemens' discovery of the dynamo-electric principle.

Vision

To be a pioneer – this is our vision, our identity and the defining characteristic of our corporate culture. This vision is based on our values – responsible, excellent and innovative – which provide the foundation for our success. Together with these values, our strategy and the One Siemens framework, it also defines our business goals and specifies a clear direction for our development.

We're tackling the challenges of our time – just as we did when Werner von Siemens founded our Company over 160 years ago. This commitment is an expression of our pioneering spirit. For us, being a pioneer means more than just fostering invention. It means embarking on new paths, forging ahead into uncharted territory and continually blazing new trails by developing and marketing innovative products and solutions that meet our customers' needs. And it means taking calculated risks in order to push innovation.

The innovations described below exemplify how we're providing answers to the technology questions of tomorrow:

> **Can electric vehicles be charged wirelessly?** Working with experts from BMW, our researchers have developed a technology for the safe, user-friendly, contact-free charging of vehicle batteries – even during brief stops. This technology opens up new horizons: the inconspicuous charging stations can be integrated into virtually any location, making it easier to use electric vehicles as intermediate storage devices for excess power from solar and wind energy sources.

> **Can medical equipment be touchlessly controlled with a wave of the hand?** Our technology intends to enable physicians to operate medical equipment with simple hand movements, eliminating the need for touch control. This solution – which not only makes doctors' work easier but also decreases the risk of patient infection – holds great promise for the future.

> **What will the wind turbine of the future look like?** More than 9,000 Siemens wind turbines are in operation around the world today, delivering peak output of more than 13,000 megawatts. We want to boost their capacity even further by optimizing their performance and availability. Our new gearless six-megawatt wind turbines, which were specially developed for use on the high seas, weigh only about as much as their conventional counterparts in the two- to three-megawatt range, giving them a low per-megawatt weight. They're also very maintenance-friendly and extremely robust. Generating greater output with fewer parts, these turbines boast substantially higher availability than their predecessors, making wind power a more attractive source of electricity than ever before.

These three examples have one thing in common: they all show how zealously and passionately our employees are working every day to find practical answers to the challenges of our time. Their commitment reflects the pioneering spirit that has been our hallmark since 1847 and that will ensure our success in the future.

Strategy

To be the pioneer of our time – that's the vision that motivates us in everything we do. And our strategy shows us how to make it a reality. We're aiming to capture and maintain leading market and technology positions in all our businesses in order to achieve sustainable profitable growth and, thus, continually increase our company value. We intend to reap particular benefit from the megatrends demographic change, urbanization, climate change and globalization. Our strategy is reflected in our three strategic directions:

> Focus on innovation-driven growth markets,
> Get closer to our customers and
> Use the power of Siemens.

We're also enlarging our Environmental Portfolio and increasing the revenue it generates while continuously expanding our service business and further strengthening our position in the booming markets of the emerging countries. Our declared aim here is to unleash our full potential as an integrated technology company. Within our One Siemens framework, we've broken our strategic directions down into nine concrete focus areas that will shape our activities in the years to come.

Detailed information on the nine One Siemens focus areas is provided on pages 46-61.

One Siemens

Siemens occupies outstanding positions in many markets. Our actions are driven by market dynamics and therefore also by the requirements of our customers. We want to continually outperform our competitors and, as market leader, set the standards for operating and financial performance in our industries.

The key to our sustainable development and capital-efficient growth is One Siemens. Launched in fiscal 2010, this target system defines metrics for revenue growth, capital efficiency, profitability and the optimization of our capital structure. Taken together, these indicators comprise a balanced system that provides the basis for generating a sustainable increase in our value.

To achieve this aim, we've set a number of concrete goals. First, we want revenue growth at all our businesses to outpace that of our competitors. Second, we want our growth to be capital-efficient. That's why we've defined an ambitious target corridor for return on capital employed. At the Sector level, we want to continuously achieve top margins compared to our competitors across industry cycles. And third, we've set a target for our capital structure that will enable us to achieve sustainable, strongly based profitability.

More information on the progress we've made toward reaching these goals is available in the combined management's discussion and analysis on pages 56-60 of Part II of this Annual Report.

One Siemens is our framework
for the sustainable development of our Company
and for capital-efficient growth.

www.siemens.com/one-siemens



Revenue growth
Focus on innovation-driven growth markets
Provide a leading environmental portfolio
Grow in emerging markets
Get closer to our customers
Strengthen our portfolio
Expand our service business
Be a pioneer in technology-driven markets
One Siemens
The integrated technology company
Responsible – Excellent – Innovative
Intensify our customer focus
Capital efficiency / Profitability
Capital structure
Stand for integrity
Encourage lifelong learning and development
Empower our diverse and engaged people worldwide
Use the power of Siemens

56 Use the power of Siemens

82 Unleash the strengths of an integrated technology company

1–3

Framework for sustainable value creation


1
2
3

A–C

Strategic directions


A
B
C

a–i

Focus areas


a
b
c
d
e
f
g
h
i

Revenue growth

Profitable revenue growth is our most important driver of long-term value creation. That's why we want to grow faster than the best companies in our markets. To assess our performance, we compare our average revenue growth with theirs. At the same time, we've established strict criteria for acquisitions.

Capital efficiency and profitability

Our aim is to be profitable and use the capital provided by our shareholders and lenders as efficiently as possible. For this reason, we've included capital efficiency in our financial reporting system since fiscal 2007. We've further developed our main metric for capital efficiency, return on capital employed (ROCE), defining it more simply as income from continuing operations before interest divided by average capital employed (ROCE adjusted). And we've set an ambitious target of 15% to 20% for capital efficiency throughout Siemens.

With respect to the profitability of our businesses, we intend to maintain and expand our leading positions. That's why our Sectors must achieve industry-leading profit margins over the long term.

Capital structure

A solid capital structure is essential for sustainable profit and revenue growth. In addition to metrics for operations, we've defined a yardstick for managing this structure: adjusted industrial net debt divided by EBITDA. We intend to further optimize this metric in order to better regulate our debt-to-equity ratio. At the same time, we want to ensure unlimited access to debt financing instruments in the capital markets and the servicing of our financial obligations.

Further information on our framework for sustainable value creation is available in the combined management's discussion and analysis on pages 56-60 of Part II of this Annual Report.

City report: Singapore

Singapore – Once an outpost, now a hub

From a colonial outpost at the southern tip of Asia's mainland, Singapore has grown into a vibrant metropolis, an international business and financial hub and the world's second-busiest port. Siemens has been a reliable and expert partner throughout Singapore's development.

→ www.siemens.com/ar/singapore



Forward-looking technologies for a sustainable city

Meeting point: Esplanade, Singapore, August 12, 2011, 12 noon

Khoo Teng Chye, Chief Executive of PUB, Singapore's national water agency, and Executive Director of the Centre for Liveable Cities, discusses with Steffen Endler, Siemens' City Account Manager in Singapore, the challenges the city is facing and what Siemens can do to make urban environments more sustainable.

Fostered by good governance and foresight, Singapore's rapid development is all the more striking if you consider the city-state's lack of natural resources. In particular, water is so scarce in Singapore that natural sources aren't enough to supply the inhabitants. However, just as in the past, Singapore is thriving in the face of adversity. Today, the country is a world center for water technology.

> Khoo Teng Chye (left)
Khoo Teng Chye has been Chief Executive of PUB, Singapore's national water agency, since 2003. He is also the Executive Director of Singapore's Centre for Liveable Cities. Mr. Khoo is concurrently a Director of Singapore Utilities International, a PUB subsidiary specializing in water and wastewater technologies, and a member of the managing board of the International Desalination Association Board, a UN NGO that is active in research into water supply, water treatment and desalination technologies. He is also a member of the managing board of the International Water Association and a member of the Civil Service College Board.

>> Steffen Endler (right)
Steffen Endler was appointed Siemens' City Account Manager for Singapore in 2011. He also holds a number of key positions in Siemens' Regional Company in Singapore. As Senior Vice President, he supports business development and Siemens One. Since 2006, he has been responsible for the company's business development and government relations in Singapore. Since 2008, he has also headed its strategy, corporate sustainability and key account management activities in the ASEAN region.



01 — Steffen Endler

What is your idea of a sustainable city?

02 — Khoo Teng Chye

Singapore has been in the business of sustainability ever since we gained independence more than 46 years ago. It's an island, with practically no hinterland, no natural resources, such as water or energy. So for us, sustainable



development is really about survival – how we make sure that we can continue to grow, and to grow in a way that is not at the expense of the environment, while maintaining a high quality of life for our citizens. So, in the last few decades, even before the phrase "sustainable development" became fashionable, we have already been putting it into practice – that is, achieving economic growth while demonstrating concern for the environment and for the quality of life of our citizens.

Steffen Endler

Which challenges is Singapore facing now and in the future?

Khoo Teng Chye

The challenge for all of us, including Singapore, is addressing climate change. To do so, one has to look at both mitigation and adaptation strategies. For example, being a small island, Singapore is dependent on external energy sources. Therefore, we need to explore ways of becoming more energy-efficient and look for alternative sources of energy, if we want to prepare ourselves for the effects of climate change. I think, because of the investments we have made over the past decades, we are well placed to meet these challenges.

Steffen Endler

I agree. Singapore has set itself ambitious energy-efficiency targets and implemented measures to reach its goals. Last year, for instance, we commissioned and handed over two blocks of a combined-cycle cogeneration power plant to PowerSeraya. This power plant not only creates electricity, it also provides very hot process steam to a petrochemical plant on Jurong Island. When run in cogeneration mode, this power plant emits 40% less CO_2 than its predecessor due to an increased thermal efficiency of over 75%.

Singapore

7.4 tons of CO_2 per person

5.0 million inhabitants

26,400 euros per capita GDP

7,025 people per square kilometer

Key figures Singapore

For further information on Singapore, see the Singapore portrait in the Asian Green City Index, a study conducted by the Economist Intelligence Unit in cooperation with Siemens:
www.siemens.com/greencityindex

Khoo Teng Chye "Siemens has been in Singapore for more than a hundred years, and it has been very much a part of the Singapore story."

The two new blocks that we've supplied for PowerSeraya's combined-cycle cogeneration power plant on Jurong Island have a capacity of 800 megawatts. The blocks, which emit 40% less CO_2 than their conventional counterparts, have increased the plant's thermal efficiency to over 75%.

800 megawatts





Singapore's Khoo Teck Puat Hospital is now using one of the most reliable computed tomography systems on the market: our SOMATOM Definition Flash. The system reduces radiation dosage in heart scans to less than one millisievert.

< 1 millisievert



Khoo Teng Chye and Steffen Endler discuss further challenges for Singapore's sustainable development.



Khoo Teng Chye

And there is one area that is particularly important for Singapore's future development, and that is, of course, water. We are very keen on saving water, and are watching cities across the world closely for ideas. Singapore will still need to produce drinking water industrially to be self-sufficient and we have to marshal our water resources carefully. Munich's Isar River, for example, is a good showcase of how a city's water resources can make very beautiful living spaces for its citizens. We also work closely with companies such as Siemens to develop clean drinking water. Your expertise has helped us a great deal in producing clean water industrially.

Steffen Endler

The collaboration with PUB for our R&D in water technology is a real highlight. The framework we have here in Singapore to do this kind of R&D very close to the real business environment is unique.

Steffen Endler "The World Bank consistently ranks Singapore as one of the easiest places to do business. That means it's a very competitive environment. But it's an environment which Siemens thrives in."



05 Khoo Teng Chye

It's a partnership that grew out of the fact that water is a strategic resource for us. And to ensure sustainability in water in the future, we think it's important to invest in new water technologies. That's why we have been able to create NEWater, or recycled water, with the help of Siemens. Looking forward, we think it's important to develop our desalination capabilities by bringing down the energy required in the process. Thus far, the government, through the National Research Foundation, has allocated about €170 million for investment in water research. We're very glad that Siemens has joined hands with us to invest in creating a research center for water in Singapore. It is an example of good partnership between the government and the private sector.





> A new water treatment plant began operation in Singapore's Changi district in 2010. Using Siemens membrane filters, the plant can produce up to 228,000 m³ of pure drinking water a day from wastewater.


SIEMENS
SIEMENS

The pores of the fiber membranes used to purify pretreated wastewater are only 0.04 micrometers thick – or about 2,000 times thinner than a single sheet of paper. The membranes reliably remove all loose contaminants such as dirt particles, bits of organic matter and germs.

0.04 micrometers

Our R&D team in Singapore is developing an innovative technology that will cut energy consumption in the desalination process to just 1.5 kWh/m^3 of water treated, compared to the 7.0 kWh/m^3 required in conventional processes.

1.5 kilowatt hours


MENS
COLUMN
SIEMENS



^ Khoo Teng Chye and Steffen Endler at the famous Merlion Fountain. In the background is the new Marina Bay Financial Centre, which is equipped with building automation, security and fire safety solutions from Siemens.

< In our global water R&D center in Singapore, Siemens scientists are working in close cooperation with other experts to develop solutions that will help supply the city with clean drinking water.

09 — Steffen Endler

The commonly used systems today for sea water desalination need around 7.0 kWh/m³ for sea water to desalt. The best available technologies today need roughly 3.5 to 4.0 kWh/m³, but we now have a development project which is aiming for 1.5 kWh/m³. Over the past two years, we have been developing this new desalination technology, and since December 2010, we have been operating a pilot unit at one of the PUB water plants. It will take a little more time to upscale it to a fully commercial-sized application, but once ready, this technology will be relevant and applicable all around the globe. Besides desalination, we have other technologies which we develop here in our global R&D center. For instance, we are looking into advanced biological wastewater treatment. We can generate energy while treating nutrient-rich wastewater. So eventually, we are aiming to perform wastewater treatment with zero energy consumption.

— Steffen Endler "Singapore is a sophisticated pilot customer. That's why the cooperation with the city is very important for us."





^ Focused on the future development of major metropolitan areas, our City of the Future exhibition in Singapore enables decision-makers from around the world to learn about the innovative solutions available for cities and the sustainable management of urban growth.

> Postal automation technology from Siemens sorts letters and parcels for Singapore Post rapidly and reliably.

Steffen Endler "Our City of the Future exhibition is a place for people from all over the world to experience Siemens' latest innovative technologies for cities."

10 Khoo Teng Chye

This is an example of Singapore being, if you like, a living laboratory. In fact, we are creating new towns such as Punggol in the northeast of Singapore with a very holistic approach that is based on ecological and sustainable principles.

11 Steffen Endler

These principles are captured in our City of the Future exhibition, which Siemens opened in Singapore in 2009. It is a place for people from all over the world to experience Siemens' latest innovative technological offerings for cities. Since its launch two years ago, we have had visitors from all over the world. It is a platform for us to speak with city stakeholders, to help us better understand urban scenarios, challenges and present needs, and to show decision-makers what our vision of the city of the future looks like from a technology perspective.





Roughly three million pieces of mail pass through the Singapore Post Centre every day – with the help of postal automation technology supplied by Siemens.

3 million items


Electric vehicles emit 66% less CO_2 than their conventional counterparts. We offer innovative electric mobility solutions for today and tomorrow.
66% less CO_2
Ann Siang Hill
安祥山
electric drive
SIEMENS



< Siemens is supporting electric mobility in Singapore and all around the world. As a systems partner, we offer integrated solutions ranging from components for the electric powertrain and electric charging infrastructure to customized software.

12 Khoo Teng Chye

What the exhibition demonstrates vividly to city managers, city planners and mayors is that they have to take an integrated approach to manage the problems of a city. They can do that with technology, as we have shown in Singapore, as well as with the appropriate policies and investments. Technological solutions should be accompanied by decisive leadership and well-conceived policies.

13 Steffen Endler

Singapore may be a fairly mature market in terms of sustainability, but from our point of view, it still has lots of potential. For example, we are currently providing the electrification for the Downtown Line of Singapore's metro system. In another project, extending over several years, we have also upgraded the communication system in existing stations. Singapore will invest heavily in two new lines in the next decade, and Siemens is of course very keen on supplying its technology in terms of train sets,

Khoo Teng Chye "Singapore has always been a living laboratory, given our constraints and our need to achieve balanced development."



train automation, power supply and communications systems. We have also installed a charging station for electric cars at the Siemens Center in Singapore, and we aim to become Singapore's leading partner for electric cars and electric mobility infrastructure. Because of its natural boundaries as an island, Singapore is a nearly ideal test environment. We hope that the government will push electric mobility as a viable transportation mode for public and private traffic.

Khoo Teng Chye

Urbanization, more and more people living in cities, is a challenge we face, not only in Singapore but in the rest of Asia, in the rest of the world. And we also have to deal with the challenge of climate change. The kinds of solutions Siemens has to offer in terms of water, in terms of energy and in terms of mobility will show increasing demand over the next several years.





Siemens in Singapore – Partners in growth for more than a century

We launched our first business operations in Singapore in 1908. Since then, we've been supplying what is now the world's largest city-state with urban infrastructure solutions and helping make the Lion City the modern economic powerhouse that it is today. We now have more than 2,000 employees in the island nation. With more than five million people on only 700 square kilometers, Singapore is very densely populated. The country is also very affluent. These two factors have made Singapore a prime market for urban infrastructure providers.

We're responsible for a wide array of the country's key infrastructure projects. In the energy field, for example, we've built one-third of Singapore's power plants. In the healthcare area, we're supplying diagnostic imaging technologies – such as computed tomography, magnetic resonance, angiography and fluoroscopy systems – to both private and public healthcare facilities. We're also supporting Singapore in its visionary aim to become the biomedical research hub for the entire Asia-Pacific region.

Since 1994, our trains have been providing safe and reliable transport for the thousands of commuters who travel the North South and East West Lines of Singapore's MRT metro system every day. We've supplied a gate management system and baggage handling equipment to support daily operations at Singapore's internationally acclaimed Changi Airport. Our automation systems are being utilized in the city's state-of-the-art Deep Tunnel Sewerage System, while our industry solutions are ensuring that Singapore's ports and other critical public infrastructure operate reliably.

We're delivering the electrification systems for MRT's Downtown Line, whose first phase is scheduled to begin operation in 2013. We're also bidding to supply train sets, rail automation equipment and power supply and communications systems for two additional lines scheduled to begin service by 2020. In 2010, we commissioned and handed over a combined-cycle power plant to PowerSeraya and supplied the Singapore utility with another power plant in 2011.

Water – and, in particular, water supply and treatment – has been another main focus of our activities in Singapore: we've built treatment facilities in the island's Kranji and Changi districts and opened a global water research and development center in the city of Singapore itself. We want to dramatically reduce energy consumption in desalination plants and thereby create new opportunities for water supply in water-starved regions worldwide.

In 2009, we opened our City of the Future exhibition in Singapore. In its first two years, the exhibition, which presents our latest innovations in the area of sustainable urban development, has welcomed visitors from all over the globe. Its success with an extremely diverse audience has inspired us to create another urban sustainability center, the Crystal, which will open its doors in London in 2012.

Siemens in Singapore

> A selection of current projects

Driverless metro line

Boasting a state-of-the-art public transportation system, Singapore leads the world in driverless subway operations. The city's Downtown Line – the first phase of which is scheduled for launch in 2013 – will considerably shorten travel times for up to 500,000 commuters daily. We're equipping the new driverless metro line, which will be 40 kilometers long and have 33 stations, with efficient rail power technology. Inverters in substations will feed excess braking energy back into the medium-voltage grid. The result: enhanced energy efficiency and environmental sustainability.

Khoo Teck Puat Hospital

Khoo Teck Puat Hospital is the city-state's newest public hospital and one of the world's most ecofriendly medical facilitites. Opened in 2010, the 550-bed hospital provides the more than 700,000 residents of Singapore's northern sector with an extensive range of healthcare technologies. Our contributions include angiography systems and computed tomography scanners such as the SOMATOM Definition Flash.

Marina Bay Financial Centre

The Marina Bay Financial Centre, an extension of Singapore's central business district along Marina Boulevard, is powered and protected by Siemens solutions. We're supplying and managing the Centre's security systems, fire alarm systems and Sentron low-voltage busway system.

Cost-effective and ecofriendly power supply

Since October 2010, two new blocks at PowerSeraya's combined-cycle power plant have been operating as a cogeneration facility to produce both heat and power. We've supplied the plant with two gas turbines, two steam turbines, two hydrogen-cooled generators, two waste heat boilers and a control system. We've also provided all the plant's electronics. By supplying process steam to an adjacent refinery as well as feeding electricity into the grid, the plant has increased its thermal efficiency to over 75%. We've also signed a contract for another 800-megawatt power plant on Jurong Island. The well-proven configuration of a single-shaft combined-cycle unit will boost the plant's operational efficiency well beyond the 58% mark at ambient conditions. CO_2 emissions at the plant, which is scheduled to go on line in 2013, will also be considerably reduced. In both projects, we're helping Singapore meet its growing need for cost-effective and ecofriendly power.

Singapore Post Centre

Singapore Post is the city-state's domestic and international postal service and its leading logistics provider. Since 1998, Singapore Post has been working closely with us to ensure – with the help of our automation systems – that every piece of mail reaches its proper destination. Roughly three million pieces of mail pass through the Singapore Post Centre every day. We're now installing a multi-sorter system that will further enhance the efficiency of the Centre's mail-handling process and, thus, boost the postal service's competitiveness.

City of the Future

At the City of the Future exhibition, our global expertise center for urban development, decision-makers from around the world are learning about urban solutions and gathering information on how to manage urban growth and make it more sustainable. On nearly 140 m² of exhibition space, the City of the Future showcases interactive applications and demonstrations of Siemens' broad portfolio of urban solutions.

R&D center for water purification

Singapore is an innovation leader in water purification worldwide. That's why we've located our global R&D center for water technologies in the island nation. At the center, 45 Siemens scientists work hand-in-hand with other experts to produce energy-efficient, ecofriendly clean water solutions. Their successes include an innovative desalination technology that uses only half the energy required by the best available alternatives.

NEWater plants

In Singapore's Kranji district, our treatment plants have been converting treated used water into highly purified reclaimed water since 2002. In 2010, the largest of five NEWater treatment plants began operation in the city's Changi district. At the plant's heart is a membrane filtration system equipped with extremely lightweight space-saving filters supplied by Siemens. The end product is so clean that it meets all the drinking water standards of the World Health Organization and the U.S. Environmental Protection Agency. Plans call for ramping up chemical-free NEWater production to 228,000 m³ a day by May 2012.

Baggage handling for the Marina Cruise Centre

We're installing the baggage handling system at the International Cruise Terminal on Singapore's Marina South Pier. The system includes check-in, baggage carousels and IT solutions similar to those used at airports. When completed, the system will serve two of the terminal's berths and handle 3,000 bags an hour per berth. The investment is part of Singapore's strategic project to make itself a leading player in the Asia-Pacific cruise market.

Fire protection for the Kallang-Paya Lebar Expressway

Smoother and faster traffic flow is the aim of Singapore's 12-kilometer Kallang-Paya Lebar Expressway, the longest underground road in Southeast Asia. To detect temperature changes in the tunnel, we've supplied a sophisticated fire detection system based on fiber-optic and laser technology. The system's linear heat detector pinpoints the location of any fires in the tunnel accurately and immediately. Its fiber-optic cables are immune to electromagnetic disturbances and are designed to last for many years.

Deep Tunnel Sewerage System

The Deep Tunnel Sewerage System provides a long-term solution to the challenge of collecting, treating and disposing of the wastewater generated by Singapore's growing population. The Changi water reclamation plant is the centerpiece of the network. We supplied the project's Totally Integrated Automation concept, leveraging a wide spectrum of products such as power distribution systems, actuators and temperature transmitters.

Siemens is one of the largest European companies operating in Singapore. We're contributing to the city-state's sustainable development with products and solutions for mobility, healthcare, energy supply and safe, efficient buildings.

Singapore


NEWater plants
Driverless metro line
R&D center for water purification
Marina Bay Fin
Cost-effective and ecofriendly power supply


Khoo Teck Puat Hospital
Fire protection for the Kallang-Paya Lebar Expressway
City of the Future
Deep Tunnel Sewerage System
Singapore Post Centre
ancial Centre
Baggage handling for the Marina Cruise Centre

Focus on innovation-driven growth markets

Our pioneering spirit is a key foundation of our business success. We're breaking new ground while focusing on growth markets, thinking across borders and considering every challenge from a variety of perspectives.

Our activities are closely geared to innovation-driven markets with long-term growth potential. And we intend to play a leading role in these markets. To reach this goal, we're continuously strengthening our offerings and further expanding our Environmental Portfolio.



Terence Michael Shore is our Company's **pioneer of rolling mill technology.** Boasting 613 individual patents, he's one of our most successful inventors.

www.siemens.com/inventors-of-the-year

a. Be a pioneer in technology-driven markets

We've been living from innovative engineering achievements for more than 160 years, continuously tapping new markets and occupying new growth fields. To enhance this special strength, we're concentrating on innovation- and technology-driven growth markets with potential for our future core business. We're strengthening our power of innovation by leveraging synergies worldwide and increasingly utilizing external expertise. We've opened our lab doors to universities, research institutes and industry partners. More than 1,000 cooperative research projects a year enable us to respond quickly to the new requirements of local and global markets. We also support universities by awarding research scholarships and establishing professorships.

Our knowledge network, which comprises universities as well as suppliers and customers whom we involve at an early stage, accelerates the transfer of ideas from theory to practice. Our so-called open innovation concept also pursues this goal: dedicated research centers (technology-to-business centers) in Berkeley and Shanghai are fostering our culture of innovation and pioneering spirit by bringing in external researchers and entire research teams. And we promote knowledge transfer in the other direction through our Siemens Technology Accelerator, which helps top innovations break into the market through spin-offs and licensing. In fiscal 2011, we extended a first-time invitation to our customers and industry partners, asking them to join us at Siemens Innovation Day, where we presented current projects that showcase our innovation partnerships. Our Biograph mMR is one such project. The world's first whole-body scanner to combine magnetic resonance imaging (MRI) and positron emission tomography (PET) in a single system, the Biograph mMR enables physicians to simultaneously display organ location, function and metabolic activity. A variety of partners and institutions around the world helped develop the system, expediting its implementation in clinical processes.

The reduction of CO_2 emissions, the efficient storage and utilization of energy – our researchers and developers tackle these challenges every day. Hydrogen is one solution: it's an optimal energy carrier and a valuable raw material. Hydrogen gas can be produced from water by means of electrolysis using, for example, surplus green power. Siemens employees are now working on new electrolyzers that could provide the basis for future energy storage. The background is this: hydrogen not only has a large storage capacity; it can also be converted back into electricity – that is, the electricity produced by renewable energies and stored in hydrogen can be fed back into the power grid. Since renewable energies will form a larger part of the future energy mix, hydrogen can make a powerful contribution to their integration into future-oriented energy concepts.

These are just some of the ways in which the approximately 27,800 researchers and developers at our roughly 160 R&D centers around the world are working every day to find answers to the challenges of our time. The figures testifying to their success are impressive. In 2010, our 12 Inventors of the Year alone generated 1,300 individual patents, while the number of invention reports per R&D employee has doubled since 2001. The result: in 2010, for the first time in our history, we were No. 1 in the European Patent Office's application statistics, with a total of 2,135 patents pending.

56 Use the power of Siemens
82 Unleash the strengths of an integrated technology company

"Siemens owes its renown to pioneering achievements in technology and business. Keenly aware of this legacy, we've always done everything in our power to maintain a leadership position in technological progress."



Ernst von Siemens at the Annual Shareholders' Meeting on March 21, 1967

b. Strengthen our portfolio

Only by keeping our portfolio focused on attractive future-oriented markets can we achieve profitable long-term growth. That's why we practice active, systematic portfolio management. The cornerstone of our portfolio policy is the principle that all our businesses must capture and maintain No. 1 or No. 2 positions in their respective markets. The basis of our profitability and growth, these leading positions enable us to sustainably increase Siemens' value. As sources including our corporate history confirm, we've always been particularly successful when we've been at the forefront of technological innovation. Size alone is not enough to ensure our long-term success. This is the guiding principle of all significant changes in our portfolio.

In addition to organic growth, we're also further strengthening our core business through acquisitions. For example, we acquired the Norwegian subsea specialists Bennex and Poseidon in March 2011. These companies specialize in equipping deep-sea oil and natural gas suppliers, providing, for example, products and solutions for power grids deployed at depths of up to 3,000 meters. Leveraging this expert knowhow and our traditional core competencies in electrical engineering, we intend to establish ourselves as a leading supplier of subsea power grid solutions in the medium term.

To continue driving our booming business in India and boost its influence on our operations on the subcontinent, Siemens AG increased its stake in our publicly listed Indian Regional Company from 55.3% to 75% in fiscal 2011. At the end of 2010, we announced the takeover of the Russian financing company DeltaLeasing. An important step in the international growth strategy of our cross-Sector activity Financial Services (SFS), this acquisition will position SFS as a key player in major project financing on the high-growth Russian market.

We're also tightening the focus of our portfolio on the IT market. In the future, we intend to concentrate primarily on vertical software solutions, which ideally complement and round off our other businesses. Our software solutions enable applications such as computer-aided automobile and airplane model design, power plant monitoring and controlling, and the visualization of CT results. No other company has the industry expertise and technology competence we do – and it's our customers who reap the greatest benefit. With the sale of Siemens IT Solutions and Services to Atos S.A. (AtoS), we've withdrawn from the conventional IT services business. As part of this transaction, Siemens will retain a 15% stake in AtoS, thus remaining a strategic stakeholder in the venture.

These measures illustrate how our forward-looking portfolio policy is strengthening our profile and gearing it to innovation-driven growth markets.

Our Environmental Portfolio
is creating advantages on three fronts –
for our customers, for future generations and for Siemens.

www.siemens.com/environmental-portfolio

c. Provide a leading environmental portfolio

Our Environmental Portfolio, which bundles products and solutions that contribute to environmental and climate protection, has captured an outstanding position on the technology market worldwide and is one of our strategic growth drivers. In fiscal 2011, we generated revenue of €29.9 billion with Portfolio offerings. In 2010, we set ourselves the target of achieving revenue of at least €40 billion with our green technologies by the end of fiscal 2014. And this target remains unchanged, even though the planned IPO of OSRAM will make it more difficult to achieve.

Our Environmental Portfolio is making a major contribution to climate protection. In fiscal 2011, our ecofriendly products and solutions enabled customers worldwide to slash their CO_2 emissions by 317 million tons – an amount equal to the total annual CO_2 emissions of Berlin, Delhi, Istanbul, Hong Kong, London, New York, Singapore and Tokyo.

The products and solutions underlying our Environmental Portfolio's extraordinary success come from all four of our Sectors. For example, the ICx trains from our Rail Systems Division are setting new standards for long-distance rail transportation. We expect these innovative trains to consume about 30% less energy per seat than vehicles in German railway operator Deutsche Bahn's existing fleet. This advance is due to improved aerodynamics and lighter construction, which reduces the weight of a 200-meter train by some 20 tons.

Our new efficiency record for gas turbines in combined-cycle operation with steam turbines is yet another triumph for our trailblazing technology. The SGT5-8000H gas turbine we installed at a power plant in the Bavarian town of Irsching achieves an efficiency of 60.75%, compared to the 58.5% efficiency of the previous turbine generation – while generating an output of 578 megawatts. To produce one kilowatt-hour of electricity, the new generation of combined-cycle power plants (CCPPs) consumes one-third less natural gas than the average installed CCPP. Also boasting unprecedented operating flexibility, these plants can be rapidly ramped up and down in response to fluctuating power feed-ins from wind and solar systems.

Our engineering achievements are also continually improving the environmental performance of healthcare products. For example, our SOMATOM Definition Flash computed tomography (CT) system requires, on average, about 45% less power for chest scans and around 85% less power for cardiac scans than the previous generation of CT scanners.

In fiscal 2011, we received our first order for wind turbines for an offshore project in China. To be installed off the coast of Jiangsu Province, 21 Siemens turbines will supply the region with 50 megawatts of clean electricity. The order, which includes a five-year service and maintenance agreement, is a milestone on our way to entering China's burgeoning wind power market.

These successes illustrate how the products and solutions in our Environmental Portfolio are creating advantages on three fronts: for our customers, who are benefiting from lower energy costs and increased efficiency; for future generations, whose quality of life and environment we're preserving and enhancing; and for Siemens, by enabling us to tap attractive markets and generate profitable growth.

Get closer to our customers

We want to be close to our markets and a strong, local partner to our customers everywhere in the world. Besides playing a leading role in the industrialized countries, we're also successfully developing and producing more and more innovative products and solutions in the emerging countries – strengthening our position by systematically increasing the entrepreneurial responsibility of our regional organizations around the globe and expanding local value creation.

Another strategic aim we're pursuing is the professionalization and expansion of our service portfolio. Our innovative service offerings are opening up a large number of new business opportunities and reinforcing customer retention. To better understand what really helps our customers, we're constantly intensifying our already wide-ranging interaction with them.

Siemens is China's largest partner for rail signaling technology. The market has achieved double-digit growth in the last few years.

d

d. Grow in emerging markets

The so-called BRIC countries (Brazil, Russia, India and China) and the up-and-coming nations of Asia, South America and the Middle East are achieving high levels of economic growth, in which we intend to participate. Our strategic aim is to increase the share of revenue we generate in the world's emerging countries, thus strengthening our position in high-growth markets.

Over the past few years, we've achieved above-average growth in the emerging countries. In fiscal 2011, our revenue in these countries rose 11%, outpacing our overall revenue growth and accounting for one-third of our total revenue.

As the following examples illustrate, robust economic growth in the emerging markets is creating strong demand for solutions along the entire energy chain as well as for patient-centric, affordable healthcare and integrated infrastructures for industrial and urban applications:

> The Chinese government's twelfth Five-Year Plan, adopted in 2011, foresees substantial investments of over $430 billion in renewable energies, smart grids and electric mobility. The government also plans to invest heavily in the country's healthcare system.

> By 2020, India wants to be generating an additional 200 gigawatts of electricity in order to meet its growing demand for energy.

> By 2030, Russia intends to invest nearly €300 billion in the expansion of its rail system alone.

In other words, new business opportunities await us worldwide. And we're leveraging our extensive portfolio to exploit them more fully than ever before.

The demand for economical products and solutions specifically tailored to local customer requirements is particularly strong in the emerging countries. To meet this challenge, we've launched our SMART (simple, maintenance-friendly, affordable, reliable and timely-to-market) initiative.

Our SIMATIC Smart HMI system is a prime example of the initiative's success in the area of industrial automation. HMI, which stands for human-machine interface, is a key tool for controlling and monitoring industrial automation processes. In China, we're already the undisputed market leader in the medium and higher-end market segments. To move ahead in the entry-level market, we've created a SMART version as well. In line with the SMART philosophy, our local developers, collaborating closely with their colleagues in Germany, have designed a user-friendly product that meets the needs of Chinese customers and is available at a substantially lower price.

Our MAGNETOM ESSENZA magnetic resonance imaging (MRI) system is another prime example. Developed in close cooperation with Chinese colleagues, the system is manufactured in both Germany and China. The advantages of this high-efficiency 1.5-tesla MRI scanner include comparatively low installation costs and power requirements.

For the emerging countries, increasing power consumption poses a long-term challenge. In India, for example, medium-voltage switchgear is in very short supply. Competition on this market, which is characterized by regionally specific technical requirements, is fierce. Proceeding on the basis of our globally standardized product platform, our employees in India have developed switchgear that's winning new orders. In fiscal 2012, our new plant in India will begin producing medium-voltage switchgear that meets our worldwide quality standards.

Our portfolio currently boasts more than 160 SMART products and product families for emerging markets – ranging from X-ray devices to steam turbines to railway signaling systems – with dozens more now poised for market launch. But SMART products don't only increase our revenue and strengthen our market positions; they also demonstrate what we're doing to strengthen our local presence and expand local value creation. To maintain our leading positions in emerging countries over the long term, we're not just localizing production; we're also giving our regional organizations more decision-making authority and greater entrepreneurial responsibility. Likewise, we're establishing entire value chains in those markets, since the procurement of raw materials, finished products and services in one and the same currency zone enables us to achieve competitive cost positions while reducing the currency-related risks to which a global company like ours is necessarily exposed.

We're also setting up additional R&D centers in regions with above-average growth in order to be a more attractive employer for local managerial talent and highly qualified university graduates – thus strengthening our position in growth markets over the long term.

e. Expand our service business

To get closer to our customers – for us, this means providing outstanding services that increase customer value. With our comprehensive service offerings, we want to achieve the kind of long-lasting customer satisfaction that makes us the first choice for follow-up investment. It's not only our sales organization that nurtures close relationships with our customers and fosters their loyalty; above all, it's our local service employees, who – in some instances building on relationships that go back decades – have detailed knowledge of our customers' needs and requirements. This knowledge, which is indispensable for providing excellent service, sets us apart from many of our competitors. And with product standardization increasing, services will be an important strategic factor that gives us an edge over our competitors.

For these reasons, services are a key component of our growth strategy, making major contributions to our profitability. Leveraging our worldwide installed base, they're a reliable source of high-margin revenue – and they're less capital-intensive than other types of business. What's more, because long-term agreements are the rule, services are less vulnerable to fluctuating business cycles. As part of our One Siemens framework, we're aiming to rigorously expand our service business in order to tap additional potential for sustainable growth.

Recent organizational measures underscore the importance we attach to our service business. We've already set up dedicated units to bundle the solutions-oriented services provided by our Energy and Healthcare Sectors. At the beginning of fiscal 2012, we'll go a step further


65 m

65 meters up in the air – that's where Siemens technicians work at the Horns Rev II **offshore wind farm**, 30 kilometers off Denmark's western coast.

and establish a new unit combining the entire service portfolio of our Industry Sector.

And that's not all. We're also driving knowledge transfer throughout our organization. Our service experts are in constant communication with one another, exchanging information across Sector and regional borders. We've set up a worldwide Siemens service network and conduct regular service conferences to help ensure that service issues are jointly investigated, thoroughly discussed and successfully resolved.

Looking ahead, our service business will rest increasingly on two main pillars. The first pillar comprises our conventional, already very successful product services. It's closely linked to our worldwide installed base and reflects the close relationships we maintain with our customers. Our service contracts with wind turbine operators are typical of this type of service business. For the Danish energy company DONG, 40 Siemens employees are currently servicing 48 wind turbines at the Gunfleet Sands wind farm off the English coast – one example of how service contracts can be expected to increase in the thriving renewables market.

The second pillar comprises value-added services. Going beyond conventional product services, these services aim to convert the knowledge that we've gained in our diversified product and solutions business into added value for our customers. Our SOMATOM Definition Flash computed tomography (CT) scanner is a good example. More than ten central sensors continuously monitor the key parameters of the scanner's X-ray tube assembly. Using complex algorithms and customer-specific system utilization data, specialized software calculates the tube's remaining service life to within a few days – a decisive advantage, since early warning significantly reduces the risk of unforeseen failure. Tube changes can now be proactively planned and integrated into everyday clinical workflows, increasing system uptime and enhancing customer and patient satisfaction.

Last but not least, our traffic information center in Berlin proves that services can both increase customer value and create new business models. Gathering and evaluating a wide range of traffic data and other relevant information from across the entire metropolitan area, the center generates comprehensive reports for road users to help improve traffic flows across the vast conurbation.

Clearly, services are a decisive success factor. That's why we're intensifying efforts across our entire organization to seize opportunities in the service business – and thus get closer to our customers.

f. Intensify our customer focus

Our customers expect comprehensive, single-source consulting that's geared to their particular needs. And it's our goal and our obligation to meet this expectation everywhere in the world. For us, a strong customer focus doesn't just mean having an in-depth understanding of our customers' unique requirements; it also means providing them with customized solutions adapted to their regional economic and regulatory environments.

Successful customer support requires excellent employees, an efficient organization and effective methods. Only if these three components are integrated to form a single unit can we expand strategic partnerships, create added value for our customers and achieve profitable growth. That's why our enduring and successful customer relationships have certain features in common:

> First, continuity in structures and processes. We've long had a reputation for outstanding customer proximity. Our account representatives are committed to providing our customers, most of whom are small to mid-sized businesses, with direct local support worldwide. In addition, more than 1,200 professional Key Account Managers support our major customers in important markets. We're expanding this sales organization and optimizing it on an industry-specific basis. For example, in connection with the establishment of our Infrastructure & Cities Sector, we're defining additional market segments on which we intend to maintain a special focus – markets in which we'll address our customers' industry-specific requirements, offering them a coordinated, comprehensive range of products, solutions and services.

> Second, one face to the customer. As a rule, our account representatives are directly involved with and are responsible for a customer over a period of five to ten years – further confirmation that our customers are satisfied with the support we provide.

> And third, the creation and expansion of expertise. We invest in the training and continuing education of the Siemens employees who are in daily contact with our customers. For instance, our sales personnel participate in specially designed training programs in which their strengths and weaknesses are analyzed and improvement measures developed. Such courses are a valuable tool for guaranteeing continuously high standards of customer support worldwide.

In addition, we work closely with universities around the globe, because scientific expertise is vital for customer retention. Intensive collaboration with top-tier institutions keeps us up-to-date on current research developments while enabling us to contribute our own knowledge to academic discussions.

As we pursue our goal of continuously developing and improving our Company, it's crucial for us to know what our customers really think about us. The results of our global customer survey, which encompassed some 25,000 interviews in fiscal 2011, show developments and concrete action areas for both our entire organization and its various parts.

"Long-term customer relationships that are cultivated even at top management level are a factor in Siemens' enduring success, and professional account managers are a vital part of this process."

Prof. Noel Capon, Professor of International Marketing
Columbia Business School, New York

In 2011, our key account program was named Key Account Management Program of the Year by the Strategic Account Management Association in the U.S. As the award attests, we're headed in the right direction. The jury was impressed by our fostering of long-term customer relationships, cultivation of promising account managers and close customer proximity at Managing Board level. As part of our Executive Relationship Program, the members of Siemens' Managing Board maintain close contacts with some 100 top customers – an experience that not only gives them direct insights into concrete customer requirements but also provides opportunities for immediate feedback on their management decisions.

56 Use the power of Siemens
82 Unleash the strengths of an integrated technology company

Use the power of Siemens

To rank among the best, you have to excel – in everything you do. And that means you need an outstanding team. Siemens has extraordinarily dedicated employees. And we go to great lengths to continually foster their development while promoting equal opportunity and encouraging cooperation among men and women from different countries and cultural backgrounds.

Our clear and unambiguous commitment to integrity is what guides us in our ongoing pursuit of business success. Our actions are governed by binding principles to which we expect our customers, suppliers and employees to adhere.



10,000 young people
are currently enrolled in vocational training programs
and university-level work-study courses at Siemens.

www.siemens.com/career

g

g. Encourage lifelong learning and development

One of our greatest strengths is our outstanding workforce. Our employees' expertise, skills and dedication have made Siemens the company it is today. Building on this foundation, we're aiming to grow even further. And one means to achieving this strategic end quickly and effectively is continuous learning, which not only enhances our people's knowhow but also directly fosters their pioneering spirit, initiative and willingness to assume increasing responsibility.

In fiscal 2011, we invested roughly €251 million, or about €608 per employee, in our employees' training and continuing education. All around the world, we give our people at all levels the chance to fully develop their potential.

This begins with our young new employees, whom we prepare for their tasks in the global competitive arena with training programs worldwide. In Germany, we're one of the largest private providers of vocational training programs and professional training within the country's work-study system. Further information on our training and education programs is available at www.siemens.com/career.

We've also developed international programs that are helping our regional units in many countries train their own employees and recruit new hires. For example, our International Employee Development Program (IEDP) provides new employees at our Regional Companies in Brazil, China, India, Italy, Mexico, the Czech Republic and the U.S. with training geared specifically to the responsibilities they'll assume when they return home. The Siemens Mechatronic System Certification Program (SMSCP) integrates modules from our training system in Germany into existing programs at colleges and universities elsewhere – acquainting students from around the world with Siemens products and technologies early on.

As part of our education offerings, uniform Core Learning Programs worldwide give our employees the key qualifications they need to excel at their responsibilities. The focus here is on practical experience. Developed by our international teams of experts, the programs are geared to the challenges of everyday business operations; after all, the knowledge gained is to be applied directly in practice. To complement existing learning programs in areas such as project management and software development, we rolled out new programs in fiscal 2011 tailored to various organizational functions – from supply chain management and corporate human resources to sales management.

As we see it, one key prerequisite for long-term business success is always having the right people at the right place at the right time – because the more closely employees are matched with their responsibilities, the greater their satisfaction and commitment will be. The Siemens Leadership Framework (SLF) supports us in making personnel decisions. This process enables us to systematically define all requirements for open positions and compare them with employee profiles that have been compiled in accordance with international standards. In addition to professional expertise and management potential, we also evaluate the pioneering spirit and innovative strength of our employees.

h. Empower our diverse and engaged people worldwide

People who want to make a difference are always welcome at Siemens – all around the world. The highly qualified engineers and managers who join us do so because they know we'll give them every opportunity to develop their personal potential. In the competition for talented individuals, we maintain close contacts with the most renowned universities in our most important markets, attracting top graduates with offerings such as the Siemens Graduate Program. Many high achievers develop an enthusiasm for Siemens early on by doing internships at our organization and later become full-fledged employees. Once at Siemens, new recruits need to learn the ropes quickly. That's where our web-based new@Siemens learning program comes in, giving more than 18,000 employees from over 80 countries a comprehensive, well-focused and informative introduction to the Company in 2011.

Siemens is a global powerhouse with a highly diverse workforce. People from 140 countries are working at our ten largest Regional Companies alone. That's why we take a systematic approach to championing diversity at Siemens. Multifaceted teams of employees with a broad range of skills, experience and qualifications promote the wealth of ideas at our Company and strengthen our power of innovation. Our people also reflect the varied backgrounds of our customers, giving us competitive advantages – all over the world.

In our Guiding Principles for Promoting and Managing Diversity, we've formulated at the highest level clear guidelines that are binding for our Company worldwide.

One indicator of diversity is the proportion of management positions held by women. In fiscal 2011, this figure climbed to 14.6%. To support networking among female executives, we launched the Global Leadership Organization for Women (GLOW) in 2009. The organization's members also serve as mentors for talented young female employees. Worldwide, more than ten very active GLOW organizations have now been founded by women in leadership positions.

For measuring our progress in the area of diversity, we've also developed five scorecard parameters: professional knowledge, employee diversity at all levels, the composition of our top talent pool, corporate culture and branding, and experience mix.

On December 15, 2010, Peter Löscher launched the Siemens Diversity Charter. Since then, nearly 15,000 Siemens employees have committed themselves to actively promoting diversity.

www.siemens.com/diversity

To continue driving diversity within our organization, we've launched a number of measures and projects. These initiatives include lectures and seminars on topics such as unconscious prejudices. In a first step, many of our 160 diversity ambassadors and GLOW members have been invited to attend these events. With demographic change also affecting Siemens, we've established special working groups and networks that promote cross-generational knowledge transfer, thus safeguarding existing knowhow for the Company.

Motivated employees are what make Siemens strong. And the countless ideas of our workforce are improving our organization all the time. Under our 3i Program, the employee suggestion system introduced in 1997, some 1.5 million ideas had been put into practice by the end of fiscal 2010 – resulting in savings of over €3 billion. Today, we're implementing 400 to 500 new 3i ideas every day and working vigorously to anchor our culture of idea management – which has been a hallmark of Siemens for over 100 years – at our locations in growth markets.

To find out how we can further boost workforce motivation, we regularly conduct employee surveys worldwide in 39 languages. In fiscal 2011, the number of employees participating in the surveys surpassed the high level of the previous year. The survey input is systematically applied to enhance our processes. An internal network of experts helps our managers evaluate the results, deriving and implementing concrete proposals for improvements. First projects and initiatives spawned by last year's survey show just how serious we are about putting our people's suggestions into action. For example, in the U.S., we've set up a program to better recognize and reward employee achievements. In the Czech Republic, our Regional Company has launched a broad-based training program for employees and managers. In China, we're expanding the expertise of a variety of specialist teams through specially developed training programs. And in Germany, we're offering health management seminars for our employees.

Our success is based on a shared commitment. That's why we're particularly proud of the fact that some 120,000 employees – nearly a third of our total workforce – are Siemens shareholders. This is a clear sign of our employees' trust in our values and vision and in the strength and future of our Company – a sign that has also attracted the attention of external observers. In the summer of 2011, the Global Equity Organization (GEO), an industry association, honored us with its highest distinction, the GEO Judges Award. The jury particularly commended our efforts to enable virtually every employee worldwide – regardless of job and location – to become a co-owner of Siemens.

i. Stand for integrity

We're committed to fair competition. In our efforts to succeed on the world's markets, we aim to comply with all applicable laws and regulations. Ethical business conduct is a non-negotiable component of our corporate culture. We've formulated transparent and binding principles of behavior and taken a clear and unmistakable position in the battle against corruption. We also fulfill our responsibilities to society, the environment and our employees. For us, occupational safety, health management and the conservation of natural resources are all part of ethical business conduct.

Fair competition requires that all market participants play by the same rules. Everywhere in the world, we've entered into integrity pacts with our partners and competitors. As part of what we call collective action, customers and suppliers make a project-specific commitment to maintain transparency in the bidding process and abstain from bribery when competing for public-sector contracts.

In India alone, we've concluded around 40 integrity pacts with public-sector organizations since 2009. Following discussions with these customers and the NGO Transparency International India, integrity pacts are now included in bidding documents and will be required for future contract awards in the country.

In many parts of the world, we're carrying the fight against corruption beyond the borders of our own industry. In the Czech Republic, for instance, we worked together with the American Chamber of Commerce to build a coalition for transparent business practices. And in Russia, we're one of the companies that joined forces with the German Chamber of Commerce and the International Business Leaders Forum to launch the Corporate Ethics Initiative, whose declaration has now been signed by more than 90 enterprises.

With a budget of US$100 million, our Siemens Integrity Initiative will promote the development of fair competitive conditions over the next 15 years. The initiative finances NGOs worldwide that are committed to ethical business practices and the battle against corruption. In the first funding round, we're supporting 31 projects in 20 countries. The beneficiaries include organizations like Brazil's Instituto Ethos, which is dedicated to ensuring the transparency of infrastructure contract awards connected with the 2014 World Cup and the 2016 Olympic Games in Brazil. In Europe, recipients of our support also include the newly established International Anti-Corruption Academy in Vienna, to which we've provided funding for anti-corruption research and education and for the training of anti-corruption experts. Further information on the Integrity Initiative and the settlement with the World Bank specifying the establishment of the Initiative is available in the "Compliance report," on page 35 of Part II of this Annual Report.

Creating fair markets, complying with legal regulations and fighting corruption worldwide – this is only one part of what we understand by integrity. For us, environmental protection, health management, occupational safety and clear, unambiguous requirements for suppliers and partners are also vital.

Ever since 1971, when we set up our environmental protection office, we've been expanding our worldwide environmental management activities and adapting them to ever-changing requirements. Our own environmental

Our values – The foundation of what we understand by integrity

Our values: **Responsible.** Committed to ethical and responsible actions. **Excellent.** Achieving high performance and excellent results. **Innovative.** Being innovative to create sustainable value.

www.siemens.com/values

program defines clear targets for improving our performance in the areas of CO_2 emissions, primary energy, district heating, water, waste and electrical power. Further information on environmental stewardship at Siemens is available in the combined management's discussion and analysis on pages 68-71 of Part II of this Annual Report.

Environmental protection, occupational safety and health management are all covered in our Business Conduct Guidelines, which provide the basis for our employees' behavior. Here, the guiding principle is to guarantee the health and safety of our employees and customers. We're aware that some of our business activities harbor potential hazards for our people. That's why we've established worldwide standards as well as decentralized programs geared to concrete local risks.

Adherence to clear principles of integrity: we expect this not only of our employees but also of our partners and suppliers. Our energy-efficiency programs and sustainability audits are just two examples of how we're ensuring conformity with these principles. A binding Code of Conduct for Siemens suppliers provides the foundation for our partners' integrity.

City report: São Paulo

São Paulo – A city in transition

São Paulo is the most populous city of the Southern Hemisphere. A purely industrial center only a few decades ago, the city has now burgeoned into a dynamic modern metropolis – with all the challenges and opportunities that this transformation entails.

→ www.siemens.com/ar/saopaulo



São Paulo – On course for a sustainable future?

Meeting point: City Hall, São Paulo, August 26, 2011, 10:00 a.m.

Sergio Boanada, Manager of Siemens' Market Development Board Infrastructure and Cities in Brazil, meets Deputy Mayor Alda Marco Antonio in São Paulo's historic city center. On a walk through São Paulo – one of the largest metropolitan areas in the world – they discuss the many challenges facing the city in its drive to secure a sustainable future for itself and its citizens. Challenges in the areas of traffic and energy infrastructure, urban development and healthcare. Challenges that require future-oriented solutions of the kind that Siemens is already providing today.



\> Alda Marco Antonio (right)
Alda Marco Antonio has been Deputy Mayor of São Paulo since 2006. A hygienic engineer by profession, she's been a powerful advocate for the sustainable development of her city. In her previous positions as Social Policy Advisor for the Prefecture of São Paulo and as Secretary for Youth Affairs for the state of São Paulo, she helped set up more than a dozen projects and aid programs for street children. Some of these initiatives have been adopted by UNICEF, the United Nations Children's Fund, for implementation in other parts of the world.

\>> Sergio Boanada (left)
Integrated solutions for cities, infrastructures and major events – these are the tasks to which Sergio Boanada has devoted himself in Brazil for years. He's in constant contact with city officials around the country, advising them in the early project planning and development phases. Mr. Boanada also belongs to a number of political and social organizations, including the German-Brazilian Chamber of Foreign Trade.

01 — Sergio Boanada

What would you say are the hallmarks of a green city? What makes a city sustainable?

02 — Alda Marco Antonio

A green city is, first of all, a self-sufficient city – a city that's in control of its destiny, that serves the needs of its inhabitants, that promotes their well-being, that provides clean rivers and clean air. In other words, it's a city that's taking concrete steps, on its own initiative, to help preserve our planet.



> Siemens' transformer substation in Anhanguera is making a major contribution to improving São Paulo's energy supply.

03 — Sergio Boanada

What's São Paulo doing to ensure that its further development is sustainable?

04 — Alda Marco Antonio

Well, for one thing, we're taking a long hard look at our mass transit system. Our metro network is relatively small – transporting up to about four million passengers a day on around 70 kilometers of track. Buses are the system's mainstay. About 15,000 buses carry roughly eight million passengers through São Paulo daily – with a corresponding impact on the climate and the environment. We've taken the first steps toward improving the situation: we're planning ecofriendlier vehicles and infrastructure and pushing sustainable urban development. For instance, some of our buses now run on ethanol; others are powered by electrical overhead lines. This isn't a satisfactory solution, however, since overhead lines are very unreliable and a bit of an eyesore. So, our transportation infrastructure still has lots of potential for improvement.

São Paulo

- 1.4 tons of CO_2 per person
- 20.0 million inhabitants
- 11,000 euros per capita GDP
- 7,315 people per square kilometer

Key figures for São Paulo

For further information on São Paulo, see the São Paulo portrait in the Latin American Green City Index, a study conducted by the Economist Intelligence Unit in cooperation with Siemens:

www.siemens.com/greencityindex

Alda Marco Antonio: "My goal is to make São Paulo a clean, low-carbon city that offers its inhabitants a safe, livable environment. If we can achieve this, I'll feel my work has been a success."



Directly linked to the Anhanguera transformer substation, some 500,000 consumers are benefiting from the country's largest gas-insulated high-voltage system.

500,000 consumers



With 560 beds, Hospital Israelita Albert Einstein is one of Latin America's largest medical facilities. Our most advanced healthcare systems are enabling the hospital's physicians to deliver a comprehensive portfolio of care.

560 beds

Sergio Boanada "São Paulo's city officials have done a fantastic job over the last few years. When you consider how fast the city's grown, they really deserve our sincere congratulations – a heartfelt *parabéns* – for their achievement."





95 Sergio Boanada

São Paulo's city officials have done a fantastic job over the last few years. When you consider how fast the city's grown, they really deserve our sincere congratulations – a heartfelt *parabéns* – for their achievement. But you've raised an important issue, Ms. Marco Antonio: the transportation infrastructure. This is one area where Siemens can help. We've already presented some of our ideas to the city government. We've contributed technology for São Paulo Metro's driverless Line 4-Yellow. We're also participating in electric bus projects. In particular, we're currently involved in talks to develop an electric bus line and bus concept that – by dispensing with the, unfortunately, unreliable overhead lines now used in the city – will be ecofriendly, but also more flexible.

96 Alda Marco Antonio

That sounds like a great idea, and I'll be very interested to see how the approach will improve our city's transportation infrastructure. My goal is to make São Paulo a clean, low-carbon city that offers its inhabitants a safe, livable environment. If we can achieve this, I'll feel my work has been a success.

Alda Marco Antonio "Wastewater remains one of São Paulo's greatest challenges – a challenge that we're going to have to tackle resolutely and vigorously. Advanced technologies and extensive investment hold the key."



07 Sergio Boanada
What would you say is the main prerequisite for São Paulo's sustainable development? Is it financial resources, innovative technologies or political commitment?

08 Alda Marco Antonio
Sufficient financial resources are, of course, a key factor. For example, our waste disposal system already operates very well. Our system for recycling process water is also very efficient. A major challenge now is how to process the wastewater produced in our neighboring cities. There's lots of room for improvement here. But to make progress we'll need large investments, and we'll also have to get government approval at three different levels – federal, state and municipal.



> Clinicians at Centro de Diagnóstico Brasil (CDB), one of Latin America's most advanced and exclusive private hospitals, examine some 150 patients a day using high-quality scanners like our MAGNETOM Espree magnetic resonance imaging system.

Our MAGNETOM Espree magnetic resonance imaging system combines a 70-centimeter inner bore with Tim® (Total imaging matrix) technology to enable high-quality whole-body scans in a single pass.

70 centimeters


Espree
A Tim System

Per capita water consumption in São Paulo averages 180 liters a day. We're helping state water utility Sabesp tackle this huge challenge by providing water treatment systems and water-related services.

180 liters





09 — Sergio Boanada

I fully agree, Ms. Marco Antonio. Wastewater treatment and clean water production are vital if São Paulo and its surrounding communities are to improve their environmental performance. This is also a field where Siemens offers a wide array of practical solutions. We're already collaborating with state water utility Sabesp, and we're looking forward to introducing more of our internationally successful technologies here in São Paulo.
But I'd like to turn now to another topic that's been generating lots of excitement lately: the soccer World Cup in 2014 and the 2016 Summer Olympics. Leaving aside the infrastructure challenges for a moment, how are you dealing with the problem of security? How can security be enhanced?

^ Siemens' City Account Managers are involved in infrastructure projects at an early stage. Sergio Boanada is already involved in the development phase of a number of projects for São Paulo's city administration.

< For years, water conservation has been a major concern for São Paulo. Sabesp, the state water utility, relies on advanced Siemens technology for everything from water treatment to disposal.



— Sergio Boanada "The upcoming World Cup is an important event for Siemens, and we want to help make it a success."



10 Alda Marco Antonio

Well, first of all, I'd like to say that we're delighted to be hosting the World Cup and the Olympic Games here in Brazil. São Paulo will profit from these events. As far as security is concerned, we're prepared. A special police unit, the Guarda Civil Metropolitana, will be working with the military police of the state of São Paulo to guarantee security during the World Cup. We're also conducting an information campaign to increase visitors' awareness of the dangers they may encounter in a city of 20 million people. I'd be very curious to hear if the talks on setting up a centralized surveillance system have been productive.

11 Sergio Boanada

Well, I've got some good news for you. Discussions on drawing up a financing plan for a centralized surveillance system are currently being conducted between government authorities in Germany and Brazil. The aim of the system will be to increase security in 27 Brazilian cities – this will be a major factor in the success of the World Cup. Siemens has the technological knowhow required – and we've made this clear in the talks, which are already at an advanced stage. The upcoming World Cup is an important event for Siemens, and we want to help make it a success.



Diagnósticos da América (DASA) is one of Latin America's leading providers of clinical diagnostics. Its major facility in São Paulo uses the latest Siemens diagnostic technologies.



DASA offers more than 3,000 different clinical analysis and imaging procedures. We supply a large part of the facility's medical technology and are helping make its processes more efficient, economical and environmentally friendly.

3,000 procedures

The new Line 4-Yellow driverless metro carries 500,000 passengers a day. We've supplied the line's fully automated drives and control technology and installed its energy management, communications, air circulation and security infrastructure.

500,000 passengers


Destino
Paulista



The use of fully automated driverless technology has made it possible to reduce the intervals between trains on São Paulo Metro's Line 4-Yellow without compromising safety. The new line's track, trains and control center are managed by a Trainguard® MT CBTC automated train control system from Siemens.

Sergio Boanada "We have a portfolio specifically geared to urban and infrastructure requirements. The opportunities it provides are enormous, and we want to keep expanding them in dialogue with the city – an approach that will benefit both São Paulo and Siemens."

Alda Marco Antonio

I'm very pleased to hear that. We're going to do everything we can to reduce the dangers for São Paulo's inhabitants as well as for our visitors.

Sergio Boanada

Healthcare is another important topic I think we should talk about. Together with the city of São Paulo, we want to set up primary care centers to help people who wouldn't otherwise have access to medical services. There's still a large need for healthcare solutions – primarily in the area of early detection. It's here that the public sector depends on the financial cooperation of private-sector providers. I also see possibilities for further close and successful cooperation in the area of energy infrastructure. We demonstrated our expertise in the field of gas-insolated switchgear a few years ago when we installed the transformer at Anhanguera substation. Today, our technology is playing a major role in ensuring that São Paulo's power supply system functions smoothly along the entire energy conversion chain – from generation to transmission and distribution.



Alda Marco Antonio "I think it's remarkable that Siemens is also active in areas where it can't always expect to make a profit."



14 Alda Marco Antonio

I think it's remarkable that Siemens is also active in areas where it can't always expect to make a profit.

15 Sergio Boanada

The Instituto Ethos is a prime example of this. We've been providing the organization with financial support as part of our Siemens Integrity Initiative. The aim of the project is to ensure equal opportunities in the bidding process for infrastructure projects related to the upcoming World Cup and Olympic Games here in Brazil. Greater transparency, overall social responsibility and monitoring will be essential for creating an even playing field for all the suppliers bidding for contracts. This will happen through self-regulating mechanisms that customers and suppliers have committed themselves to implementing.

16 Alda Marco Antonio

For this type of long-term cooperation – which I warmly welcome – it's very helpful to have a permanently accessible contact of the kind that Siemens provides, a person our employees can turn to whenever they have questions.

17 Sergio Boanada

This is precisely the task or our City Account Managers. As direct contacts, they deal with the inquiries and needs of their cities and, ideally, help provide concrete Siemens solutions. We have a portfolio specifically geared to urban and infrastructure requirements. The opportunities it provides are enormous, and we want to keep expanding them in dialogue with the city – an approach that will benefit both São Paulo and Siemens.



Siemens and São Paulo – A strong partnership

We've been helping Brazil master its infrastructure challenges for nearly 150 years. Already in 1867, we built the country's first long-distance communications link – a telegraph line connecting the Imperial Palace in Rio de Janeiro to the city of Rio Grande in the state of Rio Grande do Sul.

In fiscal 2010, Siemens in Brazil had more than 10,000 employees and revenue of about €2 billion. According to forecasts, revenue from our Environmental Portfolio in Brazil is set to grow by 30% a year – that is, faster than total revenue.

South America's largest city, São Paulo is home to nearly 20 million people – or roughly 10% of Brazil's total population. The metropolis generates 16% of the country's GDP and accounts for 15% of its energy consumption. Boasting 33,000 manufacturing facilities, São Paulo is Latin America's largest industrial center. It's also South America's leading business and financial hub due to the strong local presence of international banks and financial service providers.

São Paulo faces major infrastructure challenges – particularly in the areas of water supply, electricity supply and mass transit. And it's here that we're making key contributions to the city's sustainable development, as the following examples illustrate:

In the Anhanguera district of São Paulo, we've built Brazil's largest SF6 gas-insulated high-voltage transformer substation for state utility Companhia de Transmissão de Energia Elétrica Paulista. Occupying only a fraction of the land area required by its conventional counterparts, the substation is playing a central role in São Paulo's energy supply system.

We're also an important partner to the city in the field of healthcare. Medical facilities throughout São Paulo rely on our healthcare solutions. For example, we've installed a MAGNETOM Espree magnetic resonance imaging system and a SOMATOM Definition Flash computed tomography scanner at Hospital Sírio Libanês. Our IT solutions are enabling clinicians at Hospital do Coração to display X-ray images on PCs anywhere in the facility. We've also provided Hospital do Coração with power supply and distribution systems as well as building automation and security solutions.

Letters in São Paulo reach their destinations quickly and reliably – thanks to postal automation technology from Siemens.

Our tailored solutions have cut energy consumption at water utility Sabesp's Barueri water treatment plant by about 30%.

We played a key role in the construction of the Line 4-Yellow driverless metro, which has just gone into operation. Our contributions included drives and control technologies, an energy management system and the line's entire communications, air circulation and security infrastructure. We're also helping modernize São Paulo's existing metro network.

And finally, our advanced solutions for efficient traffic control are managing traffic flows proactively on São Paulo's heavily traveled streets.

Siemens in São Paulo

> A selection of current projects

Anhanguera transformer substation

A vital component of São Paulo's energy supply system, the Anhanguera transformer substation – for which we've been providing innovative solutions since the very beginning – is a trailblazing power transmission project that is benefiting the entire country. Because of its three voltage levels – 345 kilovolts, 245 kilovolts and 145 kilovolts – the substation is not only a reliable source of power for São Paulo; it also supplies energy to neighboring cities and feeds electricity into the national power grid as well. All in all, some 500,000 consumers are directly linked to the transformer substation.

Diagnósticos da América (DASA)

São Paulo is home to one of the largest state-of-the-art medical laboratories in the world. Operated by DASA – Latin America's leading provider of clinical diagnostic services – the facility offers more than 3,000 different clinical analysis and imaging procedures. As a key partner, we supply a large part of the laboratory's medical technologies and are helping make its processes more efficient, economical and environmentally friendly.

Line 4-Yellow driverless metro

Line 4-Yellow is the latest and most innovative extension of São Paulo's metro network. Nearly 13 kilometers long, Line 4-Yellow is South America's only driverless subway line. We played a key role in the project, providing drives and control technologies, an energy management system and the line's entire communications, air circulation and security infrastructure.

Smart grid research

We're collaborating with the Brazilian energy and electricity research center, Centro de Pesquisas de Energia Elétrica, to develop a smart grid that will help the country meet its growing energy needs efficiently and reliably over the years to come. National grid operator Operador Nacional do Sistema Elétrico is relying on our technological expertise to implement the project.

Video surveillance of World Cup stadiums for 2014

The 12 World Cup stadiums now under construction in Brazil – including the São Paulo venue that will host the 2014 World Cup kickoff – are being monitored with the help of video technology from Siemens. The innovative technology not only provides site surveillance; it also allows centralized, online monitoring of construction progress – around the clock, seven day a week.

Traffic management for the megacity

In a city of 20 million, traffic control and mobility pose huge challenges for local officials. Our state-of-the-art PC SCOOT traffic control system, which is now managing traffic flows in large parts of São Paulo, is making their job easier. The related IT software, which also comes from Siemens, is helping ensure that the 450 intersections currently controlled by PC SCOOT will continue to be efficiently managed in the future.

Water treatment for Sabesp

Water supply is a major challenge for São Paulo – due in part to rapid population growth and high seasonal variations in precipitation. Our Novo SCOA monitoring and control system is enabling state water utility Sabesp (Companhia de Saneamento Básico do Estado de São Paulo) to regulate the filling of reservoirs from water treatment plants flexibly and efficiently. The system monitors data from more than 180 control stations spread across the entire São Paulo metropolitan area of 31 districts and roughly 20 million people.

Production of high-voltage direct-current components in Jundiaí

Our high-voltage direct-current (HVDC) transmission systems enhance the efficiency of power transmission by enabling large amounts of electricity to be transported over long distances with very little loss. In Jundiaí, some 50 kilometers from São Paulo, we've built one of our three production centers for HVDC components worldwide. In Brazil, the technology is being used, for example, in the Rio Madeira Complex, a hydropower plant in the north of the country. Electricity generated by the facility is being transported along low-loss HVDC lines to Brazil's heavily populated urban areas.

Hospital Israelita Albert Einstein

The Hospital Israelita Albert Einstein, one of Latin America's largest private medical facilities, aims to meet the highest international healthcare standards. To help the hospital achieve this goal, we've supplied a wide array of medical technologies. In addition to MAGNETOM Espree and Trio magnetic resonance imaging scanners and the ACUSON SC2000 ultrasound system – which is used in cardiologic examinations – clinicians at the hospital are employing our ARCADIS Orbic 3D diagnostics system, which provides state-of-the-art intra-operative imaging.

Centro de Diagnóstico Brasil (CDB)

Clinicians at CDB, one of Latin America's most advanced and exclusive private hospitals, examine some 150 patients a day using high quality systems like our MAGNETOM Espree magnetic resonance imaging scanner. Due to its innovative design, the MAGNETOM Espree is more spacious than its conventional counterparts. Combining a 70-centimeter inner bore with Tim® (Total imaging matrix) technology, the system produces high-quality whole-body scans in a single pass. Its extra-large opening means that patients suffering from claustrophobia are less anxious and that larger patients can be easily accommodated.

As the largest city in the Southern Hemisphere, São Paulo faces major challenges in the area of infrastructure. With our broad portfolio of products and solutions, we're supporting the city in its drive to secure a sustainable future.

São Paulo


Anhanguera transformer substation
Traffic management for the megacity
Diagnósticos da América (DASA)
Line 4-Yellow driverless metro
Centro de Diagnóstico Brasil (CDB)
Hospital Israelita Albert Einstein
Water treatment for Sabesp


Video surveillance of
World Cup stadiums for 2014
Smart grid research
Production of high-voltage
direct-current components in Jundiaí

Unleash the strengths of an integrated technology company

As an integrated technology company, we're continually exploiting the advantages of our global presence, financial clout, brand strength, power of innovation and, last but not least, the expertise, commitment and diversity of our employees.

Our closely aligned business units enable us to offer a wide range of products and solutions that help customers drive competitiveness, enhance business performance, cut costs and reduce CO_2 emissions.

Siemens is more than the sum of its parts – that's what gives us the enormous potential and strength that we leverage every day.

20 Siemens – A pioneer of our time

46 Focus on innovation-driven growth markets

50 Get closer to our customers

Siemens is more than the sum of its parts

For over 160 years, Siemens has stood for technological achievement, quality, reliability and international focus. Coupling innovative concepts and visionary ideas with a far-sighted willingness to take business risks in the interest of achieving enduring success, our Company founder made us strong. And this mindset will continue to define our organization in the future. Values, sustainability, market leadership, technology leadership and financial clout – that's what the Siemens brand embodies around the globe.

As an integrated technology company, we're better equipped than virtually any other enterprise in the world to offer customers a comprehensive range of products, solutions and services tailored to their specific needs. Our offerings encompass areas ranging from energy, industry and automation to healthcare. To maximize the benefit we're reaping from the dynamic growth of cities and from infrastructure investments, we've established a new Sector: Infrastructure & Cities. Bundling our knowhow in sustainable urban infrastructures, this new unit will enable us to supply customers with industry-specific products and solutions.

We're intensifying our efforts to leverage synergies and seize opportunities across our organizational borders. And a number of valuable assets are working to our advantage:

Global presence

We maintain Regional Companies directly at our customers' locations. Our local employees represent Siemens in their countries, maintaining contact to customers across our Sectors. This approach pays off particularly well in major projects such as airports, hospitals and sports stadiums, which can be equipped with technologies from different Siemens Sectors and Divisions.

We see value creation as an integrated process extending from the supplier to the customer. Our outstanding network of suppliers ensures reliable delivery, even under challenging circumstances.

Technology and innovation

Our everyday activities underscore what it means to be an integrated technology company. At our Corporate Technology Department, for instance, our employees join forces across Sectors to create tomorrow's technologies today. Throughout our organization, we're exploiting synergies to drive technological progress and technology transfer. Everywhere at Siemens, our people are continually contributing to our success by exchanging innovative ideas and solutions.

Portfolio management

As a financially strong company in an outstanding competitive position, we can target our portfolio and investments specifically to attractive growth markets. A longstanding strength of Siemens, our financial clout has proven its worth, even in economically difficult times.

Cross-business initiatives

Ensuring a continuous transfer of knowledge and experience on all topics that affect Siemens as a whole enables us to fully leverage the potential of our integrated technology company. Our service business is a prime example here. Segments in which we're now expanding our service business are profiting from the outstanding service culture already in place at other organizational units. For more information about how we're driving our service business, see pages 52-53.

Employees and management culture

Our global workforce comprises highly qualified professionals, a management team with international experience, and very promising and talented individuals who have numerous opportunities for development and advancement within our organization. Our Siemens-wide training and education programs – such as our cross-Sector management seminars – exemplify the ways in which we're creating and cultivating synergies across organizational units. In addition, our Siemens Leadership Framework helps us match our employees' potential to the requirements of job openings – across countries, Sectors and Divisions. For further information, please see "Encourage lifelong learning and development" on pages 57-58.

Our organization as a reflection of current market opportunities

To systematically tap business potential on both new and traditional markets, we've organized our activities as of October 1, 2011 into four Sectors: Energy, Healthcare, Industry, and Infrastructure & Cities.

Siemens Energy

Our Energy Sector is a world-leading supplier of a wide array of products, solutions and services in the field of energy technology. In the drive to create a sustainable energy system, electrical power will play a key role in the more efficient use of fossil resources and renewable energies. As electricity consumption grows, so does the system's complexity. The energy chain is rapidly becoming a power matrix. Our innovative and efficient products are enabling customers to succeed in an increasingly complex technological and economic environment – particularly in the areas of power generation, power transmission and oil and gas production. We're the world's only manufacturer with knowhow, products and key components for the entire power matrix.

Our Energy Sector's innovative products maximize efficiency and flexibility and will be a major factor in shaping the new age of electricity. Fossil fuels will continue to play a dominant role in the future energy mix, which is why we're working hard to refine these technologies, paving the way for their continued, long-term use. At the same time, we're further boosting the cost-effectiveness of renewables in order to ensure that they attain equal economic importance in the energy mix. Power grids, too, will be vitally important in the new age of electricity. The biggest challenge here will be to better

manage fluctuating power supplies from renewable energy sources. Transmission networks that can efficiently transport large amounts of electricity across vast distances to centers of consumption will increasingly be the order of the day. A dense cross-border network will make it possible to compensate for supply fluctuations from renewables and engage in international electricity trading.

In the future, Siemens Energy will address the rapidly changing global energy markets – particularly in high-growth regions – while focusing on technologies that maximize customer and environmental benefit. With some 82,000 employees, the Sector comprises six divisions: Energy Service, Fossil Power Generation, Oil & Gas, Power Transmission, Solar & Hydro, and Wind Power.
www.siemens.com/energy

Siemens Healthcare

Our Healthcare Sector is a major single-source supplier of technology to the healthcare industry and a trendsetter in medical imaging, laboratory diagnostics, healthcare IT and hearing instruments. The Sector offers products and solutions for the entire healthcare continuum – from prevention and early detection to diagnosis, treatment and follow-up care. By improving clinical workflows and tailoring them to a variety of clinical conditions, we're making healthcare faster, better and more cost-effective. Our latest innovations show just how closely we've geared our products and solutions to this strategy. For example, our Dimension EXL 200 system, which integrates clinical chemistry and immunoassay testing, was developed specifically for medical laboratories with low test volumes.

In addition, our economical imaging and therapy systems, such as the Multix Select DR digital X-ray system,* are providing cost-effective access to digital radiography.

And last but not least, we've made a major breakthrough in medical imaging with our new Biograph mMR – the world's first whole-body scanner to fully integrate magnetic resonance imaging (MRI) and positron emission tomography (PET) in one system.

Siemens Healthcare has some 51,000 employees working to provide innovative products and solutions in the four Divisions Clinical Products, Customer Solutions, Diagnostics, and Imaging & Therapy Systems.
www.siemens.com/healthcare

Siemens Industry

With the establishment of our fourth Sector, Infrastructure & Cities, we've reorganized our Industry Sector to intensify our focus on industrial customers. We're now strengthening our segment-specific business and service activities while further expanding our leading role in industrial software. In-depth industry expertise, technology-based services, and software for industrial processes are the levers we're using to boost our customers' productivity, efficiency and flexibility – while driving the future growth of our industry business.

As of October 1, 2011, we've reoriented our activities and bundled our offerings to exploit all our opportunities in the service business and in high-growth markets like car manufacturing, mechanical engineering and chemicals.

* The Multix Select DR is not commercially available in all countries. For regulatory reasons, its future availability cannot be guaranteed. Please contact your local Siemens organization for further details.

In the manufacturing and processing industries alone, our addressable market volume worldwide is expected to far exceed €200 billion by 2016. Average market growth in this period is projected to be around 5% a year. To offset rising energy costs and meet stricter environmental requirements, companies in these industries want to steadily improve their productivity and efficiency – in the area of energy consumption, in particular. Other challenges include ever-shorter development times, greater product complexity and a related, substantial increase in data volumes in the development process. It's here that our segment-specific expertise comes in. Our innovative products and solutions are enabling us to substantially reduce our customers' time-to-market through software applications and automation technology while cutting manufacturers' energy and wastewater costs considerably.

With about 103,000 employees, Siemens Industry comprises the Divisions Customer Services, Drive Technologies, and Industry Automation. To meet the special requirements of the plant construction business, the Metals Technologies Business Unit has been directly assigned to Sector management.
www.siemens.com/industry

Siemens Infrastructure & Cities

Our newly established Infrastructure & Cities Sector offers sustainable technologies – such as integrated mobility solutions, rail vehicles, building and security systems, power distribution equipment, smart grid applications, and low- and medium-voltage products – for urban centers and other infrastructure markets.

Particularly for investments in infrastructure solutions, customers are looking for innovative, energy-efficient and, above all, reliable solutions. And we're virtually unparalleled as a provider of such solutions worldwide – in developing, emerging and industrialized countries alike.

Combining existing knowhow from our Industry and Energy Sectors and gearing it to the specific requirements of infrastructure markets and cities, we're extremely well positioned to be a major player in an addressable market of €300 billion.

Worldwide, we want to focus more intensely on customers and markets, which is why we're blazing new trails in sales, research and development. Centers of competence, in which we bundle our expertise in urban infrastructure, are making important contributions here. A first center is now being built in London (see page 16), with two more under construction in Asia and the U.S. At these centers, Siemens experts will work on providing new answers for today's cities, creating products and solutions tailored to the needs of urban planners and city administrators. Even in times of tight public budgets, solutions like our energy-saving performance



In the summer of 2012,
we'll be opening **the Crystal**, our flagship center for urban sustainability in London – not just for city administrators and urban planners but for everyone interested in green technologies and the development of sustainable cities.

www.thecrystal.org

contracting are helping communities cut costs and minimize their environmental footprint, while our toll systems are generating new sources of income and reducing congestion on city streets.

We maintain direct contact with urban decision-makers via a network of City Account Managers. Cooperating closely with all relevant business units, these experts assemble tailored products and solutions for our customers. They also contribute their knowhow to the further development of our urban portfolio. Our reports on London (pages 1-19), Singapore (pages 26-45) and São Paulo (pages 62-81) illustrate how we're putting this approach into practice.

For major infrastructure customers, we have segment-specific sales structures that enable us to combine, develop and adapt our Sector's offerings to customer needs. Just as our City Account Managers serve customers in the area of urban planning and development, our Key Account Managers provide professional support for infrastructure customers – including airport and port operators, rail companies, data centers and providers of logistics and postal services. By offering a comprehensive range of integrated products, solutions and services tailored to their particular needs, we're tapping new business potential – for our customers and ourselves.

With around 87,000 employees worldwide, our new Infrastructure & Cities Sector comprises the Divisions Building Technologies, Low and Medium Voltage, Mobility and Logistics, Rail Systems, and Smart Grid.
www.siemens.com/infrastructure-cities

Financial Report 2011


> São Paulo
20.0 million inhabitants
7,315 people per square kilometer

Financial calendar[1]

First-quarter financial report	Jan. 24, 2012
Annual Shareholders' Meeting – Olympiahalle, Munich	Jan. 24, 2012
Ex-dividend date	Jan. 25, 2012
Second-quarter financial report	Apr. 25, 2012
Third-quarter financial report	Jul. 26, 2012
Preliminary figures for fiscal 2012	Nov. 8, 2012
Annual Shareholders' Meeting for fiscal 2012	Jan. 23, 2013

1 Provisional. Updates will be posted at www.siemens.com/financial-calendar.

Contents Part II

Key figures fiscal 2011[1,2]

Revenue growth – continuing operations[3]

FY 2011	73,515	7%
FY 2010	68,978	

New orders – continuing operations[3]

FY 2011	85,582	16%
FY 2010	74,055	

Income from continuing operations

FY 2011	7,011	65%
FY 2010	4,262	

Basic earnings per share (in €) – continuing operations[5]

FY 2011	7.82	65%
FY 2010	4.72	

ROCE (adjusted) – continuing operations

FY 2011	24.0%
FY 2010	13.4%

Target corridor: 15 – 20%

Free cash flow – continuing operations

FY 2011	5,885	(16)%
FY 2010	7,043	

Adjusted industrial net debt / Adjusted EBITDA – continuing operations

FY 2011	(0.14)
FY 2010	0.22

Target corridor: 0.5 – 1.0

Volume

(in millions of €, except where otherwise stated)

Continuing operations	FY 2011	FY 2010	% Change Actual	% Change Adjusted[3]
New orders	85,582	74,055	16%	16%
Revenue	73,515	68,978	7%	7%

Earnings

Total Sectors	FY 2011	FY 2010	% Change
Adjusted EBITDA	10,299	9,680	6%
Total Sectors Profit[4]	9,093	6,673	36%
in % of revenue (Total Sectors)	12.4%	9.8%	
Continuing operations			
Adjusted EBITDA	10,596	9,805	8%
Income from continuing operations	7,011	4,262	65%
Basic earnings per share (in €)[5]	7.82	4.72	65%
Continuing and discontinued operations[6]			
Net income	6,321	4,068	55%
Basic earnings per share (in €)[5]	7.04	4.49	57%

Capital efficiency

	FY 2011	FY 2010
Continuing operations		
Return on capital employed (ROCE) (adjusted)	24.0%	13.4%
Continuing and discontinued operations[6]		
Return on capital employed (ROCE) (adjusted)	20.7%	12.9%

Cash performance

	FY 2011	FY 2010
Continuing operations		
Free cash flow	5,885	7,043
Cash conversion rate	0.84	1.65
Continuing and discontinued operations[6]		
Free cash flow	5,150	7,013
Cash conversion rate	0.81	1.72

Liquidity and capital structure

	September 30, 2011	September 30, 2010
Cash and cash equivalents	12,468	14,108
Total equity (Shareholders of Siemens AG)	31,530	28,346
Net debt	4,995	5,560
Adjusted industrial net debt	(1,534)	2,189

Employees – in thousands

	September 30, 2011		September 30, 2010	
	Cont. Op.	Total[7]	Cont. Op.	Total[7]
Employees	360	402	336	405
Germany	116	127	110	128
Outside Germany	244	275	225	277

1 New orders; Adjusted or organic growth rates of revenue and new orders; Total Sectors Profit; ROCE (adjusted); Free cash flow and cash conversion rate; Adjusted EBITDA; Net debt and adjusted industrial net debt are or may be non-GAAP financial measures. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens' supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on our Investor Relations website under www.siemens.com/nonGAAP
2 October 1, 2010 – September 30, 2011.
3 Adjusted for portfolio and currency translation effects.
4 Beginning with fiscal 2011, central infrastructure costs which were formerly reported in Corporate items are allocated primarily to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and is charged in equal portions in all four quarters. Presentation of prior-year information has been adjusted to conform to the current-year presentation.
5 Earnings per share – attributable to shareholders of Siemens AG. For fiscal 2011 and 2010 weighted average shares outstanding (basic) (in thousands) amounted to 873,098 and 868,244 shares, respectively.
6 Discontinued operations primarily consist of OSRAM, Siemens IT Solutions and Services, the former Communication activities and Siemens VDO Automotive.
7 Continuing and discontinued operations.

Segment information (as of September 30, 2011)

Industry

Our Industry Sector offers a complete spectrum of products, services and solutions for the efficient use of resources and energy and improvements of productivity in industry and infrastructure. Its integrated technologies and holistic solutions address primarily industrial customers, such as process and manufacturing industries, and infrastructure customers, especially in the areas of transport, buildings and utilities. The portfolio spans industry automation and drives products and services, building and mobility solutions and services, and system integration and solutions for plant businesses.

- Industry Automation
- Drive Technologies
- Building Technologies
- Industry Solutions
- Mobility

Revenue	€32.941 billion
Profit	€3.618 billion

Energy

Our Energy Sector offers a wide spectrum of products, services and solutions for the generation, transmission and distribution of power, and the extraction, conversion and transport of oil and gas. It primarily addresses the needs of energy providers, but also serves industrial companies, particularly in the oil and gas industry. The Energy Sector covers the whole energy conversion chain.

- Fossil Power Generation
- Renewable Energy
- Oil & Gas
- Power Transmission
- Power Distribution

Revenue	€27.607 billion
Profit	€4.141 billion

Healthcare

Our Healthcare Sector offers customers a comprehensive portfolio of medical solutions across the value-added chain – ranging from medical imaging to in-vitro diagnostics to interventional systems and clinical information technology systems – all from a single source. In addition, the Sector provides technical maintenance, professional and consulting services, and, together with Financial Services, financing to assist customers in purchasing the Sector's products.

Therein: Diagnostics

Revenue	€12.517 billion
Profit	€1.334 billion

Equity Investments

In general, Equity Investments comprises equity stakes held by Siemens that are either accounted for by the equity method, at cost or as current available-for-sale financial assets and which are not allocated to a Sector, Financial Services, Centrally managed portfolio activities, Siemens Real Estate (SRE), Corporate items or Corporate Treasury for strategic reasons. Our main investments within Equity Investments are our stake of approximately 50.0% in Nokia Siemens Networks B.V. (NSN), our 50.0% stake in BSH Bosch und Siemens Hausgeräte GmbH (BSH) and our 49.0% stake in Enterprise Networks Holdings B.V. (EN).

Major investments

- Nokia Siemens Networks B.V.
- BSH Bosch und Siemens Hausgeräte GmbH

Profit	€(26) million

Financial Services

Financial Services (SFS) is an international provider of financial solutions in the business-to-business area. SFS supports Siemens as well as other companies, with a particular focus on the Sectors of Industry, Energy, and Healthcare. SFS finances infrastructure, equipment and working capital and acts as an expert manager of financial risks within Siemens.

Profit	€428 million
Total assets	€14.602 billion



Dear shareholders,

Overall, fiscal 2011 was a very successful year for Siemens AG. In the first half-year, the Company profited from an economic recovery that was stronger than expected. In the summer, however, economic uncertainties began to increase due to the debt and financial crisis.

In fiscal 2011, the Supervisory Board performed the duties assigned to it by law, the Siemens Articles of Association and the Bylaws for the Supervisory Board. We regularly advised the Managing Board on the management of the Company and monitored the Managing Board's activities. We were directly involved in all major decisions regarding the Company. In written and oral reports, the Managing Board regularly provided us with timely and comprehensive information on Company planning and business operations as well as on the strategic development and current state of the Company. Deviations from business plans were explained to us in detail. The Managing Board coordinated with us the Company's strategic orientation. On the basis of reports submitted by the Managing Board, we considered in detail all business transactions of major significance to the Company. The proposals made by the Managing Board were approved after detailed examination and consultation. We held a total of six regular meetings and two extraordinary meetings.

In my capacity as Chairman of the Supervisory Board, I was in regular contact with the Managing Board between Supervisory Board meetings and was kept up-to-date on current developments in the Company's business situation and on key business transactions. At separate strategy meetings, I discussed with the Managing Board the perspectives and future orientation of the Company's individual businesses.

Work in the Supervisory Board committees

To ensure the efficiency of its work, the Supervisory Board has a total of six standing committees to prepare the proposals for the Supervisory Board as well as the issues to be dealt with at the Board's plenary meetings. Where legally permissible, the Supervisory Board's decision-making powers are also delegated to these committees. The chairmen of the committees report to the Supervisory Board on the committees' work at the subsequent Board meetings. The composition of the individual Supervisory Board committees and the number of committee meetings and decisions are shown on pages 268-269 of Part II of this Annual Report.

The **Chairman's Committee** met seven times in fiscal 2011. It also voted on two proposals using a notional, or written, voting process. Between meetings, I discussed topics of particular importance to the Company with the members of the Chairman's Committee. The Committee dealt with corporate-governance-related matters, including the Declaration of Conformity with the German Corporate Governance Code, with the preparation of decisions concerning Managing Board compensation, with the assumption by Managing Board members of positions in other companies and with a variety of personnel-related topics.

The **Mediation Committee** was not required to meet in fiscal 2011. The **Finance and Investment Committee** met four times. The focuses of its meetings included the further development of the Company's medium-term strategy, the establishment of the Infrastructure & Cities Sector and the approval of Company investment projects. The Committee also voted on six proposals using the notational voting process.

The **Audit Committee** met eight times. In the presence of the independent auditors, the President and Chief Executive Officer, the Chief Financial Officer and the General Counsel, the Committee discussed the financial statements and the combined management's discussion and analysis for Siemens AG and Siemens worldwide, the proposal for the appropriation of net income and the Annual Report on Form 20-F for the U.S. Securities and Exchange Commission (SEC). In addition, the Audit Committee made a recommendation to the Supervisory Board regarding the Supervisory Board's proposal to the Annual Shareholders' Meeting concerning the election of the independent auditors. The Audit Committee also gave in-depth consideration to the appointment of the independent auditors for fiscal 2011, to monitoring the auditors' independence and qualifications as well as the additional services they perform, to determining their fee and to the audit reviews of the Company's quarterly reports and the half-year financial report. In addition, the Audit Committee dealt with the Company's financial reporting process and risk management system and with the effectiveness, resources and findings of the internal audit as well as with reports concerning potential and pending legal disputes. The Audit Committee also focused on Company compliance with the provisions of Section 404 of the Sarbanes-Oxley Act (SOA) and on the internal audit of the effectiveness of anti-corruption measures. In addition, separate meetings were held with the independent auditors.

The **Compliance Committee** met four times in fiscal 2011. At its meetings, which were generally attended by Dr. Theodor Waigel in his capacity as Monitor, the Committee discussed primarily the quarterly reports submitted by the Chief Compliance Officer and / or the Chief Counsel Compliance.

Topics at the plenary meetings of the Supervisory Board

Regular topics of discussion at the Supervisory Board's plenary meetings were revenue, profit and employment development at Siemens AG, at the Sectors and at Siemens worldwide as well as the Company's financial position and its major investment and divestment projects. The Managing Board reported to us regularly and comprehensively on Company planning and on the Company's strategic development, business operations and current situation.

At our meeting on November 10, 2010, we discussed the key financial figures for fiscal 2010 and approved the budget for 2011. We also determined the compensation of Managing Board members for fiscal 2010 on the basis of their achievement of performance-related targets. The appropriateness of this compensation was confirmed by an independent compensation consultant.

At our meeting on December 1, 2010, we primarily discussed the financial statements and the combined management's discussion and analysis for Siemens AG and Siemens worldwide as of September 30, 2010 as well as the agenda for the Annual Shareholders' Meeting on January 25, 2011. We also discussed the Annual Report for 2010 – in particular, the "Corporate Governance report" included therein – and established the targets for Managing Board compensation in fiscal 2011.

At an extraordinary meeting on December 14, 2010, we discussed the future of Siemens IT Solutions and Services and approved the transfer of this business to Atos S.A. (AtoS).

At our meeting on January 24, 2011, the Managing Board reported on the Company's business and financial position following the conclusion of the first quarter. At this meeting, we also approved increasing the stake in Siemens Limited (India) to 75%.

At an extraordinary meeting on March 28, 2011, we considered the further development of the Company's organization. We approved the preparation of a public listing for the OSRAM Division as well as the establishment of the Infrastructure & Cities Sector and the resulting changes in the assignment of Managing Board responsibilities and in the Bylaws for the Managing Board. We also approved Wolfgang Dehen's resignation from the Managing Board as of March 31, 2011, prior to the expiration of his appointment. In addition, we appointed Roland Busch, Klaus Helmrich and Michael Süß to the Managing Board, effective April 1, 2011. Roland Busch was appointed CEO of the Infrastructure & Cities Sector; Michael Süß was appointed CEO of the Energy Sector; and Klaus Helmrich was appointed Head of the Corporate Technology Department.

At our meeting on May 3, 2011, the Managing Board reported on the Company's business and financial position following the conclusion of the second quarter of fiscal 2011. At this meeting, we also discussed the setup of the new Infrastructure & Cities Sector, the Company's sustainability concept and topics related to employee diversity. In addition, we approved the adjustment of one aspect of the system of Managing Board compensation.

At our meeting on July 27, 2011, we discussed the Company's business and financial position following the conclusion of the third quarter. We approved a regulation regarding the age limit stipulated in the sample employment contract for Managing Board members and governing the extension of Managing Board appointments. We also approved a five-year extension of the appointment of Peter Löscher as a full member of the Managing Board and as President and Chief Executive Officer and a five-year extension of the appointments of Siegfried Russwurm and Peter Y. Solmssen as full members of the Managing Board, effective April 1, 2012. At this meeting, we also discussed the decision of the arbitral tribunal in the proceedings between Areva S.A. and Siemens as well as the economic development of the Company's Equity Investments segment. Finally, we commissioned an independent external compensation consultant to review the appropriateness of Managing Board compensation for fiscal 2011.

At our meeting on September 21, 2011, the Managing Board provided us with an overview of the current state of the Company. The Industry Sector also reported on the situation in its business. In addition, we discussed the Company's business activities in the emerging countries and employee diversity at the Company and received a report on supply chain management at Siemens. Finally, we reviewed the efficiency of the Supervisory Board's work.

Corporate Governance Code

The Supervisory Board concerned itself with the provisions of the German Corporate Governance Code. Information on corporate governance at the Company and a detailed report on the level and structure of the compensation paid to the members of the Supervisory and Managing Boards is provided on pages 25 - 30 and 36 - 49 of Part II of this Annual Report. At their meetings on September 14 and 21, 2011, the Managing and Supervisory Boards approved the issuance of a Declaration of Conformity pursuant to Section 161 of the German Stock Corporation Act (Aktiengesetz), stating that the Company has complied with all the recommendations of the German Corporate Governance Code since the issuance of the Declaration of Conformity of December 7, 2010, that it now complies with those recommendations and that it will continue to comply with them in the future, with the sole exception that the current compensation rules for the Supervisory Board do not stipulate a performance-related compensation component. This Declaration of Conformity has been made available to shareholders on the Company's website.

Detailed discussion of the financial statements

Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft audited the Annual Financial Statements of Siemens AG, the Consolidated Financial Statements of Siemens worldwide and the combined management's discussion and analysis for Siemens AG and Siemens worldwide for the fiscal year ended September 30, 2011 in accordance with the requirements of the German Commercial Code (HGB) and approved them without reservation. The Annual Financial Statements of Siemens AG and the combined management's discussion and analysis for Siemens AG and Siemens worldwide were prepared in accordance with the requirements of German commercial law. The Consolidated Financial Statements of Siemens worldwide were prepared in accordance with the International Financial Reporting Standards (IFRS) as these are to be applied in the European Union (EU) and with the requirements of German commercial law pursuant to Section 315a, paragraph 1 of the HGB. The audit conducted by the independent auditors complied with the generally accepted German standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) and with the International Standards on Auditing (ISA). The above-mentioned documents as well as the Managing Board's proposal for the appropriation of net income were submitted to us by the Managing Board in a timely manner. The Audit Committee discussed these documents in detail at its meetings on November 8 and 29, 2011.

The audit reports prepared by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft were distributed to all members of the Supervisory Board and comprehensively reviewed at our meeting on November 30, 2011 in the presence of the independent auditors, who reported on the main findings of their audit. The independent auditors also reported that there were no major weaknesses in the Company's internal audit or risk management systems. At this meeting, the Managing Board explained the financial statements of Siemens AG and Siemens worldwide as well as the Company's risk management system. The independent auditors also discussed the scope, focal points and costs of the audit.

We concur with the results of the audit. Following the definitive findings of the examination by the Audit Committee and our own examination, we have no objections. In view of our approval, the financial statements prepared by the Managing Board are accepted as submitted. We endorse the Managing Board's proposal that the net income available for distribution be used to pay out a dividend of €3.00 per share entitled to a dividend and that the amount of net income attributable to shares of stock not entitled to receive a dividend for fiscal 2011 be carried forward.

Changes in the composition of the Supervisory and Managing Boards
Effective March 31, 2011, Wolfgang Dehen resigned from the Managing Board, with Supervisory Board approval. The Supervisory Board appointed Roland Busch, Klaus Helmrich and Michael Süß full members of the Managing Board, effective April 1, 2011. Roland Busch was appointed CEO of the Infrastructure & Cities Sector; Michael Süß was appointed CEO of the Energy Sector; and Klaus Helmrich was appointed Head of the Corporate Technology Department.

The Supervisory Board would like to thank the members of the Managing Board as well as the employees and employee representatives of all Siemens companies for their work. Together, they helped make fiscal 2011 another very successful year for Siemens.

For the Supervisory Board

Gerhard Cromme

Dr. Gerhard Cromme
Chairman
Berlin and Munich, November 30, 2011

A.2 Managing Board of Siemens AG





Peter Y. Solmssen (left)
Corporate Legal and Compliance, Americas

Hermann Requardt (right)
Healthcare



Barbara Kux (left)
Corporate Supply Chain Management, Corporate Sustainability, Global Shared Services

Michael Süß (right)
Energy



Joe Kaeser (left)
Corporate Finance and Controlling,
Financial Services,
Siemens Real Estate,
Equity Investments

Peter Löscher – President and Chief Executive Officer (center)
Corporate Communications
and Government Affairs,
Corporate Development

Brigitte Ederer (right)
Corporate Human Resources,
Europe, Commonwealth
of Independent States



Klaus Helmrich (left)
Technology,
Corporate Technology

Siegfried Russwurm (center)
Industry,
Corporate Information Technology,
Africa, Middle East

Roland Busch (right)
Infrastructure & Cities,
Asia, Australia

A.3 Letter to our shareholders



Dear shareholders,

"Business is based on trust," said Carl Friedrich von Siemens, the son of our founder. As head of the Company in the 1930s, he guided Siemens through one of the worst economic crises in modern times. Some 80 years later, governments, economies and societies worldwide are again facing major challenges. It's especially in difficult times that trusted, reliable partners prove their value. And we've been that kind of partner for over 160 years now.

As a technology partner, we leverage our power of innovation to turn structural challenges into opportunities. As an entrepreneurial partner to businesses, governments and the general public, we pursue excellence, ensure stability and generate sustainable, profitable growth. As an ambitious partner of unflagging determination, we're inspired by the challenges we face. As a responsible partner imbued with true team spirit, we provide valuable support to decision-makers worldwide. We're a partner of trust for our shareholders, customers, suppliers and employees as well as for the business community, the public sector and society as a whole. And this trust pays off – as fiscal 2011 has shown.

Our pioneering spirit: Innovation is creating new opportunities

Even in uncertain times, our forward-looking financial strategy gives us the resources we need to continue investing in the future. In fiscal 2011, we spent €3.9 billion – or 5.3% of our total revenue from continuing operations – on research and development activities. This investment – coupled with the efforts of 27,800 R&D employees at 160 Siemens research centers around the globe – has made us a world leader in the patent statistics. In patent applications, we're No. 1 in Europe and No. 3 in Germany. In patents granted, we've advanced to No. 9 in the U.S.

To be a pioneer of our time – we're making this vision a reality with trailblazing innovations. For example, our new Biograph mMR – the world's first whole-body scanner to fully integrate magnetic resonance imaging (MRI) and positron emission tomography (PET) in a single system – marks a major breakthrough in medical imaging. The scanner enables clinicians to simultaneously display organ position, function and metabolic activity in a single image. Opening up new horizons in diagnostics and therapeutics, the Biograph mMR will be an important weapon in the battle against diseases like cancer and dementia.

Our Totally Integrated Automation Portal is another groundbreaking accomplishment. An investment in the future of industry automation, the portal makes it possible to design planning and production processes along the entire value chain from a single user interface. Our industry customers benefit from enhanced efficiency, increased productivity and new competitive advantages.

Customers in the energy field are also profiting from our power of innovation. For example, we've developed a new generation of wind turbines. Due to their gearless drives and low weight, the six-megawatt turbines not only outperform their conventional counterparts; they're also easier to maintain and cheaper to operate. Deployed in offshore wind farms, the systems will make wind power more economical and renewable energies more competitive.

Our innovative solutions for electric mobility are closely tied to our activities in the energy field. As a systems partner, we're forging links between the car and energy industries. For instance, we're helping Volvo develop electric drives technology, charging systems and control electronics for its new C30 model. At the end of 2012, we'll start testing our own fleet of up to 200 electric vehicles on city streets – yet another milestone on the road to integrated electric mobility.

As a pioneer, we know we have to generate the financial resources today that we'll need to create the innovations of tomorrow. For us, pioneering spirit and entrepreneurial spirit go hand-in-hand. We also know that success requires long-term commitment and the courage to take calculated risks.

As fiscal 2011 showed, the time has not yet come for our highly innovative particle therapy projects. We'll also have to gear our solar activities more closely to the market. And we haven't yet realized the full potential of our medical diagnostics business. But challenges spur us on to ever greater accomplishments. And we're proud that – true to this maxim – we've been achieving business success and helping master the major challenges of our day for 164 years.

Our latest efforts have also been a source of pride. You may have seen the press reports about our new gas turbines. In combined-cycle operation at the Irsching 4 power plant in southern Germany, the turbines made technology history in fiscal 2011 by reaching an efficiency of 60.75% at an output of 578 megawatts. The power produced by the Irsching plant is sufficient to meet the electricity needs of Berlin – a city of 3.4 million.

We're also proud of our Environmental Portfolio. Generating revenue of €29.9 billi on in fiscal 2011, it was once again one of the world's most successful green portfolios and a growth driver for our business. By the end of fiscal 2011, our ecofriendly technologies had enabled customers to cut their greenhouse gas emissions by about 317 million tons – an amount equal to the total annual CO_2 emissions of Berlin, Delhi, Istanbul, Hong Kong, New York, Singapore and Tokyo.

Our ranking in the prestigious Dow Jones Sustainability Indexes is an example of the recognition we've received for our commitment to sustainable technologies. In fiscal 2011, we again outscored our key competitors to capture first place in the Diversified Industries sector.

These achievements make one thing clear: our investments and the trust in our power of innovation are paying off – as our business success attests.

Our entrepreneurial spirit: Business excellence and stability

Despite the economic uncertainties, we made excellent progress in our drive to generate sustainable, profitable growth in fiscal 2011. At roughly €74 billion, revenue for the year was 7% above the level achieved in fiscal 2010. New orders rose 16% to about €86 billion. Our order backlog was slightly more than €96 billion, a new record. At €9.1 billion, Total Sectors profit was 36% above the prior-year level. And income from continuing operations was €7.0 billion, a 65% increase year-over-year.

In fiscal 2011, we won the largest single order in our history: a commission to build up to 300 new ICx long-distance trains in Germany for railway operator Deutsche Bahn. We'd previously signed a contract to supply Eurostar with ten new trains for its rail link between London and the European continent. We also received major orders in the area of renewable energies from customers in countries such as Denmark, the UK, Brazil and the U.S., while in China – the world's largest wind power market – we landed our first order for an offshore wind park.

These successes prove that – when it comes to large-scale projects – trust in our experience, reliability and expertise is worldwide. They also show that – as a responsible global partner – we're outpacing competitors everywhere.

We're on course with One Siemens, our target system for driving sustainable company development. The One Siemens framework comprises metrics for revenue growth, capital efficiency and profitability as well as the optimization of our capital structure. And the results of the first year have been gratifying: One Siemens has enabled us to make good progress toward achieving our ambitious goals in all these areas.

Despite the difficult market environment, Siemens stock performed relatively well in fiscal 2011. Although our share price declined year-over-year, we outperformed the DAX, Germany's leading stock index.

We want you, our shareholders, to benefit from our success – in the form of another substantially increased dividend. That's why the Supervisory Board and Managing Board will propose to the Annual Shareholders' Meeting in January 2012 a dividend of €3.00 for every share entitled to a dividend – an increase of 11% over the previous year. This corresponds to a payout ratio of 41%. With this proposal, we're continuing our tradition of attractive dividend payments.

Due to ongoing market volatility, we've decided to postpone the IPO of our OSRAM subsidiary until conditions are more favorable. However, we still intend to publicly list the business, and planning is continuing. Independence will provide our lighting activities with the capital and flexibility they need to succeed in a fast-changing market.

Our ambitious target: Revenue of €100 billion

The economic environment will remain challenging even beyond the current fiscal year – also for Siemens. Economies, governments and societies still have a long way to go. To drive growth and competitiveness, we'll all have to join forces. Siemens is moving forward with optimism and self-confidence. The future holds major opportunities for growth – and we intend to seize them. In particular, we plan to generate revenue of over €100 billion in the medium term. Strategic planning at our business units indicates that this goal is realistic – despite the macroeconomic environment in many parts of the western world. Why? Because we know that some regions are less impacted by risks than others. This is clearly the case in Europe, for example, where Germany is leading the way, as well as in the emerging countries, where the economic boom is continuing. With our long-term global presence and widely acclaimed customer proximity, we're benefiting from this growth worldwide.

Our €100-billion goal also takes account of sectoral differences. For the real economy, which is considerably more stable than the financial sector, experts continue to forecast moderate growth. There's no global crisis in the real economy. On the contrary, demand for real products and solutions will continue to rise in the current business environment.

Recent events like the devastating earthquake in Japan are greatly intensifying the demand for sustainable infrastructures. Fukushima has made the residual risk of nuclear power clear to everyone and affirmed our decision to fully withdraw from the nuclear power business. I'm convinced that

Fukushima will strengthen worldwide resolve to create a new age of energy – an era in which we'll not only meet our energy needs but also conserve natural resources, protect our climate, raise living standards and keep costs at competitive levels.

The transition to this new age of energy is Germany's project of the century – a hugely challenging, cost-intensive project replete with risks and rewards. Managed correctly, this endeavor also harbors outstanding opportunities for Germany's innovative, export-led economy. With rigorous monitoring, intensive vigilance and the right milestones, the energy transition will boost long-term value creation by German industry and serve the world's growing demand for green products.

And we're ideally positioned to meet this demand. As an integrated technology company, we offer customers around the globe a virtually unparalleled portfolio of sustainable technologies. With our new four-Sector setup, we're also poised to exploit new business opportunities in cities. Urban areas are a major growth market. Home to more than half the world's seven billion people, cities are now facing enormous challenges that are increasing worldwide demand for investment in advanced infrastructure solutions. Our addressable market for urban solutions now totals some €300 billion a year. To systematically leverage this potential, we're blazing new trails. For example, we're establishing a number of urban sustainability centers to bundle our expertise in infrastructure for metropolitan areas and develop new products and solutions tailored to the needs of municipal planners and administrators. Our first center, the Crystal, will open its doors in London in the summer of 2012.

Our financial service offerings are another of our strengths. In times of tight public budgets, innovative financing models can help cut costs. For example, urban toll systems can provide cities with an additional source of income. And now that Financial Services, our in-house financing provider, has acquired a banking license, we're very well prepared to meet the growing demand for new financing solutions and partnerships, particularly in the area of large-scale project implementation.

Our €100-billion target is an ambitious goal. Some people say we've set the bar too high. But we say it's an ambitious goal for an ambitious company. For 164 years, we've been rising to the challenges of our time and developing solutions that foster the progress and prosperity of the communities of which we're a part.

Our team spirit: A responsible local partner worldwide

Our success is made possible by the outstanding commitment of some 360,000 Siemens employees worldwide. With their energy and determination, their solutions orientation, their entrepreneurial daring and their pioneering spirit, they've helped make fiscal 2011 a successful year for Siemens. For this contribution, they deserve our sincere thanks and our ongoing support.

Thanks to our employees' expertise, we're increasing the power of Siemens. In fiscal 2011, we hired more than 74,000 new employees, of whom roughly 12,000 are in Germany. We also invested €251 million in employee training. In Germany alone, we committed €177 million to the education of about 10,000 young people. And we again provided 250 training positions for disadvantaged youth.

In this period of economic turbulence, we're strengthening the values on which our corporate culture rests. Our top score for compliance in the 2011 Dow Jones Sustainability Indexes is just one sign that we're on the right track. As our recent actions in Brazil and Kuwait testify, we have no tolerance for compliance violations. Clean business everywhere and at all times – this is and will remain the clear and unambiguous requirement for our employees and managers.

What's more, we're intensively fostering employee collaboration and team spirit. We want to be a model of global cooperation – across all our business units and regions. Here, too, our new organizational setup is helping us. We're one Siemens. We're one team. Everywhere in the world.

In an environment of uncertainty, we're doing everything in our power to be an innovative, excellent and responsible partner – a partner of trust – to our employees, customers and shareholders as well as to governments and society as a whole.

In economically difficult times, one thing is clear: to exploit business opportunities and win market share – despite the unknowns – you have to create real value, act sustainably and provide reliable support for your partners. Growth is possible. And we're excellently positioned to achieve it – thanks to our innovative portfolio, our multi-local anchoring, our strong roots in our home market and, last but not least, the responsible behavior of our employees and the stability of our businesses.

Peter Löscher

Peter Löscher
President and CEO of Siemens AG

A.4 The Siemens share / Investor relations

Change in the value of an investment in Siemens shares in fiscal 2011 (with dividends reinvested; indexed)



in %
September 30, 2010
September 30, 2011
140
130
120
110
100
90
80
70
Siemens
DAX®
MSCI World

During fiscal 2011, the Siemens share price developed largely in line with the German stock market. Market momentum was strong, with share prices reaching their highest level in April 2011. Then, in August 2011, the international stock markets experienced one of their worst declines in more than 20 years – and the Siemens share did not remain unaffected. Following the very large dividend increase from €1.60 to €2.70 in fiscal 2010 and in accordance with the dividend payout ratio we defined as part of our One Siemens target system, we intend for our shareholders to profit from increased income again this year. The Managing Board and the Supervisory Board will thus propose a further increased dividend for fiscal 2011 of €3.00 per share, representing a payout ratio of 41%. Siemens AG, which continues to have a very sound financial basis, again reduced its net debt in fiscal 2011. In an environment in which increasing attention is being paid to the declining ratings of many countries, our Company continues to enjoy good, stable, investment-grade credit ratings, with an improved outlook.

A.4.1 Stock markets – Financial crisis erodes share price gains

Reflecting economic developments, the stock market environment was characterized by continuously increasing prices during the first three months of fiscal 2011 (October 1, 2010 to December 31, 2010). In the months that followed, the positive price development continued, aside from a few minor setbacks. At the beginning of August 2011, the worst stock market crisis since 1987 ensued, with both the DAX 30 and the Siemens share price declining more than 30%. The markets subsequently recovered slowly from the downturn, but prices did not completely return to earlier levels.

Siemens stock performed relatively well in this market environment, closing at €68.12 per share on September 30, 2011. For shareholders who reinvested their dividends, this amounted to a loss of 9.5% (fiscal 2010: a gain of 25.4%) compared to the closing price a year earlier. The Siemens share performed somewhat better than the leading index of the German stock market, the DAX 30 (which depreciated 11.7%), but remained behind the leading international index, MSCI World (which declined 4.4%).

Long-term performance of Siemens shares compared with leading indices
(average annual performance with dividends reinvested)

Five-year period	FY 2007 – FY 2011
Siemens	2.3%
DAX®	(1.7)%
MSCI World	(2.2)%

Ten-year period	FY 2002 – FY 2011
Siemens	7.3%
DAX®	2.5%
MSCI World	3.7%

A long-term comparison illustrates the strength of the Siemens share: the assets of an investor who acquired Siemens stock worth €1,000 at the beginning of fiscal 2007

Dividend

Fiscal year	FY 2011	FY 2010	FY 2009	FY 2008	FY 2007
Dividend per share (in €)	3.00[1]	2.70	1.60	1.60	1.60
Dividend yield (in %)[2]	4.4	3.5	2.4	3.6	1.9
Ex-dividend date	Jan. 25, 2012	Jan. 26, 2011	Jan. 27, 2010	Jan. 28, 2009	Jan. 25, 2008
Net income (in millions of €)	6,321	4,068	2,497	5,886	4,038
Total dividend payout (in millions of €)	2,623[3]	2,349	1,388	1,380	1,462
Payout ratio (in %)[4]	41	58	56	23	36

1 To be proposed to the Annual Shareholders' Meeting
2 Dividend payout/Siemens share price on day of Annual Shareholders' Meeting; for fiscal 2011: dividend payout/Siemens share price at fiscal year-end
3 Based on currently estimated number of shares entitled to dividend payment
4 Excluding non-cash items in fiscal 2009 and fiscal 2010 (NSN and DX impairment charges), the payout ratio equaled 34% in fiscal 2009 and 46% in fiscal 2010

and reinvested the dividends in additional Siemens shares would have increased to €1,119 by the end of fiscal 2011. This annual return of 2.3% is clearly above the corresponding results for the DAX 30 (a loss of 1.7%) and MSCI World (a loss of 2.2%). The strength of the Siemens share becomes even more apparent when the comparison is extended to include the last ten years: the assets of an investor who purchased Siemens stock worth €1,000 at the beginning of fiscal 2002 and reinvested the dividends in additional Siemens shares would have increased to €2,020 by the end of fiscal 2011. This annual return of 7.3% even more clearly outperformed the DAX 30 (2.5%) and MSCI World (3.7%).

A.4.2 Proposed dividend increase

At the Annual Shareholders' Meeting, the Managing Board and the Supervisory Board will propose a dividend payment of €3.00, an increase of €0.30 per share. After the very large dividend increase in fiscal 2010, this proposal reflects our earnings position in fiscal 2011 and is in strict accordance with our payout policy. Representing a payout ratio of 41%, this proposal continues our tradition of paying attractive dividends to our investors.

A.4.3 Shareholder structure

With some 739,000 shareholders, Siemens AG is one of the world's largest publicly owned companies. An analysis of our shareholder structure conducted in August 2011 showed that shareholders in Germany hold the largest percentage of our share capital, about 30% of all outstanding shares. Shareholders in the U.S. hold roughly 18% and shareholders in the U.K., around 11%, while investors in Switzerland and France hold 8% and 7%, respectively.

Some 63% of Siemens' outstanding shares are currently held by institutional investors, about 20% by private shareholders and around 6% by members of the Siemens family.

Type of investor



Institutional investors: 63%[1]
Private investors: 20%
Others: 4%
Siemens family members: 6%[2]
Unidentified investors: 7%

1 This figure includes a shareholding of 5.01% by BlackRock Inc., New York, U.S., as reported to us by the company
2 This figure includes a shareholding of 1.25% for which the von Siemens-Vermögensverwaltung GmbH exercises voting rights under powers of attorney and a 3.03% shareholding by the Werner von Siemens Stiftung in Zug, Switzerland, as reported to us by the Stiftung

Regional distribution of investors



Germany: 30%
U.S.: 18%
Unidentified: 11%
Rest of world: 7%
Rest of Europe: 8%
France: 7%
Switzerland: 8%
U.K.: 11%

A.4.4 Credit ratings

Siemens AG has good, investment-grade credit ratings: "A1/P-1/outlook positive" from Moody's Investors Service and "A+/A-1+/outlook positive" from Standard & Poor's are very positive ratings – particularly when compared to those of competitors in the industry segment. Our solid financial position gives us unrestricted access to the international financial and capital markets.

At the end of fiscal 2011, the net debt of Siemens AG was €4,995 million, with cash and cash equivalents of €12,468 million. For further information on our credit ratings and financial obligations, see ▷ Note 28 to the Consolidated Financial Statements, on pages 215-216 of Part II of this Annual Report.

Credit ratings

	September 30, 2011		September 30, 2010	
	Moody's Investors Service	Standard & Poor's	Moody's Investors Service	Standard & Poor's
Long-term debt	A1	A+	A1	A+
Short-term debt	P-1	A-1+	P-1	A-1

A.4.5 Siemens on the capital market

We take our responsibility to maintain an intensive dialogue with the capital market very seriously. Cultivating close contacts with our shareholders, we keep them informed of all major developments throughout Siemens.

As part of our investor relations work, we provide information on the Company's development in quarterly, semiannual and annual reports. Our CEO and CFO also maintain close contact with investors through roadshows and conferences. In addition, Siemens holds Sector Capital Market Days, at which the management of our Sectors informs investors and analysts about the Sectors' business strategies and market environments. In recognition of the growing importance of the emerging markets, we held the first Capital Market Day Emerging Markets in Shanghai in fiscal 2011.

We also provide extensive information online. Quarterly, semiannual and annual reports, analyst presentations, press releases and our financial calendar for the current year (see ▷ Financial calendar on page 2 of Part II of this Annual Report), which includes all major publication dates as well as the date of the Annual Shareholders' Meeting, are available at www.siemens.com/investors.

Stock market information
(in €, unless otherwise indicated)

	FY 2011[1]	FY 2010[1]
Stock price range (Xetra closing price)		
High	99.38	79.37
Low	64.45	60.20
Year-end	68.12	77.43
Number of shares (year-end, in millions)	914	914
Market capitalization (in millions of €)[2]	59,554	67,351
Earnings per share – continuing operations	7.82	4.72
Earnings per share – continuing and discontinued operations	7.04	4.49
Dividend	3.00[3]	2.70

1 Fiscal year from October 1 to September 30
2 On the basis of outstanding shares
3 To be proposed to the Annual Shareholders' Meeting

A.4.6 Profit-sharing culture / Stock-based compensation programs

Siemens has set itself the goal of more intensively fostering a profit-sharing culture at the Company and encouraging employees to become shareholders. That's why we offer various share-based payment programs to our employees. In fiscal 2011, 4,414,297 Siemens shares were issued to service these programs, namely, the Stock Awards program, the Share Matching Program (including the Base Share Program, the Share Matching Plan and the Monthly Investment Plan) and the Jubilee Program. Non-vested and outstanding grants under the various plans will result in additional share issuances to employees in the future. For further information on share-based payment, see ▷ Note 34 to the Consolidated Financial Statements, on pages 237-241 of Part II of this Annual Report.

Our Company-wide Share Ownership Guidelines specify that the members of the Managing Board and roughly 550 senior executives must hold an interest in Siemens equal in value to between 50% and 300% of their base compensation for the period in which they hold office. For further information on our employee share programs, see ▷ Note 34 to the Consolidated Financial Statements, on pages 237-241 of Part II of this Report.

B. Corporate Governance

Good corporate governance is the basis for our decision-making and control processes and comprises responsible, value-based management and monitoring focused on long-term success, goal-oriented and efficient cooperation between the Managing and Supervisory Boards, respect for the interests of our shareholders and employees, transparency and responsibility in all our entrepreneurial decisions and an appropriate risk management system.

B.1 Corporate Governance report

Siemens AG fully complies with the recommendations of the German Corporate Governance Code (Code) in the version of May 26, 2010, with the following single exception: The currently applicable rules for the compensation of the Supervisory Board of Siemens AG, which were resolved by the Annual Shareholders' Meeting on January 25, 2011, and which are set forth in the Articles of Association, contain – contrary to the provisions of Section 5.4.6 para. 2 sentence 1 of the Code – no performance-related compensation components.

The Managing Board and the Supervisory Board of Siemens AG, respectively, discussed compliance with the Code's recommendations. Based on these deliberations, the Boards approved an interim update of the Declaration of Conformity as of December 7, 2010 and the annual Declaration of Conformity as of October 1, 2011. Both documents are posted on our website. The current Declaration of Conformity can be found on page 31. It will continue to be updated as necessary.

Siemens voluntarily complies with the Code's non-binding suggestions, with the following exceptions:

> Due to the fact that the Supervisory Board compensation has been changed, so that it now consists exclusively of fixed compensation, the suggestion in Section 5.4.6 para. 2 sentence 2 of the Code, which provides that the performance-related compensation of the members of the Supervisory Board should also contain components based on the long-term performance of the enterprise, can no longer be followed.

> In fiscal 2011, the Supervisory Board decided to appoint Roland Busch, Klaus Helmrich and Michael Süß to the Managing Board, each for a term of five years, and therefore to no longer follow the suggestion set out in Section 5.1.2 para. 2 sentence 1 of the Code, according to which the maximum possible appointment period of five years should not be the rule for first-time appointments to a Managing Board.

Our listing on the New York Stock Exchange (NYSE) subjects us to a number of provisions under U.S. securities laws (including the Sarbanes-Oxley Act (SOA)) as well as to the rules and regulations of the U.S. Securities and Exchange Commission (SEC) and the NYSE. To facilitate our compliance with the SOA, we have, among other things, a Disclosure Committee, comprising the heads of our Corporate Units. This committee is responsible for reviewing certain financial and non-financial information and advising our Managing Board in its decision-making about disclosure. We also have procedures in place that require the management of our Sectors, Divisions, Financial Services, Cross-Sector Services, Regional Clusters and certain Corporate Units, supported by certifications of management of entities under their responsibility, to certify various matters, thereby providing a basis for our CEO and CFO to certify our financial statements to the SEC. Consistent with the requirements of the SOA, we have implemented procedures for handling accounting complaints and a Code of Ethics for Financial Matters, which was last updated in 2010.

B.1.1 Management and control structure

B.1.1.1 SUPERVISORY BOARD

As a German stock corporation, Siemens AG is subject to German corporate law. It has a two-tier board structure, consisting of a Managing Board and a Supervisory Board. As required by the German Codetermination Act (Mitbestimmungsgesetz, MitbestG), the Company's shareholders and its employees each select one-half of the Supervisory Board's members. The term of office of the current members of the Supervisory Board expires at the close of the Annual Shareholders' Meeting in 2013.

In fiscal 2010, the Supervisory Board approved the following goals regarding its composition pursuant to Section 5.4.1 of the Code:

> The composition of the Supervisory Board of Siemens AG shall be such that qualified control and advising for the Managing Board is ensured. The candidates proposed for election to the Supervisory Board shall have the expertise, skills and professional experience necessary to carry out the functions of a Supervisory Board member in a multinational company and to safeguard the reputation of Siemens in public. In particular, care shall be taken in regard to the personality, integrity, commitment, professionalism and independence of the individuals proposed for election. The goal is to ensure that, in the Supervisory Board as a whole, all know-how and experience is available that is considered essential in view of Siemens' activities.

> Taking the Company's international orientation into account, care shall also be taken to ensure that the Supervisory Board has an adequate number of members with extensive international experience. The goal for the next Supervisory Board election in 2013 is to make sure that the present considerable share of Supervisory Board members with international background is maintained.

- In its election proposals, the Supervisory Board shall also pay particular attention to the appropriate participation of women. Qualified women shall already be included in the initial process of selecting potential candidates for new elections or for the filling of Supervisory Board positions that have become vacant and shall be considered, as appropriate, in nominations. There are currently four women on our Supervisory Board. Our goal is, at the minimum, to maintain or, if possible, to increase this number at the next Supervisory Board election in 2013. It is also intended that a woman join the Nominating Committee following this Supervisory Board election.
- A sufficient number of independent members shall belong to the Supervisory Board. Material and not only temporary conflicts of interest, such as organizational functions or advisory capacities with major competitors of the Company, shall be avoided. In addition, the Supervisory Board members shall have sufficient time to be able to devote the necessary regularity and diligence to their mandate.
- The age limitation established in the Bylaws for the Supervisory Board will be taken into consideration. In addition, no more than two former members of the Managing Board of Siemens AG shall belong to the Supervisory Board.

In fiscal 2011, the composition of the Supervisory Board did not change.

According to the Bylaws for the Supervisory Board, the shareholder representatives on the Supervisory Board must be independent. Some Supervisory Board members hold, or held in the past year, high-ranking positions at other companies with which Siemens does business; nevertheless, transactions between Siemens and such companies are carried out on an arm's length basis. We believe that these dealings do not compromise the independence of the relevant Supervisory Board members.

The Supervisory Board oversees and advises the Managing Board in its management of the Company's business. At regular intervals, it discusses business development, planning, strategy and implementation. It reviews the Annual Financial Statements of Siemens AG, the Consolidated Financial Statements of Siemens worldwide, management's discussion and analysis of these financial statements and the proposal for the appropriation of net income. It also discusses Siemens' quarterly and half-yearly reports and approves the Annual Financial Statements of Siemens AG as well as the Consolidated Financial Statements of Siemens worldwide, taking into account both the audit reports issued by the independent auditors thereon and the results of the review conducted by the Audit Committee. In addition, the Supervisory Board concerns itself with the Company's adherence to statutory provisions, official regulations and internal Company policies (compliance). Furthermore, the Supervisory Board appoints the members of the Managing Board and determines each member's duties. Important Managing Board decisions – such as major acquisitions, divestments and financial measures – require Supervisory Board approval, unless the Bylaws for the Supervisory Board specify that such authority is delegated to the Finance and Investment Committee of the Supervisory Board. In the Bylaws for the Managing Board, the Supervisory Board has established rules that govern the work of the Managing Board, in particular the allocation of duties among individual Managing Board members, matters reserved for the Managing Board as a whole, and the required majority for Managing Board decisions.

The Supervisory Board currently has six committees whose duties, responsibilities and procedures fulfill the requirements of the German Stock Corporation Act and the Code, reflect applicable SOA requirements and incorporate applicable NYSE rules, as well as certain NYSE rules with which Siemens AG complies voluntarily. Each committee's chairperson provides the Supervisory Board with regular reports regarding the activities of the relevant committee.

The **Chairman's Committee** comprises the Chairman and Deputy Chairmen of the Supervisory Board as well as one further employee representative to be elected by the Supervisory Board and performs the collective tasks of a "nominating, compensation and corporate governance committee" to the extent that such tasks are not performed by the Nominating Committee or German law requires such tasks to be performed by the Supervisory Board in full session. In particular, the Chairman's Committee makes proposals regarding the appointment and dismissal of Managing Board members, handles contracts with members of the Managing Board, prepares the determination of the Managing Board compensation and the review of the Managing Board compensation system at the Supervisory Board's plenary board meetings. In preparing recommendations on the appointment of Managing Board members, the Chairman's Committee takes into account a candidate's professional qualifications, international experience and leadership qualities, the long-range plans for succession as well as diversity, and the composition of the Managing Board regarding an appropriate consideration of wom-

en. The Chairman's Committee is responsible for reviewing the Company's corporate governance guidelines, submits recommendations for their improvement and prepares the resolution regarding the Declaration of Conformity with the Code by the Supervisory Board. Furthermore, the Chairman's Committee submits recommendations regarding the composition of Supervisory Board committees to the Supervisory Board and decides whether to approve business transactions with Managing Board members and parties related to them.

The **Audit Committee** comprises the Chairman of the Supervisory Board, two of the Supervisory Board's shareholder representatives and three of the Supervisory Board's employee representatives. Under German law, the Audit Committee must include at least one independent member of the Supervisory Board who has knowledge and experience in the application of accounting principles or the auditing of financial statements. The Chairman of the Audit Committee, Hans Michael Gaul, satisfies these German statutory requirements. The Supervisory Board has designated Mr. Gaul – in addition to Gerhard Cromme – as an "audit committee financial expert," as defined by the SOA and the regulations of the SEC. The Audit Committee oversees the accounting process. It prepares the Supervisory Board's recommendation to the Annual Shareholders' Meeting concerning the election of the independent auditors and submits the corresponding proposal to the full Supervisory Board. Furthermore, in addition to the work performed by the independent auditors, the Audit Committee discusses the Company's financial statements prepared quarterly, half-yearly and annually by the Managing Board. On the basis of the independent auditors' report on the annual financial statements, the Audit Committee makes, after its own review, recommendations to the Supervisory Board about whether or not to approve the Annual Financial Statements of Siemens AG and the Consolidated Financial Statements of Siemens worldwide. It concerns itself with the Company's risk monitoring system and oversees the effectiveness of the internal control system, in particular as it relates to financial reporting, the risk management system and the internal audit system. The Internal Audit Department reports regularly to the Audit Committee. The Audit Committee awards the audit contract to the independent auditors elected by the Annual Shareholders' Meeting and monitors the independent audit of financial statements, including in particular the independence and professional expertise of the independent auditors as well as the independent auditors' services, and performs the other functions assigned to it under the SOA.

The **Compliance Committee** comprises the Chairman of the Supervisory Board, two of the Supervisory Board's shareholder representatives and three of the Supervisory Board's employee representatives. The Compliance Committee concerns itself with the Company's adherence to statutory provisions, official regulations and internal Company policies.

The **Nominating Committee**, which comprises the Chairman of the Supervisory Board and two of the Supervisory Board's shareholder representatives, is responsible for making recommendations to the Supervisory Board's shareholder representatives on the shareholder candidates for election to the Supervisory Board by the Annual Shareholders' Meeting. In preparing these recommendations, it shall take into consideration that the candidates must possess the knowledge, abilities and experience needed to perform their duties and that they must be independent, and it shall also pay attention to diversity and in particular to an appropriate participation of women.

The **Mediation Committee**, comprising the Chairman of the Supervisory Board, the First Deputy Chairman (who is elected in accordance with the German Codetermination Act), one of the Supervisory Board's shareholder representatives and one of the Supervisory Board's employee representatives, submits proposals to the Supervisory Board in the event that the Supervisory Board cannot reach the two-thirds majority required for the appointment or dismissal of Managing Board members.

The **Finance and Investment Committee** comprises the Chairman of the Supervisory Board, three of the Supervisory Board's shareholder representatives and four of the Supervisory Board's employee representatives. It shall – based on the Company's overall strategy, which is the focus of an annual strategy meeting of the Supervisory Board – prepare discussions and resolutions of the Supervisory Board on questions relating to the financial situation and structure of the Company as well as on fixed asset and financial investments. In addition, the Supervisory Board has delegated the authority to decide on the approval of transactions and measures, which would require the approval of the Supervisory Board, but the value of which is below €600 million, to the Finance and Investment Committee. The Finance and Investment Committee also exercises the rights of the Supervisory Board pursuant to Section 32 of the German Codetermination Act to make decisions regarding the exercise of ownership rights resulting from interests in other companies. Section 32 (1) sentence 2 of

the German Codetermination Act sets forth that decisions made by the Finance and Investment Committee pursuant to Section 32 of the German Codetermination Act only require the votes of the shareholder representatives.

The composition of the Supervisory Board and its committees is presented on pages 266-269. Information on the work of this body is provided by the Report of the Supervisory Board on pages 6-11. Details of the compensation paid to the members of the Supervisory Board are given comprehensively in the Compensation report on pages 47-49.

B.1.1.2 MANAGING BOARD

The Managing Board, as the Company's top management body, is committed to serving the interests of the Company and achieving sustainable growth in Company value. The members of the Managing Board are jointly responsible for the entire management of the Company and decide on the basic issues of business policy and corporate strategy as well as on the annual and multi-year planning.

The Managing Board prepares the Company's quarterly and half-yearly reports, the Annual Financial Statements of Siemens AG and the Consolidated Financial Statements of Siemens worldwide. In addition, the Managing Board is responsible for monitoring the Company's adherence to statutory provisions, official regulations and internal Company policies (compliance) and works to achieve compliance with these provisions and policies within the Siemens group. Further comprehensive information on the compliance program and related activities in fiscal 2011 is available on pages 33-35 (Compliance report) and 73-75. The Managing Board cooperates closely with the Supervisory Board, informing it regularly, promptly and fully on all issues related to Company strategy and strategy implementation, planning, business development, financial position, earnings, compliance and risks. When filling managerial positions in the Company, the Managing Board takes diversity into consideration and, in particular, aims for an appropriate consideration of women.

The Bylaws for the Managing Board provide for the establishment of committees to deal with specific tasks. Currently, there is one Managing Board committee, the Equity and Employee Stock Committee. It is comprised of three members of the Managing Board and oversees the utilization of authorized capital in connection with the issuance of employee stock and the implementation of certain capital measures. Furthermore, the committee determines the scope and conditions of the share-based compensation components and / or programs for employees and managers (with the exception of the Managing Board).

The composition of the Managing Board and its committee is presented on pages 270-272 of this Annual Report. Detailed information on the compensation paid to the members of the Managing Board is given in the Compensation Report on pages 36-47.

B.1.1.3 SHARE OWNERSHIP

As of October 13, 2011 the current Managing Board members held a total of 248,137 (2010: 252,109) Siemens shares as well as stock options on Siemens shares, representing 0.03 (2010: 0.03)% of the capital stock of Siemens AG.

As of the same day, the current members of the Supervisory Board held a total of 5,961 (2010: 4,713) Siemens shares as well as stock options on Siemens shares, representing less than 0.01 (2010: less than 0.01)% of the capital stock of Siemens AG. These figures do not include 11,715,342 (2010: 11,459,406) shares, or 1.28 (2010: 1.25)% of the capital stock, over which the von Siemens-Vermögensverwaltung GmbH (vSV), a German limited liability company, has voting control under powers of attorney based on an agreement between – among others – members of the Siemens family, including Gerd von Brandenstein, and vSV. These shares are voted together by vSV based on proposals by a committee representing members of the Siemens family. Gerd von Brandenstein is the current chairman of the executive committee and has a deciding vote in case of a deadlock.

B.1.2 Purchase or sale of the Company's shares

Pursuant to §15a of the German Securities Trading Act (WpHG), members of the Managing Board and the Supervisory Board are legally obliged to disclose the purchase or sale of shares of Siemens AG or financial instruments based thereon if the total value of such transactions entered into by a board member and any closely associated person reaches or exceeds €5,000 during any calendar year. Any transactions reported to Siemens AG in accordance with this requirement were duly published and can be found on the Company's Internet website at www.siemens.com/directors-dealings.

B.1.3 Shareholder relations

Four times a year, Siemens AG reports to shareholders on its business development, financial position and earnings. An ordinary Annual Shareholders' Meeting normally takes place within the first four months of each fiscal year. The Managing Board facilitates shareholder participation in the meeting through electronic communications – in particular the Internet – and enables shareholders who are unable to attend the meeting to vote by proxy. Furthermore, shareholders may exercise their right to vote in writing or by means of electronic communication (voting by mail). The Managing Board may provide for the shareholders to participate in the Shareholders' Meeting without the need to be present at the venue and without a proxy, and to exercise some or all of their rights fully or partially by means of electronic communication. The reports, documents and information required by law, including the Annual Report, may be downloaded from our website. The same applies to the agenda for the Annual Shareholders' Meeting and to possible counterproposals or shareholders' election nominations, if any, that are required to be disclosed.

Among other things, the Annual Shareholders' Meeting decides on the appropriation of net income, ratification of the acts of the Managing and Supervisory Boards, and the appointment of the independent auditors. Amendments to the Articles of Association and measures which change the Company's capital stock are approved exclusively at the Annual Shareholders' Meeting and are implemented by the Managing Board. Shareholders may submit proposals to the proposals of the Managing and Supervisory Boards and may contest decisions of the Annual Shareholders' Meeting. Shareholders owning Siemens stock with an aggregate notional value of €100,000 or more may also demand the appointment of special auditors to examine specific issues.

As part of our investor relations activities, we inform our investors comprehensively about developments within the Company. For communication purposes, Siemens makes extensive use of the Internet: we publish quarterly, half-yearly and annual reports, earnings releases, ad hoc announcements, analyst presentations, and press releases as well as the financial calendar for the current year which contains the publication dates of significant financial communications and the date of the Annual Shareholders' Meeting on our website at: www.siemens.com/investors. Details of our investor relations activities are set forth on page 22 of the Annual Report.

B.1.3.1 CORPORATE GOVERNANCE GUIDELINES

Our Articles of Association, the Bylaws for the Supervisory Board and its most important committees, the Bylaws for the Managing Board, all Declarations of Conformity with the Code and various other corporate governance related documents may be found on our website at

www.siemens.com/corporate-governance

B.1.4 Significant differences between Siemens' corporate governance and NYSE Corporate Governance Standards

Companies listed on the NYSE are subject to the Corporate Governance Standards of Section 303A (NYSE Standards) of the NYSE Listed Company Manual. Under the NYSE Standards, Siemens AG, as a foreign private issuer, is permitted to follow its home-country corporate governance practices in lieu of the NYSE Standards, except that it is required to comply with the NYSE Standards relating to the having of an audit committee (comprised of members who are "independent" under the SOA) and to certain NYSE notification obligations. In addition, the NYSE Standards require that foreign private issuers disclose any significant ways in which their corporate governance practices differ from those required of U.S. domestic companies under the NYSE Standards.

As a company incorporated in Germany, Siemens AG must primarily comply with the German Stock Corporation Act and the German Codetermination Act and follows the recommendations of the German Corporate Governance Code as disclosed on page 31. Furthermore, Siemens complies with applicable rules and regulations of the markets on which its securities are listed, such as the NYSE, and also voluntarily complies with many of the NYSE requirements that by their terms apply only to U.S. domestic issuers.

The significant differences between our governance practices and those of U.S. domestic NYSE issuers are as follows:

B.1.4.1 TWO-TIER BOARD

The German Stock Corporation Act requires Siemens AG to have a two-tier board structure, consisting of a Managing Board and a Supervisory Board. The two-tier system provides a strict separation of management and supervision. Roles and responsibilities of each of the two boards are clearly defined by law. The composition of the Supervisory Board is deter-

mined in accordance with the German Codetermination Act, which requires that one-half of the required 20 Supervisory Board members must be elected by our domestic employees. The Chairman of the Supervisory Board is entitled to cast a deciding vote when the Supervisory Board is unable to reach a decision in two separate rounds of voting.

B.1.4.2 INDEPENDENCE

In contrast to the NYSE Standards, which require the board of directors to affirmatively determine the independence of the individual directors with reference to specific tests of independence, German law does not require the Supervisory Board to make such affirmative findings on an individual basis. German law requires that the Audit Committee must include at least one independent member of the Supervisory Board who has knowledge and experience in the application of accounting principles or the auditing of financial statements. In addition, the Bylaws for Siemens' Supervisory Board contain several provisions to help ensure the independence of the Supervisory Board's advice and supervision. Furthermore, the members of the Supervisory and Managing Boards are strictly independent of one another: a member of one board is legally prohibited from being concurrently active on the other. Supervisory Board members have independent decision-making authority and are legally prohibited from following any direction or instruction. Moreover, Supervisory Board members may not enter into advisory, service or certain other contracts with Siemens, unless approved by the Supervisory Board.

B.1.4.3 COMMITTEES

In contrast to the NYSE Standards, which require the creation of several specified board committees, composed of independent directors and operating pursuant to written charters that set forth their tasks and responsibilities, the Supervisory Board of Siemens AG has combined the functions of a nominating, compensation and corporate governance committee substantially in its Chairman's Committee and has delegated part of the remaining functions to the Nominating Committee. Nevertheless, certain responsibilities, e.g. determination of the compensation of the members of the Managing Board, have not been delegated to a committee because German law requires the Supervisory Board to perform the function in full session. The Audit Committee, the Chairman's Committee and the Compliance Committee have written bylaws – adopted by the Supervisory Board which address their respective tasks and responsibilities. The NYSE Standards were taken into consideration in drawing up these bylaws.

The Audit Committee of Siemens AG is subject to the requirements of the SOA and the Securities Exchange Act of 1934, as applicable to a foreign private issuer, and performs – in cooperation with the Compliance Committee – functions similar to those of an audit committee subject to the full NYSE Standards. Nevertheless, German law precludes certain responsibilities from being delegated to a committee, such as the selection of the independent auditors, who are required by German law to be elected at the shareholders' meeting.

In addition, the Supervisory Board of Siemens AG has a Finance and Investment Committee and a Mediation Committee, the latter of which is required by German law. Neither of these two committees is required under the NYSE Standards.

B.1.4.4 SHAREHOLDER APPROVAL OF EQUITY COMPENSATION PLANS; STOCK REPURCHASES

The NYSE Standards generally require U.S. domestic companies listed on the NYSE to obtain shareholder approval of all equity compensation plans (including stock option plans) and any material revisions to such plans. Under German law, the creation of authorized or contingent capital to issue shares and / or stock options requires the approval by our shareholders. This includes shareholder approval of the key points of a stock option plan as part of a decision regarding the creation of contingent capital or the authorization to repurchase and use Siemens shares for servicing the stock option plan.

Under German law, share buybacks generally require the prior authorization by shareholders. Such approval was last given at our January 25, 2011 Annual Shareholders' Meeting, and this matter will generally be voted upon the expiration of each authorization.

B.2 Corporate Governance statement pursuant to Section 289a of the German Commercial Code (HGB)

The Corporate Governance statement pursuant to Section 289a of the German Commercial Code (HGB) is an integral part of the Combined management's discussion and analysis (MD&A). In accordance with Section 317 (2) sentence 3 of the German Commercial Code, the disclosures made within the scope of Section 289a of the German Commercial Code are not subject to the audit by the auditors.

Declaration of Conformity with the German Corporate Governance Code

The Managing Board and the Supervisory Board of Siemens AG approved the following Declaration of Conformity pursuant to Section 161 of the German Stock Corporation Act as of October 1, 2011:

"Declaration of Conformity by the Managing Board and the Supervisory Board of Siemens Aktiengesellschaft with the German Corporate Governance Code

Siemens AG fully complies and will continue to comply with the recommendations of the German Corporate Governance Code ("Code") in the version of May 26, 2010, published by the Federal Ministry of Justice in the official Section of the electronic Federal Gazette ("elektronischer Bundesanzeiger") with the following single exception:

The currently applicable rules for the compensation of the Supervisory Board of Siemens AG, which were resolved by the Annual Shareholders' Meeting on January 25, 2011 and which are set forth in the Articles of Association, contain – contrary to the provisions of Section 5.4.6 para. 2 sentence 1 of the Code – no performance-related compensation components. In our view, a purely fixed compensation reinforces the independence of the Supervisory Board. As a rule, the volume of work and the liability risk of Supervisory Board members are not in direct proportion to the company's business success or earnings situation. On the contrary, it is precisely in difficult times – when a variable compensation may actually decrease – that the monitoring and consulting functions of the Supervisory Board members are particularly in demand. For this reason, the elimination of a performance-related compensation for members of the Supervisory Board is supported by a number of parties to the current corporate governance discussion and is more in line with international best practice in this area.

Since making its last Declaration of Conformity dated December 7, 2010, Siemens AG has complied with the recommendations of the Code in the version of May 26, 2010 with the above-mentioned exception to Section 5.4.6 para. 2 sentence 1 of the Code.

Berlin and Munich, October 1, 2011

Siemens Aktiengesellschaft

The Managing Board The Supervisory Board"

Information on Corporate Governance Practices

SUGGESTIONS OF THE CODE

Siemens voluntarily complies with the Code's non-binding suggestions with the following exceptions:

> Due to the fact that the Supervisory Board compensation has been changed, so that it now consists exclusively of fixed compensation, the suggestion in Section 5.4.6 para. 2 sentence 2 of the Code, which provides that the performance-related compensation of the members of the Supervisory Board should also contain components based on the long-term performance of the enterprise, can no longer be followed.
> In fiscal 2011, the Supervisory Board decided to appoint Roland Busch, Klaus Helmrich and Michael Süß to the Managing Board, each for a term of five years, and therefore to no longer follow the suggestion set out in Section 5.1.2 para. 2 sentence 1 of the Code, according to which the maximum possible appointment period of five years should not be the rule for first-time appointments to a Managing Board.

The Code can be downloaded from the Internet at: www.siemens.com/289a.

Further Corporate Governance Practices applied beyond legal requirements are contained in our so-called Business Conduct Guidelines.

OUR COMPANY'S VALUES AND BUSINESS CONDUCT GUIDELINES

In the more than 160 years of its existence, our Company has built an excellent reputation around the world. Technical performance, innovation, quality reliability, and international engagement have made Siemens one of the leading companies in electronics and electrical engineering. It is top performance with the highest ethics that has made Siemens strong. This is what the Company should continue to stand for in the future.

The Business Conduct Guidelines provide the ethical and legal framework within which we want to maintain successful activities. They contain the basic principles and rules for our conduct within our Company and in relation to our external partners and the general public. They set out how we meet our ethical and legal responsibility as a company and give expression to our corporate values of being "Responsible – Excellent – Innovative."

The Business Conduct Guidelines can be downloaded from the Internet at: www.siemens.com/289a.

Operation of the Managing Board, the Supervisory Board, and composition and operation of their committees

The composition of the committees of the Managing and Supervisory Boards is given under ▷ D.7 on pages 272 and 268-269, respectively of the Annual Report, as is a description of the composition of the Managing Board and the Supervisory Board. The compositions can be accessed via the Internet at the following link: www.siemens.com/289a.

A general description of the functions and operation of the Managing Board and the Supervisory Board can be found under the heading "Management and control structure" in the Corporate Governance report under ▷ B.1.1 on pages 25-28 and on the Internet under: www.siemens.com/289a. Further details regarding the operation of the Managing and Supervisory Boards can be derived from the description of the committees as well as from the bylaws for the corporate bodies concerned. These documents can be found at: www.siemens.com/289a.

B.3 Compliance report

At Siemens, compliance means that wherever we do business, we adhere to the law and our own internal regulations – above all, our Business Conduct Guidelines. This understanding is a key element of integrity and an inseparable part of our business activities. We do everything we can to prevent corruption and violations of the principles of fair competition and to detect and punish misconduct. Our Compliance System instills a permanent awareness of this responsibility in all our managers and employees.

In his foreword to the Siemens Business Conduct Guidelines, President and CEO Peter Löscher defines the role of the Guidelines this way: "They set out how we meet our ethical and legal responsibility as a company and give expression to our corporate values of being responsible – excellent – innovative."

Siemens is fully committed to compliance with the law and all anti-corruption statutes. The Business Conduct Guidelines – the centerpiece of our Compliance System – are absolutely clear on this point: no corruption of any kind will be tolerated at Siemens. We actively support the ratification and enactment of the United Nations Convention against Corruption, which, together with the UN Global Compact's principles, provides important guidance for our entire organization.

Adherence to the law and to internal Siemens regulations – this is the foundation of all our business activities. Viewed in this light, compliance as we understand it is not a program but the way we do business and uphold integrity.

Headed by the Chief Compliance Officer and the Chief Counsel Compliance, our Compliance Organization promotes compliance Siemens-wide – in particular, our efforts to prevent, detect and respond rigorously to corruption and anti-trust violations. The organization also supports Siemens units in dealing with violations in other areas. Its responsibilities include conducting internal investigations, imposing disciplinary sanctions and eliminating identified shortcomings.

B.3.1 The Siemens Compliance System

Since launching our Compliance Program worldwide, we've continued to further develop and enhance it. We've also made compliance a permanent part of our business processes. Our Compliance Program has evolved into an overarching compliance management system.

The Siemens Compliance System


Management responsibility
Prevent
Compliance risk management
Policies and procedures
Training and communication
Advice and support
Integration in personnel processes
Collective action
Detect
Whistleblowing channels "Tell us" and ombudsman
Compliance controls
Monitoring and compliance reviews
Compliance audits
Compliance investigations
Respond
Consequences for misconduct
Remediation
Global case tracking

As shown on the previous page, the Siemens Compliance System is organized into three pillars: Prevent, Detect and Respond. The central element is the full responsibility of all Siemens managers for compliance. In addition to specifying a role-model function for senior management, the system goes further: all our managers must exemplify compliance and ensure that business decisions and actions in their areas of responsibility are always in complete accordance with the relevant legal requirements and our own values and guidelines.

The new Advice and Support element relates to the compliance organization's role and function of helping all Siemens business units implement compliance, thus contributing to our long-term business success. This element encompasses tools such as the "Ask us" help desk, which answers employees' compliance-related questions. However, it is primarily intended to foster close, confidential cooperation between the Compliance Officer and Siemens units.

Finally, we've included collective action – cooperation on the part of companies and other organizations in the battle against corruption – in our Compliance System. We want to make it clear that compliance at Siemens goes beyond internal measures and processes and our relationships with business partners and suppliers. Together with other external stakeholders, we've been promoting ethical business practices and fighting corruption in all our markets for several years.

Detailed information on the Siemens Compliance System is available on our website at www.siemens.com/compliance

For further information on collective action, please go to www.siemens.com/collective-action

B.3.2 Clear standards for internal investigations

As part of our Compliance System, we've created a special investigative process and provided the necessary resources for looking into possible compliance violations. Reports of possible misconduct submitted to us via secure reporting channels – for example, the "Tell us" help desk and the ombudsman – or by investigating authorities are examined under the centralized authority and responsibility of the Chief Counsel Compliance. These investigations are led by the Compliance Investigations Department or the Internal Audit Department, with legal support provided by lawyers from the Compliance Legal Department. The investigation process proceeds on the assumption of innocence and is conducted in accordance with the codetermination rights of the Works Council and data protection regulations.

During fiscal 2011, we also issued guidelines – applicable to all Siemens units – prohibiting, among other things, investigations "at any cost" and stipulating clear rules to ensure the fair and respectful treatment of employees in connection with investigations.

We respond to compliance violations with clear consequences, employing all sanctions allowed under labor law to punish compliance violations internally. Further information, including figures relating to disciplinary measures, is available in the combined management's discussion and analysis ▷ C.1.5.4 Compliance on pages 73-75.

B.3.3 Collective action at work

Going it alone can have only a limited impact in the fight against corruption. If substantial progress is to be made, all market participants – or at least as many as possible – and other stakeholders must act in concert. That's why we've joined forces with other organizations to combat corruption through collective action.

Expert analyses and assessments suggest that intermediaries who act on behalf of companies, such as agents, pose one of the greatest corruption risks. In response to these findings, legislatures and enforcement agencies are tightening the requirements they place on companies. As a result, companies must review their anti-corruption processes and, in particular, exercise greater transparency in dealing with business partners. In concrete terms, this means they must find effective, efficient solutions for implementing these requirements, and they must enforce adherence to them.

In July 2008, we developed guidelines and a strict monitoring process for dealing with all our business partners. In accordance with this process, a standardized risk analysis and due diligence process must be conducted before concluding or renewing contracts with business partners. For this purpose, we've developed a web-based tool that is used throughout Siemens. Both our due diligence process and this tool are

generally considered international benchmarks. Due to its scalability and user-friendliness, the system has attracted widespread recognition and is now available for use by other companies on a license-fee basis.

B.3.4 The Siemens Integrity Initiative

On July 2, 2009, the World Bank Group announced a comprehensive settlement with Siemens. As part of the settlement, we agreed to cooperate in changing industry practices, clean up procurement practices and engage in collective action with the World Bank Group in order to fight fraud and corruption. Under the agreement, we provided US$100 million for the Siemens Integrity Initiative. The initiative supports organizations and projects that promote ethical markets and fair competition by combating fraud and corruption through collective action and through training and continuing education measures. We'll dispense funds in several – probably three – selection rounds extending over 15 years.

The first funding round began on December 9, 2009, International Anti-Corruption Day. About 300 organizations and projects from 66 countries submitted applications involving collective action projects and education and training projects. We invited a selection of applicants to present full project proposals, including details of concrete activities, budgets and schedules. Following careful evaluation of these proposals, we selected 31 projects and concluded funding agreements with the associated "integrity partners" during fiscal 2011. In-depth descriptions of all projects funded, including the amount of funding awarded, and detailed information on the selection criteria as well as reports on the current status of the initiative are available on our website at *www.siemens.com/integrity-initiative*

B.3.5 Focus topics for the ongoing development of the Siemens Compliance System

Our Compliance System will always be a work in progress. In what is ultimately a comprehensive, long-term management process, we're ceaselessly honing the system, identifying and seizing opportunities to implement improvements and respond to the continually changing requirements of our businesses worldwide. Compliance will remain an ongoing, critical responsibility at Siemens.

At the beginning of fiscal 2011, our compliance management team – working within the framework of our One Siemens strategic target system – defined four medium-term priorities for the continuing development of our anti-corruption and anti-trust activities, and implemented or launched various related projects (see ▷ *C.1.5.4 Compliance* on pages 73-75). One central element spanning all our compliance priorities will be management responsibility – at the middle management level, in particular. This responsibility will be further intensified by measures such as communications and training activities.

As described above, compliance at Siemens means much more than uncovering past misconduct and establishing processes to prevent such behavior in the future. Compliance means acting in accordance with clear principles of integrity. And this understanding of compliance has become an integral part of our corporate culture.

B.4 Compensation report

This section outlines the principles underlying the determination of the total compensation of the members of the Managing Board of Siemens AG, and sets out the structure and level of the remuneration of the Managing Board members. It also describes the policies governing, and levels of, compensation paid to Supervisory Board members.

This section is based on the recommendations of the German Corporate Governance Code and includes disclosures in accordance with the requirements of the German Commercial Code (HGB) and International Financial Reporting Standards (IFRS). The Compensation Report is an integral part of the Notes to Consolidated Financial Statements.

B.4.1 Remuneration of members of the Managing Board

B.4.1.1 REMUNERATION SYSTEM

The remuneration system for the Managing Board at Siemens is intended to provide an incentive for successful corporate management with an emphasis on sustainability. Members of the Managing Board are expected to make a long-term commitment to and on behalf of the Company, and may benefit from any sustained increase in the Company's value. A further aim is for their remuneration to be commensurate with the compensation paid by companies of comparable size and economic position. Exceptional achievements are to be rewarded adequately, while falling short of goals is intended to result in an appreciable reduction in remuneration. Finally, the Managing Board's compensation is also structured so as to be attractive in comparison to that of competitors, with a view to attracting outstanding managers to our Company and keeping them with us for the long term.

The system and levels for the remuneration of the Managing Board are determined and regularly reviewed by the full Supervisory Board, based on proposals from the Chairman's Committee. Additionally, in the fall of 2010 the Managing Board and Supervisory Board decided to submit the remuneration system for the Managing Board, revised as of fiscal 2011, to the Shareholders' Meeting for a vote. The remuneration system was approved by a large majority at the Annual Shareholders' Meeting on January 25, 2011. The remuneration system in effect until the end of fiscal 2010 was explained in detail in the Annual Report for fiscal 2010.

In order to focus compensation for the members of the Managing Board on the goal of sustainable value enhancement, the bulk of remuneration is paid only after a certain delay: for a 100% target attainment, more than half of total remuneration is provided in the form of stock-based compensation with a four-year restriction period, and over 50% of the variable component of compensation is determined on the basis of multi-year target parameters. Managing Board members' compensation is furthermore strongly aligned with shareholders' interest in a long-term remunerative investment, since one-half of long-term stock-based compensation relates to the multi-year performance of Siemens stock relative to the stock of (at present) five important competitors. In determining how successfully targets have been met for the variable components of compensation, adjustments are narrowly limited to exceptional, unforeseen matters.

Remuneration system for Managing Board members


Compensation
Timing
Stock-based compensation
Cash compensation component
Long-term compensation component (target parameter: price compared to 5 competitors)
Long-term compensation component (target parameter: average earnings per share)
Bonus based on annual goals (target parameters: free cash flow, ROCE adjusted, revenue growth)
Base compensation
Reference period: 4 years before value date
Reference period: 3 years, including year of compensation
Subsequent restriction period: 4 years
Reference period: 1 year (remuneration year); subsequent waiting period: 4 years
2009
2011
2015
Base compensation (fixed component)
Variable compensation component (bonus, variable from 0 to 200%)
Long-term stock-based compensation component (variable from 0 to 200%)

In fiscal 2011, the remuneration system for the Managing Board had the following components:

Base compensation

Base compensation is paid as a monthly salary. The base compensation of President and CEO Peter Löscher was set at the time of his appointment on July 1, 2007, and has remained essentially unchanged since then. The base compensation of the other members of the Managing Board was most recently revised on October 1, 2010, from €780,000 to €900,000 per year.

Variable compensation component (bonus)

The variable compensation component (bonus) is based on the Company's business performance in the past fiscal year. For a 100% target attainment (target amount) the amount of the bonus equals the amount of base compensation. The targets are derived from One Siemens, our target system for sustainably enhancing corporate value. On the basis of this system, the Supervisory Board at the beginning of each fiscal year defines unique targets for several parameters: return on capital employed (ROCE adjusted); free cash flow; and organic revenue growth at the group level (continuing operations). These target parameters – in addition to other factors – also apply to senior executives, with a view to establishing a uniform and consistent target system throughout the Company. In its annual decision on targets and on the relative weighting of the target parameters, the Supervisory Board in particular takes into consideration market conditions and Siemens' competitiveness.

Obligations under Share Ownership Guidelines



300%[1]
200%[1]
Managing Board members
President and CEO

1 Percentage of base compensation

The bonus is subject to a ceiling (cap) of 200% of the target amount. If targets are substantially missed, the variable component may potentially not be paid at all.

The Supervisory Board is entitled to revise the amount resulting from attaining targets, by as much as 20% upward or downward, at its duty-bound discretion (pflichtgemäßes Ermessen); accordingly, the adjusted bonus payment can be as much as 240% of the target amount. In choosing the factors to be considered in deciding on possible revisions of the bonus payouts (±20%), the Supervisory Board takes account of incentives for sustainable corporate management. In addition, the revision option may be exercised in special recognition of Managing Board members' individual achievements, if applicable.

The bonus is paid half in cash, and half in the form of non-forfeitable awards of Siemens stock (Bonus Awards). After a four-year waiting period, the beneficiary will receive one share of Siemens stock for each Bonus Award. Instead of the transfer of Siemens stock, an equivalent cash settlement may be effected.

Long-term stock-based compensation

Since 2006, long-term stock-based compensation has consisted of a grant of forfeitable stock commitments (Stock Awards). The beneficiary of a Stock Award will receive one free share of Siemens stock after a restriction period. Beginning with fiscal 2011, the restriction period for Stock Awards will end at the close of the second day after publication of the results of operation in the fourth calendar year after the date of the award.

In the event of target attainment of 100% the annual target amount for the fair value of the Stock Awards commitment will be €2.5 million for the President and CEO, and €1 million for the other members of the Managing Board. Beginning with fiscal 2011, the Supervisory Board has the option of increasing, on an individual basis, the target amount for a member of the Managing Board that has been reappointed by as much as 75% above the amount of €1 million, for one fiscal year at a time; this option is not applicable to the CEO. The option enables the Supervisory Board to take special account of the Managing Board member's individual accomplishments and experience.

The foundation for the performance-based component of long-term stock-based compensation is the One Siemens target system, which applies throughout the Company. It focuses on sustainably increasing Siemens' corporate value. The allocation rules for long-term stock-based compensation take this focus into account as follows:

> On the one hand, the annual grant of Stock Awards depends on the sustainability of business performance. For this purpose, half of the annual target amount of the Stock Awards is linked to the average of the published earnings per share (EPS) for the past three fiscal years (continuing and discontinued operations undiluted). At the end of each fiscal year, the Supervisory Board decides on a figure that represents the relevant fiscal year's target attainment, which may lie between 0% and 200% (cap). This target attainment will then determine the actual fair value of the award, and the resulting number of Stock Awards.
> On the other hand, the performance of Siemens' stock relative to its competitors is to have a direct effect on compensation. For this purpose, with respect to the other half of the annual target amount for the Stock Awards, the Supervisory Board will first grant a number of Stock Awards equivalent to the fair value of half the target amount on the date of the award. The Supervisory Board will also decide on a target system (target value for 100% and target curve) for the performance of Siemens stock relative to the stock of (at present) five competitors (ABB, General Electric, Philips, Rockwell, Schneider). The reference period for measuring the target will be the same as the four-year restriction period for the Stock Awards. After this restriction period expires, the Supervisory Board will determine how much better or worse Siemens stock has performed relative to the stock of its competitors. This determination will yield a target attainment of between 0% and 200% (cap). If target attainment is above 100%, an additional cash payment corresponding to the outperformance is effected. If target attainment is less than 100%, a number of Stock Awards equivalent to the shortfall from the target will expire without replacement.

With regard to the further terms of the Stock Awards, the same general principles apply for the Managing Board and senior executives; these principles are discussed in more detail in ▷ Note 34 of the Notes to Consolidated Financial Statements. That note also includes further information about the stock-based employee investment plans.

Share Ownership Guidelines

Since 2008, the remuneration system at Siemens has been significantly shaped by the Siemens Share Ownership Guidelines, which apply to the Managing Board and senior management throughout the Company. These guidelines require the members of the Managing Board to hold Siemens stock worth a multiple of their base compensation (300% for the President and CEO, 200% for the other members of the Managing Board) for the duration of their term of office on the Managing Board. The determining figure in this context is the average base compensation that the relevant member of the Managing Board has drawn over the past four years. Accordingly, changes that have been made to base compensation in the meantime are included. Moreover, non-forfeitable stock awards (Bonus Awards) will be taken into account in determining compliance with the Share Ownership Guidelines.

Evidence that the required amounts of Siemens shares are held must first be provided after a buildup phase of slightly more than four years – and therefore not until March 2012 at the earliest for certain members of the Managing Board. The evidence must be updated annually thereafter. If the value of the accrued holdings declines below the minimum to be evidenced from time to time because the market price of Siemens stock decreases, the member of the Managing Board must acquire additional shares. At the end of the calendar year, the Company determines the value of Siemens shares to be evidenced, together with the number of Siemens shares to be evidenced, and notifies each member of the Managing Board accordingly. Each Managing Board member then has until the second Friday in March of the following year to make up for any shortfalls. Accordingly, the Managing Board members are required to permanently invest a significant portion of their assets in Siemens shares during their term of office on the Board.

Pension benefit commitments

Since fiscal 2005, members of the Managing Board have been included in the Siemens Defined Contribution Benefit Plan (BSAV), the general conditions of which are uniformly applicable to all employees of Siemens AG in Germany. The former retirement benefit system was integrated into the BSAV in October 2004. Under the BSAV, members of the Managing Board receive contributions that are credited to their personal pension account. The amount of the annual contributions is based on a predetermined percentage which refers to the base compensation and the target amount for the bonus. This percentage was set by the Chairman's Committee of the Su-

pervisory Board at 28% when the system was introduced in October 2004, and has been reconfirmed at that figure each year since. Furthermore, special contributions may be granted to Managing Board members on the basis of individual decisions of the Supervisory Board. If a member of the Managing Board had earned a pension benefit entitlement from the Company before the BSAV was introduced, a portion of his contributions went toward financing this prior commitment.

Commitments in connection with termination of Managing Board membership

Managing Board contracts provide for a compensatory payment if membership on the Managing Board is terminated prematurely by mutual agreement, without serious cause. The amount of this payment must not exceed the value of two years' compensation (cap). The amount of the compensatory payment is calculated on the basis of the base compensation and the variable components of compensation actually received for the last fiscal year before termination. In addition, a one-time exceptional contribution is made to the BSAV. The amount of this contribution is based on the BSAV contribution that the Board member received for the previous year, together with the remaining term of the appointment, but is limited to not more than two years' contributions (cap). The above benefits are not paid if an amicable termination of the member's activity on the Managing Board is agreed upon at the member's request, or if there is serious cause for the Company to terminate the employment relationship.

In the event of a change of control – i.e., if one or more shareholders acting jointly or in concert acquire a majority of the voting rights in Siemens AG and exercise a controlling influence, or if Siemens AG becomes a dependent enterprise as a result of entering into an intercompany agreement within the meaning of §291 of the German Stock Corporation Act, or if Siemens AG is to be merged into an existing corporation or other entity – any member of the Managing Board has the right to terminate his or her contract with the Company if such a change of control results in a substantial change in position (e.g., due to a change in corporate strategy or a change in the Managing Board member's duties and responsibilities). If this right of termination is exercised, the Managing Board member is entitled to a severance payment in the amount of not more than two years' compensation. The calculation of the annual compensation includes not only the base compensation and the target amount for the bonus, but also the target amount for the Stock Awards, in each case based on the most recent completed fiscal year prior to termination of the contract. The stock-based components for which a firm commitment already exists will remain unaffected. There is no entitlement to a severance payment if the Managing Board member receives benefits from third parties in connection with a change of control. Moreover, there is no right to terminate if the change of control occurs within a period of twelve months prior to a Managing Board member's retirement.

Additionally, compensatory or severance payments cover non-monetary benefits by including an amount of 5% of the compensation or severance total. Furthermore, compensatory or severance payments will be reduced by 15% as a lump-sum allowance for discounted values and for income earned elsewhere. However, this reduction will apply only to the portion of compensatory or severance payment that was calculated without taking account of the first six months of the remaining term of the Managing Board member's contract.

If a member leaves the Managing Board, the variable component (bonus) is determined after the end of the fiscal year in which the appointment was terminated pro rata temporis and settled in cash at the usual payout or transfer date, as the case may be. If the employment contract is terminated in the course of an appointment period, the non-forfeitable stock awards (Bonus Awards) for which the waiting period is still in progress remain in effect without restriction. If the employment agreement is terminated because of retirement, disability or death, a Managing Board member's Bonus Awards are settled in cash as of the date of departure from the Board.

By contrast, stock commitments made as long-term variable compensation (Stock Awards) for which the restriction period is still in progress will expire without replacement if the employment agreement is terminated in the course of an appointment period. The same applies if the employment agreement is not extended after the end of an appointment period, either at the Board member's request or because there is serious cause that would have entitled the Company to revoke the appointment or terminate the contract. However, once granted, Stock Awards do not lapse if the employment agreement is terminated because of retirement, disability, or death, or in connection with a spinoff, the transfer of an operation, or a change of activity within the corporate group. In this case, the Stock Awards will remain in effect upon termination of the employment agreement, and will be honored on expiration of the restriction period.

B.4.1.2 REMUNERATION FOR THE MEMBERS OF THE MANAGING BOARD FOR FISCAL 2011

The Supervisory Board engaged an independent outside compensation consultant to review the appropriateness and level of the Managing Board's compensation for fiscal 2011. The independent compensation consultant confirmed that the remuneration of the Managing Board – on the basis of the target attainment for fiscal 2011 – was appropriate. Taking this expert review into account, and after reviewing the achievement of the targets set at the beginning of the fiscal year, the Supervisory Board decided at its meeting on November 9, 2011, to set the variable compensation component, the Stock Awards to be granted, and the pension benefit contributions as follows:

Variable compensation component (bonus)

In setting the targets for the variable compensation (bonus) at the beginning of fiscal 2011, the Supervisory Board took into account that the Company's One Siemens target system focuses on a sustainable appreciation of value:

> When weighting the target parameters, the focus was on sustainable growth, whereby particular importance was attributed to the target parameter organic revenue growth.

> The ROCE target defined by the Supervisory Board is based on the prior-year figure for "ROCE adjusted" and takes into account special effects from impairments in fiscal 2010.

> The target for free cash flow takes into account that the additional investments that the Company must make in fiscal 2011 could burden free cash flow compared to the prior year.

As a consequence, the following targets were set and attained with respect to the variable compensation component:

Target parameter	Weight	100% of target	Actual 2011 figure	Target attainment
Revenue growth (organic)[1]	50%	1%	7%	200.00%
ROCE adjusted[1]	25%	16.1%	24.0%	200.00%
Free cash flow (FCF)[1]	25%	€3,200 million	€5,885 million	189.50%
Total target attainment	**100%**	–	–	**197.38%**

1 Continuing operations

The values set for target attainment were not adjusted.

The Supervisory Board also decided, exercising its duty-bound discretion (pflichtgemäßes Ermessen), not to adjust the bonus payout amounts resulting from target attainment.

Long-term stock-based compensation

Half of the annual target amount of the Stock Awards is linked to the average earnings per share (basic EPS undiluted) for the past three fiscal years. The earnings for fiscal 2011 resulted in an average (basic) EPS of €4.73 for fiscal 2009 to 2011, yielding a target attainment of 114%.

For the other half of the annual target amount for the Stock Awards, the Supervisory Board approved a number of Stock Awards equivalent to the fair value of half the target amount on the award date. The amount by which these stock commitments must be adjusted – or an additional cash payment must be made – after the end of the restriction period will depend on the performance of Siemens stock compared to the stock of five competitors (ABB, General Electric, Philips, Rockwell, Schneider) over the coming four years, and will therefore not be determined until after the end of fiscal 2015.

All stock awards were recorded at the closing price of Siemens stock in Xetra trading on the date of commitment less the present value of dividends expected during the restriction period, because Stock Award holders are not entitled to receive dividends. The resulting figure amounted to €57.70 (prior year: €77.76).

Total compensation

The decisions by the Supervisory Board described above yield total compensation of €39.25 million for the Managing Board for fiscal 2011 (2010: €34.25 million), an increase of 14.6%, which is predominantly due to the increased number of Managing Board members. Of this total amount, €18.94 million (2010: €24.27 million) was attributable to the cash compensation components and €20.31 million (2010: €9.98 million) to stock-based compensation. Thus, more than half of the compensation was paid in the form of stock-based instruments with waiting or restriction periods of four years, and therefore on a deferred basis.

The following compensation was determined for each of the members of the Managing Board for fiscal year 2011 (individualized disclosure):

(Amounts in number of units or €)	Base compensation		Variable compensation (bonus) – cash component[1]		Variable compensation (bonus) – stock-based component (Bonus Awards)[1,2]			
	2011	2010	2011	2010	2011		2010	
					Shares	Monetary Value	Shares	Monetary Value
Managing Board members serving as of September 30, 2011								
Peter Löscher	2,000,000	1,980,000	1,973,800	4,084,622	34,208	1,973,802	–	–
Dr. Roland Busch[5]	450,000	–	444,105	–	7,697	444,117	–	–
Brigitte Ederer[6]	900,000	195,000	888,210	394,308	15,394	888,234	–	–
Klaus Helmrich[5]	450,000	–	444,105	–	7,697	444,117	–	–
Joe Kaeser	900,000	780,000	888,210	1,577,230	15,394	888,234	–	–
Barbara Kux	900,000	780,000	888,210	1,577,230	15,394	888,234	–	–
Prof. Dr. Hermann Requardt	900,000	780,000	888,210	1,577,230	15,394	888,234	–	–
Prof. Dr. Siegfried Russwurm	900,000	780,000	888,210	1,577,230	15,394	888,234	–	–
Peter Y. Solmssen[7]	900,000	780,000	888,210	1,577,230	15,394	888,234	–	–
Dr. Michael Süß[5]	450,000	–	444,105	–	7,697	444,117	–	–
Former members of the Managing Board								
Wolfgang Dehen[8]	450,000	780,000	444,105	1,577,230	7,697	444,117	–	–
Dr. Heinrich Hiesinger[9]	–	780,000	–	1,577,230	–	–	–	–
Total	**9,200,000**	**7,635,000**	**9,079,480**	**15,519,540**	**157,360**	**9,079,674**	–	–

1 Because of the revisions of the compensation system for the Managing Board as of October 1, 2010, 50% of the variable compensation (bonus) for fiscal 2011 was paid for the first time in the form of non-forfeitable Bonus Awards of stock; the bonus for fiscal 2010 was paid entirely in cash. Additionally, in the course of the revisions of the compensation system, other target parameters were set for long-term stock-based compensation (Stock Awards); see page 41 above for details.
2 The expenses recognized for stock-based compensation (Stock Awards and Bonus Awards) and for the Share Matching Plan for members of the Managing Board in accordance with IFRS in fiscal 2011 and 2010 amounted to €15,193,559 and €8,266,027, respectively. The following amounts pertained to the members of the Managing Board in fiscal 2011: Peter Löscher €4,042,438 (2010: €1,930,604), Dr. Roland Busch €285,356 (2010: €0), Wolfgang Dehen €1,328,251 (2010: €734,877), Brigitte Ederer €766,761 (2010: €0), Klaus Helmrich €285,356 (2010: €0), Joe Kaeser €1,770,429 (2010: €1,011,350), Barbara Kux €1,290,005 (2010: €276,178), Prof. Dr. Hermann Requardt €1,741,299 (2010: €975,639), Prof. Dr. Siegfried Russwurm €1,701,676 (2010: €741,426), Peter Y. Solmssen €1,696,632 (2010: €680,793) and Dr. Michael Süß €285,356 (2010: €0). An amount of €0 (2010: €974,015) pertained to Dr. Heinrich Hiesinger, who resigned from the Managing Board with effect at the close of September 30, 2010.
3 Other compensation includes non-cash benefits arising, for example, from the provision of Company cars in the amount of €212,641 (2010: €185,338), subsidized insurance in the amount of €72,964 (2010: €71,904) and reimbursement of legal and/or tax advice fees, accommodation and moving expenses, as well as costs connected with preventive medical examinations, in the amount of €370,656 (2010: €860,642).
4 The monetary value reflects the target attainment of 100%. For the individual members of the Managing Board, the respective fair value of these Stock Awards at the date of commitment is as follows: Peter Löscher €1,336,014, Dr. Roland Busch €267,215, Brigitte Ederer €534,430, Klaus Helmrich €267,215, Joe Kaeser €534,430, Barbara Kux €534,430, Prof. Dr. Hermann Requardt €534,430, Prof. Dr. Siegfried Russwurm €534,430, Peter Y. Solmssen €534,430, Dr. Michael Süß €267,215, Wolfgang Dehen €267,215.
5 Dr. Roland Busch, Klaus Helmrich and Dr. Michael Süß were elected full members of the Managing Board effective April 1, 2011.
6 Brigitte Ederer was elected a full member of the Managing Board effective July 1, 2010.
7 Siemens AG will reimburse Peter Y. Solmssen for relocation expenses incurred by him upon termination of his membership on the Managing Board.
8 Wolfgang Dehen resigned from the Managing Board effective March 31, 2011.
9 Dr. Heinrich Hiesinger resigned from the Managing Board effective September 30, 2010.

							Share-based compensation Stock Awards[1,2]				Other compensation[3]		Total	
						2011		2010			2011	2010	2011	2010
	Stock Awards (Target attainment depends on EPS for past three fiscal years)		Stock Awards (Target attainment depends on future stock price performance)		Total		Stock Awards (Target attainment depends on EPS for past three fiscal years)							
	Shares	Monetary Value	Shares	Monetary Value*	Shares	Monetary Value	Shares	Monetary Value						
	24,697	1,425,017	21,664	1,250,013	46,361	2,675,030	36,652	2,850,060	29,594	67,360	8,652,226	8,982,042		
	4,940	285,038	4,333	250,014	9,273	535,052	–	–	88,726	–	1,962,000	–		
	9,879	570,018	8,666	500,028	18,545	1,070,046	3,666	285,068	54,651	10,372	3,801,141	884,748		
	4,940	285,038	4,333	250,014	9,273	535,052	–	–	35,318	–	1,908,592	–		
	9,879	570,018	8,666	500,028	18,545	1,070,046	14,661	1,140,039	72,411	66,587	3,818,901	3,563,856		
	9,879	570,018	8,666	500,028	18,545	1,070,046	14,661	1,140,039	168,176	462,073	3,914,666	3,959,342		
	9,879	570,018	8,666	500,028	18,545	1,070,046	14,661	1,140,039	62,565	58,947	3,809,055	3,556,216		
	9,879	570,018	8,666	500,028	18,545	1,070,046	14,661	1,140,039	41,303	52,607	3,787,793	3,549,876		
	9,879	570,018	8,666	500,028	18,545	1,070,046	14,661	1,140,039	64,720	314,012	3,811,210	3,811,281		
	4,940	285,038	4,333	250,014	9,273	535,052	–	–	13,751	–	1,887,025	–		
	4,940	285,038	4,333	250,014	9,273	535,052	14,661	1,140,039	25,046	49,984	1,898,320	3,547,253		
	–	–	–	–	–	–	–	–	–	35,942	–	2,393,172		
	103,731	**5,985,277**	**90,992**	**5,250,237**	**194,723**	**11,235,514**	**128,284**	**9,975,362**	**656,261**	**1,117,884**	**39,250,929**	**34,247,786**		

Pension benefit commitments

The amount of the contributions to the BSAV is determined annually by the Supervisory Board. The contributions under the BSAV are added to the personal pension account each January following the close of the fiscal year, with value date on January 1. Until the beneficiary's time of retirement, the pension account is credited with an annual interest payment (guaranteed interest) on January 1 of each year.

For fiscal 2011, the members of the Managing Board were granted contributions under the BSAV totaling €5.2 million (2010: €4.3 million), based on a resolution of the Supervisory Board dated November 9, 2011. Of this amount, €0.1 million (2010: €0.1 million) relates to funding of pension commitments earned prior to transfer to the BSAV and the remaining €5.1 million (2010: €4.2 million) to contributions granted under the BSAV.

The following table shows, among other things, individualized details of the contributions (additions) under the BSAV attributable to the members of the Managing Board for fiscal 2011.

Defined Contribution Benefit Plan (BSAV)[1]

	Balance of BSAV account at September 30,[2]		Total contributions for fiscal		Of which, funding of pension commitments earned prior to transfer to BSAV		Of which, contributions to BSAV account	
(Amounts in €)	2011	2010	2011	2010	2011	2010	2011	2010
Managing Board members serving as of September 30, 2011								
Peter Löscher	12,822,252	11,444,745	1,120,000	1,120,000	–	–	1,120,000	1,120,000
Dr. Roland Busch[3]	361,138	246,908	252,000	–	6,162	–	245,838	–
Brigitte Ederer[4]	109,200	–	504,000	109,200	–	–	504,000	109,200
Klaus Helmrich[3]	542,875	379,120	252,000	–	4,887	–	247,113	–
Joe Kaeser	2,302,379	1,848,093	504,000	436,800	24,097	24,097	479,903	412,703
Barbara Kux	1,193,859	740,400	504,000	436,800	–	–	504,000	436,800
Prof. Dr. Hermann Requardt	2,234,757	1,785,597	504,000	436,800	27,816	27,816	476,184	408,984
Prof. Dr. Siegfried Russwurm	1,514,528	1,066,482	504,000	436,800	12,750	12,750	491,250	424,050
Peter Y. Solmssen	12,336,740	11,638,083	504,000	436,800	–	–	504,000	436,800
Dr. Michael Süß[3]	885,986	631,771	252,000	–	–	–	252,000	–
Former members of the Managing Board								
Wolfgang Dehen[5]	1,618,665	1,188,777	252,000	436,800	16,830	33,660	235,170	403,140
Dr. Heinrich Hiesinger[6]	1,947,176	1,507,773	–	436,800	–	31,322	–	405,478
Total	37,869,555	32,477,749	5,152,000	4,286,800	92,542	129,645	5,059,458	4,157,155

1 The expenses recognized in accordance with IFRS in fiscal 2011 for fiscal 2011 entitlements of members of the Managing Board under the Siemens Defined Contribution Benefit Plan (BSAV) came to €6,748,662 (2010: €6,459,046). The following amounts pertained to the members of the Managing Board in fiscal 2011: Peter Löscher €2,024,285 (2010: €1,920,692), Dr. Roland Busch €59,315 (2010: €0), Brigitte Ederer €485,154 (2010: €0), Klaus Helmrich €85,758 (2010: €0), Joe Kaeser €601,111 (2010: €569,568), Barbara Kux €549,741 (2010: €515,379), Prof. Dr. Hermann Requardt €590,941 (2010: €559,856), Prof. Dr. Siegfried Russwurm €567,035 (2010: €536,762), Peter Y. Solmssen €1,364,049 (2010: €1,294,836), Dr. Michael Süß €147,792 (2010: €0), Wolfgang Dehen €273,481 (2010: €517,823), and Dr. Heinrich Hiesinger €0 (2010: €544,130).
2 In each case, including the additions in January 2011, but without reflecting minimum interest of currently 2.25% accrued in the meantime.
3 Dr. Roland Busch, Klaus Helmrich and Dr. Michael Süß were elected full members of the Managing Board effective April 1, 2011.
4 Brigitte Ederer was elected a full member of the Managing Board effective July 1, 2010.
5 Wolfgang Dehen resigned from the Managing Board effective March 31, 2011.
6 Dr. Heinrich Hiesinger resigned from the Managing Board effective September 30, 2010.

The defined benefit obligation (DBO) of all pension commitments to members of the Managing Board as of September 30, 2011, amounted to €47.0 million (2010: €44.6 million), which amount is included in ▷ Note 24 of the Notes to Consolidated Financial Statements.

Former members of the Managing Board and their surviving dependents received emoluments within the meaning of Section 314 (1), No. 6 b of the HGB totaling €15.0 million (2010: €13.7 million) in fiscal 2011, but no Stock Awards (2010: 14,661 Stock Awards with a total fair value of €1.1 million).

The defined benefit obligation (DBO) of all pension commitments to former members of the Managing Board and their survivors as of September 30, 2011, amounted to €161.9 million (2010: €175.7 million). This amount is included in ▷ Note 24 of the Notes to Consolidated Financial Statements.

Other

No loans from the Company are provided to members of the Managing Board.

B.4.1.3 ADDITIONAL INFORMATION ON STOCK-BASED COMPENSATION INSTRUMENTS IN FISCAL 2011

This section provides information concerning the Stock Awards and stock options held by members of the Managing Board that were components of stock-based compensation in fiscal 2011 and prior years, and also about the Managing Board members' entitlements to matching shares under the Siemens Share Matching Plan.

Stock Awards

The following table shows the changes in the Stock Awards held by Managing Board members in fiscal 2011:

Stock Awards

	Balance at beginning of fiscal 2011		Granted during fiscal year		Vested during fiscal year		Forfeited during fiscal year		Balance at end of fiscal 2011[1]	
(Amounts in number of units or €)	Awards	Weighted average fair value at grant date	Awards	Weighted average fair value at grant date	Awards	Weighted average fair value at grant date	Awards	Weighted average fair value at grant date	Awards	Weighted average fair value at grant date
Managing Board members serving as of September 30, 2011										
Peter Löscher	117,739	50.96	36,652	77.76	10,211	97.94	–	–	144,180	54.45
Dr. Roland Busch[2]	6,195	50.84	2,829	77.76	982	67.70	–	–	8,042	58.25
Brigitte Ederer[3]	8,760	53.49	5,364	77.76	1,702	80.03	–	–	12,422	60.33
Klaus Helmrich[2]	9,532	54.03	3,858	77.76	1,574	82.42	–	–	11,816	57.99
Joe Kaeser	55,102	55.35	14,661	77.76	12,090	86.85	–	–	57,673	54.45
Barbara Kux	14,394	60.79	14,661	77.76	–	–	–	–	29,055	69.35
Prof. Dr. Hermann Requardt	53,625	55.01	14,661	77.76	10,613	89.52	–	–	57,673	54.45
Prof. Dr. Siegfried Russwurm	45,478	48.46	14,661	77.76	2,466	82.72	–	–	57,673	54.45
Peter Y. Solmssen	43,012	46.50	14,661	77.76	–	–	–	–	57,673	54.45
Dr. Michael Süß[2]	22,252	63.78	5,510	77.76	7,327	97.94	–	–	20,435	55.31
Former member of the Managing Board										
Wolfgang Dehen[4]	45,648	47.72	14,661	77.76	2,636	67.70	–	–	57,673	54.45
Total	**421,737**	**52.11**	**142,179**	**77.76**	**49,601**	**89.37**	**–**	**–**	**514,315**	**55.61**

1 Amounts do not include stock awards (Bonus Awards and Stock Awards) granted in November 2011 for fiscal 2011. For details see above pages 42 and 43. However, these amounts may include Stock Awards received as compensation by the Managing Board member before joining the Managing Board.
2 Dr. Roland Busch, Klaus Helmrich and Dr. Michael Süß were elected full members of the Managing Board effective April 1, 2011.
3 Brigitte Ederer was elected a full member of the Managing Board effective July 1, 2010. The figures include Stock Awards granted to Brigitte Ederer in November 2010 for her work as CEO of Siemens Austria in fiscal 2010.
4 Wolfgang Dehen resigned from the Managing Board effective March 31, 2011.

Stock options

Stock options were issued for fiscal years 1999 through 2005 under the terms and conditions of the 1999 and 2001 Siemens Stock Option Plans approved by the Annual Shareholders' Meetings of Siemens AG on February 18, 1999, and February 22, 2001 (for additional information on the Siemens Stock Option Plans see ▷ *Note 34 of the Notes to Consolidated Financial Statements*). At the beginning of fiscal 2011, the members of the Managing Board held a total of 27,585 outstanding stock options, with a strike price of €74.59. Of this total, 11,495 options pertained to Joe Kaeser and 16,090 options pertained to Prof. Dr. Hermann Requardt. Joe Kaeser exercised 11,495 options on November 16, 2010, at a share price of €84.56; the strike price of these options was €74.59. Prof. Dr. Hermann Requardt exercised 16,090 options on November 15, 2010, at a share price of €85.19; the strike price of these options was €74.59. No stock options lapsed in fiscal 2011 and no new options were granted to members of the Managing Board. No members of the Managing Board held stock options as of September 30, 2011.

Shares from the Share Matching Plan

In fiscal 2011, the members of the Managing Board were entitled for the last time to participate in the Siemens Share Matching Plan, and under the plan were entitled to invest up to 50% of the annual gross amount of their variable cash compensation component (bonus) determined for fiscal 2010 in Siemens shares. After expiration of a vesting period of approximately three years, plan participants will receive one free matching share of Siemens stock for every three Siemens shares acquired and continuously held under the plan, provided the participants were employed without interruption at Siemens AG or a Siemens company until the end of the vesting period. The following table shows the development of the matching share entitlements of the individual members of the Managing Board in fiscal 2011 and the applicable fair values.

Entitlement to matching shares under the Share Matching Plan[1]

	Balance at beginning of fiscal 2011		Acquired during the fiscal year		Due during the fiscal year		Forfeited during the fiscal year		Balance at end of fiscal 2011[1,2]	
(Amounts in number of units or €)	Entitlement to matching shares	Weighted average fair value at acquisition date	Entitlement to matching shares	Weighted average fair value at acquisition date	Entitlement to matching shares	Weighted average fair value at acquisition date	Entitlement to matching shares	Weighted average fair value at acquisition date	Entitlement to matching shares	Weighted average fair value at acquisition date
Managing Board members serving as of September 30, 2011										
Peter Löscher	–	–	–	–	–	–	–	–	–	–
Dr. Roland Busch[3]	868	23.30	–	–	–	–	–	–	868	23.30
Brigitte Ederer[4]	560	21.34	–	–	–	–	–	–	560	21.34
Klaus Helmrich[3]	1,128	21.34	3	66.13	–	–	–	–	1,131	21.44
Joe Kaeser	5,445	28.89	2,216	66.13	–	–	–	–	7,661	39.66
Barbara Kux	698	47.18	–	–	–	–	–	–	698	47.18
Prof. Dr. Hermann Requardt	4,255	27.58	1,386	66.13	–	–	–	–	5,641	37.05
Prof. Dr. Siegfried Russwurm	5,459	23.86	–	–	–	–	–	–	5,459	23.86
Peter Y. Solmssen	6,051	21.34	–	–	–	–	–	–	6,051	21.34
Dr. Michael Süß[3]	–	–	–	–	–	–	–	–	–	–
Former member of the Managing Board										
Wolfgang Dehen[5]	5,845	28.88	–	–	–	–	–	–	5,845	28.88
Total	**30,309**	**26.13**	**3,605**	**66.13**	–	–	–	–	**33,914**	**30.38**

1 Amounts may include entitlements acquired before the member joined the Managing Board.
2 The entitlements of the Managing Board members in fiscal 2011 had the following fair values: Peter Löscher €0 (2010: €0), Dr. Roland Busch €21,039 (2010: €21,039), Brigitte Ederer €11,958 (2010: €11,958), Klaus Helmrich €25,059 (2010: €24,532), Joe Kaeser €305,003 (2010: €158,102), Barbara Kux €33,282 (2010: €33,282), Prof. Dr. Hermann Requardt €210,169 (2010: €118,158), Prof. Dr. Siegfried Russwurm €131,068 (2010: €131,068), Peter Y. Solmssen €129,588 (2010: €129,588), Dr. Michael Süß €0 (2010: €0), Wolfgang Dehen €169,623 (2010: €169,623). The above fair values also take into account that the shares were acquired under the Share Matching Plan at the lowest share price on November 14, 2008, and that a Company subsidy was provided under the Base Share Program.
3 Dr. Roland Busch, Klaus Helmrich and Dr. Michael Süß were elected full members of the Managing Board effective April 1, 2011.
4 Brigitte Ederer was elected a full member of the Managing Board effective July 1, 2010.
5 Wolfgang Dehen resigned from the Managing Board effective March 31, 2011.

Share Ownership Guidelines

The Siemens Share Ownership Guidelines require the members of the Managing Board to hold Siemens shares worth a multiple of their average base compensation over the past four years (300% for the President and CEO, 200% for the other members of the Managing Board) for the duration of their term of office on the Managing Board. The deadlines for submitting first-time proof of compliance with this obligation vary from member to member. The first such deadline is March 9, 2012. The following table shows the number of Siemens shares held and the number of non-forfeitable Bonus Awards received for fiscal 2011 by the individual members of the Managing Board in view of the Share Ownership Guidelines:

			Obligations under Share Ownership Guidelines		
(Amounts in number of units or €)	Number of shares[1]	Bonus Awards 2011	Required number of shares[2]	Required value[3]	Due date for initial measurement of adherence
Managing Board members serving as of September 30, 2011					
Peter Löscher	110,211	34,208	81,205	5,961,250	3/9/2012
Dr. Roland Busch[4]	7,398	7,697	24,520	1,800,000	3/11/2016
Brigitte Ederer[5]	8,432	15,394	24,520	1,800,000	3/13/2015
Klaus Helmrich[4]	7,671	7,697	24,520	1,800,000	3/11/2016
Joe Kaeser	49,240	15,394	22,409	1,645,000	3/9/2012
Barbara Kux	6,237	15,394	23,226	1,705,000	3/8/2013
Prof. Dr. Hermann Requardt	40,648	15,394	22,409	1,645,000	3/9/2012
Prof. Dr. Siegfried Russwurm	34,400	15,394	22,409	1,645,000	3/9/2012
Peter Y. Solmssen	44,826	15,394	22,409	1,645,000	3/9/2012
Dr. Michael Süß[4]	8,884	7,697	24,520	1,800,000	3/11/2016
Total	**317,947**	**149,663**	**292,147**	**21,446,250**	

1 As per November 14, 2011 (transfer date for Stock Awards 2008).
2 On the basis of the closing price of Siemens stock in Xetra trading on November 14, 2011 (€73.41).
3 The amount of the obligation is based on a member's average base compensation for each of the four years prior to the review of his or her achievement of the targets defined by the Share Ownership Guidelines.
4 Dr. Roland Busch, Klaus Helmrich and Dr. Michael Süß were elected full members of the Managing Board effective April 1, 2011.
5 Brigitte Ederer was elected a full member of the Managing Board effective July 1, 2010.

B.4.2 Remuneration of members of the Supervisory Board

The current remuneration policies for the Supervisory Board were authorized at the Annual Shareholders' Meeting held on January 25, 2011. Details are set out in Section 17 of the Articles of Association of Siemens AG. By way of exception to a recommendation of the German Corporate Governance Code, the Supervisory Board remuneration is organized in the form of purely fixed remuneration. The remuneration of the members of the Supervisory Board is commensurate with compensation paid by companies of comparable size and reflects the responsibilities and scope of work of the Supervisory Board members. The Chairman and deputy chairmen of the Supervisory Board, as well as the Chairmen and members of the Audit Committee and the Chairman's Committee, and – to a lesser extent – the Compliance Committee and the Finance and Investment Committee, receive additional compensation.

According to current rules, members of the Supervisory Board receive an annual base compensation of €140,000; the Chairman of the Supervisory Board receives a base compensation of €280,000, and each of the deputy chairmen receives €220,000.

The members of the Supervisory Board committees receive the following additional fixed compensation for their work on those committees: The Chairman of the Audit Committee receives €160,000, and each of the other members receives €80,000; the Chairman of the Chairman's Committee receives €120,000, and each of the other members receives €80,000; the Chairman of the Finance and Investment Committee receives €80,000, and each of the other members receives €40,000; the Chairman of the Compliance Committee receives €80,000, and each of the other members receives €40,000. However, no additional compensation is paid for work on the Compliance Committee if a member of that committee is already entitled to compensation for work on the Audit Committee.

			2011				2010
(Amounts in €)	Base compensation	Additional compensation for committee work[1]	Total	Fixed compensation	Short-term variable compensation	Long-term variable compensation	Total
Supervisory Board members serving as of September 30, 2011							
Dr. Gerhard Cromme	280,000	280,000	560,000	200,000	206,400	81,000	487,400
Berthold Huber[2]	210,833	76,667	287,500	100,000	103,200	40,500	243,700
Dr. Josef Ackermann	210,833	76,667	287,500	100,000	103,200	40,500	243,700
Lothar Adler[2]	140,000	160,000	300,000	100,000	103,200	40,500	243,700
Jean-Louis Beffa	140,000	40,000	180,000	62,500	64,500	25,313	152,313
Gerd von Brandenstein	134,167	38,333	172,500	62,500	64,500	25,313	152,313
Michael Diekmann	134,167	–	134,167	47,222	48,733	19,125	115,080
Dr. Hans Michael Gaul	140,000	160,000	300,000	112,500	116,100	45,563	274,163
Prof. Dr. Peter Gruss	128,333	–	128,333	47,222	48,733	19,125	115,080
Bettina Haller[2]	140,000	80,000	220,000	87,500	90,300	35,438	213,238
Hans-Jürgen Hartung[2]	140,000	–	140,000	50,000	51,600	20,250	121,850
Harald Kern[2]	140,000	–	140,000	50,000	51,600	20,250	121,850
Dr. Nicola Leibinger-Kammüller	128,333	–	128,333	47,222	48,733	19,125	115,080
Werner Mönius[2]	140,000	40,000	180,000	62,500	64,500	25,313	152,313
Håkan Samuelsson	128,333	36,667	165,000	62,500	64,500	25,313	152,313
Dieter Scheitor[2]	140,000	120,000	260,000	87,500	90,300	35,438	213,238
Dr. Rainer Sieg	140,000	–	140,000	50,000	51,600	20,250	121,850
Birgit Steinborn[2]	140,000	120,000	260,000	87,500	90,300	35,438	213,238
Lord Iain Vallance of Tummel	140,000	80,000	220,000	87,500	90,300	35,438	213,238
Sibylle Wankel[2]	140,000	40,000	180,000	62,500	64,500	25,313	152,313
Total	**3,034,999**	**1,348,334**	**4,383,333**[3]	**1,566,666**	**1,616,799**	**634,505**	**3,817,970**[3]

1 Dr. Gerhard Cromme as Chairman of the Supervisory Board and of the Chairman's Committee, the Compliance Committee, and the Finance and Investment Committee, as well as a member of the Audit Committee; Berthold Huber as Deputy Chairman of the Supervisory Board and member of the Chairman's Committee; Dr. Josef Ackermann as Deputy Chairman of the Supervisory Board and member of the Chairman's Committee; Lothar Adler as member of the Chairman's Committee, the Compliance Committee and the Finance and Investment Committee; Jean-Louis Beffa as member of the Finance and Investment Committee; Gerd von Brandenstein as member of the Finance and Investment Committee;
Dr. Hans Michael Gaul as Chairman of the Audit Committee and member of the Compliance Committee; Bettina Haller as member of the Audit Committee and the Compliance Committee; Werner Mönius as member of the Finance and Investment Committee; Håkan Samuelsson as member of the Finance and Investment Committee; Dieter Scheitor as member of the Audit Committee and the Finance and Investment Committee; Birgit Steinborn as member of the Audit Committee and the Finance and Investment Committee; Lord Iain Vallance of Tummel as member of the Audit Committee and the Compliance Committee; and Sibylle Wankel as member of the Compliance Committee, each receive an additional fixed compensation for their committee work.

2 Both the employee representatives on the Supervisory Board who represent the employees pursuant to Section 3 (1) No. 1 of the German Codetermination Act (Mitbestimmungsgesetz, MitbestG) and the representatives of the trade unions on the Supervisory Board declared their readiness to transfer their compensation to the Hans Boeckler Foundation, in accordance with the guidelines of the Confederation of German Trade Unions (DGB).

3 In addition, the members of the Supervisory Board are entitled to receive a meeting attendance fee of €1,500 (2010: €1,000) for each meeting of the Supervisory Board and its committees that they attend. In fiscal 2011, Dr. Gerhard Cromme received meeting fees of €16,500 (2010: €26,000), Lothar Adler, €34,500 (2010: €20,000), Dr. Hans Michael Gaul, €30,000 (2010: €17,000), Bettina Haller, €30,000 (2010: €17,000), Dieter Scheitor, €30,000 (2010: €14,000), Birgit Steinborn, €30,000 (2010: 14,000), Lord Iain Vallance of Tummel, €28,500 (2010: €17,000), Dr. Josef Ackermann, €19,500 (2010: €13,000), Berthold Huber, €19,500 (2010: €12,000), Werner Mönius, €18,000 (2010: €8,000), Sibylle Wankel, €18,000 (2010: €11,000), Jean-Louis Beffa, €16,500 (2010: €8,000), Gerd von Brandenstein, €16,500 (2010: 8,000), Håkan Samuelsson, €13,500 (2010: €8,000), Hans-Jürgen Hartung, €12,000 (2010: €6,000), Harald Kern, €12,000 (2010: €6,000), Dr. Rainer Sieg, €12,000 (2010: €6,000), Michael Diekmann, €10,500 (2010: €5,000), Prof. Dr. Peter Gruss, €9,000 (2010: €5,000) and Dr. Nicola Leibinger-Kammüller, €9,000 (2010: €5,000).

If a Supervisory Board member does not attend a meeting of the Supervisory Board, one third of the aggregate compensation due to that member is reduced by the percentage of Supervisory Board meetings not attended by the member in relation to the total number of Supervisory Board meetings held during the fiscal year.

In addition, the members of the Supervisory Board are entitled to receive a meeting attendance fee of €1,500 for each meeting of the Supervisory Board and its committees that they attend.

The members of the Supervisory Board are reimbursed for out-of-pocket expenses incurred in connection with their duties and for any value-added tax to be paid on their remuneration. For the performance of his duties, the Chairman of the Supervisory Board is furthermore entitled to an office with secretarial support and use of the Siemens carpool service.

No loans from the Company are provided to members of the Supervisory Board.

B.4.3 Other

The Company provides a group insurance policy for board and committee members and certain employees of the Siemens organization that is taken out for one year and renewed annually. The insurance covers the personal liability of the insured in the case of a financial loss associated with employment functions. The insurance policy for fiscal 2011 includes a deductible for the members of the Managing Board and the Supervisory Board in compliance with the requirements of the German Stock Corporation Act and the German Corporate Governance Code.

C. Combined management's discussion and analysis

Due to rounding, numbers presented throughout this Combined management's discussion and analysis may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

C.1 Business and operating environment

C.1.1 The Siemens Group – Organization and basis of presentation

We are a globally operating, integrated technology company with core activities in the fields of industry, infrastructure, energy and healthcare, and we occupy leading market positions worldwide in the majority of our businesses. We can look back on a successful history spanning more than 160 years, with groundbreaking and revolutionary innovations such as the invention of the dynamo, the first commercial light bulb, the first electric streetcar, the construction of the first public power plant, and the first images of the inside of the human body. On a continuing basis, we have 360,000 employees as of September 30, 2011 and business activities in around 190 countries and reported consolidated revenue of €73.515 billion in fiscal 2011. We operate in excess of 285 major production and manufacturing plants worldwide. In addition, we have office buildings, warehouses, research and development facilities or sales offices in almost every country in the world.

Siemens comprises Siemens AG, a stock corporation under the Federal laws of Germany, as the parent company and a total of about 1,000 legal entities, including minority investments. Our Company is incorporated in Germany, with our corporate headquarters situated in Munich. Siemens operates under the leadership of its Managing Board, which comprises the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of Siemens as well as the heads of selected corporate functions and the CEOs of the Sectors.

Our fundamental organizational principles are:

> the CEO principle,
> end-to-end business responsibility of the Sectors, Divisions and Business Units, and
> the unrestricted right of selected corporate functions to issue instructions in relation to a function to the extent legally permissible.

The Siemens Managing Board is the sole management body and has overall business responsibility in accordance with the German Stock Corporation Act (Aktiengesetz, AktG). At all other organizational levels within our Company, management responsibility is assigned to individuals who make decisions and assume personal responsibility (CEO principle). This principle establishes clear and direct responsibilities and fosters efficient decision-making.

Our Sectors, Divisions, Business Units and Financial Services (SFS) are "global entrepreneurs" and have end-to-end business responsibility worldwide, including with regard to their operating results. They therefore have "right of way" over the Clusters and Countries in business matters. The regional units (Clusters and Countries) are responsible for the local customer relationship management and for implementing the business strategies of the Sectors and SFS as well as the requirements set by the corporate functions.

In addition to their particular authority to issue binding company-wide guidelines and to their monitoring and coordinating responsibilities, the heads of selected corporate functions (Finance and Controlling, Legal and Compliance, Human Resources and Supply Chain Management, for example) have an unrestricted right to issue instructions in relation to a function across all parts of the Company to the extent legally permissible.

Below the Managing Board, Siemens is structured organizationally into Sectors, SFS which acts as business partner for the Sectors and also conducts its own business with external customers, Cross-Sector Services that support other Siemens units, Corporate Units with specific corporate functions, and regional Clusters. The Sectors are principally broken down into Divisions and these in turn into Business Units.

In fiscal 2011, our business activities focused on three Sectors, Industry, Energy and Healthcare, which formed three of our reportable segments. In addition to these three Sectors, we had two additional reportable segments: Equity Investments and SFS.

During fiscal 2011, we initiated a change in the organizational structure of our Sectors which became effective October 1, 2011. Beginning with fiscal 2012, we formed a fourth Sector, Infrastructure & Cities, in order to benefit from the growth of urban centers and the demand for infrastructure solutions. The new Sector comprises the activities of the Industry Sector's Divisions Building Technologies and Mobility and the Energy Sector's activities of the Power Distribution Division, including Smart Grid applications. The new Sector also holds the Atos S.A. (AtoS) shares and the convertible bond which Siemens received following the sale of Siemens IT Solutions and Services to AtoS. Furthermore the new Sector will include Siemens' interest in OSRAM AG (formerly OSRAM GmbH), following its planned public offering. Until completion of the public offering, OSRAM AG remains a separate business directly reporting to the Managing Board of Siemens AG. The timing of

Basis of presentation as of September 30, 2011


Reporting structure
Industry Sector
Industry Automation
Drive Technologies
Building Technologies
Industry Solutions
Mobility
Energy Sector
Fossil Power Generation
Renewable Energy
Oil & Gas
Power Transmission
Power Distribution
Healthcare Sector
therein: Diagnostics
Equity Investments
Financial Services
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities
Siemens Real Estate
Corporate items and pensions
Eliminations, Corporate Treasury and other reconciling items

the public offering depends on market conditions. We intend to retain a minority stake in OSRAM AG and to remain a long-term anchor shareholder. For further information see ▷ C.2 Fiscal 2011 – Financial summary as well as ▷ D.6 Notes to Consolidated Financial Statements. Financial reporting for fiscal 2011 continued to be based on the organizational structure effective until September 30, 2011. The Healthcare Sector was not affected by the reorganization.

During fiscal 2011, our **Industry** Sector offered a complete spectrum of products, services and solutions for the efficient use of resources and energy, and improvements of productivity in industry and infrastructure. Its integrated technologies and holistic solutions addressed primarily industrial customers, such as process and manufacturing industries, and infrastructure customers, especially in the areas of transport, buildings and utilities. The portfolio spanned industry automation and drives products and services, building and mobility solutions and services, and system integration and solutions for plant businesses. Until the end of fiscal 2011, our Industry Sector comprised the five Divisions, Industry Automation, Drive Technologies, Building Technologies, Industry Solutions and Mobility. Many of the business activities of Industry Automation are characterized by relatively short business cycles and as such are influenced by prevailing economic conditions. In contrast, the longer-cycle business activities of the Mobility Division are less affected by short-term trends. During fiscal 2011, we announced our plan to publicly list our subsidiary OSRAM AG, formerly reported as a Division within the Industry Sector. Following the announcement, the business was classified as discontinued operations. Prior-year results are presented on a comparable basis. As of September 30, 2011, the Industry Sector had 174,000 employees, and in fiscal 2011 reported external revenue of €31.635 billion. Of this figure, 54% was attributable to the region comprising Europe, the Commonwealth of Independent States (C.I.S.), Africa and the Middle East, 23% to the Americas, and 23% to Asia, Australia. The largest single national market for the Industry Sector is Germany, with 22% of external revenue for the Sector during fiscal 2011. Following the organizational changes which became effective as of October 1, 2011, the Industry Sector focuses solely on industry customers and is reinforcing its service business. The Industry Solutions Division was dissolved and its business activities divided up among the Industry Automation Division, the Drive Technologies Division and the sector-led Metals Technologies Business Unit. In addition, a new Customer Services Division was formed, which bundles all service activities of the Industry Sector. Thus, beginning with fiscal 2012, the Sector consists of the Divisions Industry Automation, Drive Technologies and Customer Services and the sector-led Metals Technologies Business Unit. Financial results relating to the Customer Services Division are reported in the Industry Automation and Drive Technologies Divisions as well as in the Metals Technologies Business Unit.

Our **Energy** Sector offers a wide spectrum of products, services and solutions for the generation, transmission and distribution of power, and the extraction, conversion and transport of oil and gas. It primarily addresses the needs of energy providers, but also serves industrial companies, particularly in the oil and gas industry. The Energy Sector covers the whole energy conversion chain. During fiscal 2011, our Energy Sector was made up of the six Divisions, Fossil Power Generation, Renewable Energy, Oil & Gas, Energy Service, Power Transmission and Power Distribution. Financial results relating to the Energy Service Division are reported in the Divisions Fossil Power Generation and Oil & Gas. Many of the business activities of our Energy Sector are characterized by relatively long-term projects and as such are relatively independent of short-term economic conditions. As of September 30, 2011, the Energy Sector had 98,000 employees and reported external revenue of €27.285 billion for fiscal 2011. Thereof, 56% was attributable to Europe, C.I.S., Africa, Middle East, 28% to the Americas, and 16% to Asia, Australia. The United States (U.S.) was the largest single national market for Energy in fiscal 2011, accounting for 16% of external revenue for the Sector. Following the organizational changes which became effective as of October 1, 2011, the Sector's Renewable Energy Division was split into a Wind Power Division and a Solar & Hydro Division.

Our **Healthcare** Sector offers customers a comprehensive portfolio of medical solutions across the value-added chain – ranging from medical imaging to in vitro diagnostics to interventional systems and clinical information technology systems – all from a single source. In addition, the Sector provides technical maintenance, professional and consulting services, and, together with SFS, financing to assist customers in purchasing the Sector's products. The Sector comprises the three Divisions Imaging & Therapy Systems, Clinical Products and Diagnostics. Furthermore, the Sector consists of the Sector Operational Unit Customer Solutions that manages the sales and service organization as well as the Business Unit covering hospital information systems and Audiology Solutions, a sector-led Business Unit that provides hearing aids. In addition to the financial results for the Sector, financial results are also reported externally for the Diagnostics Division. The Sector's business activities are relatively unaffected by short-term economic trends but are dependent on regulatory and policy developments around the world. As of September 30, 2011, the Healthcare Sector had 51,000 employees, and in fiscal 2011 reported external revenues of €12.463 billion. Of this figure, 36% was attributable to the region comprising Europe, C.I.S., Africa and the Middle East, 42% to the Americas, and 22% to Asia, Australia. By far the largest single national market for Healthcare is the U.S., with 35% of external revenue for the Sector during fiscal 2011.

In general, the segment **Equity Investments** comprises equity stakes held by Siemens that are accounted for by the equity method, at cost or as current available-for-sale financial assets and are not allocated to a Sector, SFS, Centrally managed portfolio activities, Siemens Real Estate (SRE), Corporate items or Corporate Treasury for strategic reasons. Our main investments within Equity Investments are our stake of approximately 50.0% in Nokia Siemens Networks B.V. (NSN), our 50.0% stake in BSH Bosch und Siemens Hausgeräte GmbH (BSH) as well as our 49.0% stake in Enterprise Networks Holdings B.V. (EN).

Financial Services (SFS) is an international provider of financial solutions in the business-to-business area. SFS supports Siemens as well as third parties in the industry areas of industry, infrastructure, energy, and healthcare. SFS finances infrastructure, equipment and working capital and supports and advises Siemens concerning financial risk and investment management. By integrating financing expertise and industrial know-how, SFS creates value for its customers and helps them strengthen their competitiveness. As of September 30, 2011, SFS had 3,000 employees.

Within this report, we provide financial measures for our three Sectors and for eleven Divisions of our Sectors. These financial measures include: new orders, revenue, profit and profit margin. For Equity Investments we report profit, and for SFS we report profit and total assets. Free cash flow and further information is reported for each reportable segment in the Notes to Consolidated Financial Statements. For information related to the definition of these financial measures and to the reconciliation of segment financial measures to the Consolidated Financial Statements, see ▷ *C.14 Notes and forward-looking statements* and ▷ *D.6 Notes to Consolidated Financial Statements*.

On a geographic basis, Siemens was subdivided into 17 Regional Clusters as of September 30, 2011, which are in turn assigned to one of our three reporting regions. We report financial measures for these three regions:

Regional structure as of September 30, 2011


Regional structure
Europe, C.I.S.[1], Africa, Middle East
Americas
Asia, Australia

1 Commonwealth of Independent States.

In addition, we report financial information at group level for certain major countries within each region, including Germany (within the region Europe, C.I.S., Africa, Middle East), the U.S. (within the region Americas), and China and India (within the region Asia, Australia).

C.1.2 Strategy

C.1.2.1 GLOBAL MEGATRENDS

Global megatrends are long-term developments that are expected to have an impact on all humanity. We at Siemens view demographic change, urbanization, climate change and globalization as megatrends that we anticipate will drive global demand in coming decades. We have therefore aligned our strategy and business activities with these developments, including most recently by implementing our new Sector structure with effect from October 1, 2011. In our Energy, Healthcare and Industry Sectors and the new Infrastructure&Cities Sector we are developing pioneering products and solutions which we believe are capable of dealing with the most significant challenges of our time. These include contributing to improved healthcare for a growing and aging population, helping to save our climate and resources through sustainable energy generation, and shaping urban infrastructures in an energy-efficient and, thus, environmentally-friendly way.

Demographic change includes two major trends: the world's population continues to grow rapidly and to get older. It is estimated that by the year 2050 the world's population will reach nine billion, compared to approximately seven billion today. By then, life expectancy is expected to be at a global average of 76 years, compared to 68 years today and 46 years in 1950. This will challenge the ability of future healthcare systems to make affordable healthcare available to everyone. Siemens provides innovative medical solutions that can help to reduce healthcare costs, while at the same time improving the quality of healthcare, through preventive care and early diagnosis of disease – two essential requirements for living longer, healthier lives.

Urbanization refers to the growing number of large, densely-populated cities around the world. This includes both established metropolitan centers in industrialized nations and fast-rising urban centers in emerging economies. In 2009, for the first time in human history, more than 50% of the world's population lived in urban areas. This percentage is expected to rise to about 70% by 2050, coinciding with rapid overall population growth as mentioned above. Accordingly, there is strong demand for sustainable and energy-efficient infrastructures for buildings, transportation systems, and energy and water supply. We believe that Siemens' wide-ranging portfolio is well-suited for improving the quality of life in cities. We believe that our products and solutions for manufacturing, urban transit, building construction, power distribution

and hospitals, among other things, can help to advance mobility, security and an adequate supply of life's basic requirements while at the same time reducing their burden on the environment.

Climate change is a fact. The average global surface temperature increased by 0.76°C between 1850 and the beginning of the 21st century. If carbon dioxide emissions continue to rise at the same rate, temperature increases of 1.8°C (lowest emission scenario) to 4°C (highest emission scenario) are forecast for the end of the 21st century, which would have far-reaching consequences for civilization and our entire biosphere. The reduction of greenhouse gas emissions is vital to avoiding increasingly drastic effects on our ecosystem. There is a strong need for innovative technologies to increase efficiency and reduce the emissions related to energy generation and consumption. Siemens is a leader in climate protection technologies, including but not limited to increasing the efficiency of power generation from fossil fuels; generating energy from renewable sources such as wind and solar; increasing the efficiency and performance of electrical grids; increasing the energy efficiency of transportation solutions and industrial processes; reducing the energy needs of buildings; and reducing emissions from all of the above.

Globalization refers to the increasing integration of the world's economies, politics, culture and other areas of life. Between 1950 and 2007, the volume of global trade expanded at an average annual rate of 6.2%. The number of multinational enterprises rose globally from around 10,000 in 1968/69 to more than 80,000 in 2008. Globalization leads to increased competitive pressure and demand for economical, timely-to-market, high-quality products and solutions. With our offerings, we aim to increase our customers' productivity by facilitating process and energy efficiency improvements and the flow of goods. In addition, we believe that our presence in around 190 countries puts us in an excellent position to benefit from above-average growth in emerging markets.

C.1.2.2 STRATEGY OF THE SIEMENS GROUP

Our **vision** is to be a pioneer in

> energy efficiency,
> industrial productivity,
> affordable and personalized healthcare, and
> intelligent infrastructure solutions.

This vision is reflected in our company strategy, which guides us in turning our vision into reality. Above all, we are aiming to be a market and technology leader in our businesses, based on our corporate values – to be **responsible**, **excellent** and **innovative**. We believe that this approach will position us to achieve sustainable, profitable growth and to outpace our competitors. As an integrated technology company, we intend to profit from the megatrends described above.

Our strategy comprises what we call our three **strategic directions**:

> focusing on innovation-driven growth markets,
> getting closer to our customers, and
> using the power of Siemens.

One Siemens is our framework for sustainable value creation, with a financial target system for capital-efficient growth and the goal of continuous improvement relative to the market and our competitors.

We will measure our performance against our competitors. Our goal and our aspiration is to consistently outperform our competitors and to set standards for leadership – with respect to financial performance as well as operational strength. The financial target system of One Siemens defines financial key performance indicators for revenue growth, for capital efficiency and profitability, and for the optimization of our capital structure. In addition, we set hurdle rates that generally need to be considered before acquisitions are executed. Further, we defined an indicator targeted at an attractive dividend policy. We believe that these indicators will play a key role in driving the value of our Company. For further information, see ▷ *C.1.3 Financial performance measures*.

To achieve our goal of sustainably enhancing the value of Siemens and of exploiting the full potential of our integrated technology company, we have defined three concrete focus areas along each of the three strategic directions set forth above, which we aim to address in the years ahead. In the strategic direction of **focusing on innovation-driven growth markets**, our first focus area is to **be a pioneer in technology-driven markets**. We intend to concentrate on innovation- and technology-driven markets that will form the basis of Siemens' core business in the future, for example, by providing intelligent and sustainable infrastructure solutions for the world's cities. Our second focus area is to **strengthen our portfolio**. We are actively and systematically managing our

portfolio with the principal aim of achieving or maintaining a no. 1 or no. 2 position in our current and future markets. To **provide a leading environmental portfolio** is our third focus area: Not only does our Environmental Portfolio enhance our Company's revenue, it also makes a significant contribution to climate protection. Within our One Siemens framework we have set ourselves the target in fiscal 2010 to exceed €40 billion in revenue from the Environmental Portfolio by the end of fiscal 2014. We continue to strive for that goal, although due to the planned public offering of OSRAM AG, it will be more challenging to achieve it.

In the second strategic direction of **getting closer to our customers**, one of our focus areas is to **grow in emerging markets** while maintaining our position in our established markets. We plan to offer more products, solutions and services for the rapidly growing entry-level segments, which are more price sensitive and mostly found in emerging markets. As a consequence, we aim to continuously increase our share of revenue from emerging markets. A second focus area is to **expand our service business**, which is highly diversified and broadly distributed throughout our Company. We believe that the large installed base of our products and solutions at our clients provides promising growth opportunities for our service business. Services play a key role in profitability at Siemens and, in addition, long-term service agreements are less likely to be impacted by economic fluctuations. To **intensify our customer focus** and to increase customer satisfaction is our third focus area. We believe that customer proximity and local presence are important factors in being able to respond quickly to changing market requirements.

In the strategic direction of **using the power of Siemens**, our first focus area is to **encourage lifelong learning and development** of our employees. We invest continuously in expanding the expertise of our people through demanding training and education programs. We aim to develop our employees worldwide by identifying talent and offering challenging tasks. To **empower our diverse and engaged people worldwide** is our second focus area which involves strengthening diversity. We believe that the strong potential of our employees' skills, experience and qualifications can give us a clear competitive advantage in our global markets. The third focus area is to **stand for integrity**. On the basis of our values, we have formulated clear and binding principles of conduct that cover all aspects of our entrepreneurial activities.

C.1.2.3 SEGMENT STRATEGIES

The following overview of the strategies of our segments takes into account the new Sector structure that became effective as of October 1, 2011. All Sectors share the common target established in our One Siemens framework: to grow faster than our competitors without compromising profitability in order to reach or maintain a leading position in their respective markets.

Our **Energy** Sector covers the entire energy landscape, comprising large power plants, distributed generation, transmission networks and energy storage. As an integrated technology organization with a thorough understanding of local markets around the globe, the Sector offers a comprehensive portfolio of products, solutions and services. They help our customers to provide reliable and affordable electric power, while becoming more efficient in energy consumption and in reducing their environmental impact. The Energy Sector occupies a leading position in its industry in terms of technology and continues to set industry standards.

Our **Healthcare** Sector strives to be the pioneer in affordable and personalized healthcare. We aim to generate high returns by helping our customers to gain efficiencies in healthcare delivery – a key imperative to meet globally increasing demand for healthcare in constrained budget environments. We drive innovation across our portfolio to meet tomorrow's clinical and financial demands of our customers and to continuously improve our cost position. We push operational excellence in our various businesses, and tap into new growth opportunities in healthcare, characterized by closer integration between diagnostics and therapy and by increasing demand from emerging markets. The Sector's integrated approach combines medical imaging and therapy systems, laboratory diagnostics and healthcare IT systems to address the entire medical treatment chain – from prevention and early detection to diagnosis, therapy and aftercare.

Our **Industry** Sector is one of the world's leading suppliers of productivity, flexibility and efficiency offerings for industrial enterprises. The Sector aims to make its customers' technological processes, such as production or engineering, more competitive over the entire lifecycle of their technology investments. The Sector's innovative and environmentally friendly products, systems, services and solutions are designed specifically to increase the productivity and flexibility of its customers and to help them to make more efficient use of resources and energy. Our Industry Sector relies on com-

mon Siemens technology platforms, such as Totally Integrated Automation, or TIA. The Sector provides vertical market offerings based on its close relationships with customers and in-depth knowledge of their business challenges – an approach that differentiates the Industry Sector from its competitors.

Our new **Infrastructure & Cities** Sector bundles various technologies and businesses under one roof in order to offer cities and infrastructure customers innovative and sustainable solutions. The business portfolio includes transportation, logistics, building and smart grid technologies to improve energy efficiency, infrastructure productivity and quality of life. Cities are among our most important customers, representing an area where we foresee strong growth. Sustainable urban infrastructures are just as important for rapidly growing megacities as they are for large and medium-sized cities all over the world. As an integrated technology organization, our Infrastructure & Cities Sector builds on a large portfolio of green infrastructure technologies to meet the needs of its customers.

Financial Services (SFS) has three strategic cornerstones: supporting Siemens' business activities by providing financing solutions to customers of the Sectors, generating profit through financing activities within Siemens' domains, and managing the financial risks of Siemens. SFS combines financing expertise with asset know-how in the Siemens domains.

C.1.3 Financial performance measures

This section on **financial performance measures** describes several measures that are or may be non-GAAP financial measures. Other companies that report or describe similarly titled financial measures may calculate them differently. For further information about these measures, please see ▷ *C.12 Additional information for supplemental financial measures*.

As of the beginning of fiscal 2011, we introduced **One Siemens** – our **framework for sustainable value creation**; for further information see ▷ *C.1.2.2 Strategy of the Siemens Group*. As part of One Siemens, we have developed a financial target system for capital-efficient growth that we believe will drive the value of our Company. Our goal is to achieve continuous improvement relative to the market and our competitors. The financial target system of One Siemens defines indicators for revenue growth, capital efficiency and profitability, the optimization of our capital structure, and our dividend policy. In addition, we set hurdle rates that generally need to be considered before acquisitions are executed.

C.1.3.1 REVENUE GROWTH

We believe that an important driver for increasing our Company's value over the long term is profitable **revenue growth**. Specifically, our goal is to grow our revenue faster than the average revenue growth of our most relevant competitors. For purposes of comparison to the revenue growth of our competitors, our revenue growth is calculated as the growth rate of reported revenue (as presented in the Consolidated Financial Statements). In fiscal 2011 and 2010 reported revenue growth was 7% and (2)%, respectively. Revenue growth adjusted for currency translation and portfolio effects was 7% and (3)% for fiscal 2011 and 2010, respectively.

Revenue growth

$$\left(\frac{\text{Revenue current period}}{\text{Revenue prior year period}} - 1 \right) \times 100\%$$

	FY 2011
Actual	7%
Adjusted[1]	7%

	FY 2010
Actual	(2)%
Adjusted[1]	(3)%

1 Adjusted for currency translation and portfolio effects.

C.1.3.2 CAPITAL EFFICIENCY AND PROFITABILITY

Our aim is to work profitably and as efficiently as possible with the capital of our shareholders and lenders. As part of One Siemens, we monitor our capital efficiency using adjusted return on capital employed, or **ROCE (adjusted)**, which is reported on a continuing operations basis. This measure assesses our income generation from the point of view of our shareholders and lenders. ROCE (adjusted) is defined as income from continuing operations before interest after tax divided by average capital employed. For information on the calculation of ROCE (adjusted) and its components, see ▷ *C.12 Additional information for supplemental financial measures*. Our target is to achieve a ROCE (adjusted) of 15% to 20%. Siemens' weighted average cost of capital (WACC) is currently estimated at approximately 7.5%. ROCE (adjusted) in the fiscal years 2011 and 2010 was 24.0% and 13.4%, respectively.

In line with common practice in the financial services industry, return on equity after tax, or **ROE (after tax)**, is used as our financial indicator for measuring capital efficiency at

Return on capital employed (ROCE) (adjusted) (continuing operations)

$$\frac{\text{Income from continuing operations before interest after tax}}{\text{Average capital employed}} \times 100\%$$

FY 2011	24.0%
FY 2010	13.4%

Target range: 15 – 20%

Financial Services (SFS). We define ROE (after tax) as SFS' profit after tax, divided by SFS' average allocated equity. For purposes of calculating ROE (after tax), the relevant income tax is calculated on a simplified basis, by applying an assumed 30% flat tax rate to SFS' profit, excluding income (loss) from investments accounted for using the equity method, net, which is basically net of tax already, and tax-free income components and other components which have already been taxed or are basically tax free. Our goal is to achieve ROE (after tax) of 15% to 20% at SFS. ROE (after tax) at SFS was 22.6% for fiscal 2011 and 24.8% for fiscal 2010.

Return on Equity (ROE) (after tax)

$$\frac{\text{SFS' profit after tax}}{\text{SFS' average allocated equity}} \times 100\%$$

FY 2011	22.6%
FY 2010	24.8%

Target range: 15 – 20%

We intend to maintain and further improve the profitability of our businesses. Our goal is to achieve margins comparable to the best competitors within our industries – throughout the entire business cycle. Our **adjusted EBITDA margins** are defined as the ratio of adjusted EBITDA (as presented in ▷ *C.3.3 Reconciliation to adjusted EBITDA (continuing operations)*) to revenue (as presented in ▷ *D.6 Notes to Consolidated Financial Statements*). We have defined adjusted EBITDA margin ranges for the respective industries of our three Sectors. These margin ranges are 10% to 15% for the industries that our Industry and Energy Sectors operate in, and 15% to 20% in the healthcare industry. The adjusted EBITDA margin for our Industry Sector was 13.3% in fiscal 2011, up from 11.4% in the prior year. The adjusted EBITDA margin for Energy was 14.3% in the current fiscal year, compared to 14.7% a year earlier. Healthcare's adjusted EBITDA margin was 15.7% in fiscal 2011, down from 20.1% in fiscal 2010. As of the beginning of fiscal 2012, concurrent with the launch of the new Infrastructure & Cities Sector, we have defined new margin ranges for the industries relevant to that Sector and the Industry Sector in its new composition. These margin ranges are 8% to 12% and 11% to 17%, respectively. The margin ranges for the industries relevant to our Energy and Healthcare Sectors remain unchanged.

Adjusted EBITDA margins FY 2011

	Margin	Target range
Industry	13.3%	10 – 15%
Energy	14.3%	10 – 15%
Healthcare	15.7%	15 – 20%

Adjusted EBITDA margins of respective markets throughout business cycle

C.1.3.3 CAPITAL STRUCTURE

Sustainable profit and revenue can be achieved only on the basis of a healthy capital structure. A key consideration for us in this regard is the maintenance of ready access to the capital markets through various debt products and the preservation of our ability to repay and service our debt obligations over time. Therefore, we use the ratio of adjusted industrial net debt to adjusted EBITDA for optimizing our capital structure. For information on this calculation and its components see ▷ *C.4.2 Capital structure*. Our goal is to achieve a ratio in the range of 0.5 – 1.0. Our capital structure ratios in the fiscal years 2011 and 2010 were (0.14) and 0.22, respectively.

Capital structure (continuing operations)

$$\frac{\text{Adjusted industrial net debt}}{\text{Adjusted EBITDA}}$$

FY 2011	(0.14)
FY 2010	0.22

Target range: 0.5 – 1.0

C.1.3.4 DIVIDEND POLICY

As part of One Siemens, we intend to provide an attractive dividend payout to our investors. We have therefore established a dividend policy of proposing an annual dividend rep-

resenting 30% to 50% of net income which for these purposes we adjust to exclude selected exceptional non-cash effects. We intend to fund the dividend payout from our generated Free cash flow. The Managing Board has proposed a dividend of €3.00 per share of the fiscal 2011 earnings of Siemens AG, representing a total payout of €2.6 billion based on shares outstanding as of September 30, 2011. Payment of the proposed dividend is contingent upon approval by Siemens shareholders at the Annual Shareholders' Meeting on January 24, 2012. Based on this proposal the dividend payout percentage would be 41% for fiscal 2011 based on net income of €6.321 billion. The percentage for fiscal 2010 was 46% based on a total dividend payout of €2.356 billion and net income of €4.068 billion. The net income for fiscal 2010 was adjusted for exceptional non-cash-effects of €1.069 billion related to impairment charges at Diagnostics.

Dividend payout percentage

$$\frac{\text{Total dividend payout}}{\text{Net income (adjusted)}} \times 100\%$$

FY 2011	41%	
FY 2010[1]	46%	

Target range: 30 – 50%

1 Adjusted for exceptional non-cash effects of €1.069 billion related to impairment charges at Diagnostics in fiscal 2010.

C.1.3.5 ADDITIONAL INDICATORS

In addition to the financial indicators discussed above, we use several other metrics to assess the economic success of our business activities. To determine whether a particular investment is likely to generate value for Siemens, we use net present value or economic value added (EVA™). EVA™ considers the cost of capital in calculating value creation by comparing the expected earnings of an investment against the cost of capital employed. EVA™ is also an indicator for measuring capital efficiency in our Sectors and SFS.

To measure our liquidity management, we analyze the net working capital turns of our operating activities, as well as the capital expenditure rate, defined as the ratio of additions to intangible assets and property, plant and equipment and additions to assets held for rental in operating leases to depreciation and impairments of property, plant and equipment, net of reversals of impairments as well as amortization and impairments of intangible assets, net of reversals of impairments (as presented in ▷ D.6 Notes to Consolidated Financial Statements). Goodwill impairment is excluded. For our capital expenditure rate, we have set a target range of 95% to 115%. For further information, see ▷ C.4.4 Capital resources and requirements. In addition, we set hurdle rates that generally need to be considered before acquisitions are executed. In general, acquisitions need to be accretive to EVA™ within two years after the closing of the transaction and need to be in line with our ROCE (adjusted) target within three years after the integration.

C.1.4 Value chain

C.1.4.1 RESEARCH AND DEVELOPMENT

In fiscal 2011, our research and development (R&D) activities were targeted as before on: (1) ensuring long-term future viability, (2) enhancing technological competitiveness, and (3) optimizing the allocation of R&D resources.

As in previous years, in fiscal 2011 intelligent innovation management helped Siemens develop key technologies and bring important innovations to market maturity. Examples of successful innovations from Siemens' Environmental Portfolio in fiscal 2011 include the latest generation of gas turbines as well as High-Voltage Direct Current (HVDC) transmission technology. The world's most high-powered gas turbine is currently operating in Irsching, Bavaria. In combination with a steam turbine, it reached an extraordinary efficiency level of 60.75% and an output of 578 megawatts in May 2011. Beginning in 2013, six of these turbines will be operating in Florida, where Florida Power & Light is modernizing its power plants in order to achieve net savings of almost US$1 billion over the turbines' lifecycle. HVDC technology can transport electricity over thousands of kilometers with minimal losses – for example in China, where a Siemens HVDC transmission line carrying a world-record 800,000 volts connects hydroelectric power plants in Yunnan Province with metropolitan areas in the Pearl River Delta. This technology is also ideally suited to connect wind parks located far offshore with power grids on land with a high degree of energy efficiency.

The overall focus of our R&D activities – for example, those in our Environmental Portfolio – is on increasing the efficiency of both renewable and conventional power generation, improving low-loss power transmission, as well as on finding new solutions for intelligent power networks (*smart grids*), solar energy, carbon dioxide separation in power plants, and energy storage systems for volatile renewable energies. Further focus areas are the promotion of more efficient energy

use in building technology, industry, and transportation, including for instance electric vehicles – from drives to faster charging stations – as well as the further development of water and air purification systems and drinking water purification with new membrane technologies. Our researchers and developers are laying the foundation of our sustainable growth. Since 1995, Siemens has been awarding the title Inventor of the Year to particularly successful R&D employees whose inventions are making a significant contribution to our Company's success. The innovators who won awards in calendar year 2010 alone have registered approximately 1,300 patents.

We aim to continue to strengthen our innovation capability. In fiscal 2011, Siemens spent €3.925 billion on R&D. The intensity of our R&D activities, defined as the ratio of R&D expenses and revenue, was 5.3% for the current fiscal year, an increase compared to fiscal 2010.

R&D intensity

	Research and development expenses (in billions of €)	Research and development intensity[1]
FY 2011	3.925	5.3%
FY 2010	3.558	5.2%
FY 2009	3.597	5.1%

1 R&D intensity is defined as the ratio of R&D expenses and revenue.

The Industry Sector invested €1.6 billion with an R&D intensity of 5.0%; the Energy Sector €1.0 billion with an R&D intensity of 3.5%; and the Healthcare Sector €1.2 billion with an R&D intensity of 9.4%. Corporate Technology (CT), our central research department, spent additional R&D funds.

In our continuing operations, we had an average of approximately 11,800 R&D employees in Germany and approximately 16,000 R&D employees in about 30 countries outside of Germany during fiscal 2011, including the U.S., China, Austria, India, Slovakia, Switzerland, the U.K., Croatia, Sweden, Denmark, Mexico, and France.

Siemens now holds approximately 53,300 **patents** worldwide in its continuing operations, compared to approximately 51,400 patents last year. In terms of the number of published patent applications in calendar year 2010, Siemens in total ranked third in Germany and – for the first time in the company's history – first in Europe. In terms of the number of patents granted in the U.S., Siemens in total ranked ninth in calendar year 2010. This marked the first time since 2005 that we were placed among the top ten. By comparison, in calendar year 2009 Siemens occupied the third place in Germany, second place in Europe, and 13th place in the U.S. Siemens employees registered approximately 8,600 inventions in fiscal 2011 – approximately 40 per working day.

R&D indicators[1]

(in thousands)	FY 2011	FY 2010
Employees[2]	27.8	27.2
Inventions[3]	8.6	7.9
Patent applications[4]	4.3	3.7

1 Continuing operations.
2 Average number of employees in fiscal year.
3 Number of inventions submitted by Business Units based on an internal reporting.
4 First filings as part of the inventions submitted to patent offices.

In fiscal 2009, Siemens introduced **Open Innovation**, a new approach to innovation that is the key to our future. With this approach, the days of closed doors in the laboratory are over. The aim of Open Innovation is to bring together the world's best people from the fields of science and business. Cooperations with top international universities and non-university research institutes are essential for the research and development activities of Siemens. An international structure enables us to stay in tune with the times, recruit the best people for our teams, and integrate various cultures and research approaches into the organization. That is the reason why Siemens enters into or maintains more than 1,000 research partnerships every year with universities, research institutes, and industrial companies all over the world. The great variety of Siemens' partnerships, networks, and contacts has already led to the development of many innovations at our Company. In fiscal 2011, the Open Innovation approach has received awards all over the world. Siemens was the winner among 41 competitors for the title The European Most Admired Knowledge Enterprise (MAKE), which is granted annually by the U.K.-based corporate consulting company Teleos. Further, in 2011 the Chinese business magazine Global Entrepreneur honored Siemens' Corporate Technology in China as the best R&D center in the country – for the third time in a row.

In addition, Siemens takes part in publicly funded research programs sponsored by such organizations as the European Commission, the German Federal Ministry of Research and Education, the German Federal Ministry of Economics and Technology, and the German Federal Ministry of the Environment, Nature Conservation and Nuclear Safety. Siemens researchers have participated in hundreds of projects funded by the European Union since 1984. According to a current

analysis, Siemens therefore is one of the most successful industrial companies in the European Commission's research programs. The most important research areas include the development of sustainable technologies, the networking of machines, new technical materials, and sustainable and innovative methods of diagnosis and treatment in the public health system. Siemens' participation in such research programs enables the Company to stay abreast of the latest developments in a variety of innovation and research areas and to obtain large amounts of new knowledge within its international research partnerships. At the same time, particularly valuable networks are being formed with the world's best research institutes, with customers and competitors, and of course with the most talented up-and-coming young researchers as well.

Corporate Technology (CT) works closely with the R&D teams of our Sectors and Divisions. To facilitate this cooperation, CT, which has more than 6,400 employees, is set up as a global network with primary locations in Germany, the U.S., Austria, Slovakia, Russia, India, China, Japan, Denmark, and Singapore. Among CT's employees, more than 3,500 software engineers at locations in Europe, India, and China develop and implement software for new products and services for our Sectors.

The Sectors concentrate their R&D efforts on the next generation of their products and solutions, which they are preparing for a successful market launch. By contrast, the aim of the worldwide network of our CT experts is to be a strong innovation partner for the Siemens operational units and to use their expertise to safeguard our Company's technological future in strategically important areas. CT's employees contribute their in-depth understanding of fundamental technologies, models, and trends, as well as substantial software and process know-how to Siemens. The CT organization cooperates with universities and with the research community all over the world.

The roughly 50 technology fields covered by CT's global research network include materials that help to enhance the efficiency of Siemens solutions; security, software, and system know-how; microsystems; production processes; energy technology; and sensorics. CT is also researching new solutions for automation, medical information systems, and imaging processes.

CT's technology portfolio is supplemented by lighthouse projects which are designed to create new business opportunities for Siemens, including electric mobility, smart grids, and the processing and recycling of raw materials. All of these are areas of tremendous strategic importance for Siemens.

In addition to research and development, CT also handles global patent management for Siemens. More than 400 experts support the Company in areas such as the registration, implementation, and exploitation of its industrial property and trademark rights.

Among the R&D priorities in the **Industry** Sector is the IT-based integration of product planning and production processes into product lifecycle management. The objective is to accelerate the processes at each point along the value-added chain with the aim of reducing time to market by as much as 50%. The further development of automation technology, especially software, plays a crucial role in this respect. In addition, the Industry Sector is striving to achieve greater energy efficiency, lower the consumption of raw materials, and reduce emissions. The same goals are being pursued in connection with the development of high-performance building control technology, transportation systems featuring energy-saving drives, and our Complete mobility approach, which aims to integrate the various transportation systems in order to bring people and goods to their destinations more rapidly, more efficiently, and more comfortably. The new ICx long-distance train will also be part of this approach to mobility. In May 2011, Siemens and the German railroad company Deutsche Bahn signed a contract for construction of up to 300 units of this model. The ICx is one of the world's most modern trains. We expect these innovative trains to consume about 30% less energy per seat than Deutsche Bahn's existing fleet. This advance is due to improved aerodynamics and lighter construction, which reduces the weight of a 200-meter train by some 20 metric tons.

Our R&D activities in the **Energy** Sector are focused on developing methods for the efficient generation, transmission, and distribution of electrical energy. In this regard, the conversion of existing power grids to smart grids, in particular, is expected to play a major role. These intelligent grids are the prerequisite for sustainable energy systems and for achieving the optimal integration of increasingly large amounts of renewable energies and future electric vehicles into the energy mix. Other focal points include gearless wind power plants the

number of components of which has been halved in order to reduce maintenance costs and increase profitability for the customer; innovative technologies for the low-loss transmission of electricity; the use of new gas turbine generations to enhance power plant efficiency; materials for turbine blades; and technologies for separating the greenhouse gas carbon dioxide from the flue gas produced by fossil fuel-fired power plants.

R&D activities in the **Healthcare** Sector are influenced strongly by rapid population growth and significant demographic changes, including, in particular, rising life expectancies, low birth rates, and the inversion of historical age-group pyramids in Europe, the U.S. and other populous areas of the world. These trends put increasing pressure on healthcare providers and healthcare technology to gather more accurate diagnostic information more efficiently, about a wider range of potential disease conditions, and integrate that information more effectively with treatment options. Accordingly, the R&D activities of the Healthcare Sector focus particularly on innovations that assist customers in optimally meeting this challenge. One area of innovation involves a combination of various imaging methods that provide increasingly detailed and faster three-dimensional insights into the body of a patient, while subjecting him or her to less discomfort. One example is the world's only fully integrated whole-body magnetic resonance (MR) and positron emission tomography (PET) system, Biograph mMR, which for the first time allows physicians to simultaneously see the position of organs within the body, their function, and their metabolism. In this way they can, for example, see the position of a tumor, identify its type, and observe its activity. Siemens combines imaging processes of this kind with modern therapeutic measures, laboratory diagnostics, and information technology to create vastly improved, coordinated workflows. In its efforts to optimally respond to market demands, the Healthcare Sector gives equal priority to product innovations that automate clinical work processes and on optimizing laboratory diagnostics. As a result of the information provided by the various diagnostic methods, doctors are in a position to identify diseases even more precisely and at an earlier stage. They are also able to tailor therapies more closely to a patient's needs by monitoring the effect of medications more accurately and exploiting the evaluation and analytical capabilities of modern computer technology. The Sector is also involved in the targeted development of products that meet the specific requirements of healthcare systems of emerging countries, which enables us to assist in developing primary medical care in these countries.

C.1.4.2 SUPPLY CHAIN MANAGEMENT

Supply chain management at Siemens aims to contribute to the success of our businesses in a significant and sustainable way. The principal goal of all our supply chain management activities is to ensure the availability and quality of the materials we require to serve our customers. To achieve this goal, we need a globally balanced, localized and close-knit network with our supply base, a well-designed cross-functional approach to leverage the innovation power of our supply base for Siemens, together with a clear focus on global functional excellence in execution. Last but not least, we believe that putting a special effort in attracting and developing the best employees is a prerequisite to excel in all of the above mentioned fields.

The past fiscal year proved to be a year of significant challenges for our supply chain management. Dynamic developments in the global economy put strong upward pressure on prices in supplier markets. In addition, certain developments presented particular challenges for our global supply chain network. Examples include sharp price increases for rare earth metals and the Fukushima incident in Japan. Our network managed to rise to these challenges in all respects. Especially with regard to the incident in Japan, Siemens avoided supply shortages and consequential line stops while further strengthening its trusted, long-term relationships with Japanese suppliers. Overall, our supply chain activities continued to contribute in a substantial and sustainable way to the success of our businesses in the current fiscal year.

The Supply Chain Management Initiative which we started in 2009 was transferred into a permanent organization in 2010. A central element of the initiative was a competitive, globally balanced supply chain network. One key to achieving this balance is increasing the share of our sourcing that comes from emerging markets (Global Value Sourcing countries), which is measured in our Global Value Sourcing share. We had set ourselves the goal to increase this share to 25% of Siemens' total purchasing volume in the medium term. We achieved this goal by the end of fiscal 2011, with 27% for Siemens in total. The global balance of our supply chain network continues to be a central part of our supply chain management strategy.

Another important topic for supply chain management at Siemens is **sustainability in our supply chain**. Siemens requires all its suppliers to comply with the principles of our Code of Conduct for Siemens Suppliers and to support its implementation in their own supply chains as well. We also initi-

ate worldwide on-site sustainability audits by external experts to ensure the fulfillment of our standards and to encourage sustainable business conduct throughout our entire global supply chain. In addition, we made the Siemens Energy Efficiency Program available to suppliers. We work with our suppliers to conduct environmental and energy efficiency checks, and identify opportunities for reducing the consumption of energy and other resources. In this regard, we draw upon the expertise and know-how gained in connection with our own environmental program and our Environmental Portfolio. With the start of the roll-out in the current fiscal year, we are focusing first on a consulting approach with onsite assessments at selected suppliers. In fiscal 2012, a second wave of the Siemens Energy Efficiency Program will follow featuring a cost-free self-assessment tool. So far we have received positive feedback on the program and are confident that the first 1,000 suppliers will have joined it by the end of fiscal 2012.

C.1.4.3 PRODUCTION AND QUALITY MANAGEMENT

In-house production is one of the most important cornerstones of our operations. Siemens operates in excess of 285 **major production and manufacturing plants** in more than 40 countries worldwide, including facilities at certain joint ventures and associated companies. A major production and manufacturing plant is defined as a facility at Business Unit level, in which raw or source materials are transformed into finished goods on a large scale by using equipment and production resources such as machines, tools, energy and labor. Around 140 major production and manufacturing plants are located in the region Europe, C.I.S., Africa, Middle East; around 75 major production and manufacturing plants are located in the region Americas and around 70 major production and manufacturing plants are located in the region Asia, Australia. With more than 135 major production and manufacturing plants, the Industry Sector accounts for the greatest proportion of these, followed by the Energy Sector (around 110 major facilities) and the Healthcare Sector (around 40 major facilities).

Key elements of our production site strategy are the sustained improvement in the cost position for our products and solutions as well as the development of new markets. In one of our largest growth markets, China, we have a presence based on 45 major production and manufacturing plants. One of the most significant features of our production activities is the diversity of products, volumes and processes: The spectrum of our products ranges from hearing aids to a 600-tonne steam turbine; production volume can be anything from a single customer-specific order to high-tech serial production; and production processes range from automated production in clean-rooms to manual final assembly of major installations on construction sites.

Through the adoption of the **Siemens Production System (SPS)** we aim to continuously improve our global production processes. The SPS is our structured approach to designing and operating the production operations of Siemens in accordance with the Lean principles. These principles are directed at generating customer value by reducing activities with no customer value add in our business processes through various methods and principles. This helps us satisfy the increasingly demanding requirements of our customers as well as consolidate our cost position and that of our customers compared with competitors.

With the implementation of the Lean principles in our production operations we aim to simultaneously achieve both shorter lead times and higher quality in our processes, products and solutions. This again enables us to react even more flexibly to our customers' demands and to increase our delivery reliability. Our employees play a major role in this process by living the principle of continuous improvement. By now, the SPS has already been established in more than 150 of our major production and manufacturing facilities worldwide.

It is our strategy to ensure that all of our production and manufacturing facilities apply the Lean principles and that these principles are also adopted by indirect functions such as administration or engineering. For the latter purpose, we have widened the range of our **lean expert qualifications** by adding specific training programs for employees engaged in administration and engineering & development. By the end of fiscal 2011, an accumulated total of more than 370 employees have joined (and in part already completed) lean expert qualification programs for production and / or administration.

Another important step in fiscal 2011 was the set-up of SPS coordinators in our regional organizations in order to provide specific support to the Divisions in their local production facilities.

We believe that Siemens is known for high **quality** as an essential component of meeting customer needs. Outstanding quality in our products and solutions is therefore a key success factor for our Company. We aim to maintain a strong culture of continuous improvement and high transparency. In this context Siemens has developed a comprehensive quality

approach throughout the Company to increase the quality of its products and processes. Siemens has defined binding standards in the areas of quality responsibility, quality controlling, process quality and quality awareness for all Siemens units worldwide.

The quality management organization, with some 10,000 employees in our continuing operations, is well-established at all levels of our business and is operating actively for quality management and quality assurance within our Sectors, Divisions, Business Units, and regional Clusters. In particular, it is important to ensure that quality is measurable and transparent. Our main objective in terms of quality is high customer satisfaction, which we measure using the Net Promoter Score. For further information on the Net Promoter Score, see ▷ *C.1.4.4 Distribution and customer relations.* Internal audits and assessments, together with regular benchmarking, help us to ensure the effectiveness and further development of our quality management. The Siemens Quality Management meets – and in many respects exceeds – the requirements of relevant recognized international standards.

The quality of our products and processes critically depends on the capabilities of our employees. **Training on quality** is an integral part of our corporate culture. Siemens provides a comprehensive range of opportunities for quality managers, managers and employees to develop their skills. The professional development options include web-based solutions, training plans specific to particular target groups, and on-the-job training. The customized portfolio of training courses is regularly expanded to complement the traditional areas of the Siemens Quality Management approach like quality management in projects, inspections and audits as well as quality tools. Training courses are developed in cooperation with experienced internal personnel and experts from universities and partner institutions. In this way, we ensure that there is a high degree of transfer of expertise within the Company as well as with external specialists.

Product safety is an essential aspect of product quality and an element of technical compliance. For this reason product safety is also a comprehensive objective of the entire value-added process. Safe product design encompasses the safety of all products and services developed, manufactured and sold by Siemens. It involves and defines requirements for just about every function in the Company und addresses the entire lifecycle from development, production and maintenance/repair to enhancement/modification until final disposal. Accordingly, we consider legal requirements and relevant standards as well as the current state of science and technology.

C.1.4.4 DISTRIBUTION AND CUSTOMER RELATIONS

Our Sectors, Divisions and Business Units have global responsibility for their business, sales and results. They are able to support customers around the world directly from their respective headquarters, especially for large contracts and projects. However, most of the Siemens customers are small and medium-sized companies and organizations, which require local support. To address local business with them, Siemens is able to draw upon a large global sales force which is steered by our regional companies. They are responsible for the distribution of the Siemens portfolio across our Sectors and Divisions in their respective countries. This keeps Siemens close to its customers around the world and offers them local partnerships that provide fast and tailor-made solutions to their business needs. We believe that our presence in around 190 countries gives us an important competitive edge in our markets. Because of our long-lasting local presence we are often perceived as local citizens. Taking the fast-growing BRIC countries as an example, we founded our first subsidiary in Russia in 1855, opened our first permanent office in China in 1904, founded our Brazilian subsidiary Siemens do Brasil in 1905 and our first Indian subsidiary in 1924. An elementary component of all our global marketing and selling activities is compliance with applicable laws and internal rules and regulations. For additional information regarding our Compliance Program, see ▷ *C.1.5.4 Compliance.*

An important driver of customer orientation at Siemens is our **Executive Relationship Program** which focuses on our large customers and which we further expanded during fiscal 2011. It is our way of establishing and shaping long-term relationships with executives of around 100 of our customers. We have established this program on a Managing Board level: all members of our Managing Board keep in direct contact with key customers, and thereby maintain a constant dialogue with them as well as personally listen to their needs. In addition, this program was introduced on a country level involving senior management representatives from our regional companies.

Building long-lasting and customer-focused strategic partnerships is important for Siemens as our portfolio primarily focuses on capital goods and related services, often with long lifecycles. We therefore have a structured **key account man-**

agement approach in place that allows a tailor-made set-up fitting our customers' size and regional structure. Our Regional Account Managers are responsible for our customers in certain countries or regions, across our businesses. Our Global Account Managers are responsible for our worldwide business activities with customers of specific Divisions. Finally, our Corporate Account Managers are responsible for our large customers with business activities across several geographical regions and more than one Siemens Division.

For specific markets that are of strategic relevance for more than one of our Divisions, Siemens has established **Market Development Boards** which steer our key account management activities for large customers and develop market opportunities for Siemens. The Market Development Boards aim to create synergetic effects by combining the interests and resources of multiple Divisions and by developing and implementing a coordinated market presence for Siemens. This approach enables us to provide customers with a comprehensive spectrum of products, solutions and services across all our businesses from a single source, helping them to address their most prominent challenges. We believe this significantly enhances our competitive position, because we can better understand the needs of these markets, deliver specific solutions drawn from the entire Siemens portfolio, and utilize our global competencies and resources.

To ensure the high quality and continuous improvement of our customer support, we have developed our Account Management Excellence Program and our Sales Management Excellence Program. We carry out strength-and-weakness analyses as well as training and qualification measures under these programs, aiming to ensure consistently high standards in our worldwide customer relationship management. In fiscal 2011 we introduced our Key Account Manager Certification Program to ensure high quality and consistent standards at our customer interfaces.

The customer relationship management of Siemens is well respected externally. In fiscal 2011, Siemens received the "Program of the Year" award from the Strategic Account Management Association (SAMA). Furthermore, in the Dow Jones Sustainability Index (DJSI) 2011 Siemens again achieved a top position in customer relationship management rankings in the "Diversified Industrials" sector. We are also responding to an increasing number of customers and partners that seek our expertise for further developing their own key account management programs.

Ultimately, our success depends on the satisfaction of our customers and their willingness to recommend us to other companies. In order to measure their approval, further strengthen our customer focus and monitor how our relations are developing, we use the **Net Promoter Score** as a uniform, company-wide standard. This internationally recognized and widely accepted indicator, which measures how likely our customers are to recommend us, is based on surveys we conduct worldwide once a year. In fiscal 2011, the survey drew on more than 25,000 interviews. The results of the survey enable Siemens to benchmark internally on a Division and regional level as well as externally, and to identify areas for improvement. Follow-up activities on the Corporate and Sector levels are started immediately after the completion of the annual survey, and we are closely monitoring progress with specific activities.

C.1.5 Sustainability

C.1.5.1 SUSTAINABILITY AT SIEMENS

Siemens has defined sustainability as the guiding principle of its corporate strategy. All our actions are governed by the fundamental resolve to act responsibly on behalf of future generations to ensure economic, environmental and social progress. The three dimensions of sustainable development – the environmental, the business and the social dimension – are therefore the fundamental basis of our activities. In the environmental dimension, we are providing innovative products and solutions to improve both our own ecobalance and that of our customers and suppliers. In the business dimension, we are focusing on long-term value creation, as presented in other sections of this Combined management's discussion and analysis, including ▷ *C.1.4.1 Research and development*. And in the social dimension, we are fostering the development of our own employees and striving to be good corporate citizens in all the communities in which we are active.

Sustainability management and organization

Efficient sustainability management is a company-wide task that requires a clear organizational structure and a thorough anchoring of sustainability in our corporate culture. All our sustainability activities are steered by the **Chief Sustainability Officer**, who is a member of our Managing Board. In order to coordinate and manage our sustainability activities efficiently, we established the Sustainability Board, the Sustainability Office and the Siemens Sustainability Advisory Board.

Sustainability Board



Chief Sustainability Officer
Sustainability Board
Head of Corporate Legal and Compliance
CEO of Customer Services (Industry)[1]
CTO of Energy (Energy)
CEO of Imaging & Therapy Systems (Healthcare)
CEO of Rail Systems (Infrastructure & Cities)[1]
Head of Corporate Finance – Reporting and Controlling
Head of Corporate Research and Technology
Head of Corporate Strategies
Head of Environmental Protection, Health Management and Safety
Head of Corporate Communications and Government Affairs
Head of Corporate Human Resources EMEA
Chief Compliance Officer

1 In accordance with the new Sector structure as of October 1, 2011.

The **Siemens Sustainability Board**, which is chaired by the Chief Sustainability Officer, is the central steering committee for sustainability at Siemens. In its regular meetings, it sets our sustainability strategy and adopts appropriate measures and initiatives. Our Chief Sustainability Officer also manages the **Sustainability Office**, which is responsible for implementing the sustainability strategy and for coordinating company-wide programs and measures. In our Sustainability Program we focus targets and activities in three areas: Business impact, "Walk the talk," and Stakeholder engagement. In the first area we turn our approach to sustainability into concrete business opportunities (see Environmental Portfolio in ▷ *C.1.5.2 Environmental protection*). "Walk the talk" means we are committed to embedding sustainability throughout our organization and operations. In the third area we focus on the collaboration with all relevant stakeholders.

To help us maintain an objective perspective on our sustainability challenges and performance, we have also created the **Siemens Sustainability Advisory Board** composed of eight eminent figures in science and industry from a range of disciplines and regions of the world. None are employees of Siemens. The Board meets at least twice a year, and through professional exchanges and concrete initiatives has already contributed to the further development of our sustainability program.

Furthermore, assigned Sustainability Managers in the Sectors and Clusters ensure that sustainability measures are implemented in the Company.

Collaborating for sustainability and performance

Our sustainability efforts are generally based on our Business Conduct Guidelines, which provide the ethical and legal framework within which we conduct our business activities. They contain the basic principles and rules for our conduct within our Company and in relation to our external partners and the general public. Specific issues, such as those relating to the environment, are covered in more detailed regulations and guidelines. This comprehensive set of rules is generally binding for all companies controlled by Siemens.

Furthermore, we believe that close collaboration with stakeholders is supportive for us to address complex, interlocking sustainability challenges and topics. Maintaining an intensive dialogue with partners along the supply chain and with external stakeholder groups and organizations is important for us: Siemens is actively engaged with leading global sustainability organizations, such as the World Business Council for Sustainable Development (WBCSD), and committed to international standards and guidelines for sustainability. For example, we signed on to the United Nations Global Compact in 2003 and became a signatory to the Global Compact's CEO Water Mandate in 2008. In fiscal 2011, we joined the Global Compact's Caring for Climate initiative as member of the steering committee. We regularly report on our sustainability performance using the current guidelines of the Global Reporting Initiative (GRI), which aim at high transparency and comparability for corporate sustainability reporting.

Siemens has been named to the widely respected Dow Jones Sustainability Index for twelve consecutive years and is a sector leader in 2011 for "Diversified Industrials." We also earned high ratings on a number of other indexes and rankings,

including those created by the prestigious Carbon Disclosure Project (CDP). Siemens was included in CDP's Global 500 Carbon Disclosure Leadership Index (CDLI) for the fourth time in a row with one of the top scores in the world.

C.1.5.2 ENVIRONMENTAL PROTECTION

Key performance indicators

	Year ended September 30, 2011	2010
Revenue generated by the Siemens Environmental Portfolio (continuing operations; in billions of €)	29.9	27.4
Accumulated annual customer reductions of carbon dioxide emissions generated by elements from the Siemens Environmental Portfolio (continuing and discontinued operations; in millions of tons; including an accumulated amount of 68 million tons and 59 million tons related to OSRAM at the end of fiscal 2011 and 2010, respectively)	317	269
Percentage of sites with implemented environmental management system	100%	81%
Carbon dioxide efficiency improvement compared to the baseline in fiscal 2006	22%	18%
Primary energy and district heat efficiency improvement compared to the baseline in fiscal 2006	26%	23%
Electrical power efficiency improvement compared to the baseline in fiscal 2006	12%	11%
Waste efficiency improvement compared to the baseline in fiscal 2006	14%	10%
Water efficiency improvement compared to the baseline in fiscal 2006	33%	28%

For Siemens, environmental protection has two aspects. The first is making a substantial contribution to climate protection through our Environmental Portfolio. The second aspect is improving resource efficiency and keeping emissions as low as possible in the conduct of our own business.

Environmental Portfolio

Our Environmental Portfolio serves as an example of how we strive to align our business activities with the aforementioned megatrends, in this case climate change. The Environmental Portfolio consists of products, systems, solutions and services (Environmental Portfolio elements) that reduce impacts on the environment and emissions of carbon dioxide and other greenhouse gases (defined together in the following as carbon dioxide emissions) responsible for climate change.

In addition to its environmental benefits, our Environmental Portfolio enables us to compete successfully in attractive markets and generate profitable growth. In fiscal 2010, we have set ourselves a revenue target for the Environmental Portfolio within the One Siemens framework – to exceed €40 billion in revenue from the Environmental Portfolio by the end of fiscal 2014. We continue to strive for that goal, although due to our announced planned initial public offering of OSRAM AG, it will be more challenging to achieve it.

Including revenues from newly developed and additionally qualified elements and excluding revenues from elements that no longer fulfill our qualifications, revenues from continuing operations from the Environmental Portfolio in the current year amounted to €29.9 billion, up from the comparable revenues of €27.4 billion in fiscal 2010. This means that in fiscal 2011 our Environmental Portfolio already accounted for 41% of our revenues from continuing operations. In addition, OSRAM, which is presented in discontinued operations, reported revenue from Environmental Portfolio elements of €3.7 billion in fiscal 2011, compared to €3.3 billion in fiscal 2010.

With our Environmental Portfolio we intend, among other things, to help our customers to reduce their carbon dioxide footprint, cut their energy costs and improve their profitability through an increase in their productivity. Our target for 2011 was to help our customers reduce their annual carbon dioxide emissions by approximately 300 million tons. With the total of our Environmental Portfolio elements that were installed at customer locations since the beginning of fiscal 2002 and remain in use today, we achieved our goal and reduced customer carbon dioxide emissions by 317 million tons by the end of fiscal 2011.

Reporting principles – As there are currently no accepted international standards for identification and reporting of so-called green products, we report the revenue from our Environmental Portfolio and the annual customer reductions of carbon dioxide emissions generated by it in accordance with internal regulations defined in our Environmental Portfolio Guideline. This Guideline is based on the Reporting Principles of the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard, revised edition, and the Greenhouse Gas Protocol for Project Accounting. Those principles are relevance, completeness, consistency, transparency, accuracy and conservativeness. The revenue generated by the Environmental Portfolio is recognized in accordance with revenue recognition policies as described in ▷ *Note 2 in D.6 Notes to Consolidated Financial Statements.*

Governance – processes and definitions – The qualification of Environmental Portfolio elements as well as their respective reporting is based on defined processes and criteria. In principle, products, systems, solutions and services of Siemens AG and its subsidiaries may qualify for the Environmental Portfolio. The entire Siemens business portfolio is reviewed annually regarding the qualification of Environmental Portfolio elements based on the criteria described below. This covers the inclusion of newly developed elements as well as the integration of additionally qualified elements where evidence of fulfillment of the qualification criteria was not available in prior reporting periods. For additionally qualified Environmental Portfolio elements, we report their prior-year revenue and prior-year contribution to reducing customer carbon dioxide emissions on a comparable basis. Elements that no longer fulfill our qualification criteria are excluded from our Environmental Portfolio.

Prior to inclusion in the Environmental Portfolio, potential new Environmental Portfolio elements have to undergo a multilevel internal evaluation process. The Siemens Sustainability Board annually acknowledges changes in the composition of the Environmental Portfolio. One task of the Sustainability Board is also to discuss potential concerns of stakeholders with regard to the inclusion or deletion of certain technologies in the Environmental Portfolio.

Criteria for inclusion of Environmental Portfolio elements – An Environmental Portfolio element can be a product, a system, a solution or a service as defined above. Furthermore, a core component of a system or solution may qualify as an Environmental Portfolio element if the component provided by Siemens is key to enabling environmental benefits resulting from the system's or solution's overall application. To qualify for inclusion in the Environmental Portfolio, an element must meet one of the selection criteria, which are energy efficiency, renewable energy or environmental technologies. Products, systems, solutions and services with planned application in military use or nuclear power are not included in the Environmental Portfolio.

> **Energy efficiency:** The criteria for energy efficiency are an improvement in energy efficiency of 20% or more during the customer use phase compared to the applicable baseline, or a reduction of at least 100,000 metric tons of carbon dioxide equivalents per reporting period in the customer use phase. Examples of elements that meet the energy efficiency criterion are combined cycle power plants and intelligent building technology systems.

> **Renewable energy:** This criterion covers technologies in the field of renewable energy sources such as wind turbines and solar power or smart grid applications and their respective core components.

> **Environmental technologies:** This criterion is related to water and wastewater treatment, air pollution control, waste reduction, recycling, e-car infrastructure and its core components. Additionally, a criterion for the Healthcare Sector is an environmental impact reduction in terms of noise, radiation or total weight of at least 25% compared to the baseline.

Baseline methods – Energy efficiency, annual customer reduction of carbon dioxide and environmental impact are all assessed by a comparison with a reference solution (baseline). There are three different options for the reference solution: before-after comparison, comparison with a reference technology or comparison with the installed base. The baselines are reviewed annually and, if necessary, adjusted, such as when statistical data on the installed base is updated because of technical innovations or regulatory changes. The calculation of the reduction of carbon dioxide emissions is based on a comparison for every relevant Environmental Portfolio element with a baseline. For this calculation, we focus on those elements that have a material impact on the overall carbon dioxide emissions reduction. For some emission reduction calculations, the baseline reference for the installed base is determined using known global emission factors such as those for power production. The baselines used for our calculations are mainly based on data of the International Energy Agency (IEA) for gross power production and for grid losses, on data from the Intergovernmental Panel on Climate Change (IPCC) for fuel based emission factors, and our own assessments of power production efficiency. For consistency reasons, we generally apply global emission factors for calculating emission reductions.

Reporting estimates – The inclusion of elements in the Environmental Portfolio is based on criteria, methodologies and assumptions that other companies and other stakeholders may view differently. Factors that may cause differences, among others, are: choice of applicable baseline methodology, application of global emission factors that may be different from local conditions, use patterns at customers that may be different from standard use patterns used for carbon dioxide abatement calculations and expert estimates if no other data is available.

To date, there is no applicable international standard that applies across companies for qualifying products, systems, solutions and services for environmental and climate protection, or for compiling and calculating the respective revenues and the quantity of reduced carbon dioxide emissions attributable to such products, systems, solutions and services. Accordingly, revenues from our Environmental Portfolio and the reduction of our customers' annual carbon dioxide emissions may not be comparable with similar information reported by other companies. Furthermore, we subject revenues from our Environmental Portfolio and the reduction of our customers' annual carbon dioxide emissions to internal documentation and review requirements which are less sophisticated than those applicable to our financial information. We may change our policies for recognizing revenues from our Environmental Portfolio and the reduction of our customers' annual carbon dioxide emissions in the future without previous notice.

As in previous years, we again commissioned an independent accounting firm with a limited assurance engagement to review the reported results for our Environmental Portfolio for fiscal 2011. This review was conducted in accordance with the International Standard on Assurance Engagements (ISAE) 3000, Assurance Engagements Other than Audits or Reviews of Historical Financial Information. Nothing came to the independent accounting firm's attention that would cause them to believe that the section "Siemens Environmental Portfolio 2011" of the Environmental Portfolio Report 2011 – containing the revenues generated by the Environmental Portfolio and the annual customer reduction of carbon dioxide emissions attributable to it – has not been prepared, in all material respects, in accordance with the defined reporting principles.

Environmental performance

Protecting the environment is a central component of our corporate strategy. By maintaining high environmental management standards, we work to overcome environmental challenges throughout the world.

Environmental management – Our worldwide system of environmental management is based on our Business Conduct Guidelines. Specific environmental issues, such as those relating to hazardous materials, are covered by more detailed regulations and guidelines. Our environmental management rules are generally binding for all companies controlled by Siemens.

A core task of environmental management is tracking our environmental performance, for example with respect to energy and resource efficiency. Our monitoring and tracking system covers all our sites that exceed specific thresholds for resource consumption or waste volume. Sites that exceed those thresholds or have installations requiring authorization or notification also must implement an environmental management system (EMS) conforming to the international ISO 14001 standard. Our Divisions are allowed to choose either external certification of their management systems or internal audits that meet external certification standards. At the end of fiscal 2011, 321 locations had verified environmental management systems in place compared to 274 at the end of fiscal 2010. Consequently, 100% of our sites have successfully implemented an EMS by the end of fiscal 2011, compared to 81% in 2010. Thus, we have achieved our goal of implementing environmental management systems at all environmentally relevant sites by the end of fiscal 2011.

Environmental program – Our current environmental program was launched in fiscal 2007, using fiscal 2006 as the baseline. Environmental performance is normalized to plant revenue on a portfolio-adjusted basis. Our targets included the following: a 20% reduction in carbon dioxide emissions intensity; a 20% improvement in energy efficiency, including separate targets for primary energy and district heat and for electrical power; a 20% improvement in water efficiency; and a 15% reduction in waste performance. The time frame for all targets was the end of fiscal 2011. All environmentally relevant manufacturing sites were included in these targets.

Because we normalize our environmental program targets to revenue, our reported results depend to a significant degree on factors that influence revenue, such as macroeconomic conditions and the global market environment for Siemens businesses. For example, a decline of sales has a significant influence on our revenue and thus makes it more difficult to achieve an increase in efficiency in some areas. This was especially true for electrical energy such as in factories where we had to decrease output but have little flexibility to reduce the energy needs of our production systems.

Despite such challenges, our performance in fiscal 2011 exceeded three of our targets and we nearly achieved a fourth. Our carbon dioxide emissions efficiency was up 22% compared to the 2006 baseline, and energy efficiency for primary energy and district heat was 26% better. Our Energy Efficiency Program (EEP) played an important role in these major im-

provements. Electrical power efficiency was up 12%, but below the target of 20%. We significantly exceeded our target for water efficiency, which came in 33% above the baseline due in part to reductions in water consumption in past years. By fiscal 2011, our environmental performance with respect to waste was up 14%, slightly below the target of 15%.

Currently we are setting the next round of targets for our environmental program with the aim to further improve our environmental performance in the categories climate protection and energy, waste, water and air.

C.1.5.3 EMPLOYEES

Key perfomance indicators[1]

	Year ended September 30, 2011	2010
Employee fluctuation rate[2]	12.9%	12.9%
Proportion of women (percentage of employees in management positions)	14.6%	13.7%
Expenses for continuing education (in millions of €)[3]	251	225
Expenses per employee for continuing education (in €)[3]	608	560

1 Continuing and discontinued operations.
2 Employee fluctuation rate is defined as the ratio of voluntary and involuntary exits from Siemens during the fiscal year to the average number of employees.
3 Without travel expenses.

Our employees are a key success factor for our Company. We therefore aim to attract, develop and retain the best and brightest employees worldwide. Our sustainable human resources policy focuses on diversity, learning and continuing education, supporting a high-performance culture, and occupational health and safety. Fair-minded collaboration among company management, employees and employee representatives plays a central role at Siemens.

Securing jobs for our people is a key component of our human resources efforts. It is not just a matter of securing their expertise for Siemens. We also accept our social responsibility as one of the largest corporate employers in Germany and worldwide and respect and uphold the fundamental rights of our employees.

In fiscal year 2011, 289,000 Siemens employees took part in our worldwide employee survey relating to employee engagement and compliance (Siemens Global Engagement and Compliance Survey 2011). The survey was globally distributed in 39 languages across our Company. The results were even better than in the previous year and continue to demonstrate the strong commitment of our employees to Siemens, its values and its strategy. The survey results also identify potential areas for further improvement, which will be assessed by the Company.

Diversity

As a global technology company, Siemens must be able to recruit talented people around the world and create an environment in which they can best develop and contribute their skills within the Company. Our diversity efforts are coordinated by our Chief Diversity Officer and follow three main principles:

> We want to have the best person for every position.
> We want to provide opportunities for diversity of experience and interaction.
> We want to achieve diversity of thinking across our Company.

Employees by segments as of September 30, 2011 (in thousands)[1]


Industry:
174 (48%)
Energy:
98 (27%)
Healthcare:
51 (14%)
360
Other: 35 (10%)
Financial Services:
3 (1%)

1 Continuing operations.

Employees by regions as of September 30, 2011 (in thousands)[1]


Europe, C.I.S.[2], Africa,
Middle East: 218 (60%)
therein Germany: 116 (32%)
360
Americas: 82 (23%)
therein U.S.: 56 (15%)
Asia, Australia: 60 (17%)
therein China: 29 (8%)
therein India: 18 (5%)

1 Continuing operations.
2 Commonwealth of Independent States.

Diversity networks – A number of global diversity networks have been established to provide focus and structure to some of Siemens' most important worldwide initiatives. We currently have over 60 employee networks worldwide with approximately 3,000 employees actively engaged in diversity-related activities.

Diversity Charter – In December 2010 the Siemens Diversity Charter was launched. Employees can sign the Charter online and make their support for diversity visible within the Company. Since its launch nearly 15,000 Siemens employees have voluntarily signed the Diversity Charter showcasing a strong grass-roots support for diversity at Siemens.

Diversity scorecard – Siemens measures diversity using a diversity scorecard which we implemented in 2009 and continuously improved. We developed a set of parameters to measure our progress in five strategic areas: professional knowledge, diversity at all levels, composition of our top talent pool, culture and branding, and experience mix.

Diversity in management – In fiscal 2009, we systematized the recruitment processes for key management positions at Siemens to help ensure that the preliminary selection of candidates reflects the diversity of our customers and employees at all levels and in all regions. For example the percentage of women in management at Siemens globally has nearly doubled since fiscal 2002 to 14.6% today.

Work-life balance – A growing number of employees seek more flexibility in how they balance work with the rest of their lives, particularly childcare responsibilities. Taking respective local conditions into account, providing this flexibility helps us increase employee diversity and also gives Siemens an advantage in recruiting and retaining employees. At many of our locations worldwide, we now provide options for flexible work schedules, part-time work and telecommuting. At the same time, particularly in Germany, we are expanding the availability of childcare options near the Company, such as nurseries, daycare centers and children's after-school centers – taking local conditions into account. We intend to continue increasing flexibility and improving work-life balance for our employees throughout Siemens.

Learning and continuing education

We aim to further develop the qualification and expertise of our employees at all locations. In fiscal 2011, we invested around €251 million for continuing education (without travel expenses), which equals about €608 per employee. These expenses include training courses and programs both for individual employees and for entire organizational units or categories of employees. For example, we prepare our next-generation managers for their future responsibilities through the Siemens Leadership Excellence Program. So-called Siemens Core Learning Programs impart skills and capabilities specific to the requirements of particular job categories at Siemens and are an important lever for the systematic development of our employees worldwide. Functional training measures address the development of specific skills within particular business functions. Cross-functional training improves skills and capabilities that are relevant across multiple job categories or business functions.

In addition, Siemens continues to be one of Germany's largest providers of professional education for secondary school graduates. As in previous years, we again made 250 trainee positions available to disadvantaged youths.

Supporting a high performance culture

To ensure high performance at all levels, our compensation system for our top executives and senior management worldwide includes a variable component, which contains three target categories: Unit Performance (against internal financial targets as well as further strategic unit targets, such as performance against competition), Individual Performance and Siemens Performance.

Global Siemens equity culture

Siemens established its first employee share program in Germany as early as 1969, following the Company's reorganization as a stock exchange-listed corporation. The aim was to enable as many employees as possible to participate in Siemens' long-term future development. Over the years, thousands of employees in Germany have acquired Siemens shares with the Company's financial support. Building on this success in Germany, Siemens' Managing Board decided in 2008 to extend employee and management participation. In the same year, the first wave of the new global Share Matching Plan was rolled out in seven countries. Today, Siemens offers approximately 93% of its employees in 54 countries the opportunity to participate in the plan. The Share Matching Plan is based on a simple principle: Employees participating in the plan will receive one Siemens share without payment of consideration (matching share) for every three Siemens shares bought and continuously held over a period of three years. Only condition: The employee still needs to be employed by Siemens. Clear purpose of the plan has always been to make stock ownership available to employees at all income levels.

We are convinced that empowering employees with shares motivates them to assume greater responsibilities and helps them identify more closely with the company they work for – a fundamental prerequisite for the sustainable development of Siemens. In 2011, the Global Equity Organization (GEO), the largest international organization concerned with share plans and equity-based compensation, presented Siemens AG with the Judges Award – for overall excellence with regard to global benefit schemes. Siemens AG was commended by the GEO jury for its strategy of establishing a truly global equity culture within the Company, taking all employees worldwide into consideration. For further information regarding these programs, see ▷ *D.6 Notes to Consolidated Financial Statements*.

Employee rights and relations to employee representatives

We aim to respect and uphold the fundamental rights of our employees. Underscoring this commitment, Siemens joined the United Nations Global Compact in 2003. We declare our adherence to core principles such as the United Nations' Universal Declaration of Human Rights, the Declaration on Fundamental Principles and Rights at Work of the International Labor Organization (ILO), and the principles of the Rio Declaration of the United Nations. The various principles are also reflected in our Business Conduct Guidelines. In addition, fair-minded communication and collaboration among our Company's management, employees and employee representatives plays a central role at Siemens. This collaboration includes sharing information on all sides in a timely manner and maintaining an open dialogue among all parties.

Occupational health and safety

The breadth of our business activities poses a variety of potential health risks for our employees. We address these risks by establishing centrally defined rules and applying them locally in combination with programs appropriate to actual business operations. In addition to a set of guidelines focused on occupational health and safety (OHS), we also include OHS topics in our Business Conduct Guidelines, our internal monitoring systems and our risk management and internal control system.

Minimizing safety risks – We place particular emphasis on minimizing OHS risks throughout our training and education programs regarding electrical safety, fire protection, road safety, first aid and emergency evacuation. When accidents do happen, we meticulously investigate the causes so we can take steps to prevent recurrences. These efforts address technical improvements as well as more effective training for both employees and their managers. We call in teams of independent experts to investigate the causes of all fatal accidents. We make the causes known within the affected unit (and others, as appropriate) to ensure that the requisite changes are made to machinery, installations and procedures in order to prevent recurrences. The safe handling of working materials is another issue of particular importance to us, and we are preparing a global company program to search for alternatives to especially hazardous materials. We regret the work-related fatalities of three Siemens employees and 12 contractors in fiscal 2011. A year earlier, we had work-related fatalities of four Siemens employees and eight contractors.

Promoting health – Siemens has established a high standard of occupational health and safety to avoid work-related health risks. We have broadened these initiatives to include measures for strengthening the physical, mental, and social well-being of our employees as well as the individual and organizational related health resources. We offer a range of activities in the field of physical activity, healthy nutrition, mental well-being, healthy work environment and medical care. To integrate health as a part of every employee's daily work life we defined a framework with uniform structures, processes, responsibilities and resources. We have begun implementing the framework in pilot projects.

C.1.5.4 COMPLIANCE

Key performance indicators

	Year ended September 30, 2011	2010
Inquiries submitted to the "Ask us" help desk	1,740	3,077
Incidents reported to the "Tell us" help desk and the ombudsman	787	582
therein treated as plausible	*683*	*502*
Disciplinary sanctions	306	448
therein warnings	*179*	*313*
therein dismissals	*77*	*108*
therein other[1]	*50*	*27*

1 Includes loss of variable and voluntary compensation elements, transfer and suspension.

The Siemens Business Conduct Guidelines provide the ethical and legal framework within which we conduct our business activities. Our compliance system aims to ensure that our worldwide business practices are in full compliance with ap-

plicable laws and our own internal rules. To serve this purpose, our compliance system includes three pillars: prevent, detect and respond. We are continuously working on further integrating compliance into our business activities, and on strengthening our efforts in combating corruption, together with other market participants and governmental organizations (collective action).

To measure perceptions related to compliance among Siemens employees, we have continued conducting regular surveys of the large majority of Siemens employees. Since fiscal 2010, compliance perception forms a part of the annual Siemens Global Engagement and Compliance Survey which has also been conducted in the reporting period.

The "Ask us" help desk encourages our employees to ask their compliance-related questions. Employees submitted 1,740 inquiries to the help desk in fiscal 2011, a decline from 3,077 in fiscal 2010. We believe this is due to improvements made in our processes and to increasing knowledge and understanding of compliance policies and processes among Siemens employees. Furthermore, all employees can pose questions directly to the compliance officer responsible for their unit.

The "Tell us" help desk and the company's ombudsman are two secured reporting channels that can be used by our employees and external stakeholders to report violations of external and internal rules. These reports are passed on to our compliance organization. In the current fiscal year, the number of incidents reported to the "Tell us" help desk and the ombudsman was 787, compared to 582 reported incidents a year earlier. In fiscal 2011, 683 of these reports were initially plausible and required further inquiries or investigations in order to clarify the reported incidents. There were 502 such reports in fiscal 2010.

Furthermore, possible misbehavior may also be reported directly to the Compliance Organization, particularly to the Compliance Officers in our individual company units. Our employees make use of this reporting channel. We perceive this as an indication for the confidence placed in our Compliance Organization.

On December 9, 2009, Siemens launched a global US$100 million Siemens Integrity Initiative to support organizations and projects that fight corruption and fraud through collective action, education and training. This initiative is part of the World Bank-Siemens AG comprehensive settlement of July 2, 2009. In the first funding round, 31 projects were selected. The related funding contracts were all concluded in fiscal 2011, and had a total volume of US$37.7 million.

On October 7, 2011, the Company received the Year Three Report from the Compliance Monitor Dr. Theo Waigel, whom Siemens had engaged as part of the settlement reached with U.S. authorities in December 2008. During Year Three, the Monitor evaluated the long-term sustainability of Siemens' compliance program and its compliance risk assessment and compliance program evaluation processes, in addition to risk-based themes and the implementation of Year One and Year Two recommendations. As was set forth in the Settlement Agreement with the U.S. Securities and Exchange Commission (SEC) and the U.S. Department of Justice (DOJ), this Year Three Report contains (1) an evaluation of the open recommendations from the Year One and Year Two Reports and (2) some new recommendations reasonably designed to improve the effectiveness of Siemens' program for ensuring compliance with anti-corruption laws, plus (3) again a certification by the Compliance Monitor that the compliance program of Siemens, including its policies and procedures, is reasonably designed and implemented to detect and prevent violations within Siemens of anti-corruption laws.

At the beginning of fiscal 2011, we have launched a system of four compliance priorities, to further develop and improve our compliance system:

> We intend to optimize the effectiveness and efficiency of the introduced and proven compliance processes and tools.
> We intend to base our compliance risks analyses more closely on the specific circumstances of our respective business areas. A deep understanding of risks enables us to tailor our compliance system to mitigate risks with optimized resources.
> We intend to establish compliance even more strongly as an integral aspect of all our business activities.
> We intend to further intensify interaction with our internal and external stakeholders, especially for the purpose of combating corruption. For us this means acting on our values and complying with rules and regulations – and promoting responsible business practices in our markets with collective action and the Siemens Integrity Initiative.

In fiscal 2011 we have completed a series of projects to focus our compliance processes, such as the business partner due diligence process and in the gifts and hospitality area. We have also started a project to further develop the compliance risk analysis which all Siemens entities have to perform on a regular basis; this project is scheduled for completion and start of implementation in fiscal 2012.

The compliance priorities will also determine our goals for fiscal 2012 with the ongoing aim of strengthening compliance as a business responsibility within our Company.

C.1.5.5 CORPORATE CITIZENSHIP

Siemens is committed to providing long-term benefits to the societies in which we operate, through corporate citizenship activities that extend beyond our actual business operations. We deploy many different resources to act on this commitment, with a particular emphasis on company competencies and employee volunteering. Fundamental to corporate citizenship at Siemens is our commitment to the U.N. Global Compact, a principle-based framework for businesses, and to the U.N. Millennium Development Goals, a set of eight international development goals that member states have agreed to achieve by 2015. We also maintain an ongoing dialogue with key opinion-makers around the world.

We focus our corporate citizenship activities in areas where our resources and expertise can make a meaningful difference:

> Environmental protection – based on our competencies in energy, emission reduction, water, and urban infrastructure.
> Education and training for young people in mathematics, information science, natural sciences and technology – based on our deep knowledge in these areas as well as our long experience in cooperating with academic institutions.
> Improvement of living conditions in the societies we serve – based on our knowledge in many areas including energy, healthcare, cities and infrastructure.
> Urgent humanitarian relief, including financial and technical assistance after natural disasters – based on our social responsibility and global presence.
> Support for contemporary arts and culture – based on the exceptional cultural diversity of our employees worldwide.

The Siemens Stiftung – The Siemens Stiftung is dedicated to the values of Werner von Siemens and wants to empower people to actively address today's social challenges. Together with partners, the foundation designs and implements local and international projects with the aim of promoting individual responsibility and self-initiative. The foundation is committed to enlarging basic services and social entrepreneurship, promoting education and strengthening of culture. The Siemens Stiftung pursues an integrative approach and stands for responsible, impact-oriented and innovative project work. The project work of the foundation is concentrated in Africa, Latin America and Germany. The Siemens Stiftung established in 2008 with a starting capital of €390 million is a nonprofit foundation under German civil law and cooperates with the other five Siemens foundations established by the Company in Argentina, Brazil, Colombia, France and the United States.

C.1.6 Economic environment

C.1.6.1 WORLDWIDE ECONOMIC ENVIRONMENT

The global economy is continuing to recover in 2011, although the pace of growth has slowed considerably as the year has progressed. On the one hand, this slowdown is cyclical, as a normal response to the strong recovery process of last year. At the same time, however, economic growth is also being inhibited by the savings and consolidation policies adopted by most industrialized countries. Furthermore, the rising uncertainty caused by the escalating sovereign debt crisis in a number of industrialized countries, as well as concerns about the stability of the banking sector are having a negative impact on investment and private consumer spending. IHS Global Insight is predicting overall growth of 3.0% in **global gross domestic product (GDP)** in 2011 – driven by high dynamic growth experienced by emerging economies – following a growth in global GDP of 4.2% in real terms in 2010.

World real GDP growth (in % compared to prior year)[1]


2007
2008
2009
2010
2011[2]
4.2
1.6
(2.1)
4.2
3.0

1 According to IHS Global Insight as of October 15, 2011; growth rates provided by calendar year.
2 Estimate for calendar year 2011.

From a regional perspective, IHS Global Insight predicts that the **Europe, C.I.S., Africa, Middle East** region will see economic growth of 2.3% compared to growth of 2.7% in 2010. Within the region, the countries in our Africa Cluster are experiencing the highest GDP growth rate with 4.3%, down from a 4.6% GDP growth rate a year earlier. This development is favored in part by high commodity prices, and also by this region's relative independence in terms of global economic trends. The C.I.S. countries are also profiting from the development of commodity prices. IHS Global Insight predicts that the C.I.S. GDP will grow by 4.3% in 2011 following a 4.5% growth in GDP reported a year earlier. The Middle East Cluster can expect a downturn in investments and tourism stemming from social and political instability in some countries. With forecasted GDP growth of 2.8%, this cluster will probably fall far short of the growth levels achieved last year. Within Europe, there is a significant divergence in economic trends for 2011 – as was also the case a year earlier. A number of countries in Northern and Central Europe are significant growth drivers in the region. IHS Global Insight expects Germany to see its GDP grow by 3.0% based on its strong export economy. Last year the German GDP grew by 3.7%. In 2011, our cluster Central Eastern Europe is expected to grow by 4.2% following the 4.3% recorded a year earlier. The GDP is expected to stagnate or even contract in several southern and western European countries that have been hit particularly hard by the sovereign debt crisis in 2011. The European Union is experiencing a significant downturn in GDP growth as the year progresses. This is exacerbated by high commodity prices, efforts to reduce public spending and the escalating sovereign debt crisis, which is undercutting consumer and producer confidence.

In the **Americas** region, GDP growth in 2011 is slowing down perceptibly compared with last year. For this region IHS Global Insight predicts GDP growth of 2.3% for 2011 following growth of 3.7% achieved in 2010. Growth in the U.S. is declining sharply. IHS Global Insight forecasts only a slight GDP increase of 1.7% in 2011 following the growth rate of 3.0% achieved by the U.S. in 2010. High unemployment, a persistently weak housing market and high public and private debt are having a negative impact on the key consumer sector in the U.S. The countries of Latin America, however, are growing much faster. The main growth drivers are those countries that export raw materials, such as Argentina, Peru, Chile and Uruguay. In contrast, GDP growth in Brazil is dipping significantly. The strengthening of the country's currency (the Brazilian real) coupled with the government's efforts to curb inflation have contributed to the slowdown. After GDP growth of 7.5% in 2010, IHS Global Insight forecasts that Brazil is experiencing an increase of 3.6% in GDP for 2011.

Growth in the **Asia, Australia** region in 2011 is also comparatively muted, although GDP is expected to climb at a markedly stronger pace than that of the other two reporting regions. IHS Global Insight forecasts GDP growth of 4.6% in 2011 following an increase of 7.1% in 2010. Key factors triggering this decline were the catastrophic earthquake and tsunami in Japan which temporarily brought not only the nation's economy but also the supply chain in other Asian countries to a standstill. According to IHS Global Insight, Japan's GDP is expected to decline by 0.6% in 2011, whereas it increased by 4.0% in 2010. China continues to record strong GDP growth. IHS Global Insight predicts GDP growth of 9.3% in China in 2011 following the 10.3%

growth in GDP reported a year earlier. Although investments are declining somewhat as economic stimulus packages wind down, China continues to be the most important growth driver for the global economy in 2011. Driven by its domestic consumer market, India also continues to see strong GDP growth in 2011. IHS Global Insight forecasts GDP growth of 7.5% for India in 2011 following the 8.8% growth achieved in 2010.

Real GDP growth per region
(change in % compared to prior year)[1]


World
Europe, C.I.S.[3], Africa, Middle East
Americas
Asia, Australia
10
8
6
4
2
3.0
4.2
2.3
2.7
2.3
3.7
4.6
7.1

2011[2] 2010

1 According to IHS Global Insight as of October 15, 2011; growth rates provided by calendar year.
2 Estimate for calendar year 2011.
3 Commonwealth of Independent States.

A key factor for Siemens, as a plant and infrastructure provider, is the trend in **gross fixed investments**, one of the ways in which gross domestic product is used. This trend is heavily influenced by fluctuations in the economic cycle. IHS Global Insight is predicting growth of 5.7% in gross fixed investments for 2011 following an increase of 5.3% in 2010. In the Europe, C.I.S., Africa, and Middle East region, which, with a 1.1% increase in gross fixed investments a year earlier, experienced the weakest growth rate of any of our reporting regions, IHS Global Insight expects gross fixed investment growth of 4.0% in 2011. One of the key growth drivers in the region is Germany. Here growth is expected to accelerate to 7.5% in 2011, according to IHS Global Insight. Last year's figure was 5.2%. For the Americas region, IHS Global Insight forecasts 5.1% growth in gross fixed investments, down from 5.4% achieved in 2010. While gross fixed investments in the U.S. are expected to increase by 3.4% in 2011, up from 2.0% reported last year, growth in Brazil declined to a normal level and is estimated to reach 6.5% in 2011. In 2010, growth in Brazil was exceptionally high at 21.8%. Gross fixed investments in the Asia, Australia region are expected to rise by 8.0% in 2011, according to IHS Global Insight. Last year's figure was 9.3%. With regard to China, growth in gross fixed investments is expected to fall to 11.7% from the 13.4% reported in 2010. IHS Global Insight predicts that India's gross fixed investments will grow by 7.9% in 2011 following the 8.6% reported a year earlier.

A key factor for Siemens as a manufacturer is **manufacturing value added**, a component used in calculating gross domestic product by means of the production approach. Following the exceptionally high growth rate of 9.2% recorded in 2010, IHS Global Insight forecasts 5.2% growth in manufacturing value added in 2011, with the Asia, Australia region being expected to see the strongest growth of the three reporting regions.

The partly estimated figures presented here for gross domestic product are drawn from an IHS Global Insight report dated October 15, 2011. The partly estimated figures on gross fixed investments and manufacturing value added are drawn from an IHS Global Insight report dated October 25, 2011. Siemens has not independently verified this data.

In addition to the common currency of the European Monetary Union (the euro, €) another key currency for Siemens is the US$. Following a decline of the value of the € against the US$ in the middle of the first quarter of fiscal 2011, the € continuously strengthened against the US$ until the beginning of the third quarter of the current fiscal year. After a slight decline of the € in the second month of the third quarter of fiscal 2011, the value of the € against the US$ remained nearly unchanged until the end of August 2011. The last month of fiscal 2011 was marked by a significant drop of the euro against the US$ on growing concerns over the sovereign debt crisis in a number of southern European member states of the European Monetary Union. Overall the value of the € against the US$ declined 2% compared to the end of the last fiscal year.

Our businesses are also dependent on the development of raw material prices. Key materials to which we have significant cost exposure include copper, various grades and formats of steel and aluminum. In addition, within stainless steel we have considerable exposure related to nickel and chrome alloy materials.

The monthly average price of copper (denominated in € per metric ton) increased by approximately 2% during fiscal 2011, adding to the approximately 40% price increase already absorbed in fiscal 2010. Prices for copper are pushed higher both by tightened supply and demand fundamentals and by speculative influences in the commodity markets. Nevertheless, because copper is produced in multiple locations and traded, such as across the London Metal Exchange, the risk to Siemens is primarily a price risk rather than a supply risk.

Exchange rate development of the US$ per € (Index: Beginning of fiscal 2007 = 100)


FY 2007
FY 2008
FY 2009
FY 2010
FY 2011
140
130
120
110
100
90
80
70

Source: Bloomberg

Monthly average prices of aluminum did not show a net increase during the past fiscal year, maintaining the nearly 33% rise of fiscal 2010. Aluminum prices have been supported mainly by high energy costs as well as fundamental demand. As with copper, we see developments in the aluminum market as posing a price risk, rather than a supply risk.

Steel prices showed a more fragmented picture in fiscal 2011. Prices for hot rolled coil (HRC) sheet products were under pressure, while prices for plate and long products were more firm. HRC sheet prices came down slightly after an increase of approximately 27% in fiscal 2010, pressured by a significant increase in crude steel production in China, but supported by elevated raw material costs (source: CRU, an independent business analysis and consultancy group focused on, among other things, the mining and metals sectors).

In addition to the above mentioned raw materials, we have a considerable exposure related to rare earth metals. Prices for some rare earth materials surged during the fiscal year as overall demand increased while supply remained restricted. This situation poses a significant price risk as well as supply risk for technology manufacturers, including Siemens.

Our main exposure to the prices of copper and related products, and to steel and stainless steel, is in the Sectors Industry and Energy. Our main price exposure related to aluminum is in the Industry Sector. In addition Siemens is generally exposed to energy prices, both directly (electricity, gas, oil) and indirectly (energy used in the manufacturing processes of suppliers). Some of our continuing operations face price and supply risks related to rare earth metals, particularly the Industry Sector's Drive Technologies Division and the Energy Sector's Renewable Energy Division.

Siemens employs various strategies with a view to reducing the price risk in its project and product businesses, such as long-term contracting with suppliers, physical and financial hedging and price escalation clauses with customers.

Development of raw material prices (Index: Beginning of fiscal 2007 = 100)


FY 2007
FY 2008
FY 2009
FY 2010
FY 2011
200
175
150
125
100
75
50

Copper — Aluminum (HG) — Steel HRC

Source: London Metal Exchange (LME) for copper and aluminum, CRU HRC Germany for steel; cash prices in € per ton.

C.1.6.2 MARKET DEVELOPMENT

According to an analysis published by IHS Global Insight on July 22, 2011, investments are expected to continue to rise in nominal terms in 2011 in all of the market segments that are significant for our Sectors, in spite of the uncertainty brought about by the debt crisis in a number of countries. While investment growth in the previous year had largely been driven by the emerging economies, the investments made by some industries have in 2011 also been rising sharply in a number of industrialized nations.

In the markets significant for the **Industry** Sector, investments of the transport and infrastructure industry are expected to experience the strongest growth rates in 2011, at around 23%. Last year, the investments made by this industry expanded by around 15%. In addition to continuing strong growth in emerging countries such as Brazil, India, and China, the rise in investments in this market segment is boosted by double-digit growth rates in numerous industrialized countries, especially in central and northern Europe, where investment demand had stagnated or declined in the previous year. The rate of expansion in the machine building industry in 2011 is expected to be almost at the same level. For comparison, in 2010, investments in this segment increased by around 19%. Slower growth in some Asian countries compared with the exceptionally rapid expansion of the previous year is more than offset by faster rates of expansion in a number of industrialized countries, especially in Europe. At just over 20%, investments in the chemical industry as well as the oil and gas industry are expected to outpace the previous year's rate of expansion. In the chemical industry, China is forecasted to maintain its rapid growth rate of around 25% in 2011, virtually unchanged from the previous year. The oil and gas industry is benefiting from oil prices that have risen in line with the economic recovery. High commodity price levels are driving investments in the metals and mining sector higher in 2011; they are expected to expand by around 20%, and hence slightly faster than in the previous year. The growth drivers include China, Australia, and a number of South American countries. Investments in the transport equipment industry are expected to expand by about 19% in 2011, while growth of around 18% is anticipated for transportation services. This compares with prior-year investment growth of 13% and 14% respectively. Investments in the pulp and paper industry will rise by an estimated 18% in 2011, after around 11% in the year before. In addition to China and Brazil, a number of European countries are forecasted to record substantial increases compared with the previous year. Investments in the electrical and electronic as well as the automotive industries are expected to rise by around 18% in 2011, representing only a marginal slowdown compared with 2010. The automotive industry is expected to expand rapidly in 2011, especially in Germany, where growth was sluggish in the previous year. For the pharmaceutical industry, investment growth is estimated to reach around 18% in 2011, after around 14% in 2010. Investments in the post and logistics industry will rise by an estimated 16% in 2011, after around 11% in the year before. In addition to catch-up investments in some industrialized nations, where investments stagnated in the previous year, investments in logistics in emerging countries, such as Brazil, Russia, India, and China, remain buoyant. In the food and beverage industry, which is less susceptible to fluctuations in the economy, investments are set to grow by around 15% in 2011, similar to the growth rate recorded in the year before. In the wholesale and retail industry, which was still benefiting from rising consumer confidence at the beginning of 2011, investment is anticipated to expand by around 14%, following growth of around 8% in the previous year. Investments in the construction and real estate industry are also forecasted to expand by 14% in 2011, while investments in the public sector are set to increase by around 13%. Last year, the investments made by the two industries expanded by around 9%.

Our **Energy** Sector is also benefiting from the continuing economic recovery in a number of markets mentioned for the Industry Sector above in 2011. These markets include the chemical industry, the oil and gas industry, transportation services, the post and logistics sector, and the wholesale and retail sector. In addition, the significant growth in investing activities in the utilities sector is having a positive impact in 2011. After investment growth of 10% in 2010, IHS Global Insight forecasts an increase of around 18% for the current year, driven in particular by rising demand for energy in the emerging economies.

Investments within the international healthcare markets, served by our **Healthcare** Sector, are expected to increase by around 10% in 2011, following a rise of around 6% in the year before. This increase is likewise fueled by significantly expanding investments made by emerging countries. Significant increases in investments are also expected in some industrialized countries in Europe, however, such as Switzerland, Germany, or France. In the U.S. market, which is significant for our Healthcare Sector, investments are forecasted to grow at a below-average rate in 2011, similar to the previous year.

C.2 Fiscal 2011 – Financial summary

In fiscal 2011 we maintained our profitable growth momentum and further focused our business portfolio in alignment with our long-term strategy. Both orders and revenue grew in all Sectors and all reporting regions, and by the year's end many of our businesses saw volumes returning to or exceeding their peak levels before the downturn. Strong execution in the Sectors throughout the year took Total Sectors profit up substantially compared to fiscal 2010. In combination with net gains related to portfolio transactions, this lifted income from continuing operations well above prior-year levels. During the fiscal year we exited a nuclear power joint venture, disposed of our IT services business and announced our plans to publicly list our lighting business. These transactions are described in more detail below. In addition, we prepared a realignment of selected business activities in order to further sharpen the focus in our Sectors Industry and Energy while creating a new Sector to focus on growth opportunities associated with urbanization and demand for infrastructure solutions. This strategic change took effect with the beginning of fiscal 2012. For further information concerning the organizational changes see ▷ *C.1.1 The Siemens Group – Organization and basis of presentation*.

Among other portfolio activities during fiscal 2011, we sold our 34% investment in Areva NP S.A.S. (Areva) to the majority shareholder Areva S.A. pursuant to a put notice exercised in fiscal 2009. In December 2010, Siemens and AtoS signed an option agreement which granted AtoS the right to acquire Siemens IT Solutions and Services. In February 2011, AtoS exercised its option to acquire Siemens IT Solutions and Services in exchange for 12.5 million newly issued shares in AtoS with a five-year lock-up commitment, a five-year convertible bond of €250 million (nominal value) and a cash payment of €177 million. Following the signing, we classified Siemens IT Solutions and Services as held for disposal and as discontinued operations. Closing of the transaction was on July 1, 2011 following clearance of the transaction by the relevant antitrust authorities and the approval from AtoS' shareholders on July 1, 2011. Siemens is providing extensive support to AtoS in order to foster Siemens IT Solutions and Services' business success, including up to €250 million for integration and training costs as well as further protections and guarantees. Related to the transaction is a seven-year outsourcing contract worth around €5.5 billion, under which AtoS will provide managed services and system integration to Siemens. In order to reimburse AtoS for additional costs, which arise in the post-closing transition phase as AtoS becomes Siemens' external IT service provider, Siemens will pay approximately €200 million over the next two years of which an amount of €53 million was taken within continuing operations during fiscal 2011. At the end of March 2011, we announced that we plan to publicly list our subsidiary OSRAM AG. Following the announcement, the business was classified as discontinued operations. Prior-year results are presented on a comparable basis. The timing of the public offering depends on market conditions. We intend to retain a minority stake in OSRAM AG and to remain a long-term anchor shareholder.

We restored revenue growth. Revenue for Siemens overall as well as for Total Sectors increased 7% year-over-year, driven by the Sectors Industry and Energy. Growth in Industry primarily included strong recovery in the Sector's short-cycle businesses, while revenue in Energy grew at all Divisions. Both Sectors raised their revenue in each of the four quarters of fiscal 2011 compared to the respective prior-year quarter. Revenue at Healthcare was flat year-over-year. On a geographic basis, revenue grew in all the reporting regions, including double-digit growth rates in the Asia, Australia and the Americas regions.

Revenue (in millions of €)


Siemens
Industry Sector[1]
Energy Sector[1]
Healthcare Sector[1]
7%
9%
8%
1%
73,515 68,978
32,941 30,203
27,607 25,520
12,517 12,364

■ FY 2011 ▒ FY 2010

1 Includes intersegment revenue.

Orders grew even faster than revenue. Order development was largely following the pattern described above for revenue development, with growth driven primarily by the Sectors Industry and Energy. While Industry's short-cycle businesses contributed strongly to order growth for the Sector, the increase year-over-year also included Siemens' largest-ever train order, worth €3.7 billion. Order growth at Energy was broad-based across the Sector's Divisions. Healthcare delivered slightly higher orders year-over-year. On a geographic basis, orders grew in all the reporting regions, including double-digit rates in the regions Asia, Australia and Europe, C.I.S., Africa, Middle East.

New orders (in millions of €)


Siemens
Industry Sector[1]
Energy Sector[1]
Healthcare Sector[1]
16%
24%
15%
2%
85,582 74,055
37,594 30,243
34,765 30,122
13,116 12,872
FY 2011
FY 2010

1 Includes intersegment orders.

We increased Total Sectors profit to €9.093 billion. Total Sectors profit climbed 36% compared to the prior fiscal year. The increase year-over-year included a strong operating performance in Industry's short-cycle businesses and Energy's Fossil Power Generation Division. The highest growth rate in profit came in Healthcare primarily due to impairment charges of €1.204 billion at its Diagnostics Division that impacted the Sector's profit in the prior fiscal year. Charges at Healthcare in the current period were significantly lower. Total Sectors profit in the current period benefited from a net gain related to Areva. While the Energy Sector recorded a €1.520 billion gain on the sale of its share in Areva, an adverse arbitration decision resulted in a payment to Areva S.A. with an associated profit impact of €682 million.

Beginning with fiscal 2011, central infrastructure costs, which were formerly reported in Corporate items, have been allocated primarily to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and is charged in equal installments in all four quarters. Prior-year financial information is reported on a comparable basis.

Profit Sectors (in millions of €)


Total Sectors profit
Industry Sector
Energy Sector
Healthcare Sector
36%
36%
23%
104%
9,093 6,673
3,618 2,658
4,141 3,361
1,334 653
FY 2011
FY 2010

Income from continuing operations reached €7.011 billion. Corresponding basic earnings per share (EPS) rose to €7.82. A year earlier, income from continuing operations was €4.262 billion and corresponding basic EPS was €4.72. The strong increase in income from continuing operations was driven primarily by the high level of Total Sectors profit, and secondarily by improved results outside the Sectors. Expenses for Corporate items and pensions came in lower year-over-year, in part because these expenses in the prior fiscal year included €267 million (pretax) related to special remuneration for non-management employees. After determination of the allocation, €240 million (pretax) of the remuneration was allocated to the Sectors in fiscal 2011. Income from continuing operations increased also on lower losses at Equity Investments and Centrally managed portfolio activities compared to the prior fiscal year.

Income and profit (in millions of €)


Total Sectors profit
Income from continuing operations
Net income
36%
65%
55%
9,093 6,673
7,011 4,262
6,321 4,068
FY 2011
FY 2010

Net income rose to €6.321 billion from €4.068 billion in fiscal 2010. Corresponding basic EPS rose to €7.04 compared to €4.49 a year earlier. The primary driver of net income growth was higher income from continuing operations. In contrast, discontinued operations had a negative influence on net income. This was due primarily to Siemens IT Solutions and Services, which was reclassified as discontinued operations during the year and posted a loss of €826 million compared to a loss of €468 million a year earlier. The sale of the business resulted in a negative earnings impact of €903 million (pretax) in fiscal 2011. In particular, this negative earnings impact consists of impairments and restructuring charges of €909 million (pretax) and a gain of €6 million (pretax) which was recognized upon deconsolidation of Siemens IT Solutions and Services. In addition to these transaction-related results, Siemens took charges in fiscal 2011 related to establishing Siemens IT Solutions and Services as a separate legal group, including for carve-out activities and personnel-related matters. Such charges reported within discontinued operations

amounted to €168 million (pretax) in fiscal 2011, including €90 million for carve-out costs. Siemens expects the transaction to result in substantial cash outflows in coming quarters. OSRAM was also reclassified as discontinued operations in fiscal 2011. It made a positive contribution to net income in both periods under review, including €309 million in the current period and €318 million in fiscal 2010. Overall, discontinued operations resulted in a loss of €690 million in fiscal 2011, compared to a loss of €194 million a year earlier.

Free cash flow from continuing operations was €5.885 billion. In the prior fiscal year, Free cash flow from continuing operations was €7.043 billion. The decline year-over-year was mainly due to the Energy Sector which significantly built up its net working capital, particularly including inventories. Lower Free cash flow at Healthcare was more than offset by an increase at Industry as well as lower cash outflows outside the Sectors year-over-year.

Free cash flow (in millions of €)



Total Sectors
Continuing operations
Continuing and discontinued operations
(16)%
(16)%
(27)%
8,299
9,826
5,885
7,043
5,150
7,013
FY 2011
FY 2010

We improved our capital efficiency. On a continuing basis, return on capital employed (ROCE) (adjusted) increased to 24.0%, up from 13.4% in fiscal 2010. The difference was due primarily to higher income from continuing operations and, to a lesser extent, to a decline in average capital employed year-over-year. Within these numbers, the effect from the Areva gain of €1.520 billion (pretax) and the adverse arbitration decision of €682 million (pretax) together represented a positive 3.3 percentage points on ROCE (adjusted) in the current period, while the pretax impairment charges of €1.204 billion at Diagnostics in fiscal 2010 cut 3.1 percentage points from ROCE (adjusted).

We propose to increase the dividend. The Siemens Managing Board, in agreement with the Supervisory Board, proposes a dividend of €3.00 per share. The prior-year dividend was €2.70 per share. Based on shares outstanding as of September 30, 2011, this proposal corresponds with a dividend payment of 41% of Siemens' net income for fiscal 2011.

Dividend per share (in €)



FY 2011
3.00[1]
FY 2010
2.70
FY 2009
1.60
FY 2008
1.60
FY 2007
1.60

1 Proposed by the Managing Board in agreement with the Supervisory Board; to be approved by the shareholders at the Annual Shareholders' Meeting on January 24, 2012.

C.3.1 Results of Siemens

The following discussion presents selected information for Siemens for the fiscal year ended September 30, 2011:

C.3.1.1 ORDERS AND REVENUE

In fiscal 2011, orders rose 16% year-over-year, to €85.582 billion, including a substantially higher volume from major orders compared to the prior-year period. Revenue increased steadily throughout fiscal 2011 and came in at €73.515 billion, up 7% from the prior-year period. This resulted in a book-to-bill ratio of 1.16 for Siemens in fiscal 2011. Organic volume development was in line with reported figures, given that effects from currency exchange fluctuations during fiscal 2011 largely offset one another. The order backlog (defined as the sum of order backlogs of our Sectors) was €96 billion as of September 30, 2011, up from €87 billion a year earlier. Out of the current backlog, orders of €40 billion are expected to be converted into revenue during fiscal 2012, orders of €23 billion during 2013, and the remainder in the periods thereafter.

Orders related to external customers in fiscal 2011 increased by 16% compared to the prior year, including higher demand in all Sectors. The Industry Sector reported order growth of 24% on increases in four of its five Divisions. The largest of these increases came from Mobility, where a higher volume from large orders compared to the prior-year period included the €3.7 billion order for trains mentioned earlier. Drive Technologies and Industry Automation contributed double-digit order growth in fiscal 2011. Order intake in the Energy Sector rose by double digits in the current period and included growth at all Divisions. A higher volume from major orders in the Energy Sector was most notable at Fossil Power Generation. Orders in Healthcare increased moderately compared to the prior-year period, due to robust growth at its imaging and therapy systems businesses. Orders in emerging markets on a global basis, as these markets are defined by the International Monetary Fund, grew faster than orders overall, by 18% year-over-year, and accounted for €28.165 billion, or 33%, of total orders for fiscal 2011.

On a geographic basis, Siemens reported order growth in all three reporting regions in fiscal 2011. In the region **Europe, C.I.S., Africa, Middle East**, orders rose 19% on double-digit increases in Industry and Energy. Industry orders rose 37% in the region, due largely to the major contract win for trains at Mobility mentioned above. This was also the primary driver for 62% order growth in Germany. Order growth for Industry in the region also included strong demand at Drive Technologies and Industry Automation. The Energy Sector delivered order growth of 11% in the Europe, C.I.S., Africa, Middle East region, due primarily to a higher volume from major orders at Fossil Power Generation and Renewable Energy compared to the prior-year period. Healthcare's orders in the region came in slightly below the level of fiscal 2010. In the **Americas**, order intake rose 3% on increases in Energy and Industry. Higher orders in the Energy Sector were due primarily to higher demand at Power Transmission and Fossil Power Generation. Order growth in Industry in the Americas region was led by a strong double-digit increase at Drive Technologies. Healthcare's orders in the region came in level compared to the prior-year period. Order intake in the **Asia, Australia** region climbed 25% in fiscal 2011, including double-digit growth in all Sectors. Orders in the Energy Sector in the region climbed 51% compared to the prior-year period, including a higher volume from major orders mainly at Fossil Power Generation and Oil&Gas. Orders in the Asia, Australia region increased 16% in Healthcare compared to the prior-year period, due mainly to strong order growth at its imaging and therapy systems

New orders (location of customer)

(in millions of €)	Year ended September 30, 2011	2010	% Change vs. previous year Actual	Adjusted[1]	Currency	therein Portfolio
Europe, C.I.S.[2], Africa, Middle East	47,095	39,513	19%	19%	0%	0%
therein Germany	*17,353*	*10,690*	*62%*	*63%*	*0%*	*(1)%*
Americas	22,109	21,441	3%	5%	(2)%	0%
therein U.S.	*15,735*	*15,179*	*4%*	*7%*	*(3)%*	*0%*
Asia, Australia	16,378	13,102	25%	24%	2%	(1)%
therein China	*6,241*	*5,281*	*18%*	*20%*	*0%*	*(2)%*
therein India	*3,310*	*2,286*	*45%*	*44%*	*1%*	*0%*
Siemens	**85,582**	**74,055**	**16%**	**16%**	**0%**	**0%**

1 Excluding currency translation and portfolio effects. 2 Commonwealth of Independent States.

Revenue (location of customer)

(in millions of €)	Year ended September 30, 2011	2010	% Change vs. previous year Actual	Adjusted[1]	Currency	therein Portfolio
Europe, C.I.S.[2], Africa, Middle East	38,666	37,558	3%	3%	0%	(1)%
therein Germany	*10,810*	*10,222*	*6%*	*6%*	*0%*	*(1)%*
Americas	20,492	18,642	10%	13%	(3)%	0%
therein U.S.	*14,371*	*13,308*	*8%*	*12%*	*(4)%*	*0%*
Asia, Australia	14,357	12,778	12%	12%	1%	(1)%
therein China	*6,389*	*5,526*	*16%*	*17%*	*0%*	*(1)%*
therein India	*2,353*	*1,877*	*25%*	*27%*	*(2)%*	*0%*
Siemens	**73,515**	**68,978**	**7%**	**7%**	**0%**	**0%**

1 Excluding currency translation and portfolio effects. 2 Commonwealth of Independent States.

businesses. Industry reported 12% order growth in the region, including strong demand at Drive Technologies and Industry Automation. Order intake in India increased significantly compared to the prior-year period, due primarily to a major contract win at Fossil Power Generation in the first quarter of fiscal 2011.

As previously disclosed, we have decided that, subject to the exceptions outlined below, we will not enter into new contracts with customers in Iran. Accordingly, we have issued group-wide policies that establish the details of our general decision. Under these policies, Siemens shall not tender further bids for direct deliveries to customers in Iran. Furthermore, indirect deliveries from Siemens to Iran via external third parties, including companies in which Siemens holds a minority stake, are generally prohibited unless an exception is specifically approved under certain circumstances. Notwithstanding the foregoing, products and services for humanitarian purposes, including the products and services supplied by our Healthcare Sector, and products and services required to service the installed base (e.g., spare parts and maintenance and assembly services) may still be provided under the policies. Finally, pre-existing commitments to customers in Iran may be honored, i.e., legally binding obligations resulting from agreements that existed, or bids that were submitted, before the aforementioned policies were announced and adopted. Although, over time, we expect our business activities in Iran to decline as a result of the implementation of the policies described above and the related reduction of the number of new contracts, the actual development of our revenues will largely depend on the timing and scope of customer requests to fulfill pre-existing commitments. For additional information, see ▷ *C.8.3 Risks.*

Revenue related to external customers rose 7% compared to fiscal 2010, including increases in all Sectors. Strong conversion from the Sectors' order backlogs played a major role in broad-based revenue growth. Revenue in the Industry Sector increased 9% year-over-year, led by strong double-digit growth at Drive Technologies and Industry Automation. Energy re-

New orders and revenue by quarter (in millions of €)

	New orders	Revenue	Book-to-bill ratio
Q4 11	21,157	20,351	1.04
Q3 11	22,937	17,844	1.29
Q2 11	20,651	17,717	1.17
Q1 11	20,837	17,603	1.18
Q4 10	21,589	19,403	1.11
Q3 10	19,179	17,425	1.10
Q2 10	16,166	16,523	0.98
Q1 10	17,121	15,627	1.10

ported a revenue increase of 8% in fiscal 2011 on increases in all Divisions, led by Renewable Energy, Fossil Power Generation and Oil&Gas. Revenue in the Healthcare Sector came in slightly above the prior-year period. On a global basis, emerging markets grew faster than revenue overall, at 11%, and accounted for €24.064 billion, or 33%, of total revenue in fiscal 2011.

On a geographic basis, revenue increased in all three reporting regions, led by double-digit growth in the Americas and Asia, Australia. In the **Europe, C.I.S., Africa, Middle East** region, revenue increased 3% year-over-year, including moderate growth in Industry and Energy and a decrease in Healthcare. Revenue growth of 6% in Germany was driven by double-digit increases at Drive Technologies and Industry Automation. In the **Americas**, higher revenue included double-digit increases in Energy and Industry. Growth in the Energy Sector was led by Fossil Power Generation and Renewable Energy. Higher revenues in Industry in the Americas region included double-digit increases at Industry Solutions, Industry Automation and Drive Technologies. The U.S. contributed 8% revenue growth driven by a sharp increase at Fossil Power Generation. In the **Asia, Australia** region, revenue rose 12% on double-digit increases in all Sectors. While revenue development in China followed the pattern for the region overall, growth of 25% in India was driven by substantially higher revenue in Energy.

C.3.1.2 CONSOLIDATED STATEMENTS OF INCOME

(in millions of €)	Year ended September 30, 2011	2010	% Change
Gross profit	22,127	20,001	11%
as percentage of revenue	*30.1%*	*29.0%*	

Gross profit for fiscal 2011 rose 11% year-over-year for Siemens, driven by a strong double-digit increase in the Industry Sector. All Industry Divisions reported higher gross profits compared to fiscal 2010, with particularly strong increases at Industry Automation and Drive Technologies due to high capacity utilization. For comparison, Industry's gross profit in fiscal 2010 was held back by €205 million in charges at Industry Solutions related to a project engagement with a local partner in the U.S. Gross profit rose 8% in Energy compared to the prior fiscal year, driven by a strong operating performance at Fossil Power Generation. The Division combined excellent project execution with a more favorable business mix year-over-year. In contrast, gross profit declined at Power Transmission, due in part to a negative swing in effects related to commodity hedging. Lower gross profit in Healthcare was driven by negative impacts related to the particle therapy business, primarily including third-quarter charges of €381 million related to the reevaluation of the commercial feasibility of particle therapy. Before the reevaluation, the Sector took €32 million in charges related to particle therapy contracts in the first quarter of fiscal 2011. For comparison, charges related to the particle therapy business in fiscal 2010 amounted to €96 million. In fiscal 2010, gross profit in all three Sectors benefited from their respective portions of gains related to curtailment of pension plans in the U.S. In addition, gross profit in fiscal 2010 included €169 million of the expenses related to the special remuneration for non-management employees mentioned earlier. In combination, these factors resulted in a gross profit margin of 30.1% for Siemens overall, up from 29.0% in the prior year.

(in millions of €)	Year ended September 30, 2011	2010	% Change
Research and development expenses	(3,925)	(3,558)	10%
as percentage of revenue	*5.3%*	*5.2%*	–
Marketing, selling and general administrative expenses	(10,297)	(9,666)	7%
as percentage of revenue	*14.0%*	*14.0%*	–
Other operating income	555	839	(34)%
Other operating expense	(502)	(1,554)	(68)%
Income (loss) from investments accounted for using the equity method, net	147	9	>200%
Interest income	2,207	2,045	8%
Interest expense	(1,716)	(1,759)	(2)%
Other financial income (expense), net	646	(383)	n/a

Research and development (R&D) expenses increased to €3.925 billion or 5.3% of revenue in fiscal 2011, from €3.558 billion or 5.2% of revenue in the prior year, as a result of higher expenses in all Sectors. **Marketing, selling and general administrative (SG&A) expenses** rose to €10.297 billion, due primarily to higher expenses in Industry and Energy associated with business growth. SG&A expenses as a percentage of revenue remained at the prior-year level of 14.0%.

Other operating income was €555 million in fiscal 2011, compared to €839 million in fiscal 2010. The current year includes €64 million related to a settlement of legal matters in connection with portfolio activities. For comparison, the prior year benefited from gains in connection with compliance-related matters, including a gain of €84 million related to an agreement with the provider of the Siemens' directors and officers liability insurance, a net gain related to settlements with former members of Siemens' Managing Board and Supervisory Board, and total gains of €40 million related to the recovery of funds frozen by authorities. In addition, fiscal 2010 included a gain of €47 million related to the sale of our airfield lighting business at Mobility, a gain of €35 million from the sales of our Roke Manor activities in the U.K. that were reported within Corporate items, and higher gains related to the disposal of real estate. Further, Siemens ceased to consolidate a subsidiary in the third quarter of fiscal 2010 due to a loss of control and recorded a related gain of €40 million. For additional information, see ▷ *D.6 Notes to Consolidated Financial Statements.*

Other operating expense was €502 million, compared to €1.554 billion in the prior year. The difference was due primarily to impairment charges at the Diagnostics Division in the fourth quarter of fiscal 2010, including €1.145 billion for goodwill and €39 million for real estate. In addition, the prior year included €106 million provided for in connection with an expected loss from the sale of our electronics assembly systems business to ASM Pacific Technology. The transaction was announced in the fourth quarter of fiscal 2010 and closed in the second quarter of fiscal 2011. Fiscal 2011 included goodwill impairment charges of €128 million related to our solar business as well as higher charges year-over-year related to legal and regulatory matters. For additional information, see ▷ *D.6 Notes to Consolidated Financial Statements.*

Income from investments accounted for using the equity method, net was €147 million in fiscal 2011, up from €9 million in the prior fiscal year. In the current year, the equity investment loss related to NSN decreased to €280 million, down from a loss of €533 million a year earlier. In contrast, equity investment income related to our stakes in Enterprise Networks Holdings B.V. (EN), BSH Bosch und Siemens Hausgeräte GmbH (BSH) and Krauss-Maffei Wegmann & Co. KG (KMW) declined to a total of €145 million in fiscal 2011 from a total of €282 million in fiscal 2010. In addition, the current year included a gain of €90 million on the sale of our 49% interest in KMW to the Wegmann Group and impairment charges of €43 million related to an equity interest held in our concentrated solar power business. For comparison, fiscal 2010 included a gain of €47 million from the sale of a stake in an investment at SFS. For additional information, see ▷ *D.6 Notes to Consolidated Financial Statements.*

Interest income increased to €2.207 billion in fiscal 2011, from €2.045 billion a year earlier. The increase was due in part to a higher expected return on plan assets related to pension plans, resulting primarily from an increase in pension plan assets. The increase in interest income also included higher interest income related to an increase in average total liquidity compared to the prior year. **Interest expense** declined to €1.716 billion from €1.759 billion in the prior year, driven by lower interest costs related to pension plans due to a decrease in discount rates. For additional information, see ▷ *D.6 Notes to Consolidated Financial Statements.*

Other financial income (expense), net was a positive €646 million in fiscal 2011, compared to a negative €383 million a year earlier. The change was due primarily to a pretax €1.520 billion gain from the divestment of Siemens' 34% share in Areva NP S.A.S. to Areva S.A. in the second quarter of fiscal 2011, partly offset by the third-quarter pretax loss of €682 million related to the arbitration decision in connection with Siemens' exit from this joint venture. Changes in the fair market value of interest rate and foreign currency derivatives not qualifying for hedge accounting also contributed to the increase year-over-year. For additional information, see ▷ *D.6 Notes to Consolidated Financial Statements.*

(in millions of €)	Year ended September 30, 2011	2010	% Change
Income from continuing operations before income taxes	9,242	5,974	55%
Income taxes	(2,231)	(1,712)	30%
as percentage of income from continuing operations before income taxes	24%	29%	–
Income from continuing operations	7,011	4,262	65%
Loss from discontinued operations, net of income taxes	(690)	(194)	>200%
Net income	6,321	4,068	55%
Net income attributable to non-controlling interests	176	169	–
Net income attributable to shareholders of Siemens AG	6,145	3,899	58%

Reconciliation for Consolidated Statements of Income (in billions of €)

	FY 2011		FY 2010		FY 2009	
Revenue	73.5		69.0		70.0	
Cost of goods sold	(51.4)	(70)%	(49.0)	(71)%	(50.9)	(73)%
Gross profit	22.1	30%	20.0	29%	19.1	27%
R&D expenses	(3.9)	(5)%	(3.6)	(5)%	(3.6)	(5)%
SG&A expenses	(10.3)	(14)%	(9.7)	(14)%	(9.5)	(14)%
Other/Taxes	(0.9)		(2.4)		(3.5)	
Income [1]	7.0	10%	4.3	6%	2.5	4%

All percentage figures in % of Revenue.
1 Continuing operations.

Income from continuing operations before income taxes increased to €9.242 billion in fiscal 2011, compared to €5.974 billion in fiscal 2010. The change is due to the factors mentioned above, including the strong double-digit gross profit increase in the Industry Sector. In addition, the amount for fiscal 2011 benefited from the net effect from the disposal gain and the arbitration decision in connection with Siemens' exit from Areva, while in the prior year income was negatively impacted by impairment charges at the Diagnostics Division. These effects were partly offset by higher SG&A and R&D expenses year-over-year associated with business expansion. The effective tax rate was 24% in fiscal 2011 and benefited from the income tax treatment of the Areva disposal gain, which was mainly tax-free. For comparison, the effective tax rate of 29% in the prior year was adversely affected by the goodwill impairment charges at the Diagnostics Division, the majority of which was not deductible for tax purposes. This effect was more than offset in fiscal 2010 by the release of tax provisions after the conclusion of tax audits, and the release of tax liabilities after the positive decision on appeal related to non-deductible expenses in connection with certain foreign dividends. As a result, Income from continuing operations was €7.011 billion in fiscal 2011, up from €4.262 billion in the prior year.

Discontinued operations primarily include Siemens IT Solutions and Services, which was sold to AtoS in the fourth quarter of fiscal 2011, and OSRAM which Siemens plans to list publicly. In addition, discontinued operations include former Com activities, comprising telecommunications carrier activities transferred to NSN in the third quarter of fiscal 2007; the enterprise networks business, 51% of which was divested during the fourth quarter of fiscal 2008; and the mobile devices business sold to BenQ Corporation in fiscal 2005 as well as the former Siemens VDO Automotive activities, which were sold to Continental AG in the first quarter of fiscal 2008. The loss from discontinued operations, net of income taxes, in fiscal 2011 was €690 million, compared to a loss of €194 million a year earlier. The change year-over-year related mainly to a loss of €826 million after tax in the current period attributable to Siemens IT Solutions and Services. This loss included pretax charges of €659 million for impairments of long-lived assets, including €136 million for goodwill; €250 million in pretax charges in connection with the integration and training program related to the transfer of the business to AtoS; as well as pretax charges of €168 million related to establishing Siemens IT Solutions and Services as a separate legal group, including €90 million for carve-out activities and €78 million related to personnel-related matters. For comparison, the result associated with Siemens IT Solutions and Services in fiscal 2010 was a loss of €468 million after tax, including pretax charges of €385 million related to the completion of staff reduction measures related to the strategic reorientation of Siemens IT Solutions and Services aimed at strengthening the competitive position of the business. OSRAM contributed a positive €309 million after tax to income from discontinued operations in fiscal 2011, nearly unchanged from a positive €318 million after tax a year earlier. OSRAM reported a 8% revenue increase compared to the previous fiscal year. Growth was driven by demand for specialty lighting products as well as by increased LED business. For additional information, see ▷ *D.6 Notes to Consolidated Financial Statements*.

Net income for Siemens in fiscal 2011 increased to €6.321 billion, compared to €4.068 billion a year earlier. Net income attributable to shareholders of Siemens AG was €6.145 billion, up from €3.899 billion in fiscal 2010.

C.3.2 Segment information analysis

Divisions within a Sector may do business with each other, leading to corresponding new orders and revenue. Those revenues and orders are only eliminated on a Sector level. Furthermore, our reportable segments may do business with each other, leading to corresponding new order and revenue. Those orders and revenues are eliminated on the Siemens level within Eliminations, Corporate Treasury and other reconciling items and are not included in new orders and revenue with external customers (external orders and external revenue, respectively) reported elsewhere in this document.

C.3.2.1 SECTORS
Industry

Sector

(in millions of €)	Year ended September 30, 2011	2010	% Change Actual	Adjusted[1]	therein Currency	Portfolio
Profit	3,618	2,658	36%			
Profit margin	11.0%	8.8%				
New orders	37,594	30,243	24%	24%	0%	0%
Total revenue	32,941	30,203	9%	9%	0%	0%
External revenue	31,635	29,093	9%			
therein:						
Europe, C.I.S.[2], Africa, Middle East	17,262	16,251	6%			
therein Germany	6,857	6,103	12%			
Americas	7,234	6,551	10%			
Asia, Australia	7,139	6,291	13%			

1 Excluding currency translation and portfolio effects. 2 Commonwealth of Independent States.

In fiscal 2011, profit, revenue and orders all rose for **Industry** as well as most of its Divisions compared to fiscal 2010. Profit climbed to €3.618 billion, up from €2.658 billion a year earlier on improvements in all Divisions except of Mobility. With high double-digit growth rates, Industry Automation and Drive Technologies were the main growth drivers and made the largest contribution to profit. In an improved business environment year-over-year, the Sector enhanced its regional footprint by increasing spending for sales resources. Profit in the current period was burdened by Industry's €128 million share of the special employee remuneration allocation mentioned earlier. For comparison, profit in fiscal 2010 was held back by €205 million in charges related to cost estimates for a project engagement with a local partner in the U.S., €185 million in charges for staff reduction measures, and a provision for a supplier-related warranty. These factors were partly offset by €53 million in gains related to curtailment of pension plans in the U.S., which benefited results at all Divisions, and a €47 million net gain at Mobility on the sale of its airfield lighting business.

Revenue in Industry in fiscal 2011 grew by 9% year-over-year and orders rose 24%, driven by double-digit increases at Industry Automation and Drive Technologies. Both Divisions saw volume return to the high levels they had achieved before the global economic downturn reduced customer capital expenditures in Industry's short-cycle businesses. Orders also climbed on a 74% rise at Mobility which recorded a significantly higher volume from large orders year-over-year. This included Siemens' largest-ever train order in Germany, worth €3.7 billion, and a major order for high-speed trains in the U.K. On a regional basis, revenue and orders increased in all three reporting regions year-over-year. While the highest growth rates in revenue were achieved in the region Asia, Australia, order growth was strongest in the region Europe, C.I.S., Africa, Middle East, including the large train orders just mentioned. On a book-to-bill ratio of 1.14, Industry's order backlog rose to €32 billion at the end of fiscal 2011, up from €28 billion a year earlier. Based on the organizational structure as of September 30, 2011, out of the current backlog, orders of €15 billion are expected to be converted into revenue during fiscal 2012, orders of €8 billion during fiscal 2013, and the remainder in the periods thereafter.

New orders by Divisions

(in millions of €)	Year ended September 30, 2011	2010	% Change Actual	Adjusted[1]	Currency	therein Portfolio
Industry Automation	7,490	6,421	17%	15%	0%	1%
Drive Technologies	9,065	6,981	30%	29%	1%	0%
Building Technologies	7,662	7,132	7%	8%	0%	0%
Industry Solutions	6,150	6,203	(1)%	2%	(1)%	(2)%
Mobility	10,224	5,885	74%	72%	1%	1%

1 Excluding currency translation and portfolio effects.

Revenue by Divisions

(in millions of €)	Year ended September 30, 2011	2010	% Change Actual	Adjusted[1]	Currency	therein Portfolio
Industry Automation	7,461	6,226	20%	18%	0%	2%
Drive Technologies	8,224	6,960	18%	18%	0%	0%
Building Technologies	7,441	6,903	8%	8%	0%	0%
Industry Solutions	6,024	6,040	0%	3%	(1)%	(3)%
Mobility	6,328	6,508	(3)%	(4)%	0%	0%

1 Excluding currency translation and portfolio effects.

Profit and Profit margin by Divisions

(in millions of €)	Profit Year ended September 30, 2011	2010	% Change	Profit margin Year ended September 30, 2011	2010
Industry Automation	1,415	1,004	41%	19.0%	16.1%
Drive Technologies	1,087	803	35%	13.2%	11.5%
Building Technologies	409	401	2%	5.5%	5.8%
Industry Solutions	276	(10)	n/a	4.6%	(0.2)%
Mobility	429	463	(7)%	6.8%	7.1%

Industry Automation increased its profit 41% year-over-year to €1.415 billion in fiscal 2011, on higher capacity utilization and a more favorable business mix. For comparison, profit of €1.004 billion in the prior fiscal year included €25 million in charges for staff reduction measures, largely offset by a gain of €19 million from the sale of a business. Both fiscal years under review included purchase price allocation (PPA) effects from the acquisition of UGS Corp., acquired in fiscal 2007. PPA effects were €137 million in fiscal 2011 and €142 million a year earlier. With all of its businesses contributing, Industry Automation achieved double-digit growth in both revenue and orders year-over-year as well as increases in all three reporting regions. Within these figures, the highest growth rates came from the Asia, Australia region.

Drive Technologies improved its profit year-over-year to €1.087 billion in fiscal 2011, as a quarter-by-quarter increase in revenue throughout the fiscal year raised the Division's capacity utilization. For comparison, profit of €803 million in fiscal 2010 included charges for staff reduction measures of €37 million. The Division increased revenue by 18% and order intake by 30% compared to the prior year. While revenue growth was driven mainly by Drive Technologies' short-cycle businesses, order growth also included strong contributions from its longer-cycle businesses. On a regional basis, the Division achieved double-digit volume growth in all three reporting regions. Revenue growth was led by the Europe, C.I.S., Africa, Middle East region and the strongest growth in orders came from the Americas region.

Profit at **Building Technologies** came in at €409 million in fiscal 2011, up slightly from the level a year earlier. Profit in the current fiscal year included higher marketing and selling expenses associated with growth. For comparison, profit of €401 million a year earlier was burdened by charges of €24 million for staff reduction measures. Profit in fiscal 2010 also included the provision for a supplier-related warranty mentioned above that was largely offset by the Division's portion of the pension curtailment gain, also mentioned above. New orders increased 7% compared to the prior fiscal year and revenue was up 8% year-over year on improvements in all of the Division's businesses, particularly including strong demand in the low voltage business and for energy efficiency solutions. On a regional basis, volume growth in all three reporting regions included double-digit growth rates in the Asia, Australia region.

Profit at **Industry Solutions** swung from a negative €10 million in the prior fiscal year to a positive €276 million in fiscal 2011. Profit in the both years included a solid performance in the metals technologies business. A year earlier, profit for the Division was burdened by €205 million in charges related to the project engagement with a local partner in the U.S. mentioned above as well as charges totaling €101 million for staff reduction measures. Both revenue and orders remained near the prior-year level. On a regional basis, higher revenue in the regions Americas and Asia, Australia largely offset a decline in revenue in the Europe, C.I.S., Africa, Middle East region, while lower orders in the Americas were partly offset by a slightly increase in Asia, Australia region.

Mobility contributed €429 million in profit in fiscal 2011. For comparison, profit of €463 million in the prior year benefited from the €47 million gain from the sale of the Division's airfield lighting business and the Division's portion of the pension curtailment gain, both mentioned above. Revenue for the Division came in 3% lower year-over-year, as higher revenue in Asia, Australia was more than offset by a decline in revenue in Europe, C.I.S., Africa, Middle East. In contrast, new orders rose sharply compared to the prior year on substantially higher volume from major orders, including the two major train orders mentioned above. Under the terms of the contract for the €3.7 billion order for trains in Germany, revenue recognition will extend for a number of years ahead.

Energy

Sector

(in millions of €)	Year ended September 30, 2011	2010	% Change Actual	Adjusted[1]	therein Currency	Portfolio
Profit	4,141	3,361	23%			
Profit margin	15.0%	13.2%				
New orders	34,765	30,122	15%	15%	0%	0%
Total revenue	27,607	25,520	8%	9%	(1)%	0%
External revenue	27,285	25,205	8%			
therein:						
Europe, C.I.S.[2], Africa, Middle East	15,368	14,800	4%			
therein Germany	2,041	2,118	(4)%			
Americas	7,545	6,558	15%			
Asia, Australia	4,371	3,847	14%			

1 Excluding currency translation and portfolio effects. 2 Commonwealth of Independent States.

The **Energy** Sector delivered another strong operating performance in fiscal 2011, including excellent project execution at Fossil Power Generation. Profit for the Sector rose to €4.141 billion, notwithstanding significant increases in spending for R&D, marketing and selling associated with new technologies and expansion of the Sector's global footprint, particularly at Renewable Energy and Power Distribution. Profit for the year was positively influenced by the net effect related to Areva, including the €1.520 billion disposal gain and the negative €682 million impact related to the arbitration decision mentioned earlier. In contrast, profit was held back by impairment charges totaling €231 million at the Sector's solar business in the fourth quarter, and by Energy's €69 million share of the special employee remuneration allocation mentioned earlier.

Revenue in the Energy Sector rose 8% year-over-year, to €27.607 billion in fiscal 2011, on increases in all Divisions and conversion of the Sector's strong order backlog. On a geographic basis, revenue rose in all regions, with double-digit increases in the regions Americas and Asia, Australia. The Sector's order intake rose 15% compared to fiscal 2010 on broad-based growth in all Divisions. Fossil Power Generation contributed the largest increase, driven by a higher volume from major orders. On a geographic basis, strong growth in emerging markets was the primary driver for higher orders in all regions. On a book-to-bill ratio of 1.26, the Sector's order backlog rose to €58 billion at the end of fiscal 2011, up from €53 billion a year earlier. Based on the organizational structure as of September 30, 2011, out of the current backlog, orders of €22 billion are expected to be converted into revenue during fiscal 2012, orders of €14 billion during 2013, and the remainder in the periods thereafter.

New orders by Divisions

(in millions of €)	Year ended September 30, 2011	2010	% Change Actual	Adjusted[1]	therein Currency	Portfolio
Fossil Power Generation	12,487	9,920	26%	26%	(1)%	0%
Renewable Energy	6,884	5,929	16%	17%	(1)%	0%
Oil & Gas	5,551	4,943	12%	10%	2%	1%
Power Transmission	7,271	6,770	7%	8%	0%	0%
Power Distribution	3,397	3,231	5%	5%	(1)%	0%

1 Excluding currency translation and portfolio effects.

Revenue by Divisions

(in millions of €)	Year ended September 30, 2011	2010	% Change Actual	Adjusted[1]	therein Currency	Portfolio
Fossil Power Generation	10,203	9,550	7%	8%	(1)%	0%
Renewable Energy	3,932	3,272	20%	24%	(4)%	0%
Oil & Gas	4,719	4,156	14%	12%	1%	1%
Power Transmission	6,334	6,143	3%	4%	0%	0%
Power Distribution	3,175	3,039	4%	4%	0%	0%

1 Excluding currency translation and portfolio effects.

Profit and Profit margin by Divisions

	Profit			Profit margin	
	Year ended September 30,			Year ended September 30,	
(in millions of €)	2011	2010	% Change	2011	2010
Fossil Power Generation	2,833	1,445	96%	27.8%	15.1%
Renewable Energy	(2)	343	n/a	0.0%	10.5%
Oil & Gas	467	455	3%	9.9%	10.9%
Power Transmission	562	715	(21)%	8.9%	11.6%
Power Distribution	286	398	(28)%	9.0%	13.1%

In fiscal 2011, **Fossil Power Generation** recorded profit of €2.833 billion, representing a substantial increase compared to the prior year. The Division maintained its strong performance in project execution throughout the fiscal year, and also benefited from a more favorable business mix year-over-year, including conversion of high-margin component orders and a strong contribution from the service business. Reported profit also benefited from the net effect related to Areva mentioned above for the Sector, partly offset by project charges of €87 million in the second quarter of fiscal 2011 related to the Olkiluoto project in Finland. A year earlier, profit for the Division was held back by charges of €57 million for capacity adjustments related to a shift of production capacity within the Americas region. Orders for fiscal 2011 climbed 26% from a relatively low basis of comparison in the prior year, driven by strong demand in emerging markets and a substantially higher volume from major orders. Revenue rose 7% year-over-year, including a double-digit increase in the Americas region.

Revenue at **Renewable Energy** increased significantly by 20% in fiscal 2011, as the Division continued to convert orders from its large order backlog. New orders were 16% higher than in the prior year, driven by strong growth in the Europe, C.I.S., Africa, Middle East region. The Division continued to take in large wind-farm orders from Europe and the U.S. and also won its first order from China – the world's largest national wind-

farm market. Renewable Energy's wind power business delivered a solid operating performance in fiscal 2011 while increasing its spending for R&D, marketing and selling associated with growth. The wind power business also saw continuing pricing pressure as the market matures and grows more competitive, most notably for onshore projects. Profit development for the Division was held back by negative impacts in its solar business, including continued operating losses throughout fiscal 2011. In the fourth quarter, Siemens completed an assessment of the growth prospects and long-term market development for the concentrated solar power business. Following completion of the impairment test, the solar business took impairment charges totaling €231 million, including €128 million for goodwill. For additional information, see ▷ *D.6 Notes to Consolidated Financial Statements*. In total, these factors led to a loss of €2 million for Renewable Energy in the current fiscal year, compared to a profit of €343 million a year earlier.

Profit at **Oil&Gas** rose 3% in fiscal 2011, to €467 million, including a strong performance in its turbines business. The Division's 14% increase in revenue year-over-year was driven by strong growth in emerging markets, particularly in China and India, where revenue more than doubled. Orders at Oil&Gas climbed 12% compared to the prior year on broad-based growth across its businesses.

Profit at **Power Transmission** was €562 million in fiscal 2011, down from €715 million a year earlier. Profit in fiscal 2011 was held back by the conversion of lower-margin contracts from the backlog due to ongoing pricing pressure. This effect was strongest in the transformers and high-voltage substation businesses, which have attracted new market entrants based in lower-cost countries. In addition, the current year included charges totaling €57 million, including for staff reduction measures, related to optimizing the Division's global manufacturing footprint. Further, profit development year-over-year was impacted by negative effects related to commodity hedging. Orders at Power Transmission rose 7% year-over-year, led by strong demand at the Division's solutions business. Revenue came in 3% higher compared to the prior fiscal year, led by growth in the Europe, C.I.S., Africa, Middle East region.

Power Distribution contributed €286 million in profit in fiscal 2011, down substantially from the prior fiscal year. Profit in the current period was held back by higher expenses year-over-year for R&D, marketing and selling associated with business expansion and new technologies such as smart grids. Order intake and revenue at Power Distribution rose 5% and 4%, respectively, on growth in the regions Americas and Asia, Australia.

Healthcare

Sector

(in millions of €)	Year ended September 30, 2011	2010	% Change Actual	Adjusted[1]	therein Currency	Portfolio
Profit	1,334	653	104%			
Profit margin	10.7%	5.3%				
New orders	13,116	12,872	2%	2%	0%	0%
Total revenue	12,517	12,364	1%	2%	0%	0%
External revenue	12,463	12,281	1%			
therein:						
Europe, C.I.S.[2], Africa, Middle East	*4,489*	*4,681*	*(4)%*			
therein Germany	*992*	*1,056*	*(6)%*			
Americas	*5,233*	*5,142*	*2%*			
Asia, Australia	*2,741*	*2,459*	*11%*			

1 Excluding currency translation and portfolio effects. 2 Commonwealth of Independent States.

With effect from October 1, 2010, the **Healthcare** Sector implemented a new organizational structure. The new alignment achieves greater integration of the Sectors' businesses, and also unifies sales and service in one Sector-wide organization. The audiology business unit is now managed as a Sector-led Business Unit. Following the new structure, financial results are reported externally for the Sector and for the Diagnostics Division. Prior-year information is presented on a comparable basis.

The healthcare market environment included continuing pressure on public health budgets in developed countries while healthcare spending increased in emerging market countries, particularly including China. The Healthcare Sector posted a profit of €1.334 billion for fiscal 2011, including negative impacts related to particle therapy business. The primary impact stemmed from a reevaluation of the commercial feasibility of particle therapy for general patient treatment, after which the Sector decided to shift the focus of certain particle therapy projects primarily to research. In the third quarter, charges totaling €381 million were recognized related to this reevaluation. In accordance with project accounting rules, Healthcare reduced revenue in the imaging and therapy systems businesses by an amount of revenue recognized from the projects in prior periods. The negative impact on profit related to this revenue effect was approximately €100 million within the total impact for the reevaluation mentioned above. In the first quarter, before the reevaluation, the Sector took €32 million in charges stemming from increased costs estimates for completing particle therapy contracts. Profit in fiscal 2011 was also held back by the Sector's €43 million share of the special employee remuneration allocation mentioned earlier and a loss of €32 million on the sale of a healthcare IT business in France. For comparison, the Sector's profit of €653 million a year ago included charges for impairments totaling €1.204 billion at Diagnostics and €96 million in charges related to the particle therapy business. Profit in the prior year benefited from €79 million of the pension curtailment gain discussed earlier and a gain of €40 million related to the Sector ceasing consolidation of a former subsidiary due to loss of control. The Sector expects burdens on profit in coming quarters from measures aimed at improving its competitive position.

Profit at **Diagnostics** in fiscal 2011 was €300 million, held back by increased pricing pressure in a competitive market environment, a less favorable business mix from a higher proportion of lower-margin product lines and higher service costs compared to the prior year. Operational challenges are expected to continue in coming quarters. The profit was also burdened by an increase in valuation allowances for receivables triggered by a debt rating downgrade related to Greece. A year earlier, Diagnostics posted a loss of €804 million due to the impairment charges mentioned above, and benefited from €22 million of the pension curtailment gain

mentioned above for the Sector. PPA effects related to past acquisitions were €169 million in fiscal 2011 and €178 million in fiscal 2010.

Orders for **Healthcare** increased 2% in fiscal 2011 compared to the prior year. Revenue rose 1% year-over-year, including the revenue reduction related to particle therapy projects mentioned above. The imaging and therapy systems businesses delivered solid growth in both revenue and orders. On an organic basis, Sector volume growth was 2% for both orders and revenue. On a geographic basis, double-digit order growth in the Asia, Australia region more than offset declines in the regions Europe, C.I.S., Africa, Middle East and Americas. The Sector recorded higher revenue in the regions Asia, Australia and Americas offsetting a decline in the Europe, C.I.S., Africa, Middle East region. Emerging markets on a global basis showed positive growth for both revenue and orders including strong double-digit increases in China. Healthcare's book-to-bill ratio was 1.05 and its order backlog stood at €7 billion at the end of the year. Of the Sector's current backlog, orders of €3 billion are expected to be converted into revenue during fiscal 2012, orders of €1 billion during fiscal 2013, and the remainder in the periods thereafter.

In fiscal 2011, **Diagnostics** recorded revenue of €3.667 billion, unchanged from the prior year, and orders of €3.678 billion, up slightly from €3.664 billion a year ago. Both orders and revenue showed double-digit growth in the Asia, Australia region, and declines in the regions Americas and Europe, C.I.S., Africa, Middle East. On an organic basis, revenue was level with the prior year and orders rose 1%.

C.3.2.2 EQUITY INVESTMENTS

In fiscal 2011, **Equity Investments** reduced its loss to €26 million from a loss of €191 million in fiscal 2010. The improvement was due mainly to a lower equity investment loss related to our share in NSN, which declined to €280 million from €533 million in the prior fiscal year. NSN reported to Siemens that it took restructuring charges and integration costs totaling €151 million in fiscal 2011 compared to €378 million a year earlier. Profit in fiscal 2011 also benefited from a gain of €90 million on the sale of Siemens' 49% stake in KMW. These positive factors were partly offset by results related to other equity investments. Our shares in BSH and KMW, which was sold during the first quarter of the current fiscal year, together generated equity investment income for Siemens totaling €191 million in fiscal 2011, down from €277 million in fiscal 2010. The equity investment result related to our share in EN was a loss of €46 million in fiscal 2011, compared to income of €5 million a year earlier.

In the first quarter of fiscal 2011, Nokia Corporation (Nokia) and Siemens each converted €266 million, consisting of a shareholder loan to NSN and deferred interest into preferred shares. In the fourth quarter of fiscal 2011, in order to strengthen NSN's financial position, Nokia and Siemens each provided new equity of €500 million and received preferred shares in return. The increase in equity did not change the existing shareholding ratio between Nokia and Siemens. We expect continued volatility in Equity Investments results in coming quarters including material impacts related to repositioning activities at NSN. For further information see ▷ *C.7 Report on post-balance sheet date events*.

C.3.2.3 FINANCIAL SERVICES (SFS)

(in millions of €)	Year ended September 30, 2011	2010	% Change
Income before income taxes	428	443	(3)%
Total assets	14,602	12,506	17%

In fiscal 2011, SFS generated €428 million in profit (defined as income before income taxes). Profit of €443 million in fiscal 2010 benefited from positive net effects related to various investments, including a gain of €47 million on the sale of an investment, while the current fiscal year was burdened by an impairment on an equity stake in a power plant project in the U.S. due to unexpectedly adverse market conditions. An adverse change related to investments was partly offset primarily by higher results in the commercial finance business. In the fourth quarter of fiscal 2011, SFS announced a growth strategy which includes even stronger support for the operating businesses of Siemens, leading to higher net cash outflows at the end of the quarter primarily relating to growth in the commercial finance business. These higher net cash outflows led to an increase in Total assets to €14.602 billion.

The following table provides further information on the capital structure of SFS as of September 30, 2011 and 2010:

(in millions of €)	September 30, 2011	2010
Allocated equity	1,593	1,458
Total debt	12,075	10,028
therein intragroup financing	*12,066*	*10,004*
therein debt from external sources	*9*	*24*
Debt to equity ratio	7.58	6.88
Cash and cash equivalents	178	90

Both Moody's and Standard&Poor's view SFS as a captive finance company. These rating agencies generally recognize and accept higher levels of debt attributable to captive finance subsidiaries in determining long-term and short-term credit ratings.

The allocated equity for SFS is mainly determined and influenced by the size and quality of its portfolio of commercial finance assets (primarily leases and loans) and equity investments. This allocation is designed to cover the risks of the underlying business and is in line with common credit risk management standards. The actual risk of the SFS portfolio is evaluated and controlled on a regular basis. The allocated equity is calculated quarterly.

C.3.2.4 RECONCILIATION TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation to Consolidated Financial Statements includes Centrally managed portfolio activities, Siemens Real Estate (SRE) and various categories of items which are not allocated to the Sectors and to SFS because management has determined that such items are not indicative of the Sectors' and SFS' respective performance.

Centrally managed portfolio activities

For fiscal 2011, the result of Centrally managed portfolio activities was a loss of €40 million compared to a loss of €169 million a year earlier. The improvement is due primarily to the electronics assembly systems business which recorded a profit of €10 million in fiscal 2011. For comparison, the result related to this business in fiscal 2010 was a loss of €141 million, including €106 million provided for in connection with an expected loss from the sale to ASM Pacific Technology. The transaction was announced in the fourth quarter of fiscal 2010 and closed in the second quarter of fiscal 2011. In addition, both periods under review included losses related to the remaining former business activities of Siemens IT Solutions and Services that were not classified as discontinued operations and were therefore retroactively reclassified as Centrally managed portfolio activities. These losses were lower in the current year.

Siemens Real Estate (SRE)

In 2009, we initiated a multi-year program to improve the efficiency of our real estate management. Under the program, Siemens bundled its real estate portfolio into SRE and is implementing measures to increase the efficiency of these assets. The program was expected to generate approximately €250 million in annual cost savings primarily for the Siemens Sectors by the end of fiscal 2011, mainly through the more efficient utilization of space and a reduction in vacant property. At the end of the current fiscal year, we have completed the bundling of our real estate assets into SRE and have achieved the target of €250 million in annual cost savings compared to the cost position prior to the start of the program.

Income before income taxes at SRE was €150 million in fiscal 2011, down from €250 million a year earlier, due in part to lower gains related to the disposal of real estate in the current period. Costs associated with the real estate bundling program came in lower year-over-year, at €50 million, compared to €75 million in fiscal 2010. Assets with a book value of €489 million were transferred to SRE during fiscal 2011 as part of the real estate bundling program. SRE expects to continue with real estate disposals depending on market conditions.

Corporate items and pensions

In fiscal 2011, Corporate items and pensions posted a loss of €273 million, compared to a loss of €702 million a year earlier. Within this change, Centrally carried pension expense improved to a positive €75 million in the current year, from a negative €167 million in the prior year, due primarily to lower interest costs and a higher expected return on plan assets.

Corporate items recorded a loss of €348 million in fiscal 2011, compared to a loss of €535 million in fiscal 2010. The improvement year-over-year benefited from management's allocation

of a substantial part of the €267 million in special employee remuneration that was accrued within Corporate items in the fourth quarter of fiscal 2010. Within this part is the €240 million that was debited to the Sectors for management reporting purposes; charges were made to Industry of €128 million, to Energy of €69 million and to Healthcare of €43 million. In contrast, fiscal 2011 included higher net charges related to legal and regulatory matters and provisions of €99 million relating to regional risks. In addition, the current period includes an amount of €53 million related to reimbursements to AtoS, which will continue in coming quarters during the post-closing transition phase as AtoS becomes Siemens' external IT service provider.

For comparison, the prior fiscal year benefited from gains in connection with compliance-related matters, including a gain of €84 million related to an agreement with the provider of Siemens' directors and officers liability insurance, a net gain related to settlements with former members of Siemens' Managing Board and Supervisory Board, and total gains of €40 million related to the recovery of funds frozen by authorities. Further, fiscal 2010 included a gain of €35 million from the sale of our Roke Manor activities in the U.K.

Eliminations, Corporate Treasury and other reconciling items

In fiscal 2011, income before income taxes from **Eliminations, Corporate Treasury and other reconciling items** was a negative €90 million compared to a negative €331 million a year earlier. The main factor of the improvement was Corporate Treasury activities, primarily due to changes in the fair market value of interest rate and foreign currency derivatives not qualifying for hedge accounting. The current fiscal year also benefited from an improved interest result as well as positive effects related to the reclassification of fund shares in connection with the divestment of an asset management company at SFS.

C.3.3 Reconciliation to adjusted EBITDA (continuing operations)

The following table gives additional information on topics included in Profit and Income before income taxes and provides a reconciliation to adjusted EBITDA based on continuing operations. We report adjusted EBIT and adjusted EBITDA as a performance measure. The closest comparable GAAP figure under IFRS is Net income as reported in our "Consolidated Statements of Income." For further information regarding adjusted EBIT and adjusted EBITDA, please see ▷ *C.14 Notes and forward-looking statements.*

For the fiscal years ended September 30, 2011 and 2010

(in millions of €)	Profit[1,2] 2011	Profit[1,2] 2010	Income (loss) from investments accounted for using the equity method, net[3] 2011	Income (loss) from investments accounted for using the equity method, net[3] 2010
Sectors and Divisions				
Industry Sector	**3,618**	**2,658**	**37**	**13**
Industry Automation	1,415	1,004	7	(2)
Drive Technologies	1,087	803	3	(1)
Building Technologies	409	401	7	7
Industry Solutions	276	(10)	9	4
Mobility	429	463	11	5
Energy Sector	**4,141**	**3,361**	**12**	**78**
Fossil Power Generation	2,833	1,445	33	27
Renewable Energy	(2)	343	(57)	9
Oil & Gas	467	455	–	–
Power Transmission	562	715	35	36
Power Distribution	286	398	1	6
Healthcare Sector	**1,334**	**653**	**9**	**3**
therein: Diagnostics	300	(804)	–	(9)
Total Sectors	**9,093**	**6,673**	**58**	**93**
Equity Investments	**(26)**	**(191)**	**(44)**	**(248)**
Financial Services (SFS)	**428**	**443**	**92**	**130**
Reconciliation to Consolidated Financial Statements				
Centrally managed portfolio activities	(40)	(169)	12	14
Siemens Real Estate (SRE)	150	250	–	–
Corporate items and pensions	(273)	(702)	–	–
Eliminations, Corporate Treasury and other reconciling items	(90)	(331)	29	20
Siemens	**9,242**	**5,974**	**147**	**9**

1 Profit of the Sectors and Divisions as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.
2 Beginning with fiscal 2011, central infrastructure costs which were formerly reported in Corporate items will be allocated primarily to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and is charged in set portions in all four quarters. Presentation of prior-year information has been adjusted to conform to the current-year presentation.
3 Includes impairments and reversals of impairments of investments accounted for using the equity method.

	Financial income (expense), net[4]		Adjusted EBIT[5]		Amortization[6]		Depreciation and impairments of property, plant and equipment and goodwill[7]		Adjusted EBITDA		Adjusted EBITDA margin	
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
	(11)	(14)	3,592	2,659	349	346	437	438	4,378	3,444	13.3%	11.4%
	1	3	1,406	1,004	177	183	100	94	1,683	1,282		
	–	(1)	1,085	804	45	45	156	148	1,286	997		
	(1)	1	404	393	85	77	84	91	572	561		
	(3)	(3)	269	(11)	27	25	53	59	349	73		
	(7)	(13)	425	471	15	15	44	47	485	533		
	828	(22)	3,301	3,305	111	93	541	353	3,953	3,752	14.3%	14.7%
	823	(14)	1,976	1,431	15	16	125	123	2,117	1,571		
	–	(3)	55	337	45	29	227	57	328	423		
	(3)	(2)	470	457	26	26	63	58	559	541		
	10	–	517	679	10	11	87	77	613	767		
	(3)	(2)	288	395	15	11	34	33	337	439		
	3	20	1,322	630	320	317	324	1,538	1,967	2,484	15.7%	20.1%
	5	7	295	(802)	188	200	219	1,422	702	820		
	820	(15)	8,215	6,595	781	756	1,303	2,329	10,299	9,680		
	13	35	5	22	–	–	–	–	5	22		
	299	268	37	46	9	7	256	326	303	380		
	–	4	(52)	(187)	3	2	4	10	(44)	(176)		
	(82)	(47)	232	298	2	2	271	294	504	594		
	77	(144)	(350)	(557)	12	24	47	51	(290)	(483)		
	10	(196)	(129)	(155)	–	–	(50)	(59)	(179)	(213)		
	1,137	(97)	7,958	6,061	807	791	1,831	2,952	10,596	9,805		

4 Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.
5 Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.
6 Amortization and impairments, net of reversals, of intangible assets other than goodwill.
7 Depreciation and impairments of property, plant and equipment, net of reversals. Includes impairments of goodwill of €128 million and €1.145 billion for the fiscal years ended September 30, 2011 and 2010, respectively.

Due to rounding numbers presented may not add up precisely to totals provided.

C.3.4 Dividend

At the Annual Shareholders' Meeting scheduled for January 24, 2012, the Managing Board, in agreement with the Supervisory Board, will submit the following proposal to allocate the unappropriated net income of Siemens AG for the fiscal year ended September 30, 2011: to distribute a dividend of €3.00 on each no-par value share entitled to the dividend for fiscal year 2011 existing at the date of the Annual Shareholders' Meeting, and the remaining amount to be carried forward. The prior-year dividend was €2.70 per share.

C.3.5 Critical accounting estimates

Siemens' Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union (EU). The financial statements are also in accordance with IFRS as issued by the IASB. Our significant accounting policies, as described in ▷ *D.6 Notes to Consolidated Financial Statements*, are essential to understand our results of operations, financial positions and cash flows. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on our financial position, results of operations and cash flows. Critical accounting estimates could also involve estimates where management reasonably could have used a different estimate in the current accounting period. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment.

For information on Critical accounting estimates, see ▷ *D.6 Notes to Consolidated Financial Statements.*

C.4 Financial position

C.4.1 Principles and objectives of financial management

Siemens is committed to a strong financial profile, which provides the financial flexibility to achieve growth and portfolio optimization goals largely independent of capital market conditions.

Financial management at Siemens is executed according to applicable laws and internal guidelines and regulations. It includes the following activities:

C.4.1.1 LIQUIDITY MANAGEMENT

Our principal source of financing is cash inflows from operating activities. Corporate Treasury generally manages cash and cash equivalents for Siemens and has primary responsibility for raising funds in the capital markets for Siemens through various debt products, with the exception of countries with conflicting capital market controls. The relevant consolidated subsidiaries in these countries obtain financing primarily from local banks. Siemens follows a prudent borrowing policy which is aimed towards a balanced financing portfolio, a diversified maturity profile and a comfortable liquidity cushion. On September 30, 2011, Siemens held €12.468 billion in cash and cash equivalents, mainly in euros, which were predominantly managed by Corporate Treasury. Especially since the beginning of the global financial markets crisis, Siemens monitors funding options available in the capital markets, trends in the availability of funds and the cost of such funding very closely to evaluate possible strategies regarding its financial and risk profile.

Corporate Treasury enters into reverse repurchase agreements with financial institutions with investment grade credit ratings. Siemens holds securities as collateral under these agreements via a third party (Euroclear) and is permitted to sell or re-pledge the securities. The extent to which Siemens engages in transactions involving reverse repurchase agreements depends on its liquidity management needs and the availability of cash and cash equivalents which varies from time to time. For further information on reverse purchase agreements see ▷ *D.6 Notes to Consolidated Financial Statements.*

C.4.1.2 CASH MANAGEMENT

Cash management comprises the management of bank partner relationships and bank accounts as well as the execution of payments, including the administration of cash pools, on a global level. Siemens strives to raise efficiency and transparency through a high level of standardization and continuous advancement of payment processes. Where permissible, the execution of intercompany and third party payments is effected centrally through group-wide tools with central controls to ensure compliance with internal and external guidelines and requirements. To ensure efficient management of Siemens' funds, Corporate Treasury has established a central cash management approach: to the extent legally and economically feasible, funds are pooled and managed centrally by Corporate Treasury. Conversely, funding needs within Siemens are covered centrally by Corporate Treasury via intercompany current accounts and / or loans where legally and economically feasible.

C.4.1.3 FINANCIAL RISK MANAGEMENT

Investments of cash and cash equivalents are subject to credit requirements and counterparty limits. Corporate Treasury pools and centrally manages Siemens' interest rate, certain commodity and currency risk exposures and uses financial derivative instruments in transactions with external financial institutions to offset such concentrated exposures. Especially since the beginning of the global financial market crisis, Siemens monitors counterparty risk in its financial assets and financial derivative instruments very closely. For more detailed information about financial risk management at Siemens see ▷ *D.6 Notes to Consolidated Financial Statements.*

C.4.1.4 MANAGEMENT OF PENSION PLAN FUNDING

Siemens' funding policy for its pension funds is part of its overall commitment to sound financial management, which includes a continuous analysis of the structure of its pension liabilities. For more detailed information about Siemens' pension plan funding see ▷ *C.4.4.3 Funding of pension plans and similar commitments.*

C.4.1.5 CAPITAL STRUCTURE MANAGEMENT AND CREDIT RATING

To effectively manage its capital structure, Siemens seeks to maintain ready access to the capital markets through various debt products and to preserve its ability to repay and service its debt obligations over time. For more detailed information about Siemens' capital structure, see below.

A key factor in maintaining a strong financial profile is our credit rating which is affected by, among other factors, our capital structure, profitability, ability to generate cash flow, geographic

and product diversification as well as our competitive market position. Our current corporate credit ratings from Moody's Investors Service and Standard & Poor's are noted as follows:

	Moody's Investors Service	Standard & Poor's
Long-term debt	A1	A+
Short-term debt	P-1	A-1+

On November 9, 2007 Moody's applied a long-term credit rating of "A1." The rating classification "A" is the third highest rating within the agency's debt ratings category. The numerical modifier "1" indicates that our long-term debt ranks in the higher end of the A category. On September 8, 2011 Moody's revised its outlook for Siemens' credit rating from "stable" to "positive." The outlook change recognizes that over the past years, Siemens' large business portfolio has become more balanced and resilient to cyclicality as a result of disposals. Furthermore it reflects Siemens' strengthened profitability. The Moody's rating outlook is an opinion regarding the likely direction of an issuer's rating over the medium-term. Rating outlooks of Moody's fall into the following six categories: "positive," "negative," "stable," "developing," "ratings under review" and "no outlook."

Moody's Investors Service's rating for our short-term corporate credit and commercial paper is "P-1," the highest available rating in the prime rating system, which assesses issuers' ability to honor senior financial obligations and contracts. It applies to senior unsecured obligations with an original maturity of less than one year. On September 8, 2011 Moody's affirmed our "P-1" short-term rating.

On June 5, 2009 Standard & Poor's applied a long-term credit rating of "A+." Within Standard & Poor's ratings definitions an obligation rated "A" has the third highest long-term rating category. The modifier "+" indicates that our long-term debt ranks in the upper end of the A category. On April 18, 2011, Standard & Poor's revised its outlook for Siemens' credit rating from "stable" to "positive." The outlook revision reflects Siemens' solid operating and financial performance throughout the 2008 to 2010 global financial and economic downturn. A rating outlook indicates the potential direction of a long-term credit rating over the medium-term. Rating outlooks of Standard & Poor's fall into the following four categories: "positive," "negative," "stable" and "developing."

Furthermore, Standard & Poor's raised our short-term corporate credit rating from "A-1" to "A-1+" on April 18, 2011. This is the highest short-term rating within the Standard & Poor's short-term rating scale. The upgrade of the short-term rating is based on Standard & Poor's assessment of our liquidity.

The U.S. Securities and Exchange Commission granted the registration of Moody's Investors Services and Standard & Poor's Ratings Services the status of nationally recognized statistical rating organizations (NRSROs). Siemens does not have any agreements with other nationally recognized statistical rating organizations to provide long-term and short-term credit ratings.

We believe that our high credit rating for our long-term debt applied by Moody's and Standard & Poor's allows us to raise funds in the capital markets at attractive conditions or to obtain financing from banks with financial flexibility. A high credit rating generally leads to lower credit spreads and therefore our rating also positively affects our funding costs. Security ratings are not a recommendation to buy, sell or hold securities. Credit ratings may be subject to revision or withdrawal by the rating agencies at any time and each rating should be evaluated independently of any other rating.

C.4.2 Capital structure

As of September 30, 2011 and 2010, our capital structure was as follows:

(in millions of €)	September 30, 2011	2010	% Change
Total equity attributable to shareholders of Siemens AG	**31,530**	**28,346**	**11%**
As percentage of total capital	**64%**	59%	
Short-term debt and current maturities of long-term debt	3,660	2,416	
Long-term debt	14,280	17,497	
Total debt	**17,940**	**19,913**	**(10)%**
As percentage of total capital	**36%**	41%	
Total capital (total debt and total equity)	**49,470**	**48,259**	**3%**

In fiscal 2011, total equity attributable to shareholders of Siemens AG increased by 11% compared to fiscal 2010. Total debt decreased by 10% during fiscal 2011. This resulted in an

increase in total equity as a percentage of total capital to 64% compared to 59% in fiscal 2010. Accordingly, total debt as a percentage of total capital decreased to 36% from 41% in the prior year. For more detailed information on changes in equity and in debt, see ▷ *C.5 Net assets position* and ▷ *D.6 Notes to Consolidated Financial Statements*.

We have commitments to sell or otherwise issue common shares in connection with established share-based compensation plans. In fiscal 2011, commitments for share-based compensation were fulfilled through treasury shares. In fiscal 2012, we may again fulfill commitments for share-based compensation through treasury shares. For additional information with respect to share-based compensation and treasury shares, see ▷ *D.6 Notes to Consolidated Financial Statements*.

As part of our One Siemens framework for sustainable value creation, Siemens decided to continue to use an indicator to optimize its capital structure. For further information see ▷ *C.1.3 Financial performance measures*. A key consideration in this regard is maintenance of ready access to the capital markets through various debt products and preservation of our ability to repay and service our debt obligations over time. Siemens set a capital structure target range of 0.5 – 1.0. The ratio is defined as the item Adjusted industrial net debt divided by the item Adjusted EBITDA (continuing operations). The calculation of the item Adjusted industrial net debt is set forth in the table below. Adjusted EBITDA (continuing operations) is defined as adjusted earnings before income taxes (EBIT) before amortization (defined as amortization and impairments, net of reversals, of intangible assets other than goodwill) and depreciation and impairments of property, plant and equipment and goodwill. Adjusted EBIT is defined as the line item Income from continuing operations before income taxes less the line item Interest income, less the line item Interest expense less the line item Other financial income (expense), net as well as less the line item Income (loss) from investments accounted for using the equity method, net. For further information see ▷ *C.3.3 Reconciliation to adjusted EBITDA (continuing operations)*.

(in millions of €)	September 30, 2011	2010
Short term debt and current maturities of long-term debt	3,660	2,416
Plus: Long term debt[1]	14,280	17,497
Less: Cash and cash equivalents	(12,468)	(14,108)
Less: Current available-for-sale financial assets	(477)	(246)
Net debt	**4,995**	**5,560**
Less: SFS Debt	(12,075)	(10,028)
Plus: Pension plans and similar commitments[2]	7,307	8,464
Plus: Credit guarantees	591	597
Less: 50% *nominal amount hybrid bond*[3]	*(883)*	*(886)*
Less: Fair value hedge accounting adjustment[4]	(1,470)	(1,518)
Adjusted industrial net debt	**(1,534)**	**2,189**
Adjusted EBITDA (continuing operations)	**10,596**	**9,805**
Adjusted industrial net debt/adjusted EBITDA (continuing operations)	**(0.14)**	**0.22**

1 The item Short-term debt and current maturities of long-term debt as well as the item Long-term debt included in total fair value hedge accounting adjustments of €1,470 million and €1,518 million for the fiscal year ended September 30, 2011 and 2010, respectively.
2 In fiscal 2011, to consider Siemens' total pension liability, adjusted industrial net debt includes line item Pension plans and similar commitments as presented in the Consolidated Statement of Financial Position. *Prior-year amounts are reclassified to conform to the current-year presentation.*
3 The adjustment for our hybrid bond considers the calculation of this financial ratio applied by rating agencies to classify 50% of our hybrid bond as equity and 50% as debt. This assignment reflects the characteristics of our hybrid bond such as a long maturity date and subordination to all senior and debt obligations.
4 Debt is generally reported with a value representing approximately the amount to be repaid. However for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly we deduct these changes in market value in order to end up with an amount of debt that approximately will be repaid. We believe, this is a more meaningful figure for the calculation presented above. For further information on fair value hedges see ▷ *D.6 Notes to Consolidated Financial Statements*.

Due to rounding, numbers presented may not add up precisely to totals provided.

C.4.3 Cash flow – Fiscal 2011 compared to fiscal 2010

The following discussion presents an analysis of our cash flows for fiscal 2011 and 2010 for both continuing and discontinued operations. Discontinued operations include primarily OSRAM and Siemens IT Solutions and Services, which were classified as discontinued operations during the second quarter of fiscal 2011. Prior periods are presented on a comparable basis.

We report Free cash flow as a supplemental liquidity measure, which is defined as net cash provided by (used in) operating activities less cash used for additions to intangible assets and property, plant and equipment. We believe that the presentation of Free cash flow provides useful information to investors because it gives an indication of the long-term cash-generating ability of our business and our ability to pay for discretionary and non-discretionary expenditures not included in the measure, such as dividends, debt repayment or acquisitions. We also use Free cash flow to compare cash generation among the segments of our business. Free cash flow should not be considered in isolation or as an alternative to measures of cash flow calculated in accordance with IFRS. For further information about the usefulness and limitations of this measure see ▷ *C.14 Notes and forward-looking statements*.

Cash flows from operating activities – Operating activities in continuing and discontinued operations provided net cash of €7.767 billion in fiscal 2011, compared to net cash provided of €9.349 billion a year earlier.

Within the total, continuing operations provided net cash of €8.056 billion the current period, compared to net cash provided of €8.997 billion in fiscal 2010. The decrease in cash flow from operating activities was due primarily to an increase in net working capital in Total Sectors associated with growth partly offset by cash inflows driven by an increase in Siemens' profit supported by an increase of 36% in Total Sectors profit. The major factor within net working capital was an increased build-up in inventories, primarily in the Energy Sector. For comparison, net working capital in the Total Sectors decreased a year earlier. Fiscal 2011 included cash outflows for personnel-related expenses of €0.3 billion in connection with the previously disclosed special remuneration for non-management employees. For comparison, fiscal 2010 included higher cash outflows related to staff reduction measures. Lower income taxes paid in fiscal 2011 were more than compensated by lower dividends received which related mainly to our investment in BSH and higher pension funding relating to our pension plans and similar commitments compared to the prior year.

Discontinued operations used net cash of €289 million in fiscal 2011, compared to net cash provided of €352 million a year earlier. The current period included primarily cash outflows related to establishing Siemens IT Solutions and Services as a separate legal group, including for carve-out activities and personnel-related matters partly offset by cash inflows from OSRAM's operating activities.

Free cash flow

(in millions of €)		Continuing operations Year ended September 30, 2011	 2010	Discontinued operations Year ended September 30, 2011	 2010	Continuing and discontinued operations Year ended September 30, 2011	 2010
Net cash provided by (used in):[1]							
Operating activities	A	**8,056**	8,997	**(289)**	352	**7,767**	9,349
Investing activities		**(2,909)**	(2,315)	**(1,135)**	(532)	**(4,044)**	(2,847)
therein: Additions to intangible assets and property, plant and equipment	B	***(2,171)***	*(1,954)*	***(446)***	*(382)*	***(2,617)***	*(2,336)*
Free cash flow[1,2]	A+B	**5,885**	7,043	**(735)**	(30)	**5,150**	7,013

1 For information regarding Net cash provided by (used in) financing activities please refer to the discussion below.
2 The closest comparable financial measure of Free cash flow under IFRS is Net cash provided by (used in) operating activities. Net cash provided by (used in) operating activities from continuing operations as well as from continuing and discontinued operations is reported in our Consolidated Statements of Cash Flow. Additions to intangible assets and property, plant and equipment from continuing operations is reconciled to the figures as reported in the Consolidated Statements of Cash Flow in ▷ *D.6 Notes to Consolidated Financial Statements*. Other companies that report Free cash flow may define and calculate this measure differently.

Cash flows from investing activities – Investing activities in continuing and discontinued operations used net cash of €4.044 billion in fiscal 2011, compared to net cash used of €2.847 billion a year earlier.

Within the total, net cash used in investing activities for continuing operations amounted to €2.909 billion in the current period compared to net cash used of €2.315 billion in fiscal 2010. Higher cash outflows in the current period are due mainly to cash outflows of €1.770 billion in fiscal 2011 for the increase in receivables from financing activities. In the fourth quarter of fiscal 2011, SFS announced a growth strategy which includes even stronger support for the operating businesses of Siemens, leading to higher net cash outflows at the end of the fourth quarter primarily to the growth in the commercial finance business at SFS. Higher purchases of investments in fiscal 2011 of €889 million primarily included cash outflows relating to the €500 million in new equity, which we provided to NSN in exchange for preferred shares in order to further strengthen NSN's financial position. Other factors within purchases of investments relate to the build-up of our concentrated solar power business and the first installment payment for our equity investment in A2SEA A/S, a supplier of offshore wind-farm installation services. These higher cash outflows were partly offset by higher proceeds from sales of investments, intangibles and property, plant and equipment, which rose to €2.108 billion from €585 million in the prior-year period. Sales of investments of €1.587 billion in the current period primarily included proceeds of €1.7 billion from the sale of our stake in Areva NP S.A.S. in the second quarter of fiscal 2011, subsequently reduced by €0.7 billion in the third quarter of fiscal 2011 due to the arbitration decision as mentioned earlier. Proceeds from sales of investment, intangibles and property, plant and equipment also included the sale of our 49% minority stake in KMW and higher proceeds from real estate disposals at SRE than a year earlier. Cash outflows for acquisitions, net of cash acquired, of €300 million in fiscal 2011 relate primarily to several acquisitions of entities within Total Sectors to optimize our business portfolio. For comparison, the prior-year period included cash outflows of €434 million including €265 million for the acquisition of Solel Solar Systems, a concentrated solar power company.

Discontinued operations used net cash of €1.135 billion in investing activities in fiscal 2011, compared to net cash used of €532 million a year earlier. The current period included additions to intangible assets and property, plant and equipment mainly at OSRAM, as well as payments of €249 million related to OSRAM's acquisition of Siteco, a supplier of urban infrastructure lighting. Additional cash outflows of €0.4 billion related to the disposal of Siemens IT Solutions and Services, including the effects resulting from the transfer and the contribution of plan assets into separate pension plans in fiscal 2011.

Free cash flow from continuing and discontinued operations amounted to a positive €5.150 billion in fiscal 2011 compared to a positive €7.013 billion a year earlier.

Free cash flow from continuing operations amounted to a positive €5.885 billion in fiscal 2011, compared to a positive €7.043 billion a year earlier. The change year-over-year was due primarily to the decrease in net cash provided by operating activities as discussed above. Cash used for additions to intangible assets and property, plant and equipment increased from €1.954 billion in the prior-year period to €2.171 billion in the current period, due primarily to increased investments in the Industry Sector and at SRE, associated with its responsibility for uniform and comprehensive management of the real estate assets of Siemens worldwide.

On a sequential basis Free cash flow during fiscal 2011 and fiscal 2010 developed as follows:

Free cash flow (in millions of €)[1]

Q4 11	3,480
Q3 11	992
Q2 11	354
Q1 11	1,059
Q4 10	2,931
Q3 10	2,088
Q2 10	1,311
Q1 10	713

1 Continuing operations.

Cash flows from financing activities – Financing activities from continuing and discontinued operations used net cash of €5.443 billion in the fiscal 2011, compared to €2.646 billion of net cash used a year earlier.

Within the total, continuing operations used net cash of €6.867 billion in fiscal 2011, compared to net cash used of €2.826 billion a year earlier. The increase in cash outflows was due primarily to the redemption of €2.0 billion in 5.75% bonds

that matured in July 2011, and a payment of €1.0 billion related to the binding offer to purchase additional shares in order to increase our stake in our publicly listed Indian subsidiary Siemens Ltd. from about 55% to a maximum of 75%. In addition dividends paid to shareholders (for fiscal 2010) in the current period were €2.356 billion, up from €1.388 billion paid (for fiscal 2009) in fiscal 2010. These cash outflows were partly offset by cash inflows from changes in short-term debt and other financing activities of €227 million, due mainly to cash inflows related to the settlement of financial derivatives used to hedge currency exposure in our financing activities. For comparison cash outflows from changes in short-term debt and other financing activities of €725 million in the prior year included higher repayments of commercial paper and payments related to the settlement of financial derivatives used to hedge currency exposure in our financing activities.

In fiscal 2011 we recorded cash outflows of €1.408 billion for financing of discontinued operations, compared to cash outflows of €187 million a year earlier. Discontinued operations are financed principally from Corporate Treasury. The item Financing discontinued operations includes these intercompany financing transactions.

C.4.4 Capital resources and requirements

Siemens' **capital resources** consist of a variety of short- and long-term financial instruments including, but not limited to, loans from financial institutions, commercial paper, medium-term notes and bonds. In addition to cash and cash equivalents and to available-for-sale financial assets liquid resources consist of future cash flows from operating activities.

Our **capital requirements** include, among others, scheduled debt service, regular capital spending, ongoing cash requirements from operating and SFS financing activities, including higher cash outflows related to the announced growth strategy of SFS, dividend payments, pension plan funding, portfolio activities, and cash outflows in connection with restructuring measures.

Total debt comprises our Notes and bonds, Loans from banks, Obligations under finance leases and Other financial indebtedness such as commercial paper. Total debt comprises Short-term debt and current maturities of long-term debt as well as Long-term debt, as stated on the Consolidated Statements of Financial Position. **Total liquidity** refers to the liquid financial assets we had available at the respective balance sheet dates to fund our business operations and pay for near-term obligations. Total liquidity comprises Cash and cash equivalents as well as current Available-for-sale financial assets, as stated on the Consolidated Statements of Financial Position. **Net debt** results from total debt less total liquidity. Management uses the Net debt measure for internal corporate finance management, as well as for external communication with investors, analysts and rating agencies, and accordingly we believe that presentation of Net debt is useful for those concerned. Net debt should not, however, be considered in isolation or as an alternative to short-term debt and long-term debt as presented in accordance with IFRS. For further information about the usefulness and limitations of Net debt, see ▷ *C.14 Notes and forward-looking statements*.

	September 30,	
(in millions of €)	2011	2010
Short-term debt and current maturities of long-term debt	3,660	2,416
Long-term debt	14,280	17,497
Total debt	**17,940**	**19,913**
Cash and cash equivalents	(12,468)	(14,108)
Available-for-sale financial assets (current)	(477)	(246)
Total liquidity	**(12,945)**	**(14,354)**
Net debt[1]	**4,995**	**5,560**

1 We typically need a considerable portion of our cash and cash equivalents as well as current available-for-sale financial assets at any given time for purposes other than debt reduction. The deduction of these items from total debt in the calculation of Net debt therefore should not be understood to mean that these items are available exclusively for debt reduction at any given time. Net debt comprises items as stated on the Consolidated Statements of Financial Position.

The changes in Net debt from fiscal 2010 to 2011 may also be presented as follows:

Changes in Net debt (in millions of €)


5,560
(8,056)
2,909
4,582
4,995
Net debt as of September 30, 2010
Net cash provided by operating activities¹
Net cash used in investing activities¹
Other changes²
Net debt as of September 30, 2011

1 Continuing operations.
2 Includes net cash used in certain financing activities such as proceeds from re-issuance of treasury stock and proceeds (payments) relating to other transactions with owners, dividends paid and financing discontinued operations as well as effects without cash flow impact such as reclassifications, effects of exchange rates and fair value hedge accounting adjustments.

Commercial paper program – We have a US$9.0 billion (€6.7 billion) global multi-currency commercial paper program in place, which includes the ability to issue US$-denominated extendible notes. In fiscal 2011 we issued commercial paper in varying amounts to fund our ongoing short-term capital requirements. Our issuances of commercial paper typically have a maturity of less than 90 days. As of September 30, 2011, we had no commercial paper outstanding. All commercial paper issued in fiscal 2011 was completely repaid within the year.

Notes and bonds – We have a "program for the issuance of debt instruments" (debt issuance program, formerly called medium-term note program) of €15.0 billion in place which we updated in May 2011. Under this program, we issued the following instruments:

> In February 2009, we issued €4.0 billion in fixed-interest rate instruments in two tranches comprising €2.0 billion in 4.125% instruments due in February 2013 and €2.0 billion in 5.125% instruments due in February 2017.
> In June 2008, we issued €3.4 billion in fixed interest rate instruments in three tranches, comprising: €1.2 billion in 5.25% instruments due in December 2011; €1.0 billion in 5.375% instruments due in June 2014 and €1.2 billion in 5.625% instruments due in June 2018.
> In August 2008, we increased two tranches of the €3.4 billion instruments by €750 million, including €350 million in 5.25% instruments due in December 2011 and €400 million in 5.625% instruments due in June 2018.
> In March 2006, we issued US$1.0 billion in notes in two tranches comprising US$500 million in floating rate notes (three months London Interbank Offered Rate +0.15%) due in March 2012 and US$500 million in 5.625% notes due in March 2016.

The nominal amount outstanding under the debt issuance program was €8.9 billion as of September 30, 2011.

In September 2006, we issued a subordinated hybrid bond in two tranches, a euro tranche of €900 million in 5.25% notes and a British pound tranche of £750 million in 6.125% notes, both tranches with a final legal maturity in September 2066. The company has a call option after ten years or thereafter. If the bond is not called, both tranches will become floating rate notes according to the conditions of the bond. The total nominal amount of our hybrid bond is €1.8 billion.

In August 2006, we issued notes totaling US$5.0 billion. These notes were issued in four tranches comprising: US$750 million in floating rate notes (three months London Interbank Offered Rate +0.05%) due in August 2009, which were redeemed at face value at their maturity date; US$750 million in 5.5% notes due in February 2012; US$1.750 billion in 5.75% notes due in October 2016 and US$1.750 billion in 6.125% notes due in August 2026. We may redeem, at any time, all or some of the fixed rate notes at the early redemption amount (call) according to the conditions of the notes. The nominal amount of these notes outstanding as of September 30, 2011 was €3.1 billion.

In June 2001, the Company issued a bond with an aggregate amount of €4.0 billion comprising two tranches. The outstanding second tranche, €2.0 billion in 5.75% bonds matured in July 2011, was redeemed at face value.

Assignable loans – In June 2008, we issued four series of assignable loans with an aggregate amount of €1.1 billion: €370 million in floating rate notes (six months European Interbank Offered Rate +0.55%) and €113.5 million in 5.283% notes, both maturing in June 2013 and €283.5 million in floating rate notes (six months European Interbank Offered Rate +0.7%) and €333 million in 5.435% notes, both maturing in June 2015.

Both floating rate tranches were called in August 2011 and will be redeemed in December 2011.

Credit facilities – We have three credit facilities at our disposal for general corporate purposes. Our credit facilities as of September 30, 2011, consist of € 7.1 billion in committed lines of credit. These facilities include:

> a US$5.0 billion (€3.7 billion) undrawn syndicated multi-currency revolving credit facility expiring March 2012 provided by a syndicate of international banks;
> a €450 million bilateral undrawn revolving credit facility expiring September 2012 provided by a domestic bank;
> a US$4.0 billion syndicated multi-currency credit facility expiring August 2013 provided by a syndicate of international banks. This facility comprises a US$1.0 billion (€0.7 billion) term loan which was drawn in January 2007 and is due in August 2013 as well as an undrawn US$3.0 billion (€2.2 billion) revolving tranche.

As of September 30, 2011, €6.4 billion of these lines of credit remained unused.

The maturity profile of the loans, notes and bonds described above is presented below:

Loans, notes and bonds maturity profile
(nominal amounts outstanding in billions of €)


3.1[1,2]
2.9
1.0
0.3
2.1
1.8[3]
3.3[1]
1.6
1.3
1.8[3]
2012
2013
2014
2015
2016
2017
2018
2026
2066

1 We may redeem, at any time, all or some of US$-notes, issued in August 2006, at the early redemption amount (call) according to the conditions of the notes.
2 Both floating rate tranches of the assignable loans were called in August 2011 and will be redeemed in December 2011.
3 The maturity of the hybrid bond depends on the exercise of a call option: the bond is callable by us in September 2016 and thereafter, with a final legal maturity ending in September 2066.

The US$4 billion and US$5 billion syndicated multi-currency revolving credit facilities provide their lenders with a right of termination in the event that (1) Siemens AG becomes a subsidiary of another company or (2) an individual or a group of individuals acting in concert acquires effective control over Siemens AG by being able to exercise decisive influence over its activities. The €450 million bilateral revolving credit facility may be terminated by the lender if major changes in Siemens AG's corporate legal situation occur that jeopardize the orderly repayment of the credit.

None of our credit facilities contains a material adverse change provision of the type often found in facilities of such nature and none of our global commercial paper and debt issuance programs nor our credit facilities contain specific financial covenants such as rating triggers or interest coverage, leverage or capitalization ratios that could trigger remedies, such as acceleration of repayment or additional collateral.

Further information about our bonds and the other components of our debt as well as about our financial risk management and the use of financial instruments for hedging purposes is provided in ▷ *D.6 Notes to Consolidated Financial Statements.*

Capital expenditures – Capital expenditures from continuing operations increased from €2.576 billion in the prior year to €2.753 billion in fiscal 2011, due primarily to increased capital expenditures in the Industry Sector, related to efforts to increase market share and to secure leadership in technology-driven growth markets and in SRE, associated with SRE's responsibility for a uniform and comprehensive management of real estate for our company worldwide. Capital expenditures include additions to intangible assets and property, plant and equipment and additions to assets held for rental in operating leases as presented in the Consolidated Statements of Cash Flow. €1.809 billion of our capital expenditures relates to our three Sectors. €944 million relates mainly to SRE, and to SFS, primarily associated with operating leases.

We directed significant portions of our capital expenditures in fiscal 2011 to expand capacities in strategic growth markets, particularly including emerging markets; to safeguard or enhance market share; and to secure leadership or competitiveness in technology-driven growth markets. Industry spent a large portion of its capital expenditures of €688 million for innovation, extension and replacement of technical equipment and machines primarily at Drive Technologies, Industry Automation and Building Technologies. Drive Technologies focused on the extension relating to its drive systems. Industry Automation used the major amount for the modernization of technical equipment and machines. Building Technologies used a considerable amount for innovation relating to power distribution as well as infrastructure solutions. Energy's main focus for capital expenditures of total €634 million related to the extension of capacities such as for the technology-driven wind power market. Considerable amounts at Energy were also used for the extension related to technical equipment and

machines particularly at Power Transmission. Healthcare used its capital expenditure of €487 million in fiscal 2011 primarily for development of software and IT solutions and making investments for additions to assets held for rental in operating leases relating to Diagnostics' products.

The changes of capital expenditures from fiscal 2011 to 2010 are as follows:

Capital expenditures (in millions of €)

Siemens (continuing operations)		
FY 2011	2,753	7%
FY 2010	2,576	
Industry Sector		
FY 2011	688	19%
FY 2010	577	
Energy Sector		
FY 2011	634	9%
FY 2010	579	
Healthcare Sector		
FY 2011	487	(12)%
FY 2010	551	

The capital expenditure rate for our Total Sectors was 93% for fiscal 2011. The capital expenditure rate is the ratio of the items Additions to intangibles assets and property, plant and equipment and Additions to assets held for rental in operating leases to depreciation and impairments of property, plant and equipment, net of reversals of impairments as well as amortization and impairments of intangible assets, net of reversals of impairments as presented in ▷ *D.6 Notes to Consolidated Financial Statements*. Goodwill impairment is excluded. Our mid-term target is to keep our capital expenditure rate in the range of 95% to 115%.

The capital expenditure rates for our Total Sectors for fiscal 2011 and fiscal 2010 are as follows:

***Capital expenditure rate** (in %)*

FY 2011	93
FY 2010	88

Target range: 95 – 115%

Dividend – At the Annual Shareholders' Meeting scheduled for January 24, 2012, the Managing Board, in agreement with the Supervisory Board, will submit the following proposal to allocate the unappropriated net income of Siemens AG for the fiscal year ended September 30, 2011: distribution of a dividend of €3.00 on each no-par value share entitled to the dividend for fiscal year 2011 existing at the date of the Annual Shareholders' Meeting, which in the aggregate amounts to an at present expected total distribution of approximately €2.6 billion, with the remaining amount to be carried forward.

Other capital resources and requirements – Two major portfolio transactions are expected to have a major influence on our cash flows from discontinued operations in fiscal 2012. We expect that the disposal of Siemens IT Solutions and Services in fiscal 2011 will occasion significant cash outflows in coming quarters that might reach a high triple-digit million € amount. These cash outflows consist, among other things, of extensive support that Siemens is providing in order to foster Siemens IT Solutions and Services' business success including for integration and training costs as well as further protections and guarantees. In addition, we expect, that the planned public offering of OSRAM AG will result in substantial cash inflows. Furthermore, our capital requirements also include higher cash outflows in coming quarters from measures at the Healthcare Sector aimed at improving its competitive position and from the effects related to the reevaluation of the commercial feasibility of particle therapy for general patient treatment, following the Healthcare Sector's decision to shift the focus of certain particle therapy projects primarily to research.

With our ability to generate positive operating cash flows, our total liquidity of €12.945 billion and our €6.4 billion in undrawn lines of credit and given our credit ratings at year-end we believe that we have sufficient flexibility to fund our capital requirements including scheduled debt service, regular capital spending, ongoing cash requirements from operating and SFS financing activities, dividend payments, pension plan funding and portfolio activities. Also in our opinion, our working capital is sufficient for the Company's present requirements.

C.4.4.1 CONTRACTUAL OBLIGATIONS

In the ordinary course of business, Siemens' primary contractual obligations regarding cash relate to debt, purchase obligations and operating leases.

The following table summarizes our contractual obligations as of September 30, 2011 that will result in future cash outflows:

Payments due by period

(in millions of €)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Debt	17,940	3,660	4,132	2,826	7,322
Purchase obligations	20,120	12,349	3,784	1,614	2,373
Operating leases	3,068	716	962	564	826
Total contractual cash obligations	**41,128**	**16,725**	**8,878**	**5,004**	**10,521**

Debt – At September 30, 2011, Siemens had €17.940 billion of short- and long-term debt, of which €3.660 billion will become due within the next twelve months. Short-term debt includes current maturities of long-term debt, as well as loans from banks coming due within the next twelve months. Further information about the components of debt is given in ▷ *D.6 Notes to Consolidated Financial Statements.*

Debt for Siemens at September 30, 2011 consisted of the following:

(in millions of €)	Short-term	Long-term	Total
Notes and bonds	2,495	12,651	15,146
Loans from banks	1,128	1,354	2,482
Other financial indebtedness	21	146	167
Obligations under finance leases	16	129	145
Total debt	**3,660**	**14,280**	**17,940**

Purchase obligations – At September 30, 2011, Siemens had €20.120 billion in purchase obligations. Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and which specify all of the following items: (1) fixed or minimum quantities, (2) fixed, minimum or variable price provisions and (3) approximate timing of the transaction.

In December 2010, Siemens and AtoS signed an option agreement (written call option) which granted AtoS the right to acquire Siemens IT Solutions and Services. Closing of the transaction was on July 1, 2011, following clearance of the transaction by the relevant antitrust authorities and the approval from AtoS' shareholders on July 1, 2011. Related to the transaction is a seven-year outsourcing contract worth around €5.5 billion, under which AtoS will provide managed services and system integration to Siemens. The expected remaining cash outflows from the outsourcing contract are included in these purchase obligations. For further information on that transaction see ▷ *D.6 Notes to Consolidated Financial Statements.*

Operating leases – At September 30, 2011, Siemens had a total of €3.068 billion in total future payment obligations under non-cancelable operating leases. For additional information, see ▷ *D.6 Notes to Consolidated Financial Statements.*

Other – Siemens is subject to asset retirement obligations related to certain items of property, plant and equipment. Such asset retirement obligations are primarily attributable to environmental clean-up costs related to remediation and environmental protection which amounted to €1.079 billion as of September 30, 2011, and costs primarily associated with the removal of leasehold improvements at the end of the lease term of €51 million as of September 30, 2011. The environmental clean-up costs related to remediation and environmental protection liabilities have been accrued based on the estimated costs of decommissioning facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany (Hanau facilities), as well as a nuclear research and service center in Karlstein, Germany (Karlstein facilities). For additional information with respect to asset retirement obligations, see ▷ *D.6 Notes to Consolidated Financial Statements.*

Our liquidity may be adversely affected in future periods by regular or special contributions to fund our pension plans and similar commitments. As of September 30, 2011, our liability for pension plans and similar commitments as recognized in the Consolidated Statements of Financial Positions amounted to €7.307 billion. However, the recognized liability may fluctuate significantly in future periods due to changes in assumptions, in particular the discount rate, expected rate of return on plan assets, rate of future compensation increases and pension progression. Actual developments may differ from assumptions due to changing market, economic and governmental regulatory conditions, thereby resulting in an increase or decrease of the liability. Employer contributions expected to be paid to the funded pension plans during fiscal 2012 due to contractual and legal obligations are approximately €0.3 billion. Additional contributions to our pension benefit plans may generally be made at the discretion of our management in future periods. In fiscal 2009, Siemens reached an agreement with the trustees of its largest pension plan in the U.K., which may lead to contributions of up to approximately €0.5 billion in coming years. For additional information regarding contributions to the funded pension benefit plans and payments to our pension benefit plans and other post employment benefit plans, see ▷ *C.4.4.3 Funding of pension plans and similar commitments* and ▷ *D.6 Notes to Consolidated Financial Statements.*

C.4.4.2 OFF-BALANCE SHEET ARRANGEMENTS

Guarantees – Our guarantees are principally credit guarantees and guarantees of third-party performance. As of September 30, 2011, the undiscounted maximum amount of potential future payments for guarantees was €9.348 billion. Credit guarantees cover the financial obligations of third-parties in cases where Siemens is the vendor and/or contractual partner. In addition, Siemens provides credit line guarantees with variable utilization to joint ventures and to associated and other companies we held an investment in. Our total credit guarantees were €591 million as of September 30, 2011. Performance bonds and guarantees of advanced payments guarantee the fulfillment of partners' contractual commitments in consortia where Siemens may be the general or subsidiary partner. In the event of non-performance under a contract by a consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. Guarantees of third-party performance amounted to €2.643 billion as of September 30, 2011, which included outstanding guarantees relating to the Siemens IT Solutions and Services business, yet to be transferred to AtoS. In case a beneficiary raises a claim under these guarantees AtoS is required to indemnify Siemens.

In fiscal 2007, The Federal Republic of Germany commissioned a consortium consisting of Siemens and IBM Deutschland GmbH (IBM) to modernize and operate the non-military information and communications technology of the German Federal Armed Forces (Bundeswehr). This project is called HERKULES. A project company, BWI Informationstechnik GmbH (BWI), will provide the services required by the terms of the contract. Siemens is a shareholder in the project company. The total contract value amounts to a maximum of approximately €6 billion. In connection with the consortium and execution of the contract between BWI and the Federal Republic of Germany in December 2006, Siemens issued several guarantees legally and economically connected to each other in favor of the Federal Republic of Germany and IBM, the consortium member. The guarantees ensure that BWI has sufficient resources to provide the required services and to fulfill its contractual obligations. Total future payments potentially required by Siemens amounted to €2.69 billion and €3.09 billion as of September 30, 2011 and 2010, respectively and will be reduced by approximately €400 million per year over the remaining six-year contract period as of September 30, 2011. Yearly payments under these guarantees are limited to €400 million plus, if applicable, a maximum of €90 million in unused guarantees carried forward from the prior year.

Other guarantees amounted to €3.424 billion as of September 30, 2011 and include indemnification in connection with dispositions of business entities, if customary to the relevant transactions, that may protect the buyer from potential tax, legal and other risks in conjunction with the purchased business entity. Indemnifications primarily relate to NSN, disposed of in fiscal 2007, EN, disposed of in fiscal 2008, and to Siemens IT Solutions and Services disposed of in fiscal 2011, which might reach a high triple-digit million € amount. In the event that it becomes probable that Siemens will be required to satisfy these guarantees, provisions are established. Such provisions are established in addition to the liabilities recognized for the non-contingent component of the guarantees.

Capital commitments – As of September 30, 2011, the Company had commitments to make capital contributions to various companies of €356 million. The September 30, 2011 balance includes a conditional commitment, proportional to our

shareholding, to make capital contributions to EN of €172 million. The committed amount is due upon EN making acquisitions or investments.

For additional information with respect to our guarantees and our other commitments, see ▷ *D.6 Notes to Consolidated Financial Statements.*

C.4.4.3 FUNDING OF PENSION PLANS AND SIMILAR COMMITMENTS

Beginning with fiscal 2011, the figures presented below relate to both principal and non-principal pension and other post-employment benefits provided by Siemens (referred to below as Siemens' pension plans). The presentation of prior-year information has been adjusted to conform to the current-year presentation.

Funded status, pension plan assets and defined benefit obligation (DBO) of Siemens' pension plans as well as funded status of Siemens' predominantly unfunded other post-employment benefit plans as of September 30, 2011, presented below refer only to continuing operations. Prior-year information, however, includes combined amounts for Siemens IT Solutions and Services and for OSRAM, which are presented in discontinued operations since the end of the second quarter of fiscal 2011. For more information on Siemens' pension plans and similar commitments and the allocation between continuing and discontinued operations of the respective net amounts, see ▷ *D.6 Notes to Consolidated Financial Statements.*

The DBO of Siemens' pension plans, which considers future compensation and pension increases, amounted to €27.2 billion on September 30, 2011 (including discontinued operations for OSRAM, the DBO was €28.7 billion, down from €31.5 billion at the end of the prior fiscal year). The DBO decreased mainly due to an increase in the discount rate for domestic and some foreign pension plans. The fair value of plan assets as of September 30, 2011 was €21.0 billion (including discontinued operations for OSRAM, the fair value of plan assets was €22.2 billion, down from €24.1 billion at the end of the prior fiscal year). Accordingly, the combined funded status of Siemens' pension plans on September 30, 2011 showed an underfunding of €6.2 billion (including discontinued operations for OSRAM, the underfunding was €6.5 billion, down from an underfunding of €7.4 billion at the end of the prior fiscal year). The actual return on plan assets for the last twelve months amounted to a negative €0.2 billion, resulting mainly from equity investments. This represents a return of negative 0.8% compared to the expected return of 6.4%. Both the actual and expected returns include discontinued operations for OSRAM.

Siemens' funding policy for its pension funds is part of its overall commitment to sound financial management, which also includes an ongoing analysis of the structure of its pension liabilities. To balance return and risk, Siemens has developed a pension benefit risk management concept. We have identified as a prime risk a decline in the plans' funded status as a result of the adverse development of plan assets and/or defined benefit obligations. We monitor our investments and our defined benefit obligations in order to measure such prime risk. The prime risk quantifies the expected maximum decline in the plans' funded status for a given confidence level over a given time horizon. A risk budget on the Group level forms the basis for the determination of our investment strategy, i.e. the strategic asset class allocation of plan assets and the degree of interest rate risk hedging. Both our risk budget and investment strategy are regularly reviewed with the participation of senior external experts of the international asset management and insurance industry to allow for an integral view on pension assets and pension liabilities. We select asset managers based on our quantitative and qualitative analysis and subsequently constantly monitor their performance and risk, both on a stand-alone basis, and in the broader portfolio context. We review the asset allocation of each plan in light of the duration of the related pension liabilities and analyze trends and events that may affect asset values in order to initiate appropriate measures at a very early stage.

Siemens also regularly reviews the design of its pension plans. Historically, the majority of Siemens' pension plans have included significant defined benefits. However, in order to reduce the Company's exposure to certain risks associated with defined benefit plans, such as longevity, inflation, effects of compensation increases and other factors, we implemented new pension plans in some of our major subsidiaries including Germany, the U.S. and the U.K. during the last several years. The benefits of these new plans are based predominantly on contributions made by the Company and are still affected by longevity, inflation adjustments and compensation increases, but only to a minor extent. In addition to changes in the plan design of its plans Siemens also regularly reviews the available funding vehicle options for its pension benefits.

In this respect, Siemens transferred pension liabilities and plan assets of its major pension plan in the Netherlands to the industry pension fund PME in fiscal 2011. The PME is accounted for as a defined contribution plan with a resulting decrease in DBO and plan assets. We expect to continue to review the need for the implementation of similar plan designs and the options to change the existing funding vehicles in the coming years to better control future benefit obligations and related costs.

Funded status of Siemens' pension plans (in billions of €)

September 30, 2011[1]	(6.2)
September 30, 2010[2]	(7.4)

1 *Does not include amounts for OSRAM and Siemens IT Solutions and Services, as a result of their reclassification as discontinued operations and the subsequent sale of Siemens IT Solutions and Services.*
2 Includes amounts for OSRAM und Siemens IT Solutions and Services.

The combined funded status of Siemens' predominantly unfunded other post-employment benefit plans amounted to an underfunding of €0.8 billion, both as of September 30, 2011 and 2010.

For more information on Siemens' pension plans, see ▷ *D.6 Notes to Consolidated Financial Statements*.

C.5 Net assets position

During fiscal 2011, total assets increased to €104.243 billion, up from €102.827 billion the year before. Our net assets position in fiscal 2011 was influenced slightly by currency translation effects due mainly to the US$. Excluding currency translation effects total assets increased to €104.138 billion. Within total assets of €104.243 billion, total assets related to SFS as of September 30, 2011 increased to €14.602 billion from €12.506 billion a year earlier, due primarily to net growth in SFS' commercial finance business. These amounts represented 14% of Siemens' total assets in fiscal 2011, compared to 12% in the prior year. Total current assets were 51% in fiscal 2011, compared to 49% in the prior year.

The following table shows current assets at the respective balance sheet dates:

	September 30,	
(in millions of €)	2011	2010
Cash and cash equivalents	12,468	14,108
Available-for-sale financial assets	477	246
Trade and other receivables	14,847	15,502
Other current financial assets	2,899	2,610
Inventories	15,143	14,950
Income tax receivables	798	790
Other current assets	1,264	1,258
Assets classified as held for disposal	4,917	715
Total current assets	**52,813**	50,179

Cash and cash equivalents totaled €12.468 billion as of September 30, 2011. The decrease of €1.640 billion was primarily driven by an increase in cash outflows from financing activities. For detailed information, see ▷ *C.4.3 Cash flow – Fiscal 2011 compared to fiscal 2010.*

The increase of the line item Available-for-sale financial assets relates primarily to the reclassification of fund shares from the line item Investments accounted for using the equity method in connection with the divestment of an asset management company at SFS.

The decrease of €655 million in the line item Trade and other receivables relates primarily to the reclassification of receivables from OSRAM to the line item Assets classified as held for disposal and to the divestment of Siemens IT Solutions and Services.

The increase of €289 million in the line item Other current financial assets relates primarily to an increase in receivables in connection with Financial Services' business.

The increase of €193 million in the line item Inventories year-over-year was due primarily to the build-up of inventories at the Energy Sector. An increase of inventories at the Industry Sector was more than offset by the reclassifications of inventories from OSRAM to the line item Assets classified as held for disposal.

Assets classified as held for disposal increased to €4.917 billion as of September 30, 2011 compared to €715 million a year earlier. The change year-over-year was due primarily to OSRAM. The assets and liabilities of OSRAM are presented as held for disposal, following its classification as discontinued operations during the second quarter of fiscal 2011. As of September 30, 2011, assets classified as held for disposal also included a 25% interest in OAO Power Machines (PM), held by the Energy Sector. The stake in Areva NP S.A.S., held by the Energy Sector, and the stake relating to electronics assembly systems (EA), which was reported in Centrally managed portfolio activities, presented as assets classified as held for disposal as of September 30, 2010, were disposed of. At the end of July 2010, Siemens signed an agreement to sell its electronics assembly systems business (EA) to ASM Pacific Technology Ltd. The investment in Areva N.P. S.A.S. was sold in fiscal 2011.

Long-term assets at the respective balance sheet dates were as follows:

	September 30,	
(in millions of €)	2011	2010
Goodwill	15,706	15,763
Other intangible assets	4,444	4,969
Property, plant and equipment	10,477	11,748
Investments accounted for using the equity method	4,966	4,724
Other financial assets	11,855	10,765
Deferred tax assets	3,206	3,940
Other assets	776	739
Total long-term assets	**51,430**	52,648

Goodwill remained nearly level at €15.706 billion as of September 30, 2011 compared to €15.763 billion a year earlier. The net decrease in goodwill of €57 million in fiscal 2011, is attributable to €130 million positive foreign currency adjustments, €136 million impairment related to Siemens IT Solutions and Services, €128 impairment related to the solar and hydro business of the Energy Sector, as well as to €209 million acquisitions and purchase accounting adjustments; which is offset by dispositions and reclassifications to held for disposal of €132 million.

The line items Other intangible assets and Property, plant and equipment decreased by €525 million and €1.271 billion, respectively. The decrease is primarily due to the reclassification of other intangible assets and property, plant and equipment from OSRAM to the line item Assets classified as held for disposal and to the divestment of Siemens IT Solutions and Services.

Investments accounted for using the equity method increased to €4.966 billion as of September 30, 2011 compared to €4.724 billion a year earlier. The increase was due to a number of factors. The largest was €500 million in new equity provided to NSN in exchange for preferred shares to further strengthen the company's financial position. In addition, in the first quarter of fiscal 2011, Siemens and Nokia Corporation each converted €266 million consisting of a shareholder loan to NSN and deferred interest into preferred shares. We also made the first installment payment for our equity investment in A2SEA A/S, a supplier of offshore wind park installation services. These increases were partly offset by losses related to our stake in NSN, by the reclassification of fund shares to the line item Available-for-sale financial assets in connection with the divestment of an asset management company at SFS and by the sale of our 49% minority stake in KMW.

The line item Other financial assets increased to €11.855 billion as of September 30, 2011 compared to €10.765 billion a year earlier. The change was due primarily to higher receivables in connection with the net growth in SFS' commercial finance business partly offset by a decrease in the non-current portion of the fair market values of financial derivatives used for our hedging activities. As of September 30, 2011, the line item Other financial assets included our stake in AtoS as well as a five-year convertible bond of €250 million (nominal value) received in connection with the divestment of Siemens IT Solutions and Services. In fiscal 2011 the €266 million shareholder loan and deferred interest mentioned above in connection with NSN was reclassified to the line item Investments accounted for using the equity method, due to the conversion of the loan and deferred interest into preferred shares. Furthermore, in fiscal 2011 a 25% interest in OAO Power Machines (PM), held by the Energy Sector, was reclassified to the line item Assets classified as held for disposal.

The table below shows our current and long-term liabilities at the respective balance sheet dates:

	September 30,	
(in millions of €)	2011	2010
Short-term debt and current maturities of long-term debt	3,660	2,416
Trade payables	7,677	7,899
Other current financial liabilities	2,247	1,401
Current provisions	5,168	5,138
Income tax payables	2,032	1,816
Other current liabilities	21,020	21,794
Liabilities associated with assets *classified as held for disposal*	1,756	146
Total current liabilities	**43,560**	**40,610**
Long-term debt	14,280	17,497
Pension plans and similar commitments	7,307	8,464
Deferred tax liabilities	595	577
Provisions	3,654	3,332
Other financial liabilities	824	971
Other liabilities	1,867	2,280
Total long-term liabilities	**28,527**	**33,121**

Short-term debt and current maturities of long-term debt totaled €3.660 billion at the end of fiscal 2011, an increase of €1.244 billion from the prior year-end. This increase resulted mainly from the reclassification of certain debt from the line item Long-term debt: €1.2 billion in 5.25% instruments, issued in June 2008 and due in December 2011; €350 million in 5.25% instruments, issued in August 2008 and due in December 2011; US$500 million in floating rate notes (three months London Interbank Offered Rate +0.15%), issued in March 2006 and due in March 2012; US$750 million in 5.5% notes, issued in August 2006 and due in February 2012; €370 million in floating rate notes (six months European Interbank Offered Rate +0.55%) and €283.5 million in floating rate notes (six months European Interbank Offered Rate +0.7%), both

assignable loans, issued in June 2008, were called in August 2011 and will be redeemed in December 2011. These increases were partly compensated by the redemption of €2.0 billion in 5.75% bonds, issued in June 2001, which matured in July 2011.

The decrease of €222 million in the line item Trade payables year-over-year was due mainly to reclassification of liabilities from OSRAM to the line item Liabilities associated with assets classified as held for disposal and to the divestment of Siemens IT Solutions and Services. These factors were partly offset by an increase in trade payables, mainly in the Energy Sector.

The increase in the line item Other current financial liabilities to €2.247 billion as of September 30, 2011 from €1.401 billion in the prior-year is due mainly to changes in the current portion of the fair market values of financial derivatives used for our hedging activities and an increase in miscellaneous liabilities, including liabilities relating to purchase price adjustments as well as purchase-price-related commitments in connection with the divestment of Siemens IT Solutions and Services.

Other current liabilities decreased by €774 million compared to the prior year-end, due mainly to lower liabilities relating to employees. This change included a decline in employee-related liabilities due to the divestment of Siemens IT Solutions and Services and in liabilities of €310 million in connection with the previously disclosed special remuneration for non-management employees due to the payment in fiscal 2011. This decrease was partly offset by an increase in the line item Billings in excess of costs and estimated earnings on uncompleted contracts and related advances at the Energy and Industry Sectors.

Liabilities associated with assets classified as held for disposal increased to €1.756 billion as of September 30, 2011 from €146 million in the prior-year. The change year-over-year was primarily due to OSRAM, following the reclassification as discontinued operations as mentioned above.

Long-term debt decreased by €3.217 billion compared to the prior year-end. The decrease was mainly due to the above-mentioned reclassifications of certain debt to the line item Short-term debt and current maturities of long-term debt.

Pension plans and similar commitments decreased to €7.307 billion as of September 30, 2011 compared to €8.464 billion a year earlier, reflecting the decrease in the underfunding of the funded status of Siemens' pension plans as of September 30, 2011 to €6.5 billion (including discontinued operations for OSRAM), compared to €7.4 billion a year earlier.

The increase in the line item Provisions of €322 million year-over-year related to provisions primarily arising from the agreements with AtoS related to the divestment of Siemens IT Solutions and Services mentioned above.

The decrease of €147 million in the line item Other financial liabilities included changes in the non-current portion of the fair market values of financial derivatives used for our hedging activities.

Other liabilities decreased to €1.867 billion as of September 30, 2011, compared to €2.280 billion a year earlier due primarily to the reclassification of liabilities from OSRAM to the line item Liabilities associated with assets classified as held for disposal and to the divestment of Siemens IT Solutions and Services.

Shareholders' equity and total assets were as follows:

	September 30,	
(in millions of €)	2011	2010
Total equity attributable to shareholders of Siemens AG	**31,530**	**28,346**
Equity ratio	*30%*	*28%*
Non-controlling interests	626	750
Total assets	**104,243**	**102,827**

Total equity attributable to shareholders of Siemens AG increased by €3.184 billion year-over-year, to €31.530 billion at the end of fiscal 2011. The increase in total equity was due mainly to the net income attributable to shareholders of Siemens AG of €6.145 billion partly offset by dividend payments of €2.356 billion (paid for fiscal 2010) and €852 million related to transactions with non-controlling interests including the acquisition of additional subsidiary shares in Siemens Ltd., India. Since the line item Total equity attributable to shareholders of Siemens AG increased to a greater extent than the total assets year-over-year, our equity ratio increased to 30% as of September 30, 2011 compared to 28% in the prior-year.

For additional information on our net assets position, see ▷ *D.6 Notes to Consolidated Financial Statements*.

C.6 Overall assessment of the economic position

In fiscal 2011, we achieved or exceeded the targets set a year earlier as well as those in the updated outlook given in our Interim Report for the second quarter of fiscal 2011. We maintained our profitable growth momentum and further focused our business portfolio in alignment with our long-term strategy. Both orders and revenue grew in all Sectors, particularly in Industry and Energy and within all reporting regions, and by the year's end many of our businesses saw volumes returning to or exceeding their peak levels before the downturn. Strong execution in the Sectors throughout the year took Total Sectors profit up substantially compared to fiscal 2010. This was particularly evident in the Industry Sector's short-cycle businesses and the Fossil Power Generation Division within the Energy Sector. In combination with net gains related to portfolio transactions, this lifted income from continuing operations well above prior-year level. These effects contributed strongly to a ROCE (adjusted) above our target range. All of our Sectors were in their respective adjusted EBITDA margin corridors and SFS exceeded its target margin range for return on equity.

We concluded or initiated several portfolio activities. During the fiscal year we exited our nuclear power joint venture Areva, sold our IT services business, Siemens IT Solutions and Services, to AtoS and announced our plans to publicly list our lighting business, OSRAM AG, in fiscal 2012. While the sale of our share in Areva resulted in a significant gain, partly offset by the outcome of an adverse arbitration proceeding, the divestment of Siemens IT Solutions and Services to AtoS led to a significant loss which is reported within discontinued operations. Also in fiscal 2011, we reevaluated the commercial feasibility of the Healthcare Sector's particle therapy for general patient treatment, and decided to shift the focus of certain particle therapy projects primarily to research, which burdened profit. Siemens completed an assessment of the growth prospects and long-term market development for the Energy Sector's concentrated solar power business, which, following the completion of the impairment test, led to impairment charges.

In fiscal 2011, we prepared a realignment of selected business activities in order to further sharpen the focus in our Sectors Industry and Energy while creating a new Sector to focus on growth opportunities associated with urbanization and demand for infrastructure solutions. These strategic changes took effect with the beginning of fiscal 2012.

Based on our strong operating results in fiscal 2011 and our strong portfolio, we believe that Siemens is well positioned for moderate organic revenue growth in fiscal 2012.

Our commitment to a strong financial position remained steady in fiscal 2011, including a conservative capital structure, healthy debt maturity profile and a strong cash position. This in turn led to a ratio of adjusted industrial net debt to adjusted EBITDA below our medium-term capital structure target. Our equity ratio excluding non-controlling interests increased to 30%. The Siemens Managing Board, in agreement with the Supervisory Board, proposes a dividend of €3.00 per share, up from €2.70 per share a year earlier.

C.7 Report on post-balance sheet date events

In November 2011, NSN announced its strategy to focus its business activities on mobile broadband and services and to initiate restructuring measures aimed at reducing operating expenses and production overheads. These restructuring measures include plans to reduce NSN's global workforce by approximately 17,000. Siemens expects the restructuring measures to result in a substantially higher loss related to its share in NSN in fiscal 2012 compared to fiscal 2011.

Also in November 2011, the Healthcare Sector announced an initiative aimed at increasing the Sector's innovative capacity and competitiveness. The initiative includes higher investments in product development and expanded sales activities as well as measures aimed at realigning the radiation therapy business and a program to improve the cost position in the Diagnostics Division. The initiative is expected to result in charges.

C.8 Report on expected developments and associated material opportunities and risks

C.8.1 Report on expected developments

C.8.1.1 WORLDWIDE ECONOMY

According to the predictions of IHS Global Insight, global GDP will expand moderately in real terms in both 2012 and 2013 compared with the previous year, and GDP growth will continue to be markedly faster in emerging markets than in the industrialized countries. The forecast for global economic growth in 2012 is 3.0% in terms of GDP. For 2013, IHS Global Insight is projecting global economic growth of 3.8%. Within these global growth estimates there are significant differences in expected growth rates at a regional level. IHS Global Insight expects GDP in the Europe, C.I.S., Africa, Middle East region to rise 1.8% in 2012, which is slower than in 2011. The GDP growth forecast for the region in 2013 is 2.6%. According to IHS Global Insight, GDP growth in the Americas region will be 1.9% in 2012, also below the growth rate achieved in 2011. In 2013, GDP in the region is expected to grow 2.9%. Growth forecasts are significantly stronger for the Asia, Australia region. Here IHS Global Insight predicts a rise in GDP of 5.3% for 2012. Thus in 2012, Asia, Australia is the only reporting region that is forecasted to grow faster than in 2011. For 2013, the projected GDP growth in Asia, Australia is 5.8%.

Gross fixed investments in real terms are expected to grow faster than GDP in both 2012 and 2013. Here IHS Global Insight is forecasting a global growth rate of 5.6% in 2012. A further increase of 6.1% in gross fixed investments is expected in 2013. In both years the Asia, Australia region is expected to achieve the highest growth in gross fixed investments. Here IHS Global Insight is predicting an increase of 8.8% in 2012 and 7.5% in 2013. For the Americas region, IHS Global Insight forecasts 3.6% growth in gross fixed investments in 2012, followed by a sharp upturn reaching 6.5% in 2013. Growth in gross fixed investments in the Europe, C.I.S., Africa, Middle East region is expected to reach 3.0% in 2012 and then increase 3.7% in 2013.

Manufacturing value added is also projected to grow faster than GDP. On a global basis, IHS Global Insight is estimating 4.8% growth in manufacturing value added in 2012 and 4.7% growth in 2013. Substantial growth above the global average is expected in the Asia, Australia region. According to IHS Global Insight, growth in manufacturing value added in this region will climb to 8.6% in 2012 before slowing somewhat to 7.3% in 2013.

The forecasts presented here for gross domestic product are based on a report from IHS Global Insight dated October 15, 2011. The figures for gross fixed investment and manufacturing value added are based on data from IHS Global Insight taken from a report dated October 25, 2011. Siemens has not independently verified this data. Furthermore, our expectations relating to the overall situation and specific conditions in markets relevant to Siemens are subject to considerable uncertainties. These uncertainties include economic and financial changes since the dates of these reports; high rates of unemployment in certain countries; the high level of public debt in the U.S., Italy, Greece and other European countries; volatility related to the Chinese economy, particularly including its GDP growth; and the potential impact of budget austerity measures by governments around the world. While certain factors including our financial results in fiscal 2011 and our strong order backlog give us confidence in our view of expected developments for fiscal 2012, we believe these factors are not sufficient to offset the considerable uncertainties regarding expected developments in fiscal 2013.

C.8.1.2 MARKET DEVELOPMENT

The forecast for our relevant markets and for our segments is presented using our organizational structure as of October 1, 2011.

We expect the growth of markets served by our **Energy** Sector to slow down compared to the first half of fiscal 2011, to a mid-single-digit percentage rate in fiscal 2012 and 2013. There is generally strong demand from emerging markets, which continue to expand their power infrastructures, and from developed economies, which need to modernize their aging energy infrastructures and have committed to implementing environment-friendly energy policies. The global market development, however, depends to a large degree also on resolution of the sovereign debt crisis in a number of developed countries. Fossil power generation and in particular the gas turbine markets will remain on a high level with limited growth potential. We expect modest development in the market for onshore wind-farms, while the offshore wind market continues to offer good growth opportunities. We expect continuing pressure on prices as additional competitors penetrate these markets.

For the next two fiscal years, we expect the healthcare markets in which our **Healthcare** Sector participates to expand moderately but below our anticipated long-term growth rates for this industry. Public healthcare systems have been under cost pressure for some time, and this situation is likely to con-

tinue while governments address their high sovereign debt levels particularly in the U.S. and the Eurozone. We expect a positive development in the U.S. healthcare IT market, supported by the rules for formation and operation of Accountable Care Organizations (ACOs) beginning in 2012 and the financial stimulus included in the HITECH Act of 2009 for adoption of Electronic Medical Record (EMR) systems. In Europe we expect overall a flat to moderately growing market environment, with positive exceptions in some countries where specific healthcare funding programs are in place. Emerging markets will continue to be a growth driver, particularly including China and India with double-digit growth rates.

Some customers served by our **Industry** Sector tend to have short horizons for their spending decisions and greater sensitivity to current economic conditions. These include the markets served by our Industry Automation Division and certain businesses within our Drive Technologies Division. Following the strong recovery in fiscal 2011, especially in the short-cycle businesses, we anticipate that the markets served by our Industry Sector will return to more moderate long-term growth rates in the next two fiscal years. We expect that our customers in emerging markets will further expand their production capabilities and that customers in developed economies will continue to modernize their production facilities.

The worldwide markets for the solutions provided by our **Infrastructure & Cities** Sector benefit from the long-term global trend toward urbanization. We expect the markets to grow modestly in fiscal 2012, and then return to the stronger growth rates we saw in fiscal 2011. We anticipate that this will include a clear increase in demand in the Americas and the Asia, Australia regions, and well-balanced market growth across the products and solutions offered by the Sector. The development of the markets for products, solutions and services for rail transportation is largely driven by public spending. As customers in these markets usually have multi-year planning and implementation horizons these markets tend to be independent of short-term economic trends. As far as the building and construction markets are concerned, we expect them to benefit from increasing demand for energy efficiency solutions in the next two fiscal years.

Following its reorganization as of fiscal October 1, 2011, SFS' business is geared even more to the Siemens Sectors and their markets and provides even stronger support to the operating business of Siemens. As such SFS is, among other factors, dependent on the overall business development of the markets served by the four Sectors.

C.8.1.3 SIEMENS GROUP

Results of operations

We are basing our outlook for the Siemens Group and its segments on the above-mentioned expectations of the overall economic situation as well as the specific market conditions over the next two fiscal years. Our outlook is based also on an exchange rate of US$1.35 per €.

We are striving to achieve revenue of more than €100 billion in the medium term. We expect our Energy Sector to contribute the largest share of the growth towards the targeted level, followed in order by the Industry, Infrastructure & Cities and Healthcare Sectors. We expect that our new Sector structure, effective with the beginning of fiscal 2012, will be a significant factor in helping us achieve our revenue goal, because it better aligns our businesses with customers and market opportunities. Other significant factors include our expanding presence in emerging markets with regard to facilities and employees, and our development of products and solutions specifically for emerging market countries.

We expect that **revenue** in fiscal 2012 will increase moderately on an organic basis, benefiting from conversion of our strong order backlog (defined as the sum of order backlogs of our Sectors). From the backlog as of September 30, 2011 we expect to convert approximately €40 billion of past orders into current revenue in fiscal 2012 and approximately €23 billion into revenue in fiscal 2013. Within these numbers for fiscal 2012, we expect approximately €20 billion in revenue conversion from the €56 billion backlog of the Energy Sector, approximately €10 billion in revenue conversion from the €24 billion backlog of Infrastructure & Cities, approximately €7 billion in revenue conversion from the €11 billion backlog of Industry and approximately €3 billion in revenue conversion from the €7 billion backlog of Healthcare. Based on an expected overall positive development in the markets served by our Sectors, we expect continued revenue growth in fiscal 2013. Revenue in fiscal 2013 is anticipated to benefit from an expected book-to-bill ratio above one in fiscal 2012.

Several additional factors support our expectations of revenue growth in the next two fiscal years. We expect that the revenue growth rate for our Environmental Portfolio will be higher than for Siemens overall, enabling the Portfolio to grow from €29.9 billion in fiscal 2011 to more than €40 billion in fiscal 2014. Similarly, revenue from emerging markets grew faster than overall revenue in fiscal 2011, accounting for approximately one third of total revenue. We intend to increase this share over time. Finally, while we are focusing principally on

organic growth, our strategy also includes options to strengthen our core businesses via acquisitions and divestments.

We anticipate continued strong earnings contributions from our businesses and for Siemens, in part due to the large and long-cycle order backlogs in a number of our businesses. Our short-cycle businesses, particularly including industry automation and parts of our drives technologies businesses which typically operate with only a small backlog, are highly sensitive to volatility in market demand. We expect particularly strong earnings contributions from these businesses. Our expectation for strong earnings performances takes into account ongoing pricing pressure, higher operating expenses, and higher capital expenditures in fiscal 2012.

With regard to pricing pressure, we expect a slight easing in fiscal 2012 due primarily to the Industry Sector. For comparison, negative influences from customer price changes in fiscal 2011 more than offset positive influences from purchasing savings, resulting in a net burden of approximately €1.0 billion. We anticipate some improvement in this overall net effect from pricing pressure and purchasing in fiscal 2012, even though our wind power and parts of our power transmission businesses, among others, expect to see continued intense pricing pressure year-over-year due mainly to increased competition from new market entrants. We intend to achieve this improvement at least in part by continuing to provide suppliers with financing and opportunities for joint development and manufacturing of key parts, which can improve purchasing conditions.

With regard to operating expenses, we expect to increase expenses for R&D, for selling and marketing, and for general administration by more than €1.0 billion in fiscal 2012. We further expect that R&D will be the largest factor in the overall increase, accounting for approximately €500 million, followed by marketing and selling expenses associated with our growth plans within certain markets and regions.

With regard to capital expenditures of our Sectors in property plant and equipment and intangible assets, we expect an increase of €0.3 billion to €0.5 billion in the next fiscal year. This increase will be focused in large part on expanding our capabilities and regional footprint in emerging markets. In particular, our strong commitment to growth in the BRIC countries of Brazil, Russia, India and China includes plans for new investment totaling approximately €1.0 billion in Russia in the next three years.

We set our goal for fiscal 2012 **income from continuing operations** based on the high level we achieved in the prior year, excluding the net positive effect of €1.0 billion related to Areva that lifted income to €7.0 billion in fiscal 2011. Our expectations for income include anticipated profit impacts related to repositioning activities at NSN and in the Healthcare Sector. We expect burdens totaling approximately €300 million (pretax) in Healthcare associated with programs to improve the cost position in the diagnostics business and reposition the radiation therapy business. NSN has indicated that it will define and implement repositioning measures during fiscal 2012, and we therefore anticipate that associated charges will result in substantially higher losses compared to fiscal 2011. For further information see ▷ *C.7 Report on post-balance sheet date events*. We also expect that income from continuing operations will include higher pension expenses in fiscal 2012 compared to fiscal 2011, primarily due to an expected increase in interest rates and the corresponding effect on interest costs.

We are exposed to currency translation effects, involving the US$, British £ and currencies of emerging markets such as China, India and Brazil. We also expect volatility in global currency markets to continue in fiscal 2012. Given that Siemens is a net exporter from the Eurozone to the rest of world, a weak Euro is principally favorable for our business and a strong Euro is principally unfavorable. Through optimization of our production facilities during the recent past, we have improved our natural hedge on a global basis. In addition, we have already systematically addressed the remaining currency risk in our export business activities for fiscal 2012, see ▷ *D.6 Notes to Consolidated Financial Statements*. We expect these steps to help to limit effects on income related to currency in fiscal 2012.

One of our most important goals is capital efficiency, which we measure in terms of adjusted return on capital employed **(ROCE (adjusted))**. Based on our expectation for capital-efficient growth in our businesses and continuous improvement relative to markets and competitors, we expect ROCE (adjusted) to reach our target range of 15% to 20% in fiscal 2012 and fiscal 2013. This expectation excludes significant portfolio effects. For additional information see ▷ *C.1.3 Financial performance measures* and ▷ *C.12 Additional information for supplemental financial measures*.

As part of One Siemens, we established a dividend policy of proposing an annual dividend representing 30% to 50% of Net income which for these purposes we adjust to exclude select-

ed exceptional non-cash effects. The dividend payout in fiscal 2011 for fiscal 2010 was in this target range, and the dividend payment of €3.0 per share which we will propose in January 2012 for fiscal 2011 also results in a payout in the target range. We intend to continue this policy going forward, and to continue funding dividend payments from Free cash flow.

Financial position

We intend to remain conservative with regard to our financial position, including liquidity, in order to maintain operational and strategic flexibility. We expect **Free cash flow** from continuing operations in fiscal 2012 to be burdened by substantial cash outflows for R&D and SG&A expenses associated with strengthening or expanding our market positions, and by substantial outflows for capital expenditures, all as described above. For Free cash flow, we anticipate that the recent trend of somewhat lower prepayments will continue, as customers seek to maintain their liquidity. Furthermore, Free cash flow from continuing operations in fiscal 2012 is expected to be burdened by the measures in Healthcare mentioned above as well as by impacts stemming from the Sector's decision in fiscal 2011 that it will shift the focus of certain particle therapy projects primarily to research. Along with these effects, we expect significant outflows for investing activities in the next two years related to SFS, associated with its growth strategy.

Two major portfolio transactions are expected to have a major influence on our cash flows from discontinued operations in fiscal 2012. We expect that the disposal of Siemens IT Solutions and Services in fiscal 2011 will occasion significant cash outflows in coming quarters that might reach a high triple-digit million € amount. These cash outflows consist, among other things, of extensive support that Siemens is providing in order to foster Siemens IT Solutions and Services' business success including for integration and training costs as well as further protections and guarantees. We expect also that the planned public offering of OSRAM AG will result in a substantial gain and cash inflow.

We intend to maintain our focus on net working capital management as an important factor within operating activities, and on investments in intangible and tangible assets within cash used in investing activities. For both net working capital and capital investments in intangible assets and property, plant and equipment, we take into account both the macroeconomic environment and our own order growth. We aim to achieve a ratio of capital expenditures to depreciation and amortization expense in a range from 95% to 115%. We will retain our stringent approval process for capital investments, which goes up to the Managing Board. In order to strengthen or expand our market positions, our Sectors and SRE intend to increase investments in intangible assets and property, plant and equipment in fiscal 2012. For further information see ▷ *C.4.4 Capital resources and requirements.*

In the area of **investment planning**, we expect to continue investing in our established markets, such as to safeguard market share and competitive advantages based on technological innovation. We will also continue investing in emerging markets, such as for increasing our capacities for designing, manufacturing and marketing new solutions within these markets. Energy plans to invest mainly in innovation and in expanding its global footprint to secure organic growth. These capital expenditures will include considerable amounts relating to the fast-growing wind power market and also investments to expand technology partnerships and market presence in Russia. The Healthcare Sector's main area of capital expenditures continues to be the development of software and IT solutions relating mainly to the medical imaging, therapy systems and laboratory diagnostics businesses. Healthcare also continues to make investments for additions to assets held for rental in operating leases to Diagnostics products. The Industry Sector intends with its investments to secure technological leadership and to increase market shares. The Infrastructure&Cities Sector plans to strengthen its regional footprint in emerging markets and other fast-growing market segments by ramping up capacities particularly in the low voltage business, smart grids and rail systems.

With our ability to generate positive operating cash flows, our total liquidity of €12.945 billion as of September 30, 2011, our €6.4 billion in undrawn lines of credit and given our credit ratings at year-end we believe that we have sufficient flexibility to fund our capital requirements including scheduled debt service, regular capital spending, ongoing cash requirements from operating and SFS activities, dividend payments, pension plan funding and portfolio activities. Also in our opinion, our working capital is sufficient for the Company's present requirements.

Our commitment to a strong financial position includes a conservative **capital structure**. For our medium-term capital structure, we seek a ratio of adjusted industrial net debt to adjusted EBITDA in the range of 0.5 to 1.0. Due to the uncertain-

ties mentioned above for the worldwide economy and market development, we kept our capital structure even more conservative than this range as of the end of fiscal 2011. As long as macroeconomic uncertainties remain at a high level or increase, we may maintain our capital structure below this range in order to ensure financial, operational and strategic flexibility.

C.8.1.4 SEGMENTS

As for the Group, our outlook for our segments is based on the above-mentioned expectations regarding the overall economic situation and specific market conditions over the next two fiscal years. Combined with our focus under One Siemens on exceeding the performance of relevant competitors, we expect these factors to result in revenue growth in fiscal 2012 and 2013. We anticipate continued strong earnings performances in our Segments despite ongoing pricing pressure and higher operating expenses. Furthermore we expect profit at Healthcare in fiscal 2012 to be burdened by profit impacts related to measures aimed at improving the Sector's competitive position. As part of One Siemens, we have defined adjusted EBITDA margin corridors for the respective industries of our four Sectors throughout their complete business cycles. For Energy the margin corridor is 10% to 15%, for Healthcare, the margin corridor is 15% to 20%, for Industry the margin corridor is 11% to 17% and for Infrastructure & Cities the margin corridor is 8% to 12%.

We expect that **Equity Investments** will result in substantially higher losses in fiscal 2012 compared to fiscal 2011, due largely to the repositioning measures at NSN mentioned above. We expect continued volatility in results from Equity Investments in fiscal 2013, as the repositioning measures take effect.

In the next two fiscal years, **SFS** intends to expand its efforts to meet the growing demand for financial solutions, particularly with regard to the business-to-business area that involves both Siemens and external customers. Within One Siemens, the target range for return on equity or **ROE (after tax)** for SFS is 15% to 20%. We expect that SFS will reach this range for both fiscal 2012 and 2013.

Expenses for **Corporate items and pensions** are expected to increase in fiscal 2012 compared to fiscal 2011 due in part to reimbursements to AtoS for additional costs which arise in the post-closing transition phase. Siemens will pay approximately €200 million over two years. Therein in the fourth quarter of fiscal 2011 is an amount of €53 million in charges taken within continuing operations and reported in Corporate items. For comparison, Corporate items in fiscal 2011 benefited from the allocation of a substantial part of the €267 million in special employee remuneration to the Sectors that was accrued within Corporate items in fiscal 2010. We also expect higher pension expenses in fiscal 2012 compared to fiscal 2011, primarily due to an expected increase in interest rates and the corresponding effect on interest costs.

C.8.1.5 OVERALL ASSESSMENT

For fiscal 2012 we expect moderate organic revenue growth compared to fiscal 2011, and orders again exceeding revenues for a book-to-bill ratio well above 1. We anticipate continued strong earnings performances in our businesses, despite ongoing pricing pressure and higher operating expenses. We set our goal for fiscal 2012 income from continuing operations based on the high level we achieved in the prior year, excluding the net positive effect of €1.0 billion related to Areva that lifted income to €7.0 billion in fiscal 2011. Our expectation for income includes anticipated profit impacts related to repositioning activities at NSN and in the Healthcare Sector and higher pension expenses. Assuming a macroeconomic environment that supports continued moderate revenue growth in fiscal 2013, we anticipate corresponding benefits for Total Sectors profit and income from continuing operations. Based on our expectation for capital-efficient growth in our businesses and continuous improvement relative to markets and competitors, we expect ROCE (adjusted) to reach our target range of 15% to 20% in fiscal 2012 and fiscal 2013.

This outlook excludes significant portfolio effects and impacts related to legal and regulatory matters. It is also conditional on continued revenue growth, particularly for businesses that are sensitive to short-term changes in the economic environment. Overall, the actual development for Siemens and its Segments may vary, positively or negatively from our expectations due to the risks and opportunities described below. See ▷ *C.8.3 Risks* as well as ▷ *C.8.4 Opportunities*. This report on expected developments should be read in conjunction with ▷ *C.14 Notes and forward-looking statements*.

C.8.2 Risk management

Our risk management policy stems from a philosophy of pursuing sustainable growth and creating economic value while avoiding and managing inappropriate risks. As risk management is an integral part of how we plan and execute our business strategies, our risk management policy is set by the Managing Board. Our organizational and accountability structure requires each of the respective managements of our Sectors, SFS, SRE, regional Clusters and Corporate Units to implement risk management programs that are tailored to their specific industries and responsibilities, while being consistent with the overall policy established by the Managing Board.

We have implemented and coordinated a set of risk management and control systems which support us in the early recognition of developments jeopardizing the continuity of our business. The most important of these systems include our enterprise-wide processes for strategic planning and management reporting. Strategic planning is intended to support us in considering potential risks well in advance of major business decisions, while management reporting is intended to enable us to monitor such risks more closely as our business progresses. Our internal auditors regularly review the adequacy and effectiveness of our risk management system. Accordingly, if deficits are detected, it is possible to adopt appropriate measures for their elimination. This coordination of processes and procedures is intended to help ensure that the Managing Board and the Supervisory Board are fully informed about significant risks in a timely manner.

Risk management at Siemens is based on a comprehensive, interactive and management-oriented Enterprise Risk Management (ERM) approach that is integrated into the organization and that addresses both risks and opportunities. Our ERM approach is based on the worldwide accepted "Enterprise Risk Management – Integrated Framework" developed by the "Committee of Sponsoring Organizations of the Treadway Commission" (COSO). The framework connects the ERM process with our financial reporting process and is closely integrated in our internal control system. It considers a company's strategy, the efficiency and effectiveness of its business operations, the reliability of its financial reporting as well as compliance with relevant laws and regulations to be equally important.

The ERM process aims for early identification and evaluation of, and response regarding risks and opportunities that could materially affect the achievement of our strategic, operational, financial and compliance objectives. Our ERM is based on a net risk approach, covering risks and opportunities remaining after the execution of existing control measures. In order to provide a comprehensive view on our business activities, risks and opportunities are identified in a structured way combining elements of a top-down and bottom-up approach. Risks and opportunities are generally reported on a quarterly basis. This regular reporting process is complemented by an ad-hoc reporting process that aims to escalate critical issues in a timely manner. Relevant risks and opportunities are prioritized in terms of impact and likelihood, considering quantitative and / or qualitative perspectives. The bottom-up identification and prioritization process is supported by workshops with the respective management of the Sector, SFS, SRE, regional Cluster and Corporate Unit organizations. This top-down element ensures that potential new risks and opportunities are discussed at the management level and are included in the subsequent reporting process, if found to be relevant. Reported risks and opportunities are analyzed regarding potential cumulative effects and are aggregated at Sector, SFS, SRE, regional Cluster and corporate level.

Responsibilities are assigned for all relevant risks and opportunities with the hierarchical level of responsibility depending on the significance of the respective risk or opportunity. In a first step, assuming responsibility for a specific risk or opportunity involves deciding upon one of our general response strategies, or a combination of them. Our general response strategies with respect to risks are avoidance, transfer, reduction or acceptance of the relevant risk. Our general response strategies with respect to opportunities are non-realization, transfer and partial or complete realization of the relevant opportunity. In a second step, responsibility for a risk or opportunity also involves the development, initiation and monitoring of appropriate response measures corresponding to the chosen response strategy. These response measures have to be specifically tailored to allow for effective risk management. Accordingly, we have developed a variety of response measures with different characteristics: For example, we mitigate the risk of fluctuations in currency and interest rates by engaging in hedging activities. Regarding our long-term projects, systematic and comprehensive project management with standardized project milestones, including provisional acceptances during project execution, and complemented by clearly defined approval processes assists us in identifying and responding to project risks at an early stage, even before entering the bidding phase. Furthermore, we maintain appropriate insurance levels for potential cases of damage and lia-

bility risks in order to reduce our exposure to such risks and to avoid or minimize potential losses. Among others, we address the risk of fluctuations in economic activity and customer demand by closely monitoring the macroeconomic conditions and developments in relevant industries, and by adjusting capacity and implementing cost-reduction measures in a timely and consistent manner, if deemed necessary.

To oversee the ERM process and to further drive the integration and harmonization of existing control activities in alignment with legal and operational requirements, the Managing Board established a Corporate Risk and Internal Control Department, headed by the Chief Risk&Internal Control Officer, and a Corporate Risk and Internal Control Committee (CRIC). The CRIC obtains risk and opportunity information from the Risk Committees established at the Sector, SFS, SRE and regional Cluster level as well as from the Heads of Corporate Units, which then forms the basis for the evaluation of the company-wide risk and opportunity situation. The CRIC reports to and supports the Managing Board on matters relating to the implementation, operation and oversight of the risk and internal control system and assists the Managing Board in reporting to the Audit Committee of the Supervisory Board. The CRIC is composed of the Chief Risk&Internal Control Officer, as the chairperson, and members of senior management such as the Sector and SFS CEOs, the CFO of Siemens, and selected Heads of Corporate Units.

Below we describe the risks that could have a material adverse effect on our business, our financial condition and results of operations, the price of our shares and American depository shares (ADS), and our reputation. The order in which the risks are presented in each of the four categories reflects the currently estimated relative exposure for Siemens associated with these risks and thus provides an indication of the risks' current importance to us. Nevertheless, risks currently considered to entail a lower risk exposure could potentially result in a higher negative impact on Siemens than risks currently considered to entail a higher risk exposure. Additional risks not known to us or that we currently consider immaterial may also negatively impact our business operations. We do not expect to incur any risks that alone or in combination would appear to jeopardize the continuity of our business.

Operational and organizational structure of the Enterprise Risk Management (ERM) process


Managing Board
Overall responsibility for the Risk and Internal Control System. Defines risk policy and ERM strategy.
Audit Committee
Oversees the effectiveness of the risk management and internal control system.
Corporate Risk & Internal Control Committee (CRIC)
Reports to and supports the Managing Board in matters relating to the implementation, operation and oversight of an effective Risk and Internal Control System.
Chief Risk & Internal Control Officer
Chairman of the CRIC. Defines and monitors application of ERM strategy, policy and methodology. Consolidates Siemens wide risk and opportunity profile for CRIC.
Sector Risk & Internal Control Committee
Cluster Risk & Internal Control Committee
Oversee the risk and internal control activities for their area of responsibility and provide the Management with information necessary to report to the CRIC.
Sector Management[1]
Cluster Management
Heads of Corporate Units
Implement ERM system and ensure management and monitoring of risks and opportunities in their respective organization.

1 The term Sector in this chart comprises Sectors, SFS and SRE.

C.8.3 Risks

C.8.3.1 STRATEGIC RISKS

We operate in highly competitive markets, which are subject to price pressures and rapid changes: The worldwide markets for our products and solutions are highly competitive in terms of pricing, product and service quality, development and introduction time, customer service and financing terms. In many of our businesses, we face downward price pressure and we are or could be exposed to market downturns or slower growth, which may increase in times of declining investment activities and consumer demand. We face strong competitors, some of which are larger and may have greater resources in a given business area, as well as competitors from emerging markets, which may have a better cost structure. Some industries in which we operate are undergoing consolidation, which may result in stronger competition and a change in our relative market position. Certain competitors might be more effective and faster in capturing available market opportunities, which in turn may negatively impact our market share. These factors alone or in combination may negatively impact our business, financial condition (including effects on assets, liabilities and cash flows), and results of operations.

Our business is affected by the uncertainties of economic and political conditions, particularly in the current macroeconomic environment, which is characterized by continuing crisis in financial markets and the potential threat of a global economic downturn: Our business environment is influenced by conditions in the domestic and global economies. Although the macroeconomic environment showed further overall improvement in the first half of fiscal 2011, the development of certain economic indicators as well as the recent turbulences in the financial markets in the second half of fiscal 2011, primarily as a result of the ongoing sovereign debt crisis in the Eurozone, still indicate a highly volatile macroeconomic environment. Future macroeconomic development is dependent upon the evolution of a number of global and local factors such as the crisis in the credit markets, economic crises arising from sovereign debt overruns, and government budget consolidation measures related thereto, including in the U.S., Italy, Greece and other European countries, reduced levels of capital expenditures, declining consumer and business confidence, increasing unemployment in certain countries, fluctuating commodity prices, bankruptcies, natural disasters, political crises and other challenges affecting the speed of sustainable macroeconomic growth.

In light of the latest economic developments, the high degree of unemployment in certain countries, the level of public debt in the U.S., as well as in Italy, Greece and other European countries, uncertainties with respect to the stability of the Chinese economy, and the potential impact of budget consolidation measures by governments around the world, the bases for our expectations relating to the overall economic situation and specific conditions in markets relevant to us are subject to considerable uncertainties. In general, due to the significant proportion of long-cycle businesses in our Sectors and the importance of long-term contracts for Siemens, there is usually a time lag between the development of macroeconomic conditions and their impact on our financial results. Important exceptions include our short-cycle businesses in the Industry Sector, particularly those in industrial automation and drives technologies, which are highly sensitive to volatility in market demand. If the macroeconomic environment deteriorates and if we are not successful in adapting our production and cost structure to subsequent changes to conditions in the markets, in which we operate, there can be no assurance that we will not experience adverse effects that may be material to our business, financial condition, results of operations and our ability to access capital. For example, it may become more difficult for our customers to obtain financing and as a result they may modify, delay or cancel plans to purchase our products and services or to execute transactions. Furthermore, prices may decline as a result of adverse market conditions to a greater extent than currently anticipated. In addition, contracted payment terms, especially regarding the level of advance payments by our customers relating to long-term projects, may become less favorable, which could negatively impact our cash flows. Additionally, if customers are not successful in generating sufficient revenue or securing access to the capital markets, they may not be able to pay, or may delay payment of, the amounts they owe us, which may adversely affect our business, financial condition and results of operations.

Numerous other factors, such as fluctuations of energy and raw material prices, as well as global political conflicts, including those in the Middle East, North Africa and other regions, continue to impact macroeconomic parameters and the international capital and credit markets. The uncertainty of economic and political conditions can have a material adverse impact on our business, financial condition and results of operations and can also make our budgeting and forecasting more difficult.

Our business is affected by a variety of market conditions and regulation. For example, our Energy Sector is exposed to the

development of global demand for energy and is considerably affected by regulations related to energy and environmental policies. Our Healthcare Sector, in turn, is dependent on developments and regulations in healthcare systems around the world, particularly in the important U.S. healthcare market. Our Industry Sector is vulnerable to unfavorable market conditions in certain segments of the automotive, manufacturing and construction industries. Our new Infrastructure & Cities Sector focuses mainly on business with public authorities around the world and is thus vulnerable to restrictions in public budgets.

Our businesses must keep pace with technological changes and develop new products and services to remain competitive: The markets in which our businesses operate experience rapid and significant changes due to the introduction of innovative technologies. To meet our customers' needs in these areas, we must continuously design new, and update existing products and services, and invest in, and develop new technologies. Introducing new products and technologies requires a significant commitment to research and development, which in return requires expenditure of considerable financial resources that may not always result in success. Our sales and profitability may suffer if we invest in technologies that do not operate, or may not be integrated, as expected or that are not accepted in the marketplace as anticipated, or if our products or systems are not introduced to the market in a timely manner, in particular, compared to our competitors, or become obsolete. Furthermore, in some of our markets, the need to develop and introduce new products rapidly in order to capture available opportunities may lead to quality problems. Our operating results depend to a significant extent on our ability to anticipate and adapt to changes in markets and to reduce the costs of producing high-quality, new and existing products. Any inability to do so could have a material adverse effect on our business, financial condition and results of operations.

Our business, financial condition and results of operations may be adversely affected by continued strategic reorientations and cost-cutting initiatives: We are in a continuous process of strategic reorientation and constantly engage in cost-cutting initiatives, including in connection with ongoing capacity adjustment measures and structural initiatives. Capacity adjustments through consolidation of business activities and manufacturing facilities, and the streamlining of product portfolios are also part of these cost reduction efforts. These measures may negatively impact our business, financial condition and results of operations. Any future contribution of these measures to our profitability will be influenced by the actual savings achieved and by our ability to sustain these ongoing efforts.

Our business, financial condition and results of operations may be adversely affected by portfolio measures: Our strategy includes divesting activities in some business areas and strengthening others through portfolio measures, including mergers and acquisitions.

With respect to dispositions, we may not be able to divest some of our activities as planned, and the divestitures we do carry out could have a negative impact on our business, financial condition, results of operations and, potentially, our reputation. For example, after having previously announced plans to list our subsidiary OSRAM AG in the fall of 2011, we announced in September 2011 that, in view of the highly volatile environment on the capital markets and possible effects on the industry, OSRAM AG is to be listed at a later date.

Mergers and acquisitions are inherently risky because of difficulties that may arise when integrating people, operations, technologies and products. There can be no assurance that any of the businesses we acquire can be integrated successfully and as timely as originally planned or that they will perform well once integrated. In addition, we may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to integration of acquired businesses. Furthermore, portfolio measures may result in additional financing needs and adversely affect our financial leverage and our debt-to-equity ratio. Acquisitions may also lead to substantial increases in intangible assets, including goodwill. Our balance sheet reflects a significant amount of intangible assets, including goodwill. Among our businesses, the largest amount of goodwill is allocated to the Diagnostics Division and the Imaging & Therapy Division of the Healthcare Sector, and the Industry Automation Division of the Industry Sector. In fiscal 2010, the annual test for impairment of goodwill of the Diagnostics Division within the Healthcare Sector was performed as of September 30, 2010. As a result, in the Diagnostics Division of the Healthcare Sector an impairment of €1,145 million was recognized to reduce the carrying amount of goodwill. For further information see ▷ *D.6 Notes to Consolidated Financial Statements.* If we were to encounter continuing adverse business developments including negative effects on our revenues, profits or on cash, or adverse effects from an increase in the weighted average cost of capital (WACC) or from foreign exchange rate developments, or if we were otherwise to perform worse than expected at

acquisition, then these intangible assets, including goodwill, might have to be written down, which could materially and adversely affect our results of operations. The likelihood of such adverse business developments increases in times of difficult or uncertain macroeconomic conditions.

We may be adversely affected by our equity interests and strategic alliances: Our strategy includes strengthening our business interests through joint ventures, associated companies and strategic alliances. Certain of our investments are accounted for using the equity method, including, among others, Nokia Siemens Networks B.V. (NSN), Enterprise Networks Holdings B.V. (EN) and BSH Bosch und Siemens Hausgeräte GmbH (BSH). Any factors negatively influencing the profitability of our equity investments, including negative effects on revenues, profits or on cash, could have an adverse effect on our equity pick-up related to these equity interests or may result in a write-down of these investments. In addition, our business, financial condition and results of operations could also be adversely affected in connection with loans, guarantees or non-compliance with financial covenants related to these equity investments. Furthermore, such investments are inherently risky as we may not be able to sufficiently influence corporate governance processes or business decisions taken by our equity investments and strategic alliances that may have a negative effect on our business. In addition, joint ventures bear the risk of difficulties that may arise when integrating people, operations, technologies and products. Strategic alliances may also pose risks for us because we compete in some business areas with companies with which we have strategic alliances.

C.8.3.2 OPERATIONS RISKS

We are dependent upon hiring and retaining highly qualified management and technical personnel: Competition for highly qualified management and technical personnel remains intense in the industries and regions in which our business operates. In many of our business areas, we intend to expand our business activities, for which we will need highly skilled employees. Our future success depends in part on our continued ability to hire, assimilate and retain engineers and other qualified personnel. There can be no assurance that we will continue to be successful in attracting and retaining all the highly qualified employees and key personnel needed in the future, including in appropriate geographic locations, and any inability to do so could have a material adverse effect on our business.

We may face operational failures and quality problems in our value chain processes: Our value chain comprises all steps, from research and development to supply chain management, production, marketing, sales and services. Operational failures in our value chain processes could result in quality problems or potential product, labor safety, regulatory or environmental risks. Such risks are particularly present in relation to our production facilities, which are located all over the world and have a high degree of organizational and technological complexity. From time to time, some of the products we sell might have quality issues resulting from the design or manufacture of such products or from the software integrated into them.

Furthermore, failures on the part of service providers we employ, such as in the area of IT infrastructure, may have an adverse effect on our processes and operations and our ability to meet our commitments to customers or increase our operating costs. Any operational failures or quality issues could have a material adverse effect on our business, financial condition and results of operations.

We may face interruption of our supply chain, including the inability of third parties to deliver parts, components and services on time, and we may be subject to rising raw material prices: Our financial performance depends in part on reliable and effective supply chain management for components, sub-assemblies and other materials. Capacity constraints and supply shortages resulting from ineffective supply chain management may lead to delays and additional cost. We rely on third parties to supply us with parts, components and services. Using third parties to manufacture, assemble and test our products reduces our control over manufacturing yields, quality assurance, product delivery schedules and costs. The third parties that supply us with parts and components also have other customers and may not have sufficient capacity to meet all of their customers' needs, including ours, during periods of excess demand. Component supply delays can affect the performance of our Sectors. Although we work closely with our suppliers to avoid supply-related problems, there can be no assurance that we will not encounter supply problems in the future or that we will be able to replace a supplier that is not able to meet our demand. This risk is particularly evident in businesses with a very limited number of suppliers. Shortages and delays could materially harm our business. Unanticipated increases in the price of components due to market shortages or other reasons could also adversely affect the performance of our Sectors. Furthermore, we may be

exposed to the risk of delays and interruptions of the supply chain as a consequence of natural disasters, such as those which occurred in Japan in fiscal 2011, in case we are unable to identify alternative sources of supply in a timely manner or at all. A general shortage of materials, components or subcomponents as a result of natural disasters also bears the risk of unforeseeable fluctuations in prices and demand, which might adversely affect our results of operations.

Our Sectors purchase raw materials including so-called rare-earth metals, copper, steel, aluminum and oil, which exposes them to fluctuations in energy and raw material prices. In recent times, commodities have been subject to volatile markets, and such volatility is expected to continue. If we are not able to compensate for our increased costs or pass them on to customers, price increases could have a material adverse impact on our financial results. In contrast, in times of falling commodity prices, we may not fully profit from such price decreases as we attempt to reduce the risk of rising commodity prices by several means, such as long-term contracting or physical and financial hedging. In addition to price pressure that we may face from our customers expecting to benefit from falling commodity prices or adverse market conditions, this could also adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations may be adversely affected by cost overruns or additional payment obligations related to the management of our long-term, fixed price or turnkey projects: We perform a portion of our business, especially large projects, under long-term contracts that are awarded on a competitive bidding basis. Some of these contracts are inherently risky because we may assume substantially all of the risks associated with completing the project and the post-completion warranty obligations. For example, we face the risk that we must satisfy technical requirements of a project even though we may not have gained experience with those requirements before we win the project. The profit margins realized on fixed-priced contracts may vary from original estimates as a result of changes in costs and productivity over their term. We sometimes bear the risk of unanticipated project modifications, shortage of key personnel, quality problems, financial difficulties of our customers, cost overruns or contractual penalties caused by unexpected technological problems, unforeseen developments at the project sites, performance problems with our suppliers, subcontractors and consortium partners or other logistical difficulties. Certain of our multi-year contracts also contain demanding installation and maintenance requirements, in addition to other performance criteria relating to timing, unit cost requirements and compliance with government regulations, which, if not satisfied, could subject us to substantial contractual penalties, damages, non-payment and contract termination. There can be no assurance that contracts and projects, in particular those with long-term duration and fixed-price calculation, can be completed profitably. For additional information, see ▷ *D.6 Notes to Consolidated Financial Statements*.

Increased IT security threats and higher levels of professionalism in computer crime could pose a risk to our systems, networks, products, solutions and services as well as to those of our service providers: Our business portfolio includes a broad array of systems, networks, products, solutions and services across our Sectors that rely on digital technologies. We observe a global increase in IT security threats and higher levels of professionalism in computer crime, which pose a risk to the security of systems and networks and the confidentiality, availability and integrity of data. We attempt to mitigate these risks by employing a number of measures, including employee training, comprehensive monitoring of our networks and systems, and maintenance of backup and protective systems such as firewalls and virus scanners. To the extent we employ service providers, such as in the area of IT infrastructure, we have contractual arrangements in place in order to ensure that these risks are reduced in a similar manner. Nonetheless, our systems, networks, products, solutions and services, as well as those of our service providers remain potentially vulnerable to attacks. Depending on their nature and scope, such attacks could potentially lead to the leakage of confidential information, improper use of our systems and networks, manipulation and destruction of data, defective products, production downtimes and supply shortages, which in turn could adversely affect our reputation, competitiveness, business, financial condition and results of operations.

C.8.3.3 FINANCIAL RISKS

We are exposed to currency risks and interest rate risks: We are exposed to fluctuations in exchange rates, especially between the U.S. dollar and the euro, because a high percentage of our business volume is conducted in the U.S. and as exports from Europe. In addition, we are exposed to currency effects involving the currencies of emerging markets such as China, India and Brazil. As a result, a strong euro in relation to

the U.S. dollar and other currencies can have a material impact on our revenues and results. Certain currency risks as well as interest rate risks are hedged on a Company-wide basis using derivative financial instruments. Depending on the development of foreign currency exchange rates, our hedging activities can have significant effects on our cash flow. Our Sectors and SFS engage in currency hedging activities which sometimes do not qualify for hedge accounting. In addition, our Corporate Treasury has interest rate hedging activities which also do not qualify for hedge accounting, and are subject to changes in interest rates. Accordingly, exchange rate and interest rate fluctuations may influence our results and lead to earnings volatility. A strengthening of the euro (particularly against the U.S. dollar) may change our competitive position, as many of our competitors may benefit from having a substantial portion of their costs based in weaker currencies, enabling them to offer their products at lower prices.

We are exposed to volatile credit spreads: Regarding our Corporate Treasury activities, widening credit spreads due to uncertainty and risk aversion in the financial markets might lead to changing fair market values of our existing trade receivables and derivative financial instruments. In addition, we also see a risk of increasing refinancing costs if the Eurozone sovereign debt crisis with its ongoing significant impact on global financial markets, and the European financial sector in particular, continues or even worsens. Any such development could also further increase the costs for buying protection on credit risks due to a potential increase of counterparty risks.

Our future financing via Corporate Treasury may be affected by the uncertainty of economic conditions and the development of capital and financial markets, in particular: Our Corporate Treasury is responsible for the financing of the Company. Negative developments in the foreign exchange, money or capital markets, such as limited availability of funds (particularly U.S. dollar funds), may increase our overall cost of funding. The worldwide financial market crisis triggered by Lehman's bankruptcy as well as the ongoing Eurozone sovereign debt crisis continue to have an impact on global capital markets. These developments and the resulting higher risk awareness of investors and governments, in particular, may lead to further regulation of the financial sector and the use of financial instruments, could influence our future possibilities of obtaining debt financing, and may significantly increase credit spreads. Regarding our Corporate Treasury activities, deteriorating credit quality and/ or default of counterparties may adversely affect our financial conditions and results of operations.

Downgrades of our ratings could increase our cost of capital and could negatively affect our businesses: Our business, financial condition and results of operations are influenced significantly by the actual and expected performance of the Sectors and SFS, as well as the Company's portfolio measures. An actual or expected negative development of our results of operations or cash flows or an increase in our net debt position could result in the deterioration of our credit rating. Downgrades by rating agencies could increase our cost of capital, may reduce our potential investor base and may negatively affect our businesses.

Our financing activities subject us to various risks, including credit, interest rate and foreign exchange risk: We provide our customers with various forms of direct and indirect financing in connection with large projects. We also finance a large number of customer orders, for example, the leasing of medical equipment, mainly through SFS. SFS also incurs credit risk by financing third-party equipment or by taking direct or indirect participations in financings, such as syndicated loans. In part, we take a security interest in the assets we finance or we receive additional collateral. Our business, financial conditions and results of operations may be adversely affected if the credit quality of our customers deteriorates or if they default on their payment obligation to us, if the value of the assets in which we have taken a security interest or additional collateral declines, if interest rates or foreign exchange rates fluctuate, or if the projects in which we invest are unsuccessful. Potential adverse changes in economic conditions could cause a further decline in the fair market values of assets, derivative instruments as well as collateral, resulting in losses which could have a negative effect on our business, financial condition and results of operations.

Our financial condition and results of operations may be adversely affected by several parameters influencing the funded status of our pension benefit plans: The funded status of our pension plans may be affected by an increase or decrease in the defined benefit obligation (DBO), as well as by an increase or decrease in the value of plan assets. Pensions are accounted for in accordance with actuarial valuations, which rely on statistical and other factors in order to anticipate future events. These factors include key pension plan valuation assumptions such as the discount rate, expected rate of return on plan assets, rate of future compensation increases and pension progression. Actual developments may differ from assumptions due to changing market and economic conditions, thereby resulting in an increase or decrease in the DBO. Significant movements in financial markets or a

change in the portfolio mix of invested assets can result in corresponding increases or decreases in the value of plan assets, particularly equity securities, or in a change of the expected rate of return on plan assets. Also, changes in pension plan assumptions can affect net periodic pension cost. For example, a change in discount rates or in the expected return on plan assets assumptions may result in changes in the net periodic benefit cost in the following financial year. In order to comply with local pension regulations in selected foreign countries, we may face a risk of increasing cash outflows to reduce an underfunding of our pension plans in these countries, if any. At the end of fiscal 2011, the combined funded status of Siemens' pension benefit plans showed an underfunding of €6.5 billion, compared to an underfunding of €7.4 billion at the end of fiscal 2010. The underfunding at the end of fiscal 2011 included approximately €0.3 billion related to OSRAM. Further, the combined funded status of Siemens' other post-employment benefit plans showed an underfunding of €0.8 billion at the end of fiscal 2011, compared to an underfunding of €0.8 billion at the end of the prior fiscal year. For further information, see ▷ *D.6 Notes to Consolidated Financial Statements.*

C.8.3.4 COMPLIANCE RISKS

We are subject to regulatory risks associated with our international operations: Protectionist trade policies and changes in the political and regulatory environment in the markets in which we operate, such as foreign exchange import and export controls, tariffs and other trade barriers and price or exchange controls, could affect our business in several national markets, impact our sales and profitability and make the repatriation of profits difficult, and may expose us to penalties, sanctions and reputational damage. In addition, the uncertainty of the legal environment in some regions could limit our ability to enforce our rights. For example, as a globally operating organization, we conduct business with customers in countries that are subject to export control regulations, embargoes, sanctions or other forms of trade restrictions imposed by the U.S., the European Union or other countries or organizations. Business with customers in Iran has recently become subject to significant further regulation under Resolution 1929 (2010) of the Security Council of the United Nations, the U.S. Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 enacted on July 1, 2010 (CISADA), including implementing measures thereto on federal and state level, as well as the Council Regulation (EU) No. 961/2010 of October 25, 2010 on a tightening of the sanctions regime against Iran, extended by Council Implementing Regulation (EU) No. 503/2011 of May 23, 2011. Even though we have decided, as a general rule, as described in more detail in ▷ *C.3.1.1 Orders and revenue* not to enter into new contracts with customers in Iran, we may still conduct certain business activities and provide products and services to customers in Iran under limited circumstances in accordance with the detailed policies implementing this general rule. New or tightened export control regulations, sanctions, embargos or other forms of trade restrictions imposed on Iran or on other sanctioned countries in which we do business may result in a curtailment of our existing business in such countries and in an adaptation of our policies. In addition, the termination of our activities in Iran or other sanctioned countries may expose us to customer claims and other actions. We are continuously evaluating the potential impact, if any, of the above-referenced Iran legislation or any amendments thereto on, among other things, pre-existing contractual obligations in our Energy Sector's business in Iran.

We expect that sales to emerging markets will continue to account for an increasing portion of our total revenue, as our business naturally evolves and as developing nations and regions around the world increase their demand for our offering. Emerging market operations involve various risks, including civil unrest, health concerns, cultural differences such as employment and business practices, volatility in gross domestic product, economic and governmental instability, the potential for nationalization of private assets and the imposition of exchange controls. The Asian markets, in particular, are important for our long-term growth strategy, and our sizeable operations in China are influenced by a legal system that is still developing and is subject to change. Our growth strategy could be limited by governments supporting local industries. Our Sectors, particularly those that derive their revenue from large projects, could be adversely affected if future demand, prices and gross domestic product in the markets in which those Sectors operate do not develop as favorably as expected. If any of these risks or similar risks associated with our international operations were to materialize, our business, financial condition and results of operations could be materially adversely affected.

Current and future investigations regarding allegations of public corruption and other illegal acts could have a material adverse effect on the development of future business opportunities, our net assets, financial condition and results of operations, the price of our shares and American depository shares (ADS) and our reputation: We engage in a substantial amount of business with governments and gov-

ernment-owned enterprises around the world. We also participate in a number of projects funded by government agencies and intergovernmental and supranational organizations such as multilateral development banks. If we are found to have been engaged in public corruption and other illegal acts, such activities may impair our ability to do business with these or other organizations. Starting in 2006, public prosecutors and other government authorities in certain jurisdictions around the world investigated allegations of corruption at a number of our former business groups and regional companies. Our evaluation of the allegations led our management to identify a material weakness in our internal controls over financial reporting as of September 30, 2006 and 2007. We were able to settle most of the governmental cases, including proceedings initiated by the Munich public prosecutor, the U.S. Department of Justice and the U.S. Securities and Exchange Commission. In connection with these settlements and other legal proceedings in Germany, we paid a total of €1.2 billion to authorities in the U.S. and Germany in fiscal 2008 and fiscal 2009. In addition, we engaged a compliance monitor to evaluate and report, for a period of up to four years, on the Company's progress in implementing and operating its new compliance program.

A number of governmental investigations are pending and additional investigations may be launched from time to time by governmental authorities around the world. Based on our past experience, there is also a risk of ongoing investigations being expanded. Corruption and related proceedings may lead to criminal and civil fines as well as penalties, sanctions, injunctions against future conduct, profit disgorgements, disqualifications from directly and indirectly engaging in certain types of business, the loss of business licenses or permits or other restrictions. Accordingly, we may be required to record material provisions to cover potential liabilities arising in connection with such investigations and proceedings, including potential tax penalties. Moreover, any findings related to public corruption that are not covered by the settlements described above may endanger these, further monitors could be appointed to review future business practices and we may otherwise be required to further modify our business practices and our compliance program.

Our involvement in ongoing and potential future corruption proceedings could damage our reputation and have an adverse impact on our ability to compete for business from public and private sector customers around the world. If we or our subsidiaries are found to have engaged in certain illegal acts or not to have taken effective steps to address allegations or findings of corruption in our business, this may impair our ability to participate in business with governments or intergovernmental organizations and may result in our formal exclusion from such business. Even if we are not formally excluded from participating in government business, government agencies or intergovernmental or supranational organizations may informally exclude us from tendering for or participating in certain contracts. For example, legislation of member states of the European Union could in certain cases result in our mandatory or discretionary exclusion from public contracts in case of a conviction for bribery and certain other offences or for other reasons. As described in more detail in ▷ *D.6 Notes to Consolidated Financial Statements*, we or our subsidiaries have in the past been excluded or currently are excluded from some contracting, including with governments, development banks and multilateral financial institutions, as a result of findings of corruption or other misconduct. Ongoing or potential future investigations into allegations of corruption could also impair existing relationships with, and our ability to acquire new, private sector business partners. For instance, such investigations may adversely affect our ability to pursue potentially important strategic projects and transactions, such as strategic alliances, joint ventures or other business combinations, or could result in the cancellation of certain of our existing contracts and the commencement of significant third-party litigation, including by our competitors.

In addition, developments in ongoing and potential future investigations, such as responding to the requests of governmental authorities and cooperating with them, could divert management's attention and resources from other issues facing our business. The materialization of any of these risks could have a material adverse effect on the development of future business opportunities, our net assets, financial condition and results of operations, the price of our shares and ADS and on our reputation.

Our business could suffer as a result of current or future litigation: We are subject to numerous risks relating to legal, governmental and regulatory proceedings to which we are currently a party or to which we may become a party in the future. We routinely become subject to legal, governmental and regulatory investigations and proceedings involving, among other things, requests for arbitration, allegations of improper delivery of goods or services, product liability, product defects, quality problems, intellectual property infringement, non-compliance with tax regulations and/or alleged or suspected violations of applicable laws. In addition, we may face

further claims in connection with the circumstances that led to the corruption proceedings described above. For additional information with respect to specific proceedings, see ▷ *D.6 Notes to Consolidated Financial Statements*. There can be no assurance that the results of these or any other proceedings will not materially harm our business, reputation or brand. Moreover, even if we ultimately prevail on the merits in any such proceedings, we may have to incur substantial legal fees and other costs defending ourselves against the underlying allegations. We record a provision for legal risks when (1) we have a present obligation as a result of a past event; (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (3) a reliable estimate can be made of the amount of the obligation. In addition, we maintain liability insurance for certain legal risks at levels our management believes are appropriate and consistent with industry practice. Our insurance policy, however, does not protect us against reputational damage. Moreover, we may incur losses relating to legal proceedings beyond the limits, or outside the coverage, of such insurance. Finally, there can be no assurance that we will be able to maintain adequate insurance coverage on commercially reasonable terms in the future. Each of these risks may have a material adverse effect on our business, financial condition and results of operations, and our provisions for legal proceedings-related losses may not be sufficient to cover our ultimate losses or expenditures.

Examinations by tax authorities and changes in tax regulations could adversely affect our business, financial condition and results of operations: We operate in around 190 countries and therefore are subject to different tax regulations. Changes in tax law could result in higher tax expense and payments. Furthermore, legislative changes could materially impact our tax receivables and liabilities as well as deferred tax assets and deferred tax liabilities. In addition, the uncertain tax environment in some regions could limit our ability to enforce our rights. As a globally operating organization, we conduct business in countries subject to complex tax rules, which may be interpreted in different ways. Future interpretations or developments of tax regimes may affect our tax liability, return on investments and business operations. We are regularly examined by tax authorities in various jurisdictions.

We are subject to environmental and other government regulations: Some of the industries in which we operate are highly regulated. Current and future environmental and other government regulations or changes thereto may require us to change the way we run our operations and could result in significant increases in our operating or product costs. In addition, while we have procedures in place to ensure compliance with applicable governmental regulations in the conduct of our business operations, it cannot be excluded that violations of applicable governmental regulations may occur either by us or by third parties that we contract with, including suppliers or service providers, whose activities may be attributed to us. Any such violations expose us to the risk of liability, reputational damage or loss of licenses or permits that are important to our business operations. In particular, we could also face liability for damage or remediation for environmental contamination at the facilities we design or operate. For example, we are required to bear environmental clean-up costs mainly related to remediation and environmental protection liabilities which have been accrued based on the estimated costs of decommissioning facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany, as well as a nuclear research and service center in Karlstein, Germany. For further information, see ▷ *D.6 Notes to Consolidated Financial Statements*. We establish provisions for environmental risks when (1) we have a present obligation as a result of a past event; (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (3) a reliable estimate can be made of the amount of the obligation. With regard to certain environmental risks, we maintain liability insurance at levels that our management believes are appropriate and consistent with industry practice. We may incur environmental losses beyond the limits, or outside the coverage, of such insurance, and such losses may have a material adverse effect on our business, financial condition and results of our operations. In addition, our provisions for environmental liabilities may not be sufficient to cover our ultimate losses or expenditures resulting therefrom.

C.8.4 Opportunities

Within our comprehensive, interactive and management-oriented Enterprise Risk Management (ERM) approach that is integrated into the organization and that addresses both risks and opportunities, we regularly identify, evaluate and respond to opportunities that present themselves in our various fields of activity. While we describe our most significant opportunities below, those are not the only ones we encounter. In addition, our assessment of opportunities is subject to change as our Company, our markets and technologies are constantly developing. As a consequence, new opportunities may arise,

existing opportunities may cease to be relevant, or the significance of an opportunity may change. Generally, opportunities are assessed to the best of our knowledge, considering certain assumptions, including market development, market potential of technologies or solutions, and anticipated developments in customer demand or prices, among other things. When opportunities materialize, they may have a lower effect than previously estimated on the basis of the underlying assumptions. It is also possible that opportunities we see today will never materialize.

We see further opportunities in the above-average growth potential of emerging markets: It is expected that in coming years emerging markets will continue to grow significantly faster than industrialized nations, led by particularly strong growth in the BRIC countries Brazil, Russia, India and China. Within One Siemens, we want to take measures aimed at continuously increasing our share of revenue from emerging markets. We believe that developing the capability to design, manufacture and sell so-called SMART (simple, maintenance-friendly, affordable, reliable, and timely to market) products will provide us with opportunities to gain market share and enhance our local presence in these strategic growth markets. Adding further SMART products to our portfolio and developing stronger sales channels would enable us to increase our revenues by serving large and fast-growing regional markets, where customers may consider price more strongly than product features when making a purchase decision.

Through selective acquisitions and equity investments we constantly strive to strengthen our leading technology position, open up additional potential markets or further develop our product portfolio: We constantly monitor our current and future markets for opportunities for strategic acquisitions or equity investments to complement organic growth. Such acquisitions or equity investments could help us to strengthen our market position in our existing markets, provide access to new markets or complement our technological portfolio in selected areas.

Localizing value chain activities in low cost countries could further improve our cost position: Localizing certain value chain activities, such as procurement, manufacturing, maintenance and service in markets like the BRIC countries and the Middle East could enable us to reduce costs and to strengthen our global competitive position, in particular compared to competitors based in countries with a more favorable cost structure.

We have an opportunity to further grow in the area of environment and climate protection: Many of the key areas of our research and development activities focus on products and solutions capable of strengthening and advancing our Environmental Portfolio. Our Environmental Portfolio comprises products and solutions with outstanding energy efficiency, systems and components for renewable forms of energy, and environmental technologies for cleaner water and air. These products and solutions are intended to help our customers to reduce their carbon dioxide footprint, cut their energy costs and improve their profitability through increased productivity. We believe that public policy initiatives in many countries will lead to greater demand for such products and solutions in the years ahead, including from government stimulus programs. For further information, see ▷ *C.1.5.2 Environmental protection.*

We are in the process of continuously developing and implementing initiatives to reduce costs, adjust capacities and streamline our portfolio: Such measures aim at strengthening our competitive position and realizing cost advantages. For example, we expect to generate sustainable improvements in profitability from our supply chain management efforts aimed at optimizing our supply chain management, generating associated savings as well as improving the management of our supplier-related risk. For further information regarding our supply chain management, see ▷ *C.1.4.2 Supply chain management.*

We constantly strive to develop new technologies, new products and solutions as well as to improve existing ones: We invest in new technologies that we expect to meet future demands in accordance with the four strategic megatrends demographic change, urbanization, climate change and globalization (for further information, see ▷ *C.1.2.1 Global megatrends*).

C.8.5 Legal proceedings

For information regarding legal proceedings, see ▷ *D.6 Notes to Consolidated Financial Statements.*

C.9 Information required pursuant to Section 289 (4) and Section 315 (4) of the German Commercial Code (HGB) and explanatory report

C.9.1 Composition of common stock

As of September 30, 2011, the Company's common stock totaled €2.743 billion (2010: €2.743 billion) divided into 914,203,421 (2010: 914,203,421) registered shares with no par value and a notional value of €3.00 per share. The shares are fully paid in. In accordance with §4 (3) of the Company's Articles of Association, the right of shareholders to have their ownership interests evidenced by document is excluded, unless such evidence is required under the regulations of a stock exchange on which the shares are listed. Collective share certificates may be issued. Pursuant to Section 67 (2) of the German Stock Corporation Act (Aktiengesetz, AktG), only those persons recorded in the Company's stock register will be recognized as shareholders of the Company. For purposes of recording the shares in the Company's stock register, shareholders are required to submit to the Company the number of shares held by them and their e-mail address if they have one and, in the case of individuals, their name, address and date of birth, or in the case of legal entities, their company name, business address and registered offices.

All shares confer the same rights and obligations. At the Annual Shareholders' Meeting, each share of stock has one vote and accounts for the shareholders' proportionate share in the Company's net income. Excepted from this rule are treasury shares held by the Company, which do not entitle the Company to any rights. The shareholders' rights and obligations are governed by the provisions of the AktG, in particular by Sections 12, 53a et seq., 118 et seq., and 186 of this AktG.

C.9.2 Restrictions on voting rights or transfer of shares

Shares issued to employees under our former employee stock schemes until 2008 are subject to company-imposed private law restrictions on disposal for two to five years. As a matter of principle, eligible employees may not dispose of any shares transferred to them in this way prior to the expiration of the vesting period. Shares issued to employees worldwide under the stock scheme implemented since the beginning of fiscal 2009, i.e., the Share Matching Plan, are freely transferable to the extent legally permissible. However, participants are required to own and hold the shares issued to them under the rules of the Plan for a vesting period of about three years in order to receive one matching share free of charge for each three shares provided the plan participant has been continuously employed by Siemens AG or another Siemens company until the end of the vesting period. Any sale or transfer of the shares prior to the end of the vesting period will forfeit the right to receive matching shares for the share sold or transferred.

The von Siemens-Vermögensverwaltung GmbH ("vSV") has, on a sustained basis, powers of attorney allowing it to vote, as of October 13, 2011, 11,715,342 shares on behalf of members of the Siemens family, whereby aforementioned shares constitute a part of the overall number of shares held by members of the Siemens family. The vSV is a German limited liability company and party to an agreement with, among others, members of the Siemens family ("family agreement"). In order to bundle and represent their interests, the members of the Siemens family established a family partnership. This family partnership makes proposals to the vSV with respect to the exercise of the voting rights at Shareholders' Meetings of the Company, which are taken into account by the vSV when acting within the bounds of its professional discretion. Pursuant to the family agreement, the shares under powers of attorney are voted by the vSV collectively.

C.9.3 Equity interests exceeding 10% of voting rights

Under the German Securities Trading Act (Wertpapierhandelsgesetz, WpHG) holders of voting rights of the Company are required to notify the Company and the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) of the level of their holdings whenever such holdings reach, exceed or fall below certain thresholds. The lowest threshold for notification is 3% of the Company's outstanding voting rights. In addition, there might be further notification obligations according to the WpHG, if investors hold financial instruments that result in an entitlement to acquire, at the holder's option, voting shares in the Company. Besides, holders of voting rights are required to notify the Company within 20 trading days after reaching or exceeding the threshold of 10% about their intentions with respect to the voting rights and the origin of the funds used for the acquisition of voting rights. In addition, the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG) requires the publication of the acquisition of "control," which is defined in the WpÜG as holding of at least 30% of the voting rights in a target company.

We are not aware of, nor have we been notified of, any shareholder directly or indirectly holding 10% or more of the voting rights.

C.9.4 Shares with special rights conferring powers of control

There are no shares with special rights conferring powers of control.

C.9.5 System of control of any employee share scheme where the control rights are not exercised directly by the employees

Shares of stock issued by Siemens AG to employees under its employee stock scheme are transferred directly to the employees. The beneficiary employees who hold shares of employee stock may exercise their control rights in the same way as any other shareholder directly in accordance with applicable laws and the Articles of Association.

C.9.6 Legislation and provisions of the articles of association applicable to the appointment and removal of members of the Managing Board and governing amendment to the articles of association

The appointment and removal of members of the Managing Board is subject to the provisions of Sections 84 and 85 of the AktG and Section 31 of the German Codetermination Act (Mitbestimmungsgesetz, MitbestG). According to these provisions, members of the Managing Board are appointed by the Supervisory Board for a maximum term of five years. They may be reappointed or have their term of office extended for one or more terms of up to a maximum of five years each. Pursuant to Section 31 (2) of the MitbestG, a majority of at least two thirds of the members of the Supervisory Board is required to appoint members of the Managing Board. If such majority is not achieved, the Mediation Committee shall give, within one month after the first round of voting, a recommendation for the appointments to the Managing Board. The Supervisory Board will then appoint the members of the Managing Board with the votes of the majority of its members. If such appointment fails as well, the Chairman of the Supervisory Board shall have two votes in a new round of voting.

According to §8 (1) of the Articles of Association, the Managing Board is comprised of several members, the number of which is determined by the Supervisory Board. Pursuant to Section 84 of the AktG and §9 of the Articles of Association, the Supervisory Board may appoint a President of the Managing Board as well as a Vice President. If a required member of the Managing Board has not been appointed, the necessary appointment shall be made, in urgent cases, by a competent court upon motion by any party concerned, in accordance with Section 85 of the AktG. Pursuant to Section 84 (3) of the AktG, the Supervisory Board may revoke the appointment of an individual as member of the Managing Board or as President of the Managing Board for good cause.

According to Section 179 of the AktG, any amendment to the Articles of Association requires a resolution of the Annual Shareholders' Meeting. The authority to adopt purely formal amendments to the Articles of Association was transferred to the Supervisory Board under §13 (2) of the Articles of Association. In addition, by resolution of the Annual Shareholders' Meetings on January 27, 2009 and January 25, 2011, the Supervisory Board has been authorized to amend §4 of the Articles of Association in accordance with the utilization of the Authorized Capital 2009 and the Authorized Capital 2011, and after expiration of the then-applicable authorization period.

Resolutions of the Annual Shareholders' Meeting require a simple majority vote, unless a greater majority is required by law. Pursuant to Section 179 (2) of the AktG, amendments to the Articles of Association require a majority of at least three-fourth of the capital stock represented at the voting round, unless another capital majority is prescribed by the Articles of Association.

C.9.7 Powers of the Managing Board to issue and repurchase shares

The Managing Board is authorized to increase, with the approval of the Supervisory Board, the capital stock until January 26, 2014 by up to €520,800,000 through the issuance of up to 173,600,000 registered shares of no par value against cash contributions and/or contributions in kind (Authorized Capital 2009). The Managing Board is authorized to exclude, with the approval of the Supervisory Board, preemptive rights of shareholders in the event of capital increases against con-

tributions in kind. In addition, preemptive rights of shareholders may be excluded in the event of capital increases against cash contributions, (1) to make use of any fractional amounts, (2) in order to grant holders of conversion or option rights issued by the Company or any of its subsidiaries, as protection against the effects of dilution, preemptive rights to subscribe for new shares, and (3) if the issue price of the new shares is not significantly lower than their stock market price and the total of the shares issued in accordance with Section 186 (3), 4th sentence, of the AktG (against cash contributions not significantly below the stock market price, with shareholders' subscription rights excluded) together with other shares issued or disposed of by direct or mutatis mutandis application of this statutory regulation during the effective period of this authorization until the date of using this authorization does not exceed 10% of the capital stock at that point in time.

Furthermore, the Managing Board is authorized to increase, with the approval of the Supervisory Board, the capital stock until January 24, 2016 by up to €90,000,000 through the issuance of up to 30,000,000 registered shares of no par value against contributions in cash (Authorized Capital 2011). Preemptive rights of existing shareholders are excluded. The new shares shall be issued under the condition that they are offered exclusively to employees of Siemens AG and its subsidiaries. The new shares may also be issued to a suitable bank that assumes the obligation to use these shares for the sole purpose of granting them to employees of Siemens AG and any of its consolidated subsidiaries. To the extent permitted by law, employee shares may also be issued in such a manner that the contribution to be paid on such shares is covered by that part of the annual net income which the Managing Board and the Supervisory Board may allocate to other retained earnings under Section 58 (2) of the AktG.

As of September 30, 2011, the total unissued authorized capital of Siemens AG therefore consisted of €610,800,000 nominal that may be issued in installments with varying terms by issuance of up to 203,600,000 registered shares of no par value. For details, please refer to §4 of the Articles of Association.

By resolution of the Annual Shareholders' Meeting of January 26, 2010, the Managing Board was authorized until January 25, 2015 to issue bonds in an aggregate principal amount of up to €15,000,000,000 with conversion rights or with warrants attached, or a combination of these instruments, entitling the holders to subscribe to up to 200,000,000 new registered shares of Siemens AG of no par value, representing a pro rata amount of up to €600,000,000 of the capital stock. The bonds under this authorization are to be issued against cash or non-cash contributions.

Besides, by resolution of the Annual Shareholders' Meeting of January 25, 2011, the Managing Board was authorized until January 24, 2016 to issue bearer or registered bonds in an aggregate principal amount of up to €15,000,000,000 with conversion rights or with bearer or registered warrants attached or a combination of these instruments, entitling the holders to subscribe to up to 90,000,000 new registered shares of Siemens AG of no par value, representing a pro rata amount of up to €270,000,000 of the capital stock. The bonds under this authorization are to be issued against cash contributions.

For further details of the authorizations please refer to the respective resolutions of the Annual Shareholders' Meetings. In particular, the bonds are, as a matter of principle, to be offered to shareholders for subscription, including the possibility of issuing them to banks with the obligation that they must be offered to shareholders for subscription. However, the Managing Board is authorized to exclude shareholders' subscription rights with the approval of the Supervisory Board (1) provided that the issue price of the bonds is not significantly lower than their theoretical market price computed in accordance with generally accepted actuarial methods, (2) to the extent the exclusion is necessary with regard to fractional amounts resulting from the subscription ratio, (3) in order to grant holders of conversion or option rights or conversion or option obligations on Siemens shares subscription rights as compensation against the effects of dilution, and (4) to the extent that bonds were issued against non-cash contributions, in particular within the context of business combinations or when acquiring companies or interests therein.

In order to grant shares of stock to holders of convertible bonds or warrant bonds issued until January 25, 2015 by the Company or any of its consolidated subsidiaries in accordance with the authorization of the Managing Board adopted by the Annual Shareholders' Meeting on January 26, 2010, the capital stock was conditionally increased by €600,000,000 through the issuance of up to 200,000,000 no-par value shares registered in the names of the holders (Conditional Capital 2010). In order to grant shares of stock to holders or

creditors of convertible bonds or warrant bonds issued until January 24, 2016 by the Company or any of its consolidated subsidiaries in accordance with the authorization of the Managing Board adopted by the Annual Shareholders' Meeting on January 25, 2011, the capital stock was conditionally increased by €270,000,000 through the issuance of up to 90,000,000 no-par value shares registered in the names of the holders (Conditional Capital 2011).

The total of the shares to be issued on the basis of bond issues under these authorizations pursuant to Section 186 (3), 4th sentence, of the AktG, in combination with other shares issued or sold by direct or mutatis mutandis application of this statutory regulation during the effective period of these authorizations, does not exceed 10% of the capital stock at the date of using these authorization. This limit also includes shares of stock issued up to this point in time against non-cash contributions, under exclusion of shareholders' subscription rights, on the basis of the Authorized Capital 2009. In addition, the issue of convertible bonds and/or warrant bonds pursuant to both authorizations shall be limited to convertible bonds and/or warrant bonds that entitle or oblige to subscribe to a maximum number of 200,000,000 Siemens shares representing a pro rata amount of €600,000,000 of the capital stock while both authorizations are simultaneously effective.

For further information on the conditional capitals of the Company as of September 30, 2011 see ▷ *D.6 Notes to Consolidated Financial Statements*.

Based on a resolution of the Annual Shareholders' Meeting on January 26, 2010, the Company was authorized to repurchase until July 25, 2011 up to 10% of its 914,203,421 shares of capital stock existing at the date of adopting the resolution. On January 25, 2011, the Annual Shareholders' Meeting authorized the Company to acquire until January 24, 2016 up to 10% of its 914,203,421 shares of stock existing at the date of adopting the resolution or – if this value is lower – as of the date on which the authorization is exercised. The authorization of January 25, 2011 replaced the previous authorization of January 25, 2010 with effect from March 1, 2011. The aggregate of shares of stock of Siemens AG repurchased under this authorization and any other Siemens shares previously acquired and still held in treasury by the Company or attributable to the Company pursuant to Sections 71d and 71e of the AktG, may at no time exceed 10% of the then existing capital stock. Any repurchase of Siemens shares shall be accomplished at the discretion of the Managing Board either (i) by acquisition over the stock exchange or (ii) through a public share repurchase offer.

The Managing Board was additionally authorized, with the approval of the Supervisory Board, to complete the repurchase of Siemens shares in accordance with the authorization described above, with the use of certain equity derivatives (put options, call options, forward purchases and by using a combination of these derivatives). In exercising this authorization, all stock repurchases based on the equity derivatives are limited to a maximum volume of 5% of the capital stock of 914,203,421 shares existing at the date of adopting the resolution at the Annual Shareholders' Meeting. An equity derivative's term of maturity must, in each case, not exceed 18 months and must be chosen in such a way that the repurchase of Siemens shares upon exercise of the equity derivative will take place no later than January 24, 2016.

Besides selling them over the stock exchange or through a public sales offer to all shareholders, the Managing Board was authorized by resolution of the Annual Shareholders' Meeting on January 25, 2011 to also use Siemens shares repurchased on the basis of this or any previously given authorization as follows: such Siemens shares may be (i) retired; (ii) offered for purchase to individuals currently or formerly employed by the Company or any of its consolidated subsidiaries as well as to board members of any of the Company's consolidated subsidiaries, or awarded and/or transferred to such individuals with a vesting period of at least two years, provided that the employment relationship or board membership existed at the time of the offer or award commitment; (iii) offered and transferred, with the approval of the Supervisory Board, to third parties against non-cash contributions, particularly in connection with business combinations or the acquisition of companies, businesses, parts of businesses or interests therein; (iv) sold, with the approval of the Supervisory Board, to third parties against payment in cash if the price at which such Siemens shares are sold is not significantly lower than the market price of Siemens stock at the time of selling, or (v) used to meet obligations or rights to acquire Siemens shares arising from, or in connection with, convertible bonds or warrant bonds issued by the Company or any of its consolidated subsidiaries. The aggregate volume of shares used under the authorization pursuant to (vi) and (v) by mutatis mutandis application of the provisions of Section 186 (3), 4th sentence, of the AktG together with other shares issued or sold by direct or mutatis mutandis application of this statutory regulation dur-

ing the effective period of this authorization until the date of using this authorization must not exceed 10% of the capital stock at that point in time.

Furthermore, the Supervisory Board was authorized to use shares acquired on the basis of this or any previously given authorization to meet obligations or rights to acquire Siemens shares that were or will be agreed with members of the Managing Board of Siemens AG within the framework of rules governing Managing Board compensation. In particular, repurchased shares may be offered for acquisition, or awarded and/or transferred subject to a restriction period, by the Supervisory Board to the members of the Managing Board, provided that Managing Board membership existed at the time of the offer or award commitment.

As of September 30, 2011, the Company held 39,952,074 (2010: 44,366,416) shares of stock in treasury.

C.9.8 Significant agreements which take effect, alter or terminate upon a change of control of the Company following a takeover bid

Siemens AG maintains two lines of credit in an aggregate amount of U.S.$9 billion which provide its lenders with a right of termination in the event that (i) Siemens AG becomes a subsidiary of another company or (ii) a person or a group of persons acting in concert acquires effective control over Siemens AG by being able to exercise decisive influence over its activities (Art. 3 (2) of Council Regulation (EC) 139/2004). In addition, Siemens AG has a bilateral credit line at its disposal in the amount of €450 million which may be terminated by the lender if major changes in Siemens AG's corporate legal situation occur that jeopardize the orderly repayment of the credit.

Framework agreements concluded by Siemens AG under International Swaps and Derivatives Association Inc. documentation ("ISDA Agreements") grant the counterparty a right of termination upon the occurrence of the following events: (i) the Company consolidates with, merges into, or transfers at least substantially all its assets to a third party and (1) the resulting entity's creditworthiness is materially weaker than the Company's immediately prior to such event, or (2) the resulting entity fails to simultaneously assume the Company's obligations under the ISDA Agreement; or (ii) additionally some ISDA Agreements grant the counterparty a right of termination upon a third party acquiring the beneficial ownership of equity securities having the power to elect a majority of the Company's Supervisory Board or otherwise acquiring the power to control the Company's material policy-making decisions and the creditworthiness of the Company is materially weaker than it was immediately prior to such event. In either situation, ISDA Agreements are designed such that upon termination all outstanding payment claims documented under them are to be netted.

C.9.9 Compensation agreements with members of the Managing Board or employees in the event of a takeover bid

In the event of a change of control – i.e. if one or several shareholders acting jointly or in concert acquire a majority of the voting rights in Siemens AG and exercise a controlling influence, or if Siemens AG becomes a dependent enterprise as a result of entering into an intercompany agreement within the meaning of Section 291 of the AktG, or if Siemens AG is to be merged into another company – any member of the Managing Board has the right to terminate the contract of employment if such change of control results in a substantial change in position (e.g. due to a change in corporate strategy or a change in the Managing Board member's duties and responsibilities). If this right of termination is exercised, the Managing Board member is entitled to a severance payment in the amount of not more than two years' compensation. The calculation of the annual compensation includes not only the base compensation and the target amount for the bonus, but also the target amount for the Stock Awards. This calculation will be based on the last contractual year before the termination of the contract. Additionally, the severance payments cover non-monetary benefits by paying an amount of 5% of the compensation or severance total. Furthermore, compensatory or severance payments will be reduced 15% as a lump-sum allowance for discounted values and for income earned elsewhere. However, this reduction will apply only to the portion of the compensatory or severance payment that was calculated without taking account of the first six months of the remaining term of the Managing Board member's contract. The stock-based compensation components for which a firm commitment already exists remain unaffected. No severance payments are made if the Managing Board member receives benefits from third parties on the occasion of, or in connection with, a change of control. A right of termination does not exist if the change of control occurs within a period of twelve months prior to a Managing Board member's retirement.

C.10 Information required pursuant to Section 289 (5) and Section 315 (2) no. 5 of the German Commercial Code (HGB) and explanatory report

The overarching objective of our accounting-related internal control and risk management system is to ensure that financial reporting is conducted in a proper manner such that the Consolidated Financial Statements and the Management's discussion and analysis are prepared in accordance with all relevant regulations.

As described in the section ▷ *C.8.2 Risk management*, our ERM approach is based on the worldwide accepted "Enterprise Risk Management – Integrated Framework" developed by the COSO. As one of the objectives of this framework is reliability of a company's financial reporting, it also includes an accounting-related perspective. Furthermore, the framework connects the ERM process with a company's financial reporting process and is closely integrated into the internal control system. The accounting-related internal control system (control system) implemented by us is based on "Internal Control – Integrated Framework", an internationally recognized framework also developed by the COSO. The two systems are complementary as identified risks, for example, may reveal gaps in the control system that could be closed by implementing new controls and closely monitoring them. Conversely, monitoring the control system could show that certain risks are not being controlled as effectively as was originally assumed.

We have standardized our procedures for monitoring the effectiveness of the control system on a group level, complying with the requirements of the U.S. Sarbanes-Oxley Act. Under these procedures, necessary controls are defined, documented in accordance with uniform standards, and tested regularly.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. At the end of each fiscal year, our management performs an evaluation of the effectiveness of its control system, both in design and operating effectiveness. Our management has concluded that the Company's internal control over financial reporting was effective as of September 30, 2011. Nevertheless, there are inherent limitations in the effectiveness of any control system, and no system, including one determined to be effective, may prevent or detect all misstatements.

Our Consolidated Financial Statements are prepared on the basis of a conceptual framework which primarily consists of company-wide uniform Financial Reporting Guidelines and a chart of accounts, both issued by the Corporate Finance department and to be applied consistently throughout Siemens. New laws, accounting standards, and other official announcements are analyzed on an ongoing basis with regard to their relevance and impact on the Consolidated Financial Statements and Management's discussion and analysis. Where necessary, our Financial Reporting Guidelines and the chart of accounts are adjusted accordingly. In quarterly closing letters, accounting departments of Siemens AG and its subsidiaries are informed about current topics from an accounting and closing process perspective and any deadlines that must be met for the respective closing processes. The conceptual framework, the communicated deadlines, and monitoring of compliance therewith aim to mitigate the risk of Siemens not being able to prepare or publish its Consolidated Financial Statements properly and in accordance with applicable deadlines.

The base data used in preparing the Consolidated Financial Statements consists of the closing data reported by the operations of Siemens AG and its subsidiaries, which are derived from the various accounting records. Our internal Global Shared Services organization provides services to the individual subsidiaries. In the field of accounting, this organization provides, among other things, services related to period-end closing, general ledger recording, accounts receivable, accounts payable, fixed assets and payroll matters. Most of the subsidiaries make use of these services as this generally has been made mandatory by Siemens in the course of fiscal year 2011. Furthermore, in fiscal year 2011 we also bundled other accounting activities such as governance and monitoring related activities on the country and regional Cluster level. In addition, for some areas requiring specialized know-how such as valuations relating to post-employment benefits support from external service providers is obtained and used.

The reported closing data is used to prepare the Consolidated Financial Statements in the consolidation system, including the preparation of subgroup financial statements at Division, Sector and SFS level. Employees with the appropriate level of responsibility in the consolidation departments at each level and at the group level carry out the consolidation activities and monitor compliance with the accounting procedural and deadline requirements.

The steps necessary to prepare the Consolidated Financial Statements are subject to both manual and automated controls at all levels. In connection with these controls, the data reported is automatically validated to support its coherence and consistency from an accounting perspective. The cause of any validation or warning messages must be rectified by the unit delivering the data before the data is finally released.

The specialist skills required of employees involved in the accounting process are assessed when the employees are initially selected; thereafter, the employees receive regular training. As a fundamental principle, at the different levels, items must be verified by at least one other person (four eyes principle) and specific procedures must be adhered to for the authorization of the data. Additional control mechanisms include target-performance comparisons and analyses of the composition of, and changes in, individual line items, both in the closing data reported by units and in the Consolidated Financial Statements.

Accounting-related IT systems provide for defined access rules in order to ensure that accounting related data is protected from unauthorized access, use or modification. Every unit included in our Consolidated Financial Statements is subject to the rules and regulations of the Corporate Information Security Guide. This is intended to ensure that IT system users only have access to those systems and information that they need to carry out their duties.

On a quarterly basis, management of Sectors, Divisions, SFS, Cross-Sector Services, regional Clusters and certain Corporate Units, supported by confirmations of management of entities under their responsibility, confirm the accuracy of the financial data they have reported to Siemens' corporate headquarters and the effectiveness of the related control systems.

In addition, we have set up a Disclosure Committee – comprising selected heads of Corporate Units – which is responsible for reviewing certain financial and non-financial information prior to publication.

The Supervisory Board, through the Audit Committee, is also integrated into our control system. In particular, the Audit Committee oversees the accounting process, the effectiveness of the control system, the risk management system and the internal audit system, and the independent audit of financial statements. In addition, it conducts an audit of the documents related to the annual financial statements of Siemens AG and the Consolidated Financial Statements and discusses the annual financial statements of Siemens AG, the Consolidated Financial Statements and Management's discussion and analysis of these statements with the Managing Board and the independent auditors.

The activities of our internal corporate audit function form a further element in the control system. Throughout Siemens and on a continuous basis, the Siemens' internal corporate audit function carries out audits with respect to the compliance with guidelines and the reliability and functional operation of our control system as well as the adequacy and effectiveness of our risk management system.

In addition, and in accordance with the requirements of the Sarbanes-Oxley Act, we have rules for accounting-related complaints and a Code of Ethics for Financial Matters to be certified by the Chief Executive Officer, the Chief Financial Officer, and the Head of our Financial Reporting and Controlling department, as well as other senior financial personnel concerned with the financial closing process.

C.10.1 Additional information related to the separate financial statements (HGB) of Siemens AG

Siemens AG as the parent company of the Siemens Group is integrated into the company-wide accounting-related internal control system described above. Generally, the information set out above also applies for Siemens AG's separate financial statements prepared in accordance with the German Commercial Code (HGB).

The Consolidated Financial Statements are prepared in accordance with IFRS. Where required, i.e. for purposes of preparing statements for local regulatory or tax purposes, data is adopted in accordance with relevant national regulations by means of reconciliation at account level. Accordingly, accurately determined IFRS closing data also forms an important basis for the separate financial statements of Siemens AG. In the case of Siemens AG and other group companies required to prepare financial statements in accordance with HGB, the conceptual framework described above is complemented by our mandatory HGB closing guidelines and an HGB chart of accounts.

The manual and system-based control mechanisms referred to above generally also apply when reconciling the IFRS closing data to the separate HGB financial statements. The information relating to the systematic monitoring of the design and operating effectiveness of the accounting-related internal control system applies only to the Consolidated Financial Statements in accordance with IFRS.

C.11 Compensation report and Corporate Governance statement pursuant to Section 289a of the German Commercial Code (HGB)

The Compensation report outlines the principles underlying the determination of the total compensation of the members of the Managing Board of Siemens AG, and sets out the structure and level of the remuneration of the Managing Board members. It also describes the policies governing and levels of compensation paid to Supervisory Board members. The Compensation report is based on the recommendations and suggestions of the German Corporate Governance Code and is in compliance with the applicable legal requirements of Sections 314 (1) no. 6a and 315 (2) no. 4 of the German Commercial Code. As an integral part of the Notes to Consolidated Financial Statements, the Compensation report is part of the audited Consolidated Financial Statements. The Compensation report is presented within the section ▷ *B. Corporate Governance*, included in this Annual Report for the fiscal year 2011.

The Corporate Governance statement pursuant to Section 289a of the German Commercial Code is an integral part of the Combined management's discussion and analysis. It is presented within the section ▷ *B. Corporate Governance*, included in this Annual Report for the fiscal year 2011.

C.12 Additional information for supplemental financial measures

Beginning with fiscal 2011, One Siemens is our framework for capital efficient growth and sustainable value creation. For further information, see ▷ *C.1.3 Financial performance measures.*

As part of One Siemens, we monitor our capital efficiency using the indicator return on capital employed ROCE (adjusted). The following tables report this financial indicator as defined under One Siemens.

C.12.1 Return on capital employed (ROCE) (adjusted)

Return on capital employed (ROCE) (adjusted)

(in millions of €)	September 30, 2011	2010
Capital employed		
Total equity	32,156	29,096
Plus: Long-term debt	14,280	17,497
Plus: Short-term debt and current maturities of long-term debt	3,660	2,416
Less: Cash and cash equivalents	(12,468)	(14,108)
Plus: Pension plans and similar commitments	7,307	8,464
Less: Financial Services (SFS) Debt	(12,075)	(10,028)
Less: Fair value hedge accounting adjustments[1]	(1,470)	(1,518)
Capital employed (continuing and discontinued operations)	**31,391**	**31,819**
Less: Assets classified as held for disposal presented as discontinued operations	(4,667)	–
Plus: Liabilities classified as held for disposal presented as discontinued operations	1,756	–
Capital employed (continuing operations)	28,479	31,819
Average capital employed (continuing operations)[2]	**30,258**	**33,513**

(in millions of €)	Year ended September 30, 2011	2010
Income from continuing operations before interest after tax		
Net income	6,321	4,068
Plus / Less: Other interest expense / income, net	(376)	(317)
Less / Plus: SFS Other interest expense / income[3]	371	339
Plus: Interest cost on Pension plans and similar commitments[4]	356	315
Less: Taxes on interest adjustments[5]	(85)	(98)
Income before interest after tax	**6,587**	**4,308**
Less / Plus: Income / loss from discontinued operations, net of income taxes	690	194
Income from continuing operations before interest after tax	**7,277**	**4,502**
Calculation of tax rate		
(I) Income from continuing operations before income taxes	9,242	5,974
(II) Income taxes	(2,231)	(1,712)
(II) / (I) Tax rate	24%	29%
Return on capital employed (ROCE) (adjusted) (continuing operations)		
(I) Income from continuing operations before interest after tax	7,277	4,502
(II) Average capital employed (continuing operations)[2]	30,258	33,513
(I) / (II) ROCE (adjusted) (continuing operations)	**24.0%**	**13.4%**

1 Debt is generally reported with a value representing approximately the amount to be repaid. However, for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly, we deduct these changes in market value in order to end up with an amount of debt that approximately will be repaid, which we believe is a more meaningful figure for the calculation presented above. For further information on fair value hedges see ▷ *D.6 Notes to Consolidated Financial Statements.*

2 Average capital employed for a fiscal year is determined as a five-point average in capital employed of the respective quarters starting with the capital employed as of September 30 of the previous fiscal year.

3 SFS Other interest income / expense is included in Other interest income / expense, net. Adding back SFS Other interest income / expense in the numerator corresponds to the adjustment for SFS Debt in the denominator.

4 For fiscal 2011 and 2010, interest cost on Pension plans and similar commitments is calculated using the weighted average discount rate of our principal pension benefit plans at period-end for the fiscal year ended September 30, 2010 (4.2%) and for the fiscal year ended September 30, 2009 (5.3%) (both as reported in Notes to Consolidated Financial Statements) applied to Pension plans and similar commitments as reported in the Consolidated Statements of Financial Position as of September 30, 2010 and 2009, respectively.

5 Effective tax rate for the determination of taxes on interest adjustments is calculated by dividing Income taxes through Income from continuing operations before income taxes, both as reported in the Consolidated Statements of Income.

Due to rounding, numbers presented may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

C.12.2 Definitions of other financial performances measures

We also use other financial performance measures in addition to the measures described above, such as new orders and order backlog for the assessment of our future revenue potential. We define and calculate new orders and order backlog as follows:

Under its policy for the recognition of **new orders**, Siemens generally recognizes a new order when we enter into a contract that we consider legally effective and compulsory based on a number of different criteria. In general, if a contract is considered legally effective and compulsory, Siemens recognizes the total contract value. The contract value is the agreed price or fee for that portion of the contract for which the delivery of goods and / or the provision of services has been irrevocably agreed. Future revenues from service, maintenance and outsourcing contracts are recognized as new orders in the amount of the total contract value only if there is adequate assurance that the contract will remain in effect for its entire duration (e.g., due to high exit barriers for the customer). New orders are generally recognized immediately when the relevant contract becomes legally effective and compulsory. The only exceptions are orders with short overall contract terms. In this case, a separate reporting of new orders would provide no significant additional information regarding our performance. For orders of this type the recognition of new orders thus occurs when the underlying revenue is recognized.

Order backlog represents an indicator for the future revenues of our Company resulting from already recognized new orders. Order backlog is calculated by adding the new orders of the current fiscal year to the balance of the order backlog from the prior fiscal year and by subtracting the revenue recognized in the current fiscal year. If an order from the current fiscal year is cancelled or its amount is modified, Siemens adjusts its new order total for the current quarter accordingly, but does not retroactively adjust previously published new order totals. However, if an order from a previous fiscal year is cancelled, generally new orders of the current quarter and, accordingly, the current fiscal year are not adjusted, instead, the existing order backlog is revised. Aside from cancellations, the order backlog is also subject to changes in the consolidation group and to currency translation effects.

There is no standard system for compiling and calculating new orders and order backlog information that applies across companies. Accordingly, its new orders and order backlog may not be comparable with new orders and order backlog reported by other companies. Siemens subjects its new orders and its order backlog to internal documentation and review requirements. Siemens may change its policies for recognizing new orders and order backlog in the future without previous notice.

C.13 Siemens AG (Discussion on basis of German Commercial Code (HGB))

The management report of Siemens AG and the management's discussion and analysis for fiscal 2011 have been combined pursuant to Section 315 (3) in conjunction with Section 298 (3) of the German Commercial Code. The annual financial statements of Siemens AG in accordance with the German Commercial Code and the combined management's discussion and analysis are published simultaneously in the electronic version of the German Federal Gazette.

C.13.1 Business and operating environment

Siemens AG is the parent company of the Siemens Group with registered offices in Berlin and Munich. Siemens AG is a globally operating, integrated technology company with core activities in the Sectors of Industry, Energy and Healthcare. Additional operating activities include Siemens Real Estate and Corporate Treasury. In Siemens Real Estate we have bundled our entire real estate portfolio. Siemens AG had approximately 101,400 employees and reported revenue of €29.469 billion in fiscal 2011. In fiscal 2011 we derived 31% of our revenues in Germany. During fiscal 2011, Siemens initiated a change in the organizational structure of the Sectors which became effective October 1, 2011. Beginning with fiscal 2012, Siemens formed a fourth Sector, Infrastructure & Cities, in order to benefit from the growth of urban centers and the demand for infrastructure solutions.

The Siemens Sectors are global entrepreneurs and have end-to-end business responsibility worldwide. Siemens AG holds 216 legal entities, including non-controlling interests.

Siemens AG and its results also comprise the corporate headquarter functions of Siemens, including the units responsible for corporate development, finance and controlling, communications, government affairs, human resources, legal and compliance, technology, information technology, data protection, security office, supply chain management and the sustainability office.

The operating environment for Siemens AG is largely the same as for the Siemens Group and is described in detail in ▷ *C.1.6 Economic environment.*

C.13.2 Orders and revenue

Revenue increased 4% year-over-year, to €29.469 billion. This increase was due primarily to the recovering environment for Siemens businesses, particularly in the Industry Sector.

	Year ended September 30,	
(in millions of €)	2011	2010
Industry	15,168	13,606
Energy	10,031	9,866
Healthcare	4,179	3,938
Siemens IT Solutions and Services	–	1,208
Siemens Real Estate	980	889
Less internal revenue	(889)	(1,293)
	29,469	28,214

Customers in Germany accounted for 31% of revenue, the same proportion as in fiscal 2010. Exports accounted for 69% in both fiscal years. The reporting region comprising Europe (excluding Germany), C.I.S., Africa and Middle East accounted for 40% of total revenue in fiscal 2011, compared to 39% in fiscal 2010. The Asia, Australia region accounted for 20% of total revenue in fiscal 2011, compared to 21% in fiscal 2010. The Americas region accounted for 9% of total revenue in both fiscal years.

In fiscal 2011, **new orders** for Siemens AG amounted to €38.3 billion, a substantial increase of 39% from €27.5 billion in fiscal 2010.

C.13.3 Results of operations

Condensed Statement of Income of Siemens AG

(in millions of €)	Year ended September 30, 2011	2010
Revenue	**29,469**	28,214
Cost of sales	(21,016)	(20,910)
Gross profit	**8,453**	7,304
Research and development expenses	(2,759)	(2,351)
Marketing, selling and general administrative expenses	(3,643)	(3,731)
Other operating income (expense), net	(698)	70
Financial income, net *thereof income from investments 1,995 (prior year 3,596)*	1,920	2,992
Result from ordinary operations	**3,273**	4,284
Extraordinary result	229	(1,652)
Income taxes	(717)	(71)
Net income	**2,785**	2,561
Profit carryforward	112	75
Allocation to other retained earnings	(154)	(168)
Unappropriated net income	**2,743**	2,468

Gross profit increased 16% to €8.453 billion and gross profit margin climbed from 26% to 29%. This increase was driven mainly by a strong increase in the Industry Sector, with particularly strong increases at Industry Automation and Drive Technologies due to high capacity utilization. Gross profit rose in Energy Sector compared to the prior fiscal year, driven by a strong operating performance at Power Transmission. The overall increase was partly offset by effects of the Healthcare Sector driven by negative impacts related to the particle therapy business.

Research and development expenses (R&D) increased significantly, rising 17% to €2.759 billion and increasing as a percentage from revenue from 8% to 9%. For comparison, the Sectors managed R&D spending more conservatively during fiscal 2010, when revenue and profit development were more strongly influenced by the economic downturn. For additional information see ▷ *C.1.4.1 Research and development*.

Other operating income declined 21% to €1.202 billion. This decrease was due primarily to effects from fiscal 2010 and was mainly the result of a reduction of €234 million in the indirect pension obligation to Siemens Pensionsfonds AG. In addition, the prior year included gains from settlement agreements with former Managing Board and Supervisory Board members in conjunction with compliance matters, including Siemens' directors and officers insurance of €84 million; as well as €40 million related to the recovery of funds frozen by authorities. Operating income in the current year benefited from €46 million related to a settlement of legal matters in connection with portfolio activities and €45 million gains on the sale of real estate.

Other operating expenses increased 30% year-over-year, to €1.900 billion, mainly as a result of current-year charges related to indirect pension obligations to Siemens Pensionsfonds AG amounting to €367 million.

Financial income, net was €1.920 billion, down from €2.992 billion. The main factor in the change was lower income from investments. Other financial income was €575 million higher compared to the prior year, while net interest income came in €46 million lower.

Income from investments decreased 45% year-over-year, to €1.995 billion due primarily to lower dividends from Siemens Beteiligungsverwaltung GmbH & Co. OHG, which was €450 million compared to €1.385 billion in fiscal 2010 and from Siemens Ltd., China, which was €0 million compared to €472 million in fiscal 2010. In the current period, Siemens Beteiligungen USA GmbH contributed €700 million to income from investments within a profit transfer agreement compared to €0 million in fiscal 2010.

Net other financial income improved from a loss of €747 million to a loss of €172 million as a result of higher income from the realization of currency derivatives of €553 million, a positive effect of €273 million related to lower provisions for derivatives, and growth in dividend income from fund shares of €245 million. These positive effects were partly offset by an impairment of shares in investment funds of €411 million and by a write-down of a subsidiary loan of €133 million.

Extraordinary result swung from €(1.652) billion a year ago to a €229 million in fiscal 2011. The improvement was due to a gain of €1.500 billion from the disposal of Siemens' share in the joint venture Areva NP S.A.S., partly offset by a payment of €682 million to Areva S.A. resulting from an adverse arbitration ruling related to Siemens' exit from the joint venture. In fiscal 2010, Siemens AG recognized a provision for contingent losses of €781 million expected to arise from the sale of the

Siemens IT Solutions and Services business. At the beginning of fiscal 2011, Siemens' IT Solutions and Services business was transferred to a separately established legal entity, Siemens IT Solutions and Services GmbH. Also in fiscal 2011, Siemens AG realized a gain by selling investments to Siemens IT Solutions and Services GmbH. Siemens IT Solutions and Services GmbH was sold to Atos S.A. (AtoS), France, on July 1, 2011. Siemens AG entered into several contractual commitments with AtoS. In fiscal 2011 the total effect resulting from these amounted to €589 million and was recognized in extraordinary expenses.

In fiscal 2010, extraordinary result included the above mentioned provision of €781 million and expenses of €336 million relating to staff reduction measures in connection with strategic reorientation and establishing of Siemens IT Services and Solutions as a separate legal entity. Extraordinary results in the prior year also included effects totaling €(535) million from first-time adoption of the provisions of the German Accounting Law Modernization Act (BilMoG).

Income taxes increased in fiscal 2011 from €71 million to €717 million. In contrast to the prior year, current income taxes do not include material tax refunds for prior years. In addition an adjustment to transfer price reserves were included in 2011. Within a €252 million change in deferred tax expense, the main factors related to valuation differences in the provisions for contingent losses and the derecognition of deferred tax assets of OSRAM AG due to the cancellation of the profit and loss transfer agreement as of October 1, 2011.

C.13.4 Net assets and financial position

Compared to September 30, 2010, the balance sheet total increased 12% to €66.990 billion.

Condensed Statement of Financial Position of Siemens AG

(in millions of €)	September 30, 2011	2010
Assets		
Non-current assets		
Intangible and tangible assets	2,331	2,362
Financial assets	39,637	36,364
	41,968	**38,726**
Current assets		
Receivables and other assets	18,586	11,282
Marketable securities	1,350	1
Cash and cash equivalents	1,484	6,125
	21,420	**17,408**
Prepaid expenses	**77**	**52**
Deferred tax assets	**3,490**	**3,734**
Active difference resulting from offsetting	**35**	**30**
Total assets	**66,990**	**59,950**
Liabilities and equity		
Equity	**20,658**	**19,848**
Special reserve with an equity portion	**790**	**803**
Accruals and provisions		
Pension plans and similar commitments	9,888	9,547
Other provisions	8,036	7,654
	17,924	**17,201**
Liabilities		
Liabilities to banks	116	38
Advanced payments received	1,842	2,354
Trade payables, liabilities to affiliated companies and other liabilities	25,369	19,438
	27,327	**21,830**
Deferred income	**291**	**268**
Total liabilities and equity	**66,990**	**59,950**

Financial assets increased 9% year-over-year, to €39.637 billion. This was primarily caused by the purchases of additional shares, amounting to €986 million, in order to increase Siemens' stake in its publicly listed subsidiary Siemens Ltd., India, from about 55% to 75%. Other increases included €830

million related to the purchase of Siemens Medical Solutions Diagnostics Europe Limited, Ireland, from a Group holding; a €698 million capital increase to OSRAM AG; €154 million related to converting a shareholder loan to NSN into preferred shares; and €290 million related to new capital provided to NSN in exchange for preferred shares.

Receivables and other assets increased 65% to €18.586 billion due primarily to receivables from affiliated companies as a result of intra-group financing activities.

Marketable securities increased from €1 million to €1.350 billion. This increase includes investments in commercial papers of €1.349 billion.

Cash and cash equivalents decreased 76% to €1.484 billion as a result mainly of the dividend of €2.356 billion we paid to shareholders for fiscal 2010; purchase of additional shares from shareholders of Siemens Ltd, India, of €986 million; investments in commercial papers of €1.349 billion (see marketable securities) and redemption of a bond of €2.000 billion. These were partly offset by strong operating performances in the Sectors and cash inflows in connection with the sale of Areva NP S.A.S.

Equity increased from €19.848 billion to €20.658 billion. This increase was caused by the profit for the year of €2.785 billion and the issuance of treasury stock in conjunction with our share-based compensation program of €381 million, which was partly offset by dividends paid for fiscal 2010 amounting to €2.356 billion. The equity ratio at September 30, 2011 was 30.8% (2010: 33.1%).

Provision for pension and other obligation increased from €9.547 billion to €9.888 billion, principally because of additions relating to interest costs and past service costs.

Other provisions increased from €7.654 billion to €8.036 billion. The year-over-year increase resulted primarily from additions to tax provisions of €438 million and additional provisions for operating expenses of €454 million. Furthermore, in fiscal 2011, Healthcare reevaluated the commercial feasibility of its particle therapy venture and as a result, shifted the focus of certain particle therapy projects primarily to research. This led to provisions of €375 million. These factors were partly offset by the usage of the provision of €781 million mentioned above for the contingent losses on the sale of Siemens IT Solutions and Services.

Trade payables, liabilities to affiliated companies and other liabilities increased 31% to €25.369 billion due primarily to liabilities to affiliated companies as a result of intra-group financing activities.

C.13.5 Dividend

Siemens AG as the parent company of the Siemens Group recorded unappropriated net income under the accounting principles of the German Commercial Code of €2.743 billion for fiscal 2011 compared to €2.468 billion for the previous year.

At the Annual Shareholders' Meeting, scheduled for January 24, 2012, the Supervisory Board and the Managing Board will submit the proposal to allocate the unappropriated net income of Siemens AG for the fiscal year ended September 30, 2011 to distribute a dividend of €3.00 on each no-par value share entitled to dividend for fiscal year 2011, and the remaining amount to be carried forward. The prior-year dividend was €2.70 per share.

C.13.6 Use of financial instruments

Siemens AG carries out a central role within the Siemens Group in the management of financial market risks. As part of the Company's risk management program, a variety of derivative financial instruments is used to reduce risks resulting primarily from fluctuations in foreign currency exchange rates, interest rates and commodity prices.

The Company manages its risks associated with fluctuations in foreign currency denominated assets, liabilities, firm commitments and forecast transactions primarily through a Company-wide portfolio approach. The derivative financial instruments used primarily are foreign currency exchange contracts, combined interest / currency swaps and options.

In the context of the group-wide management of interest rate risk, Siemens AG uses various interest rate hedging instruments such as interest rate swaps, combined interest / currency swaps, interest rate options, interest rate futures as well as caps and floors. The purpose of these instruments is predominantly to hedge against the risk of interest rate changes affecting financial liabilities of the Group issued via foreign subsidiaries of Siemens AG, and to optimize net interest income / expense and interest rate risk relative to a benchmark, respectively.

To a lesser extent, derivative financial instruments are also used within Siemens AG to hedge commodity price risk arising in connection with procurement transactions. The instruments used for commodity hedging include forward contracts (i.e.commodity swaps) and options.

C.13.7 Research and development

Most of the research and development expenditure was concentrated in the Sectors Industry, Energy and Healthcare. The Industry Sector spent €1.321 billion with an R&D ratio of 9%, compared to €1.129 billion and 8%, respectively. The Energy Sector invested €673 million with an R&D ratio of 7%, compared to €464 million and 5%, respectively. The Healthcare Sector invested €569 million with an R&D ratio of 14%, nearly unchanged from €549 million and 14%, respectively. Corporate Technology, our central research department, also accounted for R&D expenses. In fiscal 2011 we were involved in numerous cooperative projects with universities, research institutes, and partners in industry, as well as in publicly funded programs such as those of the European Union and the German Federal Ministry of Education and Research.

For additional information see ▷ *C.1.4.1 Research and development.*

On an average basis, we employed 11,100 people in R&D in fiscal 2011 compared to 10,500 in fiscal 2010.

C.13.8 Employees

The number of employees as of the balance sheet date was 103,624 compared to 104,050 in fiscal 2010. The Sectors recruited approximately 6,000 new employees, while approximately 8,000 employees left in connection with the divestment of Siemens IT Solutions and Services.

Employees of Siemens AG as of September 30, 2011
(in thousands)



Industry:
55 (53%)
Energy:
29 (28%)
Healthcare:
10 (9%)
Other: 9 (8%)
Siemens Real
Estate: 2 (2%)

Our employees are an important factor for the success of our Company. We therefore aim to attract, develop and retain the best and brightest employees. Our sustainable human resources policy focuses on diversity, learning and continuing education, supporting a high performance culture, and occupational health and safety. Fair-minded collaboration among company management, employees and employee representatives plays a central role at Siemens AG.

	Year ended September 30,	
	2011	2010
Employee fluctuation rate[1]	3.8%	4.0%
Proportion of women (percentage of employees in management positions)	10.4%	10.0%
Expenses for continuing education (in millions of €)[2]	86	90
Expenses per employee for continuing education (in €)[2]	848	882

1 Employee fluctuation rate is defined as the ratio of voluntary and involuntary exits from Siemens during the fiscal year to the average number of employees.
2 Without travel expenses.

For additional information see ▷ *C 1.5.3 Employees.*

C.13.9 Report on post-balance sheet date events

In November 2011, NSN announced its strategy to focus its business activities on mobile broadband and services and to initiate restructuring measures aimed at reducing operating expenses and production overheads. These restructuring measures include plans to reduce NSN's global workforce by approximately 17,000. This may affect the carrying amount of our investment.

C.13.10 Risks and opportunities

The business development of Siemens AG is fundamentally subject to the same risks and opportunities as the Siemens Group. Siemens AG generally participates in the risks of its equity investments and subsidiaries in line with its percentage of each holding. For additional information see ▷ *C.8.3 Risks* and ▷ *C.8.4 Opportunities.*

As the parent company of the Siemens Group, Siemens AG is integrated into the group-wide risk management system. For additional information see ▷ *C.8.2 Risk management.*

The description of the internal control system for Siemens AG required by Section 289 (5) HGB is included in ▷ *C.10 Information required pursuant to Section 289 (5) and Section 315 (2) no. 5 of the German Commercial Code (HGB) and explanatory report.*

C.13.11 Outlook

As the parent company of the Siemens Group, we expect to participate in the moderate organic revenue growth which the Group anticipates in coming periods. Our expectation is based in part on our new orders in fiscal 2011 as reported above, which were approximately €9.0 billion higher than revenue. We expect that earnings development for Siemens AG in fiscal 2012 will be influenced significantly by profit impacts related to repositioning activities in certain healthcare businesses, and also by expected ongoing pricing pressure and increasing operating expenses across a number of businesses. Furthermore, earnings development in fiscal years 2012 and 2013 depends to a significant degree on market conditions for the Siemens Group's industrial automation business and parts of its drive technologies business, which are highly sensitive to short-term changes in the economic environment. Additionally, in the next two years we expect that income from investments will significantly influence the profit of Siemens AG.

As part of One Siemens, we established a dividend policy of proposing an annual dividend representing 30% to 50% of net income of the Siemens Group (as presented in ▷ *D.6 Consolidated Financial Statements*), which for these purposes we adjust to exclude selected exceptional non-cash effects. In fiscal 2012 and fiscal 2013 we expect to generate sufficient net income at Siemens AG – supplemented with retained earnings if necessary – to continue implementing this policy.

For information regarding the expected development of the global economy and the markets served by our Sectors, and regarding the assumptions underlying expected development of the Siemens Group, see ▷ *C.8.1 Report on expected developments.*

C.14 Notes and forward-looking statements

New orders and order backlog; adjusted or organic growth rates of revenue and new orders; book-to-bill ratio; Total Sectors profit; return on equity (after tax), or ROE (after tax); return on capital employed (adjusted), or ROCE (adjusted); Free cash flow or FCF; cash conversion rate, or CCR; adjusted EBITDA; adjusted EBIT; adjusted EBITDA margins, earnings effects from purchase price allocation, or PPA effects; net debt and adjusted industrial net debt are or may be non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation as alternatives to measures of Siemens' financial condition, results of operations or cash flows as presented in accordance with IFRS in its Consolidated Financial Statements. Other companies that report or describe similarly titled financial measures may calculate them differently. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens' supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on Siemens' Investor Relations website at *www.siemens.com/nonGAAP*. For additional information, see supplemental financial measures and the related discussion in Siemens' annual report on Form 20-F for fiscal 2011, which can be found on our Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission.

This document contains forward-looking statements and information – that is, statements related to future, not past, events. These statements may be identified by words such as "expects," "looks forward to," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will," "project" or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens' management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens' control, affect Siemens' operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. In particular, Siemens is strongly affected by changes in general economic and business conditions as these directly impact its processes, customers and suppliers. This may negatively impact our revenue development and the realization of greater capacity utilization as a result of growth. Yet due to their diversity, not all of Siemens' businesses are equally affected by changes in economic conditions; considerable differences exist in the timing and magnitude of the effects of such changes. This effect is amplified by the fact that, as a global company, Siemens is active in countries with economies that vary widely in terms of growth rate. Uncertainties arise from, among other things, the risk of customers delaying the conversion of recognized orders into revenue or cancelling recognized orders, of prices declining as a result of adverse market conditions by more than is currently anticipated by Siemens' management or of functional costs increasing in anticipation of growth that is not realized as expected. Other factors that may cause Siemens' results to deviate from expectations include developments in the financial markets, including fluctuations in interest and exchange rates (in particular in relation to the US$, British £ and the currencies of emerging markets such as China, India and Brazil), in commodity and equity prices, in debt prices (credit spreads) and in the value of financial assets generally. Any changes in interest rates or other assumptions used in calculating obligations for pension plans and similar commitments may impact Siemens' defined benefit obligations and the anticipated performance of pension plan assets resulting in unexpected changes in the funded status of Siemens' pension and other post-employment benefit plans. Any increase in market volatility, deterioration in the capital markets, decline in the conditions for the credit business, uncertainty related to the subprime, financial market and liquidity crises, including the sovereign debt crisis in the Eurozone, or fluctuations in the future financial performance of the major industries served by Siemens may have unexpected effects on Siemens' results. Furthermore, Siemens faces risks and uncertainties in connection with: disposing of business activities, certain strategic reorientation measures, including reorganization measures relating to its segments; the performance of its equity interests and strategic alliances; the challenge of integrating major acquisitions, implementing joint ventures and other significant portfolio measures;

the performance, measurement criteria and composition of its Environmental Portfolio; the introduction of competing products or technologies by other companies or market entries by new competitors; changing competitive dynamics (particularly in developing markets); the risk that new products or services will not be accepted by customers targeted by Siemens; changes in business strategy; the interruption of our supply chain, including the inability of third parties to deliver parts, components and services on time resulting for example from natural disasters; the outcome of pending investigations, legal proceedings and actions resulting from the findings of, or related to the subject matter of, such investigations; the potential impact of such investigations and proceedings on Siemens' business, including its relationships with governments and other customers; the potential impact of such matters on Siemens' financial statements, and various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens' other filings with the SEC, which are available on the Siemens website, *www.siemens.com*, and on the SEC's website, *www.sec.gov*. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends to, nor assumes any obligation to, update or revise these forward-looking statements in light of developments which differ from those anticipated.

D. Consolidated Financial Statements

Due to rounding, numbers presented throughout these Consolidated Financial Statements may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

D.1 Consolidated Statements of Income

For the fiscal years ended September 30, 2011 and 2010

(in millions of €, per share amounts in €)	Note	2011	2010
Revenue		73,515	68,978
Cost of goods sold and services rendered		(51,388)	(48,977)
Gross profit		22,127	20,001
Research and development expenses		(3,925)	(3,558)
Marketing, selling and general administrative expenses		(10,297)	(9,666)
Other operating income	6	555	839
Other operating expense	7	(502)	(1,554)
Income (loss) from investments accounted for using the equity method, net	8	147	9
Interest income	9	2,207	2,045
Interest expense	9	(1,716)	(1,759)
Other financial income (expense), net	9	646	(383)
Income from continuing operations before income taxes		**9,242**	**5,974**
Income taxes	10	(2,231)	(1,712)
Income from continuing operations		**7,011**	**4,262**
Income (loss) from discontinued operations, net of income taxes	4	(690)	(194)
Net income		**6,321**	**4,068**
Attributable to:			
Non-controlling interests		176	169
Shareholders of Siemens AG		6,145	3,899
Basic earnings per share	36		
Income from continuing operations		7.82	4.72
Income (loss) from discontinued operations		(0.78)	(0.23)
Net income		**7.04**	**4.49**
Diluted earnings per share	36		
Income from continuing operations		7.73	4.67
Income (loss) from discontinued operations		(0.77)	(0.23)
Net income		**6.96**	**4.44**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

D.2 Consolidated Statements of Comprehensive Income

For the fiscal years ended September 30, 2011 and 2010

(in millions of €)	Note	2011	2010
Net income		**6,321**	4,068
Currency translation differences		**129**	1,220
Available-for-sale financial assets	11	**(59)**	19
Derivative financial instruments	31/32	**(121)**	(149)
Actuarial gains and losses on pension plans and similar commitments	24	**(65)**	(2,054)
Other comprehensive income, net of tax[1]		**(116)**	**(964)**
Total comprehensive income		**6,205**	**3,104**
Attributable to:			
Non-controlling interests		**169**	212
Shareholders of Siemens AG		**6,036**	2,892

1 Includes income (expense) resulting from investments accounted for using the equity method of €8 million and €24 million, respectively, for the fiscal years ended September 30, 2011 and 2010.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

D.3 Consolidated Statements of Financial Position

As of September 30, 2011 and 2010

(in millions of €)	Note	09/30/2011	09/30/2010
Assets			
Current assets			
Cash and cash equivalents		**12,468**	14,108
Available-for-sale financial assets	11	**477**	246
Trade and other receivables	12	**14,847**	15,502
Other current financial assets	13	**2,899**	2,610
Inventories	14	**15,143**	14,950
Income tax receivables		**798**	790
Other current assets	15	**1,264**	1,258
Assets classified as held for disposal	4	**4,917**	715
Total current assets		**52,813**	**50,179**
Goodwill	16	**15,706**	15,763
Other intangible assets	17	**4,444**	4,969
Property, plant and equipment	18	**10,477**	11,748
Investments accounted for using the equity method	19	**4,966**	4,724
Other financial assets	20	**11,855**	10,765
Deferred tax assets	10	**3,206**	3,940
Other assets		**776**	739
Total assets		**104,243**	**102,827**
Liabilities and equity			
Current liabilities			
Short-term debt and current maturities of long-term debt	23	**3,660**	2,416
Trade payables		**7,677**	7,899
Other current financial liabilities	21	**2,247**	1,401
Current provisions	25	**5,168**	5,138
Income tax payables		**2,032**	1,816
Other current liabilities	22	**21,020**	21,794
Liabilities associated with assets classified as held for disposal	4	**1,756**	146
Total current liabilities		**43,560**	**40,610**
Long-term debt	23	**14,280**	17,497
Pension plans and similar commitments	24	**7,307**	8,464
Deferred tax liabilities	10	**595**	577
Provisions	25	**3,654**	3,332
Other financial liabilities		**824**	971
Other liabilities	26	**1,867**	2,280
Total liabilities		**72,087**	**73,731**
Equity	27		
Common stock, no par value[1]		**2,743**	2,743
Additional paid-in capital		**6,011**	5,986
Retained earnings		**25,881**	22,998
Other components of equity		**(68)**	(8)
Treasury shares, at cost[2]		**(3,037)**	(3,373)
Total equity attributable to shareholders of Siemens AG		**31,530**	**28,346**
Non-controlling interests		**626**	750
Total equity		**32,156**	**29,096**
Total liabilities and equity		**104,243**	**102,827**

1 Authorized: 1,117,803,421 and 1,111,513,421 shares, respectively. Issued: 914,203,421 and 914,203,421 shares, respectively.
2 39,952,074 and 44,366,416 shares, respectively.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

D.4 Consolidated Statements of Cash Flow

For the fiscal years ended September 30, 2011 and 2010

(in millions of €)	Note	2011	2010
Cash flows from operating activities			
Income from continuing operations		7,011	4,262
Adjustments to reconcile net income to cash provided			
Amortization, depreciation and impairments[1]		2,638	3,743
Income taxes		2,231	1,712
Interest (income) expense, net		(491)	(286)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net		(209)	(261)
(Gains) losses on sales of investments, net[2]		(1,019)	(72)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net		(1)	13
(Income) losses from investments[2]		21	54
Other non-cash (income) expenses		70	(57)
Change in current assets and liabilities			
(Increase) decrease in inventories		(1,135)	54
(Increase) decrease in trade and other receivables		(609)	(53)
(Increase) decrease in other current assets		(428)	(155)
Increase (decrease) in trade payables		668	(15)
Increase (decrease) in current provisions		56	551
Increase (decrease) in other current liabilities		748	997
Change in other assets and liabilities		(350)	(206)
Additions to assets held for rental in operating leases		(582)	(622)
Income taxes paid		(1,617)	(1,877)
Dividends received		267	529
Interest received		787	686
Net cash provided by (used in) operating activities – continuing operations		**8,056**	**8,997**
Net cash provided by (used in) operating activities – discontinued operations		(289)	352
Net cash provided by (used in) operating activities – continuing and discontinued operations		**7,767**	**9,349**
Cash flows from investing activities			
Additions to intangible assets and property, plant and equipment		(2,171)	(1,954)
Acquisitions, net of cash acquired		(300)	(434)
Purchases of investments[2]		(889)	(398)
Purchases of current available-for-sale financial assets		(102)	(138)
(Increase) decrease in receivables from financing activities		(1,770)	(192)
Proceeds and (payments) from sales of investments, intangibles and property, plant and equipment[2]		2,108	585
Proceeds and (payments) from disposals of businesses		177	172
Proceeds from sales of current available-for-sale financial assets		38	44
Net cash provided by (used in) investing activities – continuing operations		**(2,909)**	**(2,315)**
Net cash provided by (used in) investing activities – discontinued operations		(1,135)	(532)
Net cash provided by (used in) investing activities – continuing and discontinued operations		**(4,044)**	**(2,847)**
Cash flows from financing activities			
Proceeds from re-issuance of treasury stock and proceeds (payments) relating to other transactions with owners		(764)	147
Proceeds from issuance of long-term debt	23	113	–
Repayment of long-term debt (including current maturities of long-term debt)		(2,046)	(45)
Change in short-term debt and other financing activities		227	(725)
Interest paid		(475)	(437)
Dividends paid	27	(2,356)	(1,388)
Dividends paid to non-controlling interest holders		(158)	(191)
Financing discontinued operations[3]		(1,408)	(187)
Net cash provided by (used in) financing activities – continuing operations		**(6,867)**	**(2,826)**
Net cash provided by (used in) financing activities – discontinued operations		1,424	180
Net cash provided by (used in) financing activities – continuing and discontinued operations		**(5,443)**	**(2,646)**
Effect of exchange rates on cash and cash equivalents		5	167
Net increase (decrease) in cash and cash equivalents		(1,715)	4,023
Cash and cash equivalents at beginning of period		14,227	10,204
Cash and cash equivalents at end of period		12,512	14,227
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period		44	119
Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)		**12,468**	**14,108**

1 Amortization, depreciation and impairments, in fiscal 2010, include €1,145 million related to the goodwill impairment at Healthcare's Diagnostics Division.
2 Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of investments includes certain loans to Investments accounted for using the equity method.
3 Discontinued operations are financed principally through Corporate Treasury. The item Financing discontinued operations includes these intercompany financing transactions.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

D.5 Consolidated Statements of Changes in Equity

For the fiscal years ended September 30, 2011 and 2010

(in millions of €)	Common stock	Additional paid-in capital	Retained earnings	
Balance at October 1, 2009	2,743	5,946	22,646	
Net income	–	–	3,899	
Other comprehensive income, net of tax	–	–	(2,053)[1]	
Dividends	–	–	(1,388)	
Share-based payment	–	60	(19)	
Re-issuance of treasury stock	–	(20)	–	
Other changes in equity	–	–	(87)	
Balance at September 30, 2010	**2,743**	**5,986**	**22,998**	
Balance at October 1, 2010	**2,743**	**5,986**	**22,998**	
Net income	**–**	**–**	**6,145**	
Other comprehensive income, net of tax	**–**	**–**	**(66)[1]**	
Dividends	**–**	**–**	**(2,356)**	
Share-based payment	**–**	**(3)**	**(17)**	
Re-issuance of treasury stock	**–**	**28**	**–**	
Tansactions with non-controlling interests[3]	**–**	**–**	**(835)**	
Other changes in equity	**–**	**–**	**12**	
Balance at September 30, 2011	**2,743**	**6,011**	**25,881**	

1 Retained earnings includes actuarial gains and losses on pension plans and similar commitments of €(66) million and €(2,053) million, respectively, in the fiscal years ended September 30, 2011 and 2010.
2 In fiscal years ended September 30, 2011 and 2010, Other comprehensive income, net of tax, includes non-controlling interests of €1 million and €(1) million relating to Actuarial gains and losses on pension plans and similar commitments, €(5) million and €44 million relating to Currency translation differences, €– million and €– million relating to Available-for-sale financial assets and €(3) million and €– million relating to Derivative financial instruments.
3 Includes the acquisition of additional subsidiary shares in Siemens Ltd., India.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Total comprehensive income							
Other components of equity							
Currency translation differences	Available-for-sale financial assets	Derivative financial instruments	Total	Treasury shares at cost	Total equity attributable to shareholders of Siemens AG	Non-controlling interests	Total equity
(1,294)	76	161	21,589	(3,632)	26,646	641	27,287
–	–	–	3,899	–	3,899	169	4,068
1,176	19	(149)	(1,007)	–	(1,007)	43	(964)[2]
–	–	–	(1,388)	–	(1,388)	(183)	(1,571)
–	–	–	(19)	–	41	–	41
–	–	–	–	259	239	–	239
3	–	–	(84)	–	(84)	80	(4)
(115)	**95**	**12**	**22,990**	**(3,373)**	**28,346**	**750**	**29,096**
(115)	95	12	22,990	(3,373)	28,346	750	29,096
–	–	–	6,145	–	6,145	176	6,321
134	(59)	(118)	(109)	–	(109)	(7)	(116)[2]
–	–	–	(2,356)	–	(2,356)	(165)	(2,521)
–	–	–	(17)	–	(20)	–	(20)
–	–	–	–	336	364	–	364
(17)	–	–	(852)	–	(852)	(122)	(974)
–	–	–	12	–	12	(6)	6
2	**36**	**(106)**	**25,813**	**(3,037)**	**31,530**	**626**	**32,156**

Segment information (continuing operations)

As of and for the fiscal years ended September 30, 2011 and 2010

(in millions of €)	New orders[1]		External revenue		Intersegment revenue		Total revenue	
	2011	2010	2011	2010	2011	2010	2011	2010
Sectors								
Industry	37,594	30,243	31,635	29,093	1,306	1,109	32,941	30,203
Energy	34,765	30,122	27,285	25,205	322	315	27,607	25,520
Healthcare	13,116	12,872	12,463	12,281	54	83	12,517	12,364
Total Sectors	**85,476**	**73,237**	**71,382**	**66,579**	**1,682**	**1,508**	**73,064**	**68,087**
Equity Investments	–	–	–	–	–	–	–	–
Financial Services (SFS)	961	787	908	724	54	63	961	787
Reconciliation to Consolidated Financial Statements								
Centrally managed portfolio activities	473	760	510	666	10	30	520	696
Siemens Real Estate (SRE)[6]	2,204	1,941	415	490	1,792	1,438	2,207	1,928
Corporate items and pensions	449	606	300	519	151	137	451	656
Eliminations, Corporate Treasury and other reconciling items	(3,982)	(3,275)	–	–	(3,689)	(3,176)	(3,689)	(3,176)
Siemens	**85,582**	**74,055**	**73,515**	**68,978**	–	–	**73,515**	**68,978**

1 This supplementary information on New orders is provided on a voluntary basis. It is not part of the Consolidated Financial Statements subject to the audit opinion.
2 Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.
3 Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities other than tax liabilities. Assets of SFS and SRE is Total assets.
4 Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.
5 Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.
6 As of September 30, 2010, Total assets of SRE amounts to €4,554 million after netting of certain intercompany finance receivables with certain intercompany finance liabilities.

Due to rounding, numbers presented may not add up precisely to totals provided.

	Profit[2]		Assets[3]		Free cash flow[4]		Additions to intangible assets and property, plant and equipment		Amortization, depreciation and impairments[5]	
	2011	2010	09/30/2011	09/30/2010	2011	2010	2011	2010	2011	2010
	3,618	2,658	7,904	7,823	3,475	3,208	676	565	786	784
	4,141	3,361	1,257	805	2,937	4,322	634	579	525	447
	1,334	653	11,264	11,952	1,887	2,296	284	328	645	709
	9,093	**6,673**	**20,425**	**20,580**	**8,299**	**9,826**	**1,594**	**1,472**	**1,956**	**1,940**
	(26)	(191)	3,382	3,319	116	402	–	–	–	–
	428	443	14,602	12,506	344	330	60	95	265	334
	(40)	(169)	(397)	(457)	(86)	(155)	6	16	7	12
	150	250	4,974	5,067	(240)	9	453	328	272	296
	(273)	(702)	(9,141)	(9,644)	(1,168)	(1,069)	62	57	60	74
	(90)	(331)	70,398	71,455	(1,381)	(2,300)	(4)	(13)	(50)	(59)
	9,242	**5,974**	**104,243**	**102,827**	**5,885**	**7,043**	**2,171**	**1,954**	**2,510**	**2,598**

1 – Basis of presentation

The accompanying Consolidated Financial Statements present the operations of Siemens AG with registered offices in Berlin and Munich, Germany, and its subsidiaries (the Company or Siemens). They have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union as well as with the additional requirements as set forth in Section 315a (1) of the German Commercial Code (HGB). The financial statements are also in accordance with IFRS as issued by the International Accounting Standards Board (IASB). Certain pronouncements have been early adopted, see ▷ Note 2 Summary of significant accounting policies – recently adopted accounting pronouncements.

Consolidated Financial Statements and Management's discussion and analysis as of September 30, 2011 and 2010, prepared in accordance with Section 315a (1) of the HGB are being filed with and published in the German Electronic Federal Gazette (elektronischer Bundesanzeiger).

Siemens prepares and reports its Consolidated Financial Statements in euros (€). Siemens is a German based multinational corporation with a business portfolio of activities predominantly in the field of electronics and electrical engineering, for further information see ▷ Note 37 Segment information.

The Consolidated Financial Statements were authorised for issue by the Managing Board on November 23, 2011. The Consolidated Financial Statements are generally prepared on the historical cost basis, except as stated in ▷ Note 2 Summary of significant accounting policies.

2 – Summary of significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these Consolidated Financial Statements.

Basis of consolidation – The Consolidated Financial Statements include the accounts of Siemens AG and its subsidiaries which are directly or indirectly controlled. Control is generally conveyed by ownership of the majority of voting rights. Additionally, the Company consolidates special purpose entities (SPE's) when, based on the evaluation of the substance of the relationship with Siemens, the Company concludes that it controls the SPE. To determine when the Company should consolidate based on substance, Siemens considers the circumstances listed in SIC-12.10 as additional indicators regarding a relationship in which Siemens controls an SPE. Siemens looks at these SIC-12.10 circumstances as indicators and always privileges an analysis of individual facts and circumstances on a case-by-case basis. Associated companies are recorded in the Consolidated Financial Statements using the equity method of accounting. Companies in which Siemens has joint control are also recorded using the equity method.

Business combinations – Business combinations are accounted for under the acquisition method. Siemens as the acquirer and the acquiree may have a relationship that existed before they contemplated the business combination, referred to as a pre-existing relationship. If the business combination in effect settles a pre-existing relationship, Siemens as the acquirer recognizes a gain or loss for the pre-existing relationship. The cost of an acquisition is measured at the fair value of the assets given and liabilities incurred or assumed at the date of exchange. Any contingent consideration to be transferred by Siemens as the acquirer will be recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability will be recognised either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it will not be remeasured; subsequent settlement is accounted for within equity. Acquisition-related costs are expensed in the period incurred. Identifiable assets acquired and liabilities assumed in a business combination (including contingent liabilities) are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. Uniform accounting policies are applied. Non-controlling interests may be measured at their fair value (full-goodwill-methodology) or at the proportional fair value of assets acquired and liabilities assumed. After initial recognition non-controlling interests may show a deficit balance since both profits and losses are allocated to the shareholders based on their equity interests. In business combinations achieved in stages, any previously held equity interest in the acquiree is remeasured to its acquisition date fair value. If there is no loss of control, transactions with non-controlling interests are accounted for as equity transactions not affecting profit and loss. At the date control is lost, any retained equity interests are re-measured to fair value.

Associated companies and jointly controlled entities – Companies in which Siemens has the ability to exercise significant influence over operating and financial policies (generally through direct or indirect ownership of 20% to 50% of the voting rights) and jointly controlled entities are recorded in the Consolidated Financial Statements using the equity method of accounting and are initially recognized at cost. The following policies equally apply to associated companies and jointly controlled entities. Where necessary, adjustments are made to bring the accounting policies in line with those of Siemens. The excess of Siemens' initial investment in associated companies over Siemens' ownership percentage in the underlying net assets of those companies is attributed to certain fair value adjustments with the remaining portion recognized as goodwill. Goodwill relating to the acquisition of associated companies is included in the carrying amount of the investment and is not amortized but is tested for impairment as part of the overall investment in the associated company. Siemens' share of its associated companies' post-acquisition profits or losses is recognized in the Consolidated Statements of Income, and its share of post-acquisition movements in equity that have not been recognized in the associates' profit or loss is recognized directly in equity. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment in the associated company. When Siemens' share of losses in an associated company equals or exceeds its interest in the associate, Siemens does not recognize further losses, unless it incurs obligations or makes payments on behalf of the associate. The interest in an associate is the carrying amount of the investment in the associate together with any long-term interests that, in substance, form part of Siemens' net investment in the associate. Intercompany results arising from transactions between Siemens and its associated companies are eliminated to the extent of Siemens' interest in the associated company. Siemens determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, Siemens calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value. Upon loss of significant influence over the associate, Siemens measures and recognises any retaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retaining investment and proceeds from disposal is recognised in profit or loss.

Foreign currency translation – The assets, including goodwill, and liabilities of foreign subsidiaries, where the functional currency is other than the euro, are translated using the spot exchange rate at the end of the reporting period, while the Consolidated Statements of Income are translated using average exchange rates during the period. Differences arising from such translations are recognized within equity and reclassified to net income when the gain or loss on disposal of the foreign subsidiary is recognized. The Consolidated Statements of Cash Flow are translated at average exchange rates during the period, whereas cash and cash equivalents are translated at the spot exchange rate at the end of the reporting period.

The exchange rates of the significant currencies of non-euro countries used in the preparation of the Consolidated Financial Statements were as follows:

		Year-end exchange rate €1 quoted into currencies specified below September 30,		Annual average rate €1 quoted into currencies specified below Fiscal year	
Currency	ISO Code	2011	2010	2011	2010
U.S. Dollar	USD	1.350	1.365	1.399	1.358
Chinese Renminbi	CNY	8.633	9.133	9.148	9.226
British Pound	GBP	0.867	0.860	0.871	0.869
Indian Rupee	INR	66.119	61.247	63.181	62.754

Foreign currency transaction – Transactions that are denominated in a currency other than the functional currency of an entity, are recorded at that functional currency applying the spot exchange rate at the date when the underlying transactions are initially recognized. At the end of the reporting period, foreign currency-denominated monetary assets and liabilities are re-valued to functional currency applying the spot exchange rate prevailing at that date. Gains and losses arising from these foreign currency revaluations are recognized in net income. Those foreign currency-denominated transactions which are classified as non-monetary are remeasured using the historical spot exchange rate.

Hyperinflationary accounting – Financial statements of foreign subsidiaries, where the functional currency is the currency of a hyperinflationary economy, are adjusted to reflect changes in general purchasing power. In such instances, all items which are recognized on the Consolidated Statements

of Financial Position and in the Consolidated Statements of Income are translated using the spot exchange rate at the end of the reporting period. Each non-monetary item on the Consolidated Statements of Financial Position which is carried at cost or amortized cost and each transaction in the Consolidated Statements of Income are restated by applying a general price index from the date of acquisition or initial incurrence of these items. The cumulative effects of inflation are recognized in retained earnings at first time adoption or as gains and losses in net income at subsequent periods.

Revenue recognition – Under the condition that persuasive evidence of an arrangement exists revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured, regardless of when the payment is being made. In cases where the inflow of economic benefits is not probable due to customer related credit risks the revenue recognized is subject to the amount of payments irrevocably received. Revenue is measured at the fair value of the consideration received or receivable net of discounts and rebates and excluding taxes or duty. The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods
Revenue from the sale of goods is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, usually on delivery of the goods.

Sales from construction contracts
A construction contract is a contract specifically negotiated for the construction of an asset or a combination of assets that are closely interrelated or interdependent in terms of their design, technology and function or their ultimate purpose or use. When the outcome of a construction contract can be estimated reliably, revenues from construction-type projects are generally recognized under the percentage-of-completion method, based on the percentage of costs to date compared to the total estimated contract costs, contractual milestones or performance. An expected loss on the construction contract is recognized as an expense immediately. When the outcome of a construction contract cannot be estimated reliably (1) revenue is recognized only to the extent contract costs incurred are probable of being recoverable, and (2) contract costs are recognized as an expense in the period in which they are incurred.

When a contract covers a number of assets, the construction of each asset is treated as a separate construction contract when (1) separate proposals have been submitted for each asset, (2) each asset has been subject to separate negotiation and the contractor and the customer have been able to accept or reject that part of the contract relating to each asset, and (3) the costs and revenues of each asset can be identified. A group of contracts, whether with a single customer or with several customers are treated as a single construction contract when (1) the group of contracts is negotiated as a single package, (2) the contracts are so closely interrelated that they are, in effect, part of a single project with an overall profit margin, and (3) the contracts are performed concurrently or in a continuous sequence.

During project execution variation orders by the customer for a change in the scope of the work to be performed under the contract may be received leading to an increase or a decrease in contract revenue. Examples of such variations are changes in the specifications or design of the asset and changes in the duration of the contract.

Rendering of services
Revenues from service transactions are recognized as services are performed. For long-term service contracts, revenues are recognized on a straight-line basis over the term of the contract or, if the performance pattern is other than straight-line, as the services are provided, i.e. generally under the percentage-of-completion method.

Sales from multiple element arrangements
Sales of goods and services as well as software arrangements sometimes involve the provision of multiple elements. In these cases, the Company determines whether the contract or arrangement contains more than one unit of accounting. An arrangement is separated if (1) the delivered element(s) has (have) value to the customer on a stand-alone basis, (2) there is reliable evidence of the fair value of the undelivered element(s) and (3), if the arrangement includes a general right of return relative to the delivered element(s), delivery or performance of the undelivered element(s) is (are) considered probable and substantially in the control of the Company. If all three criteria are fulfilled, the appropriate revenue recognition convention is then applied to each separate unit of accounting. Generally, the total arrangement consideration is allocated to the separate units of accounting based on their relative fair values. The hierarchy of fair value evidence is as follows: (a) sales prices for the component when it is regularly

sold on a stand-alone basis, (b) third-party prices for similar components or, under certain circumstances, (c) cost plus an adequate business-specific profit margin related to the relevant element. By this means, reliable fair values are generally available. However, there might be cases when fair value evidence according to (a) and (b) is not available and the application of the cost plus-method (c) does not create reasonable results because the costs incurred are not an appropriate base for the determination of the fair value of an element. In such cases the residual method is used, if fair value evidence is available for the undelivered but not for one or more of the delivered elements, i.e. the amount allocated to the delivered elements equals the total arrangement consideration less the aggregate fair value of the undelivered elements. If the three separation criteria (1) to (3) are not met, revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered. The amount allocable to the delivered elements is limited to the amount that is not contingent upon delivery of additional elements or meeting other specified performance obligations.

Interest income
Interests are recognized using the effective interest method.

Royalties
Royalties are recognized on an accrual basis in accordance with the substance of the relevant agreement.

Income from lease arrangements
Operating lease income for equipment rentals is recognized on a straight-line basis over the lease term. An arrangement that is not in the legal form of a lease is accounted for as a lease if it is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset. Receivables from finance leases, in which Siemens as lessor transfers substantially all the risks and rewards incidental to ownership to the customer are recognized at an amount equal to the net investment in the lease. Finance income is subsequently recognized based on a pattern reflecting a constant periodic rate of return on the net investment using the effective interest method. A selling profit component on manufacturing leases is recognized based on the policies for outright sales. Profit from sale and leaseback transactions is recognized immediately if significant risks and rewards of ownership have passed to the buyer, the leaseback results in an operating lease and the transaction is established at fair value.

Dividends
Dividends are recognized when the right to receive payment is established.

Functional costs – In general, operating expenses by types are assigned to the functions following the functional area of the corresponding profit and cost centers. Expenses relating to cross-functional initiatives or projects are assigned to the respective functional costs based on an appropriate allocation principle. For additional information on amortization see ▷ *Note 17 Other intangible assets*, on depreciation see ▷ *Note 18 Property, plant and equipment* and on employee benefit expense see ▷ *Note 35 Personnel costs*.

Government grants – Government grants are recognized when there is reasonable assurance that the conditions attached to the grants are complied with and the grants will be received. Grants awarded for the purchase or the production of fixed assets (grants related to assets) are generally offset against the acquisition or production costs of the respective assets and reduce future depreciations accordingly. Grants awarded for other than non-current assets (grants related to income) are reported in the Consolidated Statements of Income under the same functional area as the corresponding expenses. They are recognized as income over the periods necessary to match them on a systematic basis to the costs that are intended to be compensated. Government grants for future expenses are recorded as deferred income.

Product-related expenses and losses from onerous contracts – Provisions for estimated costs related to product warranties are recorded in line item Cost of goods sold and services rendered at the time the related sale is recognized, and are established on an individual basis, except for the standard product business. The estimates reflect historic experience of warranty costs, as well as information regarding product failure experienced during construction, installation or testing of products. In the case of new products, expert opinions and industry data are also taken into consideration in estimating product warranty provisions. Expected losses from onerous contracts are recognized in the period when the current estimate of total contract costs exceeds contract revenue.

Research and development costs – Costs of research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are expensed as incurred.

Costs for development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if (1) development costs can be measured reliably, the product or process is (2) technically and (3) commercially feasible, (4) future economic benefits are probable and (5) Siemens intends, and (6) has sufficient resources, to complete development and to use or sell the asset. The costs capitalized include the cost of materials, direct labour and other directly attributable expenditure that serves to prepare the asset for use. Such capitalized costs are included in line item Other intangible assets as other internally generated intangible assets, see ▷ Note 17 Other intangible assets. Other development costs are expensed as incurred. Capitalized development costs are stated at cost less accumulated amortization and impairment losses with an amortization period of generally three to five years.

Government grants for research and development activities are offset against research and development costs. They are recognized as income over the periods in which the research and development costs incur that are to be compensated. Government grants for future research and development costs are recorded as deferred income.

Earnings per share – Basic earnings per share is computed by dividing income from continuing operations, income from discontinued operations and net income, all attributable to ordinary shareholders of Siemens AG by the weighted average number of shares outstanding during the year. Diluted earnings per share are calculated by assuming conversion or exercise of all potentially dilutive securities and share-based payment plans.

Goodwill – Goodwill is not amortized, but instead tested for impairment annually, as well as whenever there are events or changes in circumstances (triggering events) which suggest that the carrying amount may not be recoverable. Goodwill is carried at cost less accumulated impairment losses.

The goodwill impairment test is performed at the level of a cash-generating unit represented by a Division or equivalent, which is the lowest level at which goodwill is monitored for internal management purposes.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash-generating unit that is expected to benefit from the synergies of the business combination. If the carrying amount of the cash-generating unit, to which the goodwill is allocated, exceeds its recoverable amount, an impairment loss on goodwill allocated to this cash-generating unit is recognised. The recoverable amount is the higher of the cash-generating unit's fair value less costs to sell and its value in use. If either of these amounts exceeds the carrying amount, it is not always necessary to determine both amounts. Siemens determines the recoverable amount of a cash-generating unit based on its fair value less costs to sell. These values are generally determined based on discounted cash flow calculations. Impairment losses on goodwill are not reversed in future periods if the recoverable amount exceeds the carrying amount of the cash-generating unit to which the goodwill is allocated; see ▷ Note 16 Goodwill for further information.

Other intangible assets – Other intangible assets consist of software and other internally generated intangible assets, patents, licenses and similar rights. The Company amortizes intangible assets with finite useful lives on a straight-line basis over their respective estimated useful lives to their estimated residual values. Estimated useful lives for software, patents, licenses and other similar rights generally range from three to five years, except for intangible assets with finite useful lives acquired in business combinations. Intangible assets acquired in business combinations primarily consist of customer relationships and technology. Weighted average useful lives in specific acquisitions ranged from nine to twenty-two years for customer relationships and from seven to twelve years for technology. Intangible assets which are determined to have indefinite useful lives as well as intangible assets not yet available for use are not amortized, but instead tested for impairment at least annually.

Property, plant and equipment – Property, plant and equipment is valued at cost less accumulated depreciation and impairment losses. This also applies to property classified as investment property. Investment property consists of property held either to earn rentals or for capital appreciation or both and not used in production or for administrative purposes. The fair value disclosed for investment property is primarily based on a discounted cash flow approach except for certain cases which are based on appraisal values.

If the costs of certain components of an item of property, plant and equipment are significant in relation to the total cost of the item, they are accounted for and depreciated separately. Depreciation expense is recognized using the straight-

line method. Residual values and useful lives are reviewed annually and, if expectations differ from previous estimates, adjusted accordingly. Costs of construction of qualifying assets, i.e. assets that require a substantial period of time to be ready for its intended use, include capitalized interest, which is amortized over the estimated useful life of the related asset. The following useful lives are assumed:

Factory and office buildings	20 to 50 years
Other buildings	5 to 10 years
Technical machinery & equipment	5 to 10 years
Furniture & office equipment	generally 5 years
Equipment leased to others	generally 3 to 5 years

Impairment of property, plant and equipment and other intangible assets – The Company reviews property, plant and equipment and other intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, intangible assets with indefinite useful lives as well as intangible assets not yet available for use are subject to an annual impairment test. Recoverability of assets is measured by the comparison of the carrying amount of the asset to the recoverable amount, which is the higher of the asset's value in use and its fair value less costs to sell. If assets do not generate cash inflows that are largely independent of those from other assets or groups of assets, the impairment test is not performed at an individual asset level, instead, it is performed at the level of the cash-generating unit the asset belongs to. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets or cash generating unit exceeds their recoverable amount. If the fair value cannot be determined, the assets' value in use is applied as their recoverable amount. The assets' value in use is measured by discounting their estimated future cash flows. If there is an indication that the reasons which caused the impairment no longer exist, Siemens assesses the need to reverse all or a portion of the impairment.

The Company's property, plant and equipment and other intangible assets to be disposed of are recorded at the lower of carrying amount or fair value less costs to sell and depreciation is ceased.

Discontinued operations and non-current assets held for disposal – Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a separate major line of business or geographical area of operations and (2) is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or (3) is a subsidiary acquired exclusively with a view to resale. In the Consolidated Statements of Income, income (loss) from discontinued operations is reported separately from income and expenses from continuing operations; prior periods are presented on a comparable basis. In the Consolidated Statements of Cash Flow, the cash flows from discontinued operations are presented separately from cash flows of continuing operations; prior periods are presented on a comparable basis. The disclosures in the Notes to the Consolidated Financial Statements outside ▷ *Note 4 Acquisitions, dispositions and discontinued operations* that refer to the Consolidated Statements of Income and the Consolidated Statements of Cash Flow generally relate to continuing operations. Siemens reports discontinued operations separately in ▷ *Note 4 Acquisitions, dispositions and discontinued operations*. In order to present the financial effects of a discontinued operation revenues and expenses arising from intragroup transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operation. In any case no profit or loss is recognized for intragroup transactions.

Siemens classifies a non-current asset or a disposal group as held for disposal if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups and its sale must be highly probable. The disclosures in Notes to Consolidated Financial Statements outside ▷ *Note 4 Acquisitions, dispositions and discontinued operations* that refer to the Consolidated Statements of Financial Position generally relate to assets that are not held for disposal. Siemens reports non-current assets or disposal groups held for disposal separately in ▷ *Note 4 Acquisitions, dispositions and discontinued operations*. Non-current assets classified as held for disposal and disposal groups are measured at the lower of their carrying amount and fair value less costs to sell, unless these items presented

in the disposal group are not part of the measurement scope as defined in IFRS 5, Non-current Assets held for Sale and Discontinued Operations.

Income taxes – The Company applies IAS 12 Income taxes. Current taxes are calculated based on the profit (loss) of the fiscal year and in accordance with local tax rules of the tax jurisdiction respectively. Expected and executed additional tax payments respectively tax refunds for prior years are also taken into account. Under the liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the income statement, unless related to items directly recognized in equity, in the period the new laws are enacted or substantively enacted. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilized.

Inventories – Inventories are valued at the lower of acquisition or production costs and net realizable value, costs being generally determined on the basis of an average or first-in, first-out method. Production costs comprise direct material and labor and applicable manufacturing overheads, including depreciation charges. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Defined benefit plans – Siemens measures the entitlements of the defined benefit plans by applying the projected unit credit method. The approach reflects an actuarially calculated net present value of the future benefit entitlement for services already rendered. In determining the net present value of the future benefit entitlement for service already rendered (Defined Benefit Obligation (DBO)), Siemens considers future compensation and benefit increases, because the employee's final benefit entitlement at regular retirement age depends on future compensation or benefit increases. For post-employment healthcare benefits, Siemens considers health care trends in the actuarial valuations.

For unfunded plans, Siemens recognizes a pension liability equal to the DBO adjusted by unrecognized past service cost. For funded plans, Siemens offsets the fair value of the plan assets with the benefit obligations. Siemens recognizes the net amount, after adjustments for effects relating to unrecognized past service cost and any asset ceiling, in line item Pension plans and similar commitments or in line item Other current assets.

Actuarial gains and losses, resulting for example from an adjustment of the discount rate or from a difference between actual and expected return on plan assets, are recognized by Siemens in the Consolidated Statements of Comprehensive Income in the year in which they occur. Those effects are recorded in full directly in equity, net of tax.

Provisions – A provision is recognized in the Statement of Financial Position when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are recognized at present value by discounting the expected future cash flows at a pretax rate that reflects current market assessments of the time value of money. When a contract becomes onerous, the present obligation under the contract is recognized as a provision and measured at the lower of the expected cost of fulfilling the contract and the expected cost of terminating the contract as far as they exceed the expected economic benefits of the contract. Additions to provisions and reversals are generally recognized in the Consolidated Statements of Income. The present value of legal obligations associated with the retirement of property, plant and equipment (asset retirement obligations) that result from the acquisition, construction, development or normal use of an asset is added to the carrying amount of the related asset. The additional carrying amount is depreciated over the useful life of the related asset. Additions to and reductions from the present value of asset retirement obligations that result from changes in estimates are generally recognized by adjusting the carrying amount of the related asset and provision. If the asset retirement obligation is settled for other than the carrying amount of the liability, the Company recognizes a gain or loss on settlement.

Termination benefits – Termination benefits are recognized in the period incurred and when the amount is reasonably estimable. Termination benefits in accordance with IAS 19, Employee Benefits, are recognized as a liability and an expense when the entity has demonstrably committed itself, through a formal termination plan or otherwise created a valid expectation, to either provide termination benefits as a result of an offer made in order to encourage voluntary redundancy or terminate employment before the normal retirement date.

Financial instruments – A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets of the Company mainly include cash and cash equivalents, available-for-sale financial assets, trade receivables, loans receivable, finance lease receivables and derivative financial instruments with a positive fair value. Cash and cash equivalents are not included within the category available-for-sale financial assets as these financial instruments are not subject to fluctuations in value. Siemens does not make use of the category held to maturity. Financial liabilities of the Company mainly comprise notes and bonds, loans from banks, trade payables, finance lease payables and derivative financial instruments with a negative fair value. Siemens does not make use of the option to designate financial assets or financial liabilities at fair value through profit or loss at inception (Fair Value Option). Based on their nature, financial instruments are classified as financial assets and financial liabilities measured at cost or amortized cost and financial assets and financial liabilities measured at fair value and as receivables from finance leases. For additional information see ▷ *Note 31 Additional disclosures on financial instruments* and ▷ *Note 32 Derivative financial instruments and hedging activities*.

Financial instruments are recognized on the Consolidated Statements of Financial Position when Siemens becomes a party to the contractual obligations of the instrument. Regular way purchases or sales of financial assets, i.e. purchases or sales under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned, are accounted for at the trade date.

Initially, financial instruments are recognized at their fair value. Transaction costs directly attributable to the acquisition or issue of financial instruments are only recognized in determining the carrying amount, if the financial instruments are not measured at fair value through profit or loss. Finance lease receivables are recognized at an amount equal to the net investment in the lease. Subsequently, financial assets and liabilities are measured according to the category – cash and cash equivalents, available-for-sale financial assets, loans and receivables, financial liabilities measured at amortized cost or financial assets and liabilities classified as held for trading – to which they are assigned.

Cash and cash equivalents – The Company considers all highly liquid investments with less than three months maturity from the date of acquisition to be cash equivalents. Cash and cash equivalents are measured at cost.

Available-for-sale financial assets – Investments in equity instruments, debt instruments and fund shares are all classified as available-for-sale financial assets and are measured at fair value, if reliably measurable. Unrealized gains and losses, net of applicable deferred income taxes, are recognized in line item Other comprehensive income, net of tax. Provided that fair value cannot be reliably determined, Siemens measures available-for-sale financial instruments at cost. This applies to equity instruments that do not have a quoted market price in an active market, and decisive parameters cannot be reliably estimated to be used in valuation models for the determination of fair value.

When available-for-sale financial assets incur a decline in fair value below acquisition cost and there is objective evidence that the asset is impaired, the cumulative loss that has been recognized in equity is removed from equity and recognized in the Consolidated Statements of Income. The Company considers all available evidence such as market conditions and prices, investee-specific factors and the duration as well as the extent to which fair value is less than acquisition cost in evaluating potential impairment of its available-for-sale financial assets. The Company considers a decline in fair value as objective evidence of impairment, if the decline exceeds 20% of costs or continues for more than six months. An impairment loss for debt instruments is reversed in subsequent periods, if the reasons for the impairment no longer exist.

Loans and receivables – Financial assets classified as loans and receivables are measured at amortized cost using the effective interest method less any impairment losses. Impairment losses on trade and other receivables are recognized using separate allowance accounts. For additional information regarding the determination of valuation allowances see ▷ *Note 3 Critical accounting estimates*. Loans and receivables bearing no or lower interest rates compared to market rates with a maturity of more than one year are discounted.

Financial liabilities – Siemens measures financial liabilities, except for derivative financial instruments, at amortized cost using the effective interest method.

Derivative financial instruments – Derivative financial instruments, such as foreign currency exchange contracts and interest rate swap contracts, are measured at fair value. Derivative financial instruments are classified as held for trading unless they are designated as hedging instruments, for which hedge accounting is applied. Changes in the fair value of derivative financial instruments are recognized periodically either in net income or, in the case of a cash flow hedge, in line item Other comprehensive income, net of tax (applicable deferred income taxes). Certain derivative instruments embedded in host contracts are also accounted for separately as derivatives.

Fair value hedges – The carrying amount of the hedged item is adjusted by the gain or loss attributable to the hedged risk. Where an unrecognized firm commitment is designated as hedged item, the subsequent cumulative change in its fair value is recognized as a separate financial asset or liability with corresponding gain or loss recognized in net income.

For hedged items carried at amortized cost, the adjustment is amortized until maturity of the hedged item. For hedged firm commitments the initial carrying amount of the assets or liabilities that result from meeting the firm commitments are adjusted to include the cumulative changes in the fair value that were previously recognized as separate financial assets or liabilities.

Cash flow hedges – The effective portion of changes in the fair value of derivative instruments designated as cash flow hedges are recognized in line item Other comprehensive income, net of tax (applicable deferred income taxes), and any ineffective portion is recognized immediately in net income. Amounts accumulated in equity are reclassified into net income in the same periods in which the hedged item affects net income. For additional information see ▷ *Note 32 Derivative financial instruments and hedging activities*.

Share-based payment – IFRS 2, Share-based payment, distinguishes between cash-settled and equity-settled share-based payment transactions. For both types, the fair value is measured at grant date and compensation expense is recognized over the vesting period during which the employees become unconditionally entitled to the awards granted. Cash-settled awards are re-measured at fair value at the end of each reporting period and upon settlement. Siemens uses an option pricing model to determine the fair value of stock options. The fair value of other share-based awards, such as stock awards, matching shares, and shares granted under the Jubilee Share Program, is determined as the market price of Siemens shares, considering dividends during the vesting period the grantees are not entitled to and market conditions and non-vesting conditions, if applicable. See ▷ *Note 34 Share-based payment* for further information on share-based awards.

Prior-year information – The presentation of certain prior-year information has been reclassified to conform to the current year presentation. Specifically, gains from the sale of investments accounted for using the equity method were reclassified to line item Income (loss) from investments accounted for using the equity method amounting to €47 million in fiscal 2010. The fiscal 2010 amounts of trade receivables and trade payables from the sale of goods and services with maturity dates of more than twelve months were reclassified from non-current Other financial assets amounting to €531 million and from non-current Other financial liabilities amounting to €19 million, respectively, to current line items Trade and other receivables and Trade Payables due to its business operations reference. Siemens adjusted prior period information on related party transactions to conform to the current year presentation. In May 2008, the IASB issued a standard for improvements to International Financial Reporting Standards. In the Consolidated Statements of Cash Flow, according to an amendment of IAS 7, Statement of Cash Flows, cash flows to manufacture or acquire assets held for rental and subsequent sale in the course of the ordinary activities are presented as cash flows from operating activities. Previously, cash outflows in the context of operating leases have been presented as cash flows from investing activities.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

In January 2008, the IASB published the revised standards IFRS 3, Business Combinations (IFRS 3 (2008)) and IAS 27, Consolidated and Separate Financial Statements (IAS 27 (2008)) which were endorsed in fiscal 2009. The revised standards are effective for business combinations in annual periods beginning on or after July 1, 2009 and were applied by the Company as of fiscal 2010 including its consequential amendments to IFRS 2, IFRS 7 and IAS 39, Financial Instruments: Recognition and Measurement (IAS 39).

IFRS 3 (2008) reconsiders the application of acquisition accounting for business combinations. Major changes relate to the measurement of non-controlling interests, the accounting for business combinations achieved in stages as well as the treatment of contingent consideration and acquisition-related

costs. Based on the new regulation, non-controlling interests may be measured at their fair value (full-goodwill-methodology) or at the proportional fair value of assets acquired and liabilities assumed. In business combinations achieved in stages, any previously held equity interest in the acquiree is remeasured to its acquisition date fair value. Any changes to contingent consideration classified as a liability at the acquisition date are recognized in profit and loss. Acquisition-related costs are expensed in the period incurred.

Major changes in relation to IAS 27 (2008) relate to the accounting for transactions which do not result in a change of control as well as to those leading to a loss of control. If there is no loss of control, transactions with non-controlling interests are accounted for as equity transactions not affecting profit and loss. At the date control is lost, any retained equity interests are re-measured to fair value. Based on the amended standard, non-controlling interests may show a deficit balance since both profits and losses are allocated to the shareholders based on their equity interests.

In September 2007, the International Accounting Standards Board (IASB) issued IAS 1, Presentation of Financial Statements: A Revised Presentation (IAS 1 revised). IAS 1 revised replaces IAS 1, Presentation of Financial Statements (revised in 2003), as amended in 2005. The revision is aimed at improving users' ability to analyze and compare the information given in financial statements. IAS 1 revised sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The new standard is effective for fiscal periods beginning on or after January 1, 2009. The Company retrospectively applied IAS 1 revised in fiscal 2010 for all periods presented.

In fiscal 2010, the Company also adopted IAS 7, Statements of Cash Flows (retrospectively) and IAS 16, Property, Plant and Equipment in conjunction with the 2008 Improvements to IFRSs as well as IAS 23, Borrowing Costs (as revised 2007).

RECENT ACCOUNTING PRONOUNCEMENTS, NOT YET ADOPTED

The following pronouncements, issued by the IASB, are not yet effective and have not yet been adopted by the Company:

In June 2011, the IASB issued IAS 19, Employee Benefits. The amended IAS 19 eliminates the corridor approach and requires recognition of actuarial gains and losses in line item Other Comprehensive Income. These changes will have no impact on the Company because the Company does not apply the corridor approach and already recognizes changes in actuarial gains and losses in line item Other Comprehensive Income. The amended IAS 19, in addition, replaces the expected return on assets and interest costs on the defined benefit obligation with a single net interest component. Past service costs will be recognized fully in the period of the related plan amendment. The amendments to IAS 19 also change the requirements for termination benefits and include enhanced presentation and disclosure requirements. The standard is effective for annual periods beginning on or after January 1, 2013; early application is permitted. The Company is currently assessing the impact of adopting the amended IAS 19 on the Company's Consolidated Financial Statements and will determine an adoption date.

In May 2011, the IASB published its improvements to the accounting and disclosure requirements for consolidation, off balance sheet activities and joint arrangements by issuing IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities and consequential amendments to IAS 27, Separate Financial Statements (amended 2011) and IAS 28, Investments in Associates and Joint Ventures (amended 2011).

IFRS 10 supersedes the requirements relating to consolidated financial statements in IAS 27, Consolidated and Separate Financial Statements (amended 2008) and also supersedes SIC-12, Consolidation – Special Purpose Entities. IFRS 11 supersedes IAS 31, Interests in Joint Ventures (amended 2008) and SIC-13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 12 replaces disclosure requirements in IAS 27, Consolidated and Separate Financial Statements (amended 2008), IAS 28, Investments in Associates and IAS 31, Interests in Joint Ventures (amended 2008). IFRS 10 builds on existing principles by identifying a comprehensive concept of control as the determining factor in whether an entity should be included within the Consolidated Financial Statements. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Major changes in relation to current guidance might relate to the assessment of control in situations when an investor holds less than a majority of voting rights, however, has the practical ability to direct the relevant activities of the investee unilaterally by other means.

IFRS 11 provides guidance for the accounting of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. IFRS 11 classifies joint arrangements into two types – joint operations and joint ventures: A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. IFRS 11 requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement applicable to the particular assets, liabilities, revenues and expenses. A joint venturer is required to recognize an investment and to account for that investment using the equity method.

IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, structured entities and off balance sheet vehicles. The standard requires an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

IAS 27 (amended 2011) now only contains requirements relating to separate financial statements as a result of the issuance of the new standard IFRS 10.

According to the amendment of IAS 28 an entity shall account for an investment, or a portion of an investment, in an associate or a joint venture as held for sale if it meets the relevant criteria. Any retained portion of an investment in an associate or a joint venture that has not been classified as held for sale shall be accounted for using the equity method until disposal of the portion that is classified as held for sale takes place.

IFRS 10, 11, 12 and the consequential amendments to IAS 27 and IAS 28 are effective for annual periods beginning on or after January 1, 2013. These new or amended standards may be adopted early, but must be adopted as a package, that is, all as of the same date, except that an entity may early adopt the disclosure provisions for IFRS 12 (without adopting the other new standards). The standards are to be applied on a retrospective basis. IFRS 10, 11, 12, and the consequential amendments to IAS 27 and IAS 28 are not endorsed by the European Union yet. The Company is currently assessing the impact of the adoption on the Company's Consolidated Financial Statements and will determine an adoption date.

In May 2011, the IASB issued IFRS 13, Fair Value Measurement. The new standard does not determine if a fair value measurement is applicable for certain assets and liabilities, but merely defines fair value and standardizes disclosure requirements for fair value measurements. The new standard is applicable for annual periods beginning on or after January 1, 2013; early adoption is permitted. IFRS 13 is not endorsed by the European Union yet. Regarding financial instruments, the majority of changes required by IFRS 13 have already been introduced, mainly by amendments to IFRS 7, Financial Instruments: Disclosures. Hence, only a minor impact is expected for financial assets and financial liabilities. The Company is currently assessing the impact of the adoption concerning non-financial assets and liabilities on the Company's Consolidated Financial Statements and will determine an adoption date.

In October 2010, the IASB issued amendments to IFRS 7, Financial Instruments: Disclosures, which enhance the disclosure requirements, hence maintain the derecognition model of IAS 39. The amendments increase the disclosure requirements for transfers of financial assets where the transferor retains continuing involvement in the transferred asset; additional disclosures are required if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period. The amendment is applicable for annual reporting periods beginning on or after July 1, 2011; early adoption is permitted. The Company expects no material impact on the Company's Consolidated Financial Statements as a result of adopting the amendment.

In November 2009, the IASB issued IFRS 9, Financial Instruments. This standard is the first phase of the IASB's three-phase project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 amends the classification and measurement requirements for financial assets, including some hybrid contracts. It uses a single approach to determine whether a financial asset is measured at amortized cost or at fair value, replacing the different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the different impairment methods in IAS 39. The new standard is still applicable for annual reporting periods begin-

ning on or after January 1, 2013; early adoption is permitted. Nevertheless, the IASB issued an exposure draft in August 2011 proposing to postpone the effective date of IFRS 9 to annual reporting periods beginning on or after January 1, 2015. It is expected that the exposure draft will be implemented. The delay is owed to the still outstanding publication of phases 2 (impairment) and 3 (hedge accounting) of IFRS 9. The European Financial Reporting Advisory Group already had postponed its endorsement advice, to take more time to consider the output from the IASB project to improve accounting for financial instruments. The Company is currently assessing the impacts of the adoption on the Company's Consolidated Financial Statements.

The IASB issued various other pronouncements. These recently adopted pronouncements as well as pronouncements not yet adopted did not have a material impact on Siemens' Consolidated Financial Statements.

3 – Critical accounting estimates

Siemens' Consolidated Financial Statements are prepared in accordance with IFRS as issued by the IASB and as adopted by the EU. Siemens' significant accounting policies, as described in ▷ *Note 2 Summary of significant accounting policies* are essential to understanding the Company's results of operations, financial positions and cash flows. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on the Company's results of operations, financial positions and cash flows. Critical accounting estimates could also involve estimates where management reasonably could have used a different estimate in the current accounting period. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment.

Revenue recognition on construction contracts – The Company's Sectors, particularly Energy and Industry, conduct a significant portion of their business under construction contracts with customers. The Company generally accounts for construction projects using the percentage-of-completion method, recognizing revenue as performance on contract progresses. Certain long-term service contracts are accounted for under the percentage-of-completion method as well. This method places considerable importance on accurate estimates of the extent of progress towards completion and may involve estimates on the scope of deliveries and services required for fulfilling the contractually defined obligations. Depending on the methodology to determine contract progress, the significant estimates include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. Management of the operating Divisions continually reviews all estimates involved in such construction contracts, including commercial feasibility, and adjusts them as necessary. Under the percentage-of-completion method, such changes in estimates may lead to an increase or decrease of revenues in the respective reporting period. The Company also uses the percentage-of-completion method for projects financed directly or indirectly by Siemens. In order to qualify for such accounting, the credit quality of the customer must meet certain minimum parameters as evidenced by the customer's credit rating or by a credit analysis performed by Financial Services (SFS). At a minimum, a customer's credit rating must be single B or B2 respectively from external rating agencies or an equivalent SFS-determined rating. In cases the inflow of economic benefits is not probable due to customer related credit risks the revenue is restricted to the amount of payments irrevocably received. The Company believes the credit factors used provide a reasonable basis for assessing credit quality.

Trade and other receivables – The allowance for doubtful accounts involves significant management judgment and review of individual receivables based on individual customer creditworthiness, current economic trends and analysis of historical bad debts on a portfolio basis. For the determination of the country-specific component of the individual allowance, we also consider country credit ratings, which are centrally determined based on information from external rating agencies. Regarding the determination of the valuation allowance derived from a portfolio-based analysis of historical bad debts, a decline of receivables in volume results in a corresponding reduction of such provisions and vice versa. As of September 30, 2011 and 2010, Siemens recorded a total valuation allowance for accounts receivable of €1,147 million and €1,161 million, respectively.

Impairment – Siemens tests at least annually whether goodwill has incurred any impairment, in accordance with its accounting policy. The determination of the recoverable amount of a cash-generating unit to which goodwill is allocated involves the use of estimates by management. The outcome

predicted by these estimates is influenced e.g. by the successful integration of acquired entities, volatility of capital markets, interest rate developments, foreign exchange rate fluctuations and the outlook on economic trends. The recoverable amount is the higher of the cash-generating unit's fair value less costs to sell and its value in use. The Company generally uses discounted cash flow based methods to determine these values. These discounted cash flow calculations use five-year projections that are based on financial plannings. Cash flow projections take into account past experience and represent management's best estimate about future developments. Cash flows after the planning period are extrapolated using individual growth rates. Key assumptions on which management has based its determination of fair value less costs to sell and value in use include estimated growth rates, weighted average cost of capital and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. In fiscal 2011, the company assessed the current commercial feasibility of its solar and hydro business, the level at which goodwill is monitored from the group perspective, as part of the Renewable Energy Division of the Energy Sector and recorded a goodwill impairment loss of €128 million. In fiscal 2010, a goodwill impairment of €1,145 million was recognized in the Diagnostics Division of the Healthcare Sector. See ▷ Note 16 Goodwill for further information.

Likewise, whenever property, plant and equipment, other intangible assets and investments accounted for using the equity method are tested for impairment, the determination of the assets' recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

In fiscal 2009, Nokia Siemens Networks B.V. (NSN) presented in the segment Equity Investments was tested for impairment, which resulted in an impairment loss of €1,634 million. Whether future impairments of our investment in NSN will be required is dependent on its ability to grow and / or otherwise return to increasing profitability.

Measurement of non-current assets and disposal groups classified as held for disposal – Assets held for disposal and disposal groups are measured at the lower of their carrying amount and their fair value less costs to sell. The determination of the fair value less costs to sell may include the use of management estimates and assumptions that tend to be uncertain.

In fiscal 2011, the disposal group Siemens IT Solutions and Services was measured at fair value less costs to sell upon classification as held for disposal and discontinued operation. The fair value was assumed to be represented by the purchase price as negotiated between Siemens and Atos S.A. (AtoS) including the consideration that AtoS committed itself to pay for the transfer of Siemens IT Solutions and Services less commitments entered into by Siemens. The valuation of these commitments involves subjective judgment by management on the probability, timing and amount of these obligations. These management estimates had an effect on the amount of impairment losses recognized during fiscal 2011 and on the deconsolidation result recognized in the fourth quarter of fiscal 2011. These estimates are subject to change and thus any variation to the estimates could influence the amount of the total loss on the disposal of Siemens IT Solutions and Services presented within discontinued operations beyond fiscal 2011.

Employee benefit accounting – Pension plans and similar commitments – Obligations for pension and other post-employment benefits and related net periodic benefit costs are determined in accordance with actuarial valuations. These valuations rely on key assumptions including discount rates, expected return on plan assets, expected salary increases, mortality rates and health care trend rates. The discount rate assumptions are determined by reference to yields on high-quality corporate bonds of appropriate duration and currency at the end of the reporting period. In case such yields are not available discount rates are based on government bonds yields. Expected returns on plan assets assumptions are determined on a uniform methodology, considering long-term historical returns and asset allocations. Due to changing market and economic conditions the underlying key assumptions may differ from actual developments and may lead to significant changes in pension and other post-employment benefit obligations. Such differences are recognized in full directly in equity in the period in which they occur without affecting profit or loss. See ▷ Note 24 Pension plans and similar commitments for further information.

Termination benefits – Siemens runs restructuring projects on an individual basis. Costs in conjunction with terminating employees and other exit costs are subject to significant estimates and assumptions. See ▷ Note 5 Restructuring expense for further information.

Provisions – Significant estimates are involved in the determination of provisions related to onerous contracts, warranty costs, asset retirement obligations and legal proceedings. A significant portion of the business of certain operating divisions is performed pursuant to long-term contracts, often for large projects, in Germany and abroad, awarded on a competitive bidding basis. Siemens records a provision for onerous sales contracts when current estimates of total contract costs exceed expected contract revenue. Such estimates are subject to change based on new information as projects progress toward completion. Onerous sales contracts are identified by monitoring the progress of the project and updating the estimate of total contract costs which also requires significant judgment relating to achieving certain performance standards, for example in the Mobility Division, Industry Solutions Division, at Healthcare, in the Fossil Power Generation Division and in the Power Transmission Division as well as estimates involving warranty costs and estimates regarding project delays including the assessment of responsibility splits between the contract partners for these delays. Significant estimates and assumptions are also involved in the determination of provisions related to major asset retirement obligations. Uncertainties surrounding the amount to be recognized include, for example, the estimated costs of decommissioning because of the long time frame over which future cash outflows are expected to occur including the respective interest accretion. Amongst others, the estimated cash outflows could alter significantly if, and when, political developments affect the government's plans to develop the final storage. See ▷ *Note 25 Provisions* for further information on major asset retirement obligations.

Siemens is subject to legal and regulatory proceedings in various jurisdictions. Such proceedings may result in criminal or civil sanctions, penalties or disgorgements against the Company. If it is more likely than not that an obligation of the Company exists and will result in an outflow of resources, a provision is recorded if the amount of the obligation can be reliably estimated. Regulatory and legal proceedings as well as government investigations often involve complex legal issues and are subject to substantial uncertainties. Accordingly, management exercises considerable judgment in determining whether there is a present obligation as a result of a past event at the end of the reporting period, whether it is more likely than not that such a proceeding will result in an outflow of resources and whether the amount of the obligation can be reliably estimated. The Company periodically reviews the status of these proceedings with both inside and outside counsel. These judgments are subject to change as new information becomes available. The required amount of a provision may change in the future due to new developments in the particular matter. Revisions to estimates may significantly impact future net income. Upon resolution, Siemens may incur charges in excess of the recorded provisions for such matters. It cannot be excluded, that the financial position or results of operations of Siemens will be materially affected by an unfavorable outcome of legal or regulatory proceedings or government investigations. See ▷ *Note 30 Legal proceedings* for further information.

Income taxes – Siemens operates in various tax jurisdictions and therefore has to determine tax positions under respective local tax laws and tax authorities' views which can be complex and subject to different interpretations of taxpayers and local tax authorities. Deferred tax assets are recognized if sufficient future taxable profit is available, including income from forecasted operating earnings, the reversal of existing taxable temporary differences and established tax planning opportunities. As of each period-end, management evaluates the recoverability of deferred tax assets, based on projected future taxable profits. As future developments are uncertain and partly beyond management's control, assumptions are necessary to estimate future taxable profits as well as the period in which deferred tax assets will recover. Estimates are revised in the period in which there is sufficient evidence to revise the assumption. If management considers it probable that all or a portion of a deferred tax asset cannot be realized, a corresponding valuation allowance is taken into account.

4 – Acquisitions, dispositions and discontinued operations

A) ACQUISITIONS

In fiscal 2011 and 2010, the Company completed a number of acquisitions. These acquisitions have been accounted for under the acquisition method and have been included in the Company's Consolidated Financial Statements since the date of acquisition.

aa) Acquisitions in fiscal 2011

At the beginning of July 2011, Siemens acquired a controlling interest of 100% in Siteco Lighting GmbH (Siteco) in a share deal transaction. Siteco is a leading European lighting company that supplies luminaires and lighting systems for urban infrastructures such as public and commercial buildings, streets, tunnels, airports and sports stadiums. The rationale for the acquisition was to enhance Siemens' activities in the lighting market benefitting from strong relationships with key decision makers of wholesalers and architects. The aggregate consideration amounts to €132 million (including €5 million cash acquired), which consists of €128 million paid in cash and €4 million recorded within Other liabilities. In the course of the acquisition, Siemens AG assumed an external bank liability of Siteco of €126 million. Siteco will be integrated into OSRAM, which is presented in discontinued operations. The following figures represent the final purchase price allocation and show the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed: Intangible assets €96 million, Property, plant and equipment €70 million, Inventories €38 million, Receivables €38 million, Deferred income taxes €(41) million and Pension provisions €(31) million. Intangible assets mainly relate to customer relationships of €37 million with useful lives from two to ten years, technology of €26 million with useful lives of three to 17 years and to the Siteco corporate brand of €8 million, which was considered to be of indefinite useful life. Goodwill of €107 million comprises intangible assets that are not separable such as employee know-how and expected synergy effects. The acquired Siteco business contributed revenues of €62 million and a net loss of €(6) million in discontinued operations (including effects from purchase accounting and integration costs) to Siemens for the period from acquisition to September 30, 2011. If Siteco had been included as of October 1, 2010, the impact on consolidated revenues and consolidated net income in discontinued operations for the 12 months ended September 30, 2011 would have been €231 million and €(30) million, respectively.

In January 2011, Siemens made a binding offer to purchase additional shares in order to increase its stake in its publicly listed Indian subsidiary Siemens Ltd. from about 55% to a maximum of 75%. The Company offered the shareholders of Siemens Ltd. to purchase their shares for a price of INR 930 million per share (written put). The offer period began on March 25, 2011 and ended on April 13, 2011. The offer was accepted in full until that date and the transaction was completed at the end of April 2011. At the date of public announcement, the purchase was accounted for as acquisition of non-controlling interests qualifying as a transaction between shareholders, as present ownership was transferred. As a result, line items Retained earnings and Non-controlling interests decreased by €857 million and €121 million, respectively. Transaction costs, net of tax, were deducted from equity. Line item Other comprehensive income was proportionally reallocated between line items Non-controlling interests and Total equity attributable to shareholders of Siemens AG.

In fiscal 2011, Siemens additionally acquired various entities, which were not material, either individually or in aggregate.

ab) Acquisitions in fiscal 2010

At the beginning of November 2009, Siemens completed the acquisition of 100% of Solel Solar Systems Ltd., (Solel), a solar thermal power technology company. The rationale for the acquisition was to expand the product portfolio of Siemens in the field of concentrated solar power (CSP) to become a leading CSP product and solution provider. Solel, which was consolidated as of November 2009, has been integrated into Energy Sector's Renewable Division. The aggregate consideration amounts to €279 million (including €14 million cash acquired). The purchase price allocation was completed during the quarter ended December 31, 2010 and resulted in a Goodwill of €193 million. The amounts recognized based on the fair value measurement of assets acquired and liabilities assumed resulted in €56 million intangible assets, which were allocated as follows: €35 million was allocated to patented and unpatented technology with weighted average useful life of 6.5 years, €14 million to order backlog with weighted average useful life of one year and €7 million to in-process research and development and trademarks with weighted average useful life of 4 years. The acquired Solel business contributed revenues of €92 million and a net loss of €53 million (including purchase price accounting effects and integration costs) to the group for the period from acquisition to September 30, 2010. In addition, a goodwill impairment loss amounting to €128 million has been recorded in fiscal 2011. For further details on the goodwill impairment see ▷ Note 16 Goodwill. If the acquisition had occurred on October 1, 2009, impact on consolidated revenues and consolidated loss for the 12 months ended September 30, 2010 would have been €109 million and €52 million, respectively.

In fiscal 2010, Siemens additionally acquired various entities, which were not material, either individually or in aggregate.

B) DISPOSITIONS AND DISCONTINUED OPERATIONS

ba) Dispositions not qualifying for discontinued operations: closed transactions

Dispositions in fiscal 2011

In January 2009, Siemens had announced that it will terminate the Shareholders Agreement of the joint venture Areva NP S.A.S. and sell its 34% interest in Areva NP S.A.S. to the majority shareholder Areva S.A. (Areva) by exercising the put option. Following this, Areva NP S.A.S. had been presented as asset held for disposal as of September 30, 2009 and September 30, 2010 with a carrying amount of €190 million. In March 2011, an independent expert, appointed by Siemens and Areva based on the rules set forth in the shareholders' agreement, determined the fair market value (purchase price) of Siemens' 34% share in the joint venture Areva NP S.A.S. at €1,620 million upon which Siemens received a payment of €1,747 million from Areva. In addition to the externally determined fair market value, the sale proceeds include other adjusting components based on the shareholders' agreement and further contractual arrangements between Siemens and Areva, namely interest accretion on the purchase price and a reimbursement of a mandatory capital injection from Areva to Siemens. Following the receipt of the expert opinion and the payment, our shares, previously accounted for as available-for-sale financial asset held for disposal at the Energy Sector, were transferred to Areva and derecognized at Siemens. In May 2011, an arbitral tribunal of the International Chamber of Commerce ruled on the modalities of Siemens' exit from the joint venture Areva NP S.A.S. According to the final award of the arbitral tribunal, Siemens had to pay Areva an amount of €679 million including interest. For further information on the arbitration proceedings, see ▷ Note 30 Legal proceedings. The overall earnings impact of the termination of the joint venture Areva NP S.A.S. is included in Other financial income (expense) – see ▷ Note 9 Interest income, interest expense and other financial income (expense), net.

In January 2011, the sale of the 49% interest in Krauss-Maffei Wegmann GmbH & Co. KG (KMW) to Wegmann Group was closed after the approval of the antitrust authorities and the receipt of the second purchase price installment. The gain on the sale of KMW, which used to be reported in Equity Investments, is included in line item Income (loss) from investments accounted for using the equity method, net and amounts to €90 million.

At the end of July 2010, Siemens signed an agreement to sell its Electronics Assembly Systems business (EA), which was reported in Centrally managed portfolio activities, to ASM Pacific Technology Ltd. The transaction closed at the beginning of January 2011. Total losses on disposal of EA amount to €107 million, including a loss amounting to €1 million and €106 million in fiscal 2011 and 2010, respectively.

In December 2010, Siemens completed the transfer of its 19.8% stake in GIG Holding GmbH (owner of all shares of Gigaset Communications GmbH) to ARQUES Industries AG; 80.2% of the Siemens Home and Office Communication Devices Business, reported in Centrally managed portfolio activities, had already been transferred in October 2008, resulting in a net loss of €108 million (including an impairment loss of €78 million) of which the majority was recorded in fiscal 2008.

In fiscal 2011, Siemens completed the disposition of further entities, which were not material, either individually or in aggregate.

Dispositions in fiscal 2010

At the end of December 2009, Siemens sold its 25% minority stake in Dräger Medical AG & Co. KG to the majority shareholder Drägerwerk AG & Co. KGaA. The investment was accounted for using the equity method at the Healthcare Sector. The sale proceeds include a cash component, a vendor loan component and an option component, which is dependent on the share-price performance of the Drägerwerk AG & Co. KGaA.

Regarding the disposition of the Airfield Solutions Business of the Industry Sector and the Roke Manor activities in the U.K. see ▷ Note 6 Other operating income; regarding the sale of UBS Real Estate Kapitalanlagegesellschaft mbH see ▷ Note 8 Income (loss) from investments accounted for using the equity method, net.

In fiscal 2010, Siemens completed the disposition of further entities, which were not material, either individually or in aggregate.

bb) Dispositions not qualifying for discontinued operations: held for disposal

The Consolidated Statements of Financial Position as of September 30, 2011 and 2010 include assets held for disposal of €249 million and €715 million and liabilities held for disposal of €– and €146 million, respectively, that do not qualify as discontinued operations. Included as of September 30, 2011 is mainly the carrying amount of our 25% interest in OAO Power Machines (PM), held by the Energy Sector. The closing of the transaction of PM is expected in fiscal 2012. Included as of September 30, 2010 have been mainly amounts relating to

Electronics Assembly Systems (EA) in Centrally managed portfolio activities and Areva NP S.A.S., held by the Energy Sector. The investments in EA and in Areva NP S.A.S. both have been sold in fiscal 2011. The major classes of assets and liabilities classified as asset held for disposal in fiscal 2010 have been the carrying amount of our 34% interest in Areva NP S.A.S. and the operating assets and liabilities held by EA.

bc) Discontinued operations

General

Siemens reports in this section about discontinued operations separately. The disclosures in the Notes to the Consolidated Financial Statements outside this section relate to continuing operations unless marked otherwise.

Net results of discontinued operations presented in the Consolidated Statements of Income in fiscal 2011 and 2010 amount to €(690) million (thereof €37 million income tax) and €(194) million (thereof €24 million income tax), respectively. Net results of discontinued operations for the periods presented relate to OSRAM, Siemens IT Solutions and Services, the former operating segments Communications (Com) and Siemens VDO Automotive (SV).

Net income from continuing operations and from discontinued operations attributable to shareholders of Siemens AG amount to €6,824 million and €(679) million, respectively, in fiscal 2011. Net income from continuing operations and from discontinued operations attributable to shareholders of Siemens AG amounted to €4,102 million and €(203) million, respectively, in fiscal 2010.

OSRAM – discontinued operations, assets and liabilities held for disposal

In March 2011, Siemens announced that it plans to publicly list its subsidiary OSRAM AG (formerly OSRAM GmbH). Siemens intends to retain a minority stake in OSRAM, in which it will remain a long-term anchor shareholder. In September 2011 Siemens postponed the timing of the listing depending on the stabilization of the market conditions but continues to deem the listing highly probable. The conditions for OSRAM to be classified as held for disposal and discontinued operations were fulfilled as of the end of the second quarter of fiscal 2011. For information regarding classification and measurement of assets (or disposal groups) held for disposal and discontinued operations, see ▷ Note 2 Summary of significant accounting policies.

The results of OSRAM are disclosed as discontinued operations in the Company's Consolidated Statements of Income for all periods presented.

	Year ended September 30,	
(in millions of €)	2011	2010
Revenue	5,032	4,681
Expenses	(4,521)	(4,185)
Costs to sell (carve-out costs)	(25)	–
Pretax income from discontinued operations	**486**	**496**
Income taxes on ordinary activities	(185)	(178)
Income taxes on costs to sell (carve-out costs)	8	–
Income from discontinued operations, net of income taxes	**309**	**318**

The assets and liabilities of OSRAM are presented as held for disposal in the Consolidated Statements of Financial Position as of September 30, 2011. The carrying amounts of the major classes of assets and liabilities of OSRAM were as follows:

	September 30,
(in millions of €)	2011
Trade and other receivables (see ▷ Note 12)	858
Inventories (see ▷ Note 14)	1,118
Goodwill	238
Other intangible assets	174
Property, plant and equipment	1,645
Deferred tax assets (see ▷ Note 10)	269
Financial assets (see ▷ Note 20)	174
Other assets	176
Assets classified as held for disposal	**4,652**
Trade payables	586
Current provisions (see ▷ Note 25)	84
Other current liabilities (see ▷ Note 22)	381
Pension plans and similar commitments (see ▷ Note 24)	410
Other liabilities (see ▷ Note 26)	279
Liabilities associated with assets classified as held for disposal	**1,740**

Revenue resulting from transactions between OSRAM and joint ventures and associates of Siemens in fiscal 2011 and 2010 amounted to €159 million and €129 million, respectively. Expenses resulting from transactions between OSRAM and joint ventures and associates of Siemens in fiscal 2011 and 2010 amounted to €9 million and €16 million, respectively. As of September 30, 2011, receivables from and liabilities to joint ventures and associates are €34 million and €3 million, respectively. For further information regarding related party transactions refer to ▷ Note 39 Related party transactions.

Siemens IT Solutions and Services – discontinued operations

In December 2010, Siemens and Atos S.A. (AtoS) signed an option agreement (written call option) which granted AtoS the right to acquire Siemens IT Solutions and Services. In February 2011, AtoS exercised its option to acquire Siemens IT Solutions and Services in exchange for 12.5 million newly issued shares in AtoS with a five-year lock-up commitment, a five-year convertible bond of €250 million (nominal value) and a cash payment of €177 million which was initially negotiated at an amount of €186 million and was reduced in the third quarter of fiscal 2011 due to changes in the transaction scope following further negotiations between the parties. Furthermore, Siemens provides extensive support in order to foster the Siemens IT Solutions and Services' business success including, among others, up to €250 million to the integration and training costs as well as further protections and guarantees. Related to the transaction is a seven-year outsourcing contract worth around €5.5 billion, under which AtoS will provide managed services and system integration to Siemens, see ▷ Note 29 Commitments and contingencies. Closing of the transaction was on July 1, 2011 following clearance of the transaction by the relevant antitrust authorities and the approval from AtoS' shareholders on July 1, 2011.

The conditions for Siemens IT Solutions and Services to be classified as held for disposal and discontinued operation were fulfilled as of the second quarter of fiscal 2011. For information regarding classification and measurement of assets (or disposal groups) held for disposal and discontinued operations, see ▷ Note 2 Summary of significant accounting policies.

The results of Siemens IT Solutions and Services with the exception of certain business activities which remain in the Siemens group are presented as discontinued operations in the Company's Consolidated Statements of Income for all periods presented. Business activities which remain with Siemens primarily relate to project HERKULES, which is reported in line item Centrally managed portfolio activities of Segment information and continues to be accounted for under the equity method. For information on HERKULES see ▷ Note 29 Commitments and contingencies.

	Year ended September 30,	
(in millions of €)	2011	2010
Revenue	2,705	3,838
Expenses	(3,087)	(4,445)
Loss on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations	(743)	(52)
Pretax loss from discontinued operations	**(1,125)**	**(659)**
Income taxes on ordinary activities	97	175
Income taxes on the loss on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations	202	16
Loss from discontinued operations, net of income taxes	**(826)**	**(468)**

For fiscal 2011, Siemens IT Solutions and Services recorded personnel related restructuring charges of €264 million presented in line item Expenses. Also included in this line item were termination benefits of €385 million recognized in fiscal 2010 under the restructuring program initiated for the strategic reorientation of Siemens IT Solutions and Services. Furthermore, in fiscal 2011 an amount of €78 million for personnel-related matters in connection with establishing Siemens IT Solutions and Services as a separate legal group was recognized in line item Expenses.

In the first quarter of fiscal 2011, Siemens IT Solutions and Services was still reviewed for impairment following the accounting guidance for continuing operations as the criteria for a presentation as held for disposal and discontinued operations were not fulfilled at that point in time.

Upon classification as held for disposal and discontinued operations in the second quarter of fiscal 2011 Siemens IT Solutions and Services was measured at the lower of its previous carrying amount and fair value less costs to sell. The fair market value was assumed to be represented by the consideration that AtoS committed itself to pay for the transfer of Siemens

IT Solutions and Services less commitments entered into by Siemens. The loss recognized on the measurement to fair value less costs to sell and on the disposal of the disposal group of €743 million includes impairments of non-current assets in the measurement scope of €659 million recognized in the first three quarters of fiscal 2011 and the gain recognized upon deconsolidation in the fourth quarter of fiscal 2011 of €6 million as well as expenses for carve out activities necessary to establish Siemens IT Solutions and Services as a separate legal entity of €90 million. Further charges for the integration and training program at the amount to be indemnified to AtoS of €250 million were recorded in line item Expenses in the third quarter of fiscal 2011 when the criteria for the recognition as employee benefits liability were fulfilled. The deal-related loss excluding expenses for carve out activities totals €903 million.

The purchase consideration from AtoS recorded upon closing includes a cash payment of €177 million, as well as 12.5 million newly issued shares in AtoS and a convertible bond each recorded at their fair values of €483 million and €275 million, respectively, as of July 1, 2011. The cash consideration will be adjusted for the amount of net debt and the difference between the actual net working capital included in Siemens IT Solutions and Services as of June 30, 2011 determined based on certain provisions and assumptions included in the contract and a contractually agreed net working capital target. Siemens recognized a liability of €126 million for those cash purchase price adjustments, presented in line item Other current financial liabilities. Siemens also recorded contractual obligations, loss provisions and risk contingencies arising from the sales agreements with AtoS presented in line items Current provisions, Provisions and Other current financial liabilities of which the most material individual item relates to providing support to AtoS in connection with the integration and training program of €250 million, see ▷ *Note 21 Other current financial liabilities*.

With the loss of control over Siemens IT Solutions and Services Siemens deconsolidated the assets and liabilities of Siemens IT Solutions and Services. The carrying amounts of the major classes of assets and liabilities of Siemens IT Solutions and Services presented as held for disposal as of June 30, 2011 and derecognized upon closing are disclosed in the table below.

(in millions of €)	June 30, 2011 (prior to deconsolidation)
Trade and other receivables (see ▷ *Note 12*)	421
Inventories (see ▷ *Note 14*)	198
Deferred tax assets (see ▷ *Note 10*)	229
Financial assets (see ▷ *Note 20*)	214
Other assets	154
Assets classified as held for disposal	**1,216**
Trade payables	350
Current provisions (see ▷ *Note 25*)	79
Other current liabilities (see ▷ *Note 22*)	633
Pension plans and similar commitments (see ▷ *Note 24*)	183
Deferred tax liabilities (see ▷ *Note 10*)	67
Other liabilities (see ▷ *Note 26*)	278
Liabilities associated with assets classified as held for disposal	**1,590**

In line with our accounting policy as outlined in ▷ *Note 2 Summary of significant accounting policies*, intragroup balances between Siemens IT Solutions and Services and other Siemens subsidiaries were eliminated in the course of group consolidation as of June 30, 2011. Therefore, the assets and liabilities held for disposal as disclosed above did not include intragroup balances whereas the assets and liabilities derecognized upon closing also comprised intragroup balances. Moreover, prior to derecognition the assets and liabilities presented above were also adjusted for closing entries mainly relating to pensions and share-based payments. These effects total €290 million. Deconsolidated assets included €181 million in cash and cash equivalents presented in line item Financial assets as of June 30, 2011. The share of non-controlling interests in the deconsolidated net asset value amounts to €2 million. The reclassification of the Other components of equity resulted in a loss of €25 million.

Revenue resulting from transactions between Siemens IT Solutions and Services and joint ventures and associates of Siemens in fiscal 2011 and 2010 amounted to €100 million and €204 million, respectively. Expenses resulting from transactions between Siemens IT Solutions and Services and joint

ventures and associates of Siemens in fiscal 2011 and 2010 amounted to €24 million and €39 million, respectively. As of September 30, 2011, receivables from and liabilities to joint ventures and associates are €– and €–, respectively. For further information regarding related party transactions refer to ▷ Note 39 Related party transactions.

The cash flows in connection with the disposal of Siemens IT Solutions and Services are shown in line item Net cash provided by (used in) investing activities (discontinued operations), including the effects resulting from the transfer and the contribution of plan assets into separate pension plans in fiscal 2011 in connection with the disposal of Siemens IT Solutions and Services. For further information regarding pensions refer to ▷ Note 24 Pension plans and similar commitments.

Former segments SV and Com – discontinued operations
Net results of discontinued operations of SV activities and the former operating segment Com presented in the Consolidated Statements of Income in fiscal 2011 and 2010 amounted to €(173) million (thereof €(85) million income tax) and €(44) million (thereof €11 million income tax), respectively. The Company recorded a reserve in the second quarter of fiscal 2011 with regard to the restructuring measures before the sale of the SV activities in December 2007. Siemens sold its SV activities in December 2007. The net results of discontinued operations presented in the Consolidated Statements of Income for fiscal 2010, relate mainly to legal and carve-out related matters in connection with the former Com activities.

5 – Restructuring expense

Siemens has implemented and will continue to run various restructuring measures. In fiscal 2011, the three Sectors Industry, Energy and Healthcare, in total, incurred personnel-related termination benefits of €120 million. In fiscal 2010, the Industry Sector reported personnel-related expenses of €185 million from continuing operations for a number of restructuring projects. Restructuring costs are recorded in line item Income from continuing operations before income taxes. Line item Other current liabilities includes the majority of the termination benefits.

The Siemens IT Solutions and Services restructuring program is disclosed at discontinued operations, see ▷ Note 4 Acquisitions, dispositions and discontinued operations.

6 – Other operating income

	Year ended September 30,	
(in millions of €)	2011	2010
Gains on disposals of businesses	27	134
Gains on sales of property, plant and equipment and intangibles	250	285
Other	278	420
	555	839

Item Gains on disposals of businesses, in fiscal 2010, includes €47 million gain related to the sale of our Airfield Solutions Business of the Industry Sector and €35 million from the sale of our Roke Manor activities in the U.K., held centrally. See ▷ Note 4 Acquisitions, dispositions and discontinued operations for further information.

Real estate, which we had recognized as a lessee finance lease under a previous sale and lease back transaction, was sold by the lessor (entities controlled by the Siemens Pension-Trust e.V.) in fiscal 2010, which resulted in the dissolution of our liability from continuing lease involvement of €191 million (non-cash transaction), the removal of real estate with a carrying amount of €122 million and a gain of €69 million reported in item Gains on sales of property, plant and equipment and intangibles. In connection with the new real estate operating lease, entered into in the second quarter of fiscal 2010, the Company received lease subsidies amounting to €43 million which are deferred and recognized in income over the term of the new lease. In fiscal 2010, item Gains on sales of property, plant and equipment and intangibles also includes a gain of €74 million from the sale of various properties in Zug, Switzerland.

Item Other in fiscal 2011, includes €64 million income related to a settlement of legal matters in connection with portfolio activities. Item Other, in fiscal 2010, includes gains from settlement agreements with former Managing Board and Supervisory Board members in conjunction with compliance matters, mainly from Siemens' directors and officers insurance of €84 million; as well as €40 million related to the recovery of funds frozen by authorities. In the third quarter of fiscal 2010, the Company ceased to consolidate a subsidiary because of a loss of control and began accounting for the investment using

the equity method of accounting. This loss of control resulted in a gain of €40 million that is primarily attributable to the dilution of derivatives financial liabilities held by the investee. For further information on legal and regulatory matters included in item Other see ▷ Note 30 Legal proceedings.

7 – Other operating expense

(in millions of €)	Year ended September 30, 2011	2010
Impairment of goodwill, see ▷ Note 16 Goodwill	(128)	(1,145)
Losses on disposals of businesses	(30)	(115)
Losses on sales of property, plant and equipment and intangibles	(38)	(43)
Other	(306)	(251)
	(502)	(1,554)

Impairment of goodwill in fiscal 2011 relates to Energy's Solar & Hydro business, the fiscal 2010 impairment relates to Healthcare's Diagnostics Division, see Note 16 Goodwill for further information.

Item Losses on disposals of businesses in fiscal 2010, include €106 million provided for in connection with the announced sale of the Electronics Assembly Systems business held in Centrally managed portfolio activities.

Line item Other in fiscal 2011 and 2010 includes charges related to legal matters, see ▷ Note 30 Legal proceedings for further information.

8 – Income (loss) from investments accounted for using the equity method, net

(in millions of €)	Year ended September 30, 2011	2010
Share of profit (loss), net	78	(22)
Gains (losses) on sales, net	139	56
Impairment	(72)	(25)
Reversals of impairment	2	–
	147	9

Item Share of profit (loss), net includes our share in NSN's fiscal 2011 and 2010 earnings of €(280) million and €(533) million, respectively, our share in EN's fiscal 2011 and 2010 earnings of €(46) million and €5 million, respectively, our share in BSH Bosch und Siemens Hausgeräte GmbH (BSH) as well as our share in KMW sold in January 2011; the two latter totaling €191 million and €277 million, in fiscal 2011 and 2010, respectively, see also ▷ Note 19 Investments accounted for using the equity method for further information.

Item Gains (losses) on sales, net, in fiscal 2011, includes €90 million gain from the sale of KMW, see ▷ Note 4 Acquisitions, dispositions and discontinued operations. In fiscal 2010, the sale of UBS Real Estate Kapitalanlagegesellschaft mbH contributed €47 million gain to this line item.

Investments in associates and in jointly controlled entities are tested for impairment if there is an indication that the investment may be impaired. When an investment is tested for impairment, Siemens believes, that the assumptions used are generally consistent with the current market assessment of the risks specific to the respective investment as of the period the impairment test is performed and take into consideration macroeconomic and industry specific trends.

In the three months ended September 30, 2011, the investment in Archimede Solar Energy S.r.l., Italy (Archimede) was impaired by €43 million. The main triggering events for the impairment were the reassessment of the long-term market developments and the continuing lack of a reference project. As a consequence the underlying business planning of the in-

vestment has been adjusted to reflect the expected lower growth prospects. The Archimede impairment is based on fair value less costs to sell applying a discounted cash flow method, which assumed a post-tax WACC of 9.1% and a terminal value growth rate of 0%. As a result, an impairment loss of €43 million was recognized in line item Income (loss) from investments accounted for using the equity method.

For further information on the Company's principal investments accounted for under the equity method see ▷ *Note 19 Investments accounted for using the equity method*.

9 – Interest income, interest expense and other financial income (expense), net

	Year ended September 30,	
(in millions of €)	2011	2010
Pension related interest income	1,364	1,283
Interest income, other than pension	843	762
Interest income	**2,207**	**2,045**
Pension related interest expense	(1,223)	(1,333)
Interest expense, other than pension	(493)	(426)
Interest expense	**(1,716)**	**(1,759)**
Income (expense) from available-for-sale financial assets, net	854	(4)
Miscellaneous financial income (expense), net	(208)	(379)
Other financial income (expense), net	**646**	**(383)**

The components of item Income (expense) from pension plans and similar commitments, net were as follows:

	Year ended September 30,	
(in millions of €)	2011	2010
Expected return on plan assets	1,364	1,283
Interest cost	(1,223)	(1,333)
Income (expense) from pension plans and similar commitments, net	**141**	**(50)**

Total amounts of item Interest income and (expense), other than pension, were as follows:

	Year ended September 30,	
(in millions of €)	2011	2010
Interest income, other than pension	843	762
Interest (expense), other than pension	(493)	(426)
Interest income (expense), net, other than pension	**350**	**336**
Thereof: Interest income (expense) of Operations, net	(26)	19
Thereof: Other interest income (expense), net	376	317

Item Interest income (expense) of Operations, net includes interest income and expense primarily related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Item Other interest income (expense), net includes all other interest amounts primarily consisting of interest relating to corporate debt, and related hedging activities, as well as interest income on corporate assets.

Item Interest income (expense) other than pension includes the following with respect to financial assets (financial liabilities) not at fair value through profit or loss:

	Year ended September 30,	
(in millions of €)	2011	2010
Total interest income on financial assets	833	747
Total interest expenses on financial liabilities[1]	(960)	(999)

1 Relating to hedged positions, herein only the interest expense on hedged items not at fair value through profit and loss is included, whereas item Interest expense, other than pension also contains the offsetting effect on interest of the hedging instrument. The difference is due to the disparities of interest rate swap contracts further explained in ▷ *Note 32 Derivative financial instruments and hedging activities – Fair value hedges of fixed-rate debt obligations*.

The components of item Income (expense) from available-for-sale financial assets, net were as follows:

	Year ended September 30,	
(in millions of €)	2011	2010
Dividends received	12	23
Gains on sales, net	881	17
Impairment	(40)	(47)
Other	1	3
Income (expense) from available-for-sale financial assets, net	**854**	**(4)**

Item Gains on sales, net, in fiscal 2011, include realized gains on sales of non-current available-for-sale financial assets held for disposal (not discontinued) which were previously measured at cost. Those gains, in fiscal 2011, mainly resulted from the disposal of Areva NP S.A.S. Gains on sales, net from Areva can be split up in a €1,520 million disposal gain in the second quarter of fiscal 2011 related to the termination of the Areva NP S.A.S. joint venture and a loss of €682 million incurred in the third quarter on the arbitrational ruling related to Siemens' exit from the joint venture Areva NP S.A.S. The gain comprises (1) the payment from Areva to Siemens of €1,747 million including the purchase price of Siemens' 34% share of €1,620 million, as defined in the shareholders' agreement and further contractual arrangements between Siemens and Areva, other adjusting components of €76 million, mainly relating to interest accretion on the purchase price granted to Siemens as a component of fair market value since the termination of the shareholders' agreement in early 2009, and a reimbursement of a mandatory capital injection from Areva to Siemens of €51 million after the issuance of the put notice in January 2009, (2) the carrying amount of the 34% share in Areva NP S.A.S. of €190 million to be derecognized and (3) transaction costs as well as other derecognition effects of €(37) million. The payment to Areva of €679 million includes liquidated damages of 40% of the purchase price for Siemens' shares, i.e. an amount of €648 million plus an amount of €31 million for repayment of interest on the purchase price paid by Areva as well as interest accretion on the liquidated damages. Additionally, Siemens incurred €3 million expenses from procedural and further transaction fees.

Item Miscellaneous financial income (expense), net, in fiscal 2011 and 2010, comprises gains (losses) of €(114) million and €(313) million, respectively, as a result of the accretion of provisions and the increase (decrease) in the discount rate, as well as expenses as a result of allowances and write offs of finance receivables, net of reversals of €(42) million and €(63) million, respectively. Furthermore, gains (losses) related to derivative financial instruments are included.

10 – Income taxes

Income from continuing operations before income tax is attributable to the following geographic regions:

	Year ended September 30,	
(in millions of €)	2011	2010
Germany	3,906	2,353
Foreign	5,336	3,621
	9,242	**5,974**

Income tax expense (benefit) consists of the following:

	Year ended September 30,	
(in millions of €)	2011	2010
Current tax:		
German corporation and trade taxes	301	11
Foreign income taxes	1,255	1,463
	1,556	1,474
Deferred tax:		
Germany	365	580
Foreign	310	(342)
	675	238
Income tax expense	**2,231**	**1,712**

The current income tax expense in fiscal 2011 and 2010 includes adjustments recognized for current tax of prior years in the amount of €90 million and €(226) million, respectively. The German current tax expense in fiscal 2010 is affected by the release of tax liabilities after a decision on appeal with respect to the deductibility of expenses associated with foreign dividends.

The deferred tax expense (benefit) in fiscal 2011 and 2010 includes tax effects of the origination and reversal of temporary differences of €349 million and €(238) million.

In Germany, the calculation of current tax is based on a corporate tax rate of 15% and a solidarity surcharge thereon of 5.5%, for all distributed and retained earnings. In addition to corporate taxation, trade tax is levied on profits earned in Germany. As the German trade tax is a non deductible expense, the average trade tax rate amounts to 15% and the combined total tax rate results in 31%. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

For foreign subsidiaries, current taxes are calculated based on the local tax laws and applicable tax rates in the individual foreign countries. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

Income tax expense differs from the amounts computed by applying a combined statutory German income tax rate of 31% as follows:

	Year ended September 30,	
(in millions of €)	2011	2010
Expected income tax expense	2,865	1,852
Increase (decrease) in income taxes resulting from:		
Non-deductible losses and expenses	376	660
Tax-free income	(929)	(288)
Taxes for prior years	(9)	(300)
Change in realizability of deferred tax assets and tax credits	24	(27)
Change in tax rates	(9)	10
Foreign tax rate differential	(64)	(203)
Tax effect of investments accounted for using the equity method	(24)	6
Other, net	1	2
Actual income tax expense	**2,231**	**1,712**

The tax free income in Fiscal 2011 is mainly attributable to the Areva NP S.A.S. disposal.

In fiscal 2010 the non-tax deductible losses and expenses are mainly attributable to the goodwill impairment of the Diagnostics Division of the Healthcare Sector, which is only partly tax-deductible.

Deferred income tax assets and liabilities on a gross basis are summarized as follows:

	Year ended September 30,	
(in millions of €)	2011	2010
Assets:		
Financial assets	79	12
Other intangible assets	254	297
Property, plant and equipment	273	305
Inventories	528	528
Receivables	486	994
Pension plans and similar commitments	2,387	2,674
Provisions	1,538	1,835
Liabilities	2,341	2,645
Tax loss and credit carryforward	2,058	1,971
Other	191	312
Deferred tax assets	10,135	11,573
Liabilities:		
Financial assets	162	189
Other intangible assets	1,451	1,357
Property, plant and equipment	796	787
Inventories	1,974	2,112
Receivables	1,930	2,413
Provisions	718	800
Liabilities	144	265
Other	349	287
Deferred tax liabilities	7,524	8,210
Total deferred tax assets, net	**2,611**	**3,363**

In assessing the realizability of deferred tax assets, management considers the extent to which it is probable that the deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carryforwards become deductible. Management considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income

and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is probable the Company will realize the benefits of these deductible differences. As of September 30, 2011, the Company has certain tax losses subject to significant limitations. For those losses deferred tax assets are not recognized, as it is not probable that gains will be generated to offset those losses.

As of September 30, 2011 and 2010, the Company had €6,759 million and €6,496 million, respectively of gross tax loss carryforwards. The Company assumes that future operations will generate sufficient taxable income to realize the deferred tax assets.

Deferred tax assets have not been recognized with respect of the following items (gross amounts):

	September 30,	
(in millions of €)	2011	2010
Deductible temporary differences	152	204
Tax loss carryforward	551	629
	703	833

As of September 30, 2011 and 2010, €224 million and €297 million, respectively of the unrecognized tax loss carryforwards expire over the periods to 2023.

The Company has ongoing regular tax audits concerning open income tax years in a number of jurisdictions. Adequate provisions for all open tax years have been foreseen.

The Company recorded deferred tax liabilities for income taxes and foreign withholding taxes on future dividend distributions from subsidiaries which are intended to be repatriated. The Company has not recognized deferred tax liabilities for income taxes or foreign withholding taxes on the cumulative earnings of subsidiaries of €20,866 million and €15,609 million, respectively in fiscal 2011 and 2010 because the earnings are intended to be permanently reinvested in the subsidiaries.

Including the items charged or credited directly to equity and the expense (benefit) from continuing and discontinued operations, the income tax expense (benefit) consists of the following:

	Year ended September 30,	
(in millions of €)	2011	2010
Continuing operations	2,231	1,712
Discontinued operations	(37)	(24)
Income and expense recognized directly in equity	89	(893)
	2,283	795

11 – Available-for-sale financial assets

The following tables summarize the current portion of the Company's investment in available-for-sale financial assets:

	September 30, 2011			
(in millions of €)	Cost	Fair value	Unrealized gain	Unrealized loss
Equity instruments	5	8	3	–
Debt instruments	272	268	–	(4)
Fund shares	208	201	3	(10)
	485	477	6	(14)

	September 30, 2010			
(in millions of €)	Cost	Fair value	Unrealized gain	Unrealized loss
Equity instruments	6	22	16	–
Debt instruments	210	213	3	–
Fund shares	11	11	–	–
	227	246	19	–

Gross realized gains on sales of such available-for-sale financial assets were €1 million and €5 million, respectively, in fiscal 2011 and 2010. Gross realized losses on sales of such available-for-sale financial assets were €– million and €3 million, respectively, in fiscal 2011 and 2010.

Non-current available-for-sale financial assets, which are included in line item Other financial assets, see ▷ Note 20 Other financial assets are measured at fair value, if reliably measurable. They consist of equity instruments only. As of September 30, 2011 and 2010 non-current available-for-sale financial assets at cost amounted to €252 million and €410 million, respectively; non-current available-for-sale financial assets at fair value amounted to €462 million and €76 million, respectively, mainly consisting of shares in AtoS. Unrealized gains (losses) in fiscal 2011 and 2010 resulting from non-current available-for-sale financial assets at fair value were €(42) million and €39 million, respectively.

Gross realized gains on sales of non-current available-for-sale financial assets of continuing operations were €881 million and €16 million, respectively, in fiscal 2011 and 2010. Gross realized losses on sales of non-current available-for-sale financial assets of continuing operations were €1 million and €1 million, respectively, in fiscal 2011 and 2010. Gross realized gains mainly resulted from the sale of Areva, see ▷ Note 9 Interest income, interest expense and other financial income (expense), net.

12 – Trade and other receivables

	September 30,	
(in millions of €)	2011	2010
Trade receivables from the sale of goods and services	13,088	13,717
Receivables from finance leases	1,759	1,785
	14,847	15,502

Changes to the valuation allowance of current and long-term receivables presented in Note 12, 13 and 20, which belong to the class of Financial assets and liabilities measured at (amortized) cost are as follows (excluding receivables from finance leases):

	Year ended September 30,	
(in millions of €)	2011	2010
Valuation allowance as of beginning of fiscal year	993	1,116
Increase in valuation allowances recorded in the Consolidated Statements of Income in the current period	210	70
Write-offs charged against the allowance	(145)	(240)
Recoveries of amounts previously written-off	13	13
Foreign exchange translation differences	(10)	40
Reclassifications to line item Assets held for disposal and dispositions of those entities	(56)	(6)
Valuation allowance as of fiscal year-end	**1,005**	**993**

Receivables from finance leases are presented in the Statements of Financial Position as follows:

	September 30,	
(in millions of €)	2011	2010
Receivables from finance leases, current	1,759	1,785
Receivables from finance leases, long-term portion	2,983	3,094
	4,742	4,879

The valuation allowance on current and long-term receivables from finance leases changed as follows: see ▷ this Note and ▷ Note 20 Other financial assets for further information on receivables from finance leases.

(in millions of €)	Year ended September 30, 2011	2010
Valuation allowance as of beginning of fiscal year	168	165
Increase in valuation allowances recorded in the Consolidated Statements of Income in the current period	34	45
Write-offs charged against the allowance	(65)	(64)
Recoveries of amounts previously written-off	7	15
Foreign exchange translation differences	(2)	7
Valuation allowance as of fiscal year-end	**142**	**168**

Minimum future lease payments to be received are as follows:

(in millions of €)	September 30, 2011	2010
Within one year	2,139	2,145
After one year but not more than five years	3,047	3,185
More than five years	166	168
	5,352	5,498

The following table shows a reconciliation of minimum future lease payments to the gross and net investment in leases and to the present value of the minimum future lease payments receivable:

(in millions of €)	September 30, 2011	2010
Minimum future lease payments	5,352	5,498
Plus: Unguaranteed residual values	145	182
Gross investment in leases	5,497	5,680
Less: Unearned finance income	(613)	(633)
Net investment in leases	4,884	5,047
Less: Allowance for doubtful accounts	(142)	(168)
Less: Present value of unguaranteed residual value	(125)	(153)
Present value of minimum future lease payments receivable	**4,617**	**4,726**

The gross investment in leases and the present value of minimum future lease payments receivable are due as follows:

(in millions of €)	September 30, 2011	2010
Gross investment in leases	5,497	5,680
Within one year	2,167	2,187
One to five years	3,155	3,308
Thereafter	175	185
Present value of minimum future lease payments receivable	4,617	4,726
Within one year	1,830	1,785
One to five years	2,639	2,790
Thereafter	148	151

Investments in finance leases primarily relate to equipment for information technology and office machines, industrial machinery, medical equipment and transportation systems. Actual cash flows will vary from contractual maturities due to future sales of finance receivables, prepayments and write-offs.

13 – Other current financial assets

(in millions of €)	September 30, 2011	2010
Derivative financial instruments	869	949
Loans receivable	869	740
Other	1,161	921
	2,899	2,610

14 – Inventories

(in millions of €)	September 30, 2011	2010
Raw materials and supplies	2,650	2,420
Work in process	3,711	3,724
Costs and earnings in excess of billings on uncompleted contracts	7,849	7,538
Finished goods and products held for resale	2,317	2,866
Advances to suppliers	831	657
	17,358	17,205
Advance payments received	(2,215)	(2,255)
	15,143	14,950

Cost of goods sold and services rendered include inventories recognized as an expense amounting to €49,880 million and €46,787 million, respectively, in fiscal 2011 and 2010. Raw materials and supplies, work in process as well as finished goods and products held for resale are valued at the lower of acquisition/production cost and net realizable value. The respective write-downs, as compared to prior year, increased (decreased) by €(107) million and €128 million as of September 30, 2011 and 2010.

Item Costs and earnings in excess of billings on uncompleted contracts relates to construction contracts, with net asset balances where contract costs plus recognized profits less recognized losses exceed progress billings. Construction contracts, here and as follows, include service contracts accounted for under the percentage of completion method. Liabilities from contracts for which progress billings exceed costs and recognized profits less recognized losses are recognized in line item Other current liabilities; see ▷ Note 22 Other current liabilities.

The aggregate amount of costs incurred and recognized profits less recognized losses for construction contracts in progress, as of September 30, 2011 and 2010 amounted to €73,851 million and €67,888 million, respectively. Revenue from construction contracts amounted to €30,291 million and €27,694 million, respectively, for fiscal 2011 and 2010.

Advance payments received on construction contracts in progress were €10,192 million and €9,587 million as of September 30, 2011 and 2010. Retentions in connection with construction contracts were €290 million and €452 million in fiscal 2011 and 2010.

15 – Other current assets

(in millions of €)	September 30, 2011	2010
Miscellaneous tax receivables	732	686
Prepaid expenses	250	296
Other	282	276
	1,264	**1,258**

16 – Goodwill

Goodwill changed as follows:

(in millions of €)	Year ended September 30, 2011	2010
Cost		
Balance at beginning of year	17,436	16,317
Translation differences and other	104	898
Acquisitions and purchase accounting adjustments	209	246
Dispositions and reclassifications to assets classified as held for disposal	(497)	(25)
Balance at year-end	17,252	17,436
Accumulated impairment losses and other changes		
Balance at beginning of year	1,673	496
Translation differences and other	(26)	32
Impairment losses recognized during the period	264	1,145
Dispositions and reclassifications to assets classified as held for disposal	(365)	–
Balance at year-end	1,546	1,673
Net book value		
Balance at beginning of year	15,763	15,821
Balance at year-end	15,706	15,763

(in millions of €)	Net book value as of 10/1/2010	Translation differences and other	Acquisitions and purchase accounting adjustments	Dispositions and reclassifications to assets classified as held for disposal	Impairments	Net book value as of 9/30/2011
Sectors						
Industry	5,196	43	77	(131)	–	5,185
Energy	2,507	4	62	–	(128)	2,445
Healthcare	7,826	83	56	(1)	–	7,964
Cross-Sector Businesses						
Siemens IT Solutions and Services	132	–	4	–	(136)	–
Financial Services (SFS)	102	–	10	–	–	112
Siemens	**15,763**	**130**	**209**	**(132)**	**(264)**	**15,706**

(in millions of €)	Net book value as of 10/1/2009	Translation differences and other	Acquisitions and purchase accounting adjustments	Dispositions and reclassifications to assets classified as held for disposal	Impairments	Net book value as of 9/30/2010
Sectors						
Industry	4,925	267	28	(24)	–	5,196
Energy	2,208	98	201	–	–	2,507
Healthcare	8,476	492	3	–	(1,145)	7,826
Cross-Sector Businesses						
Siemens IT Solutions and Services	115	4	14	(1)	–	132
Financial Services (SFS)	97	5	–	–	–	102
Siemens	**15,821**	**866**	**246**	**(25)**	**(1,145)**	**15,763**

The net decrease in goodwill of €57 million in fiscal 2011, is attributable to €130 million positive foreign currency adjustments, €136 million impairment related to Siemens IT Solutions and Services, €128 impairment related to the solar and hydro business of the Energy Sector, as well as to €209 million acquisitions and purchase accounting adjustments; which is offset by dispositions and reclassifications to held for disposal of €132 million. In fiscal 2010, positive translation differences are primarily attributable to the strengthening of the US$; acquisitions and purchase accounting adjustments at Energy mainly relate to the acquisition of Solel Solar Systems, Ltd., see ▷ *Note 4 Acquisitions, dispositions and discontinued operations*; the impairment of €1,145 million results from the Diagnostics Division of the Healthcare Sector, see below.

Siemens performs the mandatory annual impairment test in the three months ended September 30, in accordance with the accounting policy stated in ▷ *Note 2 Summary of significant accounting policies* and ▷ *Note 3 Critical accounting estimates*. Except for the solar and hydro business (Division equivalent) within the Energy Sector described below, the recoverable amounts for the annual impairment test 2011 for Divisions or equivalents were estimated to be higher than the carrying amounts. Key assumptions on which management has based its determinations of the fair value less costs to sell for the Divisions' or equivalents' carrying amount include growth rates up to 3.0% in fiscal 2011 and 2010, respectively and after-tax discount rates of 7.0% to 9.1% in fiscal 2011 and 7.0% to 8.0% in fiscal 2010. Where possible, reference to market prices is made.

For the purpose of estimating the fair value less costs to sell of the Divisions or equivalents, cash flows were projected for the next five years based on past experience, actual operating results and management's best estimate about future developments as well as market assumptions.

The fair value less costs to sell is mainly driven by the terminal value which is particularly sensitive to changes in the assumptions on the terminal value growth rate and discount rate. Both assumptions are determined individually for each Division or equivalent. Discount rates reflect the current market assessment of the risks specific to each Division or equivalent and are based on the weighted average cost of capital for the Divisions or equivalents (for SFS the discount rate represents cost of equity). Terminal value growth rates take into consideration external macroeconomic sources of data and industry specific trends.

The following table presents the key assumptions used to determine fair value less costs to sell for impairment test purposes for the Divisions to which a significant amount of goodwill is allocated:

	Year ended September 30, 2011		
(in millions of €)	Goodwill	Terminal value growth rate	After-tax discount rate
Diagnostics of the Healthcare Sector	4,780	2.25%	7.0%
Imaging & Therapy Systems[1] of the Healthcare Sector	2,506	2.7%	7.0%
Industry Automation of the Industry Sector	2,299	2.0%	8.5%

1 In fiscal 2010, Imaging & IT of the Healthcare Sector

	Year ended September 30, 2010		
(in millions of €)	Goodwill	Terminal value growth rate	After-tax discount rate
Diagnostics of the Healthcare Sector	4,727	2.25%	7.0%
Imaging & IT of the Healthcare Sector	2,911	2.7%	7.0%
Industry Automation of the Industry Sector	2,266	2.0%	8.0%

As of the third quarter of fiscal 2011, a separate monitoring of the Solar Thermal Energy (STE) business within the Renewable Energy Division was initiated, amongst others, due to the different business and market patterns in comparison to the wind power business. Accordingly, the annual impairment test for goodwill as of September 30, 2011 was performed at a lower level than the Renewable Energy Division.

The annual test for impairment of goodwill of the solar and hydro business within the Energy Sector was performed as of September 30, 2011. As a result, in the solar and hydro business of the Energy Sector an impairment loss of €128 million was recognized. The goodwill impaired is mainly attributable to the acquisition of Siemens Concentrated Solar Power Ltd. (former Solel Solar Systems Ltd.).

As a result of a market assessment, which was completed in the three months ended September 30, 2011, the growth prospects and the long-term market development for the concentrated solar power business have been reassessed and the underlying business planning has been adjusted accordingly to reflect expected lower growth prospects. Cash flows were discounted at a rate of 9.1%, whereas cash flows beyond the five-year planning period were extrapolated using a constant growth rate of 1.5%. The main reason for the deteriorated market perspective is a shift from STE technology to Photovoltaic technology, in particular in the U.S. market. The adjusted business plan resulting from the market assessment was the basis for the annual goodwill impairment test in the three months ended September 30, 2011.

In fiscal 2010, the annual test for impairment of goodwill of the Diagnostics Division within the Healthcare Sector was performed as of September 30, 2010. As a result, in the Diagnostics Division of the Healthcare Sector an impairment of €1,145 million was recognized to reduce the carrying amount of goodwill. The Diagnostics Division is based on the acquisitions of Diagnostic Products Corporation (DPC), the Diagnostics Division of Bayer AG and the acquisition of Dade Behring, Inc. The Division operates in the global healthcare market for diagnostic testing systems and consumables which faces increasing cost restraints but is estimated to still represent a growing market mainly due to the megatrend demographic change. While the cost targets associated with the integration of the acquired three companies were met, the growth targets have not been achieved.

As a result of a strategic review, which was completed in the three months ended September 30, 2010, the Division's medium-term growth prospects and the long-term market development in laboratory diagnostics have been reassessed and the Division's business planning has been adjusted accordingly to reflect expected lower growth prospects. Cash flows beyond the five-year planning period were extrapolated using a constant growth rate of 2.25%. The main reasons for these lower growth prospects and therefore adjusted business targets are delays in technology and product related development activities along with increasing competition. The adjusted business plan resulting from the strategic review was the basis for the annual goodwill impairment test in the three months ended September 30, 2010.

17 – Other intangible assets

(in millions of €)	Gross carrying amount as of 10/1/2010	Translation differences	Additions through business combinations	Additions	Retirements[1]	Gross carrying amount as of 9/30/2011	Accumulated amortization and impairment	Net book value as of 9/30/2011	Amortization and impairment in fiscal 2011[2]
Software and other internally generated intangible assets	3,068	18	1	353	(485)	2,955	(1,775)	1,180	(246)
Patents, licenses and similar rights	7,008	62	94	67	(566)	6,665	(3,401)	3,264	(565)
Other intangible assets	**10,076**	**80**	**95**	**420**	**(1,051)**	**9,620**	**(5,176)**	**4,444**	**(811)**

1 Includes Other intangible assets reclassified to Assets classified as held for disposal and dispositions of those entities, see Note 4 Acquisitions, dispositions and discontinued operations.
2 Includes impairment of €36 million in fiscal 2011, thereof €28 million at the Energy Sector.

(in millions of €)	Gross carrying amount as of 10/1/2009	Translation differences	Additions through business combinations	Additions	Retirements[1]	Gross carrying amount as of 9/30/2010	Accumulated amortization and impairment	Net book value as of 9/30/2010	Amortization and impairment in fiscal 2010[2]
Software and other internally generated intangible assets	2,664	106	–	395	(97)	3,068	(1,876)	1,192	(212)
Patents, licenses and similar rights	6,519	338	87	117	(53)	7,008	(3,231)	3,777	(579)
Other intangible assets	**9,183**	**444**	**87**	**512**	**(150)**	**10,076**	**(5,107)**	**4,969**	**(791)**

1 Includes Other intangible assets reclassified to Assets classified as held for disposal, see Note 4 Acquisitions, dispositions and discontinued operations.
2 Includes impairment expense of €28 million in fiscal 2010, thereof €19 million at the Healthcare Sector.

Amortization expense on intangible assets is included in line items Cost of goods sold and services rendered, Research and development expenses or Marketing, selling and general administrative expenses, depending on the use of the asset.

As of September 30, 2011 and 2010, contractual commitments for purchases of other intangible assets amount to €4 million and €44 million.

18 – Property, plant and equipment

(in millions of €)	Gross carrying amount as of 10/1/2010	Translation differences	Additions through business combinations	Additions	Reclassifications	Retirements[1]	Gross carrying amount as of 9/30/2011	Accumulated depreciation and impairment	Net book value as of 9/30/2011	Depreciation and impairment in fiscal 2011[2]
Land and buildings	8,596	37	17	158	294	(992)	8,110	(3,850)	4,260	(261)
Technical machinery and equipment	9,255	21	10	429	493	(3,619)	6,589	(4,223)	2,366	(460)
Furniture and office equipment	6,797	(8)	26	725	113	(2,446)	5,207	(3,980)	1,227	(619)
Equipment leased to others	3,175	–	2	586	1	(463)	3,301	(1,614)	1,687	(359)
Advances to suppliers and construction in progress	1,114	11	1	911	(901)	(199)	937[3]	–	937	–
Property, plant and equipment	**28,937**	**61**	**56**	**2,809**	**–**	**(7,719)**	**24,144**	**(13,667)**	**10,477**	**(1,699)**

1 Includes Property, plant and equipment reclassified to Assets classified as held for disposal and dispositions of those entities, see *Note 4 Acquisitions, dispositions and discontinued operations.*
2 Includes impairment expense of €53 million in fiscal 2011, of which €29 million relate to Energy Sector, as well as €21 million related to SRE.
3 Includes €804 million expenditures for property, plant and equipment under construction.

(in millions of €)	Gross carrying amount as of 10/1/2009	Translation differences	Additions through business combinations	Additions	Reclassifications	Retirements[1]	Gross carrying amount as of 9/30/2010	Accumulated depreciation and impairment	Net book value as of 9/30/2010	Depreciation and impairment in fiscal 2010[2]
Land and buildings	8,663	289	31	241	286	(914)	8,596	(4,078)	4,518	(372)
Technical machinery and equipment	8,639	327	54	369	278	(412)	9,255	(6,299)	2,956	(403)
Furniture and office equipment	6,492	209	3	639	71	(617)	6,797	(5,294)	1,503	(637)
Equipment leased to others	2,677	154	–	623	9	(288)	3,175	(1,516)	1,659	(392)
Advances to suppliers and construction in progress	963	37	10	764	(644)	(16)	1,114[3]	(2)	1,112	–
Property, plant and equipment	**27,434**	**1,016**	**98**	**2,636**	**–**	**(2,247)**	**28,937**	**(17,189)**	**11,748**	**(1,804)**

1 Includes Property, plant and equipment reclassified to Assets classified as held for disposal, see *Note 4 Acquisitions, dispositions and discontinued operations.*
2 Includes impairment expense of €130 million in fiscal 2010, of which €39 million relate to impairment of real estate which were transferred from Healthcare's Diagnostics Division to SRE, as well as €71 million related to SRE.
3 Includes €979 million expenditures for property, plant and equipment under construction.

As of September 30, 2011 and 2010, contractual commitments for purchases of property, plant and equipment amount to €406 million and €459 million, respectively.

In fiscal 2011 and 2010, government grants awarded for the purchase or the production of property, plant and equipment amounted to €14 million and €23 million, respectively. The award of further government grants of €50 million and €80 million in fiscal 2011 and 2010, respectively, related to costs incurred and future costs.

As of September 30, 2011 and 2010, minimum future lease payments receivable from lessees under operating leases are as follows:

	September 30,	
(in millions of €)	2011	2010
Within one year	426	454
After one year but not more than five years	929	891
More than five years	213	179
	1,568	1,524

Payments from lessees under operating leases primarily relate to buildings, data processing and phone equipment as well as to medical equipment. Total contingent rent recognized in income in fiscal 2011 and 2010 amounts to €182 million and €233 million.

INVESTMENT PROPERTY

The carrying amount of investment property amounts to €105 million and €130 million compared to a fair value of €283 million and €248 million as of September 30, 2011 and 2010, respectively.

19 – Investments accounted for using the equity method

As of September 30, 2011, Siemens' principal investments accounted for under the equity method, which are all unlisted, are (in alphabetical order):

	Percentage of Ownership September 30,	
	2011	2010
BSH Bosch und Siemens Hausgeräte GmbH (BSH)	50%	50%
BWI Informationstechnik GmbH[1]	50%	50%
Enterprise Networks Holdings B.V.	49%	49%
Maschinenfabrik Reinhausen GmbH	26%	26%
Nokia Siemens Networks Holding B.V.[2]	50%	50%
P.T. Jawa Power[3]	50%	50%
Shanghai Electric Power Generation Equipment Co. Ltd.	40%	40%
Voith Hydro Holding GmbH & Co. KG	35%	35%

1 The exact percentage equals 50.05%; it is not controlled by Siemens due to significant participating rights of the two other shareholders.
2 The exact percentage of voting rights equals 50% less 2,500 voting rights.
3 The investment is no jointly controlled entity.

In January 2011, Siemens sold its interest in KMW, see ▷ *Note 4 Acquisitions, dispositions and discontinued operations*.

The investment in Areva NP S.A.S. was sold in fiscal 2011. See ▷ *Note 4 Acquisitions, dispositions and discontinued operations* and ▷ *Note 9 Interest income, interest expense and other financial income (expense), net* for additional information on the sale. Prior to its sale, the investment in Areva NP S.A.S. has been classified as asset held for disposal and accounting under the equity method was ceased.

At the beginning of November 2010, Siemens closed the acquisition of a non-controlling interest of 49% in A2SEA A/S, a supplier of installation services for the construction of offshore wind farms. The aggregate consideration amounts to €115 million of which €47 million were paid as of closing. The second purchase price installment is payable latest in November 2011. The investment, presented under Energy Sector's Renewable Energy Division, is accounted for using the equity method.

In fiscal 2010, Capital Meters Holdings Ltd., an investment accounted under the equity method, held by Energy was sold. The gain is reported in Income (loss) from investments accounted for using the equity method, net. Regarding the sale of the 25% minority stake in Dräger Medical AG & Co. KG see ▷ Note 4 Acquisitions, dispositions and discontinued operations.

Our interest in BSH, which is the principal jointly controlled entity of Siemens, is recognized using the equity method, as described in ▷ Note 2 Summary of significant accounting policies, applying BSH's twelve month periods ended June 30. The following information reflect BSH's most recent published financial statements, not adjusted for the percentage of ownership held by Siemens.

	Year ended December 31,	
(in millions of €)	2010	2009
Revenue	9,073	8,405
Net income (loss)	467	328

	December 31,	
(in millions of €)	2010	2009
Current assets	4,019	3,797
Non-current assets	2,882	2,646
Current liabilities	2,838	2,170
Non-current liabilities	1,655	1,738

Summarized financial information for our principal investments in associates, not adjusted for the percentage of ownership held by Siemens, is presented below. Income statement information is presented for the twelve month period applied under the equity method of accounting.

	Year ended September 30,	
(in millions of €)	2011	2010
Revenue	20,359	18,346
Net income (loss)	(432)	(980)

Information related to the Statements of Financial Position is presented as of the date used in applying the equity method of accounting.

	September 30,	
(in millions of €)	2011	2010
Total assets	18,967	16,770
Total liabilities	12,843	11,784

For information on contingent liabilities for joint ventures and associates see ▷ Note 39 Related party transactions.

Regarding the fiscal 2011 conversion of our loan receivable from NSN into interests in NSN's preferred shares and regarding Siemens' contribution of new equity in exchange for preferred shares in NSN see ▷ Note 39 Related party transactions.

20 – Other financial assets

	September 30,	
(in millions of €)	2011	2010
Loans receivable	4,396	3,032
Receivables from finance leases, see ▷ Note 12 Trade and other receivables	2,983	3,094
Derivative financial instruments	2,153	2,693
Available-for-sale financial assets	714	486
Other	1,609	1,460
	11,855	10,765

Item Loans receivable primarily relate to long-term loan transactions of SFS. As of September 30, 2010, item Loans receivable includes a shareholder loan to NSN granted in fiscal 2009; regarding the conversion of our loan to NSN into shares in NSN in fiscal 2011 see ▷ Note 39 Related party transactions.

Regarding item Derivative financial instruments see ▷ Note 31 Additional disclosures on financial instruments and ▷ Note 32 Derivative financial instruments and hedging activities.

For additional information regarding available-for-sale financial assets classified as non-current see ▷ Note 11 Available-for-sale financial assets.

21 – Other current financial liabilities

(in millions of €)	September 30, 2011	2010
Derivative financial instruments, see ▷ Notes 31 and 32	862	442
Accrued interest expense	301	327
Other	1,084	632
	2,247	1,401

In fiscal 2011, item Other increased mainly due to liabilities in connection with the disposal of Siemens IT Solutions and Services; see ▷ Note 4 Acquisitions, dispositions and discontinued operations for further information.

22 – Other current liabilities

(in millions of €)	September 30, 2011	2010
Billings in excess of costs and estimated earnings on uncompleted contracts and related advances	12,488	12,180
Other employee related costs	2,127	2,265
Payroll obligations and social security taxes	1,718	2,121
Bonus obligations	1,144	1,582
Accruals for outstanding invoices	1,033	987
Miscellaneous tax liabilities	694	657
Deferred income	993	940
Deferred reservation fees received	68	77
Other	755	985
	21,020	21,794

Item Other employee related costs primarily includes vacation payments, accrued overtime and service anniversary awards, severance payments, as well as liabilities related to termination benefits.

23 – Debt

(in millions of €)	September 30, 2011	2010
Short-term		
Notes and bonds	2,495	2,062
Loans from banks	1,128	283
Other financial indebtedness	21	22
Obligations under finance leases	16	49
Short-term debt and current maturities of long-term debt	3,660	2,416
Long-term		
Notes and bonds (maturing until 2066)	12,651	15,238
Loans from banks (maturing until 2023)	1,354	1,981
Other financial indebtedness (maturing until 2018)	146	156
Obligations under finance leases	129	122
Long-term debt	14,280	17,497
	17,940	19,913

In fiscal 2011 and 2010, weighted-average interest rates for loans from banks, other financial indebtedness and obligations under finance leases were 2.5% (2010: 2.6%), 5.0% (2010: 4.7%) and 4.3% (2010: 3.9%), respectively.

A) COMMERCIAL PAPER PROGRAM

We have a US$ 9.0 billion (€6.7 billion) multi-currency commercial paper program in place including US$ extendible notes capabilities. As of September 30, 2011 and 2010, no commercial papers were outstanding. Siemens' commercial papers have a maturity of generally less than 90 days. Interest rates ranged from 0.1% to 0.29% in fiscal 2011 and from 0.08% to 0.33% in fiscal 2010, see also ▷ Other financial indebtedness below.

B) NOTES AND BONDS

Debt Issuance Program, previously called Euro Medium-term note program

The Company has agreements with financial institutions under which it may issue instruments up to €15.0 billion as of September 30, 2011 and 2010, respectively. As of September 30,

2011 and 2010, €8.9 billion in notional amounts were issued and are outstanding. The outstanding amounts as of September 30, 2011 and 2010 comprise US$500 million (€370 million) floating rate notes due in March 2012, bearing interest of 0.15% above the three months London Interbank Offered Rate three months LIBOR and US$500 million (€370 million) 5.625% fixed rate notes due on March 2016 as well as €1.55 billion 5.250% instruments due on December 12, 2011; €1 billion 5.375% instruments due on June 11, 2014; and €1.6 billion 5.625% instruments due on June 11, 2018. In fiscal 2009, Siemens updated the program and issued in total additional €4.0 billion fixed-interest instruments under the program in two tranches comprising €2.0 billion 4.125% instruments due on February 20, 2013 and €2.0 billion 5.125% instruments due on February 20, 2017.

US$ Medium Term Notes

In August 2006, the Company issued US$5.0 billion of notes (€3.7 billion). These notes were issued in tranches of which the following are outstanding as of September 30, 2011 and 2010: US$750, 5.5% notes due on February 16, 2012; US$1.750 billion 5.75% notes due on October 17, 2016 and US$1.750 billion 6.125% notes due on August 17, 2026. The Company may redeem, at any time, all or some of the notes at the early redemption amount (call) according to the conditions of the bond.

Hybrid Bond

In September 2006, the Company issued a subordinated hybrid bond, which is on a subordinated basis guaranteed by Siemens. The subordinated bond was issued in a EUR tranche of €900 million and a British pound tranche of £750 million (€865 million), both with a legal final maturity on September 14, 2066 and with a call option for Siemens in 2016 or thereafter. The bonds bear a fixed interest rate (5.25% for the EUR tranche and 6.125% for the British pound tranche) until September 14, 2016, thereafter, floating rate interest according to the conditions of the bond.

Stand-alone Bond (previously called Euro Bond)

In June 2001, the Company issued a €2 billion 5.75% bond due July, 2011, redeemed at face value at the maturity date.

Details of the Company's notes and bonds are as follows:

	September 30, 2011			September 30, 2010		
	Currency notional amount (in millions)		Carrying amount in millions of €[1]	Currency notional amount (in millions)		Carrying amount in millions of €[1]
US$ LIBOR+0.15% 2006/2012 US$ notes	US$	500	370	US$	500	366
5.625% 2006/2016 US$ notes	US$	500	437	US$	500	437
5.25% 2008/2011 EUR instruments	€	1,550	1,560	€	1,550	1,619
5.375% 2008/2014 EUR instruments	€	1,000	1,077	€	1,000	1,099
5.625% 2008/2018 EUR instruments	€	1,600	1,837	€	1,600	1,858
4.125% 2009/2013 EUR instruments	€	2,000	2,033	€	2,000	2,030
5.125% 2009/2017 EUR instruments	€	2,000	2,083	€	2,000	2,085
Total Debt Issuance Program			**9,397**			**9,494**
5.5% 2006/2012 US$ notes	US$	750	565	US$	750	586
5.75% 2006/2016 US$ notes	US$	1,750	1,453	US$	1,750	1,503
6.125% 2006/2026 US$ notes	US$	1,750	1,774	US$	1,750	1,683
Total US$ Medium Notes			**3,792**			**3,772**
5.25% 2006/2066 EUR bonds	€	900	976	€	900	984
6.125% 2006/2066 GBP bonds	£	750	981	£	750	988
Total Hybrid Capital Bond			**1,957**			**1,972**
5.75% 2001/2011 EUR bonds	€	–	–	€	2,000	2,062
			–			**2,062**
			15,146			**17,300**

1 Includes adjustments for fair value hedge accounting.

C) ASSIGNABLE LOANS

In the third quarter of fiscal 2008, the Company raised assignable loans. The loans, totaling €1.1 billion and €1.1 billion in nominal and carrying amount as of September 30, 2011 and 2010, respectively, are for general corporate purposes and were issued in four tranches: €370 million floating rate notes (six months European Interbank Offered Rate +0.55%) due on June 12, 2013; €113.5 million 5.283% notes due on June 12, 2013; €283.5 million floating rate notes (six months European Interbank Offered Rate +0.70%) due on June 12, 2015 and €333 million 5.435% notes due on June 12, 2015.

Both floating rate tranches were called in August 2011 and will be redeemed in December 2011.

D) CREDIT FACILITIES

The credit facilities at September 30, 2011 and 2010 consisted of €7.1 billion and €7.0 billion, respectively, in committed lines of credit. These include a US$5.0 billion syndicated multi-currency revolving credit facility expiring March 2012 and a US$4.0 billion syndicated multi-currency revolving credit facility expiring August 2013. The US$4 billion facility comprises a US$1.0 billion term loan which was drawn in January 2007, bearing interest of 0.15% above three months London Interbank Offered Rate as well as a US$3.0 billion revolving tranche not yet drawn. It also includes a third revolving credit facility provided by a domestic bank with an aggregate amount of €450 million expiring in September 2012. As of September 30, 2011 and 2010, €6.4 billion and €6.3 billion of these lines of credit remained unused. Commitment fees for the years ended September 30, 2011 and 2010 amount to €3 million and €3 million, respectively. The facilities are for general business purposes.

As of September 30, 2011 and 2010, the aggregate amounts of indebtedness maturing during the next five years and thereafter are as follows (excluding finance leases which are disclosed separately):

(in millions of €)	September 30, 2011	2010
Within one year	3,644	2,368
After one year but not more than five years	6,896	7,723
More than five years	7,255	9,651
	17,795	19,742

Other financial indebtedness

Item Other financial indebtedness includes €157 million and €162 million as of September 30, 2011 and 2010, respectively, for the Company's real estate assets that were sold or transferred and in which Siemens has retained significant risks and rewards of ownership, including circumstances in which Siemens participates directly or indirectly in the change in market value of the property. Therefore, these transactions have been accounted for as financing obligations. These real estate properties are carried on the Company's Consolidated Statements of Financial Position and no sale and profit has been recognized. For the fiscal 2010 real estate transaction see ▷ Note 6 Other operating income. As of September 30, 2011 and 2010, US$ global commercial paper had no balances outstanding.

Obligations under finance leases

As of September 30, 2011 and 2010, the finance lease liabilities are as follows:

	September 30, 2011			September 30, 2010		
(in millions of €)	Minimum future lease payment obligation	Unamortized interest expense	Present value of minimum future lease payment obligation	Minimum future lease payment obligation	Unamortized interest expense	Present value of minimum future lease payment obligation
Due						
Within one year	31	15	16	57	8	49
After one year but not more than five years	77	14	63	62	10	52
More than five years	124	58	66	73	3	70
Total	232	87	145	192	21	171
Less: Current portion			(16)			(49)
			129			122

24 – Pension plans and similar commitments

Pension benefits provided by Siemens are currently organized primarily through defined benefit pension plans which cover almost all of the Company's domestic employees and many of the Company's foreign employees. To reduce the risk exposure to Siemens arising from its pension plans, the Company performed a redesign of some major pension plans during the last several years towards benefit schemes which are predominantly based on contributions made by the Company. In order to fund Siemens' pension obligations, the Company's major pension plans are funded with assets in segregated pension entities.

Furthermore, the Company provides other post-employment benefits, which primarily consist of transition payments to German employees after retirement as well as post-employment health care and life insurance benefits to employees in the U.S. and Canada. These predominantly unfunded other post-employment benefit plans qualify as defined benefit plans under IFRS.

The Consolidated Statements of Financial Position include the following significant components related to pension plans and similar commitments as of September 30, 2011 and 2010:

	September 30,	
(in millions of €)	2011	2010
Pension benefit plans	6,552	7,640
Other post-employment benefit plans	754	824
Liabilities for pension plans and similar commitments	**7,306**	8,464
Prepaid costs for post-employment benefits	**149**	37
Actuarial (losses)/gains	(5,670)	(6,023)
Effects in connection with asset ceiling	(163)	(145)
Income tax effect	1,007	1,259
Net amount recognized in the Consolidated Statements of Changes in Equity, net of tax	**(4,826)**	(4,909)

In addition to the above, the Company has foreign defined contribution plans for pensions and other post-employment benefits or makes contributions to social pension funds based on legal regulations (State plans). The recognition of a liability is not required because the obligation of the Company is limited to the payment of the contributions into these plans or funds.

PENSION BENEFITS

Beginning with fiscal 2011, figures presented cover both principal and non-principal pension benefits provided by Siemens. The presentation of prior-year information has been adjusted to conform to the current-year presentation.

The pension benefit plans cover 481,000 participants, including 197,000 active employees, 91,000 former employees with vested benefits and 193,000 retirees and surviving dependents. Individual benefits are generally based on eligible compensation levels and/or ranking within the Company hierarchy and years of service. Retirement benefits under these plans vary depending on legal, fiscal and economic requirements in each country. The majority of Siemens' active employees in Germany participate in a pension scheme introduced in fiscal 2004, the BSAV (Beitragsorientierte Siemens Altersversorgung). The BSAV is a funded defined benefit pension plan whose benefits are predominantly based on contributions made by the Company and returns earned on such contributions, subject to a minimum return guaranteed by the Company. The BSAV is funded via the BSAV Trust. In connection with the implementation of the BSAV, benefits provided under defined benefit pension plans funded via the Siemens German Pension Trust were modified to substantially eliminate the effects of compensation increases by freezing the accrual of benefits under the majority of these plans.

The Company's pension benefit plans are explicitly explained in the subsequent sections with regard to:

> Pension obligations, plan assets and funded status,
> Components of NPBC,
> Amounts recognized in the Consolidated Statements of Comprehensive Income,
> Assumptions used for the calculation of the DBO and NPBC,
> Sensitivity analysis,
> Plan assets, and
> Pension benefit payments.

PENSION BENEFITS: PENSION OBLIGATIONS, PLAN ASSETS AND FUNDED STATUS

A reconciliation of the funded status of the pension benefit plans to the amounts recognized in the Consolidated Statements of Financial Position is as follows:

	September 30, 2011			September 30, 2010		
(in millions of €)	Total	Domestic	Foreign	Total	Domestic	Foreign
Fair value of plan assets	20,965	12,309	8,656	24,107	14,059	10,048
Total defined benefit obligation	27,121	16,624	10,497	31,475	18,897	12,578
Defined benefit obligation (funded)	*26,189*	*16,406*	*9,783*	*30,375*	*18,620*	*11,755*
Defined benefit obligation (unfunded)	*932*	*218*	*714*	*1,100*	*277*	*823*
Funded status	(6,156)	(4,315)	(1,841)	(7,368)	(4,838)	(2,530)
Germany	*(4,315)*	*(4,315)*		*(4,838)*	*(4,838)*	
U.S.	*(1,083)*		*(1,083)*	*(1,091)*		*(1,091)*
U.K.	*148*		*148*	*(329)*		*(329)*
Other	*(906)*		*(906)*	*(1,110)*		*(1,110)*
Unrecognized past service cost (benefits)	(84)	–	(84)	(90)	–	(90)
Effects due to asset ceiling	(163)	–	(163)	(145)	–	(145)
Net amount recognized	**(6,403)**	**(4,315)**	**(2,088)**	**(7,603)**	**(4,838)**	**(2,765)**
Amounts recognized in the Consolidated Statements of Financial Position consist of:						
Pension asset	149	–	149	37	–	37
Pension liability	(6,552)	(4,315)	(2,237)	(7,640)	(4,838)	(2,802)

The fair value of plan assets, DBO and funded status as of September 30, 2009 amounted to €21,990 million, €26,944 million and €(4,954) million, respectively. As of September 30, 2008, the fair value of plan assets, DBO and funded status were €21,002 million, €24,261 million and €(3,259) million. As of September 30, 2007, the fair value of plan assets, DBO and funded status were €24,974 million, €26,829 million and €(1,855) million.

A detailed reconciliation of the changes in the DBO and in plan assets for fiscal 2011 and 2010 as well as additional information by country is provided in the following tables:

(in millions of €)		September 30, 2011			September 30, 2010	
	Total	Domestic	Foreign	Total	Domestic	Foreign
Change in defined benefit obligations:						
Defined benefit obligation at beginning of year	31,475	18,897	12,578	26,944	16,163	10,781
Foreign currency exchange rate changes	234	–	234	714	–	714
Service cost	491	316	175	538	305	233
Interest cost	1,292	768	524	1,417	844	573
Settlements and curtailments	(970)	(18)	(952)	(422)	(1)	(421)
Plan participants' contributions	137	81	56	137	78	59
Amendments and other	98	20	78	32	(2)	34
Actuarial (gains) losses	(1,766)	(1,611)	(155)	3,704	2,499	1,205
Acquisitions	46	25	21	4	3	1
Benefits paid	(1,553)	(1,005)	(548)	(1,512)	(986)	(526)
Divestments	(763)	(326)	(437)	(81)	(6)	(75)
Reclassification to assets and to liabilities associated with assets classified as held for disposal for OSRAM	(1,600)	(523)	(1,077)	–	–	–
Defined benefit obligation at end of year	**27,121**	**16,624**	**10,497**	**31,475**	**18,897**	**12,578**
Germany	*16,624*	*16,624*		*18,897*	*18,897*	
U.S.	*3,429*		*3,429*	*4,043*		*4,043*
U.K.	*3,053*		*3,053*	*3,585*		*3,585*
Other	*4,015*		*4,015*	*4,950*		*4,950*

(in millions of €)		September 30, 2011			September 30, 2010	
	Total	Domestic	Foreign	Total	Domestic	Foreign
Change in plan assets:						
Fair value of plan assets at beginning of year	24,107	14,059	10,048	21,990	13,290	8,700
Foreign currency exchange rate changes	208	–	208	618	–	618
Expected return on plan assets	1,475	886	589	1,395	841	554
Actuarial gains (losses) on plan assets	(1,653)	(1,357)	(296)	941	559	382
Acquisitions and other	79	1	78	77	–	77
Settlements	(773)	–	(773)	(172)	–	(172)
Employer contributions	849	276	573	658	245	413
Plan participants' contributions	137	81	56	137	78	59
Benefits paid	(1,470)	(973)	(497)	(1,445)	(953)	(492)
Divestments and other	(766)	(273)	(493)	(92)	(1)	(91)
Reclassification to assets and to liabilities associated with assets classified as held for disposal for OSRAM	(1,228)	(391)	(837)	–	–	–
Fair value of plan assets at end of year	**20,965**	**12,309**	**8,656**	**24,107**	**14,059**	**10,048**
Germany	*12,309*	*12,309*		*14,059*	*14,059*	
U.S.	*2,346*		*2,346*	*2,952*		*2,952*
U.K.	*3,201*		*3,201*	*3,256*		*3,256*
Other	*3,109*		*3,109*	*3,840*		*3,840*

The total defined benefit obligation at the end of the fiscal year includes €8,443 million for active employees, €3,446 million for former employees with vested benefits and €15,232 million for retirees and surviving dependents.

In fiscal 2011, the DBO decreased due to an increase in discount rate for the domestic and some foreign pension plans. Also in fiscal 2011, the DBO and the fair value of plan assets decreased by €741 million and €735 million due to the disposal of Siemens IT Solutions and Services pension liabilities and plan assets. These effects are included in line items Divestments and Divestments and other in the tables above. Furthermore, in fiscal 2011, Siemens transferred pension liabilities and plan assets of its major pension plan in the Netherlands to the industry pension fund PME. The PME will be accounted for as a defined contribution plan with a resulting decrease in DBO and plan assets. The DBO and plan asset transfer amounted to both €753 million and is included in line items Settlements and curtailments and Settlements in the tables above. In addition, a settlement gain of €68 million was recognized in equity and is included in line item Actuarial (gains) losses in the first table above. Furthermore, line item Settlements and curtailments in fiscal 2011, includes €(122) million resulting from the disposal of pension liabilities of Siemens IT Solutions and Services. In fiscal 2010, the DBO increased due to a decrease in discount rate for the domestic and foreign pension plans. Line item Settlements and curtailments in fiscal 2010, in the table above, includes €(193) million resulting from a curtailment of two defined benefit pension plans in the U.S. and €(109) million due to a partial settlement of pension plans in Canada.

Employer contributions expected to be paid to the funded pension plans during fiscal 2012 are €650 million, therein €276 million to the domestic pension plans and €374 million to the foreign pension plans. Line item Employer contributions in fiscal 2010, includes supplemental employer contributions in the U.K. The amount of €(93) million in line item Settlements in fiscal 2010, is due to the partial settlement of pension plans in Canada.

PENSION BENEFITS: COMPONENTS OF NPBC

The components of the NPBC for the fiscal years ended September 30, 2011 and 2010 are as follows:

	Year ended September 30, 2011			Year ended September 30, 2010		
(in millions of €)	Total	Domestic	Foreign	Total	Domestic	Foreign
Service Cost	431	283	148	481	287	194
Interest Cost	1,189	733	456	1,293	802	491
Expected return on plan assets	(1,364)	(847)	(517)	(1,281)	(801)	(480)
Amortization of past service cost (benefits)	12	20	(8)	20	–	20
Loss (gain) due to settlements and curtailments	(8)	–	(8)	(203)	–	(203)
Net periodic benefit cost	**260**	**189**	**71**	**310**	**288**	**22**
Germany	*189*	*189*		*288*	*288*	
U.S.	*20*		*20*	*(48)*		*(48)*
U.K.	*(2)*		*(2)*	*13*		*13*
Other	*53*		*53*	*57*		*57*

In addition to net periodic benefit cost for continuing operations presented in the table above, €(70) million and €44 million were recognized for Siemens IT Solutions and Services and for OSRAM for the years ended September 30, 2011 and 2010. The amount of €(70) million for the year ended September 30, 2011, includes €122 million settlement gain resulting from the disposal of pension liabilities of Siemens IT Solutions and Services.

Line item Net periodic benefit cost in fiscal 2010, in the table above, includes a €193 million curtailment gain resulting from a freeze of two defined benefit pension plans in the U.S. Employees will keep benefits earned, however, will not earn future benefits under these plans. Instead, employer contributions will be made to existing defined contribution plans.

PENSION BENEFITS: AMOUNTS RECOGNIZED IN THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

The actuarial gains and losses on defined benefit pension plans recognized in the Consolidated Statements of Comprehensive Income for the fiscal years ended September 30, 2011 and 2010, were as follows:

	Year ended September 30, 2011			Year ended September 30, 2010		
(in millions of €)	Total	Domestic	Foreign	Total	Domestic	Foreign
Actuarial losses (gains)	(113)	(254)	141	2,763	1,940	823
Effects in connection with asset ceiling	18	–	18	6	–	6
Income tax effect	146	227	(81)	(824)	(594)	(230)
Net amount recognized in the Consolidated Statements of Comprehensive Income, net of tax	**51**	**(27)**	**78**	**1,945**	**1,346**	**599**
Germany	*(27)*	*(27)*		*1,346*	*1,346*	
U.S.	*228*		*228*	*138*		*138*
U.K.	*(208)*		*(208)*	*71*		*71*
Other	*58*		*58*	*390*		*390*

For the year ended September 30, 2011, cumulative income or expense of €(6) million is recognized in line item Net amount recognized in the Consolidated Statements of Comprehensive Income, net of tax which relates to OSRAM.

PENSION BENEFITS: ASSUMPTIONS FOR THE CALCULATION OF THE DBO AND NPBC

Assumed discount rates, compensation increase rates and pension progression rates used in calculating the DBO together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the retirement plans are situated or where plan assets are invested as well as capital market expectations.

The weighted-average discount rate used for the actuarial valuation of the DBO at period-end and the expected return on plan assets for the fiscal year ending at period-end were as follows:

	Year ended September 30, 2011			Year ended September 30, 2010		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Discount rate	4.5%	4.7%	4.3%	4.2%	4.0%	4.4%
Germany	*4.7%*	*4.7%*		*4.0%*	*4.0%*	
U.S.	*4.10%*		*4.10%*	*4.80%*		*4.80%*
U.K.	*5.7%*		*5.7%*	*5.3%*		*5.3%*
Expected return on plan assets	6.3%	6.5%	6.1%	6.4%	6.5%	6.2%
Germany	*6.5%*	*6.5%*		*6.5%*	*6.5%*	
U.S.	*6.95%*		*6.95%*	*6.95%*		*6.95%*
U.K.	*6.0%*		*6.0%*	*6.0%*		*6.0%*

The rates of compensation increase for countries with significant effects with regard to this assumption were as follows for the years ended September 30, 2011 and 2010: U.S.: 3.50% and 3.52%, U.K.: 5.00% and 5.00%, Switzerland: 1.5% and 1.5%, Netherlands: 2.95% and 2.95%. The compensation increase rate for the domestic pension plans for the year ended September 30, 2011, was 2.25% (2010: 2.25%). However, due to the implementation of the BSAV, the effect of the compensation increase on the domestic pension plans is substantially eliminated. The rates of pension progression for countries with significant effects with regard to this assumption were as follows for the years ended September 30, 2011 and 2010: Germany: 1.75% and 1.75%, U.K.: 3.1% and 3.1% and for the Netherlands for the year ended September 30, 2010, 1.61%.

The assumptions used for the calculation of the DBO as of the period-end of the preceding fiscal year are used to determine the calculation of interest cost and service cost of the following year. The total expected return for the fiscal year will be based on the expected rates of return for the respective year multiplied by the fair value of plan assets at the preceding fiscal years period-end date. The fair value and thus the expected return on plan assets are adjusted for significant events after the fiscal year end, such as a supplemental funding.

The discount rate assumptions reflect the rates available on high-quality corporate bonds or government bonds of consistent duration and currency at the period-end date. The expected return on plan assets is determined on a uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. In fiscal 2011 and fiscal 2010, the expected return on plan assets remained primarily unchanged. Changes of other actuarial assumptions not mentioned above, such as employee turnover, mortality, disability, etc., had an only minor effect on the overall DBO as of September 30, 2011.

Experience adjustments, which result from differences between the actuarial assumptions and the actual occurrence, decreased the DBO by 0.6% in fiscal 2011, did not affect the DBO in fiscal 2010, decreased the DBO by 0.5% in fiscal 2009, increased the DBO by 0.4% in fiscal 2008 and did not affect the DBO in fiscal 2007.

PENSION BENEFITS: SENSITIVITY ANALYSIS

A one-percentage-point change of the established assumptions mentioned above, used for the calculation of the NPBC for fiscal 2012, or a change in the fair value of plan assets of €500 million, as of September 30, 2011, respectively, would result in the following increase (decrease) of the fiscal 2012 NPBC:

	Effect on NPBC 2012 due to a one-percentage-point/€500	
(in millions of €)	increase	decrease
Discount rate	57	(72)
Expected return on plan assets	(189)	189
Rate of compensation increase	18	(15)
Rate of pension progression	124	(96)
Fair value of plan assets	(32)	32

Increases and decreases in the discount rate, rate of compensation increase and rate of pension progression which are used in determining the DBO do not have a symmetrical effect on NPBC primarily due to the compound interest effect created when determining the net present value of the future pension benefit. If more than one of the assumptions were changed simultaneously, the cumulative impact would not necessarily be the same as if only one assumption was changed in isolation.

PENSION BENEFITS: PLAN ASSETS

The asset allocation of the plan assets of the pension benefit plans as of the period-end date in fiscal 2011 and 2010, as well as the target asset allocation for fiscal year 2012, are as follows:

Asset class	Target asset allocation September 30, 2012	September 30, 2011 Total	Domestic	Foreign	Asset allocation September 30, 2010 Total	Domestic	Foreign
Equity	20 – 50%	28%	29%	27%	27%	27%	28%
Fixed income	40 – 70%	62%	63%	62%	62%	62%	61%
Real estate	5 – 15%	7%	6%	8%	7%	6%	9%
Cash and other assets	0 – 15%	3%	2%	3%	4%	5%	2%
		100%	100%	100%	100%	100%	100%

Derivatives are reported under the asset class whose risk is hedged. Current asset allocation is composed of high quality government and selected corporate bonds. Siemens constantly reviews the asset allocation in light of the duration of its pension liabilities and analyzes trends and events that may affect asset values in order to initiate appropriate measures at a very early stage.

The plan assets include own shares and debt instruments of the Company with a fair value of €78 million and €68 million as of September 30, 2011 and 2010.

The following table shows the actual return on plan assets in fiscal 2011 and 2010:

(in millions of €)	Year ended September 30, 2011 Total	Domestic	Foreign
Actual return on plan assets	(178)	(471)	293

(in millions of €)	Year ended September 30, 2010 Total	Domestic	Foreign
Actual return on plan assets	2,336	1,400	936

Line item Actual return on plan assets for the year ended September 30, 2011, includes €10 million related to OSRAM.

The actual return over the last twelve months amounted to a negative 0.8% or €(178) million compared to an expected return of 6.4% or €1,475 million. The experience adjustment arising on plan assets was (7.2)% in fiscal 2011 (fiscal 2010: 4.4%; fiscal 2009: 3.5%; fiscal 2008: (16.2)%; fiscal 2007: (0.9)%). For the domestic pension plans, €(471) million or (3.5)% was realized, as compared to an expected return on plan assets of 6.5% or an amount of €886 million that was included in the NPBC. For the foreign pension plans, €293 million or 3.1% was realized, as compared to an expected return on plan assets of 6.1% or an amount of €589 million that was included in the NPBC.

PENSION BENEFITS: PENSION BENEFIT PAYMENTS

The following overview comprises pension benefits paid out of the pension benefit plans during the years ended September 30, 2011 and 2010, and expected pension payments for the next five years and in the aggregate for the five years thereafter (undiscounted):

Amounts presented for the years ended September 30, 2011 and 2010 in the table include amounts related to Siemens IT Solutions and Services and OSRAM.

(in millions of €)	Total	Domestic	Foreign
Pension benefits paid			
2010	1,512	986	526
2011	1,553	1,005	548
Expected pension payments			
2012	1,482	997	485
2013	1,516	986	530
2014	1,535	991	544
2015	1,559	1,007	552
2016	1,577	1,004	573
2017 – 2021	8,240	5,192	3,048

As pension benefit payments for Siemens' funded pension benefit plans reduce the DBO and plan assets by the same amount, there is no impact on the funded status of such plans.

OTHER POST-EMPLOYMENT BENEFITS

Beginning with fiscal 2011, figures presented cover both principal and non-principal pension benefits provided by Siemens. In Germany, employees who entered into the Company's employment on or before September 30, 1983, are entitled to transition payments for the first six months after retirement equal to the difference between their final compensation and the retirement benefits payable under the corporate pension plan. Certain foreign companies, primarily in the U.S. and Canada, provide other post-employment benefits in the form of medical, dental and life insurance. The amount of obligations for other post-employment benefits in the form of medical and dental benefits specifically depends on the expected cost trend in the healthcare sector. To be entitled to such healthcare benefits, participants must contribute to the insurance premiums. Participant contributions are based on specific regulations of cost sharing which are defined in the benefit plans. The Company has the right to adjust the cost allocation at any time, generally this is done on an annual basis. Premiums for life insurance benefits are paid solely by the Company.

The Company's other post-employment benefits are illustrated in detail in the subsequent sections with regard to:

> Obligations, plan assets and funded status,
> Components of NPBC,
> Amounts recognized in the Consolidated Statements of Comprehensive Income,
> Assumptions used in the calculation of the DBO and the NPBC,
> Sensitivity analysis, and
> Benefit payments.

OTHER POST-EMPLOYMENT BENEFITS: OBLIGATIONS, PLAN ASSETS AND FUNDED STATUS

The funded status of plan assets and a reconciliation of the funded status to the amounts recognized in the Consolidated Statements of Financial Position are as follows:

	September 30, 2011			September 30, 2010		
(in millions of €)	Total	Domestic	Foreign	Total	Domestic	Foreign
Fair value of plan assets	4	–	4	4	–	4
Total defined benefit obligation	764	307	457	838	350	488
Defined benefit obligation (funded)	*286*	*–*	*286*	*278*	*–*	*278*
Defined benefit obligation (unfunded)	*478*	*307*	*171*	*560*	*350*	*210*
Funded status	(760)	(307)	(453)	(834)	(350)	(484)
Unrecognized past service cost (benefits)	6	–	6	8	–	8
Net amount recognized	(754)	(307)	(447)	(826)	(350)	(476)

The following tables shows a detailed reconciliation of the changes in the benefit obligation and in plan assets for other post-employment benefits for the years ended September 30, 2011 and 2010:

	September 30, 2011			September 30, 2010		
(in millions of €)	Total	Domestic	Foreign	Total	Domestic	Foreign
Change in benefit obligations:						
Defined benefit obligation at beginning of year	838	350	488	742	333	409
Foreign currency exchange rate changes	2	–	2	25	–	25
Service cost	22	10	12	25	10	15
Interest cost	38	14	24	43	17	26
Settlements and curtailments	(11)	(2)	(9)	(7)	(5)	(2)
Plan amendments and other	2	–	2	(6)	–	(6)
Actuarial (gains) losses	(24)	(18)	(6)	77	25	52
Acquisitions	3	3	–	–	–	–
Benefits paid	(56)	(28)	(28)	(61)	(30)	(31)
Divestments	(12)	(11)	(1)	–	–	–
Reclassification to assets and to liabilities associated with assets classified as held for disposal for OSRAM	(38)	(11)	(27)	–	–	–
Defined benefit obligation at end of year	**764**	**307**	**457**	**838**	**350**	**488**

	September 30, 2011			September 30, 2010		
(in millions of €)	Total	Domestic	Foreign	Total	Domestic	Foreign
Change in plan assets:						
Fair value of plan assets at beginning of year	4	–	4	3	–	3
Actual return on plan assets	–	–	–	1	–	1
Employer contributions	24	–	24	27	–	27
Benefits paid	(24)	–	(24)	(27)	–	(27)
Fair value of plan assets at end of year	**4**	**–**	**4**	**4**	**–**	**4**

OTHER POST-EMPLOYMENT BENEFITS: COMPONENTS OF NPBC

The components of the NPBC for other post-employment benefits for the years ended September 30, 2011 and 2010, are as follows:

	Year ended September 30, 2011			Year ended September 30, 2010		
(in millions of €)	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	21	10	11	24	10	14
Interest cost	36	13	23	41	17	24
Amortization of unrecognized past service cost (benefits)	4	–	4	2	–	2
Loss (gain) due to settlements and curtailments	(10)	–	(10)	(5)	–	(5)
Net periodic benefit cost	**51**	**23**	**28**	**62**	**27**	**35**

In addition to net periodic benefit cost for continuing operations presented in the table above, less than a million and €(2) million were recognized for Siemens IT Solutions and Services and for OSRAM for the years ended September 30, 2011 and 2010.

OTHER POST-EMPLOYMENT BENEFITS: AMOUNTS RECOGNIZED IN THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

The actuarial gains and losses on other post-employment benefit plans recognized in the Consolidated Statements of Comprehensive Income for the fiscal years ended September 30, 2011 and 2010 were as follows:

	Year ended September 30, 2011			Year ended September 30, 2010		
(in millions of €)	Total	Domestic	Foreign	Total	Domestic	Foreign
Actuarial losses (gains)	(24)	(18)	(6)	77	25	52
Income tax effect	7	5	2	(27)	(8)	(19)
Net amount recognized in the Consolidated Statements of Comprehensive Income, net of tax	**(17)**	**(13)**	**(4)**	**50**	**17**	**33**
Germany	*(13)*	*(13)*		*17*	*17*	
U.S.	*–*		*–*	*21*		*21*
Canada	*(1)*		*(1)*	*7*		*7*
Other	*(3)*		*(3)*	*5*		*5*

For the year ended September 30, 2011, cumulative income or expense of less than a million is recognized in line item Net amount recognized in the Consolidated Statements of Comprehensive Income, net of tax which relates to OSRAM.

OTHER POST-EMPLOYMENT BENEFITS: ASSUMPTIONS USED IN THE CALCULATION OF THE DBO AND NPBC

Discount rates and other key assumptions used for transition payments in Germany are the same as those utilized for domestic pension benefit plans.

The weighted-average assumptions used in calculating the actuarial values for the post-employment healthcare and life insurance benefits are as follows:

	Year ended September 30, 2011	Year ended September 30, 2010
Discount rate	4.57%	5.18%
U.S.:		
Medical trend rates (initial/ultimate/year):		
Medicare ineligible pre-65	9%/5%/2020	8%/5%/2017
Medicare eligible post-65	8.5%/5%/2019	8.5%/5%/2018
Dental trend rates (initial/ultimate/year)	6%/5%/2021	6%/5%/2021
Canada:		
Medical trend rates (initial/ultimate/year)	9%/5%/2019	5%
Drug trend rates (initial/ultimate/year)	9%/5%/2019	5%
Dental trend rates	4%	4%

Experience adjustments, which result from differences between the actuarial assumptions and the actual occurrence, decreased the DBO by 3.0% in fiscal 2011, increased the DBO by 0.5% in fiscal 2010 and decreased the DBO by 1.6%, 0.9% and 0.3% in fiscal 2009, 2008 and 2007, respectively.

OTHER POST-EMPLOYMENT BENEFITS: SENSITIVITY ANALYSIS

The health care assumptions may be significantly influenced by the expected progression in health care expense. A one-percentage-point change in the healthcare trend rates would have resulted in the following increase (decrease) of the defined benefit obligation and the service and interest cost as of and for the year ended September 30, 2011:

	September 30, 2011 One-percentage-point	
(in millions of €)	increase	decrease
Effect on defined benefit obligation	20	(14)
Effect on total of service and interest cost components	2	(1)

OTHER POST-EMPLOYMENT BENEFITS: BENEFIT PAYMENTS

The following overview comprises benefit payments for other post-employment benefits paid out of the other defined benefit post-employment plans during the years ended September 30, 2011 and 2010, and expected pension payments for the next five years and in the aggregate for the five years thereafter (undiscounted):

(in millions of €)	Total	Domestic	Foreign
Payments for other post-employment benefits			
2010	61	30	31
2011	56	28	28
Expected payments for other post-employment benefits			
2012	69	39	30
2013	51	24	27
2014	56	28	28
2015	62	33	29
2016	63	34	29
2017 – 2021	332	182	150

Amounts presented for the years ended September 30, 2011 and 2010 in the table above include amounts related to Siemens IT Solutions and Services and OSRAM.

Since the benefit obligations for other post-employment benefits are generally not funded, such payments will impact the current operating cash flow of the Company.

DEFINED CONTRIBUTION PLANS AND STATE PLANS

The amount recognized as an expense for defined contribution plans amounted to €437 million in fiscal 2011 and €334 million in fiscal 2010, respectively. Contributions to state plans amounted to €1,528 million in fiscal 2011 and €1,453 million in fiscal 2010, respectively.

25 – Provisions

(in millions of €)	Warranties	Order related losses and risks	Asset retirement obligations	Other	Total
Balance as of October 1, 2010	3,591	2,017	1,053	1,809	8,470
Additions	1,632	1,094	7	1,157	3,890
Usage	(835)	(628)	(9)	(410)	(1,882)
Reversals	(845)	(384)	(11)	(318)	(1,558)
Translation differences	3	(13)	–	(5)	(15)
Accretion expense and effect of changes in discount rates	2	10	90	3	105
Other changes	(42)	(79)	–	(67)	(188)
Balance as of September 30, 2011	**3,506**	**2,017**	**1,130**	**2,169**	**8,822**
Thereof non-current	*1,091*	*595*	*1,111*	*857*	*3,654*

(in millions of €)	Warranties	Order related losses and risks	Asset retirement obligations	Other	Total
Balance as of October 1, 2009	3,000	1,662	816	1,484	6,962
Additions	1,797	1,129	1	851	3,778
Usage	(718)	(526)	(10)	(283)	(1,537)
Reversals	(554)	(286)	(62)	(297)	(1,199)
Translation differences	70	31	2	41	144
Accretion expense and effect of changes in discount rates	2	6	295	7	310
Other changes	(6)	1	11	6	12
Balance as of September 30, 2010	**3,591**	**2,017**	**1,053**	**1,809**	**8,470**
Thereof non-current	*1,103*	*642*	*1,033*	*554*	*3,332*

In fiscal 2011, item Other changes contains reclassifications to line item Liabilities associated with assets classified as held for disposal including the disposal of those entities of €200 million.

Except for asset retirement obligations (see discussion below), the majority of the Company's provisions are generally expected to result in cash outflows during the next one to 15 years.

Warranties – mainly relate to products sold. See ▷ *Note 2 Summary of significant accounting policies* at product related expenses for further information concerning our policy for estimating warranty provisions.

Order related losses and risks – are provided for anticipated losses and risks on uncompleted construction, sales and leasing contracts.

In fiscal 2011, Siemens reevaluated the commercial feasibility of particle therapy for general patient treatment. Going forward, Siemens will shift the focus of certain particle therapy projects primarily to research. In accordance with project accounting rules, Siemens took project charges and reduced third-quarter revenue in Imaging & Therapy Systems of the Healthcare Sector by the amount of revenue recognized from the projects in prior periods and set up provisions. Total pretax effects on the Consolidated Statement of Income in fiscal 2011 relating to the shifted focus in the third quarter of fiscal 2011 is €381 million including provisions for order related losses and risks.

Asset retirement obligations – The Company is subject to asset retirement obligations related to certain items of property, plant and equipment. Such asset retirement obligations

are primarily attributable to environmental clean-up costs which amounted to €1,079 million and €1,004 million, respectively, as of September 30, 2011 and 2010 (the non-current portion thereof being €1,069 million and €992 million, respectively) and to costs primarily associated with the removal of leasehold improvements at the end of the lease term amounting to €51 million and €49 million, respectively, as of September 30, 2011 and 2010 (the non-current portion thereof being €42 million and €41 million, respectively).

Environmental clean-up costs relate to remediation and environmental protection liabilities which have been accrued based on the estimated costs of decommissioning facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany (Hanau facilities), as well as a nuclear research and service center in Karlstein, Germany (Karlstein facilities). According to the German Atomic Energy Act, when such a facility is closed, the resulting radioactive waste must be collected and delivered to a government-developed final storage facility. In this regard, the Company has developed a plan to decommission the Hanau and Karlstein facilities in the following steps: clean-out, decontamination and disassembly of equipment and installations, decontamination of the facilities and buildings, sorting of radioactive materials, and intermediate and final storage of the radioactive waste. This process will be supported by continuing engineering studies and radioactive sampling under the supervision of German federal and state authorities. The decontamination, disassembly and sorting activities are planned to continue until 2015; thereafter, the Company is responsible for intermediate storage of the radioactive materials until a final storage facility is available. With respect to the Hanau facility, the process of setting up intermediate storage for radioactive waste has nearly reached completion; on September 21, 2006, the Company received official notification from the authorities that the Hanau facility has been released from the scope of application of the German Atomic Energy Act and that its further use is unrestricted. The ultimate costs of the remediation are contingent on the decision of the federal government on the location of the final storage facility and the date of its availability. Consequently, the provision is based on a number of significant estimates and assumptions.

In fiscal 2011, the parameters related to the life-span of the German nuclear reactors generally changed to a planned phase-out until 2022. Using the input of an independent advisor, management updated its valuation of the liability, accordingly. The valuation uses revised assumptions to reflect current and detailed cost estimates as well as a shorter time span of future cash outflows, reflecting the shorter life-span of the German nuclear reactors. The updated valuation as of September 30, 2011 assumes a continuous outflow until 2075 instead of 2084 in the prior valuation. The change in estimates resulted in a minor adjustment of the related provision.

In fiscal 2010, several parameters relating to the development of a final storage facility for radioactive waste were specified on the so called "Schacht Konrad" final storage. Using the input of an independent advisor, management adjusted its valuation of the liability in fiscal 2010. The valuation used revised assumptions to reflect more current and detailed cost estimates, price inflation and discount rates as well as a longer spread of future cash outflows. While the valuation as of September 30, 2009 assumed a lump sum payment in 2033 related to the costs for the final storage, the updated accounting estimates applied as of the third quarter of fiscal 2010 assume a continuous outflow until 2084 related to the costs for dismantling as well as intermediate and final storage. The change in estimates resulted in a decrease of the related provision of €60 million.

The determination of the provisions related to major asset retirement obligations will continue to involve significant estimates and assumptions. Uncertainties surrounding the amount to be recognized include, for example, the estimated costs of decommissioning because of the long time frame over which future cash outflows are expected to occur. Amongst others, the estimated cash outflows related to the asset retirement obligation could alter significantly if, and when, political developments affect the government's plans to develop the so called Schacht Konrad. As of September 30, 2011 and 2010, the provision totals €1,079 million and €1,004 million, respectively, and is recorded net of a present value discount of €1,606 million and €1,924 million, respectively. The total expected payments for each of the next five fiscal years and the total thereafter are €26 million, €26 million, €29 million, €31 million, €28 million and €2,545 million.

The Company recognizes the accretion of the provision for asset retirement obligations using the effective interest method applying current interest rates prevailing at the period-end date. In fiscal 2011 and 2010, the Company recognized €24 million and €30 million, respectively in accretion expense in line item Other Financial income (expense), net. Changes in discount rates increased the carrying amount of provisions by €66 million and €265 million as of September 30, 2011 and 2010, respectively.

Other – Other includes transaction-related and post-closing provisions in connection with portfolio activities.

26 – Other liabilities

(in millions of €)	September 30, 2011	2010
Employee related liabilities	461	685
Deferred income	237	274
Other	1,169	1,321
	1,867	2,280

27 – Equity

COMMON STOCK

Siemens common stock is composed of no par value shares with a notional value of €3.00 per share. Each share of common stock is entitled to one vote.

The following table provides a summary of outstanding capital and the changes in authorized and conditional capital for fiscal years 2011 and 2010:

	Common stock (authorized and issued)		Authorized capital (not issued)		Conditional capital (not issued)	
	in thousands of €	in thousands shares	in thousands of €	in thousands shares	in thousands of €	in thousands shares
As of September 30, 2009	2,742,610	914,203	591,930	197,310	757,517	252,506
Expired or cancelled capital	–	–	–	–	(600,000)	(200,000)
Newly approved capital	–	–	–	–	600,000	200,000
As of September 30, 2010	2,742,610	914,203	591,930	197,310	757,517	252,506
Expired or cancelled capital	–	–	(71,130)	(23,710)	–	–
Newly approved capital	–	–	90,000	30,000	270,000	90,000
As of September 30, 2011	2,742,610	914,203	610,800	203,600	1,027,517	342,506

AUTHORIZED CAPITAL (NOT ISSUED)

The Company's shareholders authorized the Managing Board, with the approval of the Supervisory Board, to increase capital stock through the issuance of no par value shares registered in the names of the holders and to determine the further content of the rights embodied in the shares and the terms and conditions of the share issue as follows:

(1) Authorized Capital 2011 by up to €90 million through the issuance of up to 30 million shares for contributions in cash. The authorization was granted on January 25, 2011 and expires on January 24, 2016. This authorization followed the expiration of Authorized Capital 2006, see (3). In accordance with Authorized Capital 2011 new shares can be issued solely to employees of Siemens AG and its subsidiaries. Preemptive rights of existing shareholders are excluded.

(2) Authorized Capital 2009 by up to €520.8 million through the issuance of up to 173.6 million shares for contributions in cash and/or in kind (Authorized Capital 2009). The authorization was granted on January 27, 2009 and expires on January 26, 2014. With the approval of the Supervisory Board, the Managing Board can exclude shareholders' preemptive rights for capital increases in the form of contributions in kind and in certain pre-stipulated circumstances for contributions in cash.

(3) Authorized Capital 2006, granted in January 2006, expired in January 2011. It granted the right to increase capital stock by up to €75 million through issuing up to 25 million shares for contributions in cash. As of September 30, 2010, €71.1 million representing 23.71 million shares were available for issuance. Pre-emptive rights of existing shareholders were excluded.

CONDITIONAL CAPITAL (NOT ISSUED)

Conditional Capital is provided for the purpose of a) serving the issuance of bonds with conversion rights and (or) with warrants, b) accommodating the exercise of stock option plans and c) settling claims of former Siemens Nixdorf Informationssysteme AG (SNI AG) shareholders.

(1) Conditional Capital 2011 to service the issuance of bonds with conversion rights and / or with warrants or a combination thereof in an aggregate principal amount of up to €15 billion, entitling the holders to subscribe to up to 90 million shares of Siemens AG with no par value, representing up to €270 million of capital stock. The authorization to issue such bonds was granted in January 2011 and will expire on January 24, 2016.

(2) Conditional Capital to service the issuance of bonds with conversion rights and / or with warrants in an aggregate principal amount of up to €15 billion, entitling the holders to subscribe to up to 200 million shares of Siemens AG with no par value, representing up to €600 million of capital stock (Conditional Capital 2010). The authorization to issue such bonds was granted on January 26, 2010 and will expire on January 25, 2015.

(3) Conditional Capital to service the 2001 and 1999 Siemens Stock Option Plans amounts to €157 million, representing 52.32 million shares of Siemens AG as of September 30, 2011 and 2010. Of the €157 million Conditional capital, €147 million, representing 49 million shares, is reserved to solely service the 2001 Siemens Stock Option Plan and €10 million, representing 3.32 million shares, services both the 2001 and 1999 Siemens Stock Option Plans. The last tranche of stock options expired in November 2010 and from that date on, no further shares are to be issued, see ▷ Note 34 Share-based payment for further information on stock options.

(4) Conditional Capital provided to issue shares to settle claims offered to former SNI AG shareholders who had not tendered their SNI AG share certificates amounts to €0.6 million, representing 189 thousand shares as of September 30, 2011 and 2010. Such rights to claim Siemens shares expired in 2007 and no further shares are to be issued.

TREASURY STOCK

The Company is authorized by its shareholders to acquire treasury stock of up to 10% of its capital stock existing at the date of the shareholders' resolution, which represents up to 91,420,342 Siemens shares or – if this value is lower – as of the date on which the authorization is exercised. The authorization became effective on March 1, 2011 and remains in force through January 24, 2016. The previous authorization, granted at the Shareholders' Meeting on January 26, 2010, terminated as of the effective date of the new authorization. According to the resolutions, repurchased shares may be (1) sold via a stock exchange or through a public sales offer made to all shareholders; (2) retired; (3) offered for purchase to individuals currently or formerly employed by the Company or any of its subsidiaries or granted and transferred to such individuals with a vesting period of at least two years; (4) offered and transferred with the approval of the Supervisory Board to third parties against contributions in kind, particularly in connection with business combinations or the acquisition of companies, businesses, parts of businesses or interests therein; (5) with the approval of the Supervisory Board sold to third parties against payment in cash if the price at which such Siemens shares are to be sold is not significantly lower than the market price of the Siemens stock at the time of selling; or (6) used to service convertible bonds or warrants granted by the Company or any of its subsidiaries and, (7) regarding the 2010 resolution, used to meet the obligations under the 2001 Siemens Stock Option Plan. In addition, the Supervisory Board is authorized to offer repurchased shares to members of the Managing Board within the framework of Managing Board compensation.

The current authorization to acquire Siemens shares is supplemented by an authorization to repurchase up to five percent of its capital stock existing at the date of the shareholders' resolution by using equity derivatives or forward purchases with a maximum maturity term of 18 months; the repurchase of treasury stock upon the exercise of such instruments shall be no later than January 24, 2016. The previous authorization was supplemented by an authorization to repurchase up to half of those shares by using equity derivatives, such as put and call options and a combination of put and call options; the term of such options had to be chosen in a way that any repurchase of the Company's own shares upon the exercise of the option would take place no later than on the expiration date of the supplemented authorization.

In November 2007, the Company announced a share buy back program. Under the program, the Company originally expected to conduct share repurchases with a total volume of up to €10 billion by 2010 for the purpose of cancellation and reduction of capital stock and, to a lesser extent, to fulfill obligations arising out of stock based compensation programs. As of September 30, 2010, 56,201,421 treasury shares amounting to €4,350 million have been repurchased.

In fiscal 2011, 4,414,342 shares were transferred in connection with equity settled share-based payment plans see ▷ *Note 34 Share-based payment* for additional information. As of September 30, 2011, 39,952,074 shares remained in treasury with a carrying amount of €3,037 million. In fiscal 2010, 3,411,245 shares were transferred in connection with equity settled share-based payment plans. As of September 30, 2010, 44,366,416 shares remained in treasury with a carrying amount of €3,373 million.

OTHER COMPREHENSIVE INCOME, NET OF TAX

The changes in line item Other comprehensive income, net of tax including non-controlling interest holders are as follows:

	Year ended September 30, 2011			Year ended September 30, 2010		
(in millions of €)	Pretax	Tax effect	Net	Pretax	Tax effect	Net
Unrealized holding gains (losses) on available-for-sale financial assets	(42)	5	(37)	41	(4)	37
Reclassification adjustments for gains (losses) included in net income	(29)	7	(22)	(24)	6	(18)
Net unrealized gains (losses) on available-for-sale financial assets	(71)	12	(59)	17	2	19
Unrealized gains (losses) on derivative financial instruments	(35)	18	(17)	(163)	39	(124)
Reclassification adjustments for gains (losses) included in net income	(148)	44	(104)	(36)	11	(25)
Net unrealized gains (losses) on derivative financial instruments	(183)	62	(121)	(199)	50	(149)
Foreign-currency translation differences	129	–	129	1,220	–	1,220
Actuarial gains and losses on pension plans and similar commitments	103	(168)	(65)	(2,889)	835	(2,054)
Other comprehensive income	(22)	(94)	(116)	(1,851)	887	(964)

As of September 30, 2011 and 2010, cumulative income (expense) of €(71) million and €(36) million is recognised in line item Other comprehensive income which relates to non-current assets or disposal groups classified as held for disposal.

In fiscal 2011, item Actuarial gains and losses on pension plans and similar commitments primarily changed due to an adjustment of the discount rate and due to actual returns varying from expected returns; see ▷ *Note 24 Pension plans and similar commitments* for further information.

Foreign currency translation differences are primarily a result of the strengthening of the US$ in fiscal 2010. Actuarial gains and losses on pension plans and similar commitments primarily changed in fiscal 2010 due to an adjustment of the discount rate and due to actual returns varying from expected returns; see ▷ *Note 24 Pension plans and similar commitments* for further information.

MISCELLANEOUS

Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to shareholders is based upon the earnings of Siemens AG as reported in its statutory financial statements determined in accordance with the German Commercial Code (Handelsgesetzbuch). In fiscal 2011, Siemens AG management distributed an ordinary dividend of €2,356 million (€2.70 per share) of the fiscal 2010 earnings to its shareholders. In fiscal 2010, Siemens AG management distributed an ordinary dividend of €1,388 million (€1.60 per share) of the fiscal 2009 earnings to its shareholders.

The Managing Board and the Supervisory Board proposed a dividend of €3.00 per share of the fiscal 2011 Siemens AG earnings, in total representing approximately €2.6 billion in expected payments. Payment of the proposed dividend is contingent upon approval by the shareholders at the Annual Shareholders' Meeting on January 24, 2012.

28 – Additional capital disclosures

As of September 30, 2011 and 2010, Siemens' capital structure was as follows:

(in millions of €)	September 30, 2011	2010	% Change
Total equity attributable to shareholders of Siemens AG	31,530	28,346	11.2%
As percentage of total capital	64%	59%	
Short-term debt and current maturities of long-term debt	3,660	2,416	
Long-term debt	14,280	17,497	
Total debt	17,940	19,913	(9.9)%
As percentage of total capital	36%	41%	
Total capital (total debt, as stated above, and total equity)	49,470	48,259	2.5%

In fiscal 2011, total equity attributable to shareholders of Siemens AG increased by 11.2% compared to fiscal 2010. Total debt decreased by 9.9% in fiscal 2011. This resulted in an increase in total equity as a percentage of total capital to 63.7% compared to 58.7% in fiscal 2010. Accordingly, total debt as a percentage of total capital decreased to 36.3% from 41.3% in the prior year. For further information on changes in total equity see ▷ Note 27 Equity and on issuance and repayment of debt see ▷ Note 23 Debt.

Siemens has commitments to sell or otherwise issue common shares in connection with share-based compensation plans. In fiscal 2011 and 2010, commitments arising from share-based compensation were met by re-issuing treasury shares. In fiscal 2012, Siemens may again fulfill its commitments arising from share-based compensation by re-issuing treasury shares. For additional information on share-based compensation see ▷ Note 34 Share-based payment and on treasury shares see ▷ Note 27 Equity.

As part of the Company's One Siemens framework for sustainable value creation, Siemens decided to continue to use an indicator for optimizing the capital structure. A key consideration in this regard is maintenance of ready access to the capital markets through various debt products and preservation of the Company's ability to repay and service its debt obligations over time. Siemens set a capital structure target range of 0.5–1.0. The ratio is defined as the item Adjusted industrial net debt divided by the item Adjusted EBITDA. The calculation of the item Adjusted industrial net debt is set forth in the table below. Adjusted EBITDA is defined as adjusted earnings before income taxes (EBIT) before amortization (defined as amortization and impairments, net of reversals, of intangible assets other than goodwill) and depreciation and impairments of property, plant and equipment and goodwill. Adjusted EBIT is defined as line item Income from continuing operations before income taxes less line item Interest income, less line item Interest expense less line item Other financial income (expense), net as well as less line item Income (loss) from investments accounted for using the equity method, net.

(in millions of €)	September 30, 2011	2010
Short-term debt and current maturities of long-term debt	3,660	2,416
Plus: Long-term debt[1]	14,280	17,497
Less: Cash and cash equivalents	(12,468)	(14,108)
Less: Current available-for-sale financial assets	(477)	(246)
Net debt	4,995	5,560
Less: SFS Debt	(12,075)	(10,028)
Plus: Pension plans and similar commitments[2]	7,307	8,464
Plus: Credit guarantees	591	597
Less: 50% nominal amount hybrid bond[3]	(883)	(886)
Less: Fair value hedge accounting adjustment[4]	(1,470)	(1,518)
Adjusted industrial net debt	(1,534)	2,189
Adjusted EBITDA (continuing operations)	10,596	9,805
Adjusted industrial net debt/adjusted EBITDA (continuing operations)	(0.14)	0.22

1 The item Short-term debt and current maturities of long-term debt as well as the item Long-term debt include, in total, fair value hedge accounting adjustments of €1,470 million and €1,518 million for the fiscal years ended September 30, 2011 and 2010, respectively.
2 In fiscal 2011, to consider Siemens' total pension liability, adjusted industrial net debt includes line item Pension plans and similar commitments as presented in the Consolidated Statement of Financial Position. Prior-year amounts are reclassified to conform to the current year presentation.
3 The adjustment for the hybrid bond considers the calculation of this financial ratio applied by rating agencies to classify 50% of the hybrid bond as equity and 50% as debt. This assignment reflects the characteristics of the hybrid bond such as a long maturity date and subordination to all senior and debt obligations.
4 Debt is generally reported at a value representing approximately the amount to be repaid. However for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly the Company deducts these changes in market value in order to end up with an amount of debt that approximately will be repaid. Siemens believes, this is a more meaningful figure for the calculation presented above.

Due to rounding, numbers presented may not add up precisely to totals provided.

A key factor in maintaining a strong financial profile is Siemens' credit rating which is affected by, among other factors, Siemens' capital structure, profitability, ability to generate cash flow, geographic and product diversification as well as Siemens' competitive market position. Siemens' current corporate credit ratings from Moody's Investors Service and Standard & Poor's are noted as follows:

	September 30, 2011		September 30, 2010	
	Moody's Investors Service	Standard & Poor's	Moody's Investors Service	Standard & Poor's
Long-term debt	A1	A+	A1	A+
Short-term debt	P-1	A-1+	P-1	A-1

On November 9, 2007, Moody's applied a long-term credit rating of A1. The rating classification A is the third highest rating within the agency's debt ratings category. The numerical modifier 1 indicates that Siemens' long-term debt ranks in the higher end of the A category. On September 8, 2011 Moody's revised its outlook for Siemens' credit rating from stable to positive. The outlook change recognizes that over the past years, Siemens' large business portfolio has become more balanced and resilient to cyclicality as a result of disposals. Furthermore, it reflects Siemens' strengthened profitability. The Moody's rating outlook is an opinion regarding the likely direction of an issuer's rating over the medium-term. Rating outlooks fall into the following six categories: positive, negative, stable, developing, ratings under review and no outlook.

Moody's Investors Service's rating for the Company's short-term corporate credit and commercial paper is P-1, the highest available rating in the prime rating system, which assesses issuers' ability to honor senior financial obligations and contracts. It applies to senior unsecured obligations with an original maturity of less than one year. On September 8, 2011, Moody's affirmed Siemens' P-1 short-term rating.

On June 5, 2009, Standard & Poor's applied a long-term credit rating of A+. Within Standard & Poor's ratings definitions an obligation rated A has the third highest long-term rating category. The modifier + indicates that Siemens' long-term debt ranks in the upper end of the A category. On April 18, 2011, Standard & Poor's revised its outlook for Siemens' credit rating from stable to positive. The outlook revision reflects Siemens' solid operating and financial performance throughout the 2008 – 2010 global financial and economic downturn. A rating outlook indicates the potential direction of a long-term credit rating over the medium-term. Rating outlooks fall into the following four categories: positive, negative, stable and developing.

Furthermore, Standard & Poor's raised the Company's short-term corporate credit rating from A-1 to A-1+ on April 18, 2011. This is the highest short-term rating within the Standard & Poor's short-term rating scale. The upgrade of the short-term rating is based on Standard & Poor's assessment of the Company's liquidity.

29 – Commitments and contingencies

GUARANTEES AND OTHER COMMITMENTS

The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantee:

	September 30,	
(in millions of €)	2011	2010
Guarantees		
Credit guarantees	591	597
Guarantees of third-party performance	2,643	1,093
HERKULES obligations	2,690	3,090
Other	3,424	3,300
	9,348	8,080

Item Credit guarantees cover the financial obligations of third parties in cases where Siemens is the vendor and / or contractual partner. These guarantees generally provide that in the event of default or non-payment by the primary debtor, Siemens will be required to settle such financial obligations. In addition, Siemens provides credit guarantees generally as credit-line guarantees with variable utilization to joint ventures and associated and other companies see ▷ Note 19 Investments accounted for using the equity method and ▷ Note 39 Related party transactions. The maximum amount of these guarantees is subject to the outstanding balance of the credit or, in case where a credit line is subject to variable utilization, the nominal amount of the credit line. These guar-

antees usually have terms of between one and five years. Except for statutory recourse provisions against the primary debtor, credit guarantees are generally not subject to additional contractual recourse provisions. As of September 30, 2011 and 2010, the Company accrued €39 million and €55 million, respectively, relating to credit guarantees.

Furthermore, Siemens issues guarantees of third-party performance, which include performance bonds and guarantees of advanced payments in cases where Siemens is the general or subsidiary partner in a consortium. In the event of non-fulfillment of contractual obligations by the consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. These agreements span the term of the contract, typically ranging from three months to seven years. Generally, consortium agreements provide for fallback guarantees as a recourse provision among the consortium partners. The increase in item Guarantees of third-party performance results primarily from outstanding guarantees relating to the Siemens IT Solutions and Services business, yet to be transferred to AtoS. In case a beneficiary raises a claim under these guarantees AtoS is required to indemnify Siemens. As of September 30, 2011 and 2010, the Company accrued €69 million and €70 million, respectively, relating to performance guarantees.

In fiscal 2007, The Federal Republic of Germany commissioned a consortium consisting of Siemens and IBM Deutschland GmbH (IBM) to modernize and operate the non-military information and communications technology of the German Federal Armed Forces (Bundeswehr). This project is called HERKULES. A project company, BWI Informationstechnik GmbH (BWI), will provide the services required by the terms of the contract. Siemens is a shareholder in the project company. The total contract value amounts to a maximum of approximately €6 billion. In connection with the consortium and execution of the contract between BWI and the Federal Republic of Germany in December 2006, Siemens issued several guarantees connected to each other legally and economically in favor of the Federal Republic of Germany and of the consortium member IBM. The guarantees ensure that BWI has sufficient resources to provide the required services and to fulfill its contractual obligations. These guarantees are listed as a separate item HERKULES obligations in the table above due to their compound and multilayer nature. Total future payments potentially required by Siemens amount to €2.69 billion and €3.09 billion as of September 30, 2011 and 2010, respectively and will be reduced by approximately €400 million per year over the remaining six-year contract period as of September 30, 2011. Yearly payments under these guarantees are limited to €400 million plus, if applicable, a maximum of €90 million in unused guarantees carried forward from the prior year.

Item Other includes indemnifications issued in connection with dispositions of business entities. Such indemnifications, if customary to the relevant transactions, may protect the buyer from potential tax, legal and other risks in conjunction with the purchased business entity. Indemnifications primarily relate to NSN, disposed of in fiscal 2007, EN, disposed of in fiscal 2008, and to Siemens IT Solutions and Services disposed of in fiscal 2011, which might reach a high triple-digit million € amount, see ▷ Note 4 Acquisitions, dispositions and discontinued operations. As of September 30, 2011 and 2010, the total amount accrued for guarantees in item Other is €620 million and €162 million, respectively.

As of September 30, 2011 and 2010, future payment obligations under non-cancellable operating leases are as follows:

	September 30,	
(in millions of €)	2011	2010
Within one year	716	721
After one year but not more than five years	1,526	1,581
More than five years	826	824
	3,068	3,126

Total operating rental expense for the years ended September 30, 2011 and 2010 was €1,055 million and €1,077 million, respectively.

As of September 30, 2011 and 2010, the Company has commitments to make capital contributions to the equity of various companies of €356 million and €470 million, respectively. The September 30, 2011 and 2010 balance, includes a conditional commitment, proportional to our shareholding, to make capital contributions to EN of €172 million and €172 million. The committed amount is due upon EN making acquisitions or investments.

The Company is jointly and severally liable and has capital contribution obligations as a partner in commercial partnerships and as a participant in various consortiums.

30 – Legal proceedings

PUBLIC CORRUPTION PROCEEDINGS

Governmental and related proceedings

Public prosecutors and other government authorities in jurisdictions around the world are conducting investigations of Siemens and certain of our current and former employees regarding allegations of public corruption, including criminal breaches of fiduciary duty such as embezzlement, as well as bribery, money laundering and tax evasion, among others. These investigations involve allegations of corruption at a number of Siemens' Business Units.

In 2008, Siemens pleaded guilty in federal court in Washington, D.C., to criminal charges of knowingly circumventing and failing to maintain adequate internal controls and failing to comply with the books and records provisions of the U.S. Foreign Corrupt Practices Act (FCPA). In related cases, three Siemens foreign subsidiaries, Siemens S.A. (Argentina), Siemens Bangladesh Ltd. and Siemens S.A. (Venezuela), pleaded guilty to individual counts of conspiracy to violate the FCPA. At the same time, Siemens settled a civil action against it brought by the U.S. Securities and Exchange Commission (SEC). The Munich public prosecutor announced the termination of legal proceedings alleging the failure of the former Managing Board of Siemens AG to fulfill its supervisory duties. Under the terms of the plea and settlement agreements reached in the United States, Siemens has engaged Dr. Theo Waigel, former German federal minister of finance, as Compliance Monitor to evaluate and report, for a period of up to four years, on the Company's progress in implementing and operating its new compliance program. In connection with the settlements and other legal proceedings in Germany, Siemens paid a total of €1.2 billion to authorities in the U.S. and Germany in fiscal 2008 and fiscal 2009.

In May 2011, Siemens AG voluntarily reported a case of attempted public corruption in connection with a 2010 project in Kuwait to the U.S. Department of Justice, the SEC, and the Munich public prosecutor. Siemens is cooperating with the authorities in their ongoing investigations which also relate to certain employees.

In July 2011, the Nuremberg-Fuerth public prosecutor notified Siemens AG of an investigation against several employees in connection with payments related to the healthcare business in the Caribbean. Siemens is cooperating with the public prosecutor.

In July 2011, the Munich public prosecutor notified Siemens AG of an investigation against an employee in connection with payments to a supplier related to the oil and gas business in Central Asia from 2000 to 2009. Siemens is cooperating with the public prosecutor.

As previously reported, the Wuppertal public prosecutor, Germany, was conducting an investigation against Siemens employees regarding allegations that they participated in bribery related to the awarding of an EU contract for the refurbishment of a power plant in Serbia in 2002. In April 2010, the public prosecutor discontinued the investigation.

In October 2011, the Turkish Prime Ministry Inspection Board notified Siemens A.Ş. Turkey of an investigation in connection with alleged bribery in Turkey and Iraq from 1999 to 2007. Siemens is cooperating with the authority.

In 2011, the Brasilia public prosecutor, Brazil, opened proceedings to assess allegations against Siemens in connection with a 2007 metro project.

As previously reported, authorities in Russia were conducting an investigation into alleged misappropriation of public funds in connection with the award of contracts to Siemens for the delivery of medical equipment to public authorities in Yekaterinburg in the years 2003 to 2005. In July 2011, the investigation was closed with respect to all material charges.

As previously reported, in 2008 the São Paulo public prosecutor, Brazil, started certain investigations into the use of business consultants and suspicious payments in connection with the former Transportation Systems Group in or after 2000. Siemens has learned that this investigation was not discontinued in 2009 but treated confidential.

As previously reported, in March 2009, Siemens AG received a decision by the Vendor Review Committee of the United Nations Secretariat Procurement Division (UNPD) suspending Siemens AG from the UNPD vendor database for a minimum period of six months. The suspension applied to contracts with the UN Secretariat and stemmed from Siemens AG's guilty plea in December 2008 to violations of the U.S. Foreign Corrupt Practices Act. In December 2009, Siemens AG filed a request to lift the existing suspension. Effective January 1, 2011, the UNPD lifted the suspension against Siemens AG.

As previously reported, in April 2009, Siemens AG received a "Notice of Commencement of Administrative Proceedings and Recommendations of the Evaluation and Suspension Officer" from the World Bank, which comprises the International Bank for Reconstruction and Development as well as the International Development Association, in connection with allegations of sanctionable practices during the period 2004 to 2006 relating to a World Bank-financed project in Russia. On July 2, 2009, the Company entered into a global settlement agreement with the International Bank for Reconstruction and Development, the International Development Association, the International Finance Corporation and the Multilateral Investment Guarantee Agency (collectively, the World Bank Group) to resolve World Bank Group investigations involving allegations of corruption by Siemens. In the agreement, Siemens voluntarily undertook to refrain from bidding in connection with any project, program, or other investment financed or guaranteed by the World Bank Group (World Bank Projects) for a period of two years, commencing on January 1, 2009 and ending on December 31, 2010. Siemens was not prohibited by the voluntary restraint from continuing work on existing contracts under World Bank Projects or concluded in connection with World Bank Group corporate procurement provided such contracts were signed by Siemens and all other parties thereto prior to January 1, 2009. The agreement provided for exemptions to the voluntary restraint in exceptional circumstances upon approval of the World Bank Group. In addition, Siemens had to withdraw all pending bids, including proposals for consulting contracts, in connection with World Bank Projects and World Bank Group corporate procurement where the World Bank Group had not provided its approval prior to July 2, 2009. Furthermore, Siemens is also required to voluntarily disclose to the World Bank Group any potential misconduct in connection with any World Bank Projects. Finally, Siemens has undertaken to pay US$100 million to agreed anti-corruption organizations over a period of not more than 15 years. In fiscal 2009, the Company took a charge to Other operating expense to accrue a provision in the amount of €53 million relating to the global settlement agreement with the World Bank Group. In November 2009, OOO Siemens Russia and all its controlled subsidiaries were, in a separate proceeding before the World Bank Group, debarred for four years from participating in World Bank Projects. OOO Siemens Russia did not contest the debarment. As of January 1, 2011, Siemens AG and its controlled subsidiaries worldwide (with the exception of OOO Siemens Russia and its own controlled subsidiaries) are no longer prohibited from participating in any World Bank Projects.

As previously reported, Siemens AG had filed a request for arbitration against the Republic of Argentina (Argentina) with the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. Siemens AG claimed that Argentina had unlawfully terminated its contract with Siemens for the development and operation of a system for the production of identity cards, border control, collection of data and voters' registers (DNI project) and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). A unanimous decision on the merits was rendered by the ICSID arbitration tribunal in February 2007, awarding Siemens AG, inter alia, compensation in the amount of US$217.8 million, plus compound interest thereon at a rate of 2.66% since May 18, 2001. Argentinia subsequently filed applications with the ICSID aiming at the annulment and reversal of the decision and a stay of enforcement of the arbitral award. In August 2009, Argentina and Siemens AG reached an agreement to mutually settle the case and discontinue any and all civil proceedings in connection with the case without acknowledging any legal obligations or claims. No payment was made by either party. As previously reported, the Argentinean Anti-Corruption Authority is conducting an investigation into corruption of government officials in connection with the award of the contract for the DNI project to Siemens in 1998. Searches were undertaken at the premises of Siemens Argentina and Siemens IT Services S.A. in Buenos Aires in August 2008 and in February 2009. The Company is cooperating with the Argentinean Authorities. The Argentinean investigative judge also repeatedly requested judicial assistance from the Munich public prosecutor and the federal court in New York.

As previously reported, in June 2008, the court of first instance in Kalimantan Province, Indonesia, found the Head of the Healthcare Division of Siemens PT Indonesia not guilty of allegations of participation in bribery, fraud, and overcharging related to the awarding of a contract for the delivery of medical equipment to a hospital in 2003. In October 2011, the Indonesian Supreme Court upheld the verdict.

As previously reported, in February 2010 a Greek Parliamentary Investigation Committee (GPIC) was established to investigate whether any politicians or other state officials in Greece were involved in alleged wrong-doing of Siemens in Greece. GPIC's investigation was focused on possible criminal liability of politicians and other state officials. Greek public prosecutors are separately investigating certain fraud and bribery allegations involving – among others – former board members

and former executives of Siemens A.E. Greece (Siemens A.E.) and Siemens AG. Both investigations may have a negative impact on civil proceedings currently pending against Siemens AG and Siemens A.E. and may affect the future business activities of Siemens in Greece. In January 2011, the GPIC alleged in a letter to Siemens that the damage suffered by the Greek state amounts to at least €2 billion. Furthermore, the GPIC issued a report repeating these allegations. In addition, the Hellenic Republic Minister of State indicated in a letter to Siemens that the Greek state will seek compensation from Siemens for the alleged damage. While Siemens rejects these allegations as unfounded and continues to defend itself, Siemens and the Greek state have engaged in discussions to resolve the matter.

As previously reported, the Nigerian Economic and Financial Crimes Commission (EFCC) was conducting an investigation into alleged illegal payments by Siemens to Nigerian public officials between 2002 and 2005. In October 2010, the EFCC filed charges with the Federal High Court in Abuja and the High Court of the Federal Capital Territory against, among others, Siemens Ltd. Nigeria (Siemens Nigeria), Siemens AG and former board members of Siemens Nigeria. On November 22, 2010, the Nigerian Government and Siemens Nigeria entered into an out of court settlement, obligating Siemens Nigeria to make a payment in the mid double-digit euro million range to Nigeria in exchange for the Nigerian Government withdrawing these criminal charges and refraining from the initiation of any criminal, civil or other actions – such as a debarment – against Siemens Nigeria, Siemens AG, and Siemens employees.

As previously reported, the Vienna public prosecutor, Austria, is conducting an investigation into payments between 1999 and 2006 relating to Siemens AG Austria and its subsidiary Siemens VAI Metal Technologies GmbH & Co. for which valid consideration could not be identified. In September 2011, the Vienna public prosecutor extended the investigations to include a potential corporate liability of Siemens AG Austria for tax evasion. Siemens is cooperating with the authorities.

As previously reported, in 2009, the Anti-Corruption Commission of Bangladesh (ACC) filed criminal charges against two current and one former employee of Siemens Bangladesh's Healthcare business. It is alleged that the employees colluded with employees of a public hospital to overcharge for the delivery of medical equipment in the period before 2007. The ACC has not substantiated the criminal charges within the time limit provided by local law. Siemens Bangladesh filed a motion to dismiss the charges. The court has stayed its proceedings.

As previously reported, in December 2009, the ACC sent a request for information to Siemens Bangladesh Ltd. (Siemens Bangladesh) related to telecommunications projects of Siemens' former Communications (Com) Group undertaken prior to 2007. In January 2010, Siemens Bangladesh was informed that in a related move the Anti Money Laundering Department of the Central Bank of Bangladesh is conducting a special investigation into certain accounts of Siemens Bangladesh and of former employees of Siemens Bangladesh in connection with transactions for Com projects undertaken in the period from 2002 to 2006. In February 2010, the ACC sent a request for additional information.

As previously reported, in November 2009 and in February 2010, a subsidiary of Siemens AG voluntarily self-reported possible violations of South African anti-corruption regulations in the period before 2007 to the responsible South African authorities. The authorities have requested further documentation. Siemens is cooperating with the authorities.

As previously reported, in June 2010, the Frankfurt public prosecutor searched premises of Siemens in Germany in response to allegations of questionable payments relating to an Industry project in Thailand. Siemens is cooperating with the authority.

As previously reported, in August 2010, the Inter-American Development Bank (IADB) issued a notice of administrative proceedings against, among others, Siemens IT Solutions and Services Argentina alleging fraudulent misstatements and antitrust violations in connection with a public invitation to tender for a project in the province of Cordoba, Argentina, in 2003. Siemens is cooperating with the IADB.

As previously reported, in August 2010, the IADB issued a notice of administrative proceedings against, among others, Siemens Venezuela alleging fraudulent misstatements and public corruption in connection with a public invitation to tender for healthcare projects in the Venezuelan provinces of Anzoategui and Merida in 2003. Siemens is cooperating with the IADB.

The Company remains subject to corruption-related investigations in several jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery

or other illegal acts. The Company's operating activities, financial results and reputation may also be negatively affected, particularly as a result of penalties, fines, disgorgements, compensatory damages, third-party litigation, including with competitors, the formal or informal exclusion from public invitations to tender, or the loss of business licenses or permits. Additional expenses and provisions, which could be material, may need to be recorded in the future for penalties, fines, damages or other charges in connection with the investigations.

As previously reported, the Company is following up on evidence of bank accounts and the amounts of the funds deposited therein in various locations. Certain funds have been frozen by authorities. During fiscal 2010, the Company recognized an amount of €40 million in Other operating income from the agreed recovery of funds from one of these accounts.

Civil litigation

As previously reported, Siemens AG reached a settlement with nine out of eleven former members of the Managing and Supervisory Board on December 2, 2009. The settlement relates to claims of breaches of organizational and supervisory duties in view of the accusations of illegal business practices that occurred in the course of international business transactions in the years 2003 to 2006 and the resulting financial burdens for the Company. The Annual Shareholders' Meeting approved all nine settlements between the Company and the former members of the Managing and Supervisory Board on January 26, 2010. The shareholders also approved a settlement agreement between the Company and its directors and officers insurers regarding claims in connection with the D&O insurance of up to €100 million. Siemens recorded €96 million gains, net of costs, from the D&O insurance and the nine settlements. On January 25, 2010, Siemens AG filed a lawsuit with the Munich District Court I against the two former board members who were not willing to settle, Thomas Ganswindt and Heinz-Joachim Neubürger, which is currently pending.

As previously reported, in June 2008, the Republic of Iraq filed an action requesting unspecified damages against 93 named defendants with the United States District Court for the Southern District of New York on the basis of findings made in the "Report of the Independent Inquiry Committee into the United Nations Oil-for-Food Programme." Siemens S.A.S. France, Siemens A.Ş. Turkey and OSRAM Middle East FZE, Dubai, are among the 93 named defendants. Process was served upon all three Siemens subsidiaries. The three Siemens subsidiaries will defend themselves against the action.

As previously reported, Siemens was approached by a competitor to discuss claims it believed it had against the Company. The alleged claims related to allegedly improper payments by the Company in connection with the procurement of public and private contracts. Siemens and the competitor were able to resolve the matter on mutually agreeable terms.

As previously reported, a securities class action was filed in December 2009 against Siemens AG with the United States District Court for the Eastern District of New York seeking damages for alleged violations of U.S. securities laws. In March 2011, the Court granted the Company's motion to dismiss the action. The plaintiffs' motion to reconsider was denied by the court. Plaintiffs did not appeal the court's decision. Accordingly, the dismissal is final.

ANTITRUST PROCEEDINGS

As previously reported, in February 2007, the European Commission launched an investigation into possible antitrust violations involving European producers of power transformers, including Siemens AG and VA Technologie AG (VA Tech), which Siemens acquired in July 2005. The German Antitrust Authority (*Bundeskartellamt*) has become involved in the proceeding and is responsible for investigating those allegations that relate to the German market. Power transformers are electrical equipment used as major components in electric transmission systems in order to adapt voltages. On October 7, 2009, the European Commission imposed fines totaling €67.644 million on seven companies with regard to a territorial market sharing agreement related to Japan and Europe. Siemens was not fined because it had voluntarily disclosed this aspect of the case to the authorities. The German Antitrust Authority continues its investigation with regard to the German market. Siemens is cooperating with the German Antitrust Authority in the ongoing investigation.

As previously reported, in April 2007, Siemens AG and former VA Tech companies filed actions before the European Court of First Instance in Luxemburg against the decisions of the European Commission dated January 24, 2007, to fine Siemens and former VA Tech companies for alleged antitrust violations in the European Market of high-voltage gas-insulated switchgear between 1988 and 2004. Gas-insulated switchgear is electrical equipment used as a major component for power substations. The fine imposed on Siemens AG amounted to €396.6 million and was paid by the Company in 2007. The fine imposed on former VA Tech companies, which Siemens AG acquired in July 2005, amounted to €22.1 million. In addition,

former VA Tech companies were declared jointly liable with Schneider Electric for a separate fine of €4.5 million. In March 2011, the European Court of First Instance dismissed the case regarding the fine imposed on Siemens AG and re-calculated the fines for the former VA Tech companies. Former VA Tech companies were declared jointly liable with Schneider Electric for a fine of €8.1 million. Siemens AG and former VA Tech companies have appealed the decision.

In addition to these proceedings, authorities in Brazil, the Czech Republic and Slovakia are conducting investigations into comparable possible antitrust violations. In October 2010, the High Court of New Zealand dismissed corresponding charges against Siemens.

In January 2010, the European Commission launched, as previously reported, an investigation related to previously reported investigations into potential antitrust violations involving producers of flexible current transmission systems in New Zealand and the U.S. including, among others, Siemens AG. In April 2010, authorities in South Korea and Mexico informed the Company that similar proceedings had been initiated. All official investigations in connection with flexible power transmission systems have been closed. Siemens had been cooperating with all authorities.

As previously reported, in October 2007, upon the Company's appeal, a Hungarian competition court reduced administrative fines imposed on Siemens AG for alleged antitrust violations in the market of high-voltage gas-insulated switchgear from €0.320 million to €0.120 million and from €0.640 million to €0.110 million regarding VA Technologie AG. The Company and the Competition Authority both appealed the decision. In November 2008, the Court of Appeal confirmed the reduction of the fines. In December 2008, the Competition Authority, based on alleged breaches of law, filed an extraordinary appeal with the Supreme Court. In December 2009, Siemens AG was notified that the Supreme Court had remanded the case to the Court of Appeal, with instructions to take a new decision on the amount of the fines. The extraordinary appeal from the Competition Authority was rejected with legally binding effect by the Court of Appeal in January 2010. In April 2010, the Competition Authority filed another extraordinary appeal with the Supreme Court. In April 2011, the Supreme Court sustained the extraordinary appeal of the Competition Authority and remanded the case for a new decision to another chamber of the Court of Appeal. In September 2011, the Court of Appeal confirmed the original administrative fines. This decision is not appealable.

In September 2011, the Israeli Antitrust Authority requested Siemens to present its legal position regarding an alleged anti-competitive arrangement between April 1988 and April 2004 in the field of gas-insulated switchgear. Siemens is cooperating with the authority.

In connection with the January 24, 2007 decision of the European Commission regarding alleged antitrust violations in the high-voltage gas-insulated switchgear market, claims are being made against Siemens. Among others, a claim was filed by National Grid Electricity Transmission Plc. (National Grid) with the High Court of England and Wales in November 2008. Twenty-one companies have been named as defendants, including Siemens AG and various of its subsidiaries. National Grid asserts claims in the aggregate amount of approximately £249 million for damages and compound interest. Siemens believes National Grid's claim to be without merit. As discussed, the European Commission's decision has been appealed to the European Court of First Instance. On June 12, 2009, the High Court granted a stay of the proceedings pending before it until three months after the later of the outcome of the appeal to the European Court of First Instance or any subsequent appeals to the European Court of Justice. In June 2009, the Siemens defendants filed their answers to the complaint and requested National Grid's claim to be rejected. Discovery is ongoing.

As previously reported, in November 2010, the Greek Competition Authority searched the premises of Siemens S.A. in Athens in response to allegations of anti-competitive practices in the field of telecommunication and security. Siemens is cooperating with the authority.

As previously reported, in December 2010 and in March 2011, the Turkish Antitrust Authority searched the premises of several diagnostic companies including, among others, Siemens Healthcare Diagnostik Ticaret Limited Sirketi in Istanbul, in response to allegations of anti-competitive agreements. Siemens is cooperating with the authority.

As previously reported, on February 11, 2010, the Italian Antitrust Authority searched the premises of several healthcare companies, among others those of Siemens Healthcare Diagnostics S.r.l. and Siemens S.p.A. The investigation addresses allegations of anti-competitive agreements in relation to a tender of the procurement entity for the public healthcare sector in the region of Campania for the supply of medical equipment in 2009. On May 5, 2011, the Italian Antitrust Authority sent a Statement of Objections to the companies un-

der investigation which confirmed that the proceedings against Siemens Healthcare Diagnostics S.r.l. were closed, but accused Siemens S.p.A. of having participated in an anti-competitive arrangement. On August 5, 2011, the Italian Antitrust Authority fined several companies, including Siemens S.p.A. for alleged anti-competitive behavior. The fine imposed on Siemens S.p.A. amounts to €1.1 million. The company appealed the decision.

In September 2011, the Competition Commission of Pakistan requested Siemens to present its legal position regarding an alleged anti-competitive arrangement since 2007 in the field of transformers and air-insulated switchgears. Siemens is cooperating with the authority.

In October 2011, the local Antitrust Authority in Rovno, Ukraine, notified DP Siemens Ukraine of an investigation into anti-competitive practices in connection with a delivery of medical equipment to a public hospital in 2010. Siemens is cooperating with the authority.

As previously reported, in June 2007, the Turkish Antitrust Agency confirmed its earlier decision to impose a fine in an amount equivalent to €6 million on Siemens A.Ş. Turkey based on alleged antitrust violations in the traffic lights market. Siemens A.Ş. Turkey has appealed this decision and this appeal is still pending.

OTHER PROCEEDINGS

As previously reported, starting in December 2006, the Company and Qisda Corp. (formerly named BenQ Corp.), a Taiwanese company, were parties in an arbitration proceeding before the International Chamber of Commerce (ICC) relating to the purchase by Qisda of the Company's mobile devices business in 2005. The parties subsequently resolved their disputes and, upon joint request of the parties, the ICC issued an Award by Consent in March 2009.

On November 25, 2008, Siemens AG and the insolvency administration of BenQ Mobile GmbH & Co. OHG announced that they had reached a settlement after constructive discussions that began in 2006. In the settlement agreement, Siemens AG agreed to a gross payment of €300 million, which was made in December 2008. As of September 30, 2011, the total net payment amounted to approximately €255 million after taking into account the payments made by the insolvency administrator to Siemens.

As previously reported, Siemens AG is a member of a supplier consortium that has been contracted to construct the nuclear power plant "Olkiluoto 3" in Finland for Teollisuuden Voima Oyj (TVO) on a turnkey basis. Siemens AG's share of the consideration to be paid to the supplier consortium under the contract is approximately 27%. The other member of the supplier consortium is a further consortium consisting of Areva NP S.A.S. and its wholly-owned subsidiary, Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. Completion of the power plant has been delayed for reasons which are in dispute. In December 2008, the supplier consortium filed a request for arbitration against TVO demanding an extension of the construction time, additional compensation, milestone payments, damages and interest. In June 2011, the supplier consortium increased its monetary claim; it now amounts to €1.94 billion. In April 2009, TVO rejected the claims and made counterclaims against the supplier consortium. These consist primarily of damages due to the delay amounting to approximately €1.43 billion based on an estimated completion of the plant in June 2012 with a delay of 38 months. Since then the estimated time of completion of the plant has been further delayed, which could increase the counterclaims. TVO has recently estimated in a press release that the start of the regular operation of the plant could be postponed until 2014. The estimated completion of the plant is currently under evaluation. The final phases of the plant completion will require the full cooperation of all parties involved.

As previously reported, Siemens AG terminated its joint venture with Areva S.A. (Areva) in early 2009. Thereafter Siemens AG entered into negotiations with the State Atomic Energy Corporation Rosatom (Rosatom) with a view to forming a new partnership active in the construction of nuclear power plants, in which it would be a minority shareholder. In April 2009, Areva filed a request for arbitration with the ICC against Siemens AG. Areva sought an order enjoining Siemens AG from pursuing such negotiations with Rosatom, a declaration that Siemens AG is in material breach of its contractual obligations and a reduction of the price payable to Siemens AG for its stake in the Areva NP S.A.S. joint venture. The final award of the arbitral tribunal was notified on May 19, 2011. According to this award, Siemens had to pay Areva liquidated damages of €648 million plus interest. Pursuant to the arbitral award, the disputed non-compete obligation was reduced to four years (ending on September 25, 2013).

As previously reported, Siemens is involved in a power plant construction project in the United States in which one of the other parties to the project filed an arbitration proceeding in

June 2011 asserting material claims against certain other parties to the project. While no claims are being asserted against Siemens in the arbitration at this time, it is possible that such claims against Siemens may follow as matters progress.

As previously reported, OSRAM is party to a number of patent lawsuits involving Samsung group companies and LG group companies. On the one hand, OSRAM has sued Samsung group companies and/or LG group companies in the U.S., South Korea, Germany, China and Japan for patent infringements, and is requesting injunctions against unauthorized use of the asserted patents and, in some cases, import bans and compensation. In addition, OSRAM has commenced patent invalidation lawsuits relating to LG patents and Samsung patents on Light Emitting Diode (LED) technology in South Korea and relating to LG patents on LED technology in China.

Samsung group companies and/or LG group companies have, on the other hand, initiated patent invalidation lawsuits relating to OSRAM patents on LED technology, in particular white LEDs, in South Korea, Germany, China and Japan. In addition, Samsung group companies and/or LG group companies have filed patent infringement lawsuits in various jurisdictions, such as the U.S., South Korea and China, requesting injunctions against unauthorized use of the asserted patents and, in some cases, import bans and compensation from OSRAM. The patent infringement lawsuits initiated by LG group companies partly involve direct and indirect customers of OSRAM. OSRAM is defending itself in these lawsuits.

In July 2008, Mr. Abolfath Mahvi filed a request for arbitration with the ICC seeking an award of damages against Siemens AG in the amount of DM150 million (or the equivalent in euro, which is approximately €77 million) plus interest. Mr. Mahvi's claim is based on a contract concluded in 1974 between a company that was then a subsidiary of Siemens and two other companies, one domiciled in the Bermudas and the other in Liberia. Mr. Mahvi alleged that he is the successor in interest to the Bermudan and Liberian companies and that the companies assisted Siemens AG in the acquisition of a power plant project in Bushehr, Iran. On August 24, 2010, the arbitration award was served upon Siemens AG. All claims of Mr. Mahvi were rejected. The plaintiff must bear the costs of the arbitration proceeding.

In July 2008, Hellenic Telecommunications Organization S.A. (OTE) filed a lawsuit against Siemens AG with the district court of Munich, Germany, seeking to compel Siemens AG to disclose the outcome of its internal investigations with respect to OTE. OTE seeks to obtain information with respect to allegations of undue influence and/or acts of bribery in connection with contracts concluded between Siemens AG and OTE from 1992 to 2006. In May 2009, OTE was granted access to the public prosecutor's files in Greece. At the end of July 2010, OTE expanded its claim and requested payment of damages by Siemens AG of at least €57.07 million to OTE for alleged bribery payments to OTE-employees. Siemens AG is defending itself against the expanded claim.

As previously reported, Siemens A.E. entered into a subcontract agreement with Science Applications International Corporation, Delaware, USA, (SAIC) in May of 2003 to deliver and install a significant portion of a security surveillance system (the C4I project) in advance of the Olympic Games in Athens, Greece. Siemens A.E. fulfilled its obligations pursuant to the subcontract agreement. Nonetheless, the Greek government claimed errors related to the C4I-System and withheld amounts for abatement in a double-digit million € range. Furthermore, the Greek government withheld final payment in a double-digit million € range, claiming that the system had not been finally accepted. Although Siemens A.E. is not a contractual party of the Greek government, under Siemens A.E.'s subcontract agreement with SAIC non-payment by the Greek government also has an economic effect on Siemens A.E. SAIC has filed for arbitration contesting all the Greek government's claims and its ability to withhold payments. The Greek State filed, inter alia, a motion to stay the arbitration in view of the ongoing criminal investigations conducted by the Greek public prosecutor. This motion was denied by the Arbitral Tribunal in July 2011. Resolution of this dispute has been complicated by public bribery and fraud allegations against Siemens A.E. in Greece, which have resulted in extensive negative media coverage concerning the C4I system.

As previously reported, in December 2008, the Polish Agency of Internal Security (AWB) remanded into custody an employee of Siemens Healthcare Poland, in connection with an investigation regarding a public tender issued by the hospital of Wroclaw in 2008. According to the AWB, the Siemens employee and the deputy hospital director were accused of having manipulated the tender procedure. In October 2010, the investigation was closed.

Russian authorities are conducting widespread investigations regarding possible fraudulent activities of resellers and governmental officials relating to procurement of medical equipment in the public sector. As is the case with other providers of medical equipment, OOO Siemens Russia has received nu-

merous information requests and inquiries were made on-site by the authorities regarding tenders in the public healthcare sector. OOO Siemens Russia is cooperating in the ongoing investigations which also relate to certain individual employees.

In April 2009, the Defense Criminal Investigative Service of the U.S. Department of Defense conducted a search at the premises of Siemens Medical Solutions USA, Inc. in Malvern, Pennsylvania, in connection with an investigation relating to a Siemens contract with the U.S. Department of Defense for the provision of medical equipment.

As previously reported, in June 2009, Siemens AG and two of its subsidiaries voluntarily self-reported, among others, possible violations of U.S. Export Administration Regulations to the responsible U.S. authorities. On October 4, 2011, the U.S. Department of Commerce notified Siemens that it closed its case without taking further action. On October 5, 2011, the U.S. Department of the Treasury notified Siemens that it opened an investigation. Siemens is cooperating with the authorities.

As previously reported, since July 2009 the EU Anti-Fraud Office OLAF, its Romanian equivalent DELAF and the Romanian public prosecutor DNA have been investigating allegations of fraud in connection with the 2007 award of a contract to FORTE Business Services (later Siemens IT Solutions and Services Romania) to modernize the IT infrastructure of the Romanian judiciary. On September 2, 2010, OLAF put the matter on monitoring status and decided not to open formal proceedings. DELAF referred the matter to DNA and closed its investigations. The DNA investigation is still ongoing. Siemens is cooperating with the authorities.

For certain legal proceedings information required under IAS 37, Provisions, Contingent Liabilities and Contingent Assets, is not disclosed, if the Company concludes that the disclosure can be expected to seriously prejudice the outcome of the litigation.

In addition to the investigations and legal proceedings described above, Siemens AG and its subsidiaries have been named as defendants in various other legal actions and proceedings arising in connection with their activities as a global diversified group. Some of these pending proceedings have been previously disclosed. Some of the legal actions include claims or potential claims for punitive damages or claims for indeterminate amounts of damages. Siemens is from time to time also involved in regulatory investigations beyond those described above. Siemens is cooperating with the relevant authorities in several jurisdictions and, where appropriate, conducts internal investigations regarding potential wrongdoing with the assistance of in-house and external counsel. Given the number of legal actions and other proceedings to which Siemens is subject, some may result in adverse decisions. Siemens contests actions and proceedings when it considers it appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, Siemens may not be able to predict what the eventual loss or range of loss related to such matters will be. The final resolution of the matters discussed in this paragraph could have a material effect on Siemens' business, results of operations and financial condition for any reporting period in which an adverse decision is rendered. However, Siemens currently does not expect its business, results of operations and financial condition to be materially affected by the additional legal matters not separately discussed in this paragraph.

31 – Additional disclosures on financial instruments

The following table presents the carrying amounts of each category of financial assets and financial liabilities:

	September 30,	
(in millions of €)	2011	2010
Financial assets:		
Loans and receivables	25,865	24,749
Cash and cash equivalents	12,468	14,108
Derivatives designated in a hedge accounting relationship	1,707	2,232
Financial assets held for trading	1,315	1,410
Available-for-sale financial assets	1,191	732
	42,546	43,231
Financial liabilities:		
Financial liabilities measured at amortized cost	27,083	28,922
Financial liabilities held for trading	1,350	1,098
Derivatives designated in a hedge accounting relationship	255	164
	28,688	30,184

The following table presents the fair values and carrying amounts of financial assets and financial liabilities measured at cost or amortized cost:

(in millions of €)	September 30, 2011 Fair value	Carrying amount	September 30, 2010 Fair value	Carrying amount
Financial assets measured at cost or amortized cost				
Trade and other receivables[1]	13,147	13,147	14,111	14,111
Receivables from finance leases	4,742	4,742	4,879	4,879
Cash and cash equivalents	12,468	12,468	14,108	14,108
Other non-derivative financial assets	7,976	7,976	5,759	5,759
Available-for-sale financial assets[2]	–	252	–	410
Financial liabilities measured at cost or amortized cost				
Notes and bonds	15,007	15,146	17,343	17,300
Trade payables[3]	7,677	7,677	7,899	7,899
Loans from banks and other financial indebtedness	2,680	2,649	2,439	2,442
Obligation under finance leases	194	145	169	171
Other non-derivative financial liabilities	1,466	1,466	1,110	1,110

1 This caption consists of (1) €13,088 million and €13,717 million trade receivables from the sale of goods and services in fiscal 2011 and fiscal 2010, respectively, see ▷ *Note 12 Trade and other receivables*, as well as (2) €59 million and €394 million receivables included in line item Other financial assets in fiscal 2011 and fiscal 2010, respectively. As of September 30, 2011 and 2010, trade receivables from the sale of goods and services of €595 million and €531 million have a remaining term of more than 12 months.
2 This caption consists of equity instruments classified as available-for-sale, for which a fair value could not be reliably measured and which are therefore recognized at cost.
3 As of September 30, 2011 and 2010, trade payables of €115 million and €19 million have a remaining term of more than 12 months.

Cash and cash equivalents includes €148 million and €56 million as of September 30, 2011 and 2010, respectively, which are not available for use by Siemens mainly due to minimum reserve requirements with banks.

The fair values of cash and cash equivalents, trade and other receivables and trade payables with a remaining term of up to 12 months, other current financial liabilities and borrowings under revolving credit facilities approximate their carrying amount, mainly due to the short-term maturities of these instruments.

Fixed-rate and variable-rate receivables with a remaining term of more than 12 months, including receivables from finance leases, are evaluated by the Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer, and the risk characteristics of the financed project. Based on this evaluation, allowances for these receivables are taken into account. As of September 30, 2011 and 2010, the carrying amounts of such receivables, net of allowances, approximate their fair values.

The fair value of quoted notes and bonds is based on price quotations at the period-end date. The fair value of unquoted notes and bonds, loans from banks and other financial indebtedness, obligations under finance leases as well as other non-current financial liabilities is estimated by discounting future cash flows using rates currently available for debt of similar terms and remaining maturities.

Financial instruments categorized as financial assets and financial liabilities measured at fair value are presented in the following table:

(in millions of €)	September 30, 2011	2010
Financial assets measured at fair value		
Available-for-sale financial assets	939	322
Derivative financial instruments	3,022	3,642
Not designated in a hedge accounting relationship	*1,148*	*1,314*
In connection with fair value hedges	*1,575*	*1,936*
Foreign currency exchange derivatives	*3*	*9*
Interest rate derivatives	*1,572*	*1,927*
In connection with cash flow hedges	*132*	*296*
Foreign currency exchange derivatives	*132*	*295*
Commodity derivatives	*–*	*1*
Embedded derivatives	*167*	*96*
	3,961	3,964
Financial liabilities measured at fair value		
Derivative financial instruments	*1,605*	*1,262*
Not designated in a hedge accounting relationship	*1,253*	*998*
In connection with fair value hedges	*8*	*11*
Foreign currency exchange derivatives	*8*	*11*
In connection with cash flow hedges	*247*	*153*
Foreign currency exchange derivatives	*207*	*137*
Interest rate derivatives	*13*	*16*
Commodity derivatives	*27*	*–*
Embedded derivatives	*97*	*100*
	1,605	1,262

Fair values for available-for-sale financial assets are derived from quoted market prices in active markets.

The Company limits default risks resulting from derivative financial instruments by a careful counterparty selection. Derivative financial instruments are generally transacted with financial institutions with investment grade credit ratings. The fair valuation of derivative financial instruments at Siemens incorporates all factors that market participants would consider, including the counterparties' credit risks. The exact calculation of fair values of derivative financial instruments depends on the specific type of instrument:

Derivative interest rate contracts – The fair values of derivative interest rate contracts (e.g. interest rate swap agreements) are estimated by discounting expected future cash flows using current market interest rates and yield curves over the remaining term of the instrument. Interest rate futures and interest rate options are valued on the basis of quoted market prices when available. If quoted market prices are not available, interest rate options are valued based on option pricing models.

Derivative currency contracts – The fair value of foreign currency exchange contracts is based on forward exchange rates. Currency options are valued on the basis of quoted market prices or on estimates based on option pricing models.

Derivative commodity contracts – The fair value of commodity swaps is based on forward commodity prices. Commodity options are valued on the basis of quoted market prices or on estimates based on option pricing models.

In determining the fair values of the derivative financial instruments, no compensating effects from underlying transactions (e.g. firm commitments and forecast transactions) are taken into consideration.

The following table allocates financial assets and financial liabilities measured at fair value to the three levels of the fair value hierarchy, as defined in IFRS 7, Financial Instruments: Disclosures.

(in millions of €)	September 30, 2011 Level 1	Level 2	Level 3	Total
Financial assets measured at fair value				
Available-for-sale financial assets	939	–	–	939
Derivative financial instruments	–	3,022	–	3,022
Total	939	3,022	–	3,961
Financial liabilities measured at fair value				
Derivative financial instruments	8	1,597	–	1,605

	September 30, 2010 Level 1	Level 2	Level 3	Total
Financial assets measured at fair value				
Available-for-sale financial assets	322	–	–	322
Derivative financial instruments	–	3,642	–	3,642
Total	322	3,642	–	3,964
Financial liabilities measured at fair value				
Derivative financial instruments	–	1,262	–	1,262

The levels of the fair value hierarchy and its application to our financial assets and financial liabilities are described below:

Level 1: quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data.

Net gains (losses) of financial instruments are as follows:

	Year ended September 30,	
(in millions of €)	2011	2010
Cash and cash equivalents	–	(34)
Available-for-sale financial assets	1,522	17
Loans and receivables	(126)	(92)
Financial liabilities measured at amortized cost	(28)	(286)
Financial assets and financial liabilities held for trading	(89)	(667)

Net gains in 2011 and 2010 on available-for-sale financial assets include net gains on derecognition as well as impairment losses. The net gains on derecognition mainly comprise €1,520 million disposal gain related to the termination of the Areva NP S.A.S. joint venture, for further information see ▷ Note 9 Interest income, interest expense and other financial income (expense), net. For the amount of unrealized gains or losses on available-for-sale financial assets recognized directly in equity during the fiscal year and the amount removed from equity and recognized in net income for the fiscal year see line item Other Comprehensive Income, net of tax in ▷ Note 27 Equity.

Net losses on loans and receivables contain changes in valuation allowances, gains or losses on derecognition as well as recoveries of amounts previously written-off.

Net losses in fiscal 2011 and 2010 on financial liabilities measured at amortized cost are comprised of gains or losses from derecognition and the ineffective portion of fair value hedges.

Net losses in fiscal 2011 and 2010 on financial assets and financial liabilities held for trading consist of changes in the fair value of derivative financial instruments (including interest income and expense), for which hedge accounting is not applied.

The amounts presented include foreign currency gains and losses from the realization and valuation of the financial assets and liabilities mentioned above.

Collateral

Siemens holds collateral that can be sold or re-pledged in absence of default by the owner of the collateral mainly resulting from reverse repurchase agreements. As of September 30, 2011 and 2010 the fair value of the collateral held amounted to €421 million and €2,042 million, respectively. As of September 30, 2011, the right to sell or re-pledge the collateral has not been exercised. As of September 30, 2011 and 2010, the carrying amount of financial assets Siemens has pledged as collateral amounted to €565 million and €537 million, respectively.

32 – Derivative financial instruments and hedging activities

As part of the Company's risk management program, a variety of derivative financial instruments is used to reduce risks resulting primarily from fluctuations in foreign currency exchange rates, interest rates and commodity prices. For additional information regarding the Company's risk management strategies, including the use of derivative financial instruments to mitigate or eliminate certain of these risks, see also ▷ Note 33 Financial risk management.

The fair values of each type of derivative financial instruments recorded as financial assets or financial liabilities are as follows:

(in millions of €)	September 30, 2011 Asset	Liability	September 30, 2010 Asset	Liability
Foreign currency exchange contracts	390	644	858	423
Interest rate swaps and combined interest/currency swaps	2,161	423	2,317	416
Commodity swaps	62	155	78	11
Embedded derivatives	167	97	96	100
Options	242	286	289	308
Other	–	–	4	4
	3,022	1,605	3,642	1,262

FOREIGN CURRENCY EXCHANGE RATE RISK MANAGEMENT

As described in ▷ *Note 33 Financial risk management*, the Company employs various derivative financial instruments in order to mitigate or eliminate certain foreign currency exchange rate risks.

Derivative financial instruments not designated in a hedging relationship

The Company manages its risks associated with fluctuations in foreign currency denominated receivables, payables, debt, firm commitments and forecast transactions primarily through a Company-wide portfolio approach. Under this approach the Company-wide risks are concentrated centrally, and various derivative financial instruments, primarily foreign currency exchange contracts and options, are utilized to minimize such risks. Such a strategy does not qualify for hedge accounting treatment under IAS 39, Financial Instruments: Recognition and Measurement. Accordingly, all such derivative financial instruments are recorded at fair value on the Consolidated Statements of Financial Position, either in line items Other current financial assets/liabilities or line items Other financial assets/liabilities, and changes in fair values are charged to net income (loss).

The Company also has foreign currency derivatives, which are embedded in certain sale and purchase contracts denominated in a currency that is neither the functional currency of the substantial parties to the contract nor a currency which is commonly used in the economic environment in which the contract takes place. Gains or losses relating to such embedded foreign currency derivatives are reported in line item Cost of goods sold and services rendered in the Consolidated Statements of Income.

Hedging activities

The Company's operating units apply hedge accounting for certain significant forecast transactions and firm commitments denominated in foreign currencies. Particularly, the Company has entered into foreign currency exchange contracts to reduce the risk of variability of future cash flows resulting from forecast sales and purchases as well as firm commitments. This risk results mainly from contracts denominated in US$ both from Siemens' business units entering into long-term contracts (project business) and from the standard product business.

Cash flow hedges – Changes in fair value of foreign currency exchange contracts that were designated as hedging instruments in foreign currency cash flow hedges are recorded as follows: the portion of the fair value changes that is determined to be an effective hedge is recognized in line item Other comprehensive income, net of tax, whereas the ineffective portion of the fair value changes is recognized in profit or loss. As of September 30, 2011 and 2010, the ineffective portion that was immediately recorded in profit or loss amounted to €17 million and €(15) million, respectively. In fiscal 2011 and 2010, net gains (losses) of €(1) million and €1 million, respectively, were reclassified from line item Other comprehensive income, net of tax into line item Cost of goods sold and services rendered because the occurrence of the related hedged forecast transaction was no longer probable. The development of line item Other comprehensive income, net of tax resulting from changes in fair value of these transactions as well as from amounts that were removed and included in profit or loss is presented in ▷ *Note 27 Equity*.

The following table shows the periods in which the hedged forecast transactions or the firm commitments denominated in foreign currency are expected to impact profit or loss and, therefore, the relating net deferred gains and losses in line item Other comprehensive income, net of tax will be reclassified into line item Revenue or line item Cost of goods sold and services rendered.

	Year ended September 30,			
(in millions of €)	2012	2013	2014 to 2016	2017 and thereafter
Expected gain (loss) to be reclassified from line item Other comprehensive income, net of tax into revenue or cost of goods sold and services rendered	(57)	(2)	(25)	1

Fair value hedges – As of September 30, 2011 and 2010, the Company hedged firm commitments using foreign currency exchange contracts that were designated as hedging instruments in foreign currency fair value hedges of future sales related primarily to the Company's project business and, to a lesser extent, future purchases. As of September 30, 2011 and 2010, the hedging transactions resulted in the recognition of financial assets of €11 million and €17 million, respectively, and financial liabilities of €7 million and €14 million, respectively, for the hedged firm commitments. Changes in fair value of foreign currency exchange contracts resulted in losses of €1 million and losses of €15 million in fiscal 2011 and 2010, respectively. These effects relate to gains from the valuation of firm commitments of €1 million and gains of €15 million, respectively. Changes in fair value of the foreign currency exchange contracts as well as firm commitments were recorded in line item Cost of goods sold and services rendered.

INTEREST RATE RISK MANAGEMENT

Interest rate risk arises from the sensitivity of financial assets and liabilities to changes in market rates of interest. The Company seeks to mitigate this risk by entering into interest rate derivatives such as interest rate swaps, options, cross-currency interest rate swaps, interest rate futures and forward rate agreements. For additional information see ▷ Note 33 Financial risk management.

Derivative financial instruments not designated in a hedging relationship

Starting with the first quarter of fiscal 2010, the interest rate risk management relating to the Group excluding SFS business has been realigned with the financial market environment. Under this portfolio-based approach, derivative financial instruments are used to manage interest risk actively relative to a benchmark consisting of medium-term interest rate swaps and interest forwards. Compared to the former interest rate overlay management, the benchmark approach may result in longer interest periods of derivatives and higher nominal volumes. The interest rate management relating to the SFS business remains to be managed separately, considering the term structure of SFS' financial assets and liabilities on a portfolio basis. Both approaches do not qualify for hedge accounting treatment under IAS 39, Financial Instruments: Recognition and Measurement. Accordingly, all interest rate derivatives held in this relation are recorded at fair value, either in line items Other current financial assets / liabilities or in line items Other financial assets / liabilities, and changes in the fair values are charged to line item Other financial income (expense), net. Net cash receipts and payments relating to interest rate swaps used in offsetting relationships are also recorded in line item Other financial income (expense), net.

Fair value hedges of fixed-rate debt obligations

Under the interest rate swap agreements outstanding during the years ended September 30, 2011 and 2010, the Company has agreed to pay a variable rate of interest multiplied by a notional principle amount, and receives in return an amount equal to a specified fixed rate of interest multiplied by the same notional principal amount. These interest rate swap agreements offset an impact of future changes in interest rates on the fair value of the underlying fixed-rate debt obligations. The interest rate swap contracts are recorded at fair value in the Company's Consolidated Statements of Financial Position and the related portion of fixed-rate debt being hedged is recorded at an amount equal to the sum of its carrying amount plus an adjustment representing the change in fair value of the debt obligations attributable to the interest rate risk being hedged. Changes in the fair value of interest rate swap contracts and the offsetting changes in the adjusted carrying amount of the related portion of fixed-rate debt being hedged are recognized in line item Other financial income (expense), net in the Consolidated Statements of Income. Adjustments in the carrying amount of the debt obligations resulted in a gain of €184 million and a loss of €498 million in fiscal 2011 and 2010, respectively. During the same period, the

related swap agreements resulted in a loss of €189 million and a gain of €521 million, respectively. Therefore, the net effect recognized in line item Other financial income (expense), net, representing the ineffective portion of the hedging relationship, amounted to €(5) million and €23 million in fiscal 2011 and 2010, respectively. Net cash receipts and payments relating to such interest rate swap agreements are recorded as interest expense.

The Company had interest rate swap contracts to pay variable rates of interest of an average of 1.3% and 0.8% as of September 30, 2011 and 2010, respectively and received fixed rates of interest (average rate of 5.3% and 5.3% as of September 30, 2011 and 2010, respectively). The notional amount of indebtedness hedged as of September 30, 2011 and 2010 was €12,584 million and €15,299 million, respectively. This changed 91% and 97% of the Company's underlying notes and bonds from fixed interest rates into variable interest rates as of September 30, 2011 and 2010, respectively. The notional amounts of these contracts mature at varying dates based on the maturity of the underlying hedged items. The net fair value of interest rate swap contracts (excluding accrued interest) used to hedge indebtedness as of September 30, 2011 and 2010 was €1,360 million and €1,665 million, respectively.

Cash flow hedges of revolving term deposits

In fiscal 2010, the Company applied cash flow hedge accounting to a revolving term deposit. To offset the effect of future changes in interest payments of this revolving term deposit, the Company had entered into an interest rate swap agreement to pay a variable rate of interest and to receive a specified fixed rate of interest. When the swap contract ended in June 2010, cash flow hedge accounting was terminated. As long as hedge accounting was applied, the interest rate swap contract was reflected at fair value and the effective portion of changes in fair value were recorded in line item Other comprehensive income, net of tax, while any ineffective portion of changes in fair value was recognized in profit or loss. In fiscal 2010, the cash flow hedges of revolving term deposits did not result in any ineffective portion to be recognized in profit or loss. Net cash receipts and payments relating to such interest rate swap agreements were recorded as interest income.

Cash flow hedges of a variable-rate term loan

As of September 30, 2011 and 2010, the Company applied cash flow hedge accounting for 50% of a variable-rate US$ 1 billion term loan. To benefit from the low interest rates in the U.S., the Company entered into interest rate swap agreements to pay a fixed rate of interest and to receive in return a variable rate of interest. These interest rate swap agreements offset the effect of future changes in interest payments to be made for the underlying variable-rate term loan. The interest rate swap contracts are reflected at fair value and the effective portion of changes in fair value of the interest rate swap contracts that were designated as cash flow hedges are recorded in line item Other comprehensive income, net of tax; any ineffective portion of changes in fair value is recognized in profit or loss. In fiscal 2011 and 2010, the cash flow hedges of the variable-rate term loan did not lead to any ineffective portion to be recognized in profit or loss. Net cash receipts and payments relating to such interest rate swap agreements are recorded as interest expense.

The following table shows the periods in which the hedged interest payments are expected to impact profit or loss and, therefore, the relating net deferred gains and losses in line item Other comprehensive income, net of tax will be reclassified into line item Interest expense.

	Year ended September 30,			
(in millions of €)	2012	2013	2014 to 2016	2017 and thereafter
Expected income (loss) to be reclassified from line item Other comprehensive income, net of tax into interest expense	(1)	(12)	(2)	(6)

COMMODITY PRICE RISK MANAGEMENT

As described in ▷ Note 33 Financial risk management, the Company employs commodity derivatives in order to mitigate or eliminate price risks from the procurement of commodities.

Derivative financial instruments not designated in a hedging relationship

The Company applies a portfolio approach to manage the Company-wide risks associated with fluctuations in commodity prices from firm commitments and forecast transactions by entering into commodity swaps and commodity options. As such a strategy does not qualify for hedge accounting treatment under IAS 39, Financial Instruments: Recognition and Measurement, the derivative financial instruments are recorded at fair value on the Consolidated Statements of Financial

Position, either in line items Other current financial assets/liabilities or in line items Other financial assets/liabilities, and changes in fair values are charged to net income (loss).

Cash flow hedging activities

Since June 2010, the Company's corporate procurement applies cash flow hedge accounting for certain firm commitments to purchase copper. Changes in fair value of the swaps which are used in the hedging relationship are recorded as follows: the portion of the fair value changes that is determined to be an effective hedge is recognized in line item Other comprehensive income, net of tax, whereas the ineffective portion of the fair value changes is recognized in profit or loss. As of September 30, 2011 and 2010, there was no ineffective portion that had to be recorded in profit or loss. In fiscal 2011 and 2010, no gains or losses were reclassified from line item Other comprehensive income, net of tax into line item Cost of goods sold and services rendered because the occurrence of the related hedged forecast transaction was no longer probable. The development of line item Other comprehensive income, net of tax resulting from changes in fair value of these transactions as well as from amounts that were removed and included in profit or loss is presented in ▷ Note 27 Equity.

It is expected that €25 million of net deferred losses in line item Other comprehensive income, net of tax will be reclassified into line item Cost of goods sold and services rendered in fiscal 2012, when the consumption of the hedged commodity purchases is recognized in line item Cost of goods sold and services rendered. As of September 30, 2011, the maximum length of time over which the Company is hedging its future commodity purchases is 35 months.

33 – Financial risk management

Siemens' financial risk management is an integral part of how to plan and execute its business strategies. Siemens' financial risk management policy is set by the Managing Board. Siemens' organizational and accountability structure requires each of the respective managements of Siemens Sectors, Financial Services, Cross-Sector Services, regional Clusters and Corporate Units to implement financial risk management programs that are tailored to their specific industries and responsibilities, while being consistent with the overall policy established by the Managing Board.

Increasing market fluctuations may result in significant cash flow and earnings volatility risk for Siemens. The Company's operating business as well as its investment and financing activities are affected by changes in foreign exchange rates, interest rates, commodity prices and equity prices. In order to optimize the allocation of the financial resources across the Siemens segments and entities, as well as to secure an optimal return for its shareholders, Siemens identifies, analyzes and proactively manages the associated financial market risks. The Company seeks to manage and control these risks primarily through its regular operating and financing activities, and uses derivative financial instruments when deemed appropriate.

Within the various methodologies to analyze and manage risk, Siemens has implemented a system based on parametric variance-covariance Value at Risk (VaR). The VaR methodology provides a quantification of market risks based on historical volatilities and correlations of the different risk factors under the assumptions of the parametric variance-covariance Value at Risk model. The VaR figures are calculated based on

> historical volatilities and correlations,
> a ten day holding period, and
> a 99.5% confidence level

for foreign currency exchange rate risk, interest rate risk, commodity price risk and equity price risk as discussed below.

Actual results that are included in the Consolidated Statements of Income or Consolidated Statements of Comprehensive Income may differ substantially from VaR figures due to fundamental conceptual differences. The Consolidated Statements of Income and Consolidated Statements of Comprehensive Income are prepared in accordance with IFRS. The VaR figures are the output of a model with a purely financial perspective and represent the potential financial loss which will not be exceeded within ten days with a probability of 99.5%. The concept of VaR is used for internal management of the treasury activities.

Although VaR is an important tool for measuring market risk, the assumptions on which the model is based give rise to some limitations including the following. A ten day holding period assumes that it is possible to dispose of the underlying positions within this period. While this is considered to be a realistic assumption in almost all cases, it may not be valid

during prolonged periods of severe market illiquidity. A 99.5% confidence level does not reflect losses that may occur beyond this level. There is a 0.5% statistical probability that losses could exceed the calculated VaR. The use of historical data as a basis for estimating the statistic behavior of the relevant markets and finally determining the possible range of the future outcomes on the basis of this statistic behavior may not always cover all possible scenarios, especially those of an exceptional nature.

Any market sensitive instruments, including equity and interest bearing investments, that our Company's pension plans hold are not included in the following quantitative and qualitative disclosures. For additional information see ▷ Note 24 Pension plans and similar commitments. SFS holds a minor trading portfolio which is subject to strict limits. As of September 30, 2011, and 2010, respectively, it had a VaR close to zero.

Foreign currency exchange rate risk

Transaction risk and foreign currency exchange rate risk management

Siemens' international operations expose the Company to foreign currency exchange rate risks, particularly regarding fluctuations between the U.S. dollar and the euro, in the ordinary course of business. The Company employs various strategies discussed below involving the use of derivative financial instruments to mitigate or eliminate certain of those exposures.

Foreign currency exchange rate fluctuations may create unwanted and unpredictable earnings and cash flow volatility. Each Siemens unit conducting business with international counterparties that leads to future cash flows denominated in a currency other than its functional currency is exposed to risks from changes in foreign currency exchange rates. Foreign currency exchange rate exposure is partly balanced by purchasing of goods, commodities and services in the respective currencies as well as production activities and other contributions along the value chain in the local markets.

Operating units are prohibited from borrowing or investing in foreign currencies on a speculative basis. Intercompany financing or investments of operating units are preferably carried out in their functional currency or on a hedged basis.

Siemens has established a foreign currency exchange rate risk management system that has an established track record for years. Each Siemens unit is responsible for recording, assessing, monitoring, reporting and hedging its foreign currency transaction exposure. The binding guideline for Siemens' Divisions and entities provides the concept for the identification and determination of a single net foreign currency position for each unit and commits the units to hedge this aggregated position within a narrow band of at least 75% but no more than 100% of their net foreign currency position. In addition, the guideline provides a framework of the organizational structure necessary for foreign currency exchange rate risk management, proposes hedging strategies and defines the hedging instruments available to the entities: foreign currency exchange contracts, foreign currency put and call options and stop-loss orders. If there are no conflicting country specific regulations, hedging activities of the operating units are transacted internally with Corporate Treasury. Hedging transactions with external counterparties in the global financial markets are carried out under these limitations by Corporate Treasury. This includes hedging instruments which qualify for hedge accounting.

Siemens has a Company-wide portfolio approach which generates a benefit from any potential off-set of divergent cash flows in the same currency, as well as optimized transaction costs. For additional information regarding the effect of this Company-wide portfolio approach on the Consolidated Financial Statements, as well as for a discussion of hedging activities employed to mitigate or eliminate foreign currency exchange rate risks see ▷ Note 32 Derivative financial instruments and hedging activities.

The VaR relating to foreign currency exchange rates is calculated by aggregating the net foreign currency positions after hedging of the entities. As of September 30, 2011 the foreign currency exchange rate risk based on historical volatilities and correlations, a ten day holding period and a confidence level of 99.5% resulted in a VaR of €23 million compared to a VaR of €29 million in the year before. The prior-year amount has been adjusted in order to take into consideration the modified principles with regard to foreign currency exchange rate risk management. Changes in euro values of future cash flows denominated in foreign currency due to volatile foreign currency exchange rates might influence the unhedged portion of revenues, but would also affect the unhedged portion of cost of materials. Future changes in the foreign currency exchange rates can impact sales prices and may lead to margin changes, the extent of which is determined by the matching of foreign currency revenues and expenses.

Siemens defines foreign currency exchange rate exposure generally as items of the Consolidated Statement of Financial Position in addition to firm commitments which are denominated in foreign currencies, as well as foreign currency denominated cash inflows and cash outflows from forecast transactions for the following three months. This foreign currency exchange rate exposure is determined based on the respective functional currencies of the exposed Siemens' entities.

Effects of foreign currency translation

Many Siemens subsidiaries are located outside the eurozone. Since the financial reporting currency of Siemens is the euro, the financial statements of these subsidiaries are translated into euro for the preparation of the Consolidated Financial Statements of Siemens. To consider the effects of foreign currency translation in the risk management, the general assumption is that investments in foreign-based operations are permanent and that reinvestment is continuous. Effects from foreign currency exchange rate fluctuations on the translation of net asset amounts into euro are reflected in the Company's consolidated equity position.

Interest rate risk

Siemens' interest rate risk exposure is mainly related to debt obligations like bonds, loans, commercial paper and interest-bearing deposits and investments. Siemens manages this risk using derivative financial instruments which allow the Company to hedge fair value changes by swapping fixed rates of interest into variable rates of interest. In order to optimize the Company's position with regard to interest income and interest expenses and to manage the overall financial interest rate risk with respect to valuation risk affecting profit and loss and economic risk of changing interest rates, Corporate Treasury performs a comprehensive corporate interest rate risk management, under which the interest rate risk relating to the SFS business and to the remaining group are managed separately. For additional information see ▷ *Note 32 Derivative financial instruments and hedging activities*.

If there are no conflicting country-specific regulations, all Siemens segments and entities generally obtain any required financing through Corporate Treasury in the form of loans or intercompany clearing accounts. The same concept is adopted for deposits of cash generated by the units.

Assuming historical volatilities and correlations, a ten day holding period and a confidence level of 99.5% the interest rate VaR was €68 million as of September 30, 2011, decreasing from the comparable value of €107 million as of September 30, 2010. This interest rate risk results primarily from euro and U.S. dollar denominated long-term fixed rate debt obligations and interest-bearing investments. The decrease of VaR reflects primarily a reduced interest rate risk relating to euro in connection with outstanding debt obligations and investments as well as derivative financial instruments used to manage and optimize the Company's interest rate risk. For additional information see ▷ *Note 32 Derivative financial instruments and hedging activities*.

Commodity price risk

Siemens' production operations expose the Company to various commodity price risks in the ordinary course of business. Especially in the Sectors Industry and Energy a continuous supply of copper was necessary for the operating activities. Commodity price risk fluctuations may create unwanted and unpredictable earnings and cash flow volatility. The Company employs various strategies discussed below involving the use of derivative financial instruments to mitigate or eliminate certain of those exposures.

Siemens has established a commodity price risk management system to reduce earnings and cash flow volatility. Each Siemens unit is responsible for recording, assessing, monitoring, reporting and hedging its risks from forecast and pending commodity purchase transactions (commodity price risk exposure). The binding guideline for Siemens Divisions and entities developed by the Corporate Supply Chain Management Department provides the concept for the identification and determination of the commodity price risk exposure and commits the units to hedge it within a narrow band of 75% to 100% of the commodity price risk exposure in the product business for the current and the subsequent quarter and 95% to 100% of the commodity price risk exposure in the project business after receipt of order.

The aggregated commodity price risk exposure is hedged with external counterparties through derivative financial hedging instruments by Corporate Treasury. Derivative financial hedging instruments designated for hedge accounting are directly entered into with external counterparties. Additionally, Siemens applies a Company-wide portfolio approach which generates a benefit from optimizing the Company's position of the overall financial commodity price risk. For additional information regarding the effect of this Company-wide portfolio approach on the Consolidated Financial Statements,

as well as for a discussion of hedging activities employed to mitigate or reduce commodity price risks see ▷ Note 32 Derivative financial instruments and hedging activities.

Using historical volatilities and correlations, a ten day holding period and a confidence level of 99.5%, the VaR, which comprises the net position of commodity derivatives and the commodity purchase transactions with price risk, was €9 million as of September 30, 2011 compared to €8 million as of September 30, 2010.

Equity price risk

Siemens' investment portfolio consists of direct and indirect investments in publicly traded companies held for purposes other than trading. The direct participations result mainly from strategic partnerships or compensation from M&A transactions; indirect investments in fund shares are mainly transacted for financial reasons.

The equity investments are monitored based on their current market value, affected primarily by fluctuations in the volatile technology-related markets worldwide. The market value of Siemens' portfolio in publicly traded companies as of September 30, 2011 was €516 million compared to €138 million as of September 30, 2010.

Based on historical volatilities and correlations, a ten day holding period and a confidence level of 99.5%, the VaR as of September 30, 2011 of Siemens' equity investments was €63 million compared to €13 million the year before.

Both changes, the increase in market value and the increase in VaR, relate mainly to 12.5 million shares newly issued by AtoS with a five-year lock-up commitment, received from AtoS in connection with the divestment of Siemens IT Solutions and Services. For further information regarding this transaction see ▷ Note 4 Acquisitions, dispositions and discontinued operations.

Liquidity risk

Liquidity risk results from the Company's potential inability to meet its financial liabilities, e.g. for the settlement of its financial debt or for ongoing cash requirements from operating activities. In addition to having implemented effective working capital and cash management, Siemens mitigates liquidity risk by arranged borrowing facilities with highly rated financial institutions, via a medium-term notes program and via an established global commercial paper program. Liquidity risk may also be mitigated by the Siemens Bank GmbH, which was established in December 2010. The Siemens Bank increased the flexibility of depositing cash or refinancing by using European Central Bank accounts. For further information regarding short- and long-term debt see ▷ Note 23 Debt.

In addition to the above-mentioned sources of liquidity, Siemens constantly monitors funding options available in the capital markets, as well as trends in the availability and costs of such funding, with a view to maintaining financial flexibility and limiting repayment risks.

The following table reflects all contractually fixed pay-offs for settlement, repayments and interest resulting from recognized financial liabilities as well as from irrevocable loan commitments. It includes expected net cash outflows from derivative financial liabilities that are in place as per September 30, 2011. Such expected net cash outflows are determined based on each particular settlement date of an instrument. The amounts disclosed are undiscounted net cash outflows for the respective upcoming fiscal years, based on the earliest date on which Siemens could be required to pay. Cash outflows for financial liabilities (including interest) without fixed amount or timing are based on the conditions existing at September 30, 2011.

	Year ended September 30,			
(in millions of €)	2012	2013	2014 to 2016	2017 and thereafter
Non-derivative financial liabilities				
Notes and bonds	3,099	2,604	4,539	7,306
Loans from banks	1,201	929	476	12
Other financial indebtedness	26	13	60	29
Obligations under finance leases	31	34	43	124
Trade payables	7,562	111	5	2
Other financial liabilities	1,384	51	29	3
Derivative financial liabilities	901	320	225	88
Irrevocable loan commitments	2,384	127	29	1

The risk implied from the values shown in the table above reflects the one-sided scenario of cash outflows only. Obligations under finance leases, trade payables and other financial liabilities mainly originate from the financing of assets used in Siemens' ongoing operations such as property, plant, equipment and investments in working capital – e.g. inventories and trade receivables. These assets are considered in the Company's overall liquidity risk management. A considerable portion of the irrevocable loan commitments result from asset-based lending transactions meaning that the respective loans can only be drawn after sufficient collateral has been provided by the borrower. To monitor existing financial assets and liabilities as well as to enable an effective controlling of future risks, Siemens has established a comprehensive risk reporting covering its worldwide business units.

The balanced view of liquidity and financial indebtedness is stated in the calculation of the Net debt. Net debt results from total debt less total liquidity. **Total debt** comprises line item Short-term debt and current maturities of long-term debt as well as line item Long-term debt, as stated on the Consolidated Statements of Financial Position. Total debt comprises items Notes and bonds, Loans from banks, Obligations under finance leases and Other financial indebtedness such as commercial paper. Total liquidity refers to the liquid financial assets, which Siemens had available at the respective period-end dates to fund its business operations and to pay for near-term obligations. **Total liquidity** comprises line items Cash and cash equivalents as well as line item Available-for-sale financial assets, as stated on the Consolidated Statements of Financial Position. Management uses the Net debt measure for internal corporate finance management, as well as for external communication with investors, analysts and rating agencies.

	September 30,	
(in millions of €)	2011	2010
Short-term debt and current maturities of long-term debt	3,660	2,416
Long-term debt	14,280	17,497
Total debt	**17,940**	**19,913**
Cash and cash equivalents	(12,468)	(14,108)
Available-for-sale financial assets (current)	(477)	(246)
Total liquidity	**(12,945)**	**(14,354)**
Net debt (Total debt less Total liquidity)	**4,995**	**5,560**

Siemens' **capital resources** consist of a variety of short- and long-term financial instruments including, but not limited to, loans from financial institutions, commercial paper, medium-term notes and bonds. In addition to cash and cash equivalents and to available-for-sale financial assets liquid resources consist of future cash flows from operating activities.

Siemens' **capital requirements** include, among others, scheduled debt service, regular capital spending, ongoing cash requirements from operating, Corporate Treasury and SFS financing activities, dividend payments, pension plan funding, portfolio activities and cash outflows in connection with restructuring measures.

Credit risk

Credit risk is defined as an unexpected loss in cash and earnings if the customer is unable to pay its obligations in due time or if the value of property or equipment that serves as collateral declines.

Siemens provides its customers with various forms of direct and indirect financing particularly in connection with large projects. Siemens finances a large number of smaller customer orders, for example the leasing of medical equipment, in part through SFS. SFS is also exposed to credit risk by financing third-party equipment or by taking direct or indirect participations in financings, such as syndicated loans. In part, Siemens takes a security interest in the assets Siemens finances or Siemens receives additional collateral. Siemens may incur losses if the credit quality of its customers deteriorates or if they default on their payment obligations to Siemens, such as a consequence of the financial crisis and the global downturn.

The effective monitoring and controlling of credit risk is a core competency of our risk management system. Siemens has implemented a binding credit policy for all entities. Hence, credit evaluations and ratings are performed for all customers with an exposure or requiring credit beyond a centrally defined limit.

Customer ratings, analyzed and defined by a designated SFS department, and individual customer limits are based on generally accepted rating methodologies, with the input consisting of information obtained from external rating agencies, data service providers and Siemens' customer default experiences. Such ratings are processed by internal risk assessment specialists. Ratings and credit limits are carefully considered in determining the conditions under which direct or indirect financing will be offered to customers.

Credit risk is recorded and monitored on an ongoing basis applying different approaches dependent on the underlying product. Central systems are used for ongoing monitoring of counterparty risk. In addition, SFS uses own systems for its financing activities. There are also a number of decentralized tools used for management of individual credit risks within the operating units. A central IT application processes data from the operating units together with rating and default information and calculates an estimate which may be used as a basis for individual bad debt provisions. In addition to this automated process, qualitative information is considered, in particular to incorporate the latest developments.

To increase transparency with regard to credit risk Corporate Treasury has established the Siemens Credit Warehouse to which numerous operating units from the Siemens Group regularly transfer business partner data as a basis for a centralized rating process. In addition, numerous operating units transfer their trade receivables with a remaining term up to one year along with the inherent credit risk to the Siemens Credit Warehouse, but remain responsible for servicing activities such as collections and receivables management. The Siemens Credit Warehouse actively identifies, quantifies and manages the credit risk in its portfolio, such as by selling or hedging exposure to specific customers, countries and industries. In addition to an increased transparency with regard to credit risk, the Siemens Credit Warehouse may provide Siemens with an additional source of liquidity and strengthens Siemens' funding flexibility.

The maximum exposure to credit risk of financial assets, without taking account of any collateral, is represented by their carrying amount. Credit risks arising from irrevocable loan commitments are equal to the expected future pay-offs resulting from these commitments. Credit risks arising from credit guarantees are described in ▷ *Note 29 Commitments and contingencies*. There were no significant concentrations of credit risk as of September 30, 2011 and 2010.

Concerning trade receivables and other receivables, as well as other loans or receivables included in line item Other financial assets that are neither impaired nor past due, there were no indications as of September 30, 2011, that defaults in payment obligations will occur. As of September 30, 2011 and 2010, there are no financial instruments that are past due but not impaired. For further information regarding the concept for the determination of allowances on receivables see ▷ *Note 3 Critical accounting estimates*.

34 – Share-based payment

Share-based payment awards at Siemens, including Bonus Awards, Stock Awards, Stock Options, the Share Matching Program and its underlying plans as well as the Jubilee Share Program are predominately designed as equity-settled plans and to a limited extent as cash-settled plans. If participating Siemens companies cease to be part of the Siemens Group, they are no longer eligible to participate in future share-based payment awards at Siemens. In such cases the participating Siemens companies have the right to settle the share-based payment awards prematurely. Total pretax expense for share-based payment recognized in line item Income from continuing operations amounted to €148 million and €119 million in fiscal 2011 and 2010, respectively, and refers primarily to equity-settled awards, including the Company's Base Share Program.

STOCK AWARDS

The Company grants stock awards and phantom stock as a means for providing share-based compensation to members of the Managing Board, members of the senior management of Siemens AG and its domestic and foreign subsidiaries and other eligible employees. Stock awards are subject to a four year vesting period for awards granted up to fiscal 2007 and a three year vesting period for awards granted thereafter. Upon expiration of the vesting period, the recipient receives Siemens shares without payment of consideration. Stock awards are forfeited if the grantee's employment with the Company terminates prior to the expiration of the vesting period. During the vesting period, grantees are not entitled to dividends. Stock awards may not be transferred, sold, pledged or otherwise encumbered. Stock awards may be settled in newly issued shares of common stock of Siemens AG, treasury stock or in cash. The settlement method will be determined by the Managing Board and the Supervisory Board.

Each fiscal year, the Company decides whether or not to grant stock awards. Stock awards may be granted only once a year within thirty days following the date of publication of the business results for the previous fiscal year. The Supervisory Board decides annually after the end of each fiscal year how many stock awards to grant to the Managing Board and the Managing Board decides annually how many stock awards to grant to members of the senior management and eligible employees of the Company.

In fiscal 2011, the Company granted 1,378,185 stock awards; thereof 128,284 awards to members of the Managing Board. In fiscal 2010, the Company granted 1,361,586 stock awards; thereof 154,226 awards to members of the Managing Board. Details on stock award activity and weighted average grant-date fair value are summarized in the table below:

	Year ended September 30, 2011		Year ended September 30, 2010	
	Awards	Weighted average grant-date fair value	Awards	Weighted average grant-date fair value
Non-vested, beginning of period	4,787,318	€58.06	4,438,303	€57.22
Granted	1,378,185	€77.79	1,361,586	€60.79
Vested	(1,558,938)	€79.93	(824,694)	€57.28
Forfeited/settled	(283,984)[1]	€56.28[1]	(187,877)[1]	€61.50[1]
Non-vested, end of period	**4,322,581**	**€56.58**	4,787,318	€58.06

1 Consists of 153,223 forfeited and 130,761 settled awards with weighted average grant-date fair values of €54.41 and €58.47, respectively, in fiscal 2011 and of 153,020 forfeited and 34,857 settled awards with weighted average grant-date fair values of €57.43 and €79.34, respectively, in fiscal 2010.

Fair value was determined as the market price of Siemens shares less the present value of dividends expected during the four year and three year vesting period, respectively, as stock awards do not carry dividend rights during the vesting period, which resulted in a weighted average grant-date fair value of €77.79 and €60.79, respectively, per stock award granted in fiscal 2011 and 2010. Total fair value of stock awards granted in fiscal 2011 and 2010 amounted to €107 million and €83 million, respectively.

Item Forfeited / settled in fiscal 2010, includes rights to stock awards granted to former Managing Board and Supervisory Board members, who used their stock award rights to net their obligations towards the Company, which resulted from settlement agreements in connection with compliance matters. For further information see ▷ Note 30 Legal proceedings.

Share-based compensation of Managing Board members for fiscal 2011

The Supervisory Board decided to make further adjustments to the remuneration system for the Managing Board and to focus even more sharply on sustainable corporate management. Revisions to the remuneration system for the Managing Board, the details of which are set forth in the Compensation report within the Corporate Governance report included in the Annual Report for fiscal year 2011, became effective as of October 1, 2010.

Variable compensation component (bonus): In fiscal 2011 agreements were entered into which entitle members of the Managing Board to Bonus Awards contingent upon the target attainment. The fair value of these entitlements amounting to €5 million was determined by calculating the present value of the target amount. Compensation expense related to Bonus Awards is generally recognized over one-year until they vest. Beneficiaries will receive one Siemens share without payment of consideration for each Bonus Award, following an additional waiting period of four years.

Long-term stock-based compensation: In fiscal 2011 agreements were entered into which entitle members of the Managing Board to Stock Awards contingent upon the target attainment. Half of the annual target amount for stock awards will be linked to the average of published earnings per share (basic EPS) for the past three fiscal years. The fair value of these entitlements amounting to €5 million was determined by calculating the present value of the target amount. The other half of the target amount for Stock Awards is based on the performance of Siemens stock relative to five competitors (ABB, General Electric, Philips, Rockwell, Schneider). The fair value of these entitlements amounting to €6 million was calculated by applying a local volatility model. Inputs to that model include an expected weighted volatility of Siemens shares of 30% and 29% and a market price of €88.09 and €92.98 per Siemens share in the first and third quarter, respectively. Expected volatility was determined by reference to implied volatilities. The model applies a risk-free interest rate of up to 2.4% and up to 3.0% and an expected dividend yield of 3% and 2.4% in the first and third quarter, respectively. Compensation expense related to stock awards is generally recognized over five years until they vest, including a restriction period of four years. The total carrying amount for liabilities arising from stock awards settled in cash amounts to €– as of September 30, 2011.

SHARE MATCHING PROGRAM AND ITS UNDERLYING PLANS:

1. Share Matching Plan

In fiscal 2011 and 2010, the Company issued a new tranche under the Share Matching Plan. Starting with the tranche issued in fiscal 2010, senior managers of Siemens AG and participat-

ing Siemens companies may invest a specified percentage of their compensation in Siemens shares; in fiscal 2011, members of the Managing Board, for the last time, could invest a specified amount of their bonus payout relating to fiscal 2010 in Siemens shares. Within a predetermined period in the first quarter of each fiscal year, plan participants decide on their investment amount for which investment shares are purchased. The shares are purchased at the market price at a predetermined date in the second quarter. Plan participants receive the right to one Siemens share without payment of consideration (matching share) for every three investment shares continuously held over a period of three years (vesting period) provided the plan participant has been continuously employed by Siemens AG or another Siemens company until the end of the vesting period. During the vesting period, matching shares are not entitled to dividends. The right to receive matching shares forfeits if the underlying investment shares are transferred, sold, pledged or otherwise encumbered. Matching shares may be settled in newly issued shares of common stock of Siemens AG, treasury stock or in cash. The settlement method will be determined by the Managing Board. Each fiscal year, the Company decides whether or not to issue a new tranche under the Share Matching Plan.

2. Monthly Investment Plan

In fiscal 2011 and 2010, the Company issued a new tranche under the Monthly Investment Plan that is a further component of the Share Matching Plan and which is available for employees – other than senior managers – of Siemens AG and participating Siemens companies. Plan participants may invest a specified percentage of their compensation in Siemens shares on a monthly basis over a period of twelve months. The shares are purchased at market price at a predetermined date once a month. The Managing Board of the Company will decide annually, whether shares acquired under the Monthly Investment Plan (investment shares) may be transferred to the Share Matching Plan the following year. If the Managing Board decides that shares acquired under the Monthly Investment Plan are transferred to the Share Matching Plan, plan participants will receive the right to matching shares under the same conditions applying to the Share Matching Plan described above. Each fiscal year the Managing Board decides, whether or not to issue a new tranche under the Monthly Investment Plan.

In October 2010, the Managing Board decided that shares acquired under the first tranche of the Monthly Investment Plan will be transferred to the Share Matching Plan as of February 2011.

3. Base Share Program

In fiscal 2011 and 2010, the Company issued an annual tranche under the Base Share Program. Starting with the tranche issued in fiscal 2010, employees of Siemens AG and participating domestic Siemens companies can invest a fixed amount of their compensation into Siemens shares, sponsored by Siemens with a tax beneficial allowance; in fiscal 2011, members of the Managing Board, for the last time, could participate in the Base Share Program. The shares are bought at market price at a predetermined date in the second quarter and grant the right to receive matching shares under the same conditions applying to the Share Matching Plan described above. Each fiscal year, the Managing Board decides whether or not to issue a new tranche under the Base Share Program. The fair value of the base share program equals the amount of the tax beneficial allowance sponsored by Siemens. In fiscal 2011 and 2010, the Company incurred pretax expense from continuing operations of €28 million and €24 million.

4. Resulting Matching Shares

	Year ended September 30, 2011 Matching Shares	Year ended September 30, 2010 Matching Shares
Outstanding, beginning of period	1,614,729	1,266,444
Granted[1]	579,845	446,324
Forfeited	(80,258)	(59,414)
Settled	(137,225)	(38,625)
Outstanding, end of period	**1,977,091**	1,614,729

1 Thereof 3,602 and 6,837 to the Managing Board in fiscal 2011 and 2010, respectively.

Fair value was determined as the market price of Siemens shares less the present value of expected dividends during the vesting period as matching shares do not carry dividend rights during the vesting period. Non-vesting conditions, i.e. the condition neither to transfer, sell, pledge nor otherwise encumber the underlying shares, were considered in determining the fair values. The fair values of matching shares granted amounted to €58.15 and €71.09, per share, respectively, depending on the respective grant dates in the first quarter of fiscal 2011. The fair value of matching shares granted in the first quarter of fiscal 2010, amounted to €47.18 per share. In fiscal 2011 and 2010, the weighted average grant-date fair value of the resulting matching shares is €66.13 and €47.18 per share respectively, based on the number of instruments granted.

JUBILEE SHARE PROGRAM

Under the Jubilee Share Program, eligible employees of Siemens AG and participating domestic Siemens companies receive jubilee shares after having been continuously employed by the Company for 25 and 40 years (vesting period), respectively. Generally, settlement of jubilee grants is in shares. Jubilee shares are measured at fair value considering biometrical factors. The fair value is determined as the market price of Siemens shares at grant date less the present value of dividends expected to be paid during the vesting period for which the employees are not entitled to. The weighted average fair value of each jubilee share granted in fiscal 2011 for the 25th and the 40th anniversary is €51.39 and €44.18, respectively, based on the number of shares granted. The weighted average fair value of each jubilee share granted adjusted by biometrical factors (considering fluctuation) is €29.24 and €22.24, respectively, in fiscal 2011. The weighted average fair value of each jubilee share granted in fiscal 2010 for the 25th and the 40th anniversary is €43.41 and €39.54, respectively, based on the number of shares granted. The weighted average fair value of each jubilee share granted adjusted by biometrical factors (considering fluctuation) is €29.40 and €26.28, respectively, in fiscal 2010.

In fiscal 2011 and 2010, 0.49 million and 0.45 million jubilee shares were granted; 0.18 million and 0.06 million were transferred, 0.41 million and 0.18 million forfeited, resulting in an outstanding balance of 4.9 million and 5.0 million jubilee shares as of September 30, 2011 and 2010. Considering biometrical factors, 3.55 million and 3.69 million jubilee shares are expected to vest as of September 30, 2011 and 2010.

STOCK OPTION PLAN

2001 Siemens Stock Option Plan

At the Annual Shareholders' Meeting on February 22, 2001, shareholders authorized Siemens AG to establish the 2001 Siemens Stock Option Plan, making available up to 55 million options. The option grants were subject to a two-year vesting period, after which they could be exercised for a period of up to three years. The exercise price was equal to 120% of the reference price, which corresponded to the average opening market price of Siemens AG during the five trading days preceding the date of the stock option grant. However, an option could only be exercised if the trading price of the Company's shares had reached a performance target which was equal to the exercise price at least once during the life of the option. The terms of the plan allowed the Company, at its discretion upon exercise of the option, to offer optionees settlement of the options in either newly issued shares of common stock of Siemens AG from the Conditional Capital reserved for this purpose, treasury stock or cash. The alternatives offered to optionees had been determined by the Managing Board in each case as approved by the Supervisory Board. Compensation in cash was equal to the difference between the exercise price and the opening market price of the Company's stock on the day of exercising the stock options.

The issuance of stock options to members of the Managing Board on or after October 1, 2003, has been subject to the proviso that the Supervisory Board could restrict the stock option exercise in the event of extraordinary, unforeseen changes in the market price of the Siemens share. Those restrictions could reduce the number of options exercisable by each Board Member, provide for an exercise in cash for a constricted amount only, or suspend the exercise of the option until the extraordinary effects on the share price have ceased. The fair value of the options had not been adjusted for effects resulting from such restrictions. Reasonable estimates could not be made until it had been probable that such adverse events occured. Since it had been not possible to reliably estimate the fair value of those options at the grant date, compensation costs had been determined based on the current intrinsic value of the option until the date at which the number of shares to which a Board member was entitled to and the exercise price was determinable. Upon that date, fair value had been determined in accordance with the fair value recognition provisions of IFRS 2, Share-Based Payment, based on an appropriate fair value option pricing model.

The authority to distribute options under the 2001 Siemens Stock Option Plan expired on December 13, 2006. Accordingly, no further options were granted under this plan.

The exercise period for the outstanding options expired in fiscal 2011. Hence, there were no options outstanding and exercisable as of September 30, 2011. Details on option exercise activity and weighted average exercise prices for the years ended September 30, 2011 and 2010 are as follows:

	Year ended September 30, 2011		Year ended September 30, 2010	
	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding, beginning of period	935,432	€74.59	2,627,742	€73.89
Options exercised	(916,137)	€74.59	(687,605)	€74.59
Options expired	(12,220)	€74.59	(888,210)	€72.54
Options forfeited	(7,075)	€74.59	(116,495)	€74.42
Options settled	–	–	–	–
Outstanding, end of period	–	–	935,432	€74.59
Exercisable, end of period	–	–	935,432	€74.59

As of September 30, 2010, for Options outstanding the weighted average remaining contractual term was 0.13 years; the aggregate intrinsic value amounted to €3 million.

The following table summarizes information on stock options outstanding at September 30, 2011 and 2010:

	September 30, 2011		September 30, 2010	
Exercise prices	Number of options outstanding	Weighted average remaining life (years)	Number of options outstanding	Weighted average remaining life (years)
€74.59	–	–	935,432	0.1

Fair value information

The Company's determination of the fair value of stock option grants was based on an option pricing model which had been developed for use in estimating the fair values of options that have no vesting restrictions. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The fair value per option outstanding as of September 30, 2010 amounted to €4.06 for grants made in fiscal 2006.

OTHER SHARE-BASED PAYMENT AWARDS

Siemens maintains other share-based payment awards. The grants of other share-based payment awards do not have a material impact on Siemens' Consolidated Financial Statements.

35 – Personnel costs

	Year ended September 30,	
(in millions of €)	2011	2010
Wages and salaries	19,167	18,311
Statutory social welfare contributions and expenses for optional support payments	3,093	2,894
Expenses relating to pension plans and employee benefits	938	681
	23,198	**21,886**

Item Expenses relating to pension plans and employee benefits includes service costs for the period. Expected return on plan assets and interest cost are included in pension related interest income (expense), see ▷ *Note 9 Interest income, interest expense and other financial income (expense), net*.

Included in fiscal 2010, are expenses of €0.3 billion related to special remuneration for non-management employees, see ▷ *Note 37 Segment information*.

Wages and salaries, statutory social welfare contributions and expenses for optional support payments and expenses relating to pension plans and employee benefits for continuing and discontinued operations amounts to €26,239 million and €25,709 million, respectively in fiscal 2011 and 2010.

The average number of employees in fiscal years 2011 and 2010 was 350.5 thousand and 332.6 thousand, respectively (based on continuing operations). Part-time employees are included on a proportionate basis. The employees were engaged in the following activities:

	Year ended September 30,	
(in thousands)	2011	2010
Manufacturing and services	214.5	204.6
Sales and marketing	73.8	70.5
Research and development	27.8	27.2
Administration and general services	34.4	30.3
	350.5	332.6

The average number of employees in fiscal years 2011 and 2010 was 412.0 thousand and 403.0 thousand, respectively (based on continuing and discontinued operations). Thereof, in fiscal 2011 and 2010, 264.1 thousand and 262.1 thousand employees were engaged in manufacturing and services, 80.4 thousand and 78.0 thousand employees were engaged in sales and marketing, 30.4 thousand and 30.1 thousand employees were in research and development and 37.1 thousand and 32.8 thousand employees were in administration and general services in fiscal 2011 and 2010, respectively.

36 – Earnings per share

	Year ended September 30,	
(shares in thousands)	2011	2010
Income from continuing operations	7,011	4,262
Less: Portion attributable to non-controlling interest	187	160
Income from continuing operations attributable to shareholders of Siemens AG	6,824	4,102
Weighted average shares outstanding – basic	873,098	868,244
Effect of dilutive convertible debt securities and share-based payment	9,558	9,236
Weighted average shares outstanding – diluted	882,656	877,480
Basic earnings per share (from continuing operations)	€7.82	€4.72
Diluted earnings per share (from continuing operations)	€7.73	€4.67

Share-based payment plans are dilutive at the Income from continuing operations level and so, in accordance with IAS 33, Earnings per Share, have been treated as dilutive for the purpose of diluted earnings per share. The diluted loss per share from discontinued operations is lower than basic loss per share from discontinued operations because of the effect of losses on discontinued operations.

The dilutive earnings per share computation does not contain weighted average shares of 1,709 thousand in fiscal 2010, since the options' exercise prices exceeded the average market price of ordinary shares and its inclusion would have been antidilutive in the years presented.

37 – Segment information

The Company is divided into Sectors being Industry, Energy and Healthcare, a segment for Equity Investments and segment Financial Services (SFS). Segment information is presented for continuing operations. Accordingly, current and prior period Segment information excludes discontinued operations. Regarding our discontinued operations Siemens IT Solutions and Services and OSRAM, see ▷ *Note 4 Acquisitions, dispositions and discontinued operations*.

DESCRIPTION OF REPORTABLE SEGMENTS

The three Sectors comprise manufacturing, industrial and commercial goods, solutions and services in areas more or less related to Siemens' origins in the electrical business field.

Industry

The Industry Sector offers a complete spectrum of products, services and solutions for the efficient use of resources and energy and improvements of productivity in industry and infrastructure. Its integrated technologies and holistic solutions address primarily industrial customers, such as process and manufacturing industries, and infrastructure customers, especially in the areas of transport, buildings and utilities.

Energy

The Energy Sector offers a wide spectrum of products, services and solutions for the generation, transmission and distribution of power, and the extraction, conversion and transport of oil and gas. It primarily addresses the needs of energy providers, but also serves industrial companies, particularly in the oil and gas industry.

Healthcare

The Healthcare Sector offers customers a comprehensive portfolio of medical solutions across the value-added chain – ranging from medical imaging to in vitro diagnostics to interventional systems and clinical information technology systems – all from a single source. In addition, the Sector provides technical maintenance, professional and consulting services, and, together with Financial Services (SFS), financing to assist customers in purchasing the Sector's products.

Equity Investments

Equity Investments is a reportable segment with its own management. Equity Investments contains investments account-

ed for under the equity method or at cost and current available-for-sale financial assets, which are not allocated to a Sector, SFS, CMPA, SRE, Corporate items or Corporate Treasury. For strategic reasons, as of September 30, 2011 and 2010, NSN, BSH and EN, are, among others, reported in Equity Investments, see ▷ Note 19 Investments accounted for using the equity method for further information.

Financial Services (SFS)

Financial Services provides a variety of financial services and products both to third parties and to other Siemens entities and their customers.

RECONCILIATION TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation to Consolidated Financial Statements contains businesses and items not directly related to Siemens' reportable segments:

Centrally managed portfolio activities

Beginning with fiscal 2010, Segment information includes a line item for centrally managed activities generally intended for divestment or closure. In fiscal 2011 and 2010, it primarily includes activities remaining from divestments and discontinued operations such as from Siemens IT Solutions and Services and from the former Com business as well as effects from EA sold in the second quarter of fiscal 2011. For further information, see ▷ Note 4 Acquisitions, dispositions and discontinued operations.

Siemens Real Estate (SRE)

Siemens Real Estate owns and manages the Siemens real estate portfolio and offers a range of services encompassing real estate development, real estate disposal and asset management, as well as lease and services management. SRE completed the project of bundling Siemens' real estate at the end of fiscal 2011. In fiscal 2011 and 2010, assets with a carrying amount of €489 million and €872 million, respectively, were transferred to SRE under a multi-year program to bundle Siemens' real estate.

Corporate items and pensions

Corporate items and pensions includes corporate charges such as personnel costs for corporate headquarters, corporate projects and non-operating investments or results of corporate-related derivative activities and costs for carve out activities managed by corporate, which are charged to the respective segment when the disposal gain or loss is realized or when the activities are classified as discontinued operations. Pensions includes the Company's pension related income (expense) not allocated to the segments, SRE or Centrally managed portfolio activities.

Commencing fiscal 2011, infrastructure costs, previously reported in Corporate items, are allocated to the segments, SRE and Centrally managed portfolio activities; costs for corporate management and corporate technology remain in Corporate items. Prior-year amounts are reported on a comparable basis.

Eliminations, Corporate Treasury and other reconciling items

Eliminations, Corporate Treasury and other reconciling items comprise consolidation of transactions within the segments, certain reconciliation and reclassification items and the activities of the Company's Corporate Treasury. It also includes interest income and expense, such as, for example, interest not allocated to segments or Centrally managed portfolio activities (referred to as financing interest), interest related to Corporate Treasury activities or resulting consolidation and reconciliation effects on interest.

MEASUREMENT – SEGMENTS

Accounting policies for Segment information are generally the same as those used for Siemens, which are described in ▷ Note 2 Summary of significant accounting policies. Lease transactions, however, are classified as operating leases for internal and segment reporting purposes. Corporate overhead is generally not allocated to segments, except for central infrastructure costs which are primarily allocated to the Sectors. Intersegment transactions are based on market prices.

Profit of the Sectors and of Equity Investments:

Siemens' Managing Board is responsible for assessing the performance of the segments. The Company's profitability measure of the Sectors and Equity Investments is earnings before financing interest, certain pension costs, and income taxes as determined by the chief operating decision maker (Profit). Profit excludes various categories of items, not allocated to the Sectors and Equity Investments, which management does not regard as indicative of their performance. For fiscal 2010, Company's management approved a special remuneration presented in Corporate items which was primarily allocated to

the Sectors in fiscal 2011. Profit represents a performance measure focused on operational success excluding the effects of capital market financing issues; for financing issues regarding Equity Investments see paragraph below. The major categories of items excluded from Profit are presented below.

Financing interest, excluded from Profit, is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Sectors and Equity Investments and interest expense on payables to suppliers. Borrowing costs capitalized as part of qualifying long-term projects are not part of financing interest. Financing interest is excluded from Profit because decision-making regarding financing is typically made at the corporate level. Equity Investments include interest and impairments as well as reversals of impairments on long-term loans granted to investments reported in Equity Investments, primarily NSN.

Similarly, decision-making regarding essential pension items is done centrally. Accordingly, Profit primarily includes amounts related to service cost of pension plans only, while all other regularly recurring pension related costs – including charges for the German pension insurance association and plan administration costs – are included in line item Corporate items and pensions. Curtailments are a partial payback with regard to past service cost that affect Segment Profit.

Furthermore, income taxes are excluded from Profit since income tax is subject to legal structures, which typically do not correspond to the structure of the segments.

The effect of certain litigation and compliance issues is excluded from Profit, if such items are not indicative of the Sectors' and Equity Investments' performance, since their related results of operations may be distorted by the amount and the irregular nature of such events. This may also be the case for items that refer to more than one reportable segment, SRE and/or Centrally managed portfolio activities or have a corporate or central character.

Beginning with fiscal 2011, central infrastructure costs, which were formerly reported in Corporate items, are allocated primarily to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and is charged in equal installments in all four quarters. Prior period segment information is reported on a comparable basis.

Profit of Equity Investments mainly comprises income (loss) from investments presented in Equity Investments, such as the share in the earnings of associates or dividends from investments not accounted for under the equity method, income (loss) from the sale of interests in investments, impairment of investments and reversals of impairments. It also includes interest and impairments as well as reversals of impairments on long-term loans granted to investments reported in Equity Investments, primarily NSN.

Profit of the segment SFS

Profit of the segment SFS is Income before income taxes. In contrast to performance measurement principles applied to the Sectors and Equity Investments interest income and expense is an important source of revenue and expense of SFS.

Asset measurement principles

Management determined Assets as a measure to assess capital intensity of the Sectors and Equity Investments (Net capital employed). Its definition corresponds to the Profit measure. It is based on Total assets of the Consolidated Statements of Financial Position, primarily excluding intragroup financing receivables, intragroup investments and tax related assets, since the corresponding positions are excluded from Profit. Mobility, a Division of Industry, includes the project-specific intercompany financing of a long-term project. The remaining assets are reduced by non-interest-bearing liabilities other than tax related liabilities, e.g. trade payables, to derive Assets. Equity Investments may include certain shareholder loans granted to investments reported in Equity Investments, primarily NSN. In contrast, Assets of SFS is Total assets. A reconciliation of Assets disclosed in Segment information to Total assets in the Consolidated Statements of Financial Position is presented below.

New orders

New orders are determined principally as estimated revenue of accepted purchase orders and order value changes and adjustments, excluding letters of intent. New orders are supplementary information, provided on a voluntary basis. It is not part of the audited Consolidated Financial Statements.

Free cash flow definition

Segment information discloses Free cash flow and Additions to property, plant and equipment and intangible assets. Free cash flow of the Sectors and Equity Investments constitutes

net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. It excludes Financing interest, except for cases where interest on qualifying assets is capitalized or classified as contract costs and it also excludes income tax related and certain other payments and proceeds, in accordance with the Company's Profit and Asset measurement definition. Free cash flow of Equity Investments includes interest from shareholder loans granted to investments reported in Equity Investments, primarily NSN. Pension curtailments are a partial payback with regard to past service cost that affect segment Free cash flow. Free cash flow of SFS, a financial services business, includes related financing interest payments and proceeds; income tax payments and proceeds of SFS are excluded.

Amortization, depreciation and impairments

Amortization, depreciation and impairments presented in Segment information includes depreciation and impairments of property, plant and equipment, net of reversals of impairments as well as amortization and impairments of intangible assets, net of reversals of impairment. Goodwill impairment is excluded.

Measurement – Centrally managed portfolio activities and SRE

Centrally managed portfolio activities follow the measurement principles of the Sectors. SRE applies the measurement principles of SFS; since fiscal 2011, Total assets of SRE nets certain intercompany finance receivables with certain intercompany finance liabilities.

RECONCILIATION TO SIEMENS' CONSOLIDATED FINANCIAL STATEMENTS

The following table reconciles total Assets of the Sectors, Equity Investments and SFS to Total assets of Siemens' Consolidated Statements of Financial Position:

	September 30,	
(in millions of €)	2011	2010
Assets of Sectors	20,425	20,580
Assets of Equity Investments	3,382	3,319
Assets of SFS	14,602	12,506
Total Segment Assets	**38,409**	**36,405**
Reconciliation:		
Assets Centrally managed portfolio activities	(397)	(457)
Assets SRE	4,974	5,067
Assets of Corporate items and pensions	(9,141)	(9,644)
Eliminations, Corporate Treasury and other reconciling items of Segment information:		
Asset-based adjustments:		
Intragroup financing receivables and investments	24,808	24,813
Tax-related assets	3,901	4,625
Liability-based adjustments:		
Pension plans and similar commitments	7,307	8,464
Liabilities	42,578	41,637
Eliminations, Corporate Treasury, other items[1]	(8,196)	(8,083)
Total Eliminations, Corporate Treasury and other reconciling items of Segment information	70,398	71,455
Total assets in Siemens' Consolidated Statements of Financial Position	**104,243**	**102,827**

1 Includes assets and liabilities reclassified in connection with discontinued operations.
Due to rounding, numbers presented may not add up precisely to totals provided.

In fiscal years 2011 and 2010, Corporate items and pensions in the column Profit includes €(348) million and €(534) million related to Corporate items, as well as €75 million and €(167) million related to Pensions, respectively. For fiscal 2010, Company's management approved a special remuneration, which was presented in Corporate items in fiscal 2010; in fiscal 2011, the remuneration totaling €267 million for continuing operations was primarily allocated to the Sectors based on management approach, which resulted in a positive impact at Corpo-

rate items. The Sectors were charged as follows: Industry €128 million, Energy €69 million and Healthcare €43 million. Fiscal 2011 includes net charges related to legal and regulatory matters. Furthermore, fiscal 2011 Profit of Corporate items includes €99 million provided for in connection with regional risks managed centrally.

Fiscal 2010 Corporate items also include €96 million gains, net of related costs, from Siemens' directors and officers insurance and from settlement agreements with former Managing Board and Supervisory Board members in conjunction with compliance matters as well as €40 million gains related to the agreed recovery of funds frozen by authorities. For further information see ▷ Note 30 Legal proceedings.

The following table reconciles Free cash flow, Additions to intangible assets and property, plant and equipment and Amortization, depreciation and impairments as disclosed in Segment information to the corresponding consolidated amount for the Company.

	Free cash flow (I) = (II) + (III)		Net cash provided by (used in) operating activities (II)		Additions to intangible assets and property, plant and equipment (III)		Amortization, depreciation and impairments	
	Year ended September 30,		Year ended September 30,		Year ended September 30,		Year ended September 30,	
(in millions of €)	2011	2010	2011	2010	2011	2010	2011	2010
Segment information – based on continuing operations	5,885	7,043	8,056	8,997	(2,171)	(1,954)	2,510	2,598
Discontinued operations	(735)	(30)	(289)	352	(446)	(382)	817	375
Goodwill impairment	–	–	–	–	–	–	128	1,145
Cash flow continuing and discontinued operations	5,150	7,013	7,767	9,349	(2,617)	(2,336)	3,455	4,118

In fiscal 2011, Amortization, depreciation and impairments in the Consolidated Statements of Cash Flow amounts to €2,638 million and consists of €2,510 million as reported in Segment information and €128 million goodwill impairment.

ADDITIONAL SEGMENT INFORMATION

For the years ended September 30, 2011 and 2010, Profit of SFS includes interest income of €654 million and €621 million, respectively and interest expense of €283 million and €282 million, respectively.

38 – Information about geographies

(in millions of €)	Revenue by location of customer 2011	Revenue by location of customer 2010	Revenue by location of companies 2011	Revenue by location of companies 2010
Europe, C.I.S., Africa, Middle East	38,666	37,558	43,727	41,577
Americas	20,492	18,642	19,929	18,379
Asia, Australia	14,357	12,778	9,859	9,022
Siemens	**73,515**	**68,978**	**73,515**	**68,978**
thereof Germany	*10,810*	*10,222*	*19,501*	*17,963*
thereof foreign countries	*62,705*	*58,756*	*54,014*	*51,015*
thereof U.S.	*14,371*	*13,308*	*15,489*	*14,431*

(in millions of €)	Non-current assets September 30, 2011	Non-current assets September 30, 2010
Europe, C.I.S., Africa, Middle East	15,238	16,587
Americas	12,921	13,068
Asia, Australia	2,468	2,825
Siemens	**30,627**	**32,480**
thereof Germany	*6,351*	*7,284*
thereof U.S.	*11,713*	*11,729*

Non-current assets consist of property, plant and equipment, goodwill and other intangible assets.

39 – Related party transactions

JOINT VENTURES AND ASSOCIATES

Siemens has relationships with many joint ventures and associates in the ordinary course of business whereby Siemens buys and sells a wide variety of products and services generally on arm's length terms. For information regarding our subsidiaries, joint ventures and associated companies in fiscal 2011 see ▷ *Note 19 Investments accounted for using the equity method* and ▷ *Note 43 List of subsidiaries and associated companies pursuant to Section 313 of the German Commercial Code*. Information regarding our subsidiaries, joint ventures and associated companies for fiscal 2010 are presented in the List of subsidiaries and associated companies published separately in the German Electronic Federal Gazette (elektronischer Bundesanzeiger).

Sales of goods and services and other income from transactions with joint ventures and associates as well as purchases of goods and services and other expense from transactions with joint ventures and associates are as follows:

(in millions of €)	Sales of goods and services and other income September 30, 2011	Sales of goods and services and other income September 30, 2010	Purchases of goods and services and other expense September 30, 2011	Purchases of goods and services and other expense September 30, 2010
Joint ventures	201	258	39	16
Associates	580	609	267	242
	781	867	**306**	258

Receivables from joint ventures and associates and liabilities to joint ventures and associates are as follows:

(in millions of €)	Receivables September 30, 2011	Receivables September 30, 2010	Liabilities September 30, 2011	Liabilities September 30, 2010
Joint ventures	44	35	76	84
Associates	104	172	189	127
	148	207	**265**	211

As of September 30, 2011 loans given to joint ventures and associates amounted to €158 million. As of September 30, 2010, loans given to joint ventures and associates amounted to

€427 million in total including the remaining tranche of €250 million, nominal in relation to a Shareholder Loan Agreement between Siemens and NSN. In December 2010, Siemens and Nokia Corporation each converted €266 million, including the shareholder loan and deferred interest to NSN into preferred shares. In the fourth quarter of fiscal 2011, in order to strengthen NSN's financial position, Nokia and Siemens each provided new equity of €500 million and received preferred shares in return. The increase in equity did not change the existing shareholder ratio between Siemens and Nokia Corporation. Loans given to joint ventures amounted to €7 million and €4 million, respectively, as of September 30, 2011 and 2010. In the normal course of business the Company regularly reviews loans and receivables associated with joint ventures and associates, including NSN. In fiscal 2011 and 2010, the review resulted in net losses related to valuation allowances totaling €1 million and net gains related to valuation allowances totaling €22 million, respectively. As of September 30, 2011 and 2010, valuation allowances amounted to €37 million and €35 million, respectively.

As of September 30, 2011 and 2010, guarantees to joint ventures and associates amounted to €5,161 million and €5,567 million, respectively, including the HERKULES obligations of €2,690 million and €3,090 million, respectively. For information regarding the HERKULES obligations as well as for information regarding guarantees in connection with the contribution of the carrier related operations into NSN and the SEN operations into EN, see ▷ Note 29 Commitments and contingencies. As of September 30, 2011 and 2010, guarantees to joint ventures amounted to €483 million and €511 million, respectively. As of September 30, 2011 and 2010, the Company had commitments to make capital contributions of €315 million and €303 million to its joint ventures and associates, therein €69 million and €126 million related to joint ventures, respectively. For further information see ▷ Note 29 Commitments and contingencies. For a loan raised by a joint venture, which is secured by a Siemens guarantee, Siemens granted an additional collateral in the first quarter of fiscal 2011. As of September 30, 2011 the outstanding amount totaled to €142 million. As of September 30, 2011 and 2010 there were loan commitments to joint ventures and associates amounting to €200 million and €236 million, respectively, therein €150 million and €186 million, respectively related to joint ventures.

PENSION ENTITIES

For information regarding the funding of our principal pension plans refer to ▷ Note 24 Pension plans and similar commitments. In fiscal 2010, a liability from continuing lease involvement related to a previous sale and lease back transaction with entities controlled by the Siemens Pension-Trust e.V. was derecognized; for further information see ▷ Note 6 Other operating income.

RELATED INDIVIDUALS

Related individuals include the members of the Managing Board and Supervisory Board.

In fiscal 2011 and 2010 members of the Managing Board received cash compensation of €19.0 million and €24.2 million. The fair value of stock-based compensation amounted to €20.3 million and €10.0 million, respectively in fiscal 2011 and 2010. In fiscal 2011 and 2010 the Company granted contributions under the BSAV to members of the Managing Board totaling €5.1 million and €4.3 million.

Therefore in fiscal 2011 and 2010, compensation and benefits, attributable to members of the Managing Board amounted to €44.4 million and €38.5 million in total, respectively.

In fiscal 2011 and 2010, expense related to share-based payment and to the Share Matching Program amounted to €15.2 million and €8.3 million respectively. For further information regarding the Share Matching Program see ▷ Note 34 Share-based payment.

In addition, in fiscal 2009 a post-contractual non-compete agreement was signed with a former member of the Managing Board that is effective for a period of 16 months beginning on December 1, 2008. As compensation for this, a total amount of US$2,769,995 (approximately €2.1 million) will be paid. Of this total, he received US$1,846,667 as a one-time payment in December 2008; the rest will be paid in monthly installments of US$57,708 each.

Compensation attributable to members of the Supervisory Board comprises in fiscal 2011 fixed-compensation and additional compensation for committee work. In fiscal 2011 com-

pensation, attributable to members of the Supervisory Board amounted to €4.8 million. Compensation attributable to members of the Supervisory Board comprises in fiscal 2010 fixed-compensation, short-term variable compensation and long-term variable compensation. In fiscal 2010, compensation, attributable to members of the Supervisory Board amounted to €4.0 million in total, therein €0.6 million related to long-term variable compensation.

The Compensation report outlines the principles used for determining the compensation of the Managing Board of Siemens AG and sets out the level and structure of Managing Board remuneration. In addition, the report describes the policies and levels of compensation paid to Supervisory Board members. The Compensation report, which is part of the Notes to Consolidated Financial Statements, is presented within the Corporate Governance report, included in this Annual Report for fiscal year 2011 (see ▷ B.4).

In fiscal 2011 and 2010, no other major transactions took place between the Company and the other members of the Managing Board and the Supervisory Board.

In addition, some of the members of the Company's Supervisory Board and Managing Board hold positions of significant responsibility with other entities. Siemens has relationships with almost all of these entities in the ordinary course of business whereby the Company buys and sells a wide variety of products and service on arm's length terms. Dr. Josef Ackermann is the Chairman of the Management Board of Deutsche Bank AG. The Company's transactions with Deutsche Bank Group were conducted on arm's length basis and include securities underwriting, other investment banking services, and credit, money market and foreign exchange business as well as transaction banking services. Michael Diekmann is the Chairman of the Board of Management of Allianz SE. Our transactions with Allianz Group were conducted on arm's length basis and include insurance business and asset management.

40 – Principal accountant fees and services

Fees related to professional services rendered by the Company's principal accountant, Ernst & Young (E&Y), for the fiscal years 2011 and 2010 were as follows (continuing and discontinued operations):

(in millions of €)	Year ended September 30, 2011	2010
Type of Fees		
Audit fees	42.0	40.9
Other assurance services (audit-related services)	14.8	5.3
Tax advisory services (Tax services)	0.7	1.0
Other services	–	0.1
Total	57.5	47.3

Audit fees and audit-related fees consist of fees associated with the services pre-approved by the Audit Committee described below. Tax fees, which require specific pre-approval by the Audit Committee, include primarily fees for support services provided in connection with the documentation of transfer pricing arrangements and assistance for competent authority procedures according to Article 25 of the OECD Model Tax Convention regarding transfer pricing issues.

In fiscal 2011 and 2010, 52% and 42%, respectively, of the total fees related to Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, Germany.

AUDIT COMMITTEE PRE-APPROVAL POLICIES

In accordance with German law, Siemens' independent auditor is appointed by the Annual Shareholders' Meeting based on a recommendation of the Supervisory Board. The Audit Committee of the Supervisory Board prepares the board's recommendation on the election of the Company's independent auditor. Subsequent to the auditor's appointment, the Audit Committee engages the auditor and in its sole authority approves the terms and scope of the audit and all audit engagement fees. In addition, it monitors the auditor's independence.

In order to ensure the integrity of independent audits, Siemens' Audit Committee has established a policy to approve all audit and permissible audit-related services provided by our independent auditor prior to the auditor's engagement. As part of this approval process, the Audit Committee adopted pre-approval policies and procedures pursuant to which the Audit Committee annually pre-approves certain types of services to be performed by Siemens' independent auditor. Under the policies, the Company's independent auditor is not allowed to perform any non-audit services which either (1) may impair the auditor's independence under applicable German regulations or the rules and regulations of the International Ethics Standards Board for Accountants (IESBA), the International Federation of Accountants (IFAC), the U.S. Securities and Exchange Commission (SEC) or the Public Company Accounting Oversight Board (PCAOB) or (2) which can be more effectively or economically provided by another provider, even if permissible under the relevant independence rules. Furthermore, the Audit Committee has limited the sum total of all fees that may be incurred during a fiscal year for non-audit services, including audit-related services, tax services and other services, to 30% of the audit fees agreed upon for the respective fiscal year. Primarily due to the audit-related services pertaining to the sale of Siemens IT Solutions and Services and the planned initial public offering of OSRAM, the Audit Committee waived this limitation for fiscal year 2011.

In fiscal 2011 and 2010, the Audit Committee has generally pre-approved the performance by E&Y of audit and audit-related services, including among others the following:

Audit services:

> Annual audit of Siemens' Consolidated Financial Statements and its internal control over financial reporting
> Quarterly review of Siemens' interim consolidated financial statements;
> Audit and review services that are required by statute or regulation, including statutory audits of financial statements of Siemens AG and of its subsidiaries under the rules of their respective countries
> Opening balance sheet audits in connection with acquisitions, including audits with regard to the allocation of purchase prices

Audit-related services:

> Voluntary local GAAP audits
> Due diligence relating to actual or contemplated acquisitions and carve-outs, including consultation in accounting matters
> Post-closing audits
> Carve-out audits and attestation services in the context of carve-outs
> Certification services required by regulation, law or contractual agreement
> Consultation concerning financial accounting and reporting standards based on the auditor's knowledge of Siemens-specific circumstances, including:
  > Accounting advice relating to actual or contemplated transactions or events
  > Advice on the introduction and review of new or revised accounting guidelines and requirements
  > Training regarding accounting-related topics
> Comfort letters
> Employee benefit plan audits
> SAS 70 reports
> Attestation services subject to regulatory requirements, including regulatory advice
> Attestation and audits in connection with the European Community Directive on Waste Electrical and Electronic Equipment
> Attestation of compliance with provisions or calculations required by agreements
> Attest services in accordance with applicable standards, other than audit services required by statute or other regulation

Services that are not generally pre-approved as audit or audit-related services require specific pre-approval by the Audit Committee. An approval may not be granted if the service falls into a category of services not permitted by current law or if it is inconsistent with ensuring the auditor's independence, as expressed in the four principles promulgated by the U.S. Securities and Exchange Commission: (1) an auditor may not act as management or an employee of the audit client; (2) an auditor may not audit his or her own work; (3) an auditor may not serve in an advocacy role for his or her client; and (4) an auditor may not provide services creating a mutual or conflicting interest between itself and the audit client.

While non-audit-related services are not prohibited by law, except for certain types of non-audit services enumerated in the SEC's rules, the Audit Committee has decided as a matter of policy not to engage the principal accountant to provide non audit-related services unless there is a compelling advantage to the Company in using the principal accountant and it can clearly be shown that there is no impairment of independence.

41 – Corporate Governance

Siemens Aktiengesellschaft, currently the sole German publicly traded corporation consolidated by the Company, provided the certification required by Section 161 of the German stock corporation law (AktG). Siemens Aktiengesellschaft made the certifications available to its shareholders.

42 – Subsequent events

In November 2011, NSN announced its strategy to focus its business activities on mobile broadband and services and to initiate restructuring measures aimed at reducing operating expenses and production overheads. These restructuring measures include plans to reduce NSN's global workforce by approximately 17,000. Siemens expects the restructuring measures to result in a substantially higher loss related to its share in NSN in fiscal 2012 compared to fiscal 2011.

Also in November 2011, the Healthcare Sector announced an initiative aimed at increasing the Sector's innovative capacity and competitiveness. The initiative includes higher investments in product development and expanded sales activities as well as measures aimed at realigning the radiation therapy business and a program to improve the cost position in the Diagnostics Division. The initiative is expected to result in charges.

43 – List of subsidiaries and associated companies pursuant to Section 313 German Commercial Code (HGB)

September 30, 2011	Equity interest in %
Subsidiaries	
Germany (132 companies)	
Airport Munich Logistics and Services GmbH, Hallbergmoos	100
Alpha Verteilertechnik GmbH, Cham	100[10]
Anlagen- und Rohrleitungsbau Ratingen GmbH, Ratingen	100[7]
AS AUDIO-SERVICE Gesellschaft mit beschränkter Haftung, Herford	100
Atecs Mannesmann GmbH, Dusseldorf	100
Atecs Mannesmann Unterstützungskasse GmbH, Mülheim a.d. Ruhr	100[7]
Berliner Vermögensverwaltung GmbH, Berlin	100[10]
BWI Services GmbH, Meckenheim	100[10]
CAPTA Grundstücksgesellschaft mbH & Co. KG, Grünwald	100[9]
CAPTA Grundstücks-Verwaltungsgesellschaft mbH, Grünwald	100
DA Creative GmbH, Munich	100
Dade Behring Beteiligungs GmbH, Eschborn	100
Dade Behring Grundstücks GmbH, Marburg	100
DPC Holding GmbH, Eschborn	100
EDI – USS Umsatzsteuersammelrechnungen und Signaturen GmbH & Co. KG, Munich	100[9]
EDI – USS Verwaltungsgesellschaft mbH, Munich	100[7]
ELIN Energietechnik GmbH, Berlin	100
evosoft GmbH, Nuremberg	100[10]
FACTA Grundstücks-Entwicklungs- und Verwaltungsgesellschaft mbH, Munich	100[7]
FACTA Grundstücks-Entwicklungsgesellschaft mbH & Co. KG, Munich	100[9]
HanseCom Gesellschaft für Informations- und Kommunikationsdienstleistungen mbH, Hamburg	74
HSP Hochspannungsgeräte GmbH, Troisdorf	100[10]
ILLIT Grundstücks-Verwaltungsgesellschaft mbH & Co. KG i.L., Grünwald	100[9]
ILLIT Grundstücksverwaltungs-Management GmbH, Grünwald	85
Immosuisse GmbH Immobilien Management i.L., Berlin	100
Industrieschutz Assekuranz-Vermittlung GmbH, Mülheim a.d. Ruhr	100
IPGD Grundstücksverwaltungs-Gesellschaft mbH, Munich	100
Jawa Power Holding GmbH, Erlangen	100[10]

September 30, 2011	Equity interest in %
KompTime GmbH, Munich	100[10]
Lincas Electro Vertriebsgesellschaft mbH, Hamburg	100
LINCAS Export Services GmbH, Hamburg	100[10]
Loher GmbH, Ruhstorf a.d. Rott	100[10]
Mannesmann Demag Krauss-Maffei GmbH, Munich	100
Mechanik Center Erlangen GmbH, Erlangen	100
messMa GmbH, Irxleben	100
OPTIO Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Tübingen KG, Grünwald	100[9]
OSRAM AG, Munich	100[10]
OSRAM Opto Semiconductors GmbH, Regensburg	100[10]
Partikeltherapiezentrum Kiel Holding GmbH, Erlangen	100[10]
Projektbau-Arena-Berlin GmbH, Munich	100
R & S Restaurant Services GmbH, Munich	100
Radium Lampenwerk Gesellschaft mbH, Wipperfürth	100[10]
REMECH Systemtechnik GmbH, Kamsdorf	100[10]
RISICOM Rückversicherung AG, Grünwald	100
Ruhrtal Hochspannungsgeräte GmbH, Bochum	100[10]
Siemens Audiologische Technik GmbH, Erlangen	100
Siemens Bank GmbH, Munich	100
Siemens Beteiligungen Inland GmbH, Munich	100[10]
Siemens Beteiligungen Management GmbH, Grünwald	100[7]
Siemens Beteiligungen USA GmbH, Munich	100[10]
Siemens Beteiligungsverwaltung GmbH & Co. OHG, Grünwald	100[9]
Siemens Building Technologies Holding GmbH, Grünwald	100
Siemens Energy Automation GmbH, Erlangen	100[10]
Siemens Finance & Leasing GmbH, Munich	100[10]
Siemens Financial Services GmbH, Munich	100[10]
Siemens Fuel Gasification Technology GmbH & Co. KG, Freiberg	100[9]
Siemens Fuel Gasification Technology Verwaltungs GmbH, Freiberg	100[7]
Siemens Geared Motors Gesellschaft mit beschränkter Haftung, Tübingen	100[10]
Siemens Global Innovation Partners Management GmbH, Munich	100[7]
Siemens Grundstücksmanagementgesellschaft mbH & Co. OHG, Grünwald	100[9]
Siemens Gusstechnik GmbH, Chemnitz	100[10]
Siemens Healthcare Diagnostics GmbH, Eschborn	100
Siemens Healthcare Diagnostics Holding GmbH, Eschborn	100
Siemens Healthcare Diagnostics Products GmbH, Marburg	100
Siemens Immobilien Chemnitz-Voerde GmbH, Grünwald	100[10]

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to Section 264b HGB.
10 Exemption pursuant to Section 264 (3) HGB.

September 30, 2011	Equity interest in %
Siemens Industriegetriebe GmbH, Penig	100[10]
Siemens Industriepark Karlsruhe GmbH & Co. KG, Grünwald	100[9]
Siemens Industry Automation Holding AG, Munich	100[7]
Siemens Industry Software GmbH & Co. KG, Cologne	100[9]
Siemens Industry Software Management GmbH, Cologne	100
Siemens Insulation Center GmbH & Co. KG, Zwönitz	100[9]
Siemens Insulation Center Verwaltungs-GmbH, Zwönitz	100[7]
Siemens Kapitalanlagegesellschaft mbH, Munich	100[10]
Siemens Medical Solutions Health Services GmbH, Erlangen	100
Siemens Nixdorf Informationssysteme GmbH, Grünwald	100
Siemens Power Control GmbH, Langen	100[10]
Siemens Private Finance Versicherungs- und Kapitalanlagenvermittlungs-GmbH, Munich	100[10]
Siemens Programm- und Systementwicklung GmbH, Hamburg	100[7]
Siemens Programm- und Systementwicklung GmbH & Co. KG, Hamburg	100[9]
Siemens Project Ventures GmbH, Erlangen	100[10]
Siemens Real Estate GmbH & Co. OHG, Grünwald	100[9]
Siemens Real Estate Management GmbH, Grünwald	100[7]
Siemens Spezial-Investmentaktiengesellschaft mit TGV, Frankfurt am Main	100
Siemens Technology Accelerator GmbH, Munich	100[10]
Siemens Technopark Berlin GmbH & Co. KG, Berlin	100[9]
Siemens Technopark Berlin Verwaltungs GmbH, Berlin	100[7]
Siemens Technopark Mülheim GmbH & Co. KG, Mülheim a.d. Ruhr	100[9]
Siemens Technopark Mülheim Verwaltungs-GmbH, Mülheim a.d. Ruhr	100[7]
Siemens Technopark Nürnberg GmbH & Co. KG, Nuremberg	100[9]
Siemens Technopark Nürnberg Verwaltungs GmbH, Nuremberg	100[7]
Siemens Treasury GmbH, Munich	100[10]
Siemens Turbomachinery Equipment GmbH, Frankenthal	100[10]
Siemens VAI Metals Technologies GmbH, Willstätt-Legelshurst	100
Siemens Venture Capital GmbH, Munich	100[10]
Siemens Wind Power GmbH, Bremen	100[10]
SILLIT Grundstücks-Verwaltungsgesellschaft mbH, Munich	100
SIM 16. Grundstücksverwaltungs- und -beteiligungs-GmbH & Co. KG, Munich	100[9]
SIM 2. Grundstücks-GmbH & Co. KG i.L., Munich	100[9]
SIMAR Nordost Grundstücks-GmbH, Grünwald	100
SIMAR Nordwest Grundstücks-GmbH, Grünwald	100
SIMAR Ost Grundstücks-GmbH, Grünwald	100
SIMAR Süd Grundstücks-GmbH, Grünwald	100
SIMAR West Grundstücks-GmbH, Grünwald	100
SIMOS Real Estate GmbH, Munich	100[10]
sinius GmbH, Munich	100
Siteco Auslandsholding GmbH, Traunreut	100
Siteco Beleuchtungstechnik GmbH, Traunreut	100
Siteco Control GmbH, Traunreut	100
Siteco Lighting GmbH, Traunreut	100
SKAG Fonds S7, Munich	100
SKAG Fonds S8, Munich	100
SKAG Principals, Munich	100
Steinmüller Engineering GmbH, Gummersbach	60
SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG, Munich	99[3]
SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG Nr. 2, Munich	99[3]
SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG Nr. 3, Munich	99[3]
SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG Nr. 4, Munich	99[3]
SYKATEC Systeme, Komponenten, Anwendungstechnologie GmbH, Erlangen	100[10]
TGB Technisches Gemeinschaftsbüro GmbH, Kassel	100
TLT-Turbo GmbH, Zweibrücken	100[10]
Traxon Technologies Europe GmbH, Paderborn	100
Trench Germany GmbH, Bamberg	100[10]
Turbine Airfoil Coating and Repair GmbH, Berlin	100
Vermietungsgesellschaft Objekt 12 GmbH & Co. Objekt München KG i.L., Dusseldorf	95[9]
Verwaltung Poolbeg Vermiet GmbH, Munich	100[7]
VIB Verkehrsinformationsagentur Bayern GmbH, Munich	51
VMZ Berlin Betreibergesellschaft mbH, Berlin	100
VR-LEASING IKANA GmbH & Co. Immobilien KG, Eschborn	94[3]
VVK Versicherungsvermittlungs- und Verkehrskontor GmbH, Munich	100[10]
Weiss Spindeltechnologie GmbH, Schweinfurt	100
Wesmag Weseler Maschinenbaugesellschaft mit beschränkter Haftung, Munich	100[7,10]
Winergy AG, Voerde	100[10]
Europe (without Germany) (244 companies)	
Oktopus S.A./N.V., Brussels/Belgium	100
Siemens Healthcare Diagnostics SA, Brussels/Belgium	100

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to Section 264b HGB.
10 Exemption pursuant to Section 264 (3) HGB.

September 30, 2011	Equity interest in %
Siemens Healthcare Diagnostics Services Sprl, Brussels / Belgium	100
Siemens Industry Software NV, Zaventem / Belgium	100
Siemens Product Lifecycle Management Software II (BE) BVBA, Zaventem / Belgium	100
Siemens S.A./N.V., Anderlecht / Belgium	100
Siteco Lighting Benelux BVBA, Eupen / Belgium	100
OSRAM d.o.o., Mostar / Bosnia and Herzegovina	100
Siemens d.o.o., Banja Luka / Bosnia and Herzegovina	100
Siemens d.o.o. Sarajevo, Sarajevo / Bosnia and Herzegovina	100
OSRAM EOOD, Sofia / Bulgaria	100
Security Management Technologies Bulgaria EOOD, Sofia / Bulgaria	100
Siemens EOOD, Sofia / Bulgaria	100
OSRAM A/S, Taastrup / Denmark	100
Siemens A/S, Ballerup / Denmark	100
Siemens Healthcare Diagnostics ApS, Ballerup / Denmark	100
Siemens Höreapparater A/S, Copenhagen / Denmark	100
Siemens Industry Software A/S, Allerød / Denmark	100
Siemens Wind Power A/S, Brande / Denmark	100
Osaühing Siemens Medical Solutions Diagnostics, Tallinn / Estonia	100
OY OSRAM AB, Vantaa / Finland	100
Siemens Healthcare Diagnostics OY, Espoo / Finland	100
Siemens Osakeyhtiö, Espoo / Finland	100
ELAN SOFTWARE SYSTEMS S.A., Toulouse / France	100
Flender-Graffenstaden SAS, Illkirch-Graffenstaden / France	100
OSRAM S.A.S.U., Molsheim / France	100
PETNET Solutions SAS, Saint-Denis / France	100
Siemens Audiologie S.A.S., Saint-Denis / France	100
Siemens Financial Services SAS, Saint-Denis / France	100
Siemens France Holding S.A.S., Saint-Denis / France	100
Siemens Healthcare Diagnostics S.A.S., Paris / France	100
Siemens Industry Software SAS, Vélizy Villacoublay / France	100
Siemens Lease Services SAS, Saint-Denis / France	100
Siemens S.A.S., Saint-Denis / France	100
Siemens Transmission & Distribution SAS, Grenoble / France	100
Siemens VAI Metals Technologies SAS, Savigneux / France	100
Trench France S.A.S., Saint Louis / France	100
Tecnomatix Technologies (Gibraltar) Limited, Gibraltar / Gibraltar	100
Kintec A.E., Athens / Greece	100
OSRAM A.E., Athens / Greece	100
Project Management Company A.E., Athens / Greece	51

September 30, 2011	Equity interest in %
Siemens A.E., Elektrotechnische Projekte und Erzeugnisse, Athens / Greece	100
Siemens Healthcare Diagnostics ABEE, Athens / Greece	100
Broadcastle Bank Limited, Stoke Poges, Buckinghamshire / Great Britain	100
Broadcastle Ltd., Stoke Poges, Buckinghamshire / Great Britain	100
Electrium Sales Limited, Frimley, Surrey / Great Britain	100
Europlex Technologies UK Limited, Bedford, Bedfordshire / Great Britain	100
GyM Renewables Limited, Frimley, Surrey / Great Britain	100
GyM Renewables ONE Limited, Frimley, Surrey / Great Britain	100
OSRAM Ltd., Langley, Berkshire / Great Britain	100
Poseidon International Limited, Aberdeen / Great Britain	100
Siemens Financial Services Holdings Ltd., Stoke Poges, Buckinghamshire / Great Britain	100
Siemens Financial Services Ltd., Stoke Poges, Buckinghamshire / Great Britain	100
Siemens Flow Instruments Ltd., Stonehouse, Gloucestershire / Great Britain	100
Siemens Healthcare Diagnostics Ltd., Frimley, Surrey / Great Britain	100
Siemens Healthcare Diagnostics Manufacturing Ltd, Frimley, Surrey / Great Britain	100
Siemens Healthcare Diagnostics Products Ltd, Llanberis, Gwynedd / Great Britain	100
Siemens Hearing Instruments Ltd., Crawley, Sussex / Great Britain	100
Siemens Holdings plc, Frimley, Surrey / Great Britain	100
Siemens Industrial Turbomachinery Ltd., Lincoln, Lincolnshire / Great Britain	100
Siemens Industry Software Limited, Frimley, Surrey / Great Britain	100
Siemens plc, Frimley, Surrey / Great Britain	100
Siemens Protection Devices Limited, Frimley, Surrey / Great Britain	100
Siemens Real Estate Ltd., Frimley, Surrey / Great Britain	100
Siemens Transmission & Distribution Limited, Frimley, Surrey / Great Britain	100
Siemens VAI Metals Technologies Limited, Sheffield, South Yorkshire / Great Britain	100
Siteco Ltd., Stockport / Great Britain	100
Trench (UK) Ltd., Hebburn, Tyne and Wear / Great Britain	100
VA TECH (UK) Ltd., Frimley, Surrey / Great Britain	100

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to Section 264b HGB.
10 Exemption pursuant to Section 264 (3) HGB.

September 30, 2011	Equity interest in %
VA Tech Reyrolle Distribution Ltd., Frimley, Surrey / Great Britain	100
VA TECH T & D UK Ltd., Frimley, Surrey / Great Britain	100
VTW Anlagen UK Ltd., Banbury, Oxfordshire / Great Britain	100
Bonus Wind Turbine Ireland Limited, Dublin / Ireland	100
Europlex Technologies (Ireland) Limited, Dublin / Ireland	100
iMetrex Technologies Limited, Dublin / Ireland	100
Siemens Ltd., Dublin / Ireland	100
Siemens Medical Solutions Diagnostics Europe Limited, Dublin / Ireland	100
HV-Turbo Italia S.r.l., Mornago / Italy	51
Nuova Magrini Galileo S.p.A. in Liquidazione, Bergamo / Italy	100
OSRAM S.p.A. Società Riunite OSRAM-Edison-Clerici, Milan / Italy	100
Siemens Healthcare Diagnostics S.r.l., Milan / Italy	100
Siemens Hearing Instruments Italy S.r.l., Milan / Italy	100
Siemens Holding S.p.A., Milan / Italy	100
Siemens Industry Software S.r.l, Milan / Italy	100
Siemens Renting S.p.A. in Liquidazione, Milan / Italy	100
Siemens S.p.A., Milan / Italy	100
Siemens Transformers S.p.A., Trento / Italy	100
Siemens VAI Metals Technologies S.r.l., Marnate / Italy	100
Siteco Lighting Systems S.r.l., Milan / Italy	100
Trench Italia S.r.l., Savona / Italy	100
TurboCare S.p.A., Turin / Italy	100
DPC d.o.o. - u likvidaciji, Zagreb / Croatia	100[7]
Koncar Power Transformers Ltd., Zagreb / Croatia	51
OSRAM d.o.o., Zagreb / Croatia	100
Siemens d.d., Zagreb / Croatia	98
SIA Siemens Medical Solutions Diagnostics, Riga / Latvia	100
UAB Siemens Medical Solutions Diagnostics, Vilnius / Lithuania	100
Tecnomatix Technologies SARL, Luxemburg / Luxembourg	100
TFM International S.A. i.L., Luxemburg / Luxembourg	100
Siemens d.o.o. Podgorica, Podgorica / Montenegro	100
OSRAM Benelux B.V., Capelle aan den IJssel / Netherlands	100
Siemens Audiologie Techniek B.V., The Hague / Netherlands	100
Siemens Diagnostics Holding II B.V., The Hague / Netherlands	100
Siemens Finance B.V., The Hague / Netherlands	100
Siemens Financieringsmaatschappij N.V., The Hague / Netherlands	100
Siemens Gas Turbine Power Plant Holding B.V., The Hague / Netherlands	100
Siemens Healthcare Diagnostics B.V., Amersfoort / Netherlands	100

September 30, 2011	Equity interest in %
Siemens Industry Software B.V., Capelle aan den IJssel / Netherlands	100
Siemens International Holding B.V., The Hague / Netherlands	100
Siemens Lease B.V., The Hague / Netherlands	100
Siemens Medical Solutions Diagnostics Holding I B.V., The Hague / Netherlands	100
Siemens Nederland N.V., The Hague / Netherlands	100
Siemens Train Technologies Holding B.V., The Hague / Netherlands	51
TurboCare B.V., Hengelo / Netherlands	100
OSRAM AS, Baerum / Norway	100
Poseidon Consulting Services AS, Stavanger / Norway	100
Siemens AS, Oslo / Norway	100
Siemens Business Services AS, Oslo / Norway	100
Siemens Healthcare Diagnostics AS, Oslo / Norway	100
Siemens Höreapparater AS, Lillestroem / Norway	100
Siteco Belysning AS, Oslo / Norway	100
ComBuild Kommunikations & Gebäudetechnologie GmbH, Vienna / Austria	100
ELIN EBG Traction GmbH, Vienna / Austria	100
ETM professional control GmbH, Eisenstadt / Austria	100
FSG Financial Services GmbH, Vienna / Austria	100
Hochquellstrom-Vertriebs GmbH, Vienna / Austria	100
ITH icoserve technology for healthcare GmbH, Innsbruck / Austria	69
KDAG Beteiligungen GmbH, Vienna / Austria	100
Landis & Staefa (Österreich) GmbH, Vienna / Austria	100
Landis & Staefa GmbH, Vienna / Austria	100
Saudi VOEST-ALPINE GmbH, Linz / Austria	100
SIELOG Systemlogik GmbH, Vienna / Austria	76
Siemens Aktiengesellschaft Österreich, Vienna / Austria	100
Siemens Gebäudemanagement & -Services G.m.b.H., Vienna / Austria	100
Siemens Healthcare Diagnostics GmbH, Vienna / Austria	100
Siemens Industry Software GmbH, Linz / Austria	100
Siemens Konzernbeteiligungen GmbH, Vienna / Austria	100
Siemens Liegenschaftsverwaltung GmbH, Vienna / Austria	100
Siemens Mitarbeitervorsorgekasse AG, Vienna / Austria	100
Siemens Pensionskasse AG, Vienna / Austria	100
Siemens Personaldienstleistungen GmbH, Vienna / Austria	100
Siemens Transformers Austria GmbH, Vienna / Austria	100
Siemens Transformers Austria GmbH & Co KG, Vienna / Austria	100
Siemens VAI Metals Technologies GmbH, Linz / Austria	100

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to Section 264b HGB.
10 Exemption pursuant to Section 264 (3) HGB.

September 30, 2011	Equity interest in %
Siteco Lighting Austria GmbH, Vienna / Austria	100
Siteco Österreich GmbH, Vienna / Austria	100
Steiermärkische Medizinarchiv GesmbH, Graz / Austria	52
Trench Austria GmbH, Leonding / Austria	100
VVK Versicherungs-Vermittlungs- und Verkehrs-Kontor GmbH, Vienna / Austria	100
Audio SAT Sp. z o.o., Poznan / Poland	100
DPC Polska Sp. z o.o. w likwidacji, Cracow / Poland	100
OSRAM Sp. z o.o., Warsaw / Poland	100
Siemens Finance Sp. z o.o., Warsaw / Poland	100
Siemens Industry Software Sp. z o.o., Warsaw / Poland	100
Siemens Sp. z o.o., Warsaw / Poland	100
Siteco Lighting Poland Sp. z o.o., Warsaw / Poland	100
TurboCare Poland Spólka Akcyjna, Lubliniec / Poland	100
TurboCare Sp. z o.o., Breslau / Poland	80
OSRAM Empresa de Aparelhagem Eléctrica Lda., Lisbon / Portugal	100
Siemens Healthcare Diagnostics, Unipessoal Lda., Amadora / Portugal	100
Siemens S.A., Amadora / Portugal	100
OSRAM Romania S.R.L., Voluntari / Romania	100
SIEMENS (AUSTRIA) PROIECT SPITAL COLTEA SRL, Bucharest / Romania	100
Siemens Program and System Engineering S.R.L., Brasov / Romania	100
Siemens S.R.L., Bucharest / Romania	100
SIMEA SIBIU S.R.L., Sibiu / Romania	100
OAO OSRAM, Smolensk / Russian Federation	99
OOO Legion II, Moscow / Russian Federation	100
OOO Legion T2, Moscow / Russian Federation	100
OOO Russian Turbo Machinery, Perm / Russian Federation	51
OOO Siemens, Moscow / Russian Federation	100
OOO Siemens Elektrozavod High Voltage Engineering, Moscow / Russian Federation	100
OOO Siemens High Voltage Products, Ufimsker Region / Russian Federation	100
OOO Siemens Train Technologies, Verkhnyaya Pyshma / Russian Federation	100
OOO Siemens Transformers, Voronezh / Russian Federation	100
OOO Siteco, Moscow / Russian Federation	100
Siemens Elektroprivod LLC, Saint Petersburg / Russian Federation	66

September 30, 2011	Equity interest in %
Siemens Industry Software, OOO, Moscow / Russian Federation	100
Siemens Research Center Limited Liability Company, Moscow / Russian Federation	100
ZAO DeltaLeasing, Vladivostok / Russian Federation	100
OSRAM AB, Stockholm / Sweden	100
Siemens AB, Upplands Väsby / Sweden	100
Siemens Financial Services AB, Stockholm / Sweden	100
Siemens Healthcare Diagnostics AB, Södertälje / Sweden	100
Siemens Industrial Turbomachinery AB, Finspong / Sweden	100
Siemens Industry Software AB, Kista / Sweden	100
Dade Behring Diagnostics AG, Düdingen / Switzerland	100
Huba Control AG, Würenlos / Switzerland	100
OSRAM AG, Winterthur / Switzerland	100
Siemens Audiologie AG, Adliswil / Switzerland	100
Siemens Fuel Gasification Technology Holding AG, Zug / Switzerland	100
Siemens Healthcare Diagnostics AG, Zurich / Switzerland	100
Siemens Industry Software AG, Urdorf / Switzerland	100
Siemens Leasing AG, Zurich / Switzerland	100
Siemens Power Holding AG, Zug / Switzerland	100
Siemens Schweiz AG, Zurich / Switzerland	100
Siteco Schweiz AG, Bern / Switzerland	100
Stadt/Land Immobilien AG, Zurich / Switzerland	100
OSRAM d.o.o., Belgrade / Serbia	100
Siemens d.o.o. Beograd, Belgrade / Serbia	100
OEZ Slovakia, spol. s r.o., Bratislava / Slovakia	100
OSRAM, a.s., Nové Zámky / Slovakia	100
SAT Systémy automatizacnej techniky spol. s.r.o., Bratislava / Slovakia	60
Siemens Medical Solutions Diagnostics, s.r.o. i.L., Bratislava / Slovakia	100
Siemens Program and System Engineering s.r.o., Bratislava / Slovakia	100
Siemens s.r.o., Bratislava / Slovakia	100
SIPRIN s.r.o., Bratislava / Slovakia	100
Siemens d.o.o., Ljubljana / Slovenia	100
Siteco Sistemi d.o.o., Maribor / Slovenia	100
Fábrica Electrotécnica Josa, S.A., Barcelona / Spain	100
OSRAM S.A., Madrid / Spain	100
Petnet Soluciones, S.L., Sociedad Unipersonal, Madrid / Spain	100
Siemens Fire & Security Products, S.A., Madrid / Spain	100
Siemens Healthcare Diagnostics S.L., Barcelona / Spain	100
Siemens Holding S.L., Madrid / Spain	100

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to Section 264b HGB.
10 Exemption pursuant to Section 264 (3) HGB.

September 30, 2011	Equity interest in %
Siemens Industry Software S.L., Barcelona/Spain	100
Siemens Renting S.A., Madrid/Spain	100
Siemens S.A., Madrid/Spain	100
Siteco Lighting, S.L.U., Tres Cantos (Madrid)/Spain	100
Telecomunicación, Electrónica y Conmutación S.A., Madrid/Spain	100
ANF DATA spol. s r.o., Prague/Czech Republic	100
OEZ s.r.o., Letohrad/Czech Republic	100
OSRAM Ceská republika s.r.o., Bruntál/Czech Republic	100
Siemens Audiologická Technika s.r.o., Prague/Czech Republic	100
Siemens Electric Machines s.r.o., Drasov/Czech Republic	100
Siemens Industry Software, s.r.o., Prague/Czech Republic	100
Siemens, s.r.o., Prague/Czech Republic	100
Siteco Lighting, spol. s r.o., Prague/Czech Republic	100
STAEFA CONTROL SYSTEM s.r.o., Prague/Czech Republic	100[7]
OSRAM Ampul Ticaret A.S., Istanbul/Turkey	100
Siemens Finansal Kiralama A.S., Istanbul/Turkey	100
Siemens Healthcare Diagnostik Ticaret Limited Sirketi., Istanbul/Turkey	100
Siemens Sanayi ve Ticaret A.S., Istanbul/Turkey	100
Siteco Aydinlatma Teknigi Tic. Ve San. Ltd. Sti., Istanbul/Turkey	100
DP OSRAM Ukraine, Kiev/Ukraine	100
OOO OEZ Ukraine, Kiev/Ukraine	100
Siemens Ukraine, Kiev/Ukraine	100
evosoft Hungary Szamitastechnikai Kft., Budapest/Hungary	93
Siemens Audiológiai Technika Kereskedelmi és Szolgáltató Korlátolt Felelösségü Társaság, Budapest/Hungary	100
Siemens Erömütechnika Kft., Budapest/Hungary	100
Siemens PSE Program- és Rendszerfejlesztö Kft., Budapest/Hungary	100
Siemens Zrt., Budapest/Hungary	100
J. N. Kelly Security Holding Limited, Larnaka/Cyprus	100
Kintec Cyprus Ltd, Larnaka/Cyprus	100
America (117 companies)	
OSRAM Argentina S.A.C.I., Buenos Aires/Argentina	100
Siemens Healthcare Diagnostics S.A., Buenos Aires/Argentina	100
Siemens IT Services S.A., Buenos Aires/Argentina	100
Siemens S.A., Buenos Aires/Argentina	100
VA TECH International Argentina SA, Buenos Aires/Argentina	100
Siemens Soluciones Tecnologicas S.A., Santa Cruz de la Sierra/Bolivia	100

September 30, 2011	Equity interest in %
Chemtech Serviços de Engenharia e Software Ltda., Rio de Janeiro/Brazil	100
Iriel Indústria Comércio de Sistemas Elétricos Ltda., Canoas/Brazil	100
OSRAM do Brasil Lampadas Elétricas Ltda., Osasco/Brazil	100
Siemens Aparelhos Auditivos Ltda., São Paulo/Brazil	100[7]
Siemens Eletroeletronica Ltda., Manaus/Brazil	100
Siemens Healthcare Diagnósticos Ltda., São Paulo/Brazil	100
Siemens Industry Software Ltda., São Caetano do Sul/Brazil	100
Siemens Ltda., São Paulo/Brazil	100
Siemens VAI Metals Services Ltda., Volta Redonda/Brazil	100
Turbocare Ltda., São Paulo/Brazil	100
VAI – INGDESI Automation Ltda., Belo Horizonte/Brazil	100
Dade Behring Hong Kong Holdings Corporation, Tortola/British Virgin Islands	100
OSRAM Chile Ltda., Santiago de Chile/Chile	100
Siemens Healthcare Diagnostics S.A., Santiago de Chile/Chile	100
Siemens S.A., Santiago de Chile/Chile	100
Siemens Healthcare Diagnostics S.A., San José/Costa Rica	51
Siemens S.A., San José/Costa Rica	100
Siemens, S.R.L., Santo Domingo/Dominican Republic	100
OSRAM del Ecuador S.A., Guayaquil/Ecuador	100
Siemens S.A., Quito/Ecuador	100
Siemens S.A., San Salvador/El Salvador	100
SIEMENS HEALTHCARE DIAGNOSTICS GUATEMALA, S.A., Guatemala City/Guatemala	100
Siemens S.A., Guatemala City/Guatemala	100
Siemens S.A., Tegucigalpa/Honduras	100
Siemens Healthcare Diagnostics Manufacturing Limited, George Town/Cayman Islands	100
Venture Strategy Cayman Partners L.P., George Town/Cayman Islands	99[3]
OSRAM Sylvania Ltd., Mississauga, Ontario/Canada	100
Siemens Canada Ltd., Burlington, Ontario/Canada	100
Siemens Financial Ltd., Burlington, Ontario/Canada	100
SIEMENS HEALTHCARE DIAGNOSTICS LTD., Burlington, Ontario/Canada	100
Siemens Hearing Instruments Inc., Burlington, Ontario/Canada	100
Siemens Industry Software Ltd., Mississauga, Ontario/Canada	100
Siemens Transformers Canada Inc., Trois Rivières, Quebec/Canada	100
Trench Ltd., Saint John, New Brunswick/Canada	100
Turbocare Canada Ltd., Calgary, Alberta/Canada	100

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to Section 264b HGB.
10 Exemption pursuant to Section 264 (3) HGB.

September 30, 2011	Equity interest in %
Wheelabrator Air Pollution Control (Canada) Inc., Burlington, Ontario/Canada	100
OSRAM de Colombia Iluminaciones S.A., Bogotá/Colombia	100
Siemens Healthcare Diagnostics Ltda., Bogota/Colombia	100
Siemens Manufacturing S.A., Bogotá/Colombia	100
Siemens S.A., Bogotá/Colombia	100
Dade Behring, S.A. de C.V., Mexico D.F./Mexico	100
Grupo Siemens S.A. de C.V., Mexico D.F./Mexico	100
Indústria de Trabajos Eléctricos S.A. de C.V., Ciudad Juarez/Mexico	100
Industrias OSRAM de México S.A., Tultitlán/Mexico	100
Ingdesi S.A. de C.V., Monterrey/Mexico	100
OSRAM de México S.A. de C.V., Tultitlán/Mexico	100
OSRAM S.A. de C.V., Tultitlán/Mexico	100
Proyectos de Energia S.A. de C.V., Mexico D.F./Mexico	100
Siemens Healthcare Diagnostics, S. de R.L. de C.V., Mexico D.F./Mexico	100
Siemens Industry Software, SA de CV, Santa Fe/Mexico	100
Siemens Inmobiliaria S.A. de C.V., Mexico D.F./Mexico	100
Siemens Innovaciones S.A. de C.V., Mexico D.F./Mexico	100
Siemens Medical Solutions Diagnostics S. de R.L. de C.V., Mexico D.F./Mexico	100
Siemens Servicios S.A. de C.V., Mexico D.F./Mexico	100
Siemens, S.A. de C.V., Mexico D.F./Mexico	100
Siemens S.A., Managua/Nicaragua	100
Siemens Healthcare Diagnostics Panama, S.A, Panama City/Panama	100
Siemens S.A., Panama City/Panama	100
OSRAM de Perú S.A.C., Lima/Peru	100
Siemens S.A.C., Lima/Peru	100
Siemens S.A., Montevideo/Uruguay	100
Siemens Telecomunicaciones S.A., Montevideo/Uruguay	100
Audiology Distribution, LLC, Piscataway, NJ/USA	100
Demag Delaval Turbomachinery Corp., Trenton, NJ/USA	100
HearX West LLC, West Palm Beach, FL/USA	50[2]
HearX West, Inc., West Palm Beach, FL/USA	100
Mannesmann Corporation, New York, NY/USA	100
Nimbus Technologies, LLC, Plano, TX/USA	100
OSRAM Opto Semiconductors, Inc., Sunnyvale, CA/USA	100
OSRAM SYLVANIA INC., Danvers, MA/USA	100
OSRAM Sylvania Puerto Rico Corp., Luquillo, PR/USA	100
P.E.T.NET Houston, LLC, Knoxville, TN/USA	51
PETNET Indiana LLC, Indianapolis, IN/USA	50[1]

September 30, 2011	Equity interest in %
PETNET Solutions Cleveland, LLC, Knoxville, TN/USA	63
PETNET Solutions, Inc., Knoxville, TN/USA	100
Republic Intelligent Transportation Services, Inc., Novato, CA/USA	100
Schlesinger-Siemens Electrical, LLC, Alpharetta, GA/USA	51
Siemens Capital Company LLC, Iselin, NJ/USA	100
Siemens Corporation, Washington, D.C./USA	100
Siemens Credit Warehouse, Inc., Iselin, NJ/USA	100
Siemens Demag Delaval Turbomachinery, Inc., Hamilton, NJ/USA	100
Siemens Diagnostics Finance Co. LLC, Deerfield, IL/USA	100
Siemens Energy, Inc., Orlando, FL/USA	100
Siemens Financial Services, Inc., Iselin, NJ/USA	100
Siemens Financial, Inc., Iselin, NJ/USA	100
Siemens Fossil Services, Inc., Orlando, FL/USA	100
Siemens Generation Services Company, Orlando, FL/USA	100
Siemens Government Technologies, Inc., Reston, VA/USA	100
Siemens Government, Inc., Arlington, TX/USA	100
Siemens Healthcare Diagnostics Inc., Tarrytown, NY/USA	100
Siemens Hearing Instruments, Inc., Piscataway, NJ/USA	100
Siemens Industry, Inc., Buffalo Grove, IL/USA	100
Siemens Medical Solutions USA, Inc., Malvern, PA/USA	100
Siemens Molecular Imaging, Inc., Knoxville, TN/USA	100
Siemens Power Generation Service Company, Ltd., Orlando, FL/USA	100
Siemens Product Lifecycle Management Software II (US) Inc., Plano, TX/USA	100
Siemens Product Lifecycle Management Software Inc., Plano, TX/USA	100
Siemens Public, Inc., Wilmington, DE/USA	100
Siemens Treated Water Outsourcing Corp., Rockford, IL/USA	100
Siemens USA Holdings, Inc., New York, NY/USA	100
SMI Holding LLC, New York, NY/USA	100
Sylvania Lighting Services Corp., Danvers, MA/USA	100
The Colorado Medical Cyclotron, LLC, Knoxville, TN/USA	90
Transport & Distribution Inc., Danvers, MA/USA	100
Traxon Supply USA Inc., EAST RUTHERFORD, NJ/USA	100
TurboCare, Inc., Chicopee, MA/USA	100
Wheelabrator Air Pollution Control Inc., Pittsburgh, PA/USA	100
Winergy Drive Systems Corp., Elgin, IL/USA	100
Siemens Healthcare Diagnostics C.A., Caracas/Venezuela	100
Siemens S.A., Caracas/Venezuela	100
TurboCare C.A., Caracas/Venezuela	100

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to Section 264b HGB.
10 Exemption pursuant to Section 264 (3) HGB.

September 30, 2011	Equity interest in %
Asia (159 companies)	
Siemens W.L.L., Manama / Bahrain	51
Siemens Bangladesh Ltd., Dhaka / Bangladesh	100
Beijing Siemens Cerberus Electronics Ltd., Beijing / China	100
Chengdu KK&K Power Fan Co., Ltd., Chengdu / China	51
Chung Tak Lighting Control Systems (Guangzhou) Ltd., Guangzhou / China	59
DPC (Tianjin) Co., Ltd., Tianjin / China	100
Morgan Rolling Mill (Shanghai) Co., Ltd., Shanghai / China	100
MWB (Shanghai) Co Ltd., Shanghai / China	65
OSRAM China Lighting Ltd., Foshan / China	90
OSRAM Kunshan Display Optic Co. Ltd., Kunshan / China	100
Siemens Building Technologies (Tianjin) Ltd., Tianjin / China	70
Siemens Circuit Protection Systems Ltd., Shanghai / China	75
Siemens Electrical Apparatus Ltd., Suzhou / China	100
Siemens Electrical Drives (Shanghai) Ltd., Shanghai / China	100
Siemens Electrical Drives Ltd., Tianjin / China	85
Siemens Factory Automation Engineering Ltd., Beijing / China	68
Siemens Finance and Leasing Ltd., Beijing / China	100
Siemens Financial Services Ltd., Beijing / China	100
Siemens Gas Turbine Parts Ltd., Shanghai / China	51
Siemens Healthcare Diagnostics (Shanghai) Co. Ltd., Shanghai / China	100
Siemens Hearing Instruments (Suzhou) Co. Ltd., Suzhou / China	100
Siemens High Voltage Circuit Breakers Ltd., Hangzhou / China	51
Siemens High Voltage Switchgear Co., Ltd. Shanghai, Shanghai / China	51
Siemens High Voltage Switchgear Guangzhou Ltd., Guangzhou / China	94
Siemens Industrial Automation Ltd., Shanghai, Shanghai / China	90
Siemens Industrial Turbomachinery (Huludao) Co. Ltd., Huludao / China	84
Siemens Industry Software (Shanghai) Co., Ltd., Shanghai / China	100
Siemens International Trading Ltd., Shanghai, Shanghai / China	100
Siemens Ltd., China, Beijing / China	100
Siemens Manufacturing and Engineering Centre Ltd., Shanghai / China	51
Siemens Mechanical Drive Systems (Tianjin) Co., Ltd., Tianjin / China	100
Siemens Medical Solutions Diagnostics Ltd., Beijing / China	100
Siemens Medium Voltage Switching Technologies (Wuxi) Ltd., Wuxi / China	85

September 30, 2011	Equity interest in %
Siemens Numerical Control Ltd., Nanjing / China	80
Siemens PLM Software (Shenzhen) Limited, Shenzhen / China	100
Siemens Power Automation Ltd., Nanjing / China	100
Siemens Power Equipment Packages Co. Ltd., Shanghai, Shanghai / China	65
Siemens Power Plant Automation Ltd., Nanjing / China	100
Siemens Process Analytics Co. Ltd., Shanghai, Shanghai / China	100
Siemens Real Estate Management (Beijing) Ltd., Co., Beijing / China	100
Siemens Sensors & Communication Ltd., Dalian / China	100
Siemens Shanghai Medical Equipment Ltd., Shanghai / China	100
Siemens Shenzhen Magnetic Resonance Ltd., Shenzhen / China	100
Siemens Signalling Co. Ltd., Xi'an, Xian / China	70
Siemens Standard Motors Ltd., Jiangsu, Yizheng / China	100
Siemens Surge Arresters Ltd., Wuxi / China	100
Siemens Switchgear Co. Ltd., Shanghai / China	55
Siemens Technology Development (Beijing) Ltd. Corp., Beijing / China	90
Siemens Transformer (Guangzhou) Co., Ltd., Guangzhou / China	63
Siemens Transformer (Jinan) Company Ltd., Jinan / China	90
Siemens Transformer (Wuhan) Company Ltd., Wuhan City / China	100
Siemens VAI Manufacturing (Taicang) Co., Ltd., Taicang / China	100
Siemens Water Technologies and Engineering (Tianjin) Co., Ltd., Tianjin / China	68
Siemens Water Technologies Ltd., Beijing / China	100
Siemens Wind Power Blades (Shanghai) Co., Ltd., Shanghai / China	100
Siemens Wind Power Turbines (Shanghai) Co. Ltd., Shanghai / China	100
Siemens Wiring Accessories Shandong Ltd., Zibo / China	68
Siemens X-Ray Vacuum Technology Ltd., Wuxi / China	100
Sunny World (Shaoxing) Green Lighting Co., Ltd., Shaoxing / China	100
Trench High Voltage Products Ltd., Shenyang, Shenyang / China	65
Winergy Drive Systems (Tianjin) Co. Ltd., Tianjin / China	100
Asia Care Holding Limited, Hong Kong / Hong Kong	100[7]
OSRAM Asia Pacific Ltd., Hong Kong / Hong Kong	100
OSRAM Holding Company Ltd., Hong Kong / Hong Kong	100
OSRAM Hong Kong Ltd, Hong Kong / Hong Kong	100
OSRAM Lighting Control Systems Ltd., Hong Kong / Hong Kong	65
OSRAM Opto Semiconductors Asia Ltd., Hong Kong / Hong Kong	100

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to Section 264b HGB.
10 Exemption pursuant to Section 264 (3) HGB.

September 30, 2011	Equity interest in %
Siemens Healthcare Diagnostics Limited, Hong Kong / Hong Kong	100
Siemens Industry Software Limited, Hong Kong / Hong Kong	100
Siemens Ltd., Hong Kong / Hong Kong	100
Siemens Water Technologies International Sales Ltd., Hong Kong / Hong Kong	100
Traxon Technologies Ltd., Hong Kong / Hong Kong	51
Morgan Construction Company India Private Limited, Mumbai / India	100
OSRAM Automotive Lamps Private Limited, Bengaluru / India	100
OSRAM India Pvt. Ltd., Gurgaon / India	100
PETNET Radiopharmaceutical Solutions Pvt. Ltd., New Delhi / India	100
Powerplant Performance Improvement Ltd., New Delhi / India	50[1]
Siemens Corporate Finance Pvt. Ltd., Mumbai / India	100
Siemens Demag Delaval Turbomachinery Pvt. Ltd., Pune / India	100[7]
Siemens Financial Services Private Limited, Mumbai / India	100
Siemens Hearing Instruments Pvt. Ltd., Bengaluru / India	100
Siemens Industry Software (India) Private Limited, New Delhi / India	100
Siemens Information Processing Services Pvt. Ltd., Bengaluru / India	100
Siemens Information Systems Ltd., Mumbai / India	100
Siemens Ltd., Mumbai / India	75
Siemens Nixdorf Information Systems Pvt. Ltd., Mumbai / India	100
Siemens Power Engineering Pvt. Ltd., Gurgaon / India	100
Siemens VAI Metals Technologies Private Limited, Kolkata / India	100
Winergy Drive Systems India Pvt. Ltd., Chennai / India	100
P.T. OSRAM Indonesia, Tangerang / Indonesia	100
P.T. Siemens Hearing Instruments, Batam / Indonesia	100
P.T. Siemens Indonesia, Jakarta / Indonesia	100
PT. Siemens Industrial Power, Kota Bandung / Indonesia	60
Demag Delaval Desoil Services (Sherkate Sahami Khass), Qeshm / Iran	51
OSRAM Lamp (P.J.S) Co., Teheran / Iran	100
Siemens Sherkate Sahami (Khass), Teheran / Iran	96
Robcad Limited, Herzliya / Israel	100
Siemens Concentrated Solar Power Ltd., Beit Shemesh / Israel	100
Siemens Industry Software Ltd., Herzliya / Israel	100
Siemens Israel Ltd., Tel Aviv / Israel	100
Siemens Product Lifecycle Management Software 2 (IL) Ltd., Herzliya / Israel	100

September 30, 2011	Equity interest in %
UGS Israeli Holdings (Israel) Ltd., Herzliya / Israel	100
Acrorad Co., Ltd., Okinawa / Japan	57
Best Sound K.K., Sagamihara / Japan	93
Koden Co., Ltd., Hiroshima / Japan	54
Mochida Siemens Medical Systems Co. Ltd., Tokyo / Japan	90
OSRAM Ltd., Yokohama / Japan	100
OSRAM-MELCO Ltd., Yokohama / Japan	51
OSRAM-MELCO Toshiba Lighting Ltd., Yokosuka / Japan	50[1]
Siemens Healthcare Diagnostics K.K., Tokyo / Japan	100
Siemens Hearing Instruments K.K., Tokyo / Japan	100
Siemens Industry Software K.K., Tokyo / Japan	100
Siemens Japan Holding K.K., Tokyo / Japan	100
Siemens Japan K.K., Tokyo / Japan	100
Siemens Kameda Healthcare IT Systems K.K., Tokyo / Japan	67
Siemens Product Lifecycle Management Software II (JP) K.K., Tokyo / Japan	100
Siemens TOO, Almaty / Kazakhstan	100
Siemens W.L.L., Doha / Qatar	49[2]
OSRAM Korea Co. Ltd., Ansan-City / Korea	100
Siemens Industry Software Ltd., Seoul / Korea	100
Siemens Ltd. Seoul, Seoul / Korea	100
Siemens PETNET Korea Co. Ltd., Seoul / Korea	100
Siemens Electrical & Electronic Services K.S.C.C., Kuwait / Kuwait	47[2]
OSRAM (Malaysia) Sdn. Bhd., Kuala Lumpur / Malaysia	100
Osram Opto Semiconductors (Malaysia) Sdn Bhd, Penang / Malaysia	100
Reyrolle (Malaysia) Sdn. Bhd., Kuala Lumpur / Malaysia	100
Siemens Malaysia Sdn. Bhd., Petaling Jaya / Malaysia	100
Siemens Transportation Turnkey Systems Sdn. Bhd., Petaling Jaya / Malaysia	100
Siteco Lighting Malaysia Sdn. Bhd., Puchong / Malaysia	100
VA TECH Holdings (Malaysia) Sdn. Bhd., Kuala Lumpur / Malaysia	100
VA TECH Malaysia Sdn.Bhd., Kuala Lumpur / Malaysia	30[2]
Siemens L.L.C., Muscat / Oman	51
Siemens Pakistan Engineering Co. Ltd., Karachi / Pakistan	66
Dade Behring Diagnistics Philippines, Inc., Manila / Philippines	100
Siemens Power Operations, Inc., Manila / Philippines	100
Siemens, Inc., Manila / Philippines	100
Arabia Electric Ltd. (Equipment), Jeddah / Saudi Arabia	51
ISCOSA Industries and Maintenance Ltd., Riyadh / Saudi Arabia	51
Siemens Ltd., Jeddah / Saudi Arabia	51

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to Section 264b HGB.
10 Exemption pursuant to Section 264 (3) HGB.

September 30, 2011	Equity interest in %
VA TECH T & D Co. Ltd., Riyadh / Saudi Arabia	51
Westinghouse Saudi Arabia Ltd., Riyadh / Saudi Arabia	100[7]
OSRAM Pte. Ltd., Singapore / Singapore	100
PETNET Solutions Private Limited, Singapore / Singapore	100
Siemens Medical Instruments Pte. Ltd., Singapore / Singapore	100
Siemens Product Lifecycle Management Software (SG) Pte. Ltd., Singapore / Singapore	100
Siemens Pte. Ltd., Singapore / Singapore	100
OSRAM Taiwan Company Ltd., Taipeh / Taiwan	100
Siemens Industry Software (TW) Co., Ltd., Taipeh / Taiwan	100
Siemens Ltd., Taipeh / Taiwan	100
OSRAM Thailand Co. Ltd., Bangkok / Thailand	100
Siemens Limited, Bangkok / Thailand	99
Siemens Product Lifecycle Management Software (TH) Co. Ltd., Bangkok / Thailand	100
VA TECH Holding (Thailand) Co. Ltd., Bangkok / Thailand	50[2]
VA TECH Transmission & Distribution Co. Ltd., Bangkok / Thailand	100
OSRAM Middle East FZE, Dubai / United Arab Emirates	100
SD (Middle East) LLC, Dubai / United Arab Emirates	49[2]
Siemens LLC, Abu Dhabi / United Arab Emirates	49[2]
Siemens Middle East, FZ-LLC, Dubai / United Arab Emirates	100
Siemens Ltd., Ho Chi Minh City / Vietnam	100
Africa (32 companies)	
Siemens Healthcare Diagnostics S.A.E., Cairo / Egypt	100
Siemens Ltd. for Trading, Cairo / Egypt	100
Siemens Technologies S.A.E., Cairo / Egypt	90
ESTEL Rail Automation SPA, Algiers / Algeria	51
Siemens Spa, Algiers / Algeria	100
Siemens S.A., Luanda / Angola	51
Siemens Pty. Ltd., Gaborone / Botswana	100
Siemens Kenya Ltd., Nairobi / Kenya	100
SCIENTIFIC MEDICAL SOLUTION DIAGNOSTICS S.A.R.L., Casablanca / Morocco	100
Siemens Plant Operations Tahaddart SARL, Tanger / Morocco	100
Siemens S.A., Casablanca / Morocco	100
Siemens Lda., Maputo / Mozambique	100
Siemens Pty. Ltd., Windhoek / Namibia	100
Siemens Ltd., Lagos / Nigeria	68
Siemens Pvt. Ltd., Harare / Zimbabwe	100[7]
Business Venture Investments No 626 (Pty) Ltd, Johannesburg / South Africa	0[3]

September 30, 2011	Equity interest in %
Comos Industry Solutions (Pty) Ltd, Bryanston, Johannesburg / South Africa	100
Dade Behring South Africa (Pty) Ltd, Randjesfontein / South Africa	100
Linacre Investments (Pty) Ltd., Kenilworth / South Africa	0[3]
Margott (Proprietory) Limited, Pretoria / South Africa	100
Margott Holdings (Pty.) Ltd., Pretoria / South Africa	100
OSRAM (Pty.) Ltd., Midrand / South Africa	100
Siemens Building Technologies (Pty) Ltd., Midrand / South Africa	100
Siemens Healthcare Diagnostics (Pty.) Limited, Isando / South Africa	100
Siemens Hearing Solution (Pty.) Ltd., Randburg / South Africa	100
Siemens IT Solutions and Services (Pty) Ltd., Johannesburg / South Africa	100
Siemens IT Solutions and Services South Africa (Pty) Ltd, Midrand / South Africa	100
Siemens Ltd., Midrand / South Africa	70
Siemens Real Estate Management (Pty.) Ltd., Umtata / South Africa	100
SIEMENS VAI METALS SERVICES (Pty) Ltd., Meyerton / South Africa	100
Siemens Tanzania Ltd., Dar Es Salaam / Tansania	100
Siemens S.A., Tunis / Tunisia	100
Australia / New Zealand / Oceans (9 companies)	
Eden Technology Pty. Ltd., Victoria / Australia	100[7]
Memcor Australia Pty. Ltd., South Windsor / Australia	100
OSRAM Australia Pty. Ltd., Sydney / Australia	100
Siemens Building Technologies Pty. Ltd., Mount Waverley / Australia	100
Siemens Healthcare Diagnostics Pty. Ltd., Bayswater / Australia	100
Siemens Hearing Instruments Pty. Ltd., Bayswater / Australia	100
Siemens Ltd., Bayswater / Australia	100
Siemens Product Lifecycle Management Software (AUS) Pty Ltd., Melbourne / Australia	100
Siemens (N.Z.) Limited, Auckland / New Zealand	100
Associated companies and joint ventures	
Germany (34 companies)	
ATS Projekt Grevenbroich GmbH, Schüttorf, Schüttorf	25[8]
BELLIS GmbH, Braunschweig	49[8]
Berufsbildungsbildungszentrum ESTA-Flender GmbH, Wittgensdorf	50[8]

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to Section 264b HGB.
10 Exemption pursuant to Section 264 (3) HGB.

September 30, 2011	Equity interest in %
BSH Bosch und Siemens Hausgeräte GmbH, Munich	50
BWI Informationstechnik GmbH, Meckenheim	50[4]
DKS Dienstleistungsgesellschaft f. Kommunikationsanlagen des Stadt- und Regionalverkehrs mbH, Cologne	49[8]
Erlangen AG Technologie Scouting und Marketing, Erlangen	32[8]
FEAG Fertigungscenter für Elektrische Anlagen GmbH, Erlangen	49[8]
HANSATON Akustik GmbH, Hamburg	50[8]
IFTEC GmbH & Co. KG, Leipzig	50
Infineon Technologies Bipolar GmbH & Co. KG, Warstein	40
Infineon Technologies Bipolar Verwaltungs-GmbH, Warstein	40[8]
Innovative Wind Concepts GmbH, Husum	50
LIB Verwaltungs-GmbH, Leipzig	50[8]
Lightcycle Retourlogistik und Service GmbH, Munich	47[8]
Maschinenfabrik Reinhausen GmbH, Regensburg	26
MeVis BreastCare GmbH & Co. KG, Bremen	49
MeVis BreastCare Verwaltungsgesellschaft mbH, Bremen	49[8]
Partikeltherapiezentrum Kiel GmbH & Co. KG, Kiel	50[8]
Power Vermögensbeteiligungsgesellschaft mbH Die Erste, Hamburg	50[8]
PTZ Partikeltherapiezentrum Kiel Management GmbH, Wiesbaden	50[8]
RITOS GmbH, Mömbris	50[8]
SIEKAP Industrial Services Gernsbach GmbH, Gernsbach	50[8]
Siemens Venture Capital Fund 1 GmbH, Munich	100[4,8]
Siemens-Electrogeräte GmbH, Munich	100[4,8]
SKAG Eurocash, Munich	12[6]
SKAG Euroinvest Corporates, Munich	28
Symeo GmbH, Neubiberg	76[4,8]
Transrapid International Verwaltungsgesellschaft mbH i.L., Berlin	50[8]
Voith Hydro Holding GmbH & Co. KG, Heidenheim	35
Voith Hydro Holding Verwaltungs GmbH, Heidenheim	35[8]
WKN AG, Husum	29
Wohnen am Wedding KG THG Immobilien-Fondsgesellschaft mbH & Co., Berlin	26[8]
Wustermark Energie GKW Beteiligungs-GmbH, Hamburg	50[8]
Europe (without Germany) (61 companies)	
Dils Energie NV, Brussels / Belgium	50
EMGO N.V., Lommel / Belgium	50
M-Brussels Invest S.A./N.V. i.L., Brussels / Belgium	25[8]
T-Power NV, Brussels / Belgium	33

September 30, 2011	Equity interest in %
A2SEA A/S, Fredericia / Denmark	33
Recylum S.A.S, Paris / France	25[8]
TRIXELL S.A.S., Moirans / France	25
Anakiklosi Siskevon Simetochiki S.A., Piraeus / Greece	20[8]
Eviop-Tempo A.E. Electrical Equipment Manufacturers, Vassilikó Evias/Eubōa / Greece	48
Gwynt y Mor Offshore Wind Farm Limited, Swindon / Great Britain	10[6]
Heron Wind Limited, London / Great Britain	50
Lincs Renewable Energy Holdings Limited, London / Great Britain	50
Marine Current Turbines Limited, Bristol / Great Britain	18[6]
Njord Limited, London / Great Britain	50
Odos Imaging Ltd., Edinburgh / Great Britain	50[8]
Plessey Holdings Ltd., Frimley, Surrey / Great Britain	50[8]
Pyreos Limited, Edinburgh / Great Britain	45[8]
SMart Wind Limited, London / Great Britain	50
Unincorporated Joint Venture Gwynt y Mor, Swindon / Great Britain	10[6]
Archimede Solar Energy S.p.A., Massa Martana / Italy	46
Cremona Engineering S.r.l., Cremona / Italy	50[8]
Transfima GEIE, Turin / Italy	42[8]
Transfima S.p.A., Milan / Italy	49[8]
Turboservice Torino S.p.A., Turin / Italy	50[8]
VAL 208 Torino GEIE, Milan / Italy	86[4,8]
SIA Ekogaisma, Riga / Latvia	33[8]
Solutions & Infrastructure Services Limited, Gzira / Malta	50
Eemsmond Energie B.V., Amsterdam / Netherlands	50[8]
Enterprise Networks Holdings B.V., Amsterdam / Netherlands	49
Infraspeed Maintainance B.V., Zoetermeer / Netherlands	46
Nokia Siemens Networks Holding B.V., Amsterdam / Netherlands	50
Ural Locomotives Holding Besloten Vennootschap, The Hague / Netherlands	50
Wirescan AS, Halden / Norway	27[8]
AHC Austrian Health Care Systems & Engineering GmbH, Vienna / Austria	33[8]
ELIN GmbH, Vienna / Austria	50[8]
ELIN GmbH & Co KG, Linz / Austria	50
Kompetenzzentrum Licht GmbH, Innsbruck / Austria	33[8]
Siemens Bacon GmbH, Vienna / Austria	50[8]
Siemens Bacon GmbH & Co KG, Vienna / Austria	50
Windfarm Polska II Sp. z o.o., Koszalin / Poland	50[8]

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to Section 264b HGB.
10 Exemption pursuant to Section 264 (3) HGB.

September 30, 2011	Equity interest in %
MTS – Metro, Transportes do Sul S.A., Lisbon/Portugal	21[8]
Northern Capital Express (Express Severnoy Stolitsy), Moscow/Russian Federation	25[8]
OOO Interturbo, Saint Petersburg/Russian Federation	45[8]
OOO Siemens IT Solutions & Services, Moscow/Russian Federation	50
OOO Transconverter, Moscow/Russian Federation	35[8]
OOO VIS Automation, Moscow/Russian Federation	49
ZAO Interautomatika, Moscow/Russian Federation	46
ZAO Nuclearcontrol, Moscow/Russian Federation	40[8]
ZAO Systema-Service, Saint Petersburg/Russian Federation	26
Certas AG, Zurich/Switzerland	50
Interessengemeinschaft TUS, Männedorf/Switzerland	50
Zentrum Oberengstringen AG, Oberengstringen/Switzerland	42[8]
EKOSIJ d.o.o., Ljubljana/Slovenia	25[8]
Merida Power, S.L., Madrid/Spain	50[8]
Nertus Mantenimiento Ferroviario y Servicios S.A., Barcelona/Spain	51[4]
Soleval Renovables S.L., Sevilla/Spain	50
Solucia Renovables 1, S.L., Lebrija (Sevilla)/Spain	50
Termica AFAP S.A., Villacanas/Spain	20[8]
EKOLAMP s.r.o., Prague/Czech Republic	30[8]
Meomed s.r.o., Prerov/Czech Republic	47[8]
Szeged Energia Zrt., Szeged/Hungary	50
America (21 companies)	
CVL Componentes de Vidro Ltda., Caçapava/Brazil	50
innotec do Brasil Ltda., São Paulo/Brazil	21[8]
PowerU International Ltd., George Town/Cayman Islands	22
Pemopro S.A. de C.V., Mexico D.F./Mexico	25[8]
BritePointe, Inc., Berkeley, CA/USA	40[8]
Brockton Power Company LLC, Boston, MA/USA	23
Brockton Power Holdings Inc., Boston, MA/USA	25[8]
Brockton Power Properties, Inc., Boston, MA/USA	25[8]
Cyclos Semiconductor, Inc., Berkeley, CA/USA	41
PhSiTh LLC, New Castle, DE/USA	33
Power Properties Inc., Boston, MA/USA	25[8]
Prenova, Inc., Marietta, GA/USA	22[8]
Reactive NanoTechnologies, Inc., Hunt Valley, MD/USA	21
Rether networks, Inc., Centereach, NY/USA	30
Semprius, Inc., Durham, NC/USA	16[6]
Siemens First Capital Commercial Finance, LLC, Oklahoma City, OK/USA	51[4]

September 30, 2011	Equity interest in %
Treated Water Outsourcing J.V., Naperville, IL/USA	50
Valeo Sylvania LLC, Seymour, IN/USA	50
WhoGlue, Inc., Baltimore, MD/USA	33[8]
Zargis Medical Corp., Princeton, NJ/USA	25
Innovex Capital En Tecnologia, C.A., Caracas/Venezuela	20[6]
Asia (32 companies)	
Oil and Gas ProServ LLC, Baku/Azerbaijan	25[8]
Foshan Electrical and Lighting Co., Ltd., Foshan/China	13[6]
GIS Steel & Aluminum Products Co., Ltd. Hangzhou, Hangzhou/China	25
GSP China Technology Co., Ltd., Beijing/China	50
Guangzhou Morgan Seals Co., Ltd., Guangzhou/China	50[8]
OSRAM (China) Fluorescent Materials Co., Ltd., Yi Xing City/China	50[4]
ROSE Power Transmission Technology Co., Ltd, Anshan/China	50
Saitong Railway Electrification (Nanjing) Co., Ltd., Nanjing/China	50[6]
Shanghai Electric Power Generation Equipment Co., Ltd., Shanghai/China	40
Siemens Traction Equipment Ltd., Zhuzhou, Zhuzhou/China	50
Siteco Prosperity Lighting (Lang Fang) Co., Ltd., Lang Fang/China	50
Yangtze Delta Manufacturing Co. Ltd., Hangzhou, Hangzhou/China	51[4]
Zhenjiang Siemens Busbar Trunking Systems Co. Ltd., Yangzhong/China	50
OSRAM Prosperity Company Ltd., Hong Kong/Hong Kong	50
Bangalore International Airport Ltd., Bengaluru/India	40
P.T. Jawa Power, Jakarta/Indonesia	50
PT Asia Care Indonesia, Jakarta/Indonesia	40
LAMP NOOR (P.J.S.) Co., Saveh/Iran	20[8]
Arava Power Company Ltd., D.N. Eilot/Israel	40[8]
Global Sun Israel, L.P., D.N. Eilot/Israel	38
Metropolitan Transportation Solutions Ltd., Rosh Haya'in/Israel	20[6]
Negev Energy – Ashalim Thermo-Solar Ltd, Ramat Gan/Israel	50
Kanto Hochouki Co., Ltd., Ibaragi/Japan	25[8]
Kikoeno Soudanshitsu Co., Ltd., Tochigi/Japan	50[8]
Mitsubishi Electric OSRAM Ltd., Yokohama/Japan	49
TLT OSRAM-Melco Lighting Ltd., Yokosuka/Japan	50[8]

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to Section 264b HGB.
10 Exemption pursuant to Section 264 (3) HGB.

September 30, 2011	Equity interest in %
Yaskawa Siemens Automation & Drives Corp., Kitakyushu / Japan	50
Temir Zhol Electrification LLP, Astana / Kazakhstan	49
Rousch (Pakistan) Power Ltd., Karachi / Pakistan	26
Power Automation Pte. Ltd., Singapore / Singapore	49
Modern Engineering and Consultants Co. Ltd., Bangkok / Thailand	40[8]
Siemens Transformers L.L.C, Abu Dhabi / United Arab Emirates	49

September 30, 2011	Equity interest in %
Africa (3 companies)	
Energie Electrique de Tahaddart S.A., Tanger / Morocco	20
VOEST-ALPINE Technical Services Ltd., Abuja / Nigeria	40[8]
Impilo Consortium (Pty.) Ltd., La Lucia / South Africa	31
Australia / New Zealand / Oceans (1 company)	
SILCAR Pty. Ltd., Glen Iris / Australia	50

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to Section 264b HGB.
10 Exemption pursuant to Section 264 (3) HGB.

September 30, 2011	Equity interest in %	Net Income in mil. €	Equity in mil. €
Other investments[11]			
Germany (10 companies)			
Ausbildungszentrum für Technik, Informationsverarbeitung und Wirtschaft gemeinnützige GmbH (ATIW), Paderborn	100[4,5]	0	2
BSAV Kapitalbeteiligungen und Vermögensverwaltungs Management GmbH, Grünwald	100[4,5]	(1)	18
IBS AG, Höhr-Grenzhausen	8	1	17
Kyros Beteiligungsverwaltung GmbH, Grünwald	100[4,5]	(8)	205
PT Kapitalanlagen und Vermögensverwaltungs Management GmbH, Grünwald	100[4,5]	0	0
Realtime Technology AG, Munich	9	5	26
Siemens Pensionsfonds AG, Grünwald	100[4,5]	0	8
Siemens Venture Capital Fund 2 GmbH i.L., Munich	100[4,5]	0	0
SIM 9. Grundstücksverwaltungs- und -beteiligungs-GmbH, Munich	100[4,5]	2	12
Unterstützungskasse der VDO Mess- und Regeltechnik GmbH, Schwalbach am Taunus	100[4,5]	0	0
Europe (without Germany) (4 companies)			
Atos S.A., Bezons Cedex / France	15	118	1,632
Medical Systems S.p.A., Genoa / Italy	45[5]	13	62
Corporate XII S.A. (SICAV-FIS), Luxemburg / Luxembourg	100[4,5]	203	6,345
OAO Power Machines, Moscow / Russian Federation	25[5]	147	582
America (3 companies)			
CoreLabs, Inc., Princeton, NJ / USA	5	(9)	31
Global Healthcare Exchange LLC, Westminster, CO / USA	7	123	199
iBAHN, Salt Lake City, UH / USA	9	(1)	35
Asia (1 company)			
Hokkaido Kikoeno Plaza Co., Ltd., Hokkaido / Japan	85[4,5]	0	0

1 Control due to a majority of voting rights.
2 Control due to contractual arrangements.
3 Control due to economic circumstances.
4 No control due to contractual arrangements or legal circumstances.
5 No significant influence due to contractual arrangements or legal circumstances.
6 Significant influence due to contractual arrangements or legal circumstances.
7 Not consolidated due to immateriality.
8 Not accounted for using the equity method due to immateriality.
9 Exemption pursuant to Section 264b HGB.
10 Exemption pursuant to Section 264 (3) HGB.
11 Values according to the latest available local GAAP financial statements; the underlying fiscal year may differ from the Siemens fiscal year.

This is a translation of the German "Konzernabschluss gemäß § 315a (1) HGB der Siemens AG zum 30. September 2011." Sole authoritative and universally valid version is the German language document.

D.7 Supervisory Board and Managing Board

D.7.1 Supervisory Board

Gerhard Cromme, Dr. iur.
Chairman

Chairman of the Supervisory Boards of Siemens AG and ThyssenKrupp AG

Date of birth: February 25, 1943
Member since: January 23, 2003

External positions

German supervisory board positions:
Allianz SE, Munich
(Deputy Chairman)
Axel Springer AG, Berlin
ThyssenKrupp AG, Duisburg and Essen
(Chairman)

Positions outside Germany:
Compagnie de Saint-Gobain S.A., France

Berthold Huber*
First Deputy Chairman

First Chairman, IG Metall

Date of birth: February 15, 1950
Member since: July 1, 2004

External positions

German supervisory board positions:
Audi AG, Ingolstadt
(Deputy Chairman)
Porsche Automobil Holding SE, Stuttgart
Volkswagen AG, Wolfsburg
(Deputy Chairman)

Josef Ackermann, Dr. oec.
Second Deputy Chairman

Chairman of the Management Board and of the Group Executive Committee, Deutsche Bank AG

Date of birth: February 7, 1948
Member since: January 23, 2003

External positions

Positions outside Germany:
Belenos Clean Power Holding Ltd., Switzerland
(Deputy Chairman)
Royal Dutch Shell plc, Netherlands
Zurich Financial Services AG, Switzerland
(Deputy Chairman)

Lothar Adler*
Chairman of the Central Works Council, Siemens AG

Date of birth: February 22, 1949
Member since: January 23, 2003

Jean-Louis Beffa
Supervisory board member

Date of birth: August 11, 1941
Member since: January 24, 2008

External positions

Positions outside Germany:
Claude Bernard Participations S.A.S., France
(Chairman)
Compagnie de Saint-Gobain S.A., France
GDF SUEZ S.A., France
Groupe Bruxelles Lambert, Belgium
JL2B Conseils, France
(Chairman)
Le Monde S.A., France
Le Monde & Partenaires Associés S.A.S., France
Saint-Gobain Corporation, USA
Société Editrice du Monde S.A., France

Gerd von Brandenstein
Economist

Date of birth: April 6, 1942
Member since: January 24, 2008

External positions

German supervisory board positions:
degewo Aktiengesellschaft, Berlin

Michael Diekmann
Chairman of the Board of Management, Allianz SE

Date of birth: December 23, 1954
Member since: January 24, 2008

External positions

German supervisory board positions:
Allianz Deutschland AG, Munich
Allianz Global Investors AG, Munich
(Chairman)
BASF SE, Ludwigshafen am Rhein
(Deputy Chairman)
Linde AG, Munich
(Deputy Chairman)

Positions outside Germany:
Allianz France S.A., France
(Deputy Chairman)
Allianz S.p.A., Italy

Hans Michael Gaul, Dr. iur.
Supervisory board member

Date of birth: March 2, 1942
Member since: January 24, 2008

External positions

German supervisory board positions:
BDO AG Wirtschaftsprüfungsgesellschaft, Hamburg
(Deputy Chairman)
Evonik Industries AG, Essen
EWE Aktiengesellschaft, Oldenburg
HSBC Trinkaus & Burkhardt AG, Düsseldorf
VNG-Verbundnetz Gas AG, Leipzig

Peter Gruss, Prof. Dr. rer. nat.
President, Max-Planck-Gesellschaft zur Förderung der Wissenschaften e.V.

Date of birth: June 28, 1949
Member since: January 24, 2008

External positions

German supervisory board positions:
Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, Munich

Bettina Haller*
Chairwoman of the Combine Works Council, Siemens AG

Date of birth: March 14, 1959
Member since: April 1, 2007

Hans-Jürgen Hartung*
Chairman of the Works Council, Siemens Energy Sector, Erlangen, Germany

Date of birth: March 10, 1952
Member since: January 27, 2009

Harald Kern*
Member of the Central Works Council, Siemens AG; Deputy Chairman of the Siemens Europe Committee

Date of birth: March 16, 1960
Member since: January 24, 2008

Nicola Leibinger-Kammüller, Dr. phil.
President and Chairwoman of the Managing Board, TRUMPF GmbH + Co. KG

Date of birth: December 15, 1959
Member since: January 24, 2008

External positions

German supervisory board positions:
Axel Springer AG, Berlin
Deutsche Lufthansa AG, Cologne
Voith AG, Heidenheim an der Brenz

Werner Mönius*

Chairman of the Siemens Europe Committee

Date of birth: May 16, 1954
Member since: January 24, 2008

Håkan Samuelsson

Supervisory board member

Date of birth: March 19, 1951
Member since: January 24, 2008

External positions

German supervisory board positions:
Scandferries Holding GmbH, Rostock (Chairman)[1]
Scandlines GmbH, Rostock (Chairman)

Positions outside Germany:
Volvo Car Corporation, Sweden

Dieter Scheitor*

Physicist

IG Metall headquarters
Inactive phase of part-time pre-retirement scheme

Date of birth: November 23, 1950
Member since: January 25, 2007

Rainer Sieg,* Dr. iur.

Chairman of the Committee of Spokespersons, Siemens Group; Chairman of the Central Committee of Spokespersons, Siemens AG

Date of birth: December 20, 1948
Member since: January 24, 2008

Birgit Steinborn*

Deputy Chairwoman of the Central Works Council, Siemens AG

Date of birth: March 26, 1960
Member since: January 24, 2008

Lord Iain Vallance of Tummel

Chairman, Amsphere Ltd.

Date of birth: May 20, 1943
Member since: January 23, 2003

Sibylle Wankel*

Attorney, Bavarian Regional Headquarters, IG Metall

Date of birth: March 3, 1964
Member since: April 1, 2009

External positions

German supervisory board positions:
Vaillant GmbH, Remscheid

The Supervisory Board of Siemens AG has 20 members. As stipulated by the German Codetermination Act, half of the members represent Company shareholders, and half represent Company employees. The shareholder representatives were elected at the Annual Shareholders' Meeting on January 24, 2008, and the employee representatives, whose names are marked with an asterisk (*), either were elected in accordance with the provisions of the German Codetermination Act on September 27, 2007, effective as of the end of the Annual Shareholders' Meeting on January 24, 2008, or replaced an employee representative who had resigned from the Supervisory Board. The Supervisory Board is elected for five years.

1 Advisory board as comparable supervisory body

As of September 30, 2011

D.7.1.1 SUPERVISORY BOARD COMMITTEES

The Supervisory Board of Siemens AG has established six standing committees. Information on their activities in fiscal 2011 is provided on pages 6-11 of Part II of this Annual Report.

Committees	Meetings in fiscal 2011	Duties and responsibilities	Members as of September 30, 2011
Chairman's Committee	7 2 decisions by notational voting using written circulations	The Chairman's Committee deals, in particular, with matters concerning the Managing Board. The Committee makes recommendations to the full Supervisory Board on the appointment and revocation of the appointment of Managing Board members and lays the groundwork for Supervisory Board decisions regarding the system of Managing Board compensation and the total compensation of each Managing Board member. In addition, the Committee makes recommendations to the full Supervisory Board on the composition of Supervisory Board committees. It decides whether to approve business transactions with Managing Board members and parties related to them. The Chairman's Committee also concerns itself with issues relating to corporate governance.	Gerhard Cromme, Dr. iur. (Chairman) Lothar Adler Josef Ackermann, Dr. oec. Berthold Huber
Audit Committee	8	The Audit Committee's duties include, in particular, preparing Supervisory Board reviews of the annual financial statements of Siemens AG and of the Consolidated Financial Statements of Siemens worldwide. The Committee also discusses the Company's quarterly reports and half-year financial reports, liaises with the independent auditors (particularly with regard to awarding the audit contract, defining the focal points of the audit, determining the auditors' fee and ensuring their independence) and monitors the effectiveness of the Company's internal control system, risk management system and internal audit system.	Hans Michael Gaul, Dr. iur.[1,2] (Chairman) Gerhard Cromme, Dr. iur.[1] Bettina Haller Dieter Scheitor Birgit Steinborn Lord Iain Vallance of Tummel
Compliance Committee	4	The Compliance Committee concerns itself with the Company's adherence to statutory provisions, official regulations and internal Company policies.	Gerhard Cromme, Dr. iur. (Chairman) Lothar Adler Hans Michael Gaul, Dr. iur. Bettina Haller Lord Iain Vallance of Tummel Sibylle Wankel

1 Audit committee financial expert as defined by the Sarbanes-Oxley Act
2 Fulfills the requirements of Section 100, paragraph 5 and Section 107, paragraph 4 of the German Stock Corporation Act (Aktiengesetz)

Committees	Meetings in fiscal 2011	Duties and responsibilities	Members as of September 30, 2011
Finance and Investment Committee	4 6 decisions by notational voting using written circulations	The duties of the Finance and Investment Committee include laying the groundwork – on the basis of the Company's overall strategy, which is the subject of an annual strategy meeting of the Supervisory Board – for the Supervisory Board's negotiations and decisions regarding the Company's financial situation and structure, its investments in property, plant and equipment and its financial investments. In addition, the Committee decides on behalf of the Supervisory Board whether to approve business transactions requiring Supervisory Board approval that have a value of less than €600 million. It also exercises the Supervisory Board's rights under Section 32 of the German Codetermination Act to make decisions regarding the exercise of ownership rights resulting from interests in other companies. As stipulated in Section 32, paragraph 1, sentence 2 of the German Codetermination Act, decisions of the Finance and Investment Committee under Section 32 of the Act are made only by the Committee's shareholder representatives.	Gerhard Cromme, Dr. iur. (Chairman) Lothar Adler Jean-Louis Beffa Gerd von Brandenstein Werner Mönius Håkan Samuelsson Dieter Scheitor Birgit Steinborn
Nominating Committee	0	The Nominating Committee recommends suitable candidates for election to the Supervisory Board by the Annual Shareholders' Meeting.	Gerhard Cromme, Dr. iur. (Chairman) Josef Ackermann, Dr. oec. Hans Michael Gaul, Dr. iur.
Mediation Committee, under Section 27, paragraph 3 and Section 31, paragraphs 3 and 5 of the German Codetermination Act	0	The Mediation Committee, whose establishment is mandatory under German law, makes recommendations to the Supervisory Board regarding the appointment and revocation of the appointment of Managing Board members if the Supervisory Board has not approved these appointments and/or revocations by the required two-thirds majority on the first vote.	Gerhard Cromme, Dr. iur. (Chairman) Lothar Adler Josef Ackermann, Dr. oec. Berthold Huber

Further information on corporate governance at Siemens is available at
www.siemens.com/corporate-governance

D.7.2 Managing Board

Peter Löscher

President and Chief Executive Officer, Siemens AG

Date of birth: September 17, 1957
First appointed: July 1, 2007
Term expires: March 31, 2017

External positions

German supervisory board positions:
Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, Munich

Positions outside Germany:
TBG Limited, Malta

Roland Busch, Dr. rer. nat.

Date of birth: November 22, 1964
First appointed: April 1, 2011
Term expires: March 31, 2016

External positions

Positions outside Germany:
Atos S.A., France

Company positions

German supervisory board positions:
OSRAM AG, Munich

Positions outside Germany:
Siemens Industry, Inc., USA
Siemens Ltd., China
(Chairman)
Siemens Ltd., India
Siemens Pte. Ltd., Singapore
Siemens Schweiz AG, Switzerland
(Chairman)

Wolfgang Dehen

(until March, 31, 2011)

Date of birth: February 9, 1954
First appointed: January 1, 2008
Term originally to have expired: March 31, 2012

External positions
(as of March 31, 2011)

German supervisory board positions:
TÜV Süd AG, Munich

Company positions
(until March 31, 2011)

Positions outside Germany:
Siemens Ltd., China
(Chairman)
Siemens Ltd., India
Siemens Pte. Ltd., Singapore

Brigitte Ederer

Date of birth: February 27, 1956
First appointed: July 1, 2010
Term expires: June 30, 2015

External positions

Positions outside Germany:
Boehringer Ingelheim RCV GmbH, Austria
Österreichische Industrieholding AG (ÖIAG), Austria

Company positions

Positions outside Germany:
Siemens Aktiengesellschaft Österreich, Austria
(Chairwoman)
Siemens France Holding S.A.S., France
Siemens Holding S.p.A., Italy
(Deputy Chairwoman)
Siemens Holdings plc, UK
Siemens Nederland N.V., Netherlands
(Chairwoman)
Siemens S.A., Spain
(Chairwoman)
Siemens Sanayi ve Ticaret A.Ş., Turkey
Siemens S.p.A., Italy
(Deputy Chairwoman)

Klaus Helmrich

Date of birth: May 24, 1958
First appointed: April 1, 2011
Term expires: March 31, 2016

Joe Kaeser

Date of birth: June 23, 1957
First appointed: May 1, 2006
Term expires: March 31, 2016

External positions

German supervisory board positions:
Allianz Deutschland AG, Munich

Positions outside Germany:
NXP Semiconductors B.V., Netherlands

Company positions

German supervisory board positions:
BSH Bosch und Siemens Hausgeräte GmbH, Munich
(Chairman)
OSRAM AG, Munich

Positions outside Germany:
Nokia Siemens Networks B.V., Netherlands
Siemens Aktiengesellschaft Österreich, Austria
Siemens Corp., USA
(Deputy Chairman)
Siemens Ltd., India

Barbara Kux

Date of birth: February 26, 1954
First appointed: November 17, 2008
Term expires: November 16, 2013

External positions

German supervisory board positions:
ZF Friedrichshafen AG, Friedrichshafen
(until October 20, 2011)

Positions outside Germany:
Total S.A., France

Hermann Requardt, Prof. Dr. phil. nat.

Date of birth: February 11, 1955
First appointed: May 1, 2006
Term expires: March 31, 2016

External positions

German supervisory board positions:
Software Aktiengesellschaft, Darmstadt

Company positions

German supervisory board positions:
BSH Bosch und Siemens Hausgeräte GmbH, Munich
OSRAM AG, Munich

Positions outside Germany:
Siemens Healthcare Diagnostics Inc., USA
Siemens Japan Holding K.K., Japan (Chairman)
Siemens Japan K.K., Japan (Chairman)
Siemens Medical Solutions USA, Inc., USA (Chairman)

Siegfried Russwurm, Prof. Dr.-Ing.

Date of birth: June 27, 1963
First appointed: January 1, 2008
Term expires: March 31, 2017

External positions

German supervisory board positions:
Deutsche Messe Aktiengesellschaft, Hanover

Company positions

German supervisory board positions:
BSH Bosch und Siemens Hausgeräte GmbH, Munich
OSRAM AG, Munich (Chairman)

Positions outside Germany:
Arabia Electric Ltd. (Equipment), Saudi Arabia (Deputy Chairman)
Nokia Siemens Networks B.V., Netherlands
Siemens Industry, Inc., USA (Chairman)
Siemens Ltd., China
Siemens Ltd., Saudi Arabia (Deputy Chairman)
Siemens Ltd., South Africa (Chairman)
Siemens Middle East, FZ-LLC, United Arab Emirates
Siemens VAI Metals Technologies GmbH, Austria
VA TECH T & D Co. Ltd., Saudi Arabia

Peter Y. Solmssen

Date of birth: January 24, 1955
First appointed: October 1, 2007
Term expires: March 31, 2017[1]

Company positions

German supervisory board positions:
OSRAM AG, Munich

Positions outside Germany:
Nokia Siemens Networks B.V., Netherlands
Siemens Canada Ltd., Canada (Chairman)
Siemens Corp., USA (Chairman)
Siemens S.A., Colombia (Chairman)
Siemens S.A. de C.V., Mexico (Chairman)

Michael Süß, Dr. rer. pol.

Date of birth: December 25, 1963
First appointed: April 1, 2011
Term expires: March 31, 2016

External positions

German supervisory board positions:
Herrenknecht AG, Schwanau
KION Group GmbH, Wiesbaden
KION Holding 1 GmbH, Wiesbaden

Positions outside Germany:
OAO Power Machines, Russia

1 As a rule, reappointments are effected until the completion of the 60th year of life only, however, with the proviso that they are extended for another year at a time until a total maximum five-year term, provided that neither the member of the Managing Board nor the Supervisory Board objects.

D.7.2.1 MANAGING BOARD COMMITTEES

Committee	Meetings in fiscal year 2011	Duties and responsibilities	Members as of September 30, 2011
Equity and Employee Stock Committee	6 decisions by notational voting using written circulations	This committee oversees the utilization of authorized capital in connection with the issuance of employee stock as well as the implementation of various capital measures. It also determines the scope and conditions of the stock-based compensation components and / or compensation programs offered to employees and managers (excluding the Managing Board).	Peter Löscher (Chairman) Joe Kaeser Brigitte Ederer

Further information on corporate governance at Siemens is available at
www.siemens.com/corporate-governance

E. Additional information

E.1 Statement of the Managing Board

The Managing Board of Siemens Aktiengesellschaft is responsible for preparing the Consolidated Financial Statements and the group management report. The Consolidated Financial Statements have been prepared in accordance with accepted accounting principles and complemented by internationally customary additional information. The group management report is consistent with the Consolidated Financial Statements and is combined with the management report of Siemens Aktiengesellschaft.

Siemens employs extensive internal controls, company-wide uniform reporting guidelines and additional measures, including employee training and continuing education, with the intention that its financial reporting is conducted in accordance with accepted accounting principles. Members of the management of the Sectors, Divisions, Financial Services, Cross-Sector Services, Regional Clusters and certain Corporate Units, supported by certifications of management of entities under their responsibility have confirmed to us the correctness of the financial data they have reported to Siemens' corporate headquarters and the effectiveness of the related control systems. Compliance with the guidelines as well as the reliability and effectiveness of the control systems are continuously examined by Internal Corporate Audit throughout the Siemens Group. Our risk management system complies with the requirements of the German Corporation Act (AktG). Our risk management system is designed to enable the Managing Board to recognize potential risks early on and initiate timely countermeasures.

In accordance with the resolution adopted at the Annual Shareholders' Meeting, Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft has audited the Consolidated Financial Statements and group management report, and issued an unqualified opinion. Together with the independent auditors, the Supervisory Board has thoroughly examined the Consolidated Financial Statements, the group management report, and the Independent Auditors' Report. The result of this examination is included in the Report of the Supervisory Board (pages 6-11 of the financial section of this Annual Report).

The Managing Board

E.2 Responsibility statement

To the best of our knowledge, and in accordance with the applicable reporting principles, the Consolidated Financial Statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the group management report, which has been combined with the management report for Siemens Aktiengesellschaft, includes a fair review of the development and performance of the business and the position of the Group, together with a description of the material opportunities and risks associated with the expected development of the Group.

Munich, November 23, 2011

Siemens Aktiengesellschaft
The Managing Board

Peter Löscher
Klaus Helmrich
Prof. Dr. Hermann Requardt
Dr. Michael Süß

Dr. Roland Busch
Joe Kaeser
Prof. Dr. Siegfried Russwurm

Brigitte Ederer
Barbara Kux
Peter Y. Solmssen

E.3 Independent Auditors' report

We have audited the Consolidated Financial Statements prepared by Siemens Aktiengesellschaft, Berlin and Munich, comprising the consolidated statements of financial position, income, comprehensive income, cash flow and changes in equity and the notes to the Consolidated Financial Statements, together with the group management report, which is combined with the management report of Siemens Aktiengesellschaft, for the fiscal year from October 1, 2010 to September 30, 2011. The preparation of the Consolidated Financial Statements and the group management report in accordance with IFRS as adopted by the European Union (EU), and the additional requirements of German commercial law pursuant to Section 315a (1) HGB ["Handelsgesetzbuch": "German Commercial Code"] are the responsibility of the Managing Board of Siemens Aktiengesellschaft. Our responsibility is to express an opinion on the Consolidated Financial Statements and on the group management report based on our audit. In addition we have been instructed to express an opinion as to whether the Consolidated Financial Statements comply with IFRS as issued by the IASB.

We conducted our audit of the Consolidated Financial Statements in accordance with Section 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW) and in supplementary compliance with International Standards on Auditing (ISA). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the Consolidated Financial Statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the Consolidated Financial Statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the Managing Board, as well as evaluating the overall presentation of the Consolidated Financial Statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the Consolidated Financial Statements comply with IFRS as adopted by the EU and the additional requirements of German commercial law pursuant to Section 315a (1) HGB and IFRS as issued by the IASB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the Consolidated Financial Statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Munich, November 23, 2011

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft

Krämmer	Prof. Dr. Hayn
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor]	[German Public Auditor]

E.4 Five-year summary

Five-year summary

Revenue and earnings (in millions of €)[1]	2011	2010	2009	2008	2007
Revenue	73,515	68,978	70,053	69,577	64,238
Gross profit	22,127	20,001	19,120	18,979	18,561
Income from continuing operations	7,011	4,262	2,533	1,574	3,431
Net income	6,321	4,068	2,497	5,886	4,038

Assets, liabilities and equity (in millions of €)	2011	2010	2009	2008	2007
Current assets[2]	52,813	50,179	44,087	43,486	48,314
Current liabilities[2]	43,560	40,610	36,510	42,142	43,942
Debt	17,940	19,913	19,638	16,079	15,497
Long-term debt	14,280	17,497	18,940	14,260	9,860
Net debt[3]	(4,995)	(5,560)	(9,309)	(9,034)	(11,299)
Pension plans and similar commitments	7,307	8,464	5,938	4,361	2,780
Equity	32,156	29,096	27,287	27,380	29,627
as a percentage of total assets	31	28	29	29	32
Total assets	104,243	102,827	94,926	94,463	91,555

Cash flows (in millions of €)[1]	2011	2010	2009	2008	2007
Net cash provided by operating activities[2]	8,056	8,997	6,246	8,169	9,571
Amortization, depreciation and impairments[4]	2,510	2,598	2,395	2,471	2,087
Net cash used in investing activities[2]	(2,909)	(2,315)	(2,588)	(9,082)	(10,156)
Additions to intangible assets and property, plant and equipment[2]	(2,171)	(1,954)	(2,159)	(2,397)	(3,110)
Net cash provided by (used in) financing activities	(6,867)	(2,826)	(344)	3,935	(5,453)
Net increase (decrease) in cash and cash equivalents	(1,715)	4,023	3,275	1,989	(5,274)
Free cash flow	5,885	7,043	4,087	5,773	6,461

Employees – continuing operations[1]	2011	2010	2009	2008	2007
Employees (September 30, in thousands)[5]	360	336	333	346	320

Key capital market data (in €, unless otherwise indicated)	2011	2010	2009	2008	2007
Earnings per share from continuing operations[1]	7.82	4.72	2.70	1.60	3.61
Diluted earnings per share from continuing operations[1]	7.73	4.67	2.67	1.60	3.49
Dividend per share[6]	3.00	2.70	1.60	1.60	1.60
Siemens stock price[7]					
High	99.38	79.37	66.45	108.86	111.17
Low	64.45	60.20	35.52	64.91	66.91
Year-end (September 30)	68.12	77.43	63.28	65.75	96.42
Siemens stock performance over prior year (in percentage points)					
Compared to DAX index	2.17	15.53	2.24	(4.68)	11.72
Compared to MSCI World index	(5.16)	18.53	1.86	(4.46)	21.56
Number of shares (in millions)	914	914	914	914	914
Market capitalization at period-end (in millions of €)[8]	59,554	67,351	54,827	56,647	88,147
Credit rating of long-term debt					
Standard & Poor's	A+	A+	A+	AA-	AA-
Moody's	A1	A1	A1	A1	A1

1 OSRAM and Siemens IT Solutions and Services were classified as discontinued operations during fiscal 2011. Prior periods are presented on a comparable basis, using a simplified approach for certain information for fiscal 2008 and fiscal 2007.
2 Changes in accounting pronouncements that were applied by Siemens in fiscal 2010 resulted in the reclassification of certain items. Fiscal years 2011 to 2008 are presented on a comparable basis. Fiscal 2007 was not adjusted.
3 Net debt includes four line items of the Consolidated Statements of Financial Position: Cash and cash equivalents, current Available-for-sale financial assets, Short-term debt and current maturities of long-term debt and Long-term debt.
4 Amortization and impairment of intangible assets other than goodwill and depreciation and impairment of property, plant and equipment.
5 Without temporary student workers and trainees. For information regarding personnel related costs see ▷ Note 35 to the Consolidated Financial Statements.
6 Dividend per share for fiscal 2011 as proposed to the Annual Shareholders' Meeting.
7 Xetra closing prices, Frankfurt.
8 Based on shares outstanding.

Quarterly data (in millions of €)	2011	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	73,515	20,351	17,844	17,717	17,603
Net income	6,321	1,231	501	2,836	1,753

Quarterly data (in millions of €)	2010	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	68,978	19,403	17,425	16,523	15,627
Net income	4,068	(396)	1,435	1,498	1,531

E.5 Glossary

A

Adjusted EBITDA	Abbreviation for adjusted "Earnings before interest, taxes, depreciation and amortization." Siemens defines adjusted EBITDA on group level as "Income from continuing operations before income taxes" less "Other financial income (expense), net," less "Interest expense," less "Interest income," as well as less "Income (loss) from investments accounted for using the equity method, net (adjusted EBIT)" before amortization and depreciation and impairment of property, plant and equipment and goodwill.
American Depositary Shares (ADSs) / American Depositary Receipts	A U.S. dollar-denominated certificate issued by a U.S. bank, representing a share of a foreign-based company available for purchase on an American stock exchange. The entire issuance is called an American Depositary Receipt (ADR) and the individual shares are referred to as ADSs.
Asset management	The process of managing and controlling corporate assets in order to enhance operational efficiency in using these assets in business operations.
Associates	An associate is an entity, including an unincorporated entity such as a partnership, over which the investor has significant influence and that is neither a subsidiary nor an interest in a joint venture. Associates are accounted for under the equity method (see "Equity method").

C

Captive finance unit	A financial services unit organized as a business within an industrial enterprise that offers financial solutions primarily to customers of the operating units of that enterprise.
Cash conversion rate	Ratio of "Free cash flow" to "Income."
Cash flows	Cash flows are inflows and outflows of cash (cash on hand and demand deposit) and cash equivalents (short term highly liquid financial investments). Cash flows are presented in the Consolidated Statements of Cash Flow.
Comfort letter	A written statement prepared by an independent auditor which expresses an opinion on the results of certain audit procedures.
Commercial paper	Short-term debt instruments in the form of bearer bonds, issued in the money market by companies with strong credit ratings.
Commercial Paper Program	Program for the issuance of commercial paper that can be drawn in different currencies.
Compliance	Compliance with laws as well as with external and internal guidance or codes of conduct.
Corporate Treasury	A corporate unit responsible for the financial management, particularly relating to the liquidity and cash management as well as the financial risk management.

D

Deferred taxes	Assets and liabilities arising from the different treatment of transactions for financial and tax reporting purposes.
Defined benefit obligation (DBO)	The present value of expected future payments required to settle outstanding pension obligations.
Defined benefit plans	Post-employment benefit plans other than defined contribution plans (see "Defined contribution plans").
Defined contribution plans	Defined contribution plans are post-employment benefit plans under which an entity pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits.
Derivatives / Derivative financial instruments	An instrument that derives its value from that of an underlying instrument or index, is settled at a future date and requires no or a relatively low initial investment.
Diluted earnings per share	Dilution is a reduction in earnings per share or an increase in loss per share resulting from the assumption that convertible instruments are converted, that options or warrants are exercised, or that ordinary shares are issued upon the satisfaction of specified conditions.
Discontinued operations	A component of an entity that either has been disposed of or is classified as held for sale and represents a separate major line of business or geographical area of operations; is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or is a subsidiary acquired exclusively with a view to resale.

E

Emerging market economies	Economies that do not form part of the industrialized economies. Siemens defines emerging market countries by means of a negative delimitation from developed economies in accordance with the definition by the International Monetary Fund (IMF).
Equity method	A method under which associates are accounted for in the Consolidated Financial Statements.
Expected return on plan assets	An estimation of expected return derived from pension plan assets at the beginning of fiscal year.

F

Fair value	The amount at which an asset could be exchanged, or a liability settled, between knowledgeable willing parties in an arm's length transaction.
Free cash flow	A measure of operative cash generation. Siemens defines "Free cash flow" as inflows and outflows of cash and cash equivalents provided by (used in) operating activities less cash outflows for additions to intangible assets and property, plant and equipment.
Functional costs	Functional costs comprise "Cost of goods sold and services rendered," "Research and development expenses," and "Marketing, selling and general administrative expenses."
Funded status of pension plan	The difference between a pension plan's defined benefit obligation (DBO) and the fair market value of assets designated to the pension plan (plan assets) as of a specific date.

G

German Corporate Governance Code	Essential statutory regulations for the management and supervision of German listed companies. It contains internationally and nationally recognized standards for good and responsible governance.
Common stock	A part of equity, representing the amount to which the shareholders' liability is limited (also referred to as share capital).
Goodwill	Excess of the purchase price over the fair market value of the net assets acquired.

H

Hedge accounting	Accounting method related to hedging of cash flows or fair values of assets and liabilities by using hedging instruments.
HGB	Abbreviation for German Commercial Code (HGB). Forms the basis of the accounting concepts, measurement techniques and standards of presentation used in financial statements in Germany.
Hybrid bond	A corporate bond that, due to its characteristics such as long maturity date and subordination, bears the character of both debt and equity.

I

IFRS	Abbreviation for International Financial Reporting Standards (IFRS), previously International Accounting Standards (IAS). According to the IAS regulation endorsed by the European Union, publicly traded companies in the European Union are required to prepare their consolidated financial statements in accordance with IFRS.

J

Joint venture	A contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control.

L

Lease	A contract under which one party, the lessor (owner) of an asset, agrees to grant the use of that asset to another, the lessee, in exchange for periodic rental payments.

M

Medium Term Notes Program	A kind of framework agreement between companies and traders of notes (usually banks), enabling a company to issue securities in the capital market under predetermined terms and conditions, thus providing flexibility in raising debt within a very short period of time.
Moody's Investors Service	Independent rating agency that provides standardized indicators for assessing a companies' credit ratings.

N

Net periodic benefit cost (NPBC)	The amount of pension costs recorded in the Consolidated Statements of Income. They include service cost, interest cost, expected return on plan assets, amortization of past service cost or benefits and gains or losses due to settlements and curtailments of plans.
Net working capital	The net amount of current assets less current liabilities.
NYSE	Abbreviation for "New York Stock Exchange."

O

Order backlog	Inventory of orders for goods and services based on binding contractual arrangements with customers.

P

Plan assets	Plan assets related to pension plans comprise assets held by a long-term employee benefit fund and qualifying insurance policies. Plan assets are held by an entity (a pension fund) that is legally separate from the reporting entity and exists solely to pay or fund pension benefits. Pension plan assets are not available to the reporting entity for general use and can not be used for purposes other than to pay or fund pension benefits.

R

Rating	Standardized indicator for the assessment of issuers' credit ratings; carried out by specialized agencies (such as Standard & Poor's or Moody's Investors Service).
Return on capital employed (ROCE)	This indicator shows how efficiently a company works with the capital of its shareholders and lenders.
R&D	Abbreviation for "research and development."
Risk management	Systematic process to identify and assess potential opportunities and risks and to select and implement response strategies with respect to these opportunities and risks.

S

SEC	Abbreviation for Securities and Exchange Commission, the stock exchange supervisory authority in the U.S.
Segment	A reportable business segment for financial reporting purposes.
Sensitivity analysis	Analysis of effects of possible changes in assumptions. It is used, for example, to estimate how net periodic benefit cost is affected by decreasing/increasing discount rates.
Standard & Poor's	Independent rating agency that provides standardized indicators for the assessment of companies' credit ratings.
Supply Chain Management	Comprises the planning and management of all processes in connection with supplier selection, procurement and logistics.

W

Weighted Average Cost of Capital (WACC)	The rate that a company is expected to pay on average to all its providers of capital to finance its assets.

E.6 Index

E.7 Information resources

FURTHER INFORMATION ON THE CONTENTS OF THIS ANNUAL REPORT IS AVAILABLE FROM:

Address Siemens AG
Wittelsbacherplatz 2
80333 Munich
Germany

Phone +49 89 636-33443 (Media Relations)
+49 89 636-32474 (Investor Relations)
Fax +49 89 636-30085 (Media Relations)
+49 89 636-32830 (Investor Relations)
E-mail press@siemens.com
investorrelations@siemens.com

CONCEPT AND COORDINATION

Corporate Communications and Government Affairs:
Dr. Johannes von Karczewski

Corporate Finance:
Dr. Marcus Mayer

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E.7 Further information

INTERNET

The Siemens Annual Report for 2011 is available at www.siemens.com/annual-report

The Siemens Sustainability Report is available at www.siemens.com/sustainability-report
The Siemens publication *Pictures of the Future* is available at www.siemens.com/pof

MOBILE INTERNET

The Siemens Annual Report for 2011 is available at www.siemens.com/ar-mobile

The Siemens Global Mobile Website can be accessed at m.siemens.com

PRINTED COPIES OF THE ANNUAL REPORT ARE AVAILABLE FROM:

E-mail siemens@bek-gmbh.de
Internet www.siemens.com/order-annualreport
Fax +49 7237 1736

SIEMENS EMPLOYEES MAY ALSO OBTAIN COPIES FROM:

LZF, Fürth-Bislohe
Intranet https://c4bs.gss.siemens.com
Fax +49 911 654-4271
English Order no. A19100-F-V87-X-7600
German Order no. A19100-F-V87
French Order no. A19100-F-V87-X-7700
Spanish Order no. A19100-F-V87-X-7800

Employees should be sure to include their postal address and complete order data (Org-ID and cost center information).

In addition to an Annual Report at the end of each fiscal year, Siemens publishes quarterly consolidated financial statements in the form of press releases. Conference calls with journalists and analysts supplement these reports. Two major press conferences – one at mid-year and one at year-end – as well as an annual analyst conference give journalists and analysts further opportunities to review developments in our businesses. The financial reports for the first three quarters are complemented by an extensive interim report which includes an interim group management report as well as condensed interim consolidated financial statements (with notes). These reports are submitted to Deutsche Börse and the U.S. Securities and Exchange Commission (SEC), among other organizations. Siemens also provides the SEC with the Annual Report on Form 20-F. All these financial reports are available at www.siemens.com/financialreports

E.8 Company structure

E.8 Company structure

Managing Board of Siemens AG

Peter Löscher
President and
Chief Executive Officer

Corporate Communications and Government Affairs

Corporate Development

Roland Busch

Infrastructure & Cities

Asia, Australia

Brigitte Ederer

Corporate Human Resources

Europe, Commonwealth of Independent States

Klaus Helmrich

Technology

Corporate Technology

Joe Kaeser

Corporate Finance and Controlling

Financial Services

Siemens Real Estate

Equity Investments

Energy Michael Süß

Energy Service Randy H. Zwirn

Fossil Power Generation Roland Fischer

Oil & Gas Tom Blades

Power Transmission Udo Niehage

Solar & Hydro Theodor Scheidegger

Wind Power Felix Ferlemann

Healthcare Hermann Requardt

Clinical Products Norbert Gaus

Customer Solutions Thomas J. Miller

Diagnostics Michael Reitermann

Imaging & Therapy Systems Bernd Montag

Regional Cluster organization

Americas

Austral-Andina Daniel Fernandez

Brazil Paulo Ricardo Stark

North America Eric Spiegel

Asia, Australia

ASEAN-Pacific Lothar Herrmann

Japan Junichi Obata

North East Asia Mei-Wei Cheng

South Asia Armin Bruck

1 In March 2011, Siemens announced its intention to publicly list OSRAM and, as an anchor shareholder, to hold a long-term minority stake in OSRAM AG.
2 Commonwealth of Independent States

Barbara Kux	Hermann Requardt	Siegfried Russwurm	Peter Y. Solmssen	Michael Süß
Corporate Supply Chain Management Corporate Sustainability Global Shared Services	Healthcare	Industry Corporate Information Technology Africa, Middle East	Corporate Legal and Compliance Americas	Energy

Industry Siegfried Russwurm

Customer Services Dirk Hoke

Drive Technologies Ralf-Michael Franke

Industry Automation Anton S. Huber

Infrastructure & Cities Roland Busch

Building Technologies Johannes Milde

Low and Medium Voltage Ralf Christian

Mobility and Logistics Sami Atiya

Rail Systems Hans-Jörg Grundmann

Smart Grid Jan Mrosik

OSRAM AG[1] Wolfgang Dehen, Chairman of the Managing Board

Cross-Sector activities

Financial Services Roland Chalons-Browne

Global Shared Services Michel E. de Zeeuw

Siemens Real Estate Zsolt Sluitner

Europe, C.I.S.,[2] Africa, Middle East

Africa Sigi Proebstl

Central Eastern Europe Wolfgang Hesoun

Germany Rudolf Martin Siegers

Middle East Erich Käser

North West Europe Andreas J. Goss

Russia / Central Asia Dietrich Möller

South West Europe Francisco Belil

As of December 1, 2011

The members of the Supervisory Board are listed on pages 266–267 of Part II of this Annual Report.


Order no. A19100-F-V87-X-7600

Siemens is an integrated technology company. The business activities in our Sectors Energy, Healthcare, Industry, and Infrastructure & Cities have made us a global market and technology leader. Technological excellence, innovation, quality, reliability and international focus have been our hallmarks for over 160 years. Siemens is one of the world's largest providers of green technologies. Products and solutions from our Environmental Portfolio already account for considerably more than one-third of our total revenue. In fiscal 2011, our roughly 360,000 employees generated revenue from continuing operations of about €74 billion and income from continuing operations of €7.0 billion.

www.siemens.com/annual-report